Form 20-F
period 2002-12-31
FORBES MEDI TECH INC
filed 2003-07-01
CIK 1087477

i

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

Commission file number: 000-30076
FORBES MEDI-TECH INC. (Exact name of Registrant as specified in its charter)
CANADA (Jurisdiction of incorporation or organization)
200 - 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T8 (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Common Shares, without Par Value	Name of each exchange on which registered NASDAQ SmallCap
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

21,550,050 Common Shares as at December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

__X__ Yes ____ No
Indicate by check mark which financial statement item the registrant has elected to follow.
___X____ Item 17 ______ Item 18

TABLE OF CONTENTS

PART I

ITEM 1

Identity of Directors, Senior Management and Advisers

ITEM 2

Offer Statistics and Expected Timetable

ITEM 3

Key Information

ITEM 4

Information on the Company

ITEM 5

Operating and Financial Review and Prospects

ITEM 6

Directors, Senior Management and Employees

ITEM 7

Major Shareholders and Related Party Transactions

ITEM 8

Financial Information

ITEM 9

The Offer and Listing

ITEM 10

Additional Information

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

ITEM 12

Description of Securities Other than Equity Securities

PART II

ITEM 13

Defaults, Dividend  Arrearages and Delinquencies

ITEM 14

Material Modifications of the Rights of Security Holders and Use of Proceeds

ITEM 15

Controls and Procedures

ITEM 16

Reserved

PART III

ITEM 17

Financial Statements

ITEM 18

Not Applicable

ITEM 19

Exhibits

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements about Forbes Medi-Tech Inc. ("Forbes" or the "Company"), which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC") or the British Columbia Securities Commission (the "BCSC") also may include forward-looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance.  Forward-looking statements generally, but not always, are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "projects", "potential", "possible" and similar expressions, or that events or conditions "will," "may," "could" or "should" occur.

The forward-looking statements in this Annual Report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•

uncertainty as to the Company's ability to achieve the goals and satisfy assumptions of management;

•

the potential need of the Company to develop additional formulations for the  incorporation of the Company's phytosterols into various types of dietary supplements or food products in order to meet new customer requirements;

•

the Company's need for additional financing which may not be available on acceptable terms or at all;

•

the need to control costs and the possibility of unanticipated expenses;

•

uncertainty that the Phyto-Source LP manufacturing facility will continue to function as expected;

•

uncertainty as to whether the Company will be able to complete any licensing, partnering or major long term sterol contracts involving the Phyto-Source plant;

•

the need for regulatory approvals to market the Company's products in various countries, either with specific label claims or at all;

•

uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third party purchasers;

•

uncertainty related to the performance of contract obligations by buyers of products;

•

uncertainty as to the market acceptance of the Company's products and the Company's ability to generate projected sales volumes and product prices;

•

the need for continued cooperation and performance by the Company's strategic partner Chusei;

•

uncertainties as to the volume and timing of sales of the Company's products;

•

uncertainty as to the outcome or timing of clinical trials for FM-VP4;

•

the possibility that the Company will pursue additional development projects or other business opportunities;

•

the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars; and

•

other factors identified under the heading "Risk Factors", and those that are discussed or identified in the Company's other public filings with the SEC, the OSC and the BCSC.

The Company's actual results, performance or achievements could differ significantly from those expressed in, or implied by, the Company's forward-looking statements. Accordingly, the Company cannot assure that any of the events anticipated by the Company's forward-looking statements will occur, or if they do, what impact they will have on the Company's results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements.

v

Glossary of Terms

AMC	Academic Medical Center, University of Amsterdam
androstenedione (AD) and androstadienedione (ADD)

Essential raw materials used in the manufacture of a number of steroid-based pharmaceutical products which are used to treat medical conditions such as arthritis, asthma, skin disorders and in the production of steroid-based hormones and oral contraceptives.

Assignment Agreement	The Assignment and Assumption Agreement between the Company and Novartis dated as of the 1st day of October, 2001, as amended See Item 4B, "Business Overview" - "Acquisition of Rights to Reducol(TM)".
atherosclerosis

A hardening of the arteries in which cholesterol, other fats and various blood components build up in the walls of the arteries. As atherosclerosis progresses, the arteries to the heart may narrow so that oxygen-rich blood and nutrients have difficulty reaching the heart. This condition leads to angina and heart attack (see coronary heart disease).

atherosclerotic lesions	Areas in the arteries damaged by deposits of cells, fat and collagen in the arterial wall.
cardiovascular disease	A disease of the heart or arteries supplying the heart or other organs.
cGMP	Current Good Manufacturing Practices - manufacturing practices for drugs and/or foods as set out in the regulations of the United States, Canada and other countries.
cholesterol

A soft, waxy substance essential for normal body functions, including the production of steroid-based hormones and bile acids. Cholesterol can be made by the body in sufficient quantities and is present in all tissues, including the nervous system, muscle, skin, liver, intestines and heart.

cholesterol-lowering agent	A therapeutic agent that is used to reduce the level of circulating cholesterol in the blood.
Chusei

Chusei (U.S.A.) Inc., a Texas corporation.  The Company has entered into a joint venture with Chusei by establishing Phyto-Source LP for the construction and operation of a wood sterol manufacturing facility in Pasadena, Texas.

coronary heart disease	A common heart ailment caused by narrowing of the coronary arteries that supply oxygen and nutrients directly to the heart muscle, almost exclusively caused by atherosclerosis (see atherosclerosis).
Dietary supplements	Products intended to supplement the diet which are ingested in dosage form, and which may contain a neutraceutical.
dyslipidemia	A metabolic lipid disorder.
FDA	Food and Drug Administration - the government agency which regulates the manufacture, use and sale of food, human diagnostics and therapeutic products in the United States.

FM-VP4	Forbes' novel cholesterol-lowering prescription pharmaceutical candidate under development
Fermic	Fermic, S.A. de C.V., a toll manufacturing company in Mexico.
Forbes Capital	Forbes Medi-Tech Capital Inc., a wholly-owned subsidiary of the Company.
Forbes Research	Forbes Research & Manufacturing Inc., a wholly-owned subsidiary of the Company.
Forbes USA	Forbes Medi-Tech (USA) Inc., a wholly-owned subsidiary of the Company.
Formation Agreement	Amended and Restated Formation and Contribution Agreement between the Company, Forbes Medi-Tech (USA) Inc., Chusei and Phyto-Source made as of January 19, 2001 and dated July 17, 2001, as amended.
Functional Foods

Conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Dietary supplements are products intended to supplement the diet which are ingested in dosage form, which may contain a nutraceutical.

GRAS

Generally Recognized as Safe - Refers to substances that are "generally recognized as safe" for consumption in the US and can be added to foods by manufacturers without establishing their safety by rigorous experimental studies.

HDL

High density lipoproteins - HDL contains proteins which are involved in the removal of cholesterol from the tissues. High levels of HDL cholesterol are associated with a decreased risk of coronary heart disease. HDL cholesterol is known as the "good" cholesterol.

Health Canada	The government agency which regulates the manufacture, use and sale of human diagnostics and therapeutic products in Canada.
hypercholesterolemia	Excess of cholesterol in the blood.
hyperlipidemia	An excessive amount of lipids in the blood (i.e. elevated cholesterol, triglyceride or lipoprotein levels).
LDL

Low density lipoproteins - LDL carries the largest amount of cholesterol. High levels of LDL cholesterol are associated with an increased risk of coronary heart disease. LDL is known as the "bad" cholesterol.

lipids	Dietary or blood fatty substances, including cholesterol and triglycerides that are present in cell membranes and body tissues.
lipoproteins	Protein and lipid coated "packages" that transport fat and cholesterol in the blood. Lipoproteins are classified according to their density. Major lipoproteins include HDL and LDL.
metabolism	The chemical processes involved in the absorption, molecular transformation, utilization and elimination of dietary constituents.

MLA	The Strategic Alliance and Exclusive Master License Agreement between the Company and Novartis dated April 16, 1999.
NDA/NDS	New Drug Application/New Drug Submission: The documentation submitted to the FDA, Health Canada or other local regulatory authorities to obtain approval to market a new drug.
Novartis	Novartis Consumer Health, SA, a subsidiary of Novartis AG.
nutraceutical

Nutraceuticals can be generally described as ingredients extracted from natural sources which are incorporated into food or into capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease.

peripheral vascular disease	Narrowing of the arteries supplying the heart, brain or legs usually caused by atherosclerosis leading to impairment of blood supply.
Pharmavite	Pharmavite LLC of California
phase I clinical trials	Clinical trials used to assess the potential toxicity of a new drug, primarily involving healthy volunteers.
phase II clinical trials	Clinical trials used to assess the effectiveness and most effective dosage of a new drug.
phase III clinical trials	Late stage clinical trials used to assess a drug for efficacy and safety at several independent sites in a large number of patients.
Phyto-S-Sterols

Previously referred to as "Forbes Wood Sterols", a product line of cholesterol-lowering phytosterols derived from by-products of the pulping industry, the sterol/stanol combination of which may be varied to suit customer's needs. See Item 4B, "Business Overview"- "Reducol(TM) and Phyto-S-Sterols".

Phyto-Source, or Phyto-Source LP, or Phyto-Source joint venture

Phyto-Source LP, a Texas limited partnership, which has been established as a joint venture between the Company and Chusei for the construction and operation of a wood sterol manufacturing facility in Pasadena, Texas.

the LLC	Phyto-Venture, LLC, a Texas limited liability company, in which the Company holds a 50% interest phytosterols

A class of natural products bearing a common tetracyclic carbon structure. Found in plants, where they serve functions as constituents of cell membranes (e.g. sitosterol, sitostanol, campesterol, campestanol and stigmasterol).

Phytrol(TM)	One of the Company's phytosterol products, sold as a food and dietary supplement ingredient, and currently known as "Reducol(TM)". See Item 4B, "Business Overview" - "Reducol(TM) and Phyto-S-Sterols".

Reducol(TM)	One of the Company's phytosterol products, sold as a food and dietary supplement ingredient. . See Item 4B, "Business Overview" - "Reducol(TM) and Phyto-S-Sterols".
sterols	An abbreviated name for "phytosterols".
steroids

Steroids are a class of compounds which bear a common tetracyclic carbon structure and occur in small amounts in humans and other living systems where they perform important hormonal functions. These natural products, or synthetic variants thereof, also serve as important pharmaceutical drugs in the treatment of various human diseases.

tall oil

A substance formed by the acidification of tall oil soap, generally with sulphuric acid. It serves as a source of resins, fatty acids and fatty alcohols, as well as terpenes, used in the commercial manufacture of soaps, lubricants and paper sizings.

tall oil pitch

Pitch is the viscous, black tarry residue remaining after the volatile components of crude tall oil have been removed by distillation. It contains the non-volatile phytosterols and other higher molecular weight components that do not distill due to their very high boiling point. Pitch has been used as a fuel source and in asphalt applications.

tall oil soap

The upper layer formed in the vat during the caustic soda treatment of wood chips in the pulping process. This layer contains the water insoluble natural substances present in the wood. These substances are a mixture of phytosterols, fatty acids and fatty alcohols and terpenes.

therapeutic	For treating a disease.
toxicity	The quality of being poisonous.
toxicology	The study of toxicity.
triglycerides

A dietary fat transported in blood as fatty acid esters of the alcohol glycerol.  Triglycerides are carried through the blood stream to the tissues where released fatty acids serve as a source of energy. Dietary fat is the primary source of triglycerides.

Twinlab	Twinlab Corporation of New York
UBC	University of British Columbia, located in Vancouver, British Columbia, Canada.
up-scaling	Taking a small scale laboratory-scale biological or chemical process and increasing its physical scale.
VPx Library of Compounds	A group of the Company's synthetic entities with therapeutic potential targeting several different segments of the health care market.

PART I

ITEM 1

Identity of Directors, Senior Management and Advisers

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

ITEM 2

Offer Statistics and Expected Timetable

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

ITEM 3

Key Information

A.

Selected Financial Data

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  For reconciliation to accounting principles generally accepted in the United States see Note 18 to the consolidated financial statements for the year ended December 31, 2002, the five-months ended December 31, 2001 and the years ended July 31, 2001 and 2000.  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report.  The selected financial data is expressed in Canadian dollars.

	Fiscal year ended December 31, 2002	Five-month period ended December 31, 2001(1)	Fiscal years ended July 31
			2001	2000	1999	1998
(Expressed in ‘000's except per share information)
Revenue	$7,980	$3,885	$7,861	$2,979	$909	$271
Net Loss
Canadian GAAP	(4,120)	($6,461)	($19,722)	($11,319)	($6,924)	($2,661)
US GAAP	(3,999)	($6,654)	($19,821)	($11,492)	($7,244)	($2,760)
Net Loss per Share
Canadian GAAP	($0.19)	($0.30)	($0.93)	($0.66)	($0.47)	($0.22)
US GAAP	($0.18)	($0.31)	($0.94)	($0.67)	($0.49)	($0.22)
Number of Shares used to calculate loss per share:
Basic	21,766	21,225	21,171	17,228	14,747	12,325
Cash, cash equivalents and short-term investments	$413	$6,693	$17,977	$52,005	$22,784	$8,730
Working Capital	($3,494)	$5,957	$15,781	$49,154	$21,465	$8,426
Total Assets
Canadian GAAP	$27,417	$39,984	$48,270	$64,402	$29,126	$9,277
US GAAP	$27,417	$39,984	$48,270	$64,402	$29,126	$9,277
Total Liabilities	$10,417	$19,970	$21,807	$18,950	$4,801	$3,676
Shareholders' Equity
Canadian GAAP	$17,000	$20,014	$26,463	$45,451	$24,325	$5,601
US GAAP	$17,000	$20,014	$26,463	$45,451	$24,325	$5,601

(1)

As the Company changed its financial year-end from July 31 to December 31, these figures represent the five-month period ended December 31, 2001.

Currency Exchange Rates

The Company's accounts are maintained in Canadian dollars. In this Report all currency references are expressed in Canadian dollars ($) unless otherwise indicated.  The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the conversion of Canadian dollars into United States dollars, based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 26, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.7452 (US$1.00 = Cdn$1.342).

US Dollars per Canadian Dollar

Fiscal Year Ended July 31					Five-month period ended December 31	Fiscal Year ended December 31
	1998	1999	2000	2001	2001	2002
Low	0.6617	0.6341	0.6629	0.6333	0.6241	0.6200
High	0.7292	0.6891	0.6969	0.6781	0.6547	0.6619
Average for period	0.6974	0.6610	0.6798	0.6564	0.6339	0.6368
End of period	0.6617	0.6636	0.6720	0.6532	0.6260	0.6329

US Dollars per Canadian Dollar

	December 2002	January 2003	February 2003	March 2003	April 2003	May 2003
Low for the Month	0.6461	0.6570	0.6720	0.6822	0.6975	0.7437
High for the Month	0.6329	0.6349	0.6530	0.6709	0.6737	0.7032

B.

Capitalization and indebtedness

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

C.

Reasons for the Offer and Use of Proceeds

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

D.

Risk Factors

The Company is subject to significant risks and past performance is no guarantee of future performance.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business.  This list of factors may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time. The Company cannot predict such risk factors, nor can the impact, if any, be assessed of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.  Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

The following summarizes the major risks and uncertainties facing the Company:

The Company has a History of Losses   For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million and an accumulated deficit of $55.4 million.  The Company has a history of losses, including net losses of $6.9 million for the financial years ended July 31, 1999, $11.3 million for the financial years ended July 31, 2000, $19.7 million for the financial years ended July 31, 2001 and $6.5 million for the five month period ended December 31, 2001.  The Company anticipates that it will continue to incur significant losses during fiscal 2003 and that it will not reach profitability until further successful and profitable commercialization of one or more of its products.  Even then, the initial losses incurred by the Company may never be recovered.  There can be no assurance that any of the Company's recently launched products or products currently under development will be commercially successful.

Need for Additional Funds  As at December 31, 2002, the Company had a working capital deficit of $3.5 million.  In addition, the Company used cash in its operations of $3.8 million during the fiscal year ended December 31, 2002, $6.2 million during the five month period ended December 31, 2001 and $24.7 million during the fiscal year ended July 31, 2001.  As of December 31, 2002, the Company has commitments to contribute capital to its Phyto-Souce joint venture in the amount of US$1.35 million due when called by the joint venture; to pay US$2 million in royalties to Novartis during 2003; to repay its $1 million principal amount convertible debenture due December 19, 2003; and to fund commitments under research agreements in the amount of $0.8 million of which $0.6 million relates to on-going clinical trials.  The Company has also, through its subsidiary Forbes USA, guaranteed the repayment to a third party of a US$700,000 principal amount loan made by the third party to Phyto-Source, which loan is expected to be paid in full by November 2003.  The Company anticipates that it will be expending substantial funds in 2003 to fund research and development activities related to its products, to meet its financial obligations, and on general and administrative expenditures.

The Company's future operations are dependent on its ability to obtain third party financing in the form of debt and/or equity and ultimately to generate future profitable operations.  The Company is currently seeking additional funds through future debt or equity financing and joint venture partners to offset future cash flow deficiencies.  Such financing may not be available or may not be available on reasonable terms.  The resolution of this going concern issue is dependent on the realization of management's plans. (See Note 1 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2002)

The current market for financing is challenging and there can be no assurance that such additional funds will be available on acceptable terms or at all.  The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company's cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.

The Company's financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation throughout 2003 and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  The Company's financial statements do not include any adjustments related to the recovery of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Dependence Upon a Few Customers and Products  During the year ended December 31, 2002, the Company had phytosterol revenues of $7.8 million, including $6.85 million in sales and $0.94 million in licensing revenues.  Most of the Company's revenue was earned from sales of phytosterols to two customers.  The Company anticipates that it will be dependent on a few customers for all of its revenues for the fiscal year ending December 31, 2003.  Any material change in the relationship with such customers or in the demand for the Company's phytosterol products will have a material effect on the Company's business and results of operations.

Additional Research and Development is Required Before the Company Can Commercialize Additional Products or Market Existing Products into Other Countries  To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products.  The Company's products require extensive levels of research and development.  The Company has spent approximately $3.2 million, $2.1 million, $7.1 million, and $5.3 million on research and development efforts during the fiscal year ended December 31, 2002, five months ended December 31, 2001, and the fiscal years ended July 31, 2001 and 2000, respectively.

Since its inception, the Company has been engaged primarily in research and development.  Although in the last year the Company's revenues have increased and the Company believes that its phytosterols may be incorporated into a wide variety of food, beverages, dietary supplements and medicines, clinical studies proving the efficacy of its phytosterols in a wide variety of foods and beverages, in dietary supplements or as pharmaceutical products have not yet been completed, and stable and effective formulations have not yet been adequately tested or developed on a commercial scale.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, whether in food or beverages or as dietary supplements, and further extensive research will be required prior to any sale of a pharmaceutical product.    Accordingly, the Company may be required to conduct additional developmental activities on these products, and certain of the Company's proposed products will require substantial additional research and development, including extensive pre-clinical and clinical testing, before the Company will be able to obtain the approvals of the FDA, Health Canada, and similar regulatory authorities in other countries. In 2003, the Company commenced the Phase II component of the clinical trial at the Academic Medical Center in Amsterdam of its pharmaceutical product, FM-VP4.  See Item 4B, "Business Overview - "FM-VP4" and also see the additional risk factors set out below relating to Pharmaceutical Research and Clinical Trials.

Development of New Products  The development of new products is subject to a number of significant risks and uncertainties. Potential products that appear to be promising in various stages of development, including many of the products currently being developed by the Company, may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult or uneconomic to manufacture on a large scale, be uneconomical to market, not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.

Certain of the Company's products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production of the Company's products may require the development of new manufacturing technologies and expertise. The impact on the Company's business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Company will successfully meet any of these technological challenges, or others that may arise in the course of development.

Risks Inherent in Nutraceutical and Pharmaceutical Research  Pharmaceutical and nutraceutical research and development is highly speculative and involves a high and significant degree of risk.  The marketability of any product developed by the Company will be affected by numerous factors beyond the Company's control, including:

•

the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•

preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•

manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•

proprietary rights of third parties or competing products or technologies may preclude commercialization;

•

requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•

other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Risks Related to Clinical Trials  The Company must demonstrate through preclinical studies and clinical trials that its product is safe and efficacious before the Company can obtain regulatory approval for the commercial sale of such products for certain commercial applications.  The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and there can be no assurance that any clinical trials of the Company or any of the Company's collaborators will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. Failure to complete clinical trials successfully and on a timely basis could have an adverse effect on the Company's future business.

Risks Related to Strategic Relationships  Part of the Company's strategy is to enter into arrangements with third parties from time to time related to the development, clinical testing, up-scaling, manufacturing, marketing and commercialization of its products. Such relationships may enable the Company to market its products to new markets, generate additional revenue and develop and commercialize new products.  Entering into strategic relationships is complicated and the interests of the Company's strategic partners may not be or remain consistent with the interests of the Company.  Some of the Company's current and future strategic partners may decide to compete with the Company, refuse to fulfill or honour their contractual obligations to the Company, or change their strategic plans to reduce their commitment to, or even abandon, their relationships with the Company.  To the extent the Company enters into product out-licensing arrangements for the marketing or distribution of its products with collaborative partners, any revenues the Company receives will depend upon the efforts of third parties. There can be no assurance that any third party will market the Company's products successfully or that any third-party collaboration will be on favorable terms. The Company may not be able to control the amount and timing of resources its strategic partners devote to the Company's products.  The agreements may be terminated or altered by the Company's strategic partners in certain circumstances.  If any marketing partner does not market a product successfully, the Company's business might be materially and adversely affected.

The Company's primary strategic partner is Chusei, its joint venture partner in Phyto-Source.  The Company may not be able to control or maintain its current strategic relationship or establish new or additional relationships on favorable terms or at all.  Further, the Company's strategic relationships may not prove to be successful. Should the relationship between the Company and Chusei become strained, there may be a negative effect on the Company and its manufacturing operations.

Risks Associated with the Company's Intellectual Property Rights  The success of the Company is dependent not only on its ability to protect its intellectual property rights but also upon the protection of rights of third parties from which it has licensed intellectual property rights.  The Company holds, directly or indirectly, rights to various patents and rights to various pending patent applications in Canada, the United States, and other jurisdictions.  In addition, the Company relies upon certain other technologies, ideas, know-how, secrets or other information, which it may not be able to protect.  Notwithstanding precautions the Company may take to protect its rights, third parties may copy or obtain and use the Company's proprietary and licensed technologies, ideas, know-how, secrets and other proprietary information without authorization or independently develop technologies similar or superior to the Company's proprietary and licensed technologies.  The Company enters into confidentiality and restriction on use agreements with its employees, strategic partners and others; however, these agreements may not provide meaningful protection of the Company's proprietary and licensed technologies or other intellectual property in the event of unauthorized use or disclosure.  Policing unauthorized use of such technologies and intellectual property is extremely difficult, and the cost of enforcing the Company's rights through litigation may be prohibitive.  Further, the laws of jurisdictions other than Canada and the United States may not provide meaningful protection of the Company's and such third parties' intellectual property rights.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others  The manufacture and sale of any products developed by the Company may involve the use of proprietary processes, products or information, which are owned by third parties. Although the Company has obtained licenses or rights with regard to the use of certain of such processes, products and information as best it can, there is no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There is no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

To maintain these agreements in good standing, the Company and Phyto-Source must abide by the terms of such agreements, and the loss of any of such agreements due to default could have a materially adverse impact on the Company's operations.  There are no assurances that the Company or Phyto-Source will be able to renew or renegotiate the licensing agreements on acceptable terms if and when the agreements terminate.

Risks Associated with the Company's Patents  The Company's success will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology in Canada, the United States and other countries. (See Item 4B - "Business Overview - Patent Portfolio:  Owned by or Exclusively Licensed to Forbes Medi-Tech").  The Company cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect its technology.  In addition, no assurance can be given that any patents issued to or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Company.

The patent positions of pharmaceutical and biotechnology firms, including the Company, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of the Company's current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Moreover, the Company cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and the Company.

Similarly, since patent applications filed before October, 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Company cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions.  There is no assurance that the Company's patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

Accordingly, the Company may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and the patents of other parties could require the Company to stop using or pay to use certain intellectual property, and as such, the Company's competitive position and profitability could suffer as a result.

Risks Associated with Claims of Infringement of Proprietary Rights of Others  The functional food and pharmaceutical industries have experienced substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights.  As a result, there is a substantial risk that the Company, or one or more of its licensors, may become subject to litigation alleging that the Company's or such licensors' products and technologies infringe on the proprietary rights of third parties.  Whether or not the Company's or such licensors' products or technologies infringe on the proprietary rights of third parties, the Company or such licensors could incur significant expenses in defending allegations of infringement of proprietary rights. Further, the Company or such licensors may be required to modify their products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement.  The Company or such licensors may not be able to modify their products or obtain licenses on commercially reasonable terms, in a timely manner, or at all, any of which could adversely affect the Company's business.

Third Party Payors/Government Controls  The Company's revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organisations.

The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control.  In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether such legislative or regulatory proposals will be adopted or the effects of such proposals or managed care efforts may have on the Company's business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the Company's business and financial condition and that of the Company's prospective corporate partners. Accordingly, the Company's ability to establish strategic alliances may be adversely affected. In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent the Company succeeds in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. The Company may not be able to obtain prices for its products under development that will make them commercially viable.

Risk of Technical Obsolescence  The pharmaceutical and nutraceutical industries are characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's products obsolete, less competitive or less marketable.  The process of developing the Company's products is extremely complex and requires significant continuing development efforts and third party commitments.  The Company's failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business.

Because the pharmaceutical and nutraceutical industries are characterised by rapid technology change and obsolescence, the Company may be unable to anticipate changes in its current and potential customer requirements that could make the Company's existing technology obsolete. The Company's success will depend, in part, on its ability to continue to enhance its existing products and services, develop new technology that addresses the increasing sophistication and varied needs of the Company's current and future customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company's proprietary technology and investing in certain niche markets entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Competition  The markets for products based on the Company's technology are intensely competitive and, as a result, the Company faces competition from several different sources, including nutraceutical companies, food companies, pharmaceutical companies, biotechnology companies, universities and other related institutions.

In the pharmaceutical market, the Company competes with Bayer, Merck & Co., Pfizer, Bristol-Myers Squibb Company, AstraZeneca AB and others. In the functional foods market, the Company's products will compete with the products of, among others, Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. These companies are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company.  In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which the Company may compete from time to time, and which may have significantly better and larger resources than the Company.  Accordingly, the Company's competitors may succeed in commercializing products more rapidly or effectively, which could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Company's competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed or sold by the Company. Competitive products may render the Company's products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

Risk of Market Acceptance  There can be no assurance that any of the Company's products in development or products recently launched will achieve market acceptance.  Further, there can be no assurance that products launched by Twinlab, Pharmavite or other licensees containing ReducolTM or any of the Company's phytosterols will achieve sustained market acceptance.

The degree of market acceptance for the Company's products will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer's expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payors, and in the case of the Company's nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, physicians, patients, payors or the medical community in general will accept and utilize any existing or new products that may be developed by the Company.

Need for Growth and Plant Expansion  The Company intends to launch a series of products over the next few years. There is no assurance that the Company's employees, systems, procedures, controls, and existing space, or the manufacturing facilities of Phyto-Source will be adequate to support expansion of the Company's operations. The Phyto-Source plant is currently operating at full capacity. The Company's future operating results will depend on the ability of its officers, key employees and manufacturing partners to manage changing business conditions and to implement and improve technical, administrative, financial control, reporting systems and operational excellence in order to achieve established business objectives. The company has recently received an unexpectedly large increase in the number of orders placed by customers which will require the Company to enter into new or modified arrangements with Phyto-Source to expand and further upgrade their facilities and technology related to manufacturing, all or part of the cost of which may be required to be borne by the Company. In the event that the Company cannot enter into such new or modified arrangements, the Company may be required to seek additional contract manufacturers, which may or may not be available, or if available, which may or may not be willing to contract with the Company on terms acceptable to the Company or at all. The Company may not be able to expand and upgrade its facilities and supporting systems and infrastructure to accommodate increases. Difficulties in managing any future growth could have a significant negative impact on the Company's business because the Company may incur unexpected expenses and be unable to meet customers' requirements.

Future Revenues and Profitability are Uncertain  The Company's financial results may fluctuate, and its future revenue and profitability are uncertain.

The Company's ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of its products. Because the Company is and will be in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period. In addition, product development programs will require substantial additional investment, including the cost of pre-clinical and clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions. Phyto-Source will continue to require capital investment in order to expand operations, which the Company will be expected or required to fund, either wholly or in part. The success of the Company's joint venture, Phyto-Source LP, will rely significantly on the ability of both the Company and Chusei to respond to changing customer demands. There can be no assurance that, or if so when, the Company will successfully develop, receive regulatory approvals for, or manufacture or market, any new products for its own marketing purposes, or for third parties such as Phyto-Source. The research, development, production and marketing of new products will require the application of considerable technical and financial resources by the Company and its collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years. The Company may not be able to achieve or sustain profitability.

The Company's future revenues is also dependent upon fulfillment of contractual obligations by third parties, including fulfilling payment terms and meeting forecasted purchase requirements by buyers of the Company's products and assets.

Dependence upon Key Personnel  The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will also depend, in large part, upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense.  If the Company loses the services of key personnel, it may be unable to replace them, and its business could be negatively affected.

Government Regulation Generally  Some products manufactured by the Company will have to comply with the FDA's current Good Manufacturing Practices ("cGMP") and other FDA, Health Canada and local government guidelines and regulations, including other international regulatory requirements and guidelines.  Additionally, certain of the Company's customers may require the manufacturing facilities contracted by the Company to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Company fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended.  The Company may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Company or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

The Company is subject to regulation by governments in many jurisdictions and, if the Company does not comply with food, healthcare, drug, manufacturing and environmental regulations, among others, the Company's existing and future operations may be curtailed, and the Company could be subject to liability.

In addition to the regulatory approval process, the Company may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the food ingredient, dietary supplement and pharmaceutical industries.

The Company cannot predict the time required for regulatory approval, or the extent of clinical testing and documentation that may be required by regulatory authorities.  The Company may not be able to obtain the approval of regulatory authorities in any country to market its products, or if obtained, that the approval will be given in a timely manner or that such approval will not later be revoked.  Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Europe, Canada or other countries would significantly delay or prevent the development of the Company's markets and products and would therefore adversely and severely affect its business.

Government Regulation of Functional Foods  The regulatory process for the approval of functional foods in a number of countries is currently in a state of uncertainty, which may negatively impact the marketing of the Company's phytosterol products.  For example, prior to June, 2001, Australia had no regulations governing functional foods.  However, in June of 2001, the Australia New Zealand Food Authority (ANZFA) regulations governing novel foods, including foods containing plant sterols, came into force with the result that previously unregulated novel foods, including products enriched with Reducol(TM), were voluntarily withdrawn from the market pending regulatory approval. (See Item 4B "Business Overview - Government Regulation - Nutraceuticals - Australia").

Health Canada has classified all phytosterol products, which would include sterol esters, stanol esters and free sterols, as drugs.  As such, the Company is prohibited from marketing its phytosterols in Canada until regulatory approval from Health Canada is obtained.  Additionally, the division which oversees food products has currently taken the position that no nutrients naturally present in foods can be enhanced in concentration to form functional foods.

In the United States, the Company's phytosterols are currently permitted to be included in food or as dietary supplements and the FDA has issued a letter to the Company allowing it to use a heart-health claim for its phytosterols pending a final ruling.  There can be no assurance that the current regulations will not be modified or that such modifications will not have an adverse effect on the ability of the Company to continue to distribute or advertise such products in the United States, or that the final ruling will continue to allow the Company to use the heart-health claim for its phytosterols.

In the EU, the Novel Foods Act requires manufacturers of functional foods, including the Company, to submit their products for EU review and approval.  There can be no assurance that the Company will receive approval to market any of its products in the EU in a timely manner, if at all.

Government Regulation of Pharmaceuticals  The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Company's products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and Health Canada in Canada may deny approval of a NDA or NDS if required regulatory criteria are not satisfied, or may require additional testing.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA and Health Canada may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized.  Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to its own pharmaceuticals, the Company expects to supply many active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in its customers' drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA, Health Canada and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. The Company cannot predict how long the necessary regulatory approvals will take or whether the Company's customers will ever obtain such approval for their products. To the extent that the Company's customers do not obtain the necessary regulatory approvals for marketing new products, the Company's product sales could be adversely affected.

Health Canada, the FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause the Company to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States.  The Company could face similar risks in these other jurisdictions, as the risks described above.

Restrictions on Product Labeling and Advertising  The FDA, which regulates product labeling, has issued a letter allowing the Company to use a heart-health claim for its phytosterol products, however, has not made a final ruling with respect to same.  There can be no assurance that the FDA will make a final ruling allowing the Company to use the heart-health claim or that the FDA will not revoke the permission granted to the Company to make the claim.  Regulatory agencies in Europe and other countries may regulate claims made regarding functional foods and their efficacy. Similarly, the United States Federal Trade Commission and its counterparts in other countries may place restrictions on the Company's ability to make claims regarding the efficacy of its products in advertising. Restrictions on product claims may impede the Company's efforts to gain general market acceptance for its products at a premium price, which would adversely affect the Company's business. Currently, the pricing of functional foods generally exceeds the pricing of similar conventional foods, and clinical claims are necessary to maintain the competitive position of functional foods.

Product Liability, Negative Publicity and Insurance  The sale of the Company's phytosterol products, the use of any of the Company's unapproved products under development, the use of the Company's products in clinical trials, including FM-VP4 and, if regulatory approval is received, the sale of such products, may expose the Company to liability claims which could adversely affect the Company.  Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling or consuming such products.  The Company currently has general liability and office contents insurance.  This insurance may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss.  The Company may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect the Company's ability to maintain existing policies or to obtain new insurance on existing or future products. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of the Company's products. As a result, any product liability claim or recall could seriously adversely affect the Company's business.

Risks Relating to Supply and Sale of Raw Materials  The Company relies on the availability of raw materials, such as "pitch from the forest industry", at commercially reasonably prices for the production and development of its sterol-based products and technology.  The Company may not be able to obtain adequate supplies of raw materials, plant sterols or other ingredients in a timely fashion or at acceptable quality, quantity, timing or prices to satisfy its complete long-term requirements.  The Company's inability to obtain raw materials or plant sterols at acceptable qualities, quantities, timing or prices would adversely affect its business.  In addition, the Company relies on the ability to resell its remaining pitch after extraction of phytosterols at commercially reasonable prices.

Manufacturing Risks  The Company relies substantially for its success on its ability to either manufacture or secure third party manufacture of its products. In the case of phytosterols, the Company relies for commercial manufacturing on Phyto-Source, a joint venture in which the Company has a 50% interest.  The Phyto-Source manufacturing facility is operated by Chusei, the Company's joint venture partner.

The Company may not be able to successfully identify, acquire or develop any additional manufacturing facilities and the costs of any facility that is identified, acquired or developed may greatly exceed the Company's expectations.  Further, the Company has only limited manufacturing experience.

As a result of its limited manufacturing capacity and experience, the Company has relied and will continue to rely heavily on contract manufacturers for the production of product required for its clinical studies, product formulation work, up-scaling experiments, and commercial production.  The Company may not be able to obtain contract manufacturers to produce a sufficient quantity or quality of its products to conduct its clinical studies, product formulation work, up-scaling experiments and commercial production.

Even if the Company is successful in securing manufacture of sufficient products for its clinical trials, product formulation work, up-scaling experiments and commercial production, the Company expects to rely on the efforts of contract manufacturers, including Phyto-Source and third-party manufacturers to produce its products.  Contract manufacturers may not be available or, if obtained, may not be reliable in meeting the Company's requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. Further, the Company may not be successful in developing its own manufacturing facilities capable of producing sufficient commercial quantities or qualities of its products. As a result, the Company and its commercial partners may not be able to manufacture products in commercial quantities or qualities that would enable the Company to meet its business objectives.  Any such failure would adversely affect the Company's business.

Factors beyond the control of the Company could cause interruption in operations at the Phyto-Source manufacturing facilities, which could adversely affect the Company's reputation in the marketplace and its business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within the control of the Company, its joint venture partner or its contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions. Any significant interruptions in operations could damage the Company's reputation in the marketplace and have a negative impact on the Company's business.

Risk of Side Effects  Currently, there are no regulations in the United States, or in many other countries in which the Company currently intends to market the Company's phytosterol products, used as functional foods and dietary supplements, which limit the total amount of such products a person may consume in any particular period.  In addition, the amounts of phytosterols which have been studied in clinical trials to date has been limited.  As a consequence, there is a risk that an individual could consume, through functional foods and dietary supplements, large quantities of phytosterols, and as a result, experience side effects yet to be determined.  The Company could face future liability for unknown side effects and any such liability could exceed the resources of the Company.

Political and Economic Risks  The Company relies in part on third parties located in the US and other foreign countries for the development and manufacture of its products.  The current political and economic climate in these countries may be considered less predictable than in Canada and the United States.  Changes in government, economic and political policies may adversely affect the Company's business and operating results.

Environmental Risks  Research, development and commercial processes involve use of materials which may result in by-products that may be hazardous.  The Company, its strategic partners, distributors, manufacturers, sales agents and others involved in handling materials are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. There is a risk of accidental contamination or injury from these materials which cannot be eliminated. The Company could be liable for any resulting damages and any such liability could exceed the resources of the Company. The Company may also be required to obtain permits to transport and dispose of hazardous waste under applicable environmental laws. The Company may not be able to obtain such permits, which would adversely affect its ability to efficiently manufacture or transport its products. The Company, its strategic partners, distributors, sales agents, manufacturers and others involved in handling materials may be required to incur significant costs to comply with environmental laws and regulations in the future or to remediate environmental violations.  The Company may be adversely affected by current or future environmental laws or regulations.  Any failure by the Company or Phyto-Source to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following: (i) cessation of portions or all of the operations of the Company or Phyto-Source; (ii) imposition of fines; (iii) restrictions on the ability of the Company or Phyto-Source to carry on or expand operations; (iv) significant expenditures by the Company or Phyto-Source in order to comply with environmental laws and regulations; or (v) liabilities in excess of the resources of the Company or Phyto-Source. Any of these sanctions could have a material adverse effect on the business of the Company.  In addition, there is no assurance that the Company will be able to dispose of its waste products in a cost effective or timely manner, or at all.

Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of pharmaceutical and biotechnology companies, including the Company's, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of competing technological innovations or new therapeutic products by the Company's competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others and general market conditions, delay in achieving or failure to achieve previously announced milestones or Company goals, can have an adverse effect on the market price of the shares of the Company. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price. Sales of substantial amounts of the Company's shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of the Company's shares and make it more difficult in the future for the Company to raise funds through equity offerings.  As a result of the volatility of the Company's stock price, there is no assurance that the Company will continue to meet the minimum listing requirements on the Nasdaq SmallCap Market, The Toronto Stock Exchange, or any other securities market on which the shares of the Company may be listed from time to time.  De-listing of the Company or its shares from any securities exchange could have a negative effect on the liquidity of the Company's shares and/or the ability of a shareholder to trade in shares of the Company.

The Company's common share price has been, and is likely to continue to be, volatile.

Stock Exchange Minimum Listing Requirements  The Company's Common Shares are currently listed on the Toronto Stock Exchange and, effective July 26, 2002, the Nasdaq SmallCap Market.  The Company does not currently meet Nasdaq's minimum US$1.00 bid price requirement for continued inclusion on the Nasdaq SmallCap market and has until July 14, 2003 to regain compliance with this requirement.  There is no assurance that the Company will continue to meet the minimum listing requirements of either the Nasdaq SmallCap Market or the Toronto Stock Exchange.  If the Company does not continue to meet the minimum requirements of the relevant exchange, the Company's shares may be de-listed from such exchange.  De-listing of the Company or its shares from any securities exchange could have a negative effect on the liquidity of the Company's shares and/or the ability of a shareholder to trade in shares of the Company.

No Dividends  The Company has not paid any cash dividends on its Common Shares and does not anticipate paying any dividends in the foreseeable future. The Company plans to retain any earnings for use in the operation of the Company's business and to fund future growth.

Anti-Takeover Provisions  On February 9, 1998, the Company's board of directors (the "Board of Directors") adopted a shareholder rights plan which was amended and restated by the Company's board of directors on April 28, 2003 (the "Rights Plan"). The Rights Plan was adopted by the Company's shareholders at the Company's Annual General Meeting on May 29, 2003.  The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of the shareholders of the Company. The Rights Plan is designed to give the Board of Directors of the Company time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer for the Company. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of the Company without first negotiating with the Company's Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for Common Shares.

Foreign Currency and Exchange  The Company's functional currency is the Canadian dollar.  The Company operates and intends to continue operating in several foreign markets.  As such, cash flows from such foreign operations will be subject to fluctuations in the foreign exchange rate of the applicable currency.

Conflicts  Certain of the Directors and Officers of the Company also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with the Company or which may provide professional services to the Company.  Consequently there exists the possibility for such Directors and Officers to be in a position of conflict.  (See Item 6A - "Directors and Senior Management - Conflicts of Interest")

Risks Related to Material Contractual Obligations  The Company has obligations under a number of contracts, and the failure of the Company to meet its obligations under any of its material contracts may have a material adverse effect on the Company's operations and financial condition.  In particular, but without limitation, the failure of the Company to meet its obligations under the Amended and Restated Formation and Contribution Agreement between the Company, Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001 or any of the contracts related thereto, under the Convertible Debenture dated December 31, 2000 made by the Company in favour of Canadian Forest Products Ltd., under the Assignment Agreement with Novartis, or under the agreements entered into respecting the clinical trial of FM-VP4 currently being conducted in Amsterdam, could have a material adverse impact on the Company's operations and financial condition.  At present, the Company does not have sufficient funds to meet its long-term obligations under such contracts and even if the Company is able to raise further funds, which itself cannot be assured, such amounts may be insufficient for these purposes.

ITEM 4

Information on the Company

Forbes is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases.  Forbes' scientific platform is based on core sterol technology.  Plant sterols, also known as phytosterols, are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees. Plant sterols have attractive commercial applications as cholesterol-lowering agents and in the pharmaceutical steroid market.  Forbes' wood sterols are extracted from wood pulping by-products. These wood sterols form the basis of a diversified line of healthcare products targeted at the Prescription Pharmaceutical and Nutraceutical markets.

Forbes' main products under development or commercialization include its cholesterol-lowering pharmaceutical product candidate, FM-VP4, which represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors.  Other products under development or commercialization include phytosterol food additives and dietary supplement ingredients.  Forbes' current research activities are primarily focused on cholesterol-lowering and cardiovascular health benefits.

A.

History and Development of the Company

Forbes was incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, the Company changed its focus from mining exploration to pharmaceutical research and development and, accordingly, changed its name to "Forbes Medi-Tech Inc." on July 8, 1992.  The Company was continued under the Canada Business Corporation Act on April 11, 2001 and the Company's previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws.

The Company's Articles currently authorize the Company to issue 200,000,000 common shares and 50,000,000 preferred shares.

The Company's head office, as well as its registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number of the registered office is (604) 689 - 5899.

Principal Capital Expenditures, Acquisitions and Dispositions During the Past Three Fiscal Years  The Company's principal capital expenditures, acquisitions and dispositions, and certain important events, in the Company's development during the fiscal year ended December 31, 2002, the five month transition period ended December 31, 2001, and the fiscal years ended July 31, 2001 and July 31, 2000 were as follows:

Fiscal Year Ended July 31, 2000

•

During the year ended July 31, 2000, the Company spent approximately $1.2 million on improvements to its plant and equipment located in Amqui. Quebec.  The Company had acquired the plant in 1998.

Fiscal Year Ended July 31, 2001

•

The Company entered into a manufacturing agreement with Fermic, S.A. de C.V. ("Fermic") for the commercial production of AD and ADD. Forbes is required to supply the necessary raw materials and pay prescribed monthly tolling fees based on the usage of Fermic's fermentation capacity.  Pursuant to the agreement, Forbes agreed to provide financing for additional auxiliary equipment required for the production of AD and ADD at Fermic's facilities ("Auxiliary Equipment Financing").  During the year ended July 31, 2001, the Company spent approximately $0.4 million on auxiliary equipment under this commitment.

•

The Company spent $2.9 million on fixed assets and leasehold improvements in establishing new laboratory facilities at UBC.

•

The Company acquired technology related to the extraction of phytosterols from pitch from B.C. Chemicals Ltd. and Canadian Forest Products Ltd., for $2.5 million payable in cash and $1 million in the form of a convertible debenture, due December 19, 2003, convertible into the Company's common shares at $6.18 per share.  This technology was subsequently licensed on a semi-exclusive basis to Phyto-Source LP as part of its formation.

•

In January 2001, the Company and Chusei (U.S.A.) Inc. ("Chusei") entered into a Formation and Contribution Agreement.  On July 17, 2001, the parties formally entered into a 50-50 joint venture and formed Phyto-Source LP, for the purposes of constructing and operating a dedicated phytosterol manufacturing facility near Houston, Texas.  Under these agreements, the Company agreed to contribute US$7.1 million for the construction of a phytosterol manufacturing facility and US$1 million for working capital. In addition, the Company agreed to: (a) loan Phyto-Source LP US$4 million for the licensing of certain technology from Chusei and, (b) to transfer inventory of raw materials and finished goods priced at US$3.5 million. As of July 31, 2001, the Company had contributed US$3.7 million for construction and working capital, transferred the inventory and advanced US$1 million of the loan. Subsequent to July 31, 2001, all of the remaining US$3 million loan and approximately US$3 million of the remaining cash contribution was advanced to Phyto-Source.

•

After forming Phyto-Source LP, the Company closed its phytosterol manufacturing operations at its Amqui pilot facility and wrote down $2.7 million of the carrying value of the facility, and subsequently made a further $1.3 million write-down of the carrying value.

Five-Months Ended December 31, 2001

•

In 2001, the Company changed its fiscal year-end from July 31 to December 31.

•

The Company entered into an agreement with Novartis to acquire substantially all of Novartis' rights to Phytrol(TM)/Reducol(TM) and related assets, for US$4 million. The Company elected not to complete this acquisition in March, 2002 and the agreement terminated.  Subsequent to the five months ended December 31, 2001, in June 2002, the Company and Novartis entered into the Assignment Agreement for the acquisition of rights to ReducolTM by the Company from Novartis.

•

The Company wrote down the value of the Amqui pilot plant facility in Quebec by a further $1.3 million to $1.5 million to reflect the anticipated sale price of the facility.

•

The Company advanced the balance of US$3 million of the loan to Phyto-Source LP and US$1.5 million for capital and working capital to Phyto-Source LP.

•

The Company spent $0.3 million pursuant to its commitments to the Auxiliary Equipment Financing

Fiscal Year Ended December 31, 2002

•

Certain laboratory assets with a net book value of $0.1 million were sold for proceeds of $0.07 million resulting in a loss on sale of $0.03.  Other laboratory equipment with net book value of $0.2 was contributed in kind to UBC as a prepayment for research costs.  The remaining laboratory assets and leasehold improvements relating to the assets at the Company's research laboratories were written down by $1.1 million to $0.8 million, being the lower of carrying amount or fair value less cost to sell as at December 31, 2002.

•

The Company advanced $2.4 million for capital and working capital to Phyto-Source LP.  At December 31, 2002, the Company was committed to invest a balance of US$1.35 million in Phyto-Source LP for the completion and operation of the manufacturing facility.

•

A net amount of $1.2 million cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.

•

In fiscal 2002, a demand loan in the amount of US$0.7 million was secured by Phyto-Source to finalize its plant construction.  The demand loan is repayable in ten equal monthly installments beginning January 31, 2002 and bears an interest rate of the lesser of prime plus 1% or 6%, but not less than 6%.  Each of Forbes Medi-Tech (USA) Inc. and Chusei has guaranteed the demand loan and until its repayment, the Company has deferred certain payments otherwise due from Phyto-Source.

•

The Company entered into an agreement for the sale of the Amqui property for $1.6 million.  On closing, the Company received proceeds of $0.3 million, and a note receivable of $1.2 million payable in one lump-sum payment of $0.35 million plus interest in May 2003, with the remainder payable by monthly installments beginning September 2002 and ending August 2009.

•

In June 2002, the Company and Novartis entered into the Assignment Agreement for the acquisition of rights to Reducol(TM) by the Company from Novartis.  (See Item 4B, "Business Overview - Acquisition of Rights to Reducol(TM)") Under the terms of the Assignment Agreement, the Company has agreed to pay Novartis US$2.5 million. Of this amount, US$0.5 million was offset against money owed by Novartis to the Company. As a result of the Assignment Agreement, the Company eliminated deferred revenue of $9.9 million and accounts payable for $0.1 million, and hence recognized a gain of $6.0 million.  The net payment by the Company to Novartis is US$2 million payable in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. A minimum of US$1.5 million must be paid to Novartis by June 30, 2003 with the remaining US$0.5 million due by December 31, 2003.

•

In fiscal 2002, net cash of $1.1 million was provided by two private placements.  In the first private placement, the Company issued 324,861 units at $0.65 per unit for net cash proceeds of $0.2 million.  Each unit consisted of one common share plus .08 of a common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004. In June 2003, 615 such warrants were exercised for proceeds of $1 per share (total of $615).

•

In the second private placement, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million.  As part of the issue of special warrants in 2002, the Company also issued 150,000 brokers' warrants to Dominick & Dominick Securities Inc. to purchase 150,000 common shares at $0.65 per share until March 24, 2004.

•

The Company spent $0.8 million pursuant to its commitments to the Auxiliary Equipment Financing.  During 2002, further activities regarding the processing of AD and ADD were suspended as the Company focused on the possible licensing and/or divestiture of the AD/ADD technology.

Subsequent to the Fiscal Year Ended December 31, 2002

•

On January 24, 2003, the 1.5 million special warrants issued in September 2002 were converted at no cost to the holders into a total of 1,575,000 common shares of the Company at a rate of l.05 common shares per warrant, further to the special warrant investors having waived the requirements of the Company to file and obtain receipts for a prospectus.  In 2003, a total of 102,000 brokers' warrants issued in connection with the September 2002 special warrant financing were exercised for proceeds of $0.0663 million.

•

In April 2003, Forbes announced that it had sold its pharmaceutical fine chemicals business which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD).  Forbes will receive gross proceeds of US$1.9 million for the sale.  To date, the Company has received a total of $950,000 of the sale proceeds and the remaining $950,000 is due in December 2003.  Included in the technology sold to the buyer is technology which was originally licensed to Forbes by the University of British Columbia ("UBC") in 1995.  In order to facilitate the sale by Forbes, UBC will assign the licensed technology to the Company in consideration for the issuance to UBC of the 25,000 common shares of the Company which are otherwise issuable to UBC under the license, plus an amount of cash which, when added to the deemed value of the common shares issued, will equal US $83,000.  In addition, the Company may pay finders' fees to third parties in connection with the AD and ADD sale transaction of up to 10% of the gross sale price received by the Company.  (See Item 4B, "Business Overview" - "Technology Licenses Granted to the Company")

Historical Development

In 1995, the Company originally acquired two licenses of technology from the University of British Columbia ("UBC") which technology resulted from research directed at increasing the commercial value of the forest industry in British Columbia.  UBC developed extraction technology capable of deriving phytosterols as potential cholesterol-lowering agents from tall oil soap, a by-product of the pulp and paper industry. In addition, UBC developed fermentation technology capable of converting phytosterols to the pharmaceutical steroid intermediates androstenedione ("AD") and androstadienedione ("ADD"). These technologies formed the basis of the Company's initial research and product development efforts.

Since acquiring these licenses, Forbes has conducted research initially developing the original licensed technology, and later, developing and acquiring new technologies in the areas of plant sterols, tall oil soap and tall oil pitch.  Based on such technologies, the Company pursued commercial opportunities in three distinct markets: Nutraceuticals, Pharmaceutical Steroids, and Prescription Pharmaceuticals.

The year 2002 brought significant changes to Forbes.  In particular, the Company changed its management, focus, partnerships and operations.

In 2002, Charles Butt, the President and a director of the Company, was also appointed to the position of Chief Executive Officer.  The former Chief Executive Officer, Tazdin Esmail, remains the Chairman of the Board of Directors of, and a consultant to, the Company.  During the year, a number of other senior management changes took place as well.

Following Mr. Butt's appointment as Chief Executive Officer, the Company began to restructure its strategic focus from a diversified health sciences company to a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases.  The Company also resolved to streamline its operations consistent not only with its change in focus but also due to challenging economic conditions, particularly for additional financing.  While the Company's scientific platform remains based on core sterol technology, its shift to a biopharmaceutical focus established the foundation for the Company's strategic decisions to divest itself of both its dedicated laboratory facilities and its pharmaceutical steroids technology. Accordingly, the Company is currently pursuing commercial opportunities in two distinct markets, Prescription Pharmaceutials and Nutraceuticals, instead of its previous three, which included Pharmaceutical Steroids, and is continuing to conduct its research programs through selected universities and contract research organizations.  The change in focus has provided the Company with an annualized savings while enhancing the Company's relationship with key academic centers in both North America and internationally, and has also resulted in the disposition of the Pharmaceutical Steroids Technology for staged payments totalling US $1.9 million.  (See Item 4B, "Business Overview" - "Technology Licenses Granted to the Company").

B.

Business Overview

Forbes is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases.  Forbes' scientific platform is based on core sterol technology.  Plant sterols, also known as phytosterols, are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees. Plant sterols have attractive commercial applications as cholesterol-lowering agents and in the pharmaceutical steroid market.  Forbes' wood sterols are extracted from wood pulping by-products. These wood sterols form the basis of a diversified line of healthcare products targeted at the Prescription Pharmaceutical and Nutraceutical markets.

The Company's Pharmaceutical and Nutraceutical Products:  The Fight Against "Bad" Cholesterol and Cardiovascular Disease

A major symptom of cardiovascular disease is a build-up of atherosclerotic plaque in the arteries, which can lead to heart attack or stroke. Angioplasty and by-pass surgery are often used to treat severe cases. Sufferers of cardiovascular disease also have higher incidence of diabetes, obesity, Alzheimer's and a number of other debilitating illnesses.

It is now recognized that an elevated level of total blood cholesterol is an independent risk factor for cardiovascular disease, and that the reduction of high blood cholesterol through treatment with cholesterol-lowering agents can significantly reduce death and illness from cardiovascular disease.

According to the American Heart Association, it is estimated that over 100 million adults in the United States alone have cholesterol levels which are considered high or borderline-high (www.americanheart.org (2003)).  Cholesterol is a substance found among the fats in the bloodstream and in the body's cells (often referred to as lipids). Lipids are an important part of a healthy body because it is a constituent of cell membranes, and is used to form certain hormones. Cholesterol and other fats cannot dissolve in the blood and they have to be transported to and from tissues by special carriers of lipids called lipoproteins. There are several types of lipoproteins, but the primary focus is on low density lipoprotein ("LDL" or "bad") cholesterol and high density lipoprotein ("HDL" or "good") cholesterol.

LDL is the major cholesterol carrier in the blood. When a person has too much LDL cholesterol circulating in the blood, cholesterol can slowly build-up within the walls of the arteries that feed the heart and brain. Together with other substances, it can form an atherosclerotic plaque, a thick, hard deposit that is often referred to as hardening of the arteries. The formation of a clot in the region of this plaque can block the flow of blood to parts of the heart muscle and cause a heart attack. If a clot blocks the flow of blood to part of the brain, the result is a stroke. That is why LDL cholesterol is often called "bad" cholesterol.

HDL carries about one-fourth to one-third of blood cholesterol. Medical experts think HDL tends to carry cholesterol away from the arteries and back to the liver, where it is excreted from the body. Some experts believe HDL removes excess cholesterol from atherosclerotic plaques and thus slow their growth. HDL is known as "good" cholesterol because a high level of HDL is believed to protect against heart attack and stroke.

Prescription Pharmaceuticals

Cholesterol-lowering drugs have become the world's top-selling medicine due to the significant health risk of high blood cholesterol.  The market is dominated by the statin class of drugs, which suppress an enzyme (HMG-CoA reductase) produced by the liver that is necessary for the synthesis of cholesterol.  Not only do some patients fail to respond to the statin treatment as intended, the consumption of statins have also exhibited a number of potential side effects such as organ damage, stomach cramps, pain and/or constipation, and in rare cases, death.  The leading drugs in the statin category include Lipitor(TM) (Pfizer) and Zocor(TM) (Merck).  Also on the market are Mevacor (Merck), Pravachol (Bristol Myers Squibb), and Lescol (Novartis Pharmaceuticals).  According to the FDA, while all statins have been associated with very rare reports of a muscle disorder called rhabdomyolysis, cases of fatal rhabdomyolysis in association with the use of Baycol (Bayer) have been reported significantly more frequently than for other approved statins. Bayer voluntarily withdrew the product from the US market. With the withdrawal of Baycol, significant attention is now being placed on the known side effects which occur in a small number of patients taking statin drugs.

FM-VP4

Forbes' pharmaceutical development program has targeted the US$21+ billion cholesterol-lowering prescription market opportunity, which is projected to grow to US$30 billion by 2007 (Datamonitor, 2002), by means of FM-VP4, Forbes' novel cholesterol-lowering prescription pharmaceutical candidate which is currently undergoing clinical trials in Europe.

FM-VP4 is a cholesterol absorption inhibitor, a new class of cholesterol-lowering pharmaceutical, and may have application as both a monotherapy and adjunct therapy to statins.  The adjunct therapy market is expected to achieve a compounded annual growth rate of over 38% (2002 - 2008) according to Frost & Sullivan.  The first cholesterol absorption inhibitor which has been commercialized is Zetia from Merck/Schering-Plough.

FM-VP4 is a novel analogue of phytostanols, which has shown dramatic lipid-lowering and anti-atherosclerotic properties in pre-clinical trials. FM-VP4 is based on phytosterol compounds (phytostanols analogue) that have a similar molecular composition to cholesterol and inhibits cholesterol absorption in the small intestine.  The Company believes that FM-VP4 offers the potential to contribute significantly to the lipid lowering market that is currently dominated by the statin class of drugs.

In pre-clinical trials, FM-VP4 administration was not assocated with any significant toxicity.  Data from animal models has been encouraging with the lowering of cholesterol ranging from 52-75% and the lowering of triglycerides (which may contribute to cardiovascular diseases) from 44-60% and a 75% reduction in the build-up of atherosclerotic plaque.  In particular, when added to food of cholesterol-fed gerbils, the FM-VP4 test group showed reduced plasma cholesterol levels by 55% over four weeks with no identifiable side effects and a 98% reduction of LDL cholesterol. Dogs with normal cholesterol levels that consumed FM-VP4 have also shown a reduction of cholesterol levels. This effect was further confirmed in a study of apolipoprotein E-deficient (ApoE) mice fed FM-VP4 which resulted in a 75% decrease in total cholesterol and a 44% decrease in triglyceride levels. After 12 weeks, assessment of atherosclerotic lesion size indicated that the FM-VP4 treatment resulted in a 75% reduction in the formation of lesions compared to the control group.

An indication arising from FM-VP4 pre-clinical trials is the potential weight-loss effect on the body weight of gerbils and dogs.  This weight-loss indication was confirmed in a second gerbil study with no measurable toxicity.  In this study, 30 gerbils were divided into three groups:  a control group, a group which received FM-VP4 via their drinking water, and a group which received FM-VP4 via their diet. At the end of the eight-week study, the body weights of gerbils consuming FM-VP4 via their water and diet were 24.4% lower and 25.2% lower, respectively, compared to the control group.  There was no trend found in the study indicating changes in food or water intake relative to body weight.  Further, there were no signs of toxicity measured by changes in kidney and liver function.  These studies have been published in peer-reviewed journals and presented at scientific conferences such as the American Heart Association, Drugs Affecting Lipid Metabolism, and American Association of Pharmaceutical Sciences.

The Company announced on September 24, 2001, that it received approval to initiate a Phase I/II clinical trial from the Institutional Review Board of the Academic Medical Center, University of Amsterdam.  The Phase I/II trial is a randomized, double-blind, placebo controlled dose-ranging study designed to establish the safety, efficacy and optimal dose of FM-VP4 in subjects with moderately elevated cholesterol levels.  In the Phase I segment of the trial, six groups of five healthy males with mild to moderate hypercholesterolemia (elevated blood cholesterol) were administered single doses of FM-VP4 ranging from 100 mg to 2000 mg or placebo. After receiving the medication, each subject was monitored over a 24-hour period and periodically over the following seven days.  The last visit of the last subject for the Phase I trial was on December 16, 2002.  All 30 subjects completed the trial.

The goal of the Phase I study was to establish safety and tolerability of the medication.  On January 27, 2003, the Company announced results from the Phase I study of FM-VP4.  The results clearly established the safety and tolerability of FM-VP4 over the dose ranges studied.  Even at the highest dosage levels, no serious adverse events were reported thereby emphasizing the excellent safety profile of the drug.

On August 8, 2002, the Company announced that it had received approval from the Medical Safety Review Panel of the Academic Medical Center in Amsterdam to initiate the Phase II components of FM-VP4.  The Phase II clinical trial component involves five groups of 20 hypercholesterolemic volunteers treated daily for 28 days with either a placebo or 100 mg, 200 mg, 400 mg or 800 mg of FM-VP4. Evaluations are carried out on a weekly basis over a four-week period to check biological and safety factors with a follow-up evaluation two weeks later. The primary endpoint of the Phase II study is the change in LDL cholesterol from the baseline measurement after four weeks of treatment.  The secondary endpoints are changes in other lipids:  total cholesterol, HDL cholesterol and triglyceride levels from the baseline measurement after four weeks of treatment.  This study is also evaluating longer term safety of the drug.

Due to the safety profile of FM-VP4 observed in the Phase I study, the AMC received approval from the Medical Ethics Committee of the Institutional Review Board in Holland to amend the protocol to Phase II.  The amended protocol expands the inclusion criteria, enables faster recruitment and allows for overlapping of test groups, reducing the required time to complete the trial.  The Company announced on January 20, 2003 that subject dosing for Phase II clinical trials of FM-VP4 had commenced with expected completion in the latter part of 2003.

Based upon information gathered from pre-clinical studies and the recent Phase I safety data, the Company has initiated a pharmaceutical partnership strategy to further the development of FM-VP4.  In addition, following the Phase II trial, expected to complete in late 2003, the Company plans to initiate a US FDA Investigational New Drug application.

VPx Library of Compounds

The VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.  These compounds may have additional benefits such as lowering triglyceride levels, increasing HDL (good cholesterol) levels, and anti-obesity, anti-diabetic, and anti-inflammatory indications.  The exploration of different indications provides the Company not only with a foundation for further research but also the potential to enter into new segments of the health market.  Each of these health care market segments is both substantial in size and shows a need for the development of new and better products.

In the past two decades, the cardiovascular drug market has been the leading drug category in sales.  The worldwide sales of cardiovascular drugs approached US$71 billion in 2001, an increase of 8.2% from 2000 revenues of US$66 billion.  With an average annual growth rate of 8.3%, the market is expected to increase to nearly US$115 billion by 2007.  The market is said to be driven by a number of factors, one of which is a large and increasing patient base for certain classes of drugs, particularly novel anti-dylipidemics and anti-thrombotics.  (Datamonitor, 2002).

In 2002, there were more than 300 million obese people worldwide with approximately 115 million suffering from obesity-related complication such as hypertension, stroke, heart disease, degenerative joint disease and increased risk of type II diabetes.  It is estimated that Americans spend over $40 billion annually on weight-loss products and is projected to grow at a rate of 5.6% to US$48.8 billion by 2006.  Successful obesity treatment typically requires long-term therapy and as such, it is essential for these products to be safe and effective over an extended period.  The current prescription drugs are said only to offer modest weight reduction (less than 10%) and side-effects are a deterrent to long-term treatment.  Several companies such as Johnson & Johnson have anti-obesity drugs in the phase III clinical trials, however, most of the promising drugs are in the earliest stages of clinical trials.  (World Health Organization Archives 2002), Pharmafile August 3, 2002)

Diabetes is the seventh leading cause of death in both developed and developing countries, and is on the rise due to increasing obesity, sedentary lifestyle, poor dietary habits, aging populations and population growth.  In the United States alone, approximately 17 million people (6.2% of the population) suffer from diabetes.  In the past decade, there has been a dramatic 33% rise in this condition owing to an increased prevalence of obesity and unhealthy lifestyles.  The US Department of Health and Human Services estimates that US$15 billion is spent annually to treat this disease.  At present, the only effective treatment for diabetes is insulin injections.  Oral drugs available to manage diabetes are said to only have a modest impact against the disease.  (Business Communications Company Inc. September 9, 2002, American Diabetes Association)

Treatment for anti-inflammatory diseases comprises a $20 billion market.  Not only does the market show no signs of slowing in growth, expansion in this area is expected both due to the side effects produced and also because they are less than optimal for such conditions as rheumatoid arthritis and migraines.  (Mindbranch August 2000)

The Company intends to pursue some or all of these benefits indications as soon as appropriate resources are available, including additional financing.

FM-VP4 related Research

Concurrent with the European clinical trials of FM-VP4, the Company is also continuing research jointly with UBC to study the mechanism of action of sterol-based pharmaceuticals on cholesterol absorption with a focus on FM-VP4 and related compounds.  The three-year joint research project  which commenced  in 2001, is expected to cost about $1 million, of which approximately $0.28 million is being funded with a grant from the Canadian Institutes of Health Research. The Company is funding the balance of the project costs by providing funds, staffing and scientific supplies and equipment. UBC-based research is being conducted in the Faculty of Pharmaceutical Sciences and Department of Pathology and Laboratory Medicine.

The primary focus of the research project, which is in part funded under the CIHR/University-Industry Research Program, is to identify the mechanism(s) of action by which phytosterols and phytosterol analogues inhibit cholesterol absorption and help prevent cardiovascular disease.

Competition

There are several categories of cholesterol-lowering drugs including bile acid sequestrants, fibric acid derivatives, nicotinic acid, HMG CoA reductase inhibitors (statins), and probucol. Studies in the late 1980s that demonstrated a reduction in mortality with use of drugs to reduce cholesterol coincided with the development of statins which have become the dominant class of cholesterol-lowering drugs.  The Company's competition in this area includes large pharmaceutical companies such as Bristol-Myer Squibb Company, Pfizer, Bayer, Merck & Co., and AstraZeneca AB. There are a number of cholesterol-lowering agents from a variety of categories currently proceeding through clinical trials, including a highly potent new generation of statin drugs: Crestor (rosuvastatin) (Astra Zeneca), which is already in the Canadian and EU markets and pending US FDA approval, and pitavastatin (Kowa Company, Japan), which is still in Phase III clinical trials.

Selective cholesterol absorption inhibitors are a new class of drugs for lipid management.  The Company's FM-VP4 falls into this class.  As stated above, Merck and Schering-Plough have also developed a drug in this class, Ezetimibe-(Zetia(TM)) which recently received approval in the US and the EU (called Exetrol(TM)).  A Zetia/Zocor combination (a cholesterol transport inhibitor/simvastatin, developed by Merck/Schering-Plough) is expected to reach the US market by the end of 2003 or early 2004.

Other classes of drugs in research and development for treatment of dyslipidemia and prevention of atherosclerosis, in various stages of development by a number of pharmaceutical companies, including Merck & Co, Pfizer, Bayer , Takeda-Abbott and others, include bile acid sequestrants, ACAT inhibitors, MTP inhibitors, CETP inhibitors, LPL activators, inhibitors of the ileal Na+/bile acid co-transporter and others, all of which are potential competitors to FM-VP4.

Nutraceuticals

The Nutritional Business Journal, 2002 (NBJ) estimates the current annual global nutritional market at $150 billion. According to NBJ, the size of the US functional foods market in 2002 was US$20.6, with dietary supplements accounting for US$18.5 billion.  The NBJ predicts that the functional food market will grow by 7% through 2004.

The Company believes that the growth in this industry is fuelled by factors such as: (i) increased awareness of the link between diet and health; (ii) aging populations in developed countries; (iii) governments seeking to reduce healthcare costs; (iv) food and beverage manufacturers seeking product differentiation; and (v) scientific studies linking ingredients to health benefits.

In May, 2001, the National Cholesterol Education Program (NCEP) Expert Panel in the U.S. issued updated clinical guidelines for the treatment and prevention of high cholesterol (National Institutes of Health Publication No. 01-3670, May, 2001). One of their specific recommendations for therapeutic lifestyle changes was to encourage increased consumption of plant sterols/stanols as part of a healthy diet.

ReducolTM and Phyto-S-Sterols

Forbes has developed Reducol(TM) and other phytosterol compositions referred to as "Phyto-S-Sterols" (formerly "Forbes Wood Sterols"), which are plant sterol based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process and produced through a proprietary extraction and purification process.  The initial cholesterol-lowering ingredient developed by Forbes was Phytrol(TM), and was originally licensed to Novartis in 1999.  Forbes re-acquired its rights to Phytrol(TM), which Novartis had consumer branded as Reducol(TM), in 2002 (see "Acquisition of Rights to Reducol(TM)" below).  References in this Annual Report to Reducol(TM) mean and include the ingredient's former name, Phytrol(TM).

Clinical studies have shown that, when added to certain foods, Reducol(TM) can reduce both total and LDL ("bad") cholesterol. In 1997, McGill University conducted a clinical human study over a 30-day period with 32 male subjects with high cholesterol levels in which half received a placebo margarine and half received ReducolTM-enhanced margarine in their diet.  The key finding, published in the June 1999 issue of American Journal of Clinical Nutrition, was that the ReducolTM test group showed a 24.4% reduction in LDL (bad) cholesterol compared to and 8.9% reduction for the control group. Both groups were on a standardized, prudent North American diet. During this study, no significant adverse events were observed and the level of HDL (good) cholesterol remained unchanged.

As cholesterol-lowering agents, the Company believes that there are a number of positive aspects to Reducol(TM) and Phyto-S-Sterols such as:

•

the ability to help reduce total and LDL cholesterol;

•

a favourable safety profile;

•

an absence of taste and odour;

•

the ability to be incorporated into a wide variety of fatty and low-fat foods and beverages, and potential incorporation into non-fat foods and beverages;

•

their origin from natural and non-genetically modified plant constituents;

•

the ability to be incorporated into certain foods without esterification; and

•

the abundance of forest industry by-products which serve as a base material for phytosterols.

The Company believes that cholesterol-lowering nutraceutical products will prove attractive, not only to those people with confirmed high cholesterol levels, but also to a large population of consumers concerned about their overall health regardless of their cholesterol levels, since these kinds of products may have value in the prevention and risk reduction of cardiovascular disease.

Phytosterol and Other Revenue

Since the fiscal year ended July 31, 2001, the majority of the Company's revenue has been generated from phytosterol sales and licensing.  In the fiscal year ended December 31, 2002, the five months ended December 31, 2002 and the fiscal years ended July 31, 2001 and July 31, 2000, the Company reported revenue as follows:

All of the Company's phytosterol revenues were derived from sales to customers, other than investees, outside of the consolidated Company.  For the years ended December 31, 2002 and 2001, substantially all of the Company's revenue was generated from two customers.  Any loss of customer or failure of any customer to order its forecasted amounts could materially affect the Company's revenue.

Acquisition Of Rights To Reducol(TM)

On June 25, 2002, the Company announced that it had entered into the Assignment Agreement with Novartis to acquire all Novartis' rights (with certain exceptions) to Phytrol(TM)/Reducol(TM) which had been previously licensed by the Company to Novartis under the MLA, substantially all of Novartis' sublicense agreements, including those with Pharmavite LLC and Twinlab (see below), and, other than the Reducol(TM) trademark, all related patent and trademark rights, health registrations and records.  The Reducol(TM) trademark has been licensed by Novartis to the Company on an exclusive basis for use in connection with the Company's Reducol(TM) business until the final payment under the Assignment Agreement is made, at which time the trademark will be assigned to the Company.   Forbes recognized a $6 million gain on the transaction in the quarter ended June 30, 2002 through a reduction in short-term and long-term deferred revenue.

Under the terms of the Assignment Agreement, Forbes agreed to pay Novartis US$2.5 million, of which US$0.5 million was offset against money owed by Novartis to Forbes. Forbes agreed to pay the net amount to Novartis of US$2 million from phytosterol sales royalties between June 22, 2002 and December 31, 2003. Forbes is required to pay a minimum of US$1.5 million to Novartis by June 30, 2003 and the remaining US$0.5 million by December 31, 2003. Should the Company obtain future financing beyond its current requirements, and the total financings exceed US$7 million, then any outstanding balance will be paid to Novartis within 30 days of receipt of funds.

Commercial Production of Reducol(TM) and Phyto-S-Sterols

During 2001, Forbes and Chusei formed Phyto-Source LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.  Forbes and Chusei each have a 50% interest in Phyto-Source.

Pursuant to the Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001 (the "Formation Agreement"), Forbes and Chusei each agreed to contribute US$8.1 million in cash and property to Phyto-Source for a total contribution of US$16.2 million.  Chusei agreed to contribute land, existing and new equipment and technology.  Forbes agreed to contribute US$8.1 million in cash to finance the construction of the manufacturing facility and to provide initial working capital to Phyto-Source. Forbes also licensed its phytosterol manufacturing technology to Phyto-Source on a non-exclusive basis. In addition, Forbes loaned Phyto-Source an additional US$4 million for the purposes of licensing Chusei's manufacturing technology and expertise relating to phytosterol production on an exclusive basis, and transferred inventory of raw materials and finished goods priced at US$3.5 million.  The loan principal is repayable to Forbes in equal monthly installments over a three-year period commencing on January 1, 2003 plus interest at the prime rate of the Southwest Bank of Texas.  In 2002, however, the Company deferred repayment of its loan to a US $700,000 loan made by the Southwest Bank of Texas to Phyto-Source in the fall of 2002 (the "Southwest Bank Loan").  The Southwest Bank Loan is scheduled to be fully repaid in 2003, and has been guaranteed by both Forbes' subsidiary, Forbes Medi-Tech (USA) Inc., and Chusei.  The Company currently owes Phyto-Source an additional US $1.35 million in cash contributions under the original Formation Agreement, however it is planned that, once the Southwest Bank Loan has been retired, this amount will be set-off against the amount owed by Phyto-Source to the Company for inventory. Under the terms of the joint venture agreement between Forbes and Chusei, profits from Phyto-Source for the sales of phytosterols will be split 50/50 between Forbes and Chusei.

The plant is currently the largest wood sterol manufacturer in the world, capable of producing 1,000 metric tonnes annually of pharmaceutical and food-grade sterols.  This capacity can be doubled or tripled in a reasonable period of time as demand for production continues to grow. The Phyto-Source LP is now operating at full capacity, however, the Company maintains the flexibility to divert production from Phyto-S-Sterols to accommodate the higher-margin Reducol(TM) sales.

As at the end of September 2002, Forbes and Phyto-Source had secured sales contracts which are projected, based on customer forecasts, to generate combined revenues to Forbes and Phyto-Source of up to US $26 million over a 2 year period commencing in 2003.  These contracts include a major supply agreement between Phyto-Source and a large multinational company.

Phyto-Source operates under a standard environmental exemption in Texas which is allowed for facilities with low emission levels.  In terms of hazardous waste generation, Phyto-Source is classified as a small quantity generator, due to the small amount of hazardous waste generated.  Any hazardous waste is disposed of according to federal and local regulations.

Raw materials are purchased on a spot basis or according to a supply agreement.  The primary raw material used by Phyto-Source for producing phytosterols is tall oil pitch.  A three-year supply agreement is currently in place for pitch and expires in December, 2003.  Phyto-Source is considering different options for securing pitch supplies, in anticipation of expanded production requirements.  These options include potential extension of the current supply contract.   Other raw materials include standard solvents and reagents available on a continuing commercial basis.

Dietary Supplements

ReducolTM has been incorporated into two nationally distributed dietary supplements currently available in the US.  Pharmavite LLC of California has incorporated ReducolTM into one of its dietary supplements, Nature Made® Cholest-Off(TM) which is sold through mass market channels including food, drug and mass merchandising stores.  Twinlab, is marketing a cholesterol-lowering product called Cholesterol Success(TM) through natural health stores throughout the United States.

On March 4, 2003, the Company announced that its supply and licensing contract with Pharmavite LLC for the sale of ReducolTM has been extended for three years.  In May 2003, the Company gave notice to terminate a supply agreement entered into the prior year with Pan Pharmaceuticals of Australia for incorporation of ReducolTM in dietary supplements.  Due to the relatively small tonnage of ReducolTM that would have been acquired by Pan Pharmaceuticals under the supply agreement, the Company is of the view that its previous revenue guidance for 2003 will not be affected.

Forbes is also developing soft gel capsules with phytosterols alone, or in combination with omega-3 fatty acids.  A patent application for the combination with omega-3 fatty acids has been filed.

Competition

The dietary supplement market is very competitive and highly fragmented due to the diverse nature of the supplements available. According to the Nutrition Business Journal, dietary supplement manufacturers include companies such as Royal Numico, Wyeth, Bayer and Bristol Myers Squibb/Mead Johnson.

Functional Foods

Forbes' phytosterols can be incorporated into a wide variety of foods, including low-fat foods.  The Company has developed technology for the use of it's phytosterols in the following broad food categories: cereal bars, fruit juices, cheese, yogurt, milk, cooking oils, salad dressings and confectionary items.

ReducolTM-enriched chocolate has been shown to reduce LDL cholesterol by 10.3% as per a study published in the British Journal of Nutrition.  For 4 weeks, 70 participants with mild hypercholesterolemia consumed three 10g servings of the Reducol(TM)-enriched chocolate per day that provided 1.8 g of unesterified phytosterols. The control group consumed placebo portions of chocolate that contained no phytosterol supplement.  All subjects consumed a low-fat, low-cholesterol diet both before and during the study period. At the end of the study, blood levels of both total and LDL-cholesterol levels were statistically significantly reduced by 6.4% (-0.44 millimoles per litre (mmol/l)) and 10.3% (-0.49 mmol/l), respectively when compared to the placebo group.  These levels of reduction in blood cholesterol are may reduce the risk of coronary artery disease.  Thus, consumption of chocolates fortified with phytosterols may provide an additional option for individuals needing to lower their blood cholesterol levels.  According to the National Cholesterol Education Program (NCEP), there are approximately 100 million individuals in North America who fall into this category.  Furthermore, the development of these cholesterol-lowering products, such as chocolates, is in accord with the recommendations from the NCEP that such individuals consume foods containing plant phytosterols.

Forbes is also currently developing a "designer oil" containing ReducolTM which, in clinical studies, has shown to help participants lose weight and lower cholesterol levels.  In a clinical study conducted at McGill University in Montreal, 24 healthy men on a controlled diet incorporating Forbes' "designer oil" showed a statistically significant (p<0.05) decrease in total body weight tissue volumes in the range of 0.36 to 0.51 kg (0.8 lbs. and 1.1 lbs.) in 28 days. Study participants who received olive oil in their diet (control group) did not demonstrate any changes in body compartment volumes. In addition, consumption of designer oil resulted in a decrease of Low Density Lipoprotein (LDL) cholesterol concentrations of 16.3 per cent.  Forbes' designer oil is formulated with medium chain triglycerides (MCT), plant phytosterols, omega-3 and omega-6 fatty acids.  Additional pre-clinical and clinical studies will be required to further develop this potential product.  Appropriate patent applications have been initiated.  These studies were presented at the American Heart Association's Scientific Sessions 2002 conference in Chicago Illinois on November 18, 2002 and at the American Heart Association Conference in Honolulu on June 8, 2003, and published in Obesity Research, 11(3) 395-402, 2003 and Journal of Nutrition, 133:  1815-1820, 2003.

Competition

The functional food market is intensely competitive. In the phytosterol market in particular, a number of the Company's competitors have substantial name recognition and financial, technical and marketing expertise.  These include McNeil Consumer Healthcare, a Johnson and Johnson company ("J&J"); Unilever NV Company ("Unilever"); Cargill, Incorporated; Archer Daniels Midland Company; Cognis and Raisio Staest Oy.

J&J and Unilever have each launched food products in the United States and other countries containing cholesterol-lowering sterol-based ingredients.  In the U.S., both companies have met with limited success to date.  In addition, both companies have been limited by the fact that their sterol/stanols require esterification with fatty acids (stanol and sterol esters) in order to assure proper incorporation into their products.  There are numerous other companies that produce non-sterol based cholesterol-lowering functional food ingredients. A number of other corporations are developing, or may be looking to develop, sterol-based and non-sterol-based cholesterol-lowering functional food ingredients that may be incorporated into fatty or low fat foods or beverages.

Marketing Activities

Over the last year, and particularly since its acquisition of rights to Reducol(TM), the Company has concentrated its marketing efforts for Reducol(TM), and, to a lesser extent, its Phyto-S-Sterols, in Europe and the United States.  At the same time, the Company has been working toward obtaining necessary regulatory approvals in Europe, and a health claim approval from the FDA in the U.S.

A Novel Foods Application has been submitted to the European Union (EU) for Reducol(TM) in milk-based drinks with optional added fruit.  The Company continues to await the adoption of regulations covering the labeling and sale of phytosterol products in the EU, which are currently under consideration.  See Item 4B, "Business Overview" - "Government Regulation".

Although able to sell Reducol(TM) and non-branded sterols in the U.S. under Generally Recognized As Safe (GRAS) regulations, the Company has been awaiting a decision from the FDA allowing Forbes to advertise the health benefits of its cholesterol-lowering ingredients. While a final ruling is still pending, the FDA, in early 2003, issued a letter to Forbes which allows the Company and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA to Forbes' range of phytosterol products, including Reducol(TM). See Item B, "Business Overview" - "Government Regulation".  This letter was based on substantial additional scientific evidence provided to the FDA regarding the cholesterol-lowering efficacy of phytosterols, and should have a significant impact on the Company's ability to sell Reducol(TM).   At the same time, the Company has generated substantial interest in Reducol(TM) from a number of leading food companies, and this interest continues to be followed up by the Company in an effort to help bring food products containing Reducol(TM) to market.

Technology Licenses Granted to the Company

In 1995, the Company obtained a license of certain laboratory level phytosterol extraction and fermentation technology developed at UBC.  This technology was licensed to the Company under two separate agreements, both effective September 15, 1995, covering cholesterol-lowering agents and pharmaceutical steroids (the "UBC License Agreements").

The UBC License Agreements grant the Company the exclusive worldwide right to manufacture, distribute, market, sell, license or sublicense any products derived from or developed from the extraction technology or the fermentation technology.

Each UBC License Agreement provides that 25% of cumulative royalties paid under the respective agreements in excess of $2.5 million shall be set aside in a special research fund so long as the Company provides matching funds to the special research fund.  Should the Company decline to provide matching funds or the Company and UBC fail to agree on research terms, then the funds shall be released to UBC and treated as royalties.  The UBC License Agreements continue until the later of the expiration of the 20-year term and the expiration of the last registered patent subject to the UBC License Agreements.

The first UBC License Agreement relates to the preparation and purification of sterol compositions from tall oil soap, the actual compositions of the sterols, and the use of these compositions and derivatives thereof as agents to prevent or treat lipid disorders. Pursuant to the first UBC License Agreement the Company agreed to:

•

issue to UBC 50,000 Common Shares (of which 25,000 Common Shares have been issued and 25,000 Common Shares are to be issued after the first sale of any product derived from the technology); and

•

pay to UBC a royalty of 1% of gross revenue earned from sales of products by the Company and its licensees derived from the extraction technology.

An amendment to the first UBC License Agreement dated September 16, 1999, with respect to revenues derived from the MLA, provided that, in lieu of the royalty set out above, Forbes would pay to UBC 5% of the following: any royalty revenue Forbes received from Novartis related to direct or sub-licensee sales of Phytrol(TM); any gross profits received by Forbes from the manufacturing sales of Phytrol(TM) to Novartis; and any related upfront or milestone payments received by Forbes, except for the $2.9 million payment that it received from Novartis in 1998. During 2002, the Company terminated the MLA with Novartis, therefore, no further royalties will become payable in the future in respect of the MLA.  The original UBC Licence Agreement, however, remains in effect.

The second UBC License Agreement (the "AD/ADD License") relates to the fermentation of phytosterols to AD and ADD ("AD/ADD Technology"), for which the Company agreed to:

•

issue to UBC 50,000 Common Shares (of which 25,000 Common Shares have been issued and 25,000 Common Shares are to be issued after the first sale of any product derived from the fermentation technology); and

•

pay to UBC a royalty of 1.5% of gross revenue earned from sales of products by the Company and its licensees derived from the fermentation technology.

The AD/ADD Technology is included in the technology which the Company announced in April, 2003 was being sold to a third party (the "AD/ADD Buyer").  The Company will receive gross proceeds of US$1.9 million for the sale.  The Company received a US$200,000 deposit upon initiation of due diligence by the AD/ADD Buyer.  To date, the buyer has made total payments of US$950,000 and a final payment of US$950,000 is due in December 2003.  In order to facilitate the sale by Forbes, UBC will assign the AD/ADD Technology to the Company in consideration for the issuance to UBC of the 25,000 common shares of the Company which are otherwise issuable to UBC under the AD/ADD License, plus an amount of cash which, when added to the deemed value of the common shares issued, will equal US $83,000.   The Company has recently paid UBC a total of US $8,700 in combined cash and 2,650 common shares at a deemed value of CDN $1,632.40, leaving a balance to be paid to UBC on receipt of the final payment on closing of the sale of the AD/ADD Technology, in combined cash and shares, of US $74,300.  The deemed value of the 22,350 common shares which remain to be issued on closing will be based on the market price of the Company's common shares at such time, to a maximum value of US$37,150.  In the event that the sale of the AD/ADD Technology to the AD/ADD Buyer is not completed, the AD/ADD License will remain in effect with certain amendments for clarification.

Research and Development

In efforts to streamline its business and reduce its burn rate, in 2002 the Company closed its biotechnology research laboratory on the UBC campus.  Research conducted at this laboratory is being outsourced to third-party laboratories as in the years prior to the opening of the Company's laboratory.

In the prescription pharmaceutical area, the Company's focus will remain cardiovascular disease but the Company also intends to develop compounds for a wider range of therapeutic targets.  See Item 4B, "Business Overview" - "VPx Library of Compounds".

In the functional food and nutraceuticals area, the Company is carrying out research and development of new products, including food and beverages which are low-fat and no-fat.

For the periods indicated below, the Company's expenses related to research and development were:

Period	Expenses for Period	Expenses per month
Year ended December 31, 2002	$3.2 million	$0.27 million
Five months ended December 31, 2001	$2.1 million	$0.42 million
Year ended July 31, 2001	$7.1 million	$0.59 million
Year ended July 31, 2000	$5.3 million	$0.44 million

Government Regulation

Pharmaceuticals

One of the major tasks for the development and commercialization of pharmaceutical drugs, such as FM-VP4, is to obtain regulatory approvals within a jurisdiction or a country. Every country has its own registration procedures and unique requirements. In the United States, the guidelines are enforced by the FDA, and in Canada by Health Canada.

To receive regulatory approval in the United States and Canada, a new drug must pass through a number of testing stages. The first involves the drug's chemistry, manufacture, pharmacology and toxicology in animals. Successful results can lead to the initiation of clinical trials on humans.

These trials involve three Phases. In Phase I, the drug's effect on, and safety in, patients and healthy volunteers is assessed. In Phase II, the drug's efficacy, dosage, side effects and safety are established in a small number of patients who have the disease that the drug is intended to treat. In Phase III, there are controlled clinical trials in which the drug is administered to a large number of patients who are suffering from the disease that the drug is intended to treat, and in which further information relating to safety and efficacy is gathered. Further, in Phase III, the effectiveness of the new drug is compared to that of accepted treatment modalities. Following Phase III, the drug sponsor submits a New Drug Application ("NDA") to the FDA or a New Drug Submission ("NDS") to Health Canada for marketing approval. Generally, a similar approval process is required in all developed countries.

The Company cannot predict the time required for regulatory approval of its drugs/agents, or the extent of clinical testing and documentation that may be required by regulatory authorities. Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Canada, Europe or other foreign countries could prevent or significantly delay the Company's market entry and the receipt of revenues from the sale of its products.

Nutraceuticals

The sale of Reducol(TM) and non-branded sterols and their incorporation into foods and dietary supplements is regulated in most countries.  Described below for general information purposes are some recent regulatory highlights.

United States:  The United States is one of the world's largest markets for nutraceuticals and has less stringent requirements for the market approval of nutraceuticals than some jurisdictions such as Canada and Europe. The United States regulations allow phytosterols to be marketed either as a food ingredient under the GRAS notification process or as a dietary supplement. The United States also allows the use of structure/function and, in certain circumstances, health claims for such products.

GRAS (Generally Recognized As Safe) notification process:  Currently, the FDA is requiring that phytosterol food products be cleared for marketing by the GRAS notification process. In April 2000, the FDA responded to a notification filed for Reducol(TM)/Phytrol(TM) thus permitting Forbes' phytosterols to be marketed in the United States in food products.

Dietary Supplements:  Reducol(TM) and other phytosterol dietary supplements can be sold in the United States under the Dietary Supplement Health Education Act of 1994. Dietary supplements are not food additives but are discrete dosage forms such as pills or capsules. The Act requires filing a notification with the FDA 75 days prior to marketing.  Structure/function claims are allowed but must be supported by clinical data. Although the Act places the onus on the FDA to prove that a product is not safe before the FDA can block marketing, sterol esters, stanol esters and Reducol(TM) first achieved GRAS status before notifications were made for these products.  Novartis filed a notification for Reducol(TM) for sale as a dietary supplement in July 2000.

Structure/Function, Health and Medical Claims: The structure/function claim is the weakest claim and makes statements such as "helps maintain healthy cholesterol levels".  A health claim is stronger and is normally obtained after petitioning the FDA. The petitioner must supply high quality clinical data demonstrating that the additive is effective at a particular intake level.  An example of a health claim is "reduces the risk of coronary heart disease".  Dietary supplements are able to make structure/function claims but food products are not.  Food products may only make specifically allowed health claims.  Only drug products can make medical claims which imply the treatment of a specific disease condition.  In February 2003, the Company received a letter from the FDA allowing the use of the phytosterol heart-health claim previously approved by the FDA in an interim final ruling to be applied to Forbes' range of phytosterol products.  This enables the food industry to include statements about the heart health benefits of Forbes' cholesterol-lowering phytosterol ingredients in a variety of food products and dietary supplements.  Previously, the interim final ruling authorized a heart health claim for only plant sterol esters and plant stanol esters.  A final ruling by the FDA regarding the use of the health claim with respect to Forbes' phytosterols remains pending.

European Union ("EU"):

Approval Under the Novel Foods Regulations:  The Reducol(TM) application which was originally filed by Novartis for milk-based drinks with optional added fruit is still under review.  It is expected that once this application has been approved, the Company will be able to apply for additional food groups on a substantial equivalence basis.  All Novel Food applications for products containing phytosterols are currently on hold pending the drafting and implementation of new regulations for labelling of such products. Approval by the EU Commission, if obtained, will allow for marketing in all EU countries.

Structure/Function Claims:  In Europe, structure/function claims are allowed, but not medical claims (i.e., to cure, treat, or mitigate disease).

Australia:

Dietary Supplements:  Forbes sterols received approval for marketing as a complementary medicine by the Office of Complementary Medicines in July 2001.

Novel Foods:  Only vegetable oil spreads containing sterol esters are currently on the Australian market. The use of phytosterol food additives in the Australian market has been regulated since June, 2001. The Australian New Zealand Food Authority approved Forbes sterols for use in vegetable oil spreads in May, 2002.  A potential customer is proposing to file an application proposed for milk-based drinks in Australia.

Canada:

Food Products:  Marketing of phytosterol food products in Canada is not currently possible. Health Canada has classified all phytosterol products, which would include sterol esters, stanol esters or free sterols as drugs. Additionally, the division which oversees food products has currently taken the attitude that no nutrients naturally present in foods can be enhanced in concentration to form functional foods.

Dietary Supplements:  The Natural Health Products Directorate, a new division of Health Canada, has been established and is expected to be operational in 2004.  Currently, there are two obstacles in the Food and Drug Regulations which pertain to the marketing of  phytosterol dietary supplements in Canada.  First, no reference can be made on the packaging or in advertisements to any Schedule A disease, specifically arteriosclerosis and heart disease (the lowering of cholesterol is a basis for treating and preventing arteriosclerosis and heart disease).  Secondly, phytosterols are currently classed as new drugs, and therefore cannot be sold as dietary supplements.

Intellectual Property

As of May 10, 2003, the Company holds, directly or indirectly through license, rights to 110 patents and pending patent applications in the United States and worldwide, of which 17 are exclusively licensed from UBC.  Many of the 110 patents and patent applications are interrelated and in effect assert rights to substantially similar inventions in different jurisdictions.  In the United States, the Company has five issued patents, and 18 pending patent applications.  In addition to the United States, the Company has patents issued in China, Europe, Norway, Russia, and New Zealand (see the "Patent Portfolio" below for details).

The Company's first filed patent applications in its portfolio are exclusively licensed from UBC and cover the preparation and purification of sterol compositions from the forest derived by-product tall oil soap, the actual compositions and use of these compositions and derivatives as agents to prevent or treat primary and secondary lipid disorders and their clinical complications including coronary heart disease, peripheral vascular disease and stroke.

Of the 93 patents and applications not licensed from UBC, one is in the field of AD and ADD production and the remainder comprise additional therapeutic applications or indications for sterol compositions, formulations and delivery vehicles comprising sterol compositions, new sterol-based derivatives and additional therapeutic indications for these derivatives.

The Company owns or has rights to trademarks and trade names used in connection with its business.  The following trademarks are the Company's Canadian and United States trademarks that have been allowed but not yet finally registered: Phytrol(TM), CardioRex(TM) and Xytanol(TM).  The Company currently licenses the trademark Reducol(TM) from Novartis, which trademark will be assigned to the Company upon the final payment being made pursuant to the Assignment Agreement.  See Item 4B, "Business Overview" - "Acquisition of Rights to Reducol(TM)".

Patent Portfolio:  Owned by or Exclusively Licensed to Forbes Medi-Tech

The cornerstone of the Company's patent strategy is to pursue the broadest possible patent protection in selected jurisdictions, for its naturally-derived functional food and pharmaceutical products and, where appropriate, for the processes of preparing such products.  For each new development, after careful review of prior references and publications in the field, the Company generally files a US Patent Application first.  For novel compounds, claims are made to the compound, compositions comprising the compound and uses. At the end of the one year anniversary of the US filing, a Patent Co-operation Treaty ("PCT") application is filed designating all signatory states (currently this numbers over 120).

The PCT is a multilateral treaty administered by the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland.  The PCT filing system provides a streamlined process for obtaining extensive international patent protection.  It allows for one application (the "PCT Application") to be filed in English covering the invention, instead of the application being filed at the one year stage in several or dozens of separate states (entailing immediate translations).  The subject matter of the PCT Application is searched by WIPO and optionally examined.  The PCT filing system does not eliminate the necessity of eventually prosecuting an application before the national regional offices, but it does facilitate such prosecution by providing a formalities check of the application, by searching the subject matter of the application and, in the second chapter of the PCT, by providing a detailed examination report.  Another important feature of the PCT system is that, because it provides for the deferral of the national phase filing and processing of the application, it allows the applicant more time to assess whether and in what countries to pursue the application.

US Patent No 5,770,749 issued on June 23, 1998 with claims to both the process of extracting phytosterols from tall oil soap using an extraction solvent comprising water, ketone and a hydrocarbon (with no alcohol) and compositions of phytosterols made by this process.  Patent claims to this extraction process and to a composition for lowering serum cholesterol comprising various ratios of beta-sitosterol, campesterol and sitostanol also issued in New Zealand, Russia, China, and have been allowed in the European Patent Office.

US Patent Application Serial No. 09/243,878 was filed on February 3, 1999 as a continuation-in-part application originally deriving from 314,945 (from which the above patent issued).  There have been a few continuation applications intervening 314,945 and 09/243,878 including 08/706,345 filed on August 30, 1996.  The most recent US filing has all the currently available supporting data therein.  The latter application, having claims to the phytosterol composition per se and "indication" claims, is undergoing substantive examination.

PCT Application PCT/CA95/00555 was filed on September 29, 1995 and claims priority back to US Patent application Serial No. 314,945 above.  The primary difference between 314,945 and the PCT application is the addition of supporting data on the hamster, mice and rabbit trials.  The PCT application was published on April 4, 1996, was searched in the European Patent Office and entered Chapter II of PCT, the examination phase.  At the end of the thirty month period from the priority date (March 1997), the PCT application entered the national phase in over 25 countries worldwide, including New Zealand, Canada, Australia, Norway, Ukraine, Lithuania, Estonia, Russia, Moldova, Georgia, Armenia, Latvia, Uzbekistan, Tajikistan, Belarus, Kazakhstan, Bulgaria, Brazil, Poland, China, Europe, Mexico, Japan, Czech Republic, Slovakia and Hungary.  Examination is currently underway in these countries. Patents have been allowed in New Zealand, China, Norway, Europe, Russia and most of the Republics of the former USSR. As part a process to streamline its patent filings, the Company opted not to pursue the filings in the Republics of the former USSR.

Cardiovascular Risk Markers  US Patent Application 08/675,018 filed on July 3, 1996.  Claims allowed under US Patent No. 5,965,449 (on October 12, 1999) for the method of assessing risk for cardiovascular disease using serum phytosterol ratios and levels.  The PCT Application was filed on July 3, 1997 and claims priority back to US application.  Pending national phase applications in Russia (99101946 filed February 3, 1999), Poland (# unreceived), Europe (97928091.4 filed February 3, 1999), Czech Republic (PV 11-99 filed April 1, 1999), Hungary (maintains international # WO 98/01759 filed on February 3, 1999), Australia (32518197 filed February 1, 1999) and Canada ( 2259519 filed February 3, 1999).

Process for the Microbial Conversion of Phytosterols to Androstenedione and Androstadienedione (AD/ADD)  US Patent Application 09/048,432 was filed on March 26, 1998 for a process of microbial conversion of phytosterols to AD and ADD.  PCT/CA99/00267 was then filed on March 26, 1999 and claims priority back to US application.  US Patent No. 6,071,714 issued on June 6, 2000.  PCT entered national phase in September/October 2000 in Canada, Mexico, Russia, European Patent Office (including all extension states), Brazil and Japan. The patent and applications cover a series of solubilizing agents for the bioconversion of phytosterol compositions to AD and/or ADD.  These agents allow high concentrations of phytosterols to be utilized with reductions in fermentation time and high yields of AD and ADD, which is a significant improvement over conventional fermentation processes.

Compositions comprising Esterified and Subsequently Hydrogenated Phytosterols and/or Phytostanols  US Patent Application 09/079,825 filed on May 15, 1998.  PCT/CA99/00402 filed on May 14, 1999 and claims priority back to US application.  US Patent No. 6,087,353 issued on July 11, 2000 with claims to a composition comprising one or more esterified and subsequently hydrogenated phytosterols.  Claims also cover foods, beverages and pharmaceuticals comprising this composition and method of preparing the composition. National phase entries of PCT application filed in Canada, Europe, Japan.

Compositions comprising Phytosterol, Phytostanol or mixtures of both having enhanced Solubility and Dispersability  US Patent Application 09/092,497 filed on June 5, 1998.   PCT/CA99/00512 filed on June 5, 1999 and claims priority back to US application. This application is important in the field of commercial "delivery" of phytosterols as it covers: 1) methods of enhancing the solubility and dispersability of phytosterols/stanols; 2) phytosterols/stanols treated to enhance their solubility and dispersability; and 3) claims to various formulations comprising phytosterols including suspensions, emulsions, microemulsions, liposomes, niosomes and general hydrated lipid phases. This application includes the formation of oil and fat-based foods (such as margarines, butter, mayonnaise, dressing, shortenings, and cheeses). National phase entries of the PCT application filed in Canada, Europe, Japan, Brazil, New Zealand and Australia.

Compositions comprising Phytosterols and/or Phytostanols and Omega-3 Fatty Acids and use in treating and preventing Cardiovascular Disease  US Patent Application 09/118,809 filed July 20, 1998.  PCT/CA99/00655 was filed on July 20, 1999 and claims priority back to US application.  This application covers compositions comprising phytosterols and omega-3 fatty acids. National phase entries of the PCT application filed in Europe, Canada, Russian Federation, and Australia.

Method of Preparing Microparticles of Phytosterols and/or Phytostanols  US Patent Application 09/243,877 filed on February 3, 1999. PCT/CA00/00096 was filed on February 3, 2000 and claims priority back to US application.  Claims cover a method of preparing microparticles of one or more phytosterols, phytostanols or mixtures of both which comprises dispersing or suspending the phytosterols and/or phytostanols in a semi-fluid, fluid or viscous vehicle and then exposing the vehicle so formed to impact forces to produce microparticles.  Other claims cover foods, beverages, pharmaceuticals and nutraceuticals which comprise microparticles of phytosterols and/or phytostanols. National phase entries of the PCT application filed in Japan, Canada, Europe and Brazil.

Process of Purifying Phytosterols from Plant Derived Sources  US Patent Application 09/300,135 filed on April 27, 1999.  PCT/CA00/00455 was filed on April 27, 2000 and claims priority back to US application.  Claims cover a universal process for purifying phytosterols from a wood or plant derived source which comprises extracting from the source a concentrated extract comprising phytosterols and a hydrocarbon; complexing the extract so formed with a metal salt; separating the phytosterol/metal salt complex from the hydrocarbon; washing the complex with a solvent mixture comprising one or both of a hydrocarbon and a ketone; hydrolysing the washed complex so formed and finally separating the phytosterols therefrom.  This application further describes a process of preparing a phytosterol composition which comprises blending a mixture of both hydrogenated and non-hydrogenated phytosterols, from various wood and plant derived sources.  PCT application entered the national phase in Canada, Japan, Europe and Brazil.

Compositions comprising Edible Oils or Fats and Phytosterols/Phytostanols substantially dissolved therein  US Patent Application 09/434,356 was filed on November 3, 1999.  PCT/CA/01298 was filed on November 3, 2000 and claims priority back to US application.  Claims cover:

•

a method preparing composition of oil or fat in which phytosterols or phytostanols (or Phytrolä) are substantially completely dissolved;

•

compositions of edible oil or fat comprising phytosterols/stanols (such as Phytrol);

•

food products and beverages comprising edible oils or fats and phytosterol/stanol (such as Phytrol) dissolved therein; and

•

method of treating preventing CVD by administering compositions.

The PCT application entered the national phase in Canada, Europe and Japan.

Novel Crystalline Composites Comprising Phytosterols and Phytostanol or Derivatives Thereof  US Patent Application 09/489,541 was filed on January 21, 2000. PCT/CA01/00053 was filed on January 21, 2000 and claims priority back to US application.  Claims cover:

•

composite crystalline structure comprising a phytosterol, phytostanol (such as Phytrol) or derivative thereof;

•

method treating/preventing CVD using composites;

•

method lowering serum cholesterol using composites;

•

food or beverage comprising composites; and

•

process making composites

The PCT application entered the national phase in Canada, Europe, Brazil, Mexico, Australia, and China.

Oil Compositions Comprising Short, Medium and Long Chain Triglycerides and use in reducing Weight Gain  US Patent Application 09/586,431 was filed on June 2, 2000. PCT/CA01/00802 was filed on June 4, 2001 and claims priority back to US application.  Claims cover:

•

method of reducing weight gain using unique composition of short, medium and long chain triglycerides;

•

method reducing serum cholesterol and triglycerides using composition;

•

oil composition for use in reducing body weight; and

•

comestible and beverages incorporating composition.

The PCT application entered that national phase in Canada, Europe and Japan.

Novel Heterocyclic Derivatives comprising Phytosterols and/or Phytostanols  US Patent Application 09/337,810 filed on June 20, 1999. PCT/CA00/00731 was filed on June 20, 2000 and claims priority back to US application.  The claims cover:

•

derivatives (esters and ethers) comprising phytosterols or phytostanols and heterocyclic or aromatic units, the heterocyclic unit most preferably being nicotinic acid (niacin);

•

compositions comprising these derivatives;

•

comestibles/beverages comprising these derivatives; and

•

method preventing cardiovascular disease by administering one or more of these derivatives.

The PCT application entered the national phase in Canada, Europe and Japan.

Novel Structures comprising Phytosterols and/or Phytostanols and Ascorbic Acid  US Patent Application 09/339,903 filed on June 23, 1999. US (continuation-in-part) Application 09/916,817 was filed on July 25, 2001. PCT/CA00/00730 was filed on June 20, 2000 and claims priority back to US Patent Application 09/339,903.  The claims cover:

•

novel chemical structures comprising phytosterols and/or phytostanols and ascorbic acid;

•

compositions comprising these structures and pharmaceutical carriers;

•

comestibles/beverages comprising these structures; and

•

method preventing cardiovascular disease by administering one or more of structures.

The PCT application entered that national phase in Canada, Europe, Japan, China, Norway, Brazil, Australia, New Zealand, Russia, Korea and South Africa.

Method of Extracting Phytosterols from Pitch  Canadian Patent Application Serial No. 2,230,373 was filed on February 20, 1998. PCT/CA99/00150 was filed on February 19, 1999 and claims priority back to Canadian application.  The PCT application entered the national phase in the US, Europe and Japan in August/September 2000 (US Patent Application 09/601,762). The claims cover a method of extracting phytosterols and phytostanols sterols from pitch using steps of:

•

creating modified pitch (saponifying with base, adding acid to neutralize, followed by water removal);

•

distilling with two stages; and

•

crystallizing the sterol/stanol product.

Novel Structures comprising Phytosterol and/or Phytostanol and Ascorbic Acid and use thereof as Weight Regulating Agents  US Patent Application 09/985,749 was filed on October 25, 2000.  PCT/CA01/01483 was filed on October 25, 2001 and claims priority back to US application.  Claims cover a method of decreasing weight gain in an animal which comprises administering to the animal one or more derivatives of phytosterols and phytstanols and ascorbic acid. Further claims cover a method of increasing weight loss in an animal which comprises administering to the animal one or more derivatives of phytosterols and phytstanols and ascorbic acid. The PCT application recently entered the national phase in Canada, Europe, Japan, Norway, Mexico, Australia, New Zealand, and Korea.

Method of reducing the in vivo cholesterol ester transfer protein mediated transfer of cholesteryl esters between high density lipoproteins (HDL) and low density lipoproteins (LDL)  US Patent Application 09/965,687 was filed on September 26, 2001.  PCT/CA02/01457 was filed on September 26, 2002 and claims priority back to US application.  Claims cover a  method of reducing the in vivo cholesterol ester transfer protein mediated transfer of cholesteryl esters between high density lipoproteins (HDL) and low density lipoproteins (LDL) which comprises administering a therapeutically effective amount of one or more derivatives of phytosterols and phytstanols and ascorbic acid. Claims also cover the treatment and prevention of cardiovascular disease and its underlying conditions, including atherosclerosis, dyslipidemic conditions or disorders, hypercholesterolemia, and hypoalphalipoproteinemia in an animal by reducing the in vivo cholesterol ester transfer protein mediated transfer of cholesteryl esters between high density lipoproteins (HDL) and low density lipoproteins (LDL) using the claimed ascorbic acid derivatives.

Recent Applications  Included in the total number of 110 patents and applications to which Forbes has exclusive rights are nine more recently filed, but as yet unpublished, US and PCT applications in the area of phytosterol compositions, phytosterol derivatives, processes of extracting sterols from raw materials, and their uses.

C.

Organizational Structure

Subsidiaries  The Company has three wholly-owned subsidiaries as follows:

•

Forbes Medi-Tech (USA) Inc. ("Forbes USA") was incorporated under the laws of the state of Delaware on December 8, 2000 and holds, directly and indirectly, the Company's 50% interest in the Phyto-Source LP, a Texas Limited Partnership.

•

Forbes Medi-Tech Capital Inc. ("Forbes Capital") was incorporated pursuant to the provisions of the Company Act (British Columbia) on July 22, 1999.  This subsidiary invests funds on behalf of the Company.

•

Forbes Research & Manufacturing Inc. ("Forbes Research") was incorporated pursuant to the provisions of the Canada Business Corporations Act on December 1, 1998.  Forbes Research was formed to operate the Company's pilot manufacturing process development plant for phytosterol products in Amqui, Quebec.  The Company sold the Amqui Plant in August 2002 for staged payments of $1.6 million.  The Company's phystosterol products are currently manufactured by Phyto-Source LP (see "Associates" below).

Associates  The Company also has interests in a Texas limited liability company and a Texas limited partnership as follows:

•

Phyto-Venture, LLC (the "LLC") was incorporated as a limited liability company under the laws of the State of Texas on December 14, 2000.  Forbes USA and Chusei each owns 50% of the LLC.

•

Phyto-Source LP ("Phyto-Source") was established as a limited partnership under the laws of the State of Texas on July 17, 2001. The LLC is the general partner of Phyto-Source and holds a 1% partnership interest in Phyto-Source.  Chusei and Forbes USA each hold a 49.5% limited partnership interest in Phyto-Source.

The current organizational structure of the Company and its subsidiaries and associates is illustrated as follows.  Percentages shown are the percentage ownership interest of the Company in the relevant entity.  Solid lines indicate a 100% interest; dotted lines indicate an interest less than 100%.

Forbes Medi-Tech Inc.
Continued under the Canada Business Corporations Act
100%
100%
100%
Forbes Medi-Tech Capital Inc.
Incorporated under the Company Act (British Columbia)
Forbes Medi-Tech (USA) Inc.
Incorporated under the laws of the State of Delaware
Forbes Research & Manufacturing Inc.
Incorporated under the Canada Business Corporations Act
50%
Phyto-Venture, LLC
A limited liability company formed under the laws of Texas
1% General Partnership Interest
49.5% Limited Partnership
Phyto-Source LP
A Limited Partnership formed under the laws of Texas

D.

Property, Plants and Equipment

Corporate Offices  The Company leases approximately 5,614 square feet of office space at executive offices located in Vancouver, British Columbia at an annual cost of approximately $153,000.

Other Facilities  The Company leases approximately 10,000 square feet of laboratory space in the Donald Rix building on the UBC campus at a cost of approximately $282,000 per year.  Due to the closure of the laboratory, the Company is currently negotiating with a third party to sublease this space.  The Company, through its interest in the Phyto-Source LP, holds a 50% interest in a sterol manufacturing facility near Houston, Texas (See Item 4B, "Business Overview" - "Commercial Production of ReducolTM and Phytosterols").

ITEM 5

Operating and Financial Review and Prospects

Except for historical information, this review contains forward-looking statements which involve known unknown risks, delays, uncertainties and other factors not under the Company's control.  See "Note Regarding Forward Looking Statements" and Item 3D, "Risk Factors".

The following discussion is based on the consolidated financial statements included in this annual report which have been prepared in accordance with accounting principles generally accepted in Canada.  These principles differ in certain material respects from those accounting principles generally accepted in the United States.  These differences are described in note 18 of the Company's consolidated financial statements.

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with accounting principles generally accepted in Canada.  Actual results could differ significantly from those estimates under different assumptions and conditions.

There are several accounting policies that the Company believes are critical to the presentation of its consolidated financial statements.  Note 2 - "Significant accounting policies" to the Company's consolidated financial statements summarizes each of the Company's significant accounting policies.  Those accounting policies should be read in conjunction with the other notes to the Company's consolidated financial statements and management's discussion and analysis of results of operations and financial condition described in this "Operating and Financial Review and Prospects."

The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Set out below are certain of the accounting policies that the Company believes are critical to the presentation of its consolidated financial statements.

Revenue recognition  During the year ended July 31, 2001, the Company changed its accounting policy for revenue recognition of licensing option payments, upfront fees and milestone payments to conform with Staff Accounting Bulletin No. 101 (SAB No. 101) of the US Securities & Exchange Commission. Accordingly, contract research payments and milestone payments are recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty or other related arrangements. Previously, the Company recognized such fees as revenue when they were non-refundable and the Company had performed all identified obligations leading to the payments.  This change in accounting policy was applied on a retroactive basis.

Stock-based compensation  Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments".  The Company applied Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.  The Company now accounts for all options granted to non-employees under the fair value based method which recognizes the fair value of the options as they are earned and the services are provided.  The Company continues to account for all options granted to employees and directors under the settlement method whereby no compensation cost is recorded and consideration paid by the employees upon the exercise of stock options is recorded as share capital.  The pro forma effect of accounting for these awards under the fair value based method is disclosed in note 10(g) of the consolidated financial statements.

Impairment of long lived assets  Effective January 1, 2002, the Company adopted the new Recommendation of the CICA handbook Section 3063 relating to impairments of long lived assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This change in policy did not result in any impairment charge for the year ended December 31, 2002.

A.

Operating Results

The Company's future operations are dependent on its ability to obtain third party financing in the form of debt and/or equity and ultimately to generate future profitable operations.  The Company is currently seeking additional funds through future debt or equity financing and joint venture partners to offset future cash flow deficiencies.  Such financing may not be available or may not be available on reasonable terms.  The resolution of this going concern issue is dependent on the realization of management's plans.

The Company's fiscal year 2002 audited Consolidated Financial Statements have been prepared on a going concern basis, which assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  These consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. (See Note 1 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2002)

For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million ($0.19 per share) compared with a net loss of $6.5 million ($0.30 per share) for the five months ended December 31, 2001, and a net loss of $19.7 million ($0.93 per share) for the year ended July 31, 2001.

Contributing to the reduced loss for the year ended December 31, 2002 of $4.1 million was a one-time net gain of $6.0 million realized on the settlement of the ReducolTM licensing agreement with Novartis (see note 11(a) to the consolidated financial statements) which was offset by a write-down of the Company's laboratory leaseholds and assets in the amount of $1.1 million.

Forbes, to date, has been focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2002 the Company's accumulated deficit was $55.4 million.

Revenues:

For the year ended December 31, 2002, a majority of the Company's revenues were earned from sales of phytosterol products to two customers.  Forbes reported total revenues, including interest income, for the fiscal year ended December 31, 2002 of $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.

Phytosterol revenues have increased to $7.8 million for the year ended December 31, 2002, compared with $3.7 million for the five-month period ended December 31, 2001, and $5.8 million for the year ended July 31, 2001.  Phytosterol revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with the Company's revenue recognition policies outlined above.  Sales of phytosterols were $6.9 million for the year ended December 31, 2002, compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for the year ended July 31, 2001.  The increase in sales for the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company's share of sales of non-branded sterols from the Phyto-Source joint venture. Sales of Forbes Phytrol(TM) product (consumer branded as Reducol(TM)) commenced in dietary supplements in the United States with Twinlab (Cholesterol Success(TM)) and Pharmavite (Nature Made's Cholest-Off(TM)) in the latter part of 2001.

Operating Expenses (excluding depreciation and amortization)

Cost of sales, marketing and product development:

Cost of sales, marketing and product development  for the year ended December 31, 2002  totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001.  Included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for the Company's development of the fine chemical AD/ADD. On an annualized pro forma basis, cost of sales, marketing and product development for the year ended December 31, 2002 was $2.0 million less than for the five-month period ended December 31, 2001.  Cost of sales, marketing and product development for the year ended 2002 related primarily to the cost of sterols sold.  In the five-month period ended December 31, 2001 and the year ended July 31, 2001, significant inventory valuation adjustments were included in the cost of sales figure relating to start-up and development costs for both the sterols and fine chemicals businesses.

General and administrative:

Continuing cost-cutting measures are evident from the reduction in general and administrative expenditures (G&A), from $7.0 million in the year ended July 31, 2001 to $4.2 million in the 2002 fiscal year.    On an average monthly basis, G&A costs have decreased to $0.35 million per month for the year ended December 31, 2002, from $0.43 million per month for the five-month period ended December 31, 2001 and $0.58 million per month for the year ended July 31, 2001. The reductions in administrative expenses are primarily attributable to downsized operations, resulting in lower personnel costs and such expenses as legal and travel.

Depreciation and amortization:

Depreciation and amortization for the year ended December 2002, amounted to $2.3 million vs $1.0 million for the five months ended December 31, 2001, $1.1 million for the fiscal year ended July 31, 2001 and $0.6 million for the fiscal year ended July 31, 2000.  In the year 2002, depreciation related mainly to the fixed assets at the Company's joint-venture operations in Pasadena, Texas, and to the Company's laboratory facilities' assets and leasehold improvements.  The Company's laboratory facilities have been downsized significantly at the end of 2002 with $1.1 million of assets and leasehold improvements having been written off in 2002. (See Item C, below, "Research and Development").  Depreciation in the years 2000 and 2001, included depreciation on the Company's assets at the Amqui pilot plant facility in Amqui, Quebec.  This facility was sold in 2002 to a third party for $1.6 million. (See Item A, Operating Results, paragraph "Other income (expense)", below).  For the year 2002, of the total of $2.3 million in depreciation and amortization expenses, $1.0 million pertains to depreciation of assets and $1.3 million to amortization of the Company's technology licenses.  This technology is being amortized over ten years.

Other income (expense)

In June 2002, Forbes signed an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol(TM), which had previously been licensed by Forbes to Novartis.  Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (C$3.8 million).  As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million and hence recognized a net gain of $6.0 million.  Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.   As of December 31, 2002, a total of US$0.04 million is payable to Novartis in royalties from phytosterol sales.  A minimum of US$1.5 million (C$2.4 million) is due to be paid to Novartis by June 30, 2003 with the remaining US$0.5 million (C$0.8 million) due by December 31, 2003.

The Company is continuing its sterol manufacturing efforts solely through the Phyto-Source LP joint venture in Pasadena, Texas.   In the year ended July 31, 2001, the Company wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3.0 million.  In the five months ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the anticipated sale price of the facility. On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1.6 million.   Upon closing, Forbes received proceeds of $0.4 million.  The balance of $1.2 million is payable in the amount of $0.35 million plus interest on May 9, 2003, and $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

B.

Liquidity and Capital Resources

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings and, to a lesser extent, license and sales revenues and government grants.

The Company's net cash and short-term investments as of December 31, 2002 was $0.4 million compared to December 31, 2001 of $6.7 million, and $18.0 million at July 31, 2001. The Company had a working capital deficit of $3.5 million at December 31, 2002.  The working capital deficit includes an amount of $3.2 million of royalties payable and $1.0 million convertible debenture due by the end of 2003.  Excluding such royalties and debenture, the Company's working capital was $0.7 million.

Cash used in operating activities was $3.8 million in fiscal 2002 compared to $6.2 million in the five-month period ended December 31, 2001, and $24.7 million in the fiscal year ended July 31, 2001.  The decreases in cash used primarily reflect the decrease in Forbes' net loss for each year.  Net changes in non-cash working capital items provided cash of $3.9 million compared to a use of cash of $1.0 million in the five-month period ended December 31, 2001, and a use of cash of $6.7 million in the year ended July 31, 2001.  The changes in non-cash working capital items each year mainly reflect the changes in inventory levels and changes in accounts receivable, accounts payable and accrued liabilities.

Net cash used in investing activities was $1.4 million for 2002 compared with cash provided of $4.1 million for the five-month period ended December 31, 2001, and cash provided of $21.8 million for the year ended July 31, 2001.  Cash provided in the five-month period ended December 31, 2001 and the year ended July 31, 2001 was due to proceeds from short-term investments which were used to fund on-going operations.   Also, additions to capital assets in 2002 were $1.6 million which related to the completion of the Phyto-Source joint venture phytosterol manufacturing facility near Houston, Texas.

In fiscal 2002, net cash of $1.1 million was provided by two private placements.  In August of 2002, the Company, through a private placement, issued 324,861 units at $0.65 per unit for net cash proceeds of  $0.2 million.  Each unit consisted of one common share plus .08 of a common share purchase warrant.   Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004.  In September of 2002, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million.  On January 24, 2003, the 1.5 million special warrants were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant, further to the special warrant investors having waived the requirements for the Company to file and obtain receipts for a prospectus.  Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.  Accordingly, net cash used in/provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001.  Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35) million in Phyto-Source LP towards completion and operation of the manufacturing facility.  The Company also had commitments under various research and development contracts for up to $0.8 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4; to pay US$2 million in royalties to Novartis during 2003; and to repay its $1 million principal amount convertible debenture due December 19, 2003.  The Company has also, through its subsidiary Forbes USA, guaranteed the repayment to a third party of a US$700,000 principal amount loan made by the third party to Phyto-Source, which loan is being repaid in monthly instalments, with the final instalment due by November of 2003.

The Company is continuing to maintain its reductions in spending in an effort to improve its working capital position and to reduce the amount of cash used in operations.   In September of 2002, the Company announced that it and the Phyto-Source joint venture had secured sterols supply agreements for up to $40.0 million (at the then prevailing US/Canadian dollar exchange rate) (US$26.0 million) over a two-year period based on customer forecasts.  These include a major agreement between the Phyto-Source joint venture and a large multinational company.  Production of the phytosterols is undertaken by Phyto-Source.  In 2003, the Company plans to set off its remaining capital commitment to Phyto-Source against amounts owed by Phyto-Source to the Company for inventory.  Based on supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and planned divestiture of the Company's AD/ADD business, Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2003. The Company, however, is continuing to look at various financing opportunities to further develop its pipeline of products, to retire its commitments to Novartis and its convertible debenture, and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It will also be necessary for the Company to seek additional financing during 2003 to meet expenditures of continuing research and development work in 2004, to improve the Company's working capital position and to minimize risks to its operations.  The current financial market  is challenging and there can be no assurance that additional financing will be available on favourable terms, if at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing may have a material effect on the Company's current cash-flow and the Company's ability to continue its operations. In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible additional sterol contracts or alliances.

Research and Development

The Company's research and development activities over the past three years initially focussed on its three core segments:  pharmaceutical development, nutraceuticals and fine chemicals.  The Company also explored new molecules and products in the pharmaceuticals and nutraceuticals areas with a view to developing a longer-term pipeline of products.  In the last year, the fine chemicals business was sold and the Company has focussed its research and development activities on its core projects of FM-VP4 in the pharmaceutical area, and ReducolTM and non-branded sterols in the nutraceuticals area.

The Company's net research and development (R&D) expenses for the year ended December 31, 2002, totaled $3.2 million, compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001.  In the year ended December 31, 2002, on a monthly average basis, R&D expenditures have been reduced by 35% compared to the five months ended December 31, 2001.   The reduction in R&D expenditures is partly as a result of the Company's decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  Non-core research, not directly related to the Company's new and more focused R&D project pipeline, has been curtailed as the Company successfully continues its cost-saving directives.  The main R&D expenditures in 2002 were and, through 2003 will be, in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4.    Additional funding will be required in order for Forbes to be able to pursue the discovery and/or development of non-core compounds in 2003.

In an effort to further reduce operating costs, towards the end of 2002, the Company began scaling down research work conducted at its biotechnology research laboratory on the University of British Columbia (UBC) campus.  Research which had been conducted at the facility is being outsourced to third-party laboratories as in years prior to the opening of the laboratory facilities.  The decision to suspend Forbes' lab work at UBC was reached after analyzing the costs of fully staffing and operating the dedicated laboratory facilities in light of the Company's current objectives and on-going research projects.  R&D overhead expense was significantly reduced by contracting out the Company's research activities to other facilities and is expected to be further reduced by a potential sub-lease of the laboratory premises.

The Company is currently actively seeking sub-lessees for the laboratory facilities.   Laboratory equipment valued at $0.2 million has been transferred to UBC as payment in kind for future research services.  Laboratory assets valued at a net book value of $0.30 million were sold or disposed of for net proceeds of $0.27 million.   The Company decided in December of 2002 to write down the balance of the laboratory assets in anticipation that these assets may be disposed of in the near future.  The total net book value written down at December 31, 2002, amounted to $1.1 million including an amount of $0.7 million for leasehold improvements.

C.

Trend Information

In 2002, the Company, through the Phyto-Source joint venture, secured a major supply contract for its cholesterol-lowering products.  As these products have been, until 2001, in developmental stages, the Company is now focussing on securing additional sales contracts in North America and abroad.  With increasing emphasis on the detrimental health impacts of obesity, elevated cholesterol levels and other cardiovascular diseases, the trend for sales of these types of products is expected to increase.  Sales of these products in certain jurisdictions around the world are dependent on regulatory approvals which are actively being sought by the Company.  GRAS approval has been obtained for the US and the Company is actively selling its product in the American market.  The securing of European and international approvals are ongoing.

Production and inventory levels of the Company's products are being maintained by the Phyto-Source joint venture based on existing shipping requirements pursuant to current supply contracts.  If demand for the Company's products were to increase, the Company's manufacturing facility near Houston, Texas, which is currently operating at full capacity, would have to be expanded to satisfy increasing demands for product.  The Company is fully aware of the capital and operating requirements necessary to undergo such an expansion and will likely require additional capital from partnering or investment vehicles to achieve such outcome.

The Company had previously announced that based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company was projecting its share of revenue from sterol sales for 2003 at $12 million. This figure represented the Company's share of the $20 million projected revenue of the combined sales contracts of the Company and the Phyto-Source joint venture.  On June 27, 2003, the Company announced that it had increased its revenue guidance for fiscal 2003 from US$9 million to US$11 million, due to an increase in the Company's projected sterol sales for both Reducol(TM) and Phyto-S-Sterols for 2003.  This increase resulted from the placement of additional orders by existing customers in both the food manufacturing and dietary supplement businesses.  Included in the US$11 million revenue guidance is anticipated revenue based on customers' forecasts.    Due to fluctuations in currency exchange and the fact that substantially all of the Company's sales are in US funds, the Company has determined to provide its future revenue guidance in US dollars.

The selling prices for the Company's products have been stable since inception of sales.  Cost of goods has decreased and may further decrease as economies of scale are achieved and production methods are fine-tuned.

D.

Off-balance Sheet Arrangements

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

E.

Contractual Obligations

The following table sets out the Company's known contractual obligations as specified in the table as of December 31, 2002, the Company's latest fiscal year-end balance sheet.

Contractual Obligations (as at December 31, 2002)	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations Novartis Royalties Canadian Forest Products	$3.2Million $1.0Million	$3.2Million $1.0Million	N/A	N/A	N/A

Operating lease Obligations Operating lease agreements	$2.0Million	$614,000	$1.2Million	$139,000	N/A

[Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements]

Due from Phyto-Source (Loan)*

Due from Phyto-Source (Inventory)*

Due to Phyto-Source (Capital)*

Research & Development Contracts

	$6.3Million $3.6Million $2.1Million $759,000	$2.1Million $3.6Million $2.1Million $759,000	$4.2Million N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Total

*

reflected in the consolidated financial statements based on the Company's 50% interest in the Phyto-Source joint venture

**

the Company is actively pursuing sub-leasing it's laboratory premises which would result in a cost saving to the anticipated lease costs noted above

For a discussion of the Company's commitments, contractual obligations and contingencies, see note 11 to the Company's consolidated financial statements and Item 5B, "Liquidity and Capital Resources".

ITEM 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth, for each director and officer of the Company as at June 27, 2003, the name, municipality of residence, office and the principal occupations in which each director and officer has been engaged during the immediately preceding five years.  Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director. Each officer holds office at the pleasure of the Board of Directors.

51

As of May 20, 2003, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 759,900 common shares of the Company, being approximately 3% of the issued and outstanding Common Shares of the Company.

Directors and Executive Officers

The following are the key members of the Company's management team:

Tazdin Esmail, B.Sc. -Chairman of the Board  Mr. Esmail has been a director of the Company since March 1992; the Chairman of the Board of the Company since July 2000; Formerly the President of the Company until April 2001; the Chief Executive Officer of the Company October 1997 until April 2002; and the Chief Operating Officer from March 1992 to June 1998. Mr. Esmail brings to the Company over 20 years experience in the biomedical and pharmaceutical fields.  Prior to joining the Company, Mr. Esmail was Vice President, Medical Operations of QLT PhotoTherapeutics Inc., formerly Quadra Logic Technologies Inc., a Vancouver-based biotechnology company.  In this role, he was responsible for both operations and strategic development.  Prior to Quadra Logic, he was with Cyanamid Canada Inc., a subsidiary of American Cyanamid Company, in its Lederle multinational pharmaceutical division where he held several progressive senior management positions in areas such as strategic planning, sales and marketing, new product development, marketing research and management training.

Charles A. Butt, B.Comm. -  President & CEO  Mr. Butt has been a director of the Company since September 1999 and the President of the Company since April 2002, the CEO since March 2002; formerly the Executive Vice President and Chief Operating Officer March 2001 to April 2001 and the Senior Vice President, Commercial Operations of the Company July 2000 until March 2001.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).

Percy Skuy, Dip. Pharm. - Director  Mr. Skuy has been a director of the Company since November 1997. Mr. Skuy had a 34-year career with Johnson & Johnson where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development and executive management.  He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency.  Mr. Skuy is a licensed pharmacist, and has been involved in the pharmaceutical and medical communities for many years.

Donald Buxton - Director  Mr. Donald Buxton has been a director of the Company since December 2000.  Mr. Buxton has been Chairman of the Board of Labopharm, Inc. since July, 2000. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.

Dr. Joe Dunne - Director  Dr. Dunne has been a director of the Company since  November 2000.  Dr. Dunne has been Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, since June, 1999.  Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company's Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

Dr. Lily Yang - Director  Dr. Yang has been a director of the Company since March 2002.  Dr. Yang is the Chief Executive Officer, President and co-founder of TheraLife, Inc., and has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group.  Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups.  She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.

Patricia Pracher, CMA - Acting CFO  Ms. Pracher has been the Acting Chief Financial Officer of the Company since February 2003.  Ms Pracher is also the Corporate Controller of the Company since October 2002.  Previously, Ms. Pracher was the Director, Accounting Services of the Company January 2001 to October 2002 and Controller of the Company February 1999 to January 2001.   Ms. Pracher is a Certified Management Accountant with the Society of Management Accountants of British Columbia and holds a business degree from York University in Toronto, Ontario. Ms. Pracher's experience includes ten years at a controllership level in various industries including precious metals mining, agriculture, retail sales and international marketing for operations in Canada and the United States.

Jeffrey J.E. Motley - Vice President, Commercial Operations  Mr. Motley has been the Vice President, Commercial Operations since May 2001 and Vice President, Business Development of the Company, January 2000 to May 2001. Mr. Motley was formerly Director of Marketing, Nutritional Division, for Wyeth-Ayerst Canada where he was responsible for sales, marketing and business development. He successfully re-engineered the selling and marketing strategy of Wyeth-Ayerst Canada and built and developed a highly motivated team. Mr. Motley also acted as District Sales Manager, Nutritional Division for Wyeth-Ayerst Canada. From 1981 to 1995, Mr. Motley was Sales Manager at the national and district levels as well as Product Manager for Lederle Pharmaceuticals.

Dr. Tatjana Lukic, MD, M.Sc. - Vice President, Scientific Affairs  Dr. Lukic has been the Vice President, Scientific Affairs of the Company since October 2002.  Previously Dr. Lukic was the Director, Scientific Affairs of the Company July 2000 to October 2002 and a Clinical Research Associate of the Company July 1997 to July 2000.  Dr. Tatjana Lukic has extensive experience managing drug discovery projects and a detailed knowledge of intellectual property issues. She is the project leader for the development of Forbes' novel lipid-lowering agent, FM-VP4, and manages all issues relating to patents and trademarks on behalf of the Company. Prior to joining Forbes, Dr. Lukic was a research assistant in the Department of Biochemistry, Faculty of Medicine, at the University of British Columbia. She also worked as a staff physician at the Allergy and Immunology Clinic, University of Belgrade, specializing in the management of acquired immunology deficiency syndromes. Dr. Lukic holds an M.D. degree and a Masters of Science in Immunology from the University of Belgrade in Yugoslavia.

Laura Wessman, MBA - Vice President, Business Development  Ms. Wessman has been the Vice President, Business Development of the Company since October 2002  Previously Ms. Wessman was the Marketing Manager of the Company from December 2000 to October 2002.   Ms. Wessman joined Forbes Medi-Tech in December 2000 and has been involved in both the nutraceutical and pharmaceutical divisions of the Company, most recently captaining the upscaling and commercial profiling of its pharmaceutical steroidal technology. Ms. Wessman is responsible for chartering the Company's growth through in-house development as well as licensing and acquisitions; she is also responsible for managing the Company's manufacturing activities at the Phyto-Source Joint Venture in Houston Texas. Prior to joining Forbes, Ms. Wessman held positions of increasing responsibility at North Aegean Petroleum and Cominco in the areas of process engineering and project management. Ms Wessman holds undergraduate degrees in Chemical Engineering and Bio-Chemistry from the University of British Columbia and an MBA from Simon Fraser University, Vancouver, BC.

Jerzy Zawistowski, Ph.D. - Vice President, Functional Foods and Nutraceuticals  Dr. Zawistowski has successively been the Vice-President, Director and Manager of Functional Foods and Nutraceuticals for the Company since April 1998.  Dr. Zawistowski has provided management, consulting and research expertise in the food and agricultural sciences to both the public and private sectors for over 15 years. He is currently an Adjunct Professor UBC Faculty of Agricultural Sciences and the University of Manitoba Food Science Department, where he received his Ph.D.  He serves as Chairman of the British Columbia Functional Foods and Nutraceuticals Network and has published over 30 peer-reviewed papers.

David Stewart, Ph.D. - Vice President, Regulatory Affairs  Dr. Stewart has successively been the Vice-President, Director, and Manager of Regulatory Affairs of the Company since May 1997.  Dr. Stewart has over 25 years experience in pharmaceutical research within the pharmaceutical and biotechnology industries specializing in regulatory affairs, drug approvals, quality assurance and laboratory management. Previously, Dr. Stewart was in Regulatory Affairs at Toronto-based Biovail Corporation International. Dr. Stewart has also held positions as Assistant Professor at the University of Toronto in the Department of Pharmacology, Faculty of Medicine, and Regulatory Affairs Associate for QLT Phototherapeutics Inc., in Vancouver, BC. Dr. Stewart has published 39 scientific papers in the areas of cell membrane biochemistry, addiction research and drug metabolism. Dr. Stewart holds a pharmaceutical patent and is the inventor of 4 additional United States Patents.

James L. Heppell, B.Sc., LL.B. - Secretary  Mr. Heppell has been the Secretary of the Company since December 1998. Mr. Heppell is the Chief Executive Officer and Co-Founder of Catalyst Corporate Finance Lawyers since April 1992. Since his call to the bar in 1986, he has been practicing corporate and securities law focusing on technology companies and has extensive background and experience in the public markets as both a legal adviser to public companies and an officer or director of several public companies including Genetronics Biomedical Ltd. and Response Biomedical Corp. Mr. Heppell has a Bachelor of Science in Microbiology from UBC and is a director of the British Columbia Biotechnology Alliance. He is co-editor of the British Columbia Securities Act and Regulations, Annotated.

Members of the Medical & Scientific Advisory Board

Name and Degrees	Titles	Specialties
Jiri Frohlich, MD, FRCPC (Chairman)	Professor of Pathology and Laboratory Medicine, UBC; Academic Director, Healthy Heart Program/Lipid Clinic, St. Paul's Hospital, Vancouver, British Columbia	The diagnosis and treatment of hyperlipidemias for the prevention of atherosclerosis
Frank S. Abbott, Ph.D., MSc., BSP.	Dean, Faculty of Pharmaceutical Sciences, Associate, Department of Pediatrics, Faculty of Medicine, Professor, Faculty of Pharmaceutical Sciences UBC	Metabolism of valproic acid (an anticonvulsant substance).

Name and Degrees	Titles	Specialties
William E. Connor, MD	Professor of Medicine and Head of Division of Endocrinology, Metabolism & Clinical Nutrition, Department of Medicine, Oregon Health Sciences University, Portland, Oregon	Nutrition, coronary heart disease and lipid metabolism
Jean Davignon, O.C., MD, DHC, FRCPC, FACP, FRSC

Professor, Faculty of Medicine, University of Montreal; Director, Hyperlipidemia and Atherosclerosis Research Group, Clinical Research Institute of Montreal; Emeritus Physician of the Hotel-Dieu, Montreal, Quebec

The diagnosis and treatment of hyperlipidemias and atherosclerosis
L.A. Mitscher, Ph.D., BSc. (Pharm)

Distinguished Professor in the Department of Medicinal Chemistry University of Kansas, Intersearch Professor Victorian College of Pharmacy Melbourne Australia, Adjunct Professor of Pharmaceutical Sciences University of Missouri-Kansas City

Antibiotics, genetics, chemoprevention, biosynthesis and applications of combinational methodologies in drug discovery.
Margo Moore, Ph.D., BSc.	Associate Professor Department of Biological Sciences Simon Fraser University, Burnaby, Canada.	Research into biological toxicology and remediation, and research into pathogenic microorganisms.
George Steiner, MD, FRCPC	Professor of Medicine and Physiology, University of Toronto; Director of the Lipid Research Clinic, Toronto General Hospital, Toronto, Ontario	Lipid metabolism and diabetes
Robert S. Ward, MA., Ph.D.	Reader, Organic Chemistry Department of Chemistry University of Wales, Swansea, United Kingdom	The basic role of plant products called lignans in the chemistry of drugs, particularly those relating to cancer tumours.

Members of the Functional Food and Nutraceuticals Advisory Board

Name and Degrees	Titles	Specialties
Peter J.H. Jones, Ph.D. (Chairman)	Professor and Director, School of Dietetics & Human Nutrition, McGill University, Montreal, Quebec	Experimental nutrition; cholesterol, fat, energy metabolism and lipid synthesis in humans
G. Harvey Anderson, Ph.D.

Professor of Nutritional Sciences, Physiology and Medical Sciences, Faculty of Medicine Director, Program in Food Safety, Nutrition and Regulatory Affairs, Associate Dean of the School of Graduate Studies, University of Toronto, Toronto, Ontario

Amino acid metabolism, food selection and intake regulation, diet and behavior, infant nutrition, total parental nutrition, and diet and chronic disease

Members of the Functional Food and Nutraceuticals Advisory Board

Name and Degrees	Titles	Specialties
Dr. Atif Awad	Associate Professor and Director, Nutrition Program, Associate Professor of Biochemistry, State University of New York, University at Buffalo.	Structure-function relationship in mammalian cell membranes and mechanisms by which dietary fat influences chronic diseases such as cancer and cardiovascular diseases.
Costas G. Biliaderis, Ph.D.	Professor, Department of Food Science and Technology Aristotle University, Thessaloniki, Greece	Physical chemistry, the structure-function relationship of food carbohydrates
Sonja L. Connor, MS, RD, LD	Associate Professor, Division of Endocrinology, Diabetes and Clinical Nutrition, Oregon Health Sciences University, Portland, Oregon	Effect of nutrients, including essential fatty acids, on disease prevention
G. (Joe) Mazza, Ph.D., FCIFST	Senior Research Scientist and Head, Food Research Program, Agriculture and Agri-Food Canada, Research Centre, Summerland, British Columbia	Food science and chemistry, processing and quality of functional foods and nutraceuticals
Bruce E. McDonald, Ph.D. FCIFST	Executive Director, Manitoba Health Research Council; Senior Scholar, Foods and Nutrition Department, University of Manitoba, Winnipeg, Manitoba	Dietary fats and oils in human nutrition, lipid chemistry
David D. Kitts, Ph.D.	Associate Professor, Foods, Health and Nutrition, UBC, Vancouver, British Columbia	Food chemistry, toxicology and nutrition, antioxidants in disease prevention

Conflicts of Interest

Certain of the Directors and Officers of the Company also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with the Company or which may provide professional services to the Company.  For example, Tazdin Esmail, the Company's Chairman, is also a director of Genetronics Biomedical Corporation, Pheromone Sciences Corp., Karma Capital Corporation, Qwest Biotech and President of Vestco Enterprises, a  Private Consulting Company; Percy Skuy, a director of the Company, is also a director of Dimethaid Research, Inc., Labopharm Inc., Topigen Pharmaceuticals Inc. and a consultant for Humber College; Donald Buxton, a director of the Company, is also the Chairman of the Board of Labopharm Inc., and a minority shareholder & member of the Management Advisory Committee for Baralex Inc.; Joe Dunne, a director of the Company, is also Chairman and CEO of Westgate Biologicals and a consultant for Mastertaste, Kelloggs, and  Iogen; Lily Yang, a director of the Company is also President & CEO of Theralife Inc.; Jim Heppell, the Secretary for the Company is  also a director of Harbour Pacific Capital Corp., director, Interim Chairman and Secretary for Genetronics Biomedical Corporation, and the Secretary for Cardiome Pharma Corp., Nucleus BioScience Inc. and Karma Capital Corp.; Dr. Jerzy Zawistowski is a director for the BC Functional Foods and Nutraceutical Network and an Adjunct Professor with UBC.  Consequently there exists the possibility for such Directors and Officers to be in a position of conflict.  Under the Canada Business Corporations Act, any decision made by such Directors and Officers involving the Company are required to be made in accordance with his or her duties and obligations to deal fairly and in good faith with the Company and such other companies.  In addition, such Directors are required to declare, and refrain from voting on, any matter in which such Directors may have a conflict of interest. The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transactions terms that would not be available from clearly independent third parties on an arm's length basis.

B.

Compensation

Statement Of Executive Compensation

The following table sets forth certain information regarding the annual and long-term compensation for the fiscal years ended July 31, 2000 and July 31, 2001, the 5 month transition period ended December 31, 2001, and the fiscal year ended December 31, 2002 of those persons who were either (i) the Chief Executive Officer of the Company during the fiscal year ended December 31, 2002, (ii) one of the four most highly compensated executive officers serving as an executive officer at December 31, 2002, provided that no disclosure is required or provided for an executive officer whose total salary and bonus did not exceed $100,000, or (iii) any additional executive officers who would have satisfied those criteria but for the fact that the individual was not serving as such an executive officer of the Company as at December 31, 2002 (collectively, the "Named Executive Officers").

(1)

For the fiscal year ended December 31, 2002, the five months ended December 31, 2001, and the fiscal year ended July 31, 2001, "Other Annual Compensation" consists of car allowance and life insurance premiums.  In previous years, the Company referenced these life insurance benefits under "Management Contracts".

(2)

All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted.

(3)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.

(4)

As the Company changed its financial year-end from July 31 to December 31 in 2001, the figures for this period are for the five-month period ended December 31, 2001.

(5)

Mr. Butt commenced employment with the Company as Senior Vice-President, Commercial Operations, on July 1, 2000.  His annual salary was $185,000 with an annual car allowance of $6,000.  From January to June, 2000, Mr. Butt's company, The Charson Group Inc., provided consulting services to the Company for total fees of $36,000, excluding taxes and disbursements.  On May 1, 2001, Mr. Butt became President of the Company and his annual salary was increased accordingly to $220,000.  Subsequent to the financial year ended December 31, 2001, Mr. Butt also became Chief Executive Officer of the Company on March 29, 2002.

(6)

Subsequent to the end of the last fiscal year, in 2003, Mr. Butt was granted options to purchase 60,000 common shares at $0.66 per share expiring February 13, 2008.  Also in the last year, options to purchase a total of 50,000 common shares expired.

(7)

Subsequent to the fiscal year ended December 31, 2002, Mr. MacDonald resigned his position in the Company to return to the mining industry. Patricia Pracher, the former Controller of the Company, is currently Acting Chief Financial Officer.

(8)

Mr. MacDonald commenced employment with the Company on February 15, 2001 with an annual salary of $175,000 and an annual car allowance of $6,000.

(9)

During fiscal 2002, Dr. Haydn Pritchard served as Senior Vice-President of Research and Development until October 15, 2002 when Dr. Pritchard returned to his full-time professorship position at the University of British Columbia but remains in the part-time role with the Company of Senior Consultant, Scientific Affairs.  Of the $98,438 salary, $5,000 relates to consulting fees.  Dr. Pritchard's total salary for the fiscal year 2002 would have been $120,000 had Dr. Pritchard worked as Senior Vice-President, Research and Development of the Company for the entire year.

(10)

On August 1, 2001, Dr. Pritchard entered into an Employment Amending Agreement with the Company, pursuant to which his salary was reduced to $90,000 per annum, and his time commitment was amended from a full-time to a part-time basis.

(11)

Dr. Pritchard commenced employment with the Company on July 1, 2000 with an annual salary of $150,000.  He took an unpaid leave of absence from UBC, and passively retained his position at UBC to fill his position at the Company.  The Company paid $12,500 to Dr. Pritchard as an employee from July 1, 2000 to July 31, 2000.  In addition, the Company also paid $58,500 to St. Paul's Hospital for Dr. Pritchard's salary prior to his leave of absence from UBC.

(12)

Mr. Esmail resigned as Chief Executive Officer of the Company on March 29, 2002.  Effective March 29, 2002, the Company entered into a part-time consulting agreement with Vestco Enterprises Inc., a company wholly-owned by Mr. Esmail.  Of the $269,741 salary, $171,000 relates to consulting fees paid to Vestco, $98,741 was paid to Mr. Esmail in respect of his services as Chief Executive Officer of the Company during the first 3 months of 2002 of which $26,262 represents one-half of an amount owing for vacation pay (balance of $26,262 remains owing), and $2,400 was earned and is owing to Mr. Esmail for his services as a Director (see "Compensation of Directors" below).  Mr. Esmail's total salary for the fiscal year 2002 would have been $290,000 had Mr. Esmail worked as a Chief Executive Officer of the Company for the entire year.

(13)

On May 1, 2001, Mr. Esmail ceased to act as the President of the Company and voluntarily reduced his salary to $290,000 per annum.

(14)

On March 29, 2002, Mr. Esmail voluntarily forfeited for cancellation 540,000 stock options pursuant to his resignation as the Chief Executive Officer of the Company.

(15)

During the year 2002, Mr. Esmail was granted options to purchase 67,000 shares, however, these options were subsequently cancelled during the same year.  Subsequent to the end of the last fiscal year, in February 2003, Mr. Esmail, in his role as a Director, was granted options to purchase 15,000 common shares of the Company at $0.66 expiring February 13, 2008.

(16)

 On March 29, 2002, Mr. Miller resigned as Senior Vice President, Corporate Development of the Company.  Effective March 29, 2002, the Company entered into a part-time consulting agreement with Mybram Holdings Inc., a company wholly-owned by Mr. Miller. Of the $125,214 salary, $70,200 relates to consulting fees paid to Mybram Holdings, with the remaining $55,014 (which amount includes $5,000 for accumulated vacation pay owing) paid to Mr. Miller in respect of his services as Senior Vice President, Corporate Development of the Company during the first 3 months of 2002. Mr. Miller's total salary for the fiscal year 2002 would have been $206,000 had Mr. Miller worked as a Senior Vice President, Corporate Development of the Company for the entire year.

(17)

On March 29, 2002, Mr. Miller voluntarily forfeited for cancellation 40,000 stock options pursuant to his resignation as the Senior Vice President, Corporate Development of the Company.

(18)

Mr. Motley was appointed Vice-President, Commercial Operations on May 1, 2001.

(19)

Mr. Motley commenced employment with the Company on January 15, 2000 as Vice President, Business Development.

(20)

Subsequent to the end of the last fiscal year, 10,000 of Mr. Motley's option expired in January 2003.  On February 13, 2003, Mr. Motley was granted an option to purchase 50,000 common shares of the Company for $0.66 per share expiring on February 13, 2008.

Defined Benefit or Actuarial Plan Disclosure

The Company does not maintain a pension, retirement or other similar plan for its officers or directors.  Pursuant to his previous employment agreement with the Company, between the ages of 60 and 85, Tazdin Esmail will be entitled to receive an annual reward for tenure allowance of $65,000.  The Company has not set aside any of its assets to cover its obligation under the reward for tenure arrangement.  At December 31, 2002, the Company has accrued $0.6 million in its consolidated financial statements towards its obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, the Company purchased a whole life insurance policy on Mr. Esmail.

Compensation of Directors

The outside, or non-management, directors are compensated in cash in the amount of $1,000 per meeting for in-person attendance at board meetings; $500 per meeting for in-person attendance at board committee meetings (except for the Chairman of the committee, who will receive $750 per committee meeting attended in person); and $200 per hour to a maximum of $500 for meetings attended by phone.   Commencing in 2002, these directors also receive, on an annual basis, options to purchase 15,000 common shares of the Company, subject to the Board determining that such number of options is readily available under the Company's then current stock option plan.

During the most recently completed financial year ended December 31, 2002, the outside Directors were granted the following options and paid the following Board and Board Committee meeting attendance fees:

In addition to the above, effective March 29, 2002, Tazdin Esmail, through his consulting firm, Vestco Enterprises Inc., was paid $171,000 pursuant to a multi-year part-time consulting agreement.    The Consulting Agreement does not provide for any severance payment in the event the Company terminates the Agreement other than in certain specified circumstances, however the Company shall in such event be required to pay out the remaining term of the contract.

In the fiscal year ended December 31, 2002, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.  See also the discussion under the next heading below.

Management Contracts of Named Executive Officers

Charles Butt, President of the Company, was also appointed Chief Executive Officer of the Company effective March 29, 2002.  The Employment Agreement entered into by the Company with Charles Butt, dated July 1, 2000, and subsequent Amending Agreements, provide for a five-year term, a base annual salary of $220,000, and a monthly car allowance of $500.  In the event of a termination without cause, which includes a change of control, the severance payment is an amount equal to two times the aggregate compensation paid for the previous fiscal year.

Subsequent to the end of the fiscal year ended December 31, 2002, R.J. (Don) MacDonald, Senior Vice-President and Chief Financial Officer of the Company, resigned his position with the Company to return to the mining industry.  Previously, the Employment Agreement entered into by the Company with Mr. MacDonald, dated February 15, 2001, provided for a ten-year term, a base annual salary of $175,000, and a monthly car allowance of $500.  In the event of a termination without cause in the second year of the contract, which included a change of control, the severance payment was an amount equal to the aggregate compensation paid for the previous fiscal year.  Thereafter, the severance payment was an amount equal to two times the aggregate compensation paid for the previous fiscal year.

On August 1, 2001, the Company entered into an Employment Amending Agreement with Dr. Haydn Pritchard, Vice President, Pharmaceutical Research & Development.  Pursuant to the Agreement and subsequent amendments thereto, in fiscal 2002 Dr. Pritchard received a base annual salary of $120,000 and acted as the Company's Senior Vice President, Research & Development, on a part-time (not less than four days a week) basis.  Dr. Pritchard resigned his employment with the Company on October 15, 2002 when Dr. Pritchard returned to his full-time professorship position at the University of British Columbia, but remains in the part-time role with the Company of Senior Consultant, Scientific Affairs.  As a consultant, Dr. Pritchard receives $2,000 per month.

The Company also provides to certain of its Named Executive Officers group life, long-term disability, extended health and dental insurance, director's and officer's liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  With respect only to Mr. Butt (and previously with respect to Mr. MacDonald), in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.

On March 29, 2002, both Messrs. Esmail and Miller terminated their employment contracts with the Company as Chief Executive Officer and Senior Vice President, Corporate Development, respectively, and entered into part-time consulting arrangements with the Company.  Mr. Esmail entered into a multi-year consulting contract with the Company through his consulting firm, Vestco Enterprises Inc.  See "Compensation of Directors" above.  Mr. Miller entered into a one-year consulting contract with the Company through his consulting firm, Mybram Holdings Inc.  Mr. Miller's consulting contract terminated on March 29, 2003.

Prior to their respective resignations, Mr. Esmail's employment contract provided for a base salary of $290,000 and a monthly car allowance of $750, while Mr. Miller's employment contract provided for a base salary of $200,000 and a monthly car allowance of $500.  Mr. Esmail and Mr. Miller's amended and restated employment agreements contained generally similar terms and provided for terms of fifteen years; severance equal to three times the aggregate compensation paid for the previous fiscal year plus immediate vesting of the reward for tenure allowance in the event of a termination without cause, including a change of control; the retention of Mr. Esmail or Mr. Miller as consultants following termination without cause for at least two years such that any stock options granted to the optionee would not expire prior to their expiration dates, failing which, the amount the executive would have been entitled to receive upon termination would double; and tenure allowance rewards.  These employment contracts were terminated in March, 2002.  Mr. Esmail's tenure allowance reward vested prior to his resignation (See "Defined Benefit or Actuarial Plan Disclosure" above); Mr. Miller's tenure allowance reward, however, did not vest prior to his resignation.

Directors' & Officers' Liability Insurance

The Company maintains directors' and officers' liability insurance coverage through a policy covering the Company and its subsidiaries, which has an annual aggregate policy limit of $5,000,000, subject to a deductible of $500,000 per loss.  This insurance provides coverage for indemnity payments made by the Company to its directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the Company. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 20, 2003 to February 19, 2004) premiums aggregating $350,000 are paid entirely by the Company.

C.

Board Practices

The Board of Directors has considered and reviewed the guidelines for effective corporate governance issued by the Toronto Stock Exchange (the "TSX Guidelines").  The Company continues to regularly review its corporate governance practices to ensure that they are appropriate and consistent with the regulatory recommendations and requirements.  The following is a description of the Company's corporate governance practices.

Stewardship Responsibilities:

Generally speaking, the Board supervises the management of the business and affairs of the Company, and reviews and approves corporate strategies and goals, taking into account all matters which the Board considers may materially affect the Company and such strategies and goals, including the opportunities and risks of the Company's business.  The Board discusses strategic matters with management, including the principal risks of the Company's business and measures proposed and adopted by management to manage such risks.  The Board reviews and approves certain corporate transactions, such as the terms of all debt and equity financings and all major acquisitions and dispositions, as well as annual budgets, major capital expenditures, and all major disclosure documents. These approvals and discussions occur on a formal basis at board meetings, and discussions also occur on an ongoing basis as part of the continuing dialogue between management and the directors.

The Board takes responsibility for appointing, on the recommendation of the Chief Executive Officer, those members of senior management who are officers of the Company, and approves the creation and modification of senior management positions from time to time in keeping with the Company's strategies and goals.  The Board has no formal succession plan at this time, however, the Board intends to consider this matter during the next year. The Board expects the Chief Executive Officer to lead the business of the Company and manage the day-to-day operations of the business of the Company.  The Board monitors and assesses management through regular contact at Board meetings and ongoing informal discussions.

The Board has procedures in place to ensure effective communication between the Company, its shareholders, prospective investors and the public, including the dissemination of information on a regularly and timely basis.  Regular communications are conducted with shareholders through press releases, public conference calls, and annual and quarterly reports.  Shareholders are also provided with full opportunity at annual meetings to ask questions concerning the Company's business.  Additionally, the Company has a full-time Manager of Investment Relations specifically responsible for corporate communications and shareholder relations and makes information available on the Company's website at www.forbesmedi.com.

The Board is responsible for approving and monitoring the Company's internal control and management information systems.  An Audit Committee of the Board reviews the Company's annual financial statements and financial controls with the auditors of the Company and reviews the interim financial statements on a quarterly basis.

Composition of Board and Unrelated Directors:

At present, the Company has a majority of unrelated directors.  (The Company defines an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.)  Four of the Company's 6 directors are unrelated directors, namely, Percy Skuy, Donald Buxton, Joe Dunne, and Lily Yang.  These individuals are not significant shareholders of the Company, are not part of management and do not provide separate employment or consulting services to the Company, directly or indirectly. The remaining two directors who are related directors are Tazdin Esmail, the Chairman of the Board who, while not part of management, provides consulting services to the Company on a part-time basis, and Charles A. Butt, the President and CEO of the Company, who is a full-time employee.  The Company does not have a "significant shareholder".

Committee Composition:

The Board has instituted the following committees:

•

The Nomination and Corporate Governance Committee which is composed of Donald Buxton (Chair), Percy Skuy, Joe Dunne, Tazdin Esmail and Lily Yang, all of whom are unrelated and outside directors with the exception of Tazdin Esmail, who is a related director;

•

The Audit Committee which is composed of Percy Skuy (Chair), Joe Dunne and Lily Yang, all of whom are unrelated and outside directors; and

•

The Compensation Committee which is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are unrelated and outside directors.

Nomination and Corporate Governance Committee:  The Board has implemented a Nomination and Corporate Governance Committee composed of Donald Buxton (Chair), Percy Skuy, Joe Dunne, Tazdin Esmail and Lily Yang.  All five directors are non-management directors, and four are also unrelated directors.  Tazdin Esmail, as a consultant to the Company on a part-time basis, is considered to be a "related" director.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors, and compensation and benefit programs for non-employee directors.  The Committee also has responsibility to make recommendations relating to the duties and membership of committees of the Board.  While the Committee does not have the responsibility to assess the directors on an ongoing basis, it does have the authority to recommend processes to evaluate the performance and contributions of individual directors and the Board as a whole and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

Historically, given the size of the Board, the frequent attendance of Board members at Board and Committee meetings, and the availability of Board members between meetings for discussions with management, the Board has not considered it necessary to implement formal Board assessment programs, but instead has considered effectiveness on an informal basis at various Board meetings.  The Board does, however, intend to consider the matter of whether to implement formal programs in the upcoming year.

The Nomination and Corporate Governance Committee is responsible for developing policies and implementing procedures relating to corporate governance matters.

Audit Committee:  The Audit Committee is composed of Percy Skuy (Chair), Joe Dunne, and Lily Yang, all of whom are outside and unrelated directors, and are financially literate or have accounting or related financial expertise.  The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.  The Committee is also responsible for reviewing the annual and quarterly financial statements prior to their approval by the full Board.

The Audit Committee reviews the Company's annual financial statements and financial controls with the auditors of the Company on an annual basis.

The Audit Committee has proposed a charter for consideration and adoption by the Board at its next regularly scheduled meeting.

Orientation and Education of New Directors:  The Nomination and Corporate Governance Committee has the responsibility to approve procedures designed to provide orientation and training to new members of the Board.   Procedures implemented have tended to vary with each new director, depending on the directors' familiarity with the Company's business, operations and personnel, and with the duties and responsibilities of directors and corporate governance in general, prior to their appointments.  Typically, these procedures have included individual meetings with senior management, and presentations and updates either individually or at Board meetings regarding the Company's operations and strategies.

Size of Board:. The size and composition of the Board is considered prior to each Annual General Meeting as part of the nomination of directors, as well as between meetings, prior to the appointment of a new director, or following the resignation of a director.

Structures and Procedures for Independence of Board:  Prior to the last completed financial year, the Chair of the Board was also the Company's Chief Executive Officer, which was then considered appropriate by the Board given the Company's size, operations, and Board composition and functioning.  In 2002, these positions were separated, with the Company's President also assuming the role of Chief Executive Officer, and the Chair ceasing to hold a management position. The Chair does, however, also provide consulting services to the Company on a part-time basis, which the Board considers appropriate given his long history and experience with the Company (10 years).  The Board will be considering in the upcoming year whether it may also be appropriate to appoint a "lead director" or otherwise implement additional steps respecting the administration of the board's relationship to management.  Currently, however, the Board is comprised of a majority of unrelated, outside directors, meets periodically without the presence of management, and does function independently of management.

Outside Advisors:  Individual directors may engage outside advisors with the approval of either the Nomination and Corporate Governance Committee or the Chair of the Board.

Review of Compensation: Non-management directors are currently compensated through stock options, cash per diems, and reimbursement of reasonable travel expenses.  The Company has also agreed to indemnify its directors to the extent allowed by law, and maintains separate directors and officers insurance.  In establishing compensation, providing indemnities and procuring insurance, the Board has attempted to strike a balance between the necessity of providing adequate compensation and protection to attract and retain talented individuals, and the necessity of providing reasonable compensation and protection levels in light of the Company's financial condition.

Position Descriptions:  The Board has not developed formal position descriptions generally, but instead receives and discusses management updates at each Board meeting (not less than quarterly), receives and discusses budgets and cash flows at periodic Board meetings (not less than annually), and provides guidance to the CEO at every Board meeting with respect to the responsibilities to be carried out by management either with or without further Board input, review or approval.    Any major transactions not within the scope of day-to-day operations, including financings, major acquisitions and dispositions, major personnel changes, major research and development commitments, facility expansion, downsizing or closing, and the like, are recommended by management subject to board approval.

Composition Of The Compensation Committee

The Compensation Committee is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are unrelated and outside directors.

Report On Executive Compensation

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology and, where appropriate, nutraceutical companies.  The Compensation Committee of the Board evaluates each executive officer position with respect to skill requirements and levels of responsibility.  The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See "Corporate Governance".

In establishing compensation for executive officers, the Compensation Committee seeks to accomplish the following goals:

•

to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

•

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology and, where appropriate, nutraceutical companies; and

•

to align the interests of executive officers with the long-term interests of shareholders through participation in the Company's incentive stock option plan.

Currently, the Company's executive compensation package consists of the following principal components: salary, periodic cash bonus, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.  In addition, the Chief Executive Officer and the Vice President, Commercial Operations receive a car allowance.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other biotechnology and nutraceutical companies.  The Compensation Committee refers to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter.  Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

The Company has not established a formal bonus plan, and will only consider the same for outstanding effort or achievement during a previous year.  Bonuses, when granted, are also tied to the Company's performance.  As the Company is an early stage biopharmaceutical company whose business objectives are focused on research and development related to its technologies and which does not as yet have net earnings, performance is measured through advances in achieving and furthering the Company's business objectives, and in particular, through advancements in research and development, raising additional capital, securing strategic alliances to further the Company's research and development, licensing and distribution, or manufacturing activities, and procuring sales contracts.  While the Company's executive officers as a whole continue to demonstrate outstanding effort and dedication to their positions and have helped the Company to achieve several important milestones over the past year, the Company has not granted any bonuses since the fiscal year ended July 31, 2001 as part of the Company's efforts to control costs.

In the most recently completed financial year, the Company had two Chief Executive Officers.  Tazdin Esmail was CEO from January through March, 2002, and Charles Butt has been CEO since March 29, 2002.  Mr. Esmail's basic compensation as CEO was determined by his Employment Agreement (see "Management Contracts of Named Executive Officers" above), and the Company accordingly paid Mr. Esmail the salary and provided him with the benefits as required by his contract.  No bonus or stock options were granted to Mr. Esmail during such period.  While Mr. Butt assumed the position of CEO in addition to his position as President on March 29, 2002, no increase in salary was awarded to Mr. Butt at the time and no bonus has since been granted, as both Mr. Butt and the Compensation Committee are of the view that consideration of any such increase or bonus should be deferred until the Company either obtains additional financing or otherwise improves its financial prospects.  Accordingly, Mr. Butt continues to receive the salary he was awarded in May, 2001 upon becoming President of the Company.

From the foregoing, the emphasis placed by the Company on its compensation components, from greatest to least, is (i) salary and basic benefits consisting of life insurance, disability insurance and extended health, (ii) in respect of the Chief Executive Officer and the Vice President Commercial Operations only, automobile allowance; (iii) stock options; and (iv) bonus.

The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

Members of Compensation Committee

Joe Dunne (Chair), Percy Skuy, and Donald Buxton

D.

Employees

As of June 27, 2003, the Company employed 16 full-time and one part-time management, scientific and administrative employees.  Presently, the employees are situated in Vancouver, British Columbia. The Company believes that relations with its employees are excellent, and the Company is not a party to any collective bargaining agreement.  Further, the Company receives periodic consultations from many scientific and academic contacts at various universities, including UBC, McGill University, University of Toronto and Oregon Health Sciences University, relating to its research and development efforts.  The Company anticipates that it will hire additional personnel on a progressive basis.

E.

Share Ownership

Except as indicated in the footnotes below, as of June 27, 2003, the Names Executive Officers of the Company referred to in Item 6B above held the following common shares, warrants and options to purchase common shares of the Company.

(1)

Shares owned are based on Insider Reports filed with Canadian Securities Regulatory Authorities.

(2)

Each warrant entitles the holder to purchase one common share of the Company at $1.00 until March 10, 2004.

(3)

Mr. MacDonald ceased to be an insider of the Company on February 17, 2003.

(4)

Dr. Pritchard ceased to be an insider of the Company on October 15, 2002 and this information is based on Dr. Pritchard's Insider Report that would have been filed as at April 15, 2003.

(5)

Mr. Miller ceased to be an insider of the Company on March 29, 2002 and this information is based on Mr. Miller's Insider Report as at June 18, 2001.  An additional 49,880 common shares of the Company are held in trust by Mr. Miller for relatives.

Stock Option Plan and Total Outstanding Stock Options

The Company adopted a stock option plan on August 15, 2000 (the "2000 Plan").  The 2000 Plan is intended to benefit shareholders by increasing the pool of shares under the Company's stock option plan to enable the Company to attract and retain personnel of the highest caliber by offering them an opportunity to share in any increase in value of the Common Shares resulting from their efforts.  The purpose of the 2000 Plan is to provide incentive to the Company's employees, officers, directors and consultants responsible for the continued success of the Company.  The maximum number of Common Shares issuable under the 2000 Plan is 5,000,000 (approximately 22% of the 23,230,315 currently issued and outstanding Common Shares).

As at May 31, 2003, there were outstanding options to purchase a total of 3,580,850 Common Shares under the 2000 Plan. The following table sets out in detail all stock options issued and outstanding to Directors, Executive Officers and Employees under the 2000 Plan:

69

	No. of Shares Optioned	Exercise Price per Share	Expiry Date
	10,000	$9.10	July 11, 2003
Directors / Officers (other than Executive Officers) (Total: 11)	50,000	$0.66	Oct. 02, 2007
	125,000	$0.66	Feb. 13, 2008
	330,000	$0.95	Apr 10, 2007
	420,000	$2.57	May 17, 2006
	42,500	$2.85	September 4, 2006
	20,000	$3.50	April 23, 2006
	75,000	$3.60	Mar. 26, 2006
	15,000	$4.85	February 12, 2004
	30,000	$4.90	Dec. 12, 2010
	10,000	$5.75	Dec. 01, 2003
	36,500	$6.50	November 1, 2003
	87,500	$9.10	July 10, 2003
Employees (Total: 10)	5,000	$0.55	Nov. 01, 2007
	43,000	$0.66	Oct. 02, 2007
	20,000	$0.83	Jun. 03, 2007
	187,000	$0.95	Apr 10, 2007
	93,000	$2.57	May 17, 2006
	7,500	$2.85	September 4, 2006
	15,000	$3.60	March 26, 2006
	5,000	$6.15	Oct. 03, 2003
	3,100	$6.50	Nov. 01, 2003
	21,750	$9.10	July 10, 2003
Consultants (Total: 9)	40,000	$0.66	Oct. 09, 2007
	15,000	$0.66	Jan. 07, 2008
	110,000	$0.95	Apr. 10, 2007
	145,000	$2.57	May 17, 2006
	10,000	$2.85	Sep. 04, 2006
	5,000	$3.45	August 1, 2006
	30,000	$3.60	March 26, 2006
	1,000	$4.00	March 20, 2006
	15,000	$6.50	Nov. 01, 2003
	45,000	$9.10	July 10, 2003
Members of Medical Advisory Board (Total: 4)	25,000	$ 2.57	May 17, 2006
	15,000	$ 9.10	July 10, 2003
Members of Functional Food Advisory Board (Total: 8)	125,000	$ 2.57	May 17, 2006
	65,000	$ 3.60	March 26, 2006
	5,000	$ 9.00	July 12, 2003
	3,000	$ 9.10	July 10, 2003
Members of Technology Advisory Board (Total: 4)	20,000	$ 2.57	May 17, 2006
	30,000	$ 6.50	November 1, 2003
TOTAL	**3,580,850**

ITEM 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

To the best of the Company's knowledge, there are no shareholders who beneficially own more than 5% of the outstanding common shares of the Company.

Previously, Tazdin Esmail, Chairman of the Board, held common shares, directly and under options, totaling approximately 6.00% of the outstanding shares of the Company.  In March 2002, Mr. Esmail voluntarily forfeited a number of options with the result that his total holding of common shares, directly and under options which have vested or which may vest in the next 60 days, is less than 5% of the outstanding shares of the Company.

The Company is a publicly-owned Company, the majority of the Common Shares of which are owned by persons resident outside of the United States.  To the best of the Company's knowledge, the Company is not directly owned or controlled by another Company or by any foreign government.

As at April 17, 2003, to the best of the Company's knowledge, approximately 1,665,127 or 7.18% of the issued and outstanding common shares were held by 27 shareholders with addresses in the United States.  However, based on the number of sets of proxy-related materials requested by intermediaries for the Company's last Annual General Meeting, the Company can estimate that the number of US beneficial owners is approximately 1,160.

B.

Related Party Transactions

In September, 2002, the Company issued, by way of private placement, a total of 324,861 Units at $0.65 per Unit.  Each Unit consisted of one common share and .08 share purchase warrants.  Each whole warrant entitles the holder to purchase one common share at a price of $1.00 until March 10, 2004.  Three of the Company's insiders purchased Units as follows:  Charles Butt, Director, President and Chief Executive Officer - 10,000 Units; Joe Dunne, Director - 23,000 Units; and Don MacDonald, then Senior Vice-President and Chief Financial Officer - 10,000 Units.

James L. Heppell, Secretary of the Company, is a partner of the law firm Catalyst Corporate Finance Lawyers, which provides legal services to the Company.  For the 12-month period from January 1, 2002 to December 31, 2002, Catalyst Corporate Finance Lawyers billed the Company $60,160, excluding GST and disbursements, for legal services.

Nancy E. Glaister, General Counsel, is a partner of the law firm Cawkell Brodie, Business Lawyers, which also provides legal services to the Company.  For the 12-month period from January 1, 2002 to December 31, 2002, Cawkell Brodie billed the Company $232,200, excluding GST and disbursements, for legal services.

In October, 2002, the Company, through its subsidiary, Forbes USA, provided a guarantee of a bank loan in the principal amount of US$700,000 made to Phyto-Source LP.  At the date of this Annual Report, US$280,000 remains owing on the loan.  The amount bears interest at the lesser of prime plus 1% or 6% but not to exceed 6%, and is payable in monthly installments with the final installment by November 2003.  In addition, Forbes USA has subordinated amounts due to it from Phyto-Source LP to all amounts owing by Phyto-Source LP to the lending bank.

ITEM 8

Financial Information

A.

Consolidated Statements and Other Financial Information

Attached to this Report are consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

Auditors' Report to the Shareholders

Comments by Auditors for U.S. Readers on Canadian - U.S. Reporting Difference

Consolidated Balance Sheets as at December 31, 2002 and 2001

Consolidated Statements of Operations and Deficit for the year ended December 31, 2002, the five-month period ended December 31, 2001, the fiscal years ended July 31, 2001 and 2000

Consolidated Statements of Cash Flows for the year ended December 31, 2002, the five-month period ended December 31, 2001, the fiscal years ended July 31, 2001 and 2000

Notes to Consolidated Financial Statements

Legal Matters

The Company is aware of no pending or threatened legal proceedings to which the Company is a party, or of which any of its properties is the subject.

Dividend Policy

No dividends have been declared or paid on the Common Shares since incorporation and it is not anticipated that any dividends will be declared or paid on the Common Shares in the immediate or foreseeable future.  Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions existing at such future time.

B.

Significant Changes

Since December 31, 2002, the following significant events have occurred:

On January 24, 2003, the 1.5 million special warrants issued in September 2002 were converted at no cost to the holders into a total of 1,575,000 common shares of the Company at a rate of l.05 common shares per warrant, further to the special warrant investors having waived the requirements of the Company to file and obtain receipts for a prospectus.  In 2003, a total of 102,000 brokers' warrants issued in connection with the September 2002 special warrant financing were exercised for proceeds of $0.0663 million.

In April 2003, Forbes announced that it had sold its pharmaceutical fine chemicals business which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD).  Forbes will receive gross proceeds of US$1.9 million for the sale.  To date, the buyer has made total payments of US$950,000, with a final payment of US$950,000 due in December 2003.  Included in the technology sold to the buyer is technology which was originally licensed to Forbes by the University of British Columbia ("UBC") in 1995.  In order to facilitate the sale by Forbes, UBC will assign the licensed technology to the Company in consideration for the issuance to UBC of the 25,000 common shares of the Company which are otherwise issuable to UBC under the license, plus an amount of cash which, when added to the deemed value of the common shares issued, will equal US $83,000.  Some of these shares have been issued (See Item 4B, "Business Overview" - "Technology Licenses Granted to the Company". In addition, the Company may pay finders' fees to third parties in connection with the AD and ADD sale transaction of up to 10% of the gross sale price received by the Company.

ITEM 9

The Offer and Listing

Markets

The Common shares of the Company have traded on The Toronto Stock Exchange under the symbol "FMI" since March 26, 1999. The Common Shares of the Company began trading on the Nasdaq National Market (NASDAQ) under the symbol "FMTI" on March 14, 2000. On July 26, 2002, the Company's common shares were delisted from the NASDAQ National Market and listed on the NASDAQ SmallCap Market.  The Company does not currently meet Nasdaq's minimum US$1.00 bid price requirement for continued inclusion on the Nasdaq SmallCap market and has until July 14, 2003 to regain compliance with this requirement.  The Common Shares were delisted from the Vancouver Stock Exchange (now the TSX Venture Exchange) on June 22, 1999.

Price History

TSX Venture Exchange

The following tables set forth in Canadian dollars, for each of the periods indicated, the high and low closing market prices of the Company's Common Shares on both the former Vancouver Stock Exchange and the Toronto Stock Exchange:

(a)

Five most recent full financial years:

Fiscal year ended:	Common Share Price ($Can)
	High	Low
December 31, 2002	2.75	0.50
Five-month period ended December 31, 2001	3.58	1.80
July 31, 2001	8.05	2.30
July 31, 2000	23.60	7.50
July 31, 1999	23.00	5.60
July 31, 1998	8.80	1.62

(b)

Full financial quarters for two most recent full financial years and any subsequent period:

Quarter:	Common Share Price ($Can)
	High	Low
FY 2003 First Quarter (January 1, 2003 to March 31, 2003)	0.98	0.55
FY 2002 Fourth Quarter (October 1, 2002 to December 31, 2002)	0.74	0.50
FY 2002 Third Quarter (July 1, 2002 to September 30, 2002)	0.95	0.51
FY 2002 Second Quarter (April 1, 2002 to June 30, 2002)	1.04	0.53
FY 2002 First Quarter (January 1, 2002 to March 31, 2002)	2.75	0.90
Transitional Period (November 1, 2001 to December 31, 2001)	2.10	2.95
Transitional Period (August 1, 2001 to October 31, 2001)	3.58	1.80
FY 2001 Fourth Quarter (May 1, 2001 to July 31, 2001)	3.75	2.30
FY 2001 Third Quarter (February 1, 2001 to April 30, 2001)	5.15	2.50
FY 2001 Second Quarter (November 1, 2000 to January 31, 2001)	7.40	3.75
FY 2001 First Quarter (August 1, 2000 to October 31, 2000)	8.05	5.85

(c)

Six most recent months:

Month:	Common Share Price ($Can)
	High	Low
June 1 to 26, 2003	1.19	0.75
May 2003	0.80	0.72
April 2003	0.85	0.71
March 2003	0.98	0.75
February 2003	0.89	0.65
January 2003	0.83	0.55
December 2002	0.66	0.50

NASDAQ

The following tables set forth in US dollars, for each of the periods indicated, the high and low closing market prices of the Company's Common Shares.  Where applicable, the information provided is as of the date that the Company's common shares began trading on NASDAQ National Market on March 14, 2000.  On July 26, 2002, the Company's common shares were delisted from the NASDAQ National Market and listed on the NASDAQ SmallCap Market.  The Company does not currently meet Nasdaq's minimum US$1.00 bid price requirement for continued inclusion on the Nasdaq SmallCap market and has until July 14, 2003 to regain compliance with this requirement.

(a)

Five most recent full financial years:

Fiscal year ended:	Common Share Price ($US)
	High	Low
December 31, 2002	1.70	0.31
Five-month period ended December 31, 2001	2.49	1.13
July 31, 2001	1.47	5.625
July 31, 2000 (March 14, 2000 to July 31, 2000)	10.813	5.094

(b)

Full financial quarters for two most recent full financial years and any subsequent period:

Quarter:	Common Share Price ($US)
	High	Low
FY 2003 First Quarter (January 1, 2003 to March 31, 2003)	0.67	0.341
FY 2002 Fourth Quarter (October 1, 2002 to December 31, 2002)	0.46	0.31
FY 2002 Third Quarter (July 1, 2002 to September 30, 2002)	0.70	0.34
FY 2002 Second Quarter (April 1, 2002 to June 30, 2002)	0.71	0.35
FY 2002 First Quarter (January 1, 2002 to March 31, 2002)	1.70	0.60
Transitional Period (November 1, 2001 to December 31, 2001)	1.85	1.30
Transitional Period (August 1, 2001 to October 31, 2001)	2.49	1.13
FY 2001 Fourth Quarter (May 1, 2001 to July 31, 2001)	2.55	1.47
FY 2001 Third Quarter (February 1, 2001 to April 30, 2001)	3.50	1.563
Second Quarter FY 2001 (November 1, 2000 to January 31, 2001)	5.00	2.469
First Quarter FY 2001 (August 1, 2000 to October 31, 2000)	5.625	3.813

(c)

Six most recent months:

Month:	Common Share Price ($US)
	High	Low
June 1 to 26, 2003	0.90	0.54
May 2003	0.59	0.54
April 2003	0.56	0.48
March 2003	0.67	0.51
February 2003	0.60	0.42
January 2003	0.55	0.341
December 2002	0.43	0.31

ITEM 10

Additional Information

A.

Memorandum and Articles of Association

Articles of Continuation

The Company's Articles of Continuation are on file with the Corporations Directorate of Industry Canada under Corporation Number 388768-5.  The Articles of Continuation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

Directors

The minimum number of directors of the Company is one and the maximum number is twenty. A director of the Company need not be a shareholder. In accordance with the Company's bylaws , a majority of the Company's directors must be residents of Canada.  In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither the Articles of Continuation, the bylaws, nor the Canada Business Corporations Act (the "Act"), impose any mandatory retirement requirements for directors.

A director who is a party to, or who is a director or officer (or an individual acting in a similar capacity) of, or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company must disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the Act. The Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•

relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

•

is for indemnity or insurance for director's liability as permitted by the Act; or

•

is with an affiliate.

The Board of Directors may, on behalf of the Company and without authorization of its shareholders:

•

borrow money upon the credit of the Company;

•

issue, reissue, sell or pledge debt obligations of the Company;

•

give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

•

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

These borrowing powers may be varied by the Company's bylaws or its Articles of Continuation. However, the Company's bylaws and Articles of Continuation do not contain any restrictions on or variations of these borrowing powers.

Share Capitalization

The Company's Articles of Continuance authorize the issuance of 200,000,000 common shares (of which 23,218,315 are issued and outstanding) and 50,000,000 preferred shares issuable in series (none of which are issued and outstanding).

Common Shares

The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each common share held at all meetings of shareholders. The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

The holders of common shares are entitled to receive dividends and the Company will pay dividends, as and when declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the common shares, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class or shares of the Company entitled to receive the assets of the Company upon such distribution in priority to or rateably with the holders of the common shares, be entitled to participate rateably in any distribution of the assets of the Company.

Preferred Shares

The preferred shares of the Company may at any time or from time to time be issued in one or more series. No preferred shares of the Company have been issued to date. The directors may alter by resolution the Articles of the Company, or, if applicable, the By-Laws, or both, to fix or change the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares.  The directors may also confer on the holders of any series of preferred shares the right to notice of or to be present or to vote, at any general meeting of the shareholders of the Company.  Preferred shares shall be entitled to preference over the common shares and any other shares of the Company ranking junior to the preferred shares in the event of any liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding-up its affairs, whether voluntary or involuntary. The preferred shares of each series shall rank in parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

Action Necessary to Change Rights of Shareholders

In order to change the rights of our shareholders, the Company would need to amend its Articles of Continuance to effect the change. Such an amendment would require the approval of holders of two-thirds of the Common Shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting. For certain amendments such as those creating a class of preferred shares, a shareholder is entitled under the Canada Business Corporations Act to dissent in respect of such a resolution amending the Articles of Continuance and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its common shares.  In addition, for certain amendments, the separate approval of holders of two-thirds of one or more classes of shares, or in some cases, one or more series of shares, is required.

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board has the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations on Right to Own Securities

Neither Canadian law nor the Company's Articles of Continuance or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company (in 2003) and the value of the assets of the Company equalled or exceeded an amount determined by the Minister on an annual basis (currently $223 million). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the Company's common shares would be exempt from the Investment Act, including:

•

an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

•

an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganisation, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change of Control

There are no provisions of in the Company's Articles of Continuance or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. The Company's bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

Shareholder Rights Plan

On February 10, 1998, the Board of Directors adopted a Shareholders Rights Plan, which was confirmed by the shareholders at the annual meeting of the Company held on January 11, 1999.  Effective April 28, 2003, the Board of Directors amended and restated the Shareholder Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003 (the Shareholder Rights Plan, as so amended and restated, is hereinafter referred to as the "Rights Plan").  The Rights Plan was amended and restated in order to take into account many of the terms of similar plans recently approved by shareholders of other Canadian companies and the current expectations of major investors.

Background to the Rights Plan

The Rights Plan was adopted to provide the Board of Directors of the Company with sufficient time, in the event of a public take-over bid or tender offer for the securities of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties with a view towards providing shareholders desiring to sell their securities with the best opportunity to realize the maximum sale price for their securities.  In addition, with sufficient time, the Board of Directors would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder values should anyone seek to acquire control.  Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all securities and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

The following description of the Rights Plan generally is qualified in its entirety by reference to the full text of the Rights Plan.  All capitalized terms used but not defined in these summaries are defined in the Rights Plan.

Summary of the Rights Plan Characteristics

Upon a person or related group making a Takeover Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Voting Shares, other than through certain "Permitted Acquisitions" (as discussed below) including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board of Directors, the Rights entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Takeover Bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board of Directors sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, shareholders who favour the bid indicate their approval simply by tendering their Voting Shares to it.  If shareholders independent of the bidder tender Voting Shares representing more than 50% of the Voting Shares then outstanding by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their securities to the bid if they so choose.  Securities deposited pursuant to a bid for less than all of the securities held by Independent Shareholders must be taken up and paid for on a pro rata basis.  The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders' meeting.  As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.  Of course, the Board of Directors may call a shareholders' meeting at any time should it believe that a meeting would be beneficial to the shareholders.

Pursuant to the role of the Board of Directors to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board of Directors within 10 Business Days following the announcement of a Takeover Bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Voting Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. "Flip-in Event").  In addition, until the occurrence of a Flip-in Event, the Board of Directors may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions but in that event must waive the application of the Rights Plan to any other Takeover Bid occurring within 60 days of such waiver.

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board of Directors to make an offer on terms which the Board of Directors considers fair to all shareholders.  In such circumstances, the Board of Directors may redeem the Rights or waive the application of the Rights Plan, as the case may be, thereby allowing the offer to proceed without dilution to the bidder.

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one Right in respect of each outstanding Voting Share and each Voting Share issuable upon the exercise or conversion of Convertible Securities to holders of record as at the Record Time and authorized the Company to issue one Right for each such security issued after the Record Time and prior to the "Separation Time" (as defined below).  The initial exercise price of a Right is $40 (the "Exercise Price").  The Exercise Price is subject to certain adjustments as described below.  The Rights will expire 10 years after the Effective Date (the "Expiration Date"), unless exchanged or redeemed earlier by the Company as described below.

Dilution

In the event a person announces the acquisition of 20% or more of the Voting Shares of the Company, as an example, assuming the Common Shares of the Company were trading at $1, for each share held at the time of the Flip-in Event, a shareholder would have the right to purchase a further 80 common shares of the Company (calculated by dividing twice the Exercise Price of $40 [i.e. $80] by the fair market value of the common shares [i.e. $1]) at an Exercise Price of $0.50 per share (one-half the fair market value of the common shares), for an aggregate of $40.  This effectively results in each shareholder of the Company, other than the potential bidder, being able to purchase a large block of common shares of the Company at one-half the fair market value of the common shares at the time of the Flip-in Event.  The threat of massive dilution posed by the Rights Plan is intended to force a potential bidder to negotiate with the Board of Directors to allow the offer to proceed.

Separation Time

The "Separation Time" is the Close of Business on the tenth Business Day following the earlier of:

(a)

the first date of public announcement (which for the purposes of this definition includes, without limitation, a report filed pursuant to Section 111 of the Securities Act British Columbia) of facts indicating that a Person has become an Acquiring Person;

(b)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Takeover Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such Takeover Bid continues to satisfy the requirements of a Permitted Bid.)

Trading and Exercise of Rights

The Rights will separate and trade apart from the securities and become exercisable after the Separation Time upon the issuance of "Rights Certificates" (as defined below).  Until the Separation Time, the Rights may be transferred only with the associated securities and will be represented by the outstanding certificates; new certificates issued on the transfer of existing securities or on the issuance of additional securities will contain a notation incorporating the Rights Agreement by reference.  Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of securities as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the outstanding Voting Shares.  A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro Rata Acquisitions, Convertible Securities Acquisitions or otherwise on terms approved by the Board of Directors (collectively the "Permitted Acquisitions"), provided that if he/she becomes the Beneficial Owner of 20% or more of the Voting Shares by such means and he is or subsequently becomes the Beneficial Owner of additional Voting Shares constituting more than 1% of the Voting Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Beneficial Ownership

Beneficial Ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a Takeover Bid for the Company's Voting Shares and to Persons who enter into Permitted Lock-up Agreements in connection with a Takeover Bid.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid or Competing Permitted Bid is a Takeover Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the take-over bid provisions of applicable corporate and securities laws and in compliance with all other applicable laws, and which also complies with the following conditions:

(a)

the bid must be made to all holders of record of Voting Shares, other than the Offeror, on identical terms;

(b)

the bid contains irrevocable and unqualified provisions that:

i)

none of the bidder and its affiliates and associates will acquire any Voting Shares while the bid is outstanding;

ii)

all Voting Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (iii) below and that all Voting Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

iii)

no Voting Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless Independent Shareholders have deposited or tendered shares representing more than 50% of the Voting Shares then outstanding pursuant to the bid and have not withdrawn such shares; and

iv)

should the condition referred to in (iii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (iii) above provided that where a greater number of Voting Shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the Voting Shares held by Independent Shareholders, the Voting Shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of 35 days after the date of the Competing Permitted Bid and 60 days following the date of the earliest Permitted Bid.

Exchange Option

If at any time the Board of Directors, acting in good faith, determines that conditions exist which would eliminate or materially diminish in any respect the benefits intended to be afforded to the holders of Rights under the Rights Plan, it may at its option, at any time after a person has become an Acquiring Person, authorize the Company to issue or deliver, in exchange for each Right (excluding Rights held by an Acquiring Person), debt or equity securities or assets (or a combination thereof) of the Company and, in that event, the rights of holders of Rights to exercise the Rights will terminate.

Redemption and Waiver

The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.  The Rights Plan also gives the Board of Directors the right, at its option, to waive the application of the Rights Plan to any particular Flip-in Event that would otherwise be subject to those provisions.

Existing Charter Provisions

The articles and bylaws of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board of Directors having, an anti-take-over effect.  However, the power of the Board of Directors to issue additional Common Shares or preference shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

Supplements and Amendments

Tthe Board of Directors may supplement, amend, vary or delete any of the provisions of the Rights Plan:  (i) to correct clerical or typographical errors, (ii) to revise the Exercise Price of the Rights, and (iii) as otherwise may be determined by the Board of Directors, acting in good faith, to be necessary or desirable.  Any amendment referred to in (iii) must, if made before the Separation Time, be submitted to the holders of Common Shares for ratification at the next general meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

Material Contracts

The following is a summary of the material contracts to which the Company or its subsidiaries is a party for the two years immediately preceding the date of this Annual Report:

By agreements with dated July 4, 1995 with UBC, the Company obtained the exclusive worldwide rights to manufacture, distribute, market, sell, license or sublicense any products derived from or developed form the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to AD and ADD.  Forbes entered into an agreement with UBC dated effective as of October 22, 2002 (the "Technology Assignment Agreement and Amendment") pursuant to which UBC will assign the technology to Forbes immediately prior to the sale of the technology by Forbes to a third party.  The primary agreement governing the sale of the technology from UBC to the Company and from the Company to the third party are:

•

Technology Assignment Agreement & Amendment dated October 22, 2002 between UBC and the Company; and

•

Technology Transfer Agreement & Amendment dated October 22, 2002 between the Company and the third party.

In January 2001 the Company entered into a Formation and Contribution Agreement and in July 2001, formally entered into a 50-50 joint venture with Chusei (U.S.A.) Inc. ("Chusei") to form Phyto-Source LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.  See Item 4: "Commercialization of Phytrol(TM)" and Item 17: "Financial Statements".  The primary agreement governing these joint venture activities is as follows:

•

Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001 (Exhibit 4.8).

•

By agreements dated October 31, 2001 and December 18, 2002, the Formation Agreement was amended (Exhibits 4.35 and 4.36)

On February 9, 1998 the Company instituted a Shareholder Rights Plan (the "Rights Plan") to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of Common Shares are entitled to one share purchase right for each Common Share held.  If any person or group makes a take-over bid, other than a bid permitted under the Rights Plan, or acquires 20% or more of the Company's outstanding Common Shares without complying with the Rights Plan, each share purchase right entitles the registered holder thereof to purchase, in effect, $40 equivalent of Common Shares at 50% of the prevailing market price.  See Item 10: "Additional Information" - "Shareholder Rights Plan" and Item 17: "Financial Statements".  This plan is Exhibit 2.1 to this Report.  Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003.    The Amended and Restated Rights Plan is attached to this Annual Report as Exhibit 2.2.

In 1999, the Company entered into a Strategic Alliance and Exclusive Master License Agreement with Novartis Consumer Health SA ("Novartis"), which agreement has been terminated  by the Assignment and Assumption Agreement between the Company and Novartis dated as of October 1, 2001, as amended pursuant to which the Company acquired the rights previously licensed under the MLA.  See Item 4B, "Business Overview"- "Acquisition of Rights to Reducol(TM)" and Item 17: "Financial Statements".  These agreements are as follows:

•

Strategic Alliance and Exclusive Master License Agreement dated April 16, 1999 between the Company and Novartis Consumer Health SA (Exhibit 4.3);

•

Amendment No. 1 to the Strategic Alliance and Exclusive Master License Agreement dated January 18, 2001 between the Company and Novartis Consumer Health SA (Exhibit 4.4);

•

Assignment and Assumption Agreement dated as of the 1st of October, 2001 between the Company and Novartis Consumer Health SA (Exhibit 4.27); and

•

Restatement and Amendment No. 1 to the Assignment and Assumption Agreement, dated as of the 21st day of June, 2002 between the Company and Novartis Consumer Health SA (Exhibit 4.34)

In April, 2002, the Company accepted an offer to purchase its Amqui property and related equipment from 3824527 CANADA INC. for $1.6 million, payable as to $750,000 on closing and as to the remaining $850,000 over 7 years with interest at 6.5% per annum.  Closing is scheduled for July 15, 2002.

Employment and Consulting Agreements

The Company has entered into the following material employment and consulting agreements:

Employment Agreement dated July 1, 2000, and subsequent Amending Agreements dated January 1, 2001, March 15, 2001, May 1, 2001, and March 29, 2002, between the Company and Charles Butt, President and Chief Executive Officer of the Company. See Item 6: "Management Contracts of Named Executive Officers".  These contracts are Exhibits 4.22, 4.21, 4.20, and 4.19, to this Report.

Employment Agreement dated February 15, 2001 between the Company and R. J. (Don) MacDonald, Senior Vice-President and Chief Financial Officer of the Company.  See Item 6B - "Compensation" - "Management Contracts of Named Executive Officers".  This contract is Exhibit 4.23 to this Report.  Mr. MacDonald resigned his position with the Company in January, 2003.

Employment Agreement dated July 1, 2001, and subsequent Employment Amending Agreements dated August 1, 2001 February 1, 2002 and April 15, 2002, between the Company and P. Haydn Pritchard, Senior Vice-President, Research and Development of the Company.  See Item 6: "Management Contracts of Named Executive Officers".  These contracts are Exhibits 4.25, 4.24, 4.30 and 4.31 to this Report.   Dr. Pritchard resigned his office with the Company in October, 2002 to return to a full-time professorship position with UBC, but remains a consultant to the Company.

Consulting Agreement dated March 29, 2002 between the Company and Tazdin Esmail.  Amended and Restated Employment Agreement dated October 1, 2000, and subsequent Amending Agreement dated May 1, 2001, between the Company and Tazdin Esmail, Chairman of the Board and former Chief Executive Officer.  See Item 6B, "Compensation" - "Management Contracts of Named Executive Officers".  These contracts are Exhibits 4.29, 4.16 and 4.15 respectively, to this Annual Report.

During the last fiscal year, the Company also had an employment agreement with Jack Miller, a former director and officer.   See Item 6B, "Compensation" - "Management Contracts of Named Executive Officers" and Exhibits 4.17 and 4.18  to this Annual Report.  Previously, the Company had employment agreements with Dr. Novak, a former director and Vice-President of the Company, and Ian Bradley, a former Chief Financial Officer of the Company.  These contracts are Exhibits 4.11, 4.12 and 4.26 to this Annual Report.

Exchange Controls

Canada has no system of exchange controls. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see "Taxation" below).  There are no limits on the rights of non-Canadians to exercise voting rights on their common shares of the Company.

Taxation

Canadian Federal Income Taxation Consequences

The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "ITA") to a holder of the Company's common shares who has never been resident or deemed to have been resident in Canada for the purposes of the ITA and who holds common shares as capital property and does not hold or use and is not deemed to hold or use such common shares in or in the course of carrying on a business in Canada. The summary is based on the current provisions of the ITA, the regulations thereunder in force on the date hereof, all proposed amendments to the ITA and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Amendments"), and on the understanding of counsel of the current published administrative and assessing practices of the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations, and except as mentioned above, does not take into account any prospective changes to the tax law of Canada, whether occasioned by legislative, governmental, or judicial action. Further, the summary does not take account of foreign or provincial tax legislation or considerations that may vary from the Canadian federal income tax implications described herein. This summary does not purport to be, nor should it be construed as, legal or tax-related advice to any holder of common shares. Each holder of common shares should consult his or her own tax advisor.

Dividends on shares by shareholders who are not residents of Canada

Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares paid to non-residents of Canada will be subject to Canadian withholding tax at a rate of twenty-five percent (25%). The applicable rate of withholding may, however, be reduced by virtue of the terms of any applicable tax treaty. Under the terms of the Canada-U.S. Income Tax Convention, 1980 (the "Treaty"), the rate which is generally applicable to United States resident individuals who are beneficial owners of common shares in respect of which there is paid or credited or deemed by the ITA to be paid or credited Canadian-source dividends is fifteen percent (15%); effective January 1, 1997, in certain cases where the holder is a company owning more than ten percent (10%) of the common shares, five percent (5%) for dividends paid. Under the Treaty, certain tax-exempt entities that are resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the common shares.

Dividends on shares by shareholders who are residents of Canada

Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares of the Company paid to residents of Canada will be included in computing their income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. A holder that is a corporation may be liable to pay refundable tax under Part IV of the ITA. However, a public corporation that is not controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) will not be liable to pay refundable tax under Part IV of the ITA.

In the case of a holder of common shares of the Company that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of a common share of the Company may be reduced by the amount of dividends previously received or deemed to have been received thereon. Any such restriction will not occur where the corporate holder owned the common share of the Company for 365 days or longer and such holder (together with any persons with whom it did not deal with at arm's length) did not own more than five percent (5%) of the shares of any class or series of shares at the time the relevant dividends were received or deemed to have been received. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust, which owns common shares of the Company.

Dispositions by shareholders who are not residents of Canada

Capital gains arising as a consequence of the disposition of common shares (other than to the Company) by a resident of the United States will normally be exempt from taxation under the ITA except to the extent that such shares constitute or are deemed to constitute taxable Canadian property ("TCP") (as defined in the ITA), the gain on which would not otherwise be exempt under the terms of the Treaty. In general, the common shares will not constitute TCP of a non-resident holder unless (i) such holder holds the common shares as capital property and uses them in carrying on a business in Canada, (ii) the holder is a non-resident insurer who holds the common shares as capital property and holds or uses such shares in the course of carrying on an insurance business in Canada in a particular taxation year, or (iii) at any time in the five year period immediately preceding the disposition, not less than twenty-five percent (25%) of the issued shares of any class of the capital stock of the Company belonged to such holder, to persons not dealing at arm's length with him or to such holder and persons not dealing at arm's length with him. For the purposes of the twenty-five percent (25%) test, a person holding an option to acquire common shares or other securities convertible into or exchangeable for common shares, or otherwise having an interest in common shares, will be considered to own such shares. Special rules apply to deem certain partnership interests, where fifty percent (50%) or more of the value of the underlying partnership's property is represented by TCP, to be TCP. Consequently, a resident of the United States who disposes of such partnership interests will be required to comply with certain notification procedures, including obtaining a certificate from Canada Customs and Revenue Agency in respect of the disposition.

To the extent that the common shares do constitute TCP of the non-resident holder and the disposition thereof results in a capital gain, such holder will normally be obliged to recognise that gain and pay tax thereon pursuant to the provisions of the ITA. However, the Treaty will normally apply to exempt the United States resident holder of common shares from such tax, provided that the value of such shares is not derived principally from real property and/or interests therein situate in Canada at the time the common shares are disposed of and provided such holder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such holder in Canada.

Disposition by shareholders who are residents of Canada

On a disposition or deemed disposition of a common share of the Company a resident of Canada holder will receive a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the common share exceeded (or are less than) the aggregate of any cost of disposition and the adjusted cost base to the holder of the common share of the Company immediately before the disposition. Pursuant to the Amendments and subject to certain transitional rules which apply in certain circumstances, a holder of common shares of the Company who is a resident of Canada will be required to include in income one-half (1/2) of the amount of any capital gain and may deduct one-half (1/2) of the amount of any capital loss against taxable capital gains realised by the holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three proceeding years or carried forward and deducted in any following year against taxable capital gains realised in such years to the extent and under the circumstances described in the ITA and the Amendments.

A Canadian-controlled private corporation will also be subject to a refundable tax of sixty-six and two-thirds percent (66 2/3%) on certain investment income, including taxable capital gains realised on the disposition of common shares of the Company, that will be refundable when the corporation pays taxable dividends (at a rate of $1.00 for every $3.00 of taxable dividend paid).

A capital loss realised by a holder of common shares of the Company that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary may be reduced by the amount of dividends received in certain circumstances. Capital gains received by an individual may give rise to a liability for alternative minimum tax.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a  citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Company constitutes a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code.  However, if the Company qualifies as a "Foreign Personal Holding Company, a "Foreign Investment Company" or a "Passive Foreign Investment Company," each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the Company generally will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are very complicated and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividend rules and how these rules may impact their U.S. federal income tax situation.  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company.  (See more detailed discussion at "Disposition of Common Shares of the Company" below).  Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding  the dividends received deduction.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source."  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (a) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC")  In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property."  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock under Section 1291 of the Code.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions.  In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it did not qualify as a PFIC for its fiscal year ended December 31, 2002.  However, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

Documents on Display

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators' electronic filing system, SEDAR®, accessible at the web site http://www.sedar.com

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The Company is in the initial phase of commercializing its products and began the first sales of phytosterols in the year ended July 31, 2001. The costs and sales revenue for the Company's current sales activities are both based on U.S. dollars. The Company does not engage in any foreign currency hedging activities. Based on the assumptions for revenues and operating costs in Item 5,  "Operating and Financial Review and Prospects - Trend Information" with sterols revenues of US$11 million projected in 2003 and the cost structure described therein, a 10% adverse change in the Canadian/US exchange rate would increase revenue by as much as $1.3 million.

Interest Rate Risk

The Company does not have material floating rate debt obligations which may expose the Company to market risk.  The primary objective of the Company's investment policy is the protection of principal, and accordingly the Company invests in high-grade commercial paper and government securities with varying maturities, but typically less than 90 days. As it is the Company's intent to hold these investments until maturity, the Company does not have a material exposure to interest rate risk.

ITEM 12

Description of Securities Other than Equity Securities

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

PART II

ITEM 13

Defaults, Dividend  Arrearages and Delinquencies

Not applicable.

ITEM 14

Material Modifications of the Rights of Security Holders and Use of Proceeds

Effective February 9, 1998, the Company adopted a shareholder rights plan (the "Rights Plan") to protect its shareholders from unfair, abusive or coercive take-over strategies. (See Item 14, "Material Modifications of the Rights of Security Holders and Use of Proceeds").  Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003.  The Rights Plan was amended and restated in order to take into account many of the terms of similar plans recently approved by shareholders of other Canadian companies and the current expectations of major investors.

The Rights Plan was adopted to provide the Board of Directors of the Company with sufficient time, in the event of a public take-over bid or tender offer for the securities of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties with a view towards providing shareholders desiring to sell their securities with the best opportunity to realize the maximum sale price for their securities.  In addition, with sufficient time, the Board of Directors would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder values should anyone seek to acquire control.  Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all securities and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

ITEM 15

Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings and Form 6-K reports.

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Executive Officer and Chief Financial Officer , does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16

Reserved

PART III

ITEM 17

Financial Statements

The Consolidated Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 18 to the Consolidated Financial Statements.

The Financial Statements and related schedules attached hereto are included in this Item and form part of this Report:

Auditors' Report to the Shareholders

Comments by Auditors for U.S. Readers on Canadian - U.S. Reporting Difference

Consolidated Balance Sheets as at December 31, 2002 and 2001

Consolidated Statements of Operations and Deficit for the year ended December 31, 2002, the five month period ended December 31, 2001, the fiscal years ended July 31, 2001 and 2000

Consolidated Statements of Cash Flows for the year ended December 31, 2002, the five month period ended December 31, 2001, the fiscal years ended July 31, 2001 and 2000

Notes to Consolidated Financial Statements

ITEM 18

Not Applicable

ITEM 19

Exhibits

Exhibit No.	Name of Exhibit

1.2(1)	Articles of Continuance dated April 4, 2001, and Schedules "A" and "B" thereto
1.3(1)	By-Laws of the Company dated January 29, 2001
1.4(1)	Certificate of Continuance dated April 11, 2001
1.5(1)	BC - Statement on Registration - Extra provincial Company filed August 11, 2001
1.6(1)	BC - Certificate of Registration dated August 21, 2001
1.7(1)	Quebec extra-pro registration for FMI dated November 19, 2001
2.1(1)	Shareholder Rights Plan dated February 9, 1998
2.2	Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003
4.1(1)	2000 Stock Option Plan dated August 15, 2000
4.2*(1)	License Agreement with UBC (re: AD / ADD) dated July 4, 1995
4.3*(1)	Strategic Alliance and Exclusive Master License Agreement with Novartis Consumer Health SA dated April 16, 1999
4.4*(1)	Amendment No. 1 to the Strategic Alliance and Exclusive Master License Agreement with Novartis Consumer Health SA dated January 18, 2001
4.5*(1)	Consent and Acknowledgment of UBC dated August 31, 1999
4.6*(1)	License Amendment Agreement with UBC dated September 16, 1999
4.7*(1)	License Agreement with UBC (re: Phytosterols) dated July 4, 1995
4.8*(1)

Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001

4.9*(1)	Toll Manufacturing Agreement with Fermic, S.A. de C.V. effective September 15, 2000
4.10(1)	Professional Services Agreement with Dr. Egon Novak dated January 15, 2001
4.11(1)	Amending Agreement with Dr. Egon Novak dated August 1, 1999
4.12(1)	Management Agreement with Dr. Egon Novak dated September 1, 1998
4.13*(1)	Asset Purchase Agreement with BC Chemicals Ltd. and Canadian Forest Products Ltd. dated December 31, 2000
4.14(1)	Convertible Debenture in favour of Canadian Forest Products Ltd. dated December 31, 2000
4.15(1)	Amending Agreement with Tazdin Esmail dated May 1, 2001
4.16(1)	Amended and Restated Employment Agreement with Tazdin Esmail dated October 1, 2000
4.17(1)	Amending Agreement with Jack Miller dated March 15, 2001
4.18(1)	Amended and Restated Employment Agreement with Jack Miller dated October 1, 2000
4.19(1)	Amending Agreement with Charles Butt dated May 1, 2001
4.20(1)	Amending Agreement with Charles Butt dated March 15, 2001
4.21(1)	Amending Agreement with Charles Butt dated January 1, 2001
4.22(1)	Employment Agreement with Charles Butt dated July 1, 2000
4.23(1)	Employment Agreement with R. J. (Don) MacDonald dated February 15, 2001
4.24(1)	Employment Amending Agreement with P. Haydn Pritchard dated August 1, 2001
4.25(1)	Employment Agreement with P. Haydn Pritchard dated July 1, 2001

Exhibit No.	Name of Exhibit
4.26(1)	Employment Agreement with Ian Bradley dated August 1, 2000
4.27*(1)	Assignment and Assumption Agreement between the Company and Novartis Consumer Health SA dated October 1, 2001
4.28(2)	Purchase and Sale Agreement between Forbes Research & Manufacturing Inc. and 3824527 Canada Inc. dated April, 2002
4.29(2)	Consulting Agreement with Vestco Enterprises Inc. dated March 29, 2002
4.30(2)	Amending Agreement with P. Haydn Pritchard dated February 1, 2002
4.31(2)	Amending Agreement with P. Haydn Pritchard dated April 15, 2002
4.32*	Technology Transfer Agreement dated October 22, 2002.
4.33*	Technology Assignment Agreement and Amendment dated October 22, 2002
4.34*	Restatement and Amendment No. 1 to the Assignment and Assumption Agreement dated June 21, 2002.
4.35	Amended and Restated Formation and Contribution Agreement dated December 18, 2002.
4.36	Amended and Restated Formation and Contribution Agreement dated January 18, 2002.
4.37*	Purchasing Agreement dated September 16, 2002
8.1	List of Subsidiaries
99.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

Incorporated herein by reference from the Exhibits to the Company's Report on Form 20-F for the year ended July 31, 2000.

(2)

Incorporated herein by reference from the Exhibits to the Company's Report on Form 20-F for the five month period ended December 31, 2001.

* The Company received confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORBES MEDI-TECH INC.
(Registrant)
(signed) "Charles Butt"
CHARLES BUTT, CHIEF EXECUTIVE OFFICER

Dated June 27, 2003

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles Butt, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 27, 2003

(signed) "Charles Butt"

Charles Butt, Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATIONS

I, Charles Butt, certify that:

1.

I have reviewed this annual report on Form 20-F of Forbes Medi-Tech Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.

presented this

annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affecting internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:            June 27, 2003                .

(signed) "Charles Butt"

Charles Butt

Chief Executive Officer

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patricia Pracher, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 27, 2003

(signed) "Patricia Pracher"

Patricia Pracher, Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATIONS

I, Patricia Pracher, certify that:

1.

I have reviewed this annual report on Form 20-F of Forbes Medi-Tech Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.

presented this

annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affecting internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:            June 27, 2003                .

(signed) "Patricia Pracher"

Patricia Pracher

Acting Chief Financial Officer