Form 40-F
FORBES MEDI TECH INC
filed 2004-05-20
CIK 1087477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
X ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003	Commission file number 000-30076

FORBES MEDI-TECH INC.
(Exact name of Registrant as specified in its charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
2834

(Primary Standard Industrial Classification Code Number (if applicable))
200 – 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8 (604) 689-5899
(Address and telephone number of Registrant’s principal executive offices)
DL Services, Inc. 1420 Fifth Avenue, Suite 3400, Seattle, WA 98101 (206) 903-8800
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

 (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

X   Annual information form

X  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2003, 27,104,011 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

___ Yes: 82-____________

 X  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

 X   Yes

___ No

Explanatory Note: Forbes Medi-Tech Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this annual report and in the documents incorporated herein by reference constitute forward-looking statements and are intended to be covered by the safe harbor for “forward-looking statements” provided by the United States Private Securities Litigation Reform Act of 1995.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements expressed or implied by our forward-looking statements to differ materially from those anticipated in these forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by us or on our behalf.  Forward-looking statements are statements that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and the Company’s performance relative to them and statements regarding future performance.  Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “plans”, “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•

uncertainty as to our ability to achieve the goals and satisfy assumptions of management;

•

our potential need to develop additional formulations for the incorporation of our phytosterols into various types of dietary supplements or food products in order to meet new customer requirements;

•

our need for additional financing which may not be available on acceptable terms or at all;

•

the need to control costs and the possibility of unanticipated expenses;

•

uncertainty that the Phyto-Source LP manufacturing facility will continue to function at current levels or at all;

•

uncertainty whether the Phyto-Source LP manufacturing facility will be expanded as currently contemplated or at all;

•

uncertainty as to whether we will be able to complete any licensing, partnering or major long term sterol contracts involving the Phyto-Source plant;

•

the need for regulatory approvals to market our products in various countries, either with specific label claims or at all;

•

uncertainty as to the successful conclusion of sales discussions currently under way, and of those anticipated, with third party purchasers;

•

uncertainty as to whether customers will order the products which they have forecasted they will need in future periods, or if ordered, whether Phyto-Source will be able to supply the products as ordered;

•

uncertainty related to the performance of contract obligations by buyers of products;

•

uncertainty as to the market acceptance of our products and our ability to generate projected sales volumes and product prices;

•

the need for continued cooperation and performance by our joint venture partner Chusei;

•

uncertainties as to the volume and timing of sales of our products;

•

uncertainty as to the outcome or timing of additional pre-clinical studies and clinical trials for FM-VP4;

•

the possibility that we will pursue additional development projects or other business opportunities;

•

the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars;

•

uncertainty as to whether required regulatory approvals will be obtained; and

•

other risks and uncertainties as described under the heading “Risk Factors” beginning on page [22] of our Renewal Annual Information Form for the year ended December 31, 2003 and as described under the heading “Forward Looking Statements And Risk Factors That May Affect Future Results” beginning on page 11 of our Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2003.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities.

Currency

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2003, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2923.

ANNUAL INFORMATION FORM

The Company’s Renewal Annual Information Form for the fiscal year ended December 31, 2003 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto are included herein as Document 2.

A reconciliation of important differences between Canadian and United States generally accepted accounting principles is contained in the Company’s audited consolidated financial statements, see Note 18 – United States generally accepted accounting principles.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is included herein as Document 3.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Principal Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Principal Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Principal Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, PRINCIPAL FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to all directors, officers and employees including its Chief Executive Officer, Principal Financial Officer and Controller.  A copy of the Company’s Code of Ethics is attached hereto as Exhibit 99.1 and available in print to any shareholder who requests it.  Requests may be made to the Company’s offices shown on the face page of this annual report.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company’s website is located at www.forbesmedi.com.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth on pages 15 through 19 of the Company’s Management Information Circular dated April 20, 2004 (submitted to the SEC on Form 6-K on April 28, 2004) prepared in compliance with the rules of The Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Company are practices are set forth on pages 12 and 13 and 15 through 19 of the Company’s Management Information Circular dated April 20, 2004 (submitted to the SEC on Form 6-K on April 28, 2004) and available in print to any shareholder who provides the Company with a written request.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2003 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Percy Skuy

Joe Dunn

Dr. Lily Yang

Nitin Kaushal

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria that are consistent with the rules and requirements of the NASDAQ National Market and the Toronto Stock Exchange, as currently in effect.  Each member of the Company’s audit committee satisfies the criteria for director independence.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Nitin Kaushal satisfies the requirements of an audit committee financial expert pursuant to the criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit Committee.  The Company’s Board of Directors has determined that, Mr. Kaushal meets the requirements for independence as currently in effect under the rules and requirements of the NASDAQ National Market and the Toronto Stock Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The Company’s fees paid to its independent auditor, KPMG LLP for the years ended December 31, 2003 and December 31, 2002 are set forth below:

	Years ended December 31
	2003	2002
Audit	$143,696	$81,000.00
Audit-Related	Nil	Nil
Tax	2,500.00	$9,000.00
All Other Fees	Nil	Nil
Total	$146,196.00	$90,000.00

"Audit Fees" are the aggregate fees billed by KPMG LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services including review of statutory filings and registration statements containing the Company’s consolidated annual and interim financial statements that are provided in connection with audit services.

"Audit-Related Fees" are fees charged by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees."

"Tax Fees" are fees for professional services rendered by KPMG LLP for tax compliance, tax advice on actual or contemplated transactions.

No fees were paid to KPMG LLP for services that would be disclosed under the category “Audit-Related” and "All Other Fees."

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2003 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Term Loans (i)	$1.6	$0.6	$1.0
Operating Lease Obligations (ii)	$1.6	$0.7	$0.9	-	-
Research & Development Contracts (iii)	$1.7	$1.3	$0.3	$0.1	-
Total

(i)

Company’s 50% joint venture interest in Phyto-Source term loan.

(ii)

Operating leases comprise the Company’s long-term leases of rental properties, photocopiers, and postage meter; also included is a 50% interest in the Phyto-Source joint venture long-term leases of postage meter, forklifts and railcars;  Included in operating leases is the Company’s lease commitment relating to the laboratory space at UBC which lease expires in August of 2005.  The premises were sub-leased in 2003 for the duration of the full lease term.

(iii)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

For additional information related to the Company’s obligations and commitments see note 11 in the Company’s audited consolidated financial statements (Document 2).

NASDAQ CORPORATE GOVERNANCE

The Company is foreign private issuer and its common shares are listed on the NASDAQ National Market (“NASDAQ”).  NASDAQ Rule 4350 (a)(1) permits Nasdaq to provide exemptions from Rule 4350 (rules related to corporate governance) to a foreign private issuer when provisions of Rule 4350 are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to the federal securities laws, including without limitation those rules required by Section 10A(m) of the Act and Rule 10A-3 thereunder.  A foreign issuer that receives an exemption under this subsection shall disclose in its annual reports filed with the Commission each requirement from which it is exempted and describe the home country practice, if any, followed by the issuer in lieu of such requirements.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards is as follows:

Shareholder Meeting Quorum Requirement:  The NASDAQ minimum quorum requirement under Rule 4350(f) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock.  In addition, a company listed on NASDAQ is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its By-Laws.  A quorum for a meeting of shareholders of the Company is shareholders or proxyholders holding a percentage of the issued and outstanding shares entitled to be voted at the meeting of between 5 and 33 1/3 percent, such percentage to be determined by the directors prior to the meeting.  The directors have determined the percentage for the shareholder meeting to be held May 26, 2004 to be 5 percent.

Shareholder Approval of Issuance of Shares: The NASDAQ requires that shareholder approval be obtained for the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.   In January, 2004, the Company issued securities  convertible into approximately 26% of the common shares of the Company outstanding prior to such issuance.   The shareholders of the Company had previously authorized the Company, at the Annual General Meeting held May 29, 2003, to issue by private placement within the following 12 months, such number of securities which would result in the Company issuing or making issuable up to 100% of the common shares of the Company outstanding as at April 20, 2003.  The securities issued in January, 2004 were well within this limit.    Accordingly, specific shareholder approval to the private placement in January, 2004, was not required.

The foregoing are consistent with the laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an  Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on December 4, 2003 with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2003
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference
Consolidated Balance Sheets as of December 31, 2003 and 2002;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and 2002;
Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002;
Notes to Consolidated Financial Statements.
3.	Management Discussion and Analysis of Financial Conditions and Results of Operations
EXHIBITS
99.1	Code of Conduct for Chief Executive Officer and Senior Accounting Officers

99	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99	Certifications by the Principal Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99	Consent of KPMG LLP

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

FORBES MEDI-TECH INC.

By /s/  Charles A. Butt
Charles A. Butt, Chief Executive Officer

Date: May 19, 2004

1.  RENEWAL ANNUAL INFORMATION FORM OF FORBES MEDI-TECH INC.

FORBES MEDI-TECH INC.

Suite 200, 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone: (604) 689-5899

Fax:  (604) 689-7641

Website:  www.forbesmedi.com

RENEWAL ANNUAL INFORMATION FORM

May 19, 2004

Table of Contents

  BASIS OF PRESENTATION
  FORWARD-LOOKING STATEMENTS
  CORPORATE STRUCTURE
    Name and Incorporation
    Organizational Structure
  GENERAL DEVELOPMENT OF THE BUSINESS
    Current Focus
    Three-Year History
      Fiscal Year Ended July 31, 2001
      Five-Months Ended December 31, 2001
      Fiscal Year Ended December 31, 2002
      Fiscal Year Ended December 31, 2003
      Subsequent to Fiscal Year Ended December 31, 2003
    Trends, Uncertainties and Strategy
  NARRATIVE DESCRIPTION OF THE BUSINESS
    The Company, Its Core Technology and Market Areas
    The Company’s Pharmaceutical and Nutraceutical Products:   The Fight Against “Bad” Cholesterol and Cardiovascular Disease
    Prescription Pharmaceuticals
      FM-VP4
      VPx Library of Compounds
      FM-VP4 related Research
      Competition
    Nutraceuticals
      Reducol™ and Phytosterols
      Phytosterol and Other Revenue
      Acquisition Of Rights To Reducol™
      Commercial Production of Reducol™ and Phytosterols
      Dietary Supplements
      Competition
      Functional Foods
      Competition
      Marketing Activities
    Technology Licenses Granted to the Company
    Research and Development
    Government Regulation
      Pharmaceuticals
      Nutraceuticals
    Intellectual Property
    Employees
  RISK FACTORS
  SELECTED CONSOLIDATED FINANCIAL INFORMATION
    Financial Data for the Last Five Financial Years
    Restatement
      Change in accounting policy
    Dividends
  MANAGEMENT’S DISCUSSION AND ANALYSIS
  MARKET FOR SECURITIES
  DIRECTORS AND EXECUTIVE OFFICERS
    Conflicts of Interest
  ADDITIONAL INFORMATION

BASIS OF PRESENTATION

In this Annual Information Form, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc.  and its subsidiaries or any one of them as the context requires.

The Company’s functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

The financial statements of the Company’s integrated foreign subsidiaries and joint ventures have been translated into the Canadian dollar functional currency using the temporal method.  Under this method, the financial statements are translated as follows: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

Unless otherwise stated, the information set forth in this annual information form is as of April 30, 2004.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements concerning anticipated developments in the Company's business and projected sales volumes, revenues, capital, research and development, manufacturing, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as, "anticipates," "expected", "future", "planned", "towards", "outlook", "forecasted", "new", "possible", "projected", "further", "opportunity", "continues", "intends," "potential", and similar expressions or variations thereon, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  See “Risk Factors” for a discussion of some of the risks, uncertainties and other factors which may cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectation of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

CORPORATE STRUCTURE

Name and Incorporation

Forbes was incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, the Company changed its focus from mining exploration to pharmaceutical research and development and, accordingly, changed its name to “Forbes Medi-Tech Inc.” on July 8, 1992.  The Company was continued under the Canada Business Corporation Act on April 11, 2001 and the Company’s previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws.

The Company’s Articles currently authorize the Company to issue 200,000,000 common shares and 50,000,000 preferred shares, of which 10,000,000 have been designated the Series A Convertible Preferred Shares.  The Company’s Articles were amended effective December 23, 2003 to designate the rights, privileges, restrictions and conditions attaching to the Series A Convertible Preferred Shares.  In January, 2004, 5,375,000 Series A Convertible Preferred Shares were issued by way of private placement (see “General Development of the Business – Three Year History – Subsequent to the Fiscal Year Ended December 31, 2003”).  In April 2004, a total of 5,375,000 Series A Convertible Preferred Shares were converted, for no additional consideration, into common shares on a 1:1 basis, such that there are currently no preferred shares outstanding.

The Company’s head office, as well as its registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number of the registered office is (604) 689 – 5899.

Organizational Structure

Subsidiaries  The Company has three wholly-owned subsidiaries as follows:

•

Forbes Medi-Tech (USA) Inc. (“Forbes USA”) was incorporated under the laws of the state of Delaware on December 8, 2000 and holds, directly and indirectly, the Company’s 50% interest in the Phyto-Source LP, a Texas Limited Partnership.

•

Forbes Medi-Tech Capital Inc. (“Forbes Capital”) was incorporated pursuant to the provisions of the Company Act (British Columbia) on July 22, 1999.  This subsidiary invests funds on behalf of the Company.

•

Forbes Research & Manufacturing Inc. (“Forbes Research”) was incorporated pursuant to the provisions of the Canada Business Corporations Act on December 1, 1998.  Forbes Research was formed to operate the Company’s pilot manufacturing process development plant for phytosterol products in Amqui, Quebec.  The Company sold the Amqui plant in August 2002 for staged payments of $1.6 million.  The Company’s phytosterol products are currently manufactured by Phyto-Source LP (see “Associates” below).

Associates  The Company also has interests in a Texas limited liability company and a Texas limited partnership as follows:

•

Phyto-Venture, LLC (the “LLC”) was incorporated as a limited liability company under the laws of the State of Texas on December 14, 2000.  Forbes USA and Chusei (U.S.A.) Inc. (“Chusei”) each owns 50% of the LLC.

•

Phyto-Source LP (“Phyto-Source”) was established as a limited partnership under the laws of the State of Texas on July 17, 2001. The LLC is the general partner of Phyto-Source and holds a 1% partnership interest in Phyto-Source.  Chusei and Forbes USA each hold a 49.5% limited partnership interest in Phyto-Source.

The current organizational structure of the Company and its subsidiaries and associates is illustrated as follows.  Percentages shown are the percentage ownership interest of the Company in the relevant entity.  Solid lines indicate a 100% interest; dotted lines indicate an interest less than 100%.

FORBES MEDI-TECH INC.
Continued under the *Canada Business Corporations Act*
100%
100%
100%
Forbes Medi-Tech Capital Inc.
Incorporated under the *Company Act* (British Columbia)
Forbes Medi-Tech (USA) Inc.
Incorporated under the laws of the State of Delaware
Forbes Research & Manufacturing Inc.
Incorporated under the *Canada Business Corporations Act*
50%
Phyto-Venture, LLC
A limited liability company formed under the laws of Texas
1% General Partnership Interest
49.5% Limited Partnership Interest
PHYTO-SOURCE LP
A Limited Partnership formed under the laws of Texas

GENERAL DEVELOPMENT OF THE BUSINESS

Current Focus

Forbes is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from byproducts of the forest industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  Our scientific platform and core expertise is based on plant sterols, also known as phytosterols, which are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees.  Plant sterols have commercial applications as cholesterol-lowering agents and other pharmaceutical applications.

Our main products under development or commercialization include:

•

FM-VP4, our cholesterol-lowering pharmaceutical drug candidate, which represents a new class of cardiovascular pharmaceuticals known as cholesterol absorption inhibitors; and

•

our branded nutraceutical ingredient, Reducol™, and our non-branded nutraceutical ingredients, referred to by us as “Phyto-S Sterols,” which are food additives and dietary supplement ingredients.

Forbes’ current research activities are primarily focused on cholesterol-lowering and cardiovascular health benefits.

Three-Year History

The Company’s principal capital expenditures, acquisitions and dispositions, and certain other important events, in the general development of the Company’s business during the fiscal year ended December 31, 2003, December 31, 2002, the five month transition period ended December 31, 2001, and the fiscal year ended July 31, 2001 were as follows:

Fiscal Year Ended July 31, 2001

The Company entered into a manufacturing agreement with Fermic, S.A. de C.V. (“Fermic”) for the commercial production of androstenedione (AD) and androstadienedione (ADD). Pursuant to the agreement, Forbes agreed to provide financing for additional auxiliary equipment required for the production of AD and ADD at Fermic’s facilities (“Auxiliary Equipment Financing”).  During the year ended July 31, 2001, the Company spent approximately $0.4 million on auxiliary equipment under this commitment.

The Company spent $2.9 million on fixed assets and leasehold improvements in establishing new laboratory facilities at the University of British Columbia (“UBC”).

The Company acquired technology related to the extraction of phytosterols from pitch from B.C. Chemicals Ltd. and Canadian Forest Products Ltd., for $2.5 million payable in cash and $1 million in the form of a convertible debenture, due December 19, 2003, convertible into the Company’s common shares at $6.18 per share.  This technology was subsequently licensed on a semi-exclusive basis to Phyto-Source LP as part of its formation.

In January 2001, the Company and Chusei entered into a Formation and Contribution Agreement.  On July 17, 2001, the parties formally entered into a 50-50 joint venture and formed Phyto-Source LP, for the purposes of constructing and operating a dedicated phytosterol manufacturing facility near Houston, Texas.  Under these agreements, the Company agreed to contribute US$7.1 million for the construction of a phytosterol manufacturing facility and US$1 million for working capital. In addition, the Company agreed to: (a) loan Phyto-Source LP US$4 million for the licensing of certain technology from Chusei and, (b) to transfer inventory of raw materials and finished goods priced at US$3.5 million. As of July 31, 2001, the Company had contributed US$3.7 million for construction and working capital, transferred the inventory and advanced US$1 million of the loan. Subsequent to July 31, 2001, all of the remaining US$3 million loan and approximately US$3 million of the remaining cash contribution was advanced to Phyto-Source.  See “Narrative Description of the Business – Nutraceuticals -  Commercial Production of Reducol™ and Phytosterols.”

After forming Phyto-Source LP, the Company closed its phytosterol manufacturing operations at its Amqui pilot facility and wrote down $2.7 million of the carrying value of the facility, and subsequently made a further $1.3 million write-down of the carrying value.

Five-Months Ended December 31, 2001

In 2001, the Company changed its fiscal year-end from July 31 to December 31.

The Company entered into an agreement with Novartis to acquire substantially all of Novartis’ rights to Phytrol™/Reducol™ and related assets, for US$4 million. The Company elected not to complete this acquisition in March 2002 and the agreement terminated.  Subsequent to the five months ended December 31, 2001, in June 2002, the Company and Novartis entered into the Assignment Agreement for the acquisition of rights to Reducol™ by the Company from Novartis.  See “Narrative Description of the Business – Nutraceuticals – Acquisition of Rights to Reducol™.”

The Company wrote down the value of the Amqui pilot plant facility in Quebec by a further $1.3 million to $1.5 million to reflect the anticipated sale price of the facility.

The Company advanced the balance of US$3 million of the loan to Phyto-Source LP and US$1.5 million for capital and working capital to Phyto-Source LP.

The Company spent $0.3 million pursuant to its commitments to the Auxiliary Equipment Financing (see “Fiscal Year Ended July 31, 2001” above).

Fiscal Year Ended December 31, 2002

 Laboratory equipment valued at $0.2 million was transferred to UBC as payment in kind for future research services.  Laboratory assets valued at a net book value of $0.30 million were sold or disposed of for net proceeds of $0.27 million.  In December of 2002, the Company wrote down the balance of the laboratory assets in anticipation that these assets may be disposed of in the near future.  The total net book value written down at December 31, 2002 amounted to $1.1 million including an amount of $0.7 million for leasehold improvements.

The Company advanced $2.4 million for capital and working capital to Phyto-Source LP.  At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35 million) in Phyto-Source LP for the completion and operation of the manufacturing facility.

A net amount of $1.2 million cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.

In fiscal 2002, a demand loan in the amount of $0.7 million was secured by Phyto-Source to finalize its plant construction.  The demand loan was repayable in ten equal monthly installments beginning January 31, 2003 and bore an interest rate of the lesser of prime plus 1% or 6%, but not less than 6%.  Each of Forbes USA and Chusei guaranteed the demand loan and until its repayment, the Company deferred certain payments otherwise due from Phyto-Source.  This loan was repaid in its entirety in 2003.

The Company entered into an agreement for the sale of the Amqui property for $1.6 million.  On closing, the Company received proceeds of $0.3 million, and a note receivable of $1.2 million payable in one lump-sum payment of $0.35 million plus interest in May 2003, with the remainder payable by monthly installments beginning September 2002 and ending August 2009.

In June, 2002, the Company and Novartis entered into the Assignment Agreement for the acquisition of rights to Reducol™ by the Company from Novartis.  Under the terms of the Assignment Agreement, the Company agreed to pay Novartis US$2.5 million. Of this amount, US$0.5 million was offset against money owed by Novartis to the Company. As a result of the Assignment Agreement, the Company eliminated deferred revenue of $9.9 million and accounts payable for $0.1 million, and hence recognized a gain of $6.0 million.  The net payment by the Company to Novartis was US$2 million payable in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. A minimum of US$1.5 million was required to be paid to Novartis by June 30, 2003 with the remaining US$0.5 million due by December 31, 2003.  See “Narrative Description of the Business – Nutraceuticals - Acquisition Of Rights To Reducol™.”

In fiscal 2002, net cash of $1.1 million was provided by two private placements.  In the first private placement, the Company issued 324,861 units at $0.65 per unit for net cash proceeds of $0.2 million.  Each unit consisted of one common share plus .08 of a common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004.  In the second private placement, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million.  As part of the issue of special warrants in 2002, the Company also issued 150,000 brokers’ warrants to Dominick & Dominick Securities Inc. to purchase 150,000 common shares at $0.65 per share until March 24, 2004.

The Company spent $0.8 million pursuant to its commitments to the Auxiliary Equipment Financing (see “Fiscal Year Ended July 31, 2001” above).  During 2002, further activities regarding the processing of AD and ADD were suspended as the Company focused on the possible licensing and/or divestiture of the AD/ADD technology.

Fiscal Year Ended December 31, 2003

On January 24, 2003, the 1.5 million special warrants issued in September 2002 were converted at no cost to the holders into a total of 1,575,000 common shares of the Company at a rate of l.05 common shares per warrant, further to the special warrant investors having waived the requirements of the Company to file and obtain receipts for a prospectus.  In 2003, all brokers’ warrants issued in connection with the September 2002 special warrant financing were exercised for proceeds of $0.1 million.

In March, 2003, we announced that we had extended our supply and licensing contract for up to three years with Pharmavite LLC for the continued sale of Reducol™, the branded cholesterol lowering ingredient in one of Pharmavite's leading dietary supplements, Nature Made’s Cholest-Off™.  The original license agreement with Pharmavite had been assigned to Forbes by Novartis in 2002 connection in with Forbes’ acquisition, pursuant to the Assignment Agreement, of the rights to Reducol™.

Following Forbes’ decision in late 2002 to re-focus its business on core sterol technology, the decision was made to discontinue research and development of pre-cursor steroid compounds.  Accordingly, in April 2003, Forbes announced that it had sold its pharmaceutical fine chemicals technology, which centered on process technologies for the production of the steroid intermediates AD and ADD.  Forbes received gross proceeds of US$1.9 million for the sale.  Included in the technology sold to the buyer was technology which was originally licensed to Forbes by UBC in 1995.  In order to facilitate the sale by Forbes, UBC assigned the licensed technology to the Company in consideration for the issuance to UBC of 25,000 common shares of the Company plus US $44,800.  See “Narrative Description of the Business - Technology Licenses Granted to the Company.”   In addition, the Company paid finders’ fees to third parties in connection with the AD and ADD sale transaction of $190,000.

We announced on July 18, 2003 that we had signed a licensing and sale agreement with Iljin Pharmaceuticals (“Iljin”) to supply Reducol™ for use in dietary supplements and functional food products in South Korea.  Forbes will supply Reducol™ from our manufacturing joint venture, Phyto-Source LP, in Pasadena, Texas.   We anticipate shipping Reducol™ after the necessary regulatory approvals are granted from the Korean Food and Drug Administration.

In August 2003, Phyto-Source LP, our 50–50 manufacturing joint venture with Chusei repaid US$3.0 million of the original US $4.0 million loan we made to the joint venture in 2001.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas under a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  Southwest Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc., our U.S. subsidiary sometimes referred to as “Forbes USA,” and Chusei.   Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank to defer until all indebtedness of Phyto-Source to the Southwest Bank has been paid.

Our common shares regained eligibility for listing on the Nasdaq National Market on August 21, 2003.  The listing of the shares had previously been transferred from the Nasdaq National Market to the Nasdaq SmallCap Market following the bid price for the shares having fallen below Nasdaq’s minimum requirement of US$1.00.

As at the end of September 2003, the Company was committed to invest a balance of US$1,350 in Phyto-Source towards completion and operation of the manufacturing facility.  With the consent of the Southwest Bank, this remaining capital commitment by the Company was offset against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

We raised US$4.81 million in equity financing in September, 2003 by way of a private placement, resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  A total of 254,458 brokers’ warrants were also issued in connection with the placement.  The brokers’ warrants have the same terms as the warrants issued to investors.

We announced on October 22, 2003 that we had entered into a series of agreements with Cavendish Analytical Laboratory Limited (Cavendish) of Vancouver, British Columbia to conduct further research activities for Forbes complementary to the Canadian Institutes of Health Research (“CIHR”) project, and for the lease from us by Cavendish of certain equipment and the sublease by Cavendish of most of our laboratory facilities at UBC.   Cavendish also purchased certain laboratory equipment from us at a price of $305,000.  The research agreement signed by us and Cavendish is for a two-year period and requires Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  We have pre-paid the first year’s services of $400,000.  The service fees for the second year will be paid at $16,667 per month.  Cavendish, in turn, is paying us approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of our total 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200,000.

On December 9, 2003, we announced that we had initiated the expansion of our joint venture's manufacturing facility in Pasadena, Texas. The Phyto-Source, LP plant's capacity is being increased by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products including Reducol™ and Phyto-S-Sterols. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-Source joint venture with a portion of new equipment cost, estimated to be up to approximately US$1 million, to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA and Chusei. The increased plant capacity is scheduled to be available mid 2004.

On December 12, 2003, we announced that a report had been issued by the European Food Safety Agency concluding that Forbes' cholesterol-lowering ingredient, Reducol™, be accepted for use in foodstuffs provided total phytosterol intakes do not exceed 3 g/day. The report is in response to our application for use of Reducol ™ in milk-based drinks. This was the first step in a three-part process to allow us to sell our cholesterol-lowering ingredients in Europe. The second step is the approval and publishing of labeling regulations for phytosterol products by the European Commission and the last step is the approval of Reducol™ for use in specific food matrices by the Commission.

In December 2003, we repaid our $1 million convertible debenture due December 19, 2003 and paid all amounts owed to Novartis in connection with our acquisition of rights to Reducol™.

Subsequent to Fiscal Year Ended December 31, 2003

On January 6, 2004, the Company completed a private placement of units to raise US$10,750,000 resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2 per share (approximately Cdn$13,824,000 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.   In connection with this private placement, the Company also issued affiliates of a US registered broker warrants exercisable to acquire 146,250 common shares as an advisory fee.  These warrants have the same terms as the warrants issued to investors.

In January 2004, we received the final US $950,000 from the buyer of our AD/ADD technology.  In connection with the sale, we issued 25,000 common shares to UBC and paid UBC U.S. $44,800.

In March, 2004 we announced that we had signed a licensing and distribution agreement for our cholesterol-lowering ingredient, Reducol™, with Marco Hi-Tech JV LLC of New York, N.Y. Under the terms of the co-exclusive four-year contract, Forbes will supply Reducol™ to Marco Hi-Tech for distribution to dietary supplement manufacturers. These manufacturers are expected to incorporate the ingredient into a variety of cholesterol-lowering supplements to be sold in natural health food stores across the United States.

In April, 2004, we announced preliminary results of the Phase II clinical trial of the Company's cholesterol-lowering compound, FM-VP4, completed at the Academic Medical Centre in Amsterdam. The trial's primary efficacy endpoint of significantly lowering low-density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.  The Company further announced that it plans to continue a Phase II program in the United States. Plans for this program include an expanded number of participants, a longer trial duration and a more focused dosage range.

On April 14, 2004, we announced that the European Commission has published regulations concerning the labeling of foods and food ingredients with added phytosterols, phytostanols or their respective esters. The regulation will allow consumers to choose different food formats containing phytosterol ingredients, including our cholesterol-lowering ingredient Reducol™. The recommended intake of phytosterols/stanols is within a range of 1 to 3 grams per day. Forbes announced in December 2003 that its non-genetically modified (GMO), cholesterol lowering food ingredient, Reducol™, was accepted for use in foodstuffs by the European Food Safety Authority (EFSA) as the first of a three step approval process. The second step is this publication of labeling regulations with the third and final step being the approval of Reducol™ in specific food matrices.

In April 2004, all 5,375,000 Series A Convertible Preferred Shares then outstanding were converted into 5,375,000 common shares for no additional consideration.  There are currently no preferred shares of the Company outstanding.

At the Company’s Annual General Meeting to be held May 26, 2004, shareholders will be asked to approve an amendment to the Company’s 2000 Stock Option Plan to increase the number of shares reserved under it from 5,000,000 to 6,000,000, including the replacement of 1,453,375 shares previously issued under the Plan.  The Company has granted, subject to such approval, options to purchase 1,000,000 common shares to Dr. Eric Topol, Chairman of the Company’s Medical & Scientific Advisory Board, at $3.69 per share, with half of such options expiring January 9, 2009 and the remaining options expiring January 9, 2011.

Trends, Uncertainties and Strategy

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company anticipates total revenue of $15.6 million (approximately US$11.6 million) for fiscal 2004. This figure represents the Company's projected revenue from its own sales and from its share of the Phyto-Source joint venture revenue.

The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products. In the absence of further funding, core technology development would not be expected to include any clinical trials other than the U.S. Phase II trial of FM-VP4 currently planned.

In the last two fiscal years, the major portion of the Company’s phytosterol revenue has been derived from the supply agreement between Phyto-Source and a large multinational company. This contract will expire at the end of 2004.  The Company is currently in discussions with the purchaser regarding an extension of this supply agreement, and is also in discussions with other potential purchasers of phytosterols.  Based on these current discussions, the Company anticipates that either the current major supply agreement will be extended with Phyto-Source for at least another year, or it will be replaced with other agreements providing in the aggregate for similar volumes over such year.

The Company is also currently negotiating two multiple year supply contracts for tall oil pitch, the main raw material used in the production of the Company’s phytosterols, in order to assure Phyto-Source of a sufficient continuing source of this key raw material at established prices to meet anticipated growth in demand for sterol products.  Failure to secure these supply agreements may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies, which may in turn result in some volatility in the Company’s sales and revenue streams.

See also “Forward Looking Statements and Risk Factors That May Affect Future Results” below.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company, Its Core Technology and Market Areas

We are a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from byproducts of the forest industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  Our scientific platform and core expertise is based on plant sterols, also known as phytosterols, which are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees.  Plant sterols have commercial applications as cholesterol-lowering agents and other pharmaceutical applications.

The Company’s Pharmaceutical and Nutraceutical Products:  The Fight Against “Bad” Cholesterol and Cardiovascular Disease

A major symptom of cardiovascular disease is a build-up of atherosclerotic plaque in the arteries, which can lead to heart attack or stroke. Angioplasty and by-pass surgery are often used to treat severe cases. Sufferers of cardiovascular disease also have higher incidence of diabetes, obesity, Alzheimer’s and a number of other debilitating illnesses.

It is now recognized that an elevated level of total blood cholesterol is an independent risk factor for cardiovascular disease, and that the reduction of high blood cholesterol through treatment with cholesterol-lowering agents can significantly reduce death and illness from cardiovascular disease.

According to the American Heart Association, it is estimated that over 100 million adults in the United States alone have cholesterol levels, which are considered high or borderline-high (www.americanheart.org (2003)).  Cholesterol is a substance found among the fats in the bloodstream and in the body’s cells (often referred to as lipids). Lipids are an important part of a healthy body because it is a constituent of cell membranes, and is used to form certain hormones. Cholesterol and other fats cannot dissolve in the blood as they have to be transported to and from tissues by special carriers of lipids called lipoproteins. There are several types of lipoproteins, but the primary focus is on low-density lipoprotein (“LDL” or “bad”) cholesterol and high-density lipoprotein (“HDL” or “good”) cholesterol.

LDL is the major cholesterol carrier in the blood. When a person has too much LDL cholesterol circulating in the blood, cholesterol can slowly build-up within the walls of the arteries that feed the heart and brain. Together with other substances, it can form an atherosclerotic plaque, a thick, hard deposit that is often referred to as hardening of the arteries. The formation of a clot in the region of this plaque can block the flow of blood to parts of the heart muscle and cause a heart attack. If a clot blocks the flow of blood to part of the brain, the result is a stroke. That is why LDL cholesterol is often called “bad” cholesterol.

HDL carries about one-fourth to one-third of blood cholesterol. Medical experts think HDL tends to carry cholesterol away from the arteries and back to the liver, where it is excreted from the body. Some experts believe HDL removes excess cholesterol from atherosclerotic plaques and thus slow their growth. HDL is known as “good” cholesterol because a high level of HDL protects against heart attack and stroke.

Prescription Pharmaceuticals

Cholesterol-lowering drugs have become the world’s top-selling medicine due to the significant health risk of high blood cholesterol.  The market is dominated by the statin class of drugs, which suppress an enzyme (HMG-CoA reductase) produced by the liver that is necessary for the synthesis of cholesterol.  Not only do some patients fail to respond to the statin treatment as intended, the consumption of statins have also exhibited a number of potential side effects such as organ damage, stomach cramps, pain and/or constipation, and death, in rare cases.  The leading drugs in the statin category include Lipitor™ (Pfizer) and Zocor™ (Merck).  Also on the market are Mevacor (Merck), Pravachol (Bristol Myers Squibb), Lescol (Novartis Pharmaceuticals) and Crestor (Astra Zeneca).

FM-VP4

With FM-VP4, the Company is targeting a US$23 billion anti-dyslipidemics market.  This market is expected to grow at a compounded annual growth rate of 8%, reaching over US$41 billion by 2011 (Datamonitor, December 2003), despite increasing availability of generic statins.  Although statins dominate the cholesterol-lowering market, many patients are not reaching target lipid levels with statins.

The market for cholesterol-lowering combination therapies is expected to grow to US$4.7 billion by 2011.  FM-VP4 could be of strategic importance within this combination market.

FM-VP4 is a cholesterol absorption inhibitor, a new class of cholesterol-lowering pharmaceutical, and may have application as a monotherapy, an adjunct therapy to other cholesterol-lowering drugs, and a combination therapy with statins.  According to Datamonitor (December 2003) the statin combination market is expected to grow at a compound annual growth rate of 44% reaching US$4.7 billion in 2011. The first cholesterol absorption inhibitor that has been commercialized is Zetia from Merck/Schering-Plough.

FM-VP4 is a novel analogue of phytostanols, which has shown dramatic lipid-lowering and anti-atherosclerotic properties in pre-clinical trials. FM-VP4 is based on phytosterol compounds (phytostanols analogue) that have a similar molecular composition to cholesterol and is believed to inhibit cholesterol absorption in the small intestine.  The Company believes that FM-VP4 offers the potential to contribute significantly to the lipid lowering market that is currently dominated by the statin class of drugs.

In April, 2004, the Company announced the results of its Phase I/II clinical trial of FM-VP4 undertaken at the Academic Medical Center, University of Amsterdam.  The Phase I/II trial was a randomized, double blind, placebo controlled dose-ranging study designed to establish the safety, efficacy and optimal dose of FM-VP4 in subjects with moderately elevated cholesterol levels.  In the Phase I segment of the trial, six groups of five healthy males with mild to moderate hypercholesterolemia (elevated blood cholesterol) were administered single doses of FM-VP4 ranging from 100 mg to 2000 mg or placebo. After receiving the medication, each subject was monitored over a 24-hour period and periodically over the following seven days.  The last visit of the last subject for the Phase I trial was on December 16, 2002.  All 30 subjects completed the trial.

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

On August 8, 2002, the Company announced that it had received approval from the Medical Safety Review Panel of the Academic Medical Center in Amsterdam to initiate the Phase II components of FM-VP4.  The Phase II clinical trial component involved five groups of 20 hypercholesterolemic volunteers. The volunteers were enrolled in block sizes of 25, with 20 receiving FM-VP4 and 5 receiving placebo, on a randomized basis.  Each block was treated daily for 28 days.  Dosing was completed in February of 2004.

The preliminary Phase II trial results reported in early April 2004 showed an overall reduction in low-density lipoprotein (“LDL”), as compared with placebo, of 11%.  Thirty-three percent of subjects achieved a greater than 15% reduction at the 400 mg per day dosing level.

FM-VP4 demonstrated a dose-response that was statistically significant, as shown in Table 1. The data suggests that 400 mg/day may be the optimal dose, although further studies are required to confirm a plateau.

Table 1: Dose-Response of FM-VP4, Preliminary Phase II Clinical Trial Results

------------------------------------------------------------------------

Normalized

Dose, mg/day

Response*

p-value

------------------------------------------------------------------------

    800

93%

< 0.011

    400

100%

< 0.007

    200

76%

 < 0.043

    100

26%

 < 0.47

------------------------------------------------------------------------

*Average response for each dose as a percentage of the response at 400 mg. (400mg = 100%)

Additionally, the time-response to FM-VP4 indicated that LDL cholesterol levels may continue to decrease when given to patients for longer than 4 weeks, the duration of the completed trial, and that optimal efficacy may not have been achieved, as illustrated in Table 2.

Table 2: Time-Response of FM-VP4, Preliminary Phase II Clinical Trial Results

-------------------------------------------------

Time

Normalized

Response*

------------------------------------------------

Week 4

100%

Week 3

85%

Week 2

81%

Week 1

52%

-----------------------------------------------

*Average response for doses 200 to 800mg/day as a percentage of the total response at 4 weeks.

An evaluation of preclinical animal data in comparison to these Phase II results has also indicated the need to examine the effects of timing of FM-VP4 with respect to food intake on the drug's efficacy.

In addition to identifying trial duration and food-effects as areas for optimization, it has been noted that a patient population with lower triglyceride levels may be more appropriate for measuring the full potential efficacy of a cholesterol absorption inhibitor, a consideration that will be incorporated into the future clinical plan of FM-VP4. Note that all data presented is preliminary and subject to change. The complete European Phase II trial report is anticipated in June 2004.

In addition to these statistically significant results, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.  Forbes intends to proceed with a Phase IIa Study in the United States involving an expanded number of participants, a longer trial duration and more focused dosage range.

VPx Library of Compounds

The VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.  These compounds may have additional benefits such as lowering of triglyceride levels, increase HDL (good cholesterol) levels, and anti-obesity, anti-diabetic, and anti-inflammatory indications.  The exploration of different indications provides the Company not only with a foundation for further research but also the potential to enter into new segments of the health market.  Each of these health care market segments is both substantial in size and shows a need for the development of new and better products.

Our immediate goal with respect to our exploration efforts in this area is to identify which compounds merit further research and development.

FM-VP4 related Research

The Company has continued research jointly with UBC to study the mechanism of action of sterol-based pharmaceuticals on cholesterol absorption with a focus on FM-VP4 and related compounds.  The three-year joint research project is expected to cost about $1 million, of which approximately $0.28 million is being funded with a grant from the Canadian Institutes of Health Research. The Company is funding the balance of the project costs by providing funds, staffing and scientific supplies and equipment. UBC-based research is being conducted in the Faculty of Pharmaceutical Sciences and Department of Pathology and Laboratory Medicine.  The primary focus of the research project, which is in part funded under the CIHR/University-Industry Research Program, is to identify the mechanism(s) of action by which phytosterols and phytosterol analogues inhibit cholesterol absorption and help prevent cardiovascular disease.  This research program is scheduled to terminate at the end of June, 2004, however, the Company and UBC are currently considering an extension.

Competition

There are several categories of cholesterol-lowering drugs including bile acid sequestrants, fibric acid derivatives, nicotinic acid, and HMG CoA reductase inhibitors (statins). Studies in the late 1980s that demonstrated a reduction in mortality with use of drugs to reduce cholesterol coincided with the development of the statins, which have become the dominant class of cholesterol-lowering drugs.  The Company’s competition in this area includes large pharmaceutical companies such as Bristol-Myer Squibb Company, Pfizer, Schering-Plough, Merck & Co., and AstraZeneca AB.

Selective cholesterol absorption inhibitors are a new class of drugs for lipid management.  The Company’s FM-VP4 falls into this class.  As stated above, Merck and Schering-Plough have also developed a drug in this class,  Ezetimibe – (Zetia™) which is being marketed in the US and the EU. A Zetia/Zocor single pill combination therapy (a cholesterol absorption inhibitor/simvastatin, developed by Merck/Schering-Plough) is expected to reach the US market in 2005.

The treatment of dyslipidemia and prevention of atherosclerosis are very active areas for research and development, with most major pharmaceutical companies involved.

Nutraceuticals

Nutraceuticals can be generally described as ingredients extracted from natural sources which are incorporated into food or into capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease.  Functional foods can be defined as conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Dietary supplements are products intended to supplement the diet which are ingested in dosage form, which may contain a nutraceutical.

According to the Nutrition Business Journal (NBJ), the 2002 US functional food market represented US$20.6 billion and dietary supplements accounted for US$18.5 billion.

The Company believes that the growth in this industry is fueled by factors such as: (i) increased awareness of the link between diet and health; (ii) aging populations in developed countries; (iii) governments seeking to reduce healthcare costs; (iv) food and beverage manufacturers seeking product differentiation; and (v) scientific studies linking ingredients to health benefits.

In May, 2001, the National Cholesterol Education Program (NCEP) Expert Panel in the U.S. issued updated clinical guidelines for the treatment and prevention of high cholesterol (National Institutes of Health Publication No. 01-3670, May, 2001). One of their specific recommendations for therapeutic lifestyle changes was to encourage increased consumption of plant sterols/stanols up to 2 grams per day as part of a healthy diet.

Reducol™ and Phytosterols

Forbes has developed Reducol™ and other phytosterol compositions referred to as “Phyto-S-Sterols” which are plant sterol based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process and produced through a proprietary extraction and purification process.  The initial cholesterol-lowering ingredient developed by Forbes was Phytrol™, and was originally licensed to Novartis in 1999.  Forbes re-acquired its rights to Phytrol™, which Novartis had consumer branded as Reducol™, in 2002 (see “Acquisition of Rights to Reducol™” below).  References in this Annual Information Form to Reducol™ mean and include the ingredient’s former name, Phytrol™.

Clinical studies have shown that, when added to certain foods, Reducol™ can reduce both total and LDL (“bad”) cholesterol. In 1997, McGill University conducted a clinical human study over a 30-day period with 32 male subjects with high cholesterol levels in which half received a placebo margarine and half received Reducol™-enhanced margarine in their diet.  The key finding, published in the June 1999 issue of American Journal of Clinical Nutrition, was that the Reducol™ test group showed a 24.4% reduction in LDL (bad) cholesterol compared to an 8.9% reduction for the control group. Both groups were on a standardized, prudent North American diet.  During this study, no clinically significant adverse events were observed and the level of HDL (good) cholesterol remained unchanged.

As cholesterol-lowering agents, the Company believes that there are a number of positive aspects to Reducol™ and Phyto-S-Sterols such as:

•

the ability to help reduce total and LDL cholesterol;

•

a favourable safety profile;

•

an absence of taste and odor;

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

Phytosterol and Other Revenue

Since the fiscal year ended July 31, 2001, the majority of the Company’s revenue has been generated from phytosterol sales and licensing.  In the fiscal year ended December 31, 2003, December 31, 2002, the five months ended December 31, 2002 and the fiscal year ended July 31, 2001, the Company reported revenue as follows:

 Five

Year ended

Year ended

months ended

      Year ended

December 31,

December 31,

December 31,

July 31,

2003

2002

2001

2001

Revenue:

Sales

$

13,909

$

6,852

$

2,770

$

3,732

Licensing

208

941

903

2,093

Phytosterol revenues

14,117

7,793

3,673

5,825

Interest and other

150

187

212

2,036

14,267

7,980

3,885

7,861

All of the Company’s phytosterol revenues were derived from sales to customers, other than investees, outside of the consolidated Company.

Acquisition Of Rights To Reducol™

On June 25, 2002, the Company announced that it had entered into the Assignment Agreement with Novartis to acquire all Novartis’ rights (with certain exceptions) to Phytrol™/Reducol™ which had been previously licensed by the Company to Novartis under the MLA, substantially all of Novartis’ sublicense agreements, including those with Pharmavite LLC and Twinlab, and, other than the Reducol™ trademark, all related patent and trademark rights, health registrations and records.  The Reducol™ trademark was initially licensed by Novartis to the Company on an exclusive basis for use in connection with the Company’s Reducol™ business, pending final payment under the Assignment Agreement.  Such final payment was made in December, 2003, as a result of which the Reducol™ trademark is being assigned by Novartis to the Company.  Forbes recognized a $6 million gain on the transaction in the quarter ended June 30, 2002 through a reduction in short-term and long-term deferred revenue.

Under the terms of the Assignment Agreement, Forbes agreed to pay Novartis US$2.5 million, of which US$0.5 million was offset against money owed by Novartis to Forbes.  The remaining US$2.0 million was paid out by the end of 2003.

Commercial Production of Reducol™ and Phytosterols

During 2001, Forbes and Chusei formed Phyto-Source LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.  Forbes and Chusei each have a 50% interest in Phyto-Source.

Pursuant to the Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes USA, Chusei, and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001 (the “Formation Agreement”), Forbes and Chusei each agreed to contribute US$8.1 million in cash and property to Phyto-Source for a total contribution of US$16.2 million.  Chusei agreed to contribute land, existing and new equipment and technology.  Forbes agreed to contribute US$8.1 million in cash to finance the construction of the manufacturing facility and to provide initial working capital to Phyto-Source. Forbes also licensed its phytosterol manufacturing technology to Phyto-Source on a non-exclusive basis. In addition, Forbes loaned Phyto-Source an additional US$4 million for the purposes of licensing Chusei’s manufacturing technology and expertise relating to phytosterol production on an exclusive basis, and transferred inventory of raw materials and finished goods priced at US$3.5 million.  The loan principal was repayable to Forbes in equal monthly installments over a three-year period commencing on January 1, 2003 plus interest at the prime rate of the Southwest Bank of Texas.  In 2002, however, the Company deferred repayment of its loan to a US$700,000 loan made by the Southwest Bank of Texas to Phyto-Source in the fall of 2002 (the “Southwest Bank Loan”).  The Southwest Bank Loan was fully repaid in 2003, following which, in August 2003, Phyto-Source obtained a US$3 million, three-year term loan at a fixed interest rate of 6% from the Southwest Bank, the proceeds of which were used to repay US$3.0 million of the original US $4.0 million loan we made to the joint venture in 2001.  Southwest Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei.  Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank to defer until all indebtedness of Phyto-Source to the Southwest Bank has been paid.  Under the terms of the joint venture agreement between Forbes and Chusei, profits from Phyto-Source for the sales of phytosterols will be split 50/50 between Forbes and Chusei.

The plant is currently the largest wood sterol manufacturer in the world, capable of producing 1,000 metric tonnes annually of pharmaceutical and food-grade sterols.  On December 9, 2003, we announced that we had initiated the expansion of the Phyto-Source manufacturing facility by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products including Reducol™ and Phyto-S Sterols. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-Source joint venture with a portion of new equipment cost, estimated to be up to approximately US$1 million, to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA and Chusei.  The increased plant capacity is scheduled to be available mid 2004.

In the last two fiscal years, the major portion of the Company’s phytosterol revenue has been derived from the supply agreement between Phyto-Source and a large multinational company. This contract will expire at the end of 2004.  The Company is currently in discussions with the purchaser regarding an extension of this supply agreement, and is also in discussions with other potential purchasers of phytosterols.  Based on these current discussions, the Company anticipates that either the current major supply agreement will be extended with Phyto-Source for at least another year, or it will be replaced with other agreements providing in the aggregate for similar volumes over such year.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for the account of the Company, with sales to third parties made solely by the Company.  In 2004, the joint venture partners informally agreed that Phyto-S-Sterols would be manufactured for sales directly by Phyto-Source to third parties, with the Company acting as the primary sales agent for the Phyto-S-Sterols.

Phyto-Source operates under a standard environmental exemption in Texas, which is allowed for facilities with low emission levels.  In terms of hazardous waste generation, Phyto-Source is classified as a small quantity generator, due to the small amount of hazardous waste generated.  Any hazardous waste is disposed of according to federal and local regulations.

Raw materials are purchased on a spot basis or according to a supply agreement.  The Company is currently negotiating two multiple year supply contracts for tall oil pitch, the main raw material used in the production of the Company’s phytosterols, in order to assure Phyto-Source of a sufficient continuing source of this key raw material at established prices to meet anticipated growth in demand for the Company’s sterol products.  Failure to secure these supply agreements may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies, which may in turn result in some volatility in the Company’s sales and revenue streams.  Other raw materials include standard solvents and reagents available on a continuing commercial basis.

Dietary Supplements

Reducol™ has been incorporated by Pharmavite LLC of California into its nationally distributed dietary supplement, Nature Made® Cholest-Off™.   This supplement is sold through mass-market channels including food, drug and mass merchandising stores.  On March 4, 2003, the Company announced that its supply and licensing contract with Pharmavite LLC for the sale of Reducol™ has been extended for three years.

In July 2003, we announced that we had signed a licensing and sale agreement with Iljin Pharmaceuticals (“Iljin”) to supply Reducol™ for use in dietary supplements and functional food products in South Korea.   We anticipate shipping Reducol™ after the necessary regulatory approvals are granted from the Korean Food and Drug Administration.

In March 2004, the Company announced that it had signed a licensing and distribution agreement for Reducol™ with Marco Hi-Tech JV LLC of New York, N.Y.  Under the terms of the co-exclusive four-year contract, Forbes will supply Reducol™ to Marco Hi-Tech for distribution to dietary supplement manufacturers. These manufacturers are expected to incorporate the ingredient into a variety of cholesterol-lowering supplements to be sold in natural health food stores across the United States. Previously, the natural health food store distribution channel had been licensed to Twin Laboratories Inc., which license was terminated in December 2003 as a result of Twin Laboratories having failed to meet certain requirements of the license.

Forbes is also developing soft gel capsules with phytosterols alone, or in combination with omega-3 fatty acids.  A patent for the combination with omega-3 fatty acids has been filed.

Competition

The dietary supplement market is very competitive and highly fragmented due to the diverse nature of the supplements available.  According to the Nutrition Business Journal, dietary supplement manufacturers include companies such as Royal Numico, Wyeth, Bayer and Bristol Myers Squibb/Mead Johnson.

Functional Foods

Forbes’ phytosterols can be incorporated into a wide variety of foods, including low-fat foods.  The Company has developed technology for the use of it’s phytosterols in the following broad food categories: cereal bars, fruit juices, cheese, yogurt, milk, cooking oils, salad dressings and confectionary items.

Reducol™-enriched chocolate has been shown to reduce LDL cholesterol by 10.3% as per a study published in the British Journal of Nutrition.  For 4 weeks, 70 participants with mild hypercholesterolemia consumed three 10g servings of the phytosterol (Reducol™)-enriched chocolate per day that provided 1.8 g of unesterified phytosterols. The control group consumed placebo portions of chocolate that contained no phytosterol supplement.  All subjects consumed a low-fat, low-cholesterol diet both before and during the study period. At the end of the study, blood levels of both total and LDL-cholesterol levels were statistically significantly reduced by 6.4% (- 0.44 millimoles per litre (mmol/l)) and 10.3% (- 0.49 mmol/l), respectively when compared to the placebo group.  These levels of reduction in blood cholesterol are clinically significant in the fight against cholesterol-induced risk of coronary artery disease.  Thus, consumption of chocolates fortified with phytosterols may provide an additional option for individuals needing to lower their blood cholesterol levels.  According to the National Cholesterol Education Program (NCEP), there are approximately 100 million individuals in North America who fall into this category.  Furthermore, the development of these cholesterol-lowering products, such as chocolates, is in accord with the recommendations from the NCEP that such individuals consume foods containing plant phytosterols.

Forbes is also currently developing a phytosterol-based “designer oil”, called “Vivola”™ which, in clinical studies, has shown to help participants lose weight and lower their cholesterol levels.  In a clinical study conducted at McGill University in Montreal, 24 healthy men on a controlled diet incorporating Forbes’ Vivola™ showed a statistically significant (p<0.05) decrease in total body weight tissue volumes in the range of 0.36 to 0.51 kg (0.8 lbs. and 1.1 lbs.) in 28 days. Study participants who received olive oil in their diet (control group) did not demonstrate any changes in body compartment volumes. In addition, consumption of Vivola™ resulted in a decrease of Low Density Lipoprotein (LDL) cholesterol concentrations of 16.3 per cent.  Vivola™ is formulated with medium chain triglycerides (MCT), plant phytosterols, omega-3 and omega-6 fatty acids.  Additional pre-clinical and clinical studies will be required to further develop this potential product.  Appropriate patent applications have been initiated.  These studies were presented at the American Heart Association’s Scientific Sessions 2002 conference in Chicago Illinois on November 18, 2002.

Competition

The functional food market is intensely competitive. In the phytosterol market in particular, a number of the Company’s competitors have substantial name recognition and financial, technical and marketing expertise.  These include McNeil Consumer Healthcare, a Johnson and Johnson company (“J&J”); Unilever NV Company (“Unilever”); Cargill, Incorporated; Archer Daniels Midland Company; Cognis and Raisio Staest Oy.

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

Marketing Activities

Over the last year, the Company has concentrated its marketing efforts for Reducol™ and Phyto-S-Sterols, in Europe and the United States.  At the same time, the Company has been working toward obtaining necessary regulatory approvals in Europe, and a health claim approval from the FDA in the U.S.

A Novel Foods Application has been submitted to the European Union (EU) for Reducol™ in milk-based drinks with optional added fruit.  In December 2003, the European Food Safety Agency recommended that the application be approved, and labeling regulations concerning the labeling of foods and food ingredients with added phytosterols, phytostanols or their respective esters have now been published by the European Commission.   The Company is awaiting publication of the regulation by the European Commission authorizing the sale of Reducol™ for use in milk-based drinks.  It is expected that once the regulation has been published, the Company will be able to apply for additional food groups on a substantial equivalence basis.  See “Narrative Description of the Business – Government Regulation – Nutraceuticals.”

Although the Company has had clearance to sell Reducol™ and non-branded sterols in the U.S. under Generally Recognized As Safe (GRAS) regulations since 2000, the Company has been awaiting a decision from the FDA allowing Forbes to advertise the health benefits of its cholesterol-lowering ingredients. While a final ruling is still pending, the FDA, in early 2003, issued a letter to Forbes which allows the Company and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA for phytosterol esters to Forbes’ range of phytosterol products, including Reducol™. See “Narrative Description of the Business – Government Regulation – Nutraceuticals.”  This letter was based on substantial additional scientific evidence provided to the FDA regarding the cholesterol-lowering efficacy of phytosterols, and should have a significant impact on the Company’s ability to sell Reducol™.   At the same time, the Company has generated substantial interest in Reducol™ from a number of leading food companies, and this interest continues to be followed up by the Company in an effort to help bring food products containing Reducol™ to market.

Technology Licenses Granted to the Company

In 1995, the Company obtained a license of certain laboratory level phytosterol extraction and fermentation technology developed at UBC.  This technology was licensed to the Company under two separate agreements, both effective September 15, 1995, covering cholesterol-lowering agents and pharmaceutical steroids (the “UBC License Agreements”).  UBC recently assigned the technology under one of the UBC License Agreements to the Company in connection with the sale by the Company of its process technologies for the production of the steroid intermediates AD and ADD (See “General Development of the Business – Three Year History – Fiscal Year Ended December 31, 2003”).  The remaining UBC License Agreement (the “Tall Oil License”) relates to the preparation and purification of sterol compositions from tall oil soap, the actual compositions of the sterols, and the use of these compositions and derivatives thereof as agents to prevent or treat lipid disorders. Pursuant to the Tall Oil License, as amended, the Company agreed to:

•

issue to UBC 50,000 Common Shares (of which 25,000 Common Shares have been issued and 25,000 Common Shares are to be issued after the first sale of any product derived from the technology); and

•

pay to UBC a royalty of 1% of gross revenue earned from sales of products by the Company and its licensees derived from the technology.

The Tall Oil License grants the Company the exclusive worldwide right to manufacture, distribute, market, sell, license or sublicense any products derived from or developed from the technology.   Twenty-five per cent of cumulative royalties paid under the Tall Oil License in excess of $2.5 million shall be set aside in a special research fund so long as the Company provides matching funds to the special research fund.  Should the Company decline to provide matching funds or the Company and UBC fail to agree on research terms, then the funds shall be released to UBC and treated as royalties.  The Tall Oil License continues until the later of the expiration of the 20-year term and the expiration of the last registered patent subject to the Tall Oil License.

Research and Development

In 2002, in an effort to streamline its business and reduce its burn rate, the Company closed its biotechnology research laboratory on the UBC campus.  Research conducted at this laboratory is now, as it was in the years prior to the opening of the Company’s laboratory, outsourced to third-party laboratories, including Cavendish (see “Three Year History – Fiscal Year Ended December 31, 2003”).

In the prescription pharmaceutical area, the Company’s focus will remain cardiovascular disease but the Company also intends to develop compounds for a wider range of therapeutic targets.  (See “Narrative Description of the Business – Prescription Pharmaceuticals – VPx Library of Compounds”).

In the functional food and nutraceuticals area, the Company is carrying out research and development of new products, including food and beverages, which are low fat and no fat.

For the periods indicated below, the Company’s expenses related to research and development were:

Period	Expenses for Period
Year ended December 31, 2003	$2.1 million
Year ended December 31, 2002	$3.2 million
Five months ended December 31, 2001	$2.1 million
Year ended July 31, 2001	$7.1 million

Government Regulation

Pharmaceuticals

One of the major tasks for the development and commercialization of pharmaceutical drugs, such as FM-VP4, is to obtain regulatory approvals within a jurisdiction or a country. Every country has its own registration procedures and unique requirements. In the United States, the guidelines are enforced by the FDA, and in Canada by Health Canada.

To receive regulatory approval in the United States and Canada, a new drug must pass through a number of testing stages. The first involves the drug’s chemistry, manufacture, pharmacology and toxicology in animals. Successful results can lead to the initiation of clinical trials on humans.

These trials involve three Phases. In Phase I, the drug’s effect on, and safety in, patients and healthy volunteers is assessed. In Phase II, the drug’s efficacy, dosage, side effects and safety are established in a small number of patients who have the disease that the drug is intended to treat. In Phase III, there are controlled clinical trials in which the drug is administered to a large number of patients who are suffering from the disease that the drug is intended to treat, and in which further information relating to safety and efficacy is gathered. Further, in Phase III, the effectiveness of the new drug is compared to that of accepted treatment modalities. Following Phase III, the drug sponsor submits a New Drug Application (“NDA”) to the FDA or a New Drug Submission (“NDS”) to Health Canada for marketing approval. Generally, a similar approval process is required in all developed countries.

Prior to initiating its planned U.S. Phase II trial of FM-VP4 (see “Narrative Description of the Business – Prescription Pharmaceuticals – FM-VP4”), the Company will be required to conduct additional toxicology studies, as well as submit an investigational new drug application (IND) to the FDA.  Approval of the IND will be required prior to the Company’s being able to proceed with the Phase II trial.

The Company cannot predict the time required for regulatory approval of its drugs/agents, or the extent of clinical testing and documentation that may be required by regulatory authorities. Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Canada, Europe or other foreign countries could prevent or significantly delay the Company’s market entry and the receipt of revenues from the sale of its products.

Nutraceuticals

The sale of Reducol™ and non-branded sterols and their incorporation into foods and dietary supplements is regulated in most countries.  Described below for general information purposes are some recent regulatory highlights.

United States:  The United States is one of the world’s largest markets for nutraceuticals and has less stringent requirements for the market approval of nutraceuticals than some jurisdictions such as Canada and Europe. The United States regulations allow phytosterols to be marketed either as a food ingredient under the GRAS notification process or as a dietary supplement.

GRAS (Generally Recognized As Safe) notification process:  Currently, the FDA is requiring that phytosterol food products be cleared for marketing by the GRAS notification process. In April 2000, the FDA responded to a notification filed for Reducol™/Phytrol™ thus permitting Forbes’ phytosterols to be marketed in the United States in food products.

Dietary Supplements:  Reducol™ and other phytosterol dietary supplements can be sold in the United States under the Dietary Supplement Health Education Act of 1994. Dietary supplements are not food additives but are discrete dosage forms such as pills or capsules. The Act requires filing a notification with the FDA 75 days prior to marketing.

In February 2003, the Company received a letter from the FDA allowing the use of the phytosterol heart-health claim previously approved by the FDA in an interim final ruling to be applied to Forbes’ range of phytosterol products.  This enables the food industry to include statements about the heart health benefits of Forbes’ cholesterol-lowering phytosterol ingredients in a variety of food products and dietary supplements.  Previously, the interim final ruling authorized a heart health claim for only plant sterol esters and plant stanol esters.  A final ruling by the FDA regarding the use of the health claim with respect to Forbes’ phytosterols remains pending.

European Union (“EU”): Approval Under the Novel Foods Regulations:  The Reducol™ application which was originally filed by Novartis for milk-based drinks with optional added fruit is in the final stage of approval. The European Union Food Safety Agency recommended approval of the application in December 2003. The application is awaiting final approval in the form of a regulation issued by the European Commission.  It is expected that once the regulation has been published, the Company will be able to apply for additional food groups on a substantial equivalence basis.

 Structure/Function Claims:  In Europe, structure/function claims are allowed, but not medical claims (i.e., to cure, treat, or mitigate disease). However, the labeling regulation for phytosterol food products published in April 2004 requires the product label to say, “this product is intended exclusively for people who want to lower their blood cholesterol level”.

Australia:    Dietary Supplements:  Forbes’ sterols received approval for marketing as a complementary medicine by the Office of Complementary Medicines in July 2001.

Novel Foods:  The Australian New Zealand Food Authority approved Forbes’ sterols for use in vegetable oil spreads in May, 2002.  An application for use of Reducol™ in milk drinks was filed with the Food Authority in May 2003. The application is currently under consideration.

Canada:   Until this year, marketing of phytosterol food products in Canada was not  possible. Although Health Canada has classified all phytosterol products, which would include sterol esters, stanol esters or free sterols as drugs, both the Natural Health Products and Nutritional Evaluation Divisions are now willing to accept applications for phytosterol products.  The Company is currently considering making an application.

Intellectual Property

Patents, trademarks and other proprietary rights are important to the Company’s business. The Company’s strategy is to build a strong patent portfolio to protect technology that the Company considers important to the development of its business, and to adopt, register, promote and protect its trademarks for its branded products.  The Company also relies upon trade secrets to maintain its competitive position.

As of May 10, 2004, the Company holds, directly or indirectly through license, rights to 133 patents and pending patent applications in the United States and worldwide, of which 17 are exclusively licensed from UBC.  Many of the 133 patents and patent applications are interrelated and in effect assert rights to substantially similar inventions in different jurisdictions.  In the United States, the Company has 5 issued patents, and 28 pending patent applications.  In addition to the United States, the Company has patents issued in China, Europe, Norway, Russia, and New Zealand.

The Company’s first filed patent applications in its portfolio are exclusively licensed from UBC and cover the preparation and purification of sterol compositions from the forest derived by-product tall oil soap, the actual compositions and use of these compositions and derivatives as agents to prevent or treat primary and secondary lipid disorders and their clinical complications including coronary heart disease, peripheral vascular disease and stroke.

The 116 patents and applications not licensed from UBC comprise additional therapeutic applications or indications for sterol compositions, formulations and delivery vehicles comprising sterol compositions, new sterol-based derivatives and additional therapeutic indications for these derivatives.

Notices of Opposition have been filed against two patents allowed in Europe, one covering sterol compositions, which includes the Reducol™ composition, and the other covering the process, which is currently used by Phyto-Source, to extract and purify phytosterols from tall oil pitch, on the ground that the patent claims are not unique and inventive.  The Company is presenting submissions and arguments in support of the patents, and, while there can be no assurance of the outcome of these oppositions, the Company expects that these patent claims will ultimately be upheld.   However, these oppositions do not constitute infringement claims, and accordingly, even if these patents are not upheld, the Company would still be able to use the compositions and processes covered by the patent claims on a non-exclusive basis.   See “Risk Factors – Risks Associated with the Company’s Patents”.

The Company’s branded products presently comprise Reducol™, the Company’s cholesterol-lowering food and dietary supplement ingredient currently being marketed, and Vivola™, the Company’s cholesterol-lowering cooking oil currently in development

Employees

As of December 31, 2003, the Company employed 17 full-time and one part-time management, scientific and administrative employees.   As of May 17, 2004, the Company employed 18 full-time and one part-time management, scientific and administrative employees.  Presently, the employees are situated in Vancouver, British Columbia. The Company believes that relations with its employees are excellent, and the Company is not a party to any collective bargaining agreement.  Further, the Company receives periodic consultations from many scientific and academic contacts at various universities, including UBC, McGill University, University of Toronto and Oregon Health Sciences University, relating to its research and development efforts.  The Company anticipates that it will hire additional personnel on a progressive basis.

RISK FACTORS

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements (see “Forward-Looking Statements” above). Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company’s business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

The Company has a History of Losses   For the fiscal year ended December 31, 2003, the Company reported a net loss of $1.1 million and an accumulated deficit of $56.4 million.  The Company incurred net losses of  $11.3 million, $19.7 million, $6.5 million, and $4.1 million for the financial years ended July 31, 2000 and 2001, the five months ended December 31, 2001, and for the year ended December 31, 2002 respectively.  The Company anticipates that it will continue to incur significant losses during fiscal 2004 and that it will not reach profitability until after successful and profitable commercialization of one or more of its products. Even if one or more of its products are profitably commercialized, the initial losses incurred by the Company may never be recovered.  There can be no assurance that any of the Company’s products will be commercially successful.

Need for Additional Funds   As at March 31, 2004, the Company has a cumulative deficit of $59.7 million.  The Company will be expending substantial funds in 2004 and beyond. The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development (not including clinical trials other than the US Phase II trial of FM-VP4 currently planned) from projected sales of its branded and non-branded nutraceutical products.   However, if projected sales are not realized, there will be negative effects on the Company’s cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce the Company’s interest in the project or property subject thereto. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company’s cash flow and operations and its ability to continue its operations.

Dependence Upon a Few Customers and Products  Most of the Company’s revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for the Company’s products, or the ability of such customers to meet their contractual obligations may negatively impact the Company’s business and operations.  The supply agreement with the Company’s largest customer is currently scheduled to terminate at the end of 2004, and it is not known at this time whether such agreement will be renewed.   The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on the Company’s sales and revenues.

Additional Research and Development is Required Before the Company Can Commercialize Additional Products or Market Existing Products into Other Countries  To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products.  The Company’s products require extensive levels of research and development.  The Company has spent approximately $2.1 million, $3.2 million, $2.1 million, and $7.1 million on research and development efforts during the fiscal year ended December 31, 2003, December 31, 2002, five months ended December 31, 2001, and the fiscal years ended July 31, 2001, respectively.

Since its inception, the Company has been engaged primarily in research and development.  Although in the last year the Company’s revenues have increased and the Company believes that its phytosterols may be incorporated into a wide variety of food, beverages and medicines, clinical studies proving the efficacy of its phytosterols in a wide variety of foods and beverages have not yet been completed, and stable and effective formulations have not yet been adequately tested or developed on a commercial scale.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, whether in food, as dietary supplements or as pharmaceutical products.  Accordingly, the Company may be required to conduct additional development activities on these products, and certain of the Company’s proposed products will require substantial additional research and development, including extensive pre-clinical and clinical testing, before the Company will be able to obtain the approvals of the FDA, Health Canada, and similar regulatory authorities in other countries.

Development of New Products  The development of new products is subject to a number of significant risks and uncertainties. Potential products that appear to be promising in various stages of development, including many of the products currently being developed by the Company, may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult or uneconomic to manufacture on a large scale, be uneconomical to market, not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties. Certain of the Company’s products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production of the Company’s products may require the development of new manufacturing technologies and expertise. The impact on the Company’s business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Company will successfully meet any of these technological challenges, or others that may arise in the course of development.

Risks Inherent in Nutraceutical and Pharmaceutical Research  Pharmaceutical and nutraceutical research and development is highly speculative and involves a high and significant degree of risk.  The marketability of any product developed by the Company will be affected by numerous factors beyond the Company’s control, including:

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

Risks Related to Clinical Trials  The Company must demonstrate through preclinical studies and clinical trials that its product is safe and efficacious before the Company can obtain regulatory approval for the commercial sale of such products for certain commercial applications.  The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and there can be no assurance that any clinical trials of the Company or any of the Company’s collaborators will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. Failure to complete clinical trials successfully and on a timely basis could have an adverse effect on the Company’s future business.  In particular, but without limiting the generality of the foregoing, there can be no assurance that the planned US Phase II trial for FM-VP4 will be undertaken and completed as planned or at all, or if undertaken and completed, that the trial will achieve expected results.

Risks Related to Strategic Relationships  Part of the Company’s strategy is to enter into arrangements with third parties from time to time related to the development, clinical testing, up-scaling, manufacturing, marketing and commercialization of its products. Such relationships may enable the Company to market its products to new markets, generate additional revenue and develop and commercialize new products.  Entering into strategic relationships is complicated and the interests of the Company’s strategic partners may not be or remain consistent with the interests of the Company.  Some of the Company’s current and future strategic partners may decide to compete with the Company, refuse to fulfill or honor their contractual obligations to the Company, or change their strategic plans to reduce their commitment to, or even abandon, their relationships with the Company.  To the extent the Company enters into product out-licensing arrangements for the marketing or distribution of its products with collaborative partners, any revenues the Company receives will depend upon the efforts of third parties. There can be no assurance that any third party will market the Company’s products successfully or that any third-party collaboration will be on favorable terms. The Company may not be able to control the amount and timing of resources its strategic partners devote to the Company’s products.  The agreements may be terminated or altered by the Company’s strategic partners in certain circumstances.  If any marketing partner does not market a product successfully, the Company’s business might be materially and adversely affected.

The Company’s primary strategic partner is Chusei, its joint venture partner in Phyto-Source.  The Company may not be able to control or maintain its current strategic relationship or establish new or additional relationships on favorable terms or at all.  Further, the Company’s strategic relationships may not prove to be successful. Should the relationship between the Company and Chusei become strained, there may be a negative effect on the Company and its manufacturing operations.

Risks Associated with the Company’s Intellectual Property Rights  The success of the Company is dependent not only on its ability to protect its intellectual property rights but also upon the protection of rights of third parties from which it has licensed intellectual property rights.  The Company holds, directly or indirectly, rights to various patents and rights to various pending patent applications in Canada, the United States, and other jurisdictions.  In addition, the Company relies upon certain other technologies, ideas, know-how, secrets or other information, which it may not be able to protect.  Notwithstanding precautions the Company may take to protect its rights, third parties may copy or obtain and use the Company’s proprietary and licensed technologies, ideas, know-how, secrets and other proprietary information without authorization or independently develop technologies similar or superior to the Company’s proprietary and licensed technologies.  The Company enters into confidentiality and restriction on use agreements with its employees, strategic partners and others; however, these agreements may not provide meaningful protection of the Company’s proprietary and licensed technologies or other intellectual property in the event of unauthorized use or disclosure.  Policing unauthorized use of such technologies and intellectual property is extremely difficult, and the cost of enforcing the Company’s rights through litigation may be prohibitive.  Further, the laws of jurisdictions other than Canada and the United States may not provide meaningful protection of the Company’s and such third parties’ intellectual property rights.

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

To maintain these agreements in good standing, the Company and Phyto-Source must abide by the terms of such agreements, and the loss of any of such agreements due to default could have a materially adverse impact on the Company’s operations.  There are no assurances that the Company or Phyto-Source will be able to renew or renegotiate the licensing agreements on acceptable terms if and when the agreements terminate.

Risks Associated with the Company’s Patents  The Company's success will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology in Canada, the United States and other countries. The Company cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect its technology.  In addition, no assurance can be given that any patents issued to or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Company.

The patent positions of pharmaceutical and biotechnology firms, including the Company, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of the Company's current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and the Company.

Similarly, since patent applications filed before October, 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Company cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions.  There is no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Accordingly, the Company may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and the patents of other parties could require the Company to stop using or pay to use certain intellectual property, and as such, the Company's competitive position and profitability could suffer as a result.

Currently, Notices of Opposition have been filed against two European patents issued to the Company in connection with the Company’s nutraceutical business and products.  See “Narrative Description of the Business – Intellectual Property”.  While the Company is making submissions and arguments to uphold these patent claims, there can be no assurance that such claims will in fact be upheld.  However, these oppositions do not constitute infringement claims, and accordingly, even if these patents are not upheld, the Company would, subject to the following paragraph, still be able to use the compositions and processes covered by the patent claims on a non-exclusive basis.

Risks Associated with Claims of Infringement of Proprietary Rights of Others  The nutraceutical and pharmaceutical industries have experienced substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights.  As a result, there is a substantial risk that the Company, or one or more of its licensors, may become subject to litigation alleging that the Company’s or such licensors’ products and technologies infringe on the proprietary rights of third parties.  Whether or not the Company’s or such licensors’ products or technologies infringe on the proprietary rights of third parties, the Company or such licensors could incur significant expenses in defending allegations of infringement of proprietary rights. Further, the Company or such licensors may be required to modify their products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement.  The Company or such licensors may not be able to modify their products or obtain licenses on commercially reasonable terms, in a timely manner, or at all, any of which could adversely affect the Company’s business.

Third Party Payers / Government Controls  The Company’s revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations.

The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control.  In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether such legislative or regulatory proposals will be adopted or the effects of such proposals or managed care efforts may have on the Company’s business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the Company’s business and financial condition and that of the Company’s prospective corporate partners. Accordingly, the Company’s ability to establish strategic alliances may be adversely affected. In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services. To the extent the Company succeeds in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. The Company may not be able to obtain prices for its products under development that will make them commercially viable.

Risk of Technical Obsolescence  The pharmaceutical and nutraceutical industries are characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s products obsolete, less competitive or less marketable.  The process of developing the Company’s products is extremely complex and requires significant continuing development efforts and third party commitments.  The Company’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business.

Because the pharmaceutical and nutraceutical industries are characterized by rapid technology change and obsolescence, the Company may be unable to anticipate changes in its current and potential customer requirements that could make the Company’s existing technology obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its existing products and services, develop new technology that addresses the increasing sophistication and varied needs of the Company’s current and future customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company’s proprietary technology and investing in certain niche markets entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Competition  The markets for products based on the Company’s technology are intensely competitive and, as a result, the Company faces competition from several different sources, including nutraceutical companies, food companies, pharmaceutical companies, biotechnology companies, universities and other related institutions.

In the pharmaceutical market, the Company competes with Shering-Plough, Merck & Co., Pfizer, Bristol-Myers Squibb Company, AstraZeneca AB and others. In the functional foods market, the Company’s products will compete with the products of, among others, Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. These companies are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company.  In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which the Company may compete from time to time, and which may have significantly better and larger resources than the Company.  Accordingly, the Company’s competitors may succeed in commercializing products more rapidly or effectively, which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Company’s competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed or sold by the Company. Competitive products may render the Company’s products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

Risk of Market Acceptance  There can be no assurance that any of the Company’s products in development or products recently launched will achieve market acceptance.  Further, there can be no assurance that products launched by Pharmavite or other licensees containing ReducolTM or any of the Company’s phytosterols will achieve sustained market acceptance.

The degree of market acceptance for the Company’s products will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer’s expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payers, and in the case of the Company’s nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, physicians, patients, payers or the medical community in general will accept and utilize any existing or new products that may be developed by the Company.

Need for Growth  The Company intends to launch a series of products over the next few years. There is no assurance that the Company’s employees, systems, procedures, controls, and existing space, or the manufacturing facilities of Phyto-Source will be adequate to support expansion of the Company’s operations. The Company’s future operating results will depend on the ability of its officers, key employees and manufacturing partners to manage changing business conditions and to implement and improve technical, administrative, financial control, reporting systems and operational excellence in order to achieve established business objectives. An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require the Company to enter into new or modified arrangements with Phyto-Source to expand and further upgrade their facilities and technology related to manufacturing, all or part of the cost of which may be required to be borne by the Company. In the event that the Company cannot enter into such new or modified arrangements, the Company may be required to seek additional contract manufacturers, which may or may not be available, or if available, which may or may not be willing to contract with the Company on terms acceptable to the Company or at all. The Company may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade its facilities and supporting systems and infrastructure to accommodate such increases. Difficulties in managing any future growth could have a significant negative impact on the Company’s business because the Company may incur unexpected expenses and be unable to meet customers’ requirements.

Future Revenues and Profitability are Uncertain  The Company’s financial results may fluctuate, and its future revenue and profitability are uncertain.

The Company’s ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of its products. Because the Company is and will be in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period. In addition, product development programs will require substantial additional investment, including the cost of pre-clinical and clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions. Phyto-Source will continue to require capital investment in order to expand operations, which the Company will be expected or required to fund and/or guarantee, either wholly or in part. The success of the Company’s joint venture, Phyto-Source LP, will rely significantly on the ability of both the Company and Chusei to respond to changing customer demands. There can be no assurance that, or if so when, the Company will successfully develop, receive regulatory approvals for, or manufacture or market, any new products for its own marketing purposes, or for third parties such as Phyto-Source. The research, development, production and marketing of new products will require the application of considerable technical and financial resources by the Company and its collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years. The Company may not be able to achieve or sustain profitability.

Dependence upon Key Personnel  The Company’s ability to develop marketable products and to maintain a competitive position in light of technological developments will also depend, in large part, upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense.  If the Company loses the services of key personnel, it may be unable to replace them, and its business could be negatively affected.

Government Regulation Generally  Some products manufactured by the Company will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA, Health Canada and local government guidelines and regulations, including other international regulatory requirements and guidelines.  Additionally, certain of the Company’s customers may require the manufacturing facilities contracted by the Company to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Company fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended.  The Company may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Company or at all.

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

The Company is subject to regulation by governments in many jurisdictions and, if the Company does not comply with food, healthcare, drug, manufacturing and environmental regulations, among others, the Company’s existing and future operations may be curtailed, and the Company could be subject to liability.

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

The Company cannot predict the time required for regulatory approval, or the extent of clinical testing and documentation that may be required by regulatory authorities.  The Company may not be able to obtain the approval of regulatory authorities in any country to market its products, or if obtained, that the approval will be given in a timely manner or that such approval will not later be revoked.  Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Europe, Canada or other countries would significantly delay or prevent the development of the Company’s markets and products and would therefore adversely and severely affect its business.

Government Regulation of Functional Foods  Many countries have now adopted a regulatory process for the approval of functional foods, or are considering doing so, with the result that regulatory approvals are generally required in varying degrees prior to the marketing of the Company’s phytosterol products.

Health Canada has classified all phytosterol products, which would include sterol esters, stanol esters and free sterols, as drugs.  As such, the Company is prohibited from marketing its phytosterols in Canada until regulatory approval from Canada Health is obtained.  Additionally, the division, which oversees food products, has currently taken the position that no nutrients naturally present in foods can be enhanced in concentration to form functional foods.   However, both the Natural Health Products and Nutritional Evaluation Divisions are now willing to accept applications for phytosterol products.

In the United States, the Company’s phytosterols are currently permitted to be included in food or as dietary supplements and the FDA has issued a letter to the Company allowing it to use a heart-health claim for its phytosterols pending a final ruling.  There can be no assurance that the current regulations will not be modified or that such modifications will not have an adverse effect on the ability of the Company to continue to distribute or advertise such products in the United States, or that the final ruling will continue to allow the Company to use the heart-health claim for its phytosterols.

In the EU, the Novel Foods Act requires manufacturers of functional foods, including the Company, to submit their products for EU review and approval.  There can be no assurance that the Company will receive approval to market any of its products in the EU in a timely manner, if at all.

See “Narrative Description of the Business – Government Regulation  - Nutraceuticals”.

Government Regulation of Pharmaceuticals  The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Company’s products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

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

In addition to developing its own pharmaceuticals, the Company supplies phytosterols as a pharmaceutical intermediate. The final drug products in which the pharmaceutical ingredients and  pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA, Health Canada and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. The Company cannot predict how long the necessary regulatory approvals will take or whether the Company’s customers will ever obtain such approval for their products. To the extent that the Company’s customers do not obtain the necessary regulatory approvals for marketing new products, the Company’s product sales could be adversely affected.

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

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States, although somewhat less rigorous.  The Company could face similar risks in these other jurisdictions, as the risks described above.

Restrictions on Product Labeling and Advertising  The FDA, which regulates product labeling, has issued a letter allowing the Company to use the heart-health claim for its phytosterol products, however, has not made a final ruling with respect to same.  There can be no assurance that the FDA will make a final ruling allowing the Company to use the heart-health claim or that the FDA will not revoke the permission granted to the Company to make the claim.  Regulatory agencies in Europe and other countries may regulate claims made regarding functional foods and their efficacy. Similarly, the United States Federal Trade Commission and its counterparts in other countries may place restrictions on the Company’s ability to make claims regarding the efficacy of its products in advertising. Restrictions on product claims may impede the Company’s efforts to gain general market acceptance for its products at a premium price, which would adversely affect the Company’s business. Currently, the pricing of functional foods generally exceeds the pricing of similar conventional foods, and clinical claims are necessary to maintain the competitive position of functional foods.

Product Liability, Negative Publicity and Insurance  The sale of the Company’s phytosterol products, the use of any of the Company’s unapproved products under development, the use of the Company’s products in clinical trials, including FM-VP4 and, if regulatory approval is received, the sale of such products, may expose the Company to liability claims which could adversely affect the Company.  Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling or consuming such products.  The Company currently has general liability and office contents insurance.  This insurance may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss.  The Company may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect the Company’s ability to maintain existing policies or to obtain new insurance on existing or future products. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of the Company’s products. As a result, any product liability claim or recall could seriously adversely affect the Company’s business.

Risks Relating to Supply and Sale of Raw Materials  The Company relies for the production and development of its sterol-based products and technology on the availability of raw materials, such as “pitch” from the forest industry, at commercially reasonable prices.  The Company may not be able to obtain adequate supplies of raw materials, plant sterols or other ingredients in a timely fashion or at acceptable quality, quantity, timing or prices to satisfy its complete long-term requirements.  The Company’s inability to obtain raw materials or plant sterols at acceptable qualities, quantities, timing or prices would adversely affect its business.  In addition, the Company relies on the ability to resell its remaining pitch after extraction of phytosterols at commercially reasonable prices, which is not assured.

Manufacturing Risks  The Company relies substantially for its success on its ability to either manufacture or secure third party manufacture of its products. In the case of phytosterols, the Company relies for commercial manufacturing on Phyto-Source, a joint venture in which the Company has a 50% interest.  The Phyto-Source manufacturing facility is operated by Chusei, the Company’s joint venture partner.

The Company may not be able to successfully identify, acquire or develop any additional manufacturing facilities and the costs of any facility that is identified, acquired or developed may greatly exceed the Company’s expectations.  Further, the Company has only limited manufacturing experience.

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

Even if the Company is successful in securing manufacture of sufficient products for its clinical trials, product formulation work, up-scaling experiments and commercial production, the Company expects to rely on the efforts of contract manufacturers, including Phyto-Source and third-party manufacturers to produce its products.  Contract manufacturers may not be available or, if obtained, may not be reliable in meeting the Company’s requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. Further, the Company may not be successful in developing its own manufacturing facilities capable of producing sufficient commercial quantities or qualities of its products. As a result, the Company and its commercial partners may not be able to manufacture products in commercial quantities or qualities that would enable the Company to meet its business objectives.  Any such failure would adversely affect the Company’s business.

Factors beyond the control of the Company could cause interruption in operations at the Phyto-Source manufacturing facilities, which could adversely affect the Company’s reputation in the marketplace and its business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within the control of the Company, its joint venture partner or its contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions. Any significant interruptions in operations could damage the Company’s reputation in the marketplace and have a negative impact on the Company’s business.

Risk of Side Effects  Currently, there are no regulations in the United States, or in many other countries in which the Company currently intends to market the Company’s phytosterol products, used as functional foods and dietary supplements, which limit the total amount of such products a person may consume in any particular period.  In addition, the amounts of phytosterols, which have been studied in clinical trials to date, have been limited.  As a consequence, there is a risk that an individual could consume, through functional foods and dietary supplements, large quantities of phytosterols, and as a result, experience side effects yet to be determined.  The Company could face future liability for unknown side effects and any such liability could exceed the resources of the Company.

Political and Economic Risks  The Company relies in part on third parties located in the US and other foreign countries for the development and manufacture of its products.  The current political and economic climate in these countries may be considered less predictable than in Canada and the United States.  Changes in government, economic and political policies may adversely affect the Company’s business and operating results.

Environmental Risks  Research, development and commercial processes involve use of materials which may result in by-products that may be hazardous.  The Company, its strategic partners, distributors, manufacturers, sales agents and others involved in handling materials are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. There is a risk of accidental contamination or injury from these materials, which cannot be eliminated. The Company could be liable for any resulting damages and any such liability could exceed the resources of the Company. The Company may also be required to obtain permits to transport and dispose of hazardous waste under applicable environmental laws. The Company may not be able to obtain such permits, which would adversely affect its ability to efficiently manufacture or transport its products. The Company, its strategic partners, distributors, sales agents, manufacturers and others involved in handling materials may be required to incur significant costs to comply with environmental laws and regulations in the future or to remediate environmental violations.  The Company may be adversely affected by current or future environmental laws or regulations.  Any failure by the Company or Phyto-Source to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following: (i) cessation of portions or all of the operations of the Company or Phyto-Source; (ii) imposition of fines; (iii) restrictions on the ability of the Company or Phyto-Source to carry on or expand operations; (iv) significant expenditures by the Company or Phyto-Source in order to comply with environmental laws and regulations; or (v) liabilities in excess of the resources of the Company or Phyto-Source. Any of these sanctions could have a material adverse effect on the business of the Company.  In addition, there is no assurance that the Company will be able to dispose of its waste products in a cost effective or timely manner, or at all.

Volatility of Stock Price / Liquidity of Shares  The market prices for the securities of pharmaceutical and biotechnology companies, including the Company’s, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company’s operating results, announcements of competing technological innovations or new therapeutic products by the Company’s competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others and general market conditions, delay in achieving or failure to achieve previously announced milestones or Company goals, can have an adverse effect on the market price of the shares of the Company. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price. Sales of substantial amounts of the Company’s shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of the Company’s shares and make it more difficult in the future for the Company to raise funds through equity offerings.  As a result of the volatility of the Company’s stock price, there is no assurance that the Company will continue to meet the minimum listing requirements on the Nasdaq National Market, The Toronto Stock Exchange, or any other securities market on which the shares of the Company may be listed from time to time.  De-listing of the Company or its shares from any securities exchange could have a negative effect on the liquidity of the Company’s shares and/or the ability of a shareholder to trade in shares of the Company.

The Company’s common share price has been, and is likely to continue to be, volatile.

No Dividends  The Company has not paid any cash dividends on its Common Shares and does not anticipate paying any dividends in the foreseeable future. The Company plans to retain any earnings for use in the operation of the Company’s business and to fund future growth.

Anti-Takeover Provisions  The Company has adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of the shareholders of the Company. The Rights Plan is designed to give the Board of Directors of the Company time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer for the Company. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of the Company without first negotiating with the Company’s Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for Common Shares.

Foreign Currency and Exchange  The Company’s functional currently is the Canadian dollar.  The Company operates and intends to continue operating in several foreign markets.  As such, cash flows from such foreign operations will be subject to fluctuations in the foreign exchange rate of the applicable currency.

Conflicts  Certain of the Directors and Officers of the Company also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with the Company or which may provide professional services to the Company.  Consequently there exists the possibility for such Directors and Officers to be in a position of conflict.  See “Directors and Officers” – “Conflicts of Interest”.

Risks Related to Material Contractual Obligations  The Company has obligations under a number of contracts, and the failure of the Company to meet its obligations under any of its material contracts may have a material adverse effect on the Company’s operations and financial condition.  In particular, but without limitation, the failure of the Company to meet its obligations under the Amended and Restated Formation and Contribution Agreement between the Company, Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001 or any of the contracts related thereto, could have a material adverse impact on the Company’s operations and financial condition.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Financial Data for the Last Five Financial Years

The Company’s audited financial statements for the year ended December 31, 2003, together with the auditor’s report thereon, are filed with the applicable securities commissions and are incorporated herein by reference.  These financial statements and auditors report thereon can be located at www.sedar.com.  This Annual Information Form relates to the financial year of the Company ending December 31, 2003.  The following is a summary of certain selected audited consolidated financial information for the Company's last five financial years, which is qualified by the more detailed information appearing in the financial statements of the Company:

(000’s of Cdn dollars)	F/Y ended Jul.31, 2000	F/Y ended Jul.31, 2001	5-mo ended Dec.31, 2001	F/Y ended Dec.31, 2002	F/Y ended Dec.31, 2003

Total Revenues	$2,979	$7,861	$3,885	$7,980	$14,267
Research & Development expenditures	5,297	7,131	2,083	3,209	2,070
Cost of goods, marketing & product development	3,420	9,679	3,880	7,247	8,199
General & Administrative	4,947	6,985	2,126	4,245	5,261
Depreciation & Amortization	634	1,073	955	2,307	2,044
Gain on divestiture of technology	-	-	-	-	2,247
Gain on Settlement of Licensing Arrangements (see “Fiscal Year ended December 31, 2002” above)	-	-	-	6,044	-
Write-down of assets	-	(2,715)	(1,302)	(1,136)	-
Net Income (Loss)	(11,319)	(19,722)	(6,461)	(4,120)	(1,060)
Net Income (Loss) per Common Share	(0.66)	(0.93)	(0.30)	(0.19)	(0.04)
Cash Flow Data
Cash (Used In) Provided by Operations	13	(24,740)	(6,236)	(3,814)	(4,733)
Capital Expenditures	3,394	3,698	2,142	1,566	1,087
Balance Sheet Data
Cash, Cash Equivalents and Short-term Investments	52,005	17,977	6,693	413	5,797
Total Assets	64,402	48,270	39,984	27,417	28,434
Shareholders’ Equity	45,451	26,463	20,014	17,000	23,201

Restatement

The financial information above is as reported at December 31, 2003 and does not include restatements effective January 1, 2004, the effects of which are outlined below.  The restatements affect financial statements for the years ended December 31, 2002 and 2003.

Change in accounting policy

Effective January 1, 2004, the Company has adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, as amended.   The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.   With respect to stock options granted to non-employees, compensation expense has been recognized based on the fair value of the stock options issued as services are performed and the awards are earned for all such options granted, settled or modified since January 1, 2002.  Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

The Company has accounted, on a retroactive basis, for all employee options granted, settled or modified since January 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted or modified during the relevant periods.

Prior to adoption of the amended standard, the Company did not recognize compensation expense when stock options were issued to employees as options were issued at the market value of the shares at the date of grant.  Consideration paid by employees on the purchase of shares under the stock-based compensation plan and exercise of stock option was recorded as share capital.   The effect of accounting for employee option grants under the fair value based method, were previously disclosed on a pro-forma basis.

In accordance with the requirements of Section 3870, as amended, the change in accounting policy is applied retroactively and the amounts presented for prior periods to January 1, 2002 have been restated.    Opening deficit for 2004 was increased by $1,484, reflecting the cumulative effect of the change in accounting policy.   The impact of this restatement on the December 31, 2002 and 2003 and the years ended December 31, 2002 and 2003 consolidated financial statements are summarized below:

	As previously reported	Adjustment	Restated
As at December 31, 2003:
Deficit	$ (56,439)	$ (1,484)	$ (57,923)
Contributed Surplus	389	1,178	1,567
Common Shares	79,251	306	79,557

Year ended December 31, 2003
Stock-based compensation expense	$ 369	$ 1,089	$ 1,458
Net loss	(1,060)	(1,089)	(2,149)
Net loss per common share	($0.04)	($0.05)	($0.09)

As at December 31, 2002:
Deficit	$ (55,379)	$ (395)	$ (55,774)
Contributed Surpl.us	20	(395)	415
Common Shares	71,472	−	71,472

Year ended December 31, 2002
Stock-based compensation expense	$ 20	$ 395	$ 415
Net loss	(4,120)	395	(4,515)
Net loss per common share	($0.19)	($0.02)	($0.21)

Dividends

The Company has not paid its shareholders any dividends since its incorporation.   It is the present policy of the Company to retain all earnings to support the growth of the business, accordingly, it is expected that no dividends will be paid by the Company in the foreseeable future.  Any future payment of dividends will be determined by the Board of Directors of the Company on the basis of the Company’s earnings, financial requirements and other relevant factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

Year ended December 31, 2003

Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 was filed on SEDAR at www.sedar.com on April 20, 2004 and is incorporated herein by reference.

MARKET FOR SECURITIES

The Common Shares of the Company trade on The Toronto Stock Exchange under the symbol “FMI” and on the Nasdaq National Market under the symbol “FMTI”.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, for each director and executive officer of the Company as at May 17, 2004, the name, municipality of residence, office and the principal occupations in which each director and executive officer of the Company has been engaged during the immediately preceding five years. Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. Each officer holds office at the pleasure of the Board of Directors.

Name, Municipality of Residence and Office(1)	Principal Occupation for the Past Five Years(1)	Director Since
Tazdin Esmail, B.Sc. (4) Richmond, British Columbia Directoar and Chairman of the Board

President, Vestco Enterprises Inc., a private consulting company.  Chairman of the Board of the Company, July 2000 to present; President and Director of the Company, March 1992 to April 2001; Chief Executive Officer of the Company, October 1997 to March 2002; and Chief Operating Officer of the Company, June 1998 to March 1992.

March 25, 1992
Charles A. Butt, B.Comm. Toronto, Ontario Director, President and Chief Executive Officer

President of the Company since April 2001 and Chief Executive Officer since March 2002; Senior Vice President, Commercial Operations of the Company July 2000 to March 2002; Executive Vice President & Chief Operating Officer March 2002 to April 2001; President, The Charson Group Inc., April 1995 to present.

September 9, 1999
Percy Skuy, Dipl. Pharm.(2) (3) (4) Toronto, Ontario Director

Retired, July 1995 as President of Ortho Pharmaceutical and Ortho-McNeil Inc. affiliates of Johnson and Johnson, involved in family planning, immunology and psychiatry – 1973 to July 1995.  Currently is a Health Care Consultant.

November 3, 1997
Donald Buxton, Dipl. Physical Therapy (3) (4) Beaconsfield, Quebec Director

Chairman of Labopharm Inc., a specialty pharmaceutical company developing novel drug products using proprietary drug delivery technologies, July 2000 to November 2000; President and Chief Executive Officer of Labopharm Inc., February 1997 to July 2000; Consultant, January 1996 to February 1997; President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.

November 1, 2000
Joe Dunne, B.Sc., Ph.D. (2) (3) (4) Rye, New York Director

Dr. Dunne is an independent consultant to the food industry.  Director of Westgate Biologicals Ltd, a startup company in the Health Sciences area, 1999 to present; Chairman of the Board and Chief Executive Officer of Westgate Biological Ltd. June 1999 to December 2003; President, Cultor Food Science 1997 to 1999; President of Quest (Food) International NA 1993 to 1997.

December 13, 2000
Lily Yang. Ph.D. (2)(4) Los Altos, California Director	President & CEO of Theralife Inc. March 2000 to present, a private company involved in innovative botanical drugs and drug delivery technology; Consultant June 1998 to March 2000.	March 13, 2002
Nitin Kashaul, B.Sc., CA (2) Richmond Hill, Ontario Director

President and Managing Director of Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to present; Managing Director, HSBC Securities from June 1997 to July 2001.

September 15, 2003
Patricia Pracher, CMA Vancouver, British Columbia Vice President, Finance

Vice President, Finance of the Company - January 2004 to present; Acting Chief Financial Officer February 2003 to January 2004; Corporate Controller October 2002 to February 2003; Director, Accounting Services of the Company January 2001 to October 2002, Controller of the Company February 1999 to January 2001, Controller, Imperial Ginseng Products - Dec 1997 to July 1998

N/A
Laura Wessman, MBA Richmond, British Columbia Senior Vice President, Corporate Development

Senior Vice President, Corporate Development of the Company January 2004 to present; Vice President, Business Development of the Company October 2002 to January 2004; Marketing Manager December 2000 to October 2002; Plant Manger, Cominco Engineering Services Ltd., May 1996 to November 1999

N/A
Carol Lane, EMT, MBA (c) Ph.D. Galiano Island, British Columbia Vice President, Pharmaceutical Development

Vice President, Pharmaceutical Development April 2004.  Director Clinical Operations Cardiome Pharma Corp 2003, Senior Manager Xenon Genetics 2002, Senior Manager Global Clinical Operations Johnson and Johnson 2000- 2001. Junior clinical investigator and instructor UBC 1995-1999.

N/A
Jerzy Zawistowski, M.Sc., Ph.D. Port Moody, British Columbia Vice President, Functional Foods and Nutraceuticals	Successively, Vice President, Director and Manager of Functional Foods and Nutraceuticals of the Company, April 1998 to present.	N/A
David Stewart, Ph.D. North Vancouver, British Columbia Vice President, Regulatory Affairs	Successively Vice President, Director, and Manager of Regulatory Affairs of the Company, 1997 to present;	N/A
Jeffrey J.E. Motley, B.Sc. Richmond, British Columbia Vice-President, Marketing & Sales

Vice President, Marketing and Sales of the Company; Vice President, Commercial Operations May 2001 to January 2004; Vice President, Business Development of the Company, January 2000 to May 2001; Director of Marketing, Nutritional Division, Wyeth-Ayerst Canada, January 1996 to December 1999.

N/A

(1)

The information as to city of residence, principal occupation for the past five years is not within the knowledge of the Company and has been furnished by the respective Directors and Officers individually.

(2)

Member of Audit Committee.

(3)

Member of Compensation Committee.

(4)

Member of Nomination and Corporate Governance Committee.

As of May 17, 2004, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 628,140 common shares of the Company, being approximately 1.9% of the issued and outstanding common shares of the Company.

Conflicts of Interest

Certain of the directors and executive officers of the Company also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with the Company or which may provide professional services to the Company.  For example, Tazdin Esmail, the Company’s Chairman, is also a director of Genetronics Biomedical Corporation, a director of Qwest Biotech, a director and the President of Vestco Enterprises, a private consulting company, and a director, President & CEO of Protox Pharmaceuticals Inc. (“Protox”), and has agreed to become a director, the President and CEO of SNB Capital Corp. (“SNB”), to be renamed Protox Therapeutics Inc., upon its planned acquisition of Protox; Percy Skuy, a director of the Company, is also a director of Dimethaid Research, Inc., Labopharm Inc., Topigen Pharmaceuticals Inc. and a consultant for Humber College; Donald Buxton, a director of the Company, is also the Chairman of the Board of Labopharm Inc., and a minority shareholder & member of the Management Advisory Committee for Baralex Inc.; Joe Dunne, a director of the Company, is also a director of Westgate Biological Ltd. and a consultant for Mastertaste, Kelloggs, and Kerry PLC; Lily Yang, a director of the Company is also President & CEO of Theralife Inc.; Nitin Kashaul, a director of the Company is also the President and Managing Director of Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm, a director of Veracel Inc., and a director of SNB; Dr. Jerzy Zawistowski, the Vice President Functional Foods and Nutraceuticals of the Company, is a director for the BC Functional Foods and Nutraceutical Network and an Adjunct Professor with UBC and the University of Manitoba.  Consequently there exists the possibility for such Directors and Executive Officers to be in a position of conflict.  Under the Canada Business Corporations Act, any decision made by such Directors and Executive Officers involving the Company are required to be made in accordance with his or her duties and obligations to deal fairly and in good faith with the Company and such other companies.  In addition, such Directors are required to declare, and refrain from voting on, any matter in which such Directors may have a conflict of interest.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions is contained in the Company’s Information Circular dated April 20, 2004 for its annual general meeting of shareholders to be held on May 26, 2004. Additional financial information is provided in our comparative financial statements and Management’s Discussion & Analysis for the Company’s most recently completed financial year and for the Company’s first quarter of the 2004 fiscal year. The Company’s financial statements, Management’s Discussion and Analysis and other information about the Company can be located at www.sedar.com.

The Company will also provide to any person, on request to the Secretary of the Company, the following information:

(a)

when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

(i)

one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the Company’s auditors and one copy of the most recent  interim financial statements of the Company that have been filed, if any, for any period after the end of the Company’s most recently completed financial year;

(iii)

one copy of the information circular of the Company in respect of its most recent annual general meeting of shareholders that involved the election of directors; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

(b)

at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

To receive such documents, please contact James L. Heppell, Catalyst Corporate Finance Lawyers, 1100 -1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, telephone: (604) 443-7011; fax: (604) 443-7000.

Glossary of Terms

androstenedione (AD) and androstadienedione (ADD)

Essential raw materials used in the manufacture of a number of steroid-based pharmaceutical products which are used to treat medical conditions such as arthritis, asthma, skin disorders and in the production of steroid-based hormones and oral contraceptives.

Assignment Agreement

The Amended and Restated Assignment and Assumption Agreement between the Company and Novartis dated as of the 1st day of October 2001.  See “Narrative Description of the Business – Nutraceuticals - Acquisition of Rights to Reducol™”.

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

coronary heart disease	A common heart ailment caused by narrowing of the coronary arteries that supply oxygen and nutrients directly to the heart muscle, almost exclusively caused by atherosclerosis (see atherosclerosis).
dyslipidemia	A metabolic lipid disorder.
FDA	Food and Drug Administration - the government agency which regulates the manufacture, use and sale of food, human diagnostics and therapeutic products in the United States.
Fermic	Fermic, S.A. de C.V., a toll manufacturing company in Mexico.
Forbes USA	Forbes Medi-Tech (USA) Inc., a wholly-owned subsidiary of the Company.
Formation Agreement	Amended and Restated Formation and Contribution Agreement between the Company, Forbes Medi-Tech (USA) Inc., Chusei and Phyto-Source made as of January 19, 2001 and dated July 17, 2001.

GRAS

Generally Recognized as Safe – Refers to substances that are “generally recognized as safe” for consumption in the US and can be added to foods by manufacturers without established their safety by rigorous experimental studies.

HDL

High-density lipoproteins - HDL contains proteins, which are involved in the removal of cholesterol from the tissues. High levels of HDL cholesterol are associated with a decreased risk of coronary heart disease. HDL cholesterol is known as the “good” cholesterol.

Health Canada	The government agency, which regulates the manufacture, use and sale of human diagnostics and therapeutic products in Canada.
hypercholesterolemia	Excess of cholesterol in the blood.
LDL

Low-density lipoproteins - LDL carries the largest amount of cholesterol. High levels of LDL cholesterol are associated with an increased risk of coronary heart disease. LDL is known as the “bad” cholesterol.

lipids	Dietary or blood fatty substances, including cholesterol and triglycerides that are present in cell membranes and body tissues.
lipoproteins	Protein and lipid coated “packages” that transport fat and cholesterol in the blood. Lipoproteins are classified according to their density. Major lipoproteins include HDL and LDL.
MLA	The Strategic Alliance and Exclusive Master License Agreement between the Company and Novartis dated April 16, 1999.
NDA/NDS	New Drug Application/New Drug Submission: The documentation submitted to the FDA, Health Canada or other local regulatory authorities to obtain approval to market a new drug.
Novartis	Novartis Consumer Health, SA, a subsidiary of Novartis AG.
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

Phyto-S-Sterols

Previously referred to as “Forbes Wood Sterols”, a product line of cholesterol-lowering phytosterols derived from by-products of the pulping industry, the sterol/stanol and other ingredient combination of which may be varied to suit customer’s needs.

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

Phytrol™	One of the Company’s nutraceutical ingredients. See “Narrative Description of the Business - Nutraceuticals – “Reducol™ and Phytosterols”.
Reducol™	The consumer brand name given to Phytrol™ by Novartis. See “Narrative Description of the Business - Nutraceuticals – Acquisition of Rights to Reducol™”.
sterols	An abbreviated name for “phytosterols”.
steroids

Steroids are a class of compounds, which bear a common tetracyclic carbon structure and occur in small amounts in humans and other living systems where they perform important hormonal functions. These natural products, or synthetic variants thereof, also serve as important pharmaceutical drugs in the treatment of various human diseases.

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

UBC	University of British Columbia, located in Vancouver, British Columbia, Canada.
up-scaling	Taking a small-scale laboratory-scale biological or chemical process and increasing its physical scale.

2.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF FORBES MEDI-TECH INC.

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001

Year ended July 31, 2001

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the year ended July 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the year ended July 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 31, 2004

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated March 31, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 31, 2004

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

FORBES MEDI-TECH INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2003 and 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$4,512	$413
Short-term investments	1,285	-
Accounts receivable (note 3)	3,314	4,190
Inventories (note 4)	508	952
Prepaid expenses and deposits	326	537

	9,945	6,092

Property, plant and equipment (note 5)	11,897	11,932

Intangible and other assets (note 7)	6,592	9,393

	$28,434	$27,417

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$2,333	$4,740
Deferred revenues and royalties payable (note 11(a))	151	3,155
Current portion of long-term debt	796	1,691

	3,280	9,586

Long-term liabilities:
Long-term debt (note 9)	1,074	217
Deferred revenues (note 11(a))	151	-
Tenure allowance (note 11(d))	728	614

	5,233	10,417

Shareholders' equity:
Share capital (note 10)	79,251	71,472
Special warrants, net of issue costs of $88 (note 10(d))	-	887
Contributed surplus	389	20
Deficit	(56,439)	(55,379)

	23,201	17,000

	$28,434	$27,417

Nature of operations (note 1)
Commitments and contractual obligations (notes 6, 11 and 17)
Related party transactions (notes 6, 8 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Percy Skuy” Director “Donald Buxton” Director

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

			Five months ended July 31,	Year ended
	Years ended
December 31,		December 31,
2003	2002	2001	2001

Revenue:
Sales	$13,909	$6,852	$2,770	$3,732
Licensing	208	941	903	2,093

Phytosterol revenues	14,117	7,793	3,673	5,825

Interest and other	150	187	212	2,036

	14,267	7,980	3,885	7,861

Expenses:
Cost of sales, marketing and product development	8,199	7,247	3,880	9,679
General and administrative	5,261	4,245	2,126	6,985
Research and development	2,070	3,209	2,083	7,131
Depreciation and amortization	2,044	2,307	955	1,073

	17,574	17,008	9,044	24,868

Gain on settlement of licensing arrangements (note 11(a))	-	(6,044)	-	-
Write-down of leaseholds and assets (note 11(b))	-	1,136	-	-
Gain on divestiture of technology (note 11(c))	(2,247)	-	-	-
Write-down of pilot facility (note 6)	-	-	1,302	2,715

Loss for the period	(1,060)	(4,120)	(6,461)	(19,722)

Deficit, beginning of period	(55,379)	(51,259)	(44,798)	(25,076)

Deficit, end of period	$(56,439)	$(55,379)	$(51,259)	$(44,798)

Basic and diluted loss per share (note 12)	$(0.04)	$(0.19)	$(0.30)	$(0.93)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
Years ended December 31, 2003 and 2002
Five months ended December 31, 2001 and year ended July 31, 2001

			Five months ended December 31, 2001	Year ended July 31, 2001
	Years ended December 31,

	2003	2002

Cash provided by (used in):
Operations:
Loss for the period	$(1,060)	$(4,120)	$(6,461)	$(19,722)
Adjustment to reconcile loss for the period
to cash flow used in operations:
Depreciation and amortization	2,044	2,307	955	1,073
Amortization of deferred license revenues	(141)	(941)	(903)	(2,093)
Gain on settlement of licensing
arrangements (note 11(a))	-	(6,044)	-	-
Gain on divestiture of technology (note 11(c))	(2,247)	-	-	-
Gain on sale of investment in joint venture	-	-	(167)	-
Gain on disposal of fixed assets	(38)	(32)	-	-
Write-down of leaseholds and assets	29	1,136	-	-
Write-down of pilot facility	-	-	1,302	2,715
Stock-based compensation expense	369	20	-	-
Foreign exchange translation	131	-	-	-
Changes in:
Accounts receivable	759	(106)	(1,658)	5
Inventories	443	2,463	1,477	(3,040)
Prepaid expenses and deposits	211	804	(86)	(695)
Accounts payable and accrued liabilities	(2,634)	837	(799)	(3,061)
Royalties payable	(3,155)	-	-	-
Increase (decrease) in tenure allowance in
excess of amounts funded	114	(233)	104	78
Deferred revenues	442	-	-	-
Other	-	95	-	-

	(4,733)	(3,814)	(6,236)	(24,740)
Investments:
Acquisition of property, plant and equipment	(1,087)	(1,566)	(2,142)	(3,698)
Acquisition of intangible and other assets	(49)	-	(3,315)	(3,999)
Investment in joint venture (net of cash received)	-	(1,222)	-	(2,850)
Collection of loan receivable from Phyto-Source LP	2,369	-	200	-
Proceeds on disposal of fixed assets	763	407	185	-
Proceeds on divestiture of technology (note 11(c))	1,189	-	-	-
Short-term investments	(1,285)	983	9,155	32,378

	1,900	(1,398)	4,083	21,831
Financing:
Issuance of common shares	7,779	199	12	734
Issuance of special warrants	(887)	887	-	633
Repayment of notes payable	(1,151)	422	(51)	(96)
Repayment of demand loans	(887)	(1,593)	63	(12)
Increase in demand loans	2,078	-	-	-

	6,932	(85)	24	1,259

Increase (decrease) in cash and cash equivalents	4,099	(5,297)	(2,129)	(1,650)
Cash and cash equivalents, beginning of period	413	5,710	7,839	9,489

Cash and cash equivalents, end of period	$4,512	$413	$5,710	$7,839

Supplementary information (note 13)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

1.

Nature of operations:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  The Company has commenced operations in the nutraceutical/functional food ingredient market in the USA and some international markets.

As the Company is continuing to develop its pharmaceutical library of novel compounds and is planning to conduct further clinical trials on its pharmaceutical compound VP-4, future losses are anticipated and additional financing will be required.  The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the successful operation of its manufacturing activities and the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of business, realization of assets and the satisfaction of liabilities in the ordinary course of business throughout the next fiscal year and into the foreseeable future.  The Company has incurred losses from operations and negative operating cash flows in each of the fiscal years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the fiscal year ended July 31, 2001.  Management’s plans for continued successful operations include continued research and development of the Company’s pharmaceutical and nutraceutical pipelines, raising capital through the sale of equity and seeking additional corporate partners.  In January 2004, the Company raised US$10,750 by way of a private placement (see note 19(b)).  Such financing, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products.  These consolidated financial statements do not reflect any adjustment that might result should the Company be unable to continue as a going concern.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies

(a)

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

(c)

Short-term investments:

Short-term investments consist principally of investment grade commercial paper, bankers’ acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value.  The carrying value of the short-term investments approximates their market value.

(d)

Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost.

(e)

Property, plant and equipment and intangible assets:

Property, plant and equipment are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate

Building and infrastructure	Declining-balance	5%
Production equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	lease term

Significant property, plant and equipment additions are amortized when placed into use.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding ten years.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies (continued):

(f)

Impairment of long-lived assets and long-lived assets to be disposed of:

Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g)

Disclosure of guarantees:

Effective January 1, 2003, the Company adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies.  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board (“FASB”) Interpretation No. 45) but, unlike the FASB’s guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.  The Company has evaluated the impact of adoption of AcG-14 and the disclosures are include in notes 6 and 9.

(h)

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10(e).  Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

The Company accounts for all options granted to employees, including directors, under the settlement method, whereby no compensation cost is recorded for options granted to employees.  Consideration paid by employees as the exercise of stock options is recorded as share capital.  The Company discloses the pro-forma effect of accounting for these awards to employees under the fair value based method (note 10(g)).

The Company accounts for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies (continued):

(i)

Research and development:

All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

(j)

Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(k)

Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company’s products, costs related to the manufacturing development and upscaling of the Company’s product lines until a market has been established and the products are sold, and any write-down of start-up inventory to net realizable value.

(l)

Government assistance:

Government assistance is accounted for using the cost-reduction method when receipt of the government assistance is reasonably assured.  During the year ended December 31, 2003, the Company received $38 (year ended December 31, 2002 - $12; the five-month period ended December 31, 2001 - $63; year ended July 31, 2001 - $455) of government assistance which has been offset against research and development expense.

(m)

Income taxes:

Income taxes are reported using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future tax assets for which the realization of value is not considered to be more likely than not.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies (continued):

(n)

Foreign currency translation:

The Company’s functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

The financial statements of the Company’s integrated foreign subsidiaries and joint ventures have been translated into the Canadian dollar functional currency using the temporal method.  Under this method, the financial statements are translated as follows: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

(o)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(p)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 7(e) and 19(a)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(q)

Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, demand loans, and notes payable, approximate fair value due to their short terms to maturity.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies (continued):

(r)

Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  As the Company has incurred a loss for each period presented, all stock options (note 10(f)) are anti-dilutive and have been excluded from the weighted average shares outstanding.

(s)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.

Accounts receivable:

	2003	2002

Due from joint venture partner	$-	$2,857
Trade receivables	1,818	614
Note receivable (note 6)	108	459
Taxes recoverable	48	30
Interest and other receivables (note 11(c))	1,340	230

	$3,314	$4,190

4.

Inventories:

	2003	2002

Raw materials and supplies	$387	$687
Finished goods	121	265

	$508	$952

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

5.

Property, plant and equipment:

		Accumulated	Net book
2003	Cost	amortization	value

Land	$77	$-	$77
Building and infrastructure	1,975	(35)	1,940
Leasehold improvements	82	(82)	-
Production equipment	10,865	(1,150)	9,715
Office equipment	155	(83)	72
Computer equipment	290	(197)	93

	$13,444	$(1,547)	$11,897

		Accumulated	Net book
2002	Cost	amortization	value

Land	$77	$-	$77
Building and infrastructure	1,725	(10)	1,715
Leasehold improvements	1,310	(1,304)	6
Production equipment	10,616	(669)	9,947
Office equipment	155	(66)	89
Computer equipment	262	(164)	98

	$14,145	$(2,213)	$11,932

6.

Joint ventures:

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei (U.S.A.) Inc. ("Chusei USA”) to form Phyto-Source LP (“Phyto-Source”), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company loaned Phyto-Source US$4,000 for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3,500. As of December 31, 2001, the Company had contributed US$6,750 for construction and working capital, transferred the inventory and advanced the US$4,000 loan.

Further, under these agreements, the Company in some instances, is the selling party for certain phyto-sterol products from Phyto-Source and will be receiving benefit for undertaking this activity.  In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

6.

Joint ventures (continued):

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas (“Southwest Bank”) by way of a US$3,000, three-year term loan at a fixed interest rate of 6%. Southwest Bank has also set up a US$1,500 revolving line of credit for Phyto-Source.  Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Southwest Bank aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source (see note 2(g)).  The guarantee is for the entire term of the borrowing under the arrangements.  If Phyto-Source defaults on the obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantee.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at December 31, 2003, is US$2,500, being the principal amount currently owed under the term loan, plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

As at the end of September 2003, the Company was committed to invest a balance of US$1,350 in Phyto-Source towards completion and operation of the manufacturing facility.  With the consent of the Southwest Bank, this remaining capital commitment by the Company was offset against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

At December 31, 2003, US$1,000 of the Company’s original US$4,000 loan receivable remains outstanding.  Under the terms of the agreements with Southwest Bank, the balance of the Company’s loan receivable from Phyto-Source is subordinated to the indebtedness of Phyto-Source to Southwest Bank.

As a result of the formation of the JV, operations at the Company’s Amqui pilot facility in Quebec were wound down, and at December 31, 2001 the carrying value of the facility was written down to $1,500.  On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1,631 resulting in a gain on the sale of $63, net of disposal costs of $68.  On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 payable in one lump-sum payment of $350 plus interest on May 9, 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009.  As at December 31, 2003 total amount of $716 (short-term $108; long-term $608) remains outstanding.

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in joint venture operations:

	2003	2002

Current assets	$2,334	$1,348
Property, plant and equipment	11,500	11,093
Intangible and other assets	5,062	6,310

	$18,896	$18,751

Current liabilities	$1,356	$2,248
Demand loans	1,618	-

	$2,974	$2,248

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

6.

Joint ventures (continued):

	January 1,	January 1,	August 1,	July 17,
	2003 to	2002 to	2001 to	2001 to
	December 31,	December 31,	December 31,	July 31,
	2003	2002	2001	2001

Revenue	$10,523	$3,877	$1,850	$354
Expenses	8,654	5,460	2,619	323

Net earnings (loss)	$1,869	$(1,583)	$(769)	$31

7.

Intangible and other assets:

		Accumulated	Net book
2003	Cost	amortization	value

Technology (notes 7(b) and (c))	$6,655	$(1,593)	$5,062
Supply agreements (note 7(d))	1,530	(1,530)	-
Other	35	(16)	19

	8,220	(3,139)	5,081

Long-term receivable (note 7(a))			647
Note receivable, long-term portion (note 6)			608
Tenure allowance			180
Other			76

			$6,592

		Accumulated	Net book
2002	Cost	amortization	value

Technology (notes 7(b) and (c))	$6,655	$(956)	$5,699
Supply agreements (note 7(d))	1,530	(919)	611
Other	35	(15)	20

	8,220	(1,890)	6,330

Long-term receivable (note 7(a))			2,106
Note receivable, long-term portion (note 6)			716
Tenure allowance			151
Other			90

			$9,393

(a)

The long-term receivable represents the long-term balance of US$1,000 (2002 – US$2,667) of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements (see note 6).  The estimated current portion of nil (2002 - $1,053) has been included in accounts receivable (see note 3).  Interest is charged on the loan equal to prime rates.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

7.

Intangible and other assets (continued):

(b)

In January 2001, the Company acquired certain technology related to the extraction of phytosterols from tall oil pitch for total consideration of $3,500, consisting of a $2,500 cash payment and the issuance of a $1,000 convertible debenture.  In July 2001, this technology and know-how was licensed on a semi-exclusive basis to Phyto-Source as part of the formation of the joint venture.  This technology is being amortized over ten years.  The convertible debenture was repaid in full on December 31, 2003 (see note 9).

(c)

As part of the formation of the joint venture, Phyto-Source acquired from Chusei certain technology related to the manufacture of phytosterols from tall oil pitch for total consideration of $9,945.  This is being amortized over ten years.  The Company’s proportionate share of this technology of $4,973 is reflected in these consolidated financial statements.

(d)

As part of its contribution to the joint venture, Chusei assigned to Phyto-Source a supply agreement with a certain customer, at an agreed value of $3,060.  The agreement expired at the end of 2003 and the Company’s proportionate share of $1,530 was fully amortized as at December 31, 2003.

(e)

By agreements with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione (“AD”) and Androstadienedione (“ADD”).  Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and may issue up to an additional 50,000 shares after the sale of any products derived from these technologies.  In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5% except for revenues derived from the MLA with Novartis (note 11(a)), where the Company agreed to pay 5% of gross margin received by the Company on direct sales to Novartis and 5% of net sub-licensing fees and royalties received by Forbes from Novartis.  In 2002, the Company terminated the MLA with Novartis, therefore, no further royalties will become payable in the future in respect of the MLA.  Pursuant to the sale of the AD/ADD technology in April, 2003 (see note 11(c)), and a Technology Assignment Agreement and Amendment (the “Assignment Agreement”) between the Company and UBC, the Company issued UBC 2,650 common shares and paid US$48 (net of legal costs).  Under the Assignment Agreement, at December 31, 2003 a balance of a total of 22,350 common shares and cash not exceeding US$74.3 remained owing to UBC (see note 19).

8.

Accounts payable and accrued liabilities:

	2003	2002

Due to joint venture partner (note 6)	$-	$1,067
Trade payables	1,939	2,741
Royalties payable	-	267
Other payables	394	665

	$2,333	$4,740

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

9.

Long-term debt:

	2003	2002

Convertible debenture (note 7(b))	$-	$1,000
Promissory note	215	355
Phyto-Source demand loan	1,618	553
Capital lease obligations	37	-

	1,870	1,908

Current portion	796	1,691

	$1,074	$217

The convertible debenture was repaid during 2003 (see note 7(b)).

The promissory note relates to the lease of the Company's laboratory facilities, and bears interest at the Canadian prime rate plus 1.75% calculated semi-annually.  The promissory note is repayable in monthly installments of $13.  The Company’s lease expires in July of 2005.  In October 2003, the Company sub-leased approximately 9,000 of the 10,000 square foot laboratory facility to Cavendish Analytical Laboratories Ltd. (“Cavendish”) (see note 11(f)).

In 2002, the Phyto-Source demand loan consisted of the Company’s proportionate share of a note payable to the Southwest Bank of Texas in the amount of US$700 repayable in ten equal monthly installments of US$70 beginning January 31, 2003.   The loan was repaid in full, including all relevant interest charges in 2003.   In August 2003, Southwest Bank advanced loan proceeds to Phyto-Source under a US$3,000, three-year term loan at a fixed interest rate of 6%.  Southwest Bank also established a US$1,500 revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei USA (see notes 2(g) and 6).  At December 31, 2003, the line of credit had not been utilized by Phyto-Source and US$2,500 of the term loan (US$1,500 long-term and US$1,000 short-term) remains outstanding.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares.

(b)

Issued and allotted:

	Number of
	common shares	Amount

Balance, July 31, 2000	20,878,689	$70,527
Exercise of stock options	341,800	734

Balance, July 31, 2001	21,220,489	71,261
Exercise of stock options	4,700	12

Balance, December 31, 2001	21,225,189	71,273
Issued during the fiscal year for cash upon:
Private placement	324,861	211
Share issue costs	-	(12)

Balance, December 31, 2002	21,550,050	71,472
Issued during the fiscal year for cash upon:
Private placement	3,238,634	6,604
Share issue costs	-	(545)
Exercise of stock options	583,000	730
Exercise of warrants	4,677	4
Exercise of special warrants	1,575,000	887
Exercise of broker’s warrants	150,000	97
Issuance of shares pursuant to licensing agreements	2,650	2

Balance, December 31, 2003	27,104,011	$79,251

(c)

Private placement:

In September 2003, the Company raised US$4,810 (Cdn$6,604) by way of a private placement, resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  A total of 254,458 brokers’ warrants were also issued in connection with the placement.  The brokers’ warrants have the same terms as the warrants issued to investors.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital (continued):

(d)

Special warrants:

Special warrant financing of:

                                                                                                        Number                        Amount

$975 (net of issue costs of $88)                                                                                1,500,000                                        887

In August 2002, The Company issued 324,861 units at $0.65 per unit for net cash proceeds of $0.2 million.  Each unit consisted of one common share plus 0.08 of a common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004.  4,677 warrants were exercised in 2003.  All remaining warrants were exercised by March 10, 2004.  In September 2002, the Company issued 1,500,000 special warrants at a price of $0.65 per special warrant for cash proceeds net of financing costs of $887.  Each special warrant was exercisable without payment of additional consideration for one common share of the Company on the earlier of January 24, 2003 and three business days following the issuance of receipts from the B.C. or Ontario Securities Commissions for a prospectus qualifying the distribution of the common shares.  In the event that such receipts were not issued by December 8, 2002, each special warrant would be exercisable without payment of additional consideration for 1.05 common shares of the Company until January 24, 2003.  In December 2002, the special warrant holders waived the requirement for the Company to file and obtain receipts for a prospectus.  Accordingly, on January 24, 2003, the 1,500,000 special warrants were converted into common shares of the Company at a rate of 1.05 common shares for one special warrant.  This resulted in the issuance of 1,575,000 common shares of the Company.

As part of the issue of special warrants on September 25, 2002 the Company issued 150,000 brokers’ warrants to Dominick & Dominick Securities Inc.  Each brokers’ warrant was exercisable into one common share of the Company at a price of $0.65 per common share until March 24, 2004.  As at December 2003, all 150,000 brokers’ warrants were exercised.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital (continued):

(e)

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants ("optionees") for up to 5,000,000 shares of common stock. Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors. Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest ratably over an 18-month or two-year period. The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(f)

Company's Stock Option Plan as at December 31, 2003 and December 31, 2002, and changes during the periods then ended:

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital (continued):

(g)

During the year ended December 31, 2003, the Company granted 1,361,100 options to directors, officers and employees at exercise prices ranging from $0.66 to $2.77 per share.  These options had terms of five years at the date of grant.  The weighted average fair value of the options granted to employees in 2003 is $1.52 (2002 - $0.61).  In accordance with the Company’s stated accounting policy (note 2(h)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

The Company also granted 163,000 options to non-employees during fiscal 2003 at exercise prices ranging from $0.66 to $2.23 per share.  These options have vesting periods ranging from 1.0 to 2.0 years and terms of five years.  The fair value of the 163,000 options granted to non-employees during fiscal 2003 has been estimated at $724 at December 31, 2003 and is being amortized to expense over the applicable vesting periods.  The total expense recorded in 2003 amounted to $369.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee and non-employee stock-based compensation plans.  The pro forma adjustments presented below pertain to the options granted to employees since adoption of the new stock-based compensation standards on January 1, 2002 as described in note 2(h).  The pro forma disclosure does not include the effect of awards granted before January 1, 2002.

Reconciliation of pro forma net loss to common shareholders:

	2003	2002

Net loss as reported	$(1,060)	$(4,120)

Pro forma adjustment	(729)	(422)

Pro forma net loss	$(1,789)	$(4,542)

Pro forma basic and diluted loss per share	$(0.07)	$(0.21)

The fair value of the options granted to employees and non-employees in 2003 and 2002 has been estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	2003	2002

Expected dividend yield	0%	0%
Expected volatility	146%	114%
Risk-free interest rate	3.0%	3.0%
Expected lives	2-5 years	3 years

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital (continued):

(h)

Shareholder rights plan:

The Company has adopted a shareholder rights plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan, each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

11.

Commitments, contractual obligations and contingencies:

(a)

Novartis Strategic Alliance and Exclusive Master License Agreement:

During the year ended July 31, 1998, the Company entered into an option agreement with Novartis Consumer Health AG ("Novartis”) related to licensing a plant-based sterol composition developed by the Company.  On April 16, 1999, the Company entered into a Strategic Alliance and Exclusive Master License Agreement (“MLA”) with Novartis regarding the Company's unique plant-based sterol composition (PhytrolTM), a potential functional food ingredient for lowering cholesterol.

Under the MLA, Novartis had exclusive worldwide rights to use or sub-license PhytrolTM (consumer branded as ReducolTM) for use in functional foods, dietary supplements and over-the-counter products.  The Company received upfront payments, advance royalties, a manufacturing upcharge, milestone payments and royalties based on net sales.  The Company was committed to paying a 5% royalty to UBC on all monies received under this agreement (see note 7(e)).  The Company was responsible for ingredient research, manufacturing and supply in its collaboration with Novartis. Novartis was responsible for clinical trials, regulatory approvals and commercialization of products, including any sub-licensing.

The MLA was for a term of five years, with a provision for successive two-year renewal periods at the option of Novartis. The Agreement contained clauses whereby either party could terminate the Agreement upon the occurrence of certain events including:  (i) certain milestones relating to the development and commercialization of PhytrolTM not being achieved; or (ii) a significant change in the economics of the commercialization of PhytrolTM.

In June 2002, the Company signed an agreement with Novartis Consumer Health SA (“Novartis SA”) to settle the licensing arrangement and re-acquire the rights to Reducol™.  Under the terms of the agreement, the Company has agreed to pay Novartis SA a total of US$2,500 (Cdn$3,842).  In settling the licensing arrangement, the Company eliminated deferred revenue of $9,857 and accounts payable of $90 and hence recognized a gain of $6,044, net of transaction costs of $61.  Of the US$2,500 total cost, US$500 was paid, on signing, by way of offset against funds owed by Novartis SA to Forbes. The balance of US$2,000 was to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.  In December, 2003, the Company paid all remaining amounts owed to Novartis in connection with the acquisition of rights to Reducol™.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

11.

Commitments, contractual obligations and contingencies (continued):

(b)

University of British Columbia laboratory facility:

In mid-2002, the Company scaled down its research work performed at its biotechnology research laboratory at the University of British Columbia (“UBC”).  Certain laboratory assets with net book value of $97 were sold for proceeds of $66 resulting in a loss on sale of $31.  Other lab equipment with a net book value of $201 was contributed in kind to UBC as a prepayment for research costs, $150 of which was utilized for research work and expensed during 2003.  The remaining laboratory assets and leasehold improvements were written down by $1,136 to $763 being the lower of carrying amount or fair value less cost to sell as at December 31, 2002.  In 2003, the bulk of the laboratory space was sub-leased and remaining laboratory equipment was sold or leased to the sub-lessee (see note 11(f)).  The Company sold laboratory equipment with net book value of $268 to Cavendish Analytical Laboratories Ltd. for $305.

(c)

Manufacturing agreement with Fermic:

In August 2000, the Company entered into a manufacturing agreement with Fermic, S.A. DE C.V. (“Fermic”) for the commercial production of AD and ADD.  The agreement provided for an initial term of three years, expiring September 15, 2003, and for automatic renewals for one-year terms unless terminated by either party.  In mid-2002, further activities regarding the processing of AD and ADD were suspended as the Company focused on licensing opportunities for the technology.    In April of 2003, the Company sold its AD/ADD technology to a large multi-national pharmaceutical firm for gross proceeds of US$1,900 (Cdn$2,624).  As at December 31, 2003 a balance of US$950 remains outstanding (see note 19).

(d)

Tenure allowance:

On January 11, 1999, the shareholders approved agreements with three key executive officers ("Executives") that provide for tenure allowances for services provided to the Company. Between the ages of 60 and 85, each Executive will be entitled to receive an allowance, provided the Executive has continued to provide his service to the Company to specified qualification dates which range from March 1, 2002 to January 1, 2005.  By 2002, two of these executives resigned from the Company prior to the date that the tenure allowance would have vested.  Accordingly in 2002, the tenure allowance liability was reduced by $436 with a credit to general and administrative expenses.  One key executive remains subject to the above-noted plan.

The Company is recording the cost of these allowances over the term from the date of shareholders' approval to the applicable qualification date.

The net tenure expense (recovery) for the period ended December 31, 2003 is $163 (2002 - $(22); five month period ended December 31, 2001 - $139; year ended July 31, 2001 - $128).

(e)

Research agreements:

As at December 31, 2003, the Company has not recorded future funding commitments under various research agreements totaling $1,682 of which $590 relates to ongoing clinical trials (2002 - $759).  These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

11.

Commitments, contractual obligations and contingencies (continued):

(a)

Cavendish Analytical Laboratories Ltd.

In October 2003 the Company entered into a series of agreements with Cavendish Analytical Laboratory Ltd. (“Cavendish”) of Vancouver, British Columbia to conduct further research activities for the Company, and for the lease from the Company by Cavendish of certain equipment and the sublease by Cavendish of most of the Company’s laboratory facilities at UBC.  Cavendish also purchased certain laboratory equipment from the Company at a price of $305 (note 11(b)).  The research agreement signed by the Company and Cavendish is for a two-year period and requires Cavendish to carry out a minimum of $200 of analytical chemistry services and $200 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  At December 2003, the Company has pre-paid $300 of the first year’s services, and approximately one half of these fees had been utilized by research activities and were expensed in 2003.  The service fees for the second year will be paid at $17 per month.  Cavendish, in turn, is paying to the Company approximately $24 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of a total of 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200.

12.

Loss per share:

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 24,449,696 (2002 – 21,766,440; five month period ended December 31, 2001 – 21,225189; year ended July 31, 2001 – 21,171,325).

13.

Supplementary information:

	Year ended December 31,		Five months ended December 31,	Year ended July 31,
	2003	2002	2001	2001

Interest paid	$257	$218	$43	$99
Non-cash transactions:
Note receivable acquired on
sale of pilot facility	-	1,200	-	-
Prepayment of research
costs by transfer of property,
plant and equipment	-	201	-	-

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

14.

Related party transactions:

During the period, the Company paid or accrued to companies controlled by directors or officers:

			Five months ended December 31,
				Year ended July 31,
	Year ended December 31,
	2003	2002	2001	2001

Legal fees and share issue costs Consulting	$31	$292	$133	$468
	198	171	-	-

	$229	$463	$133	$468

15.

Concentration of sales:

For the year ended December 31, 2003 and 2002, substantially all of the Company’s revenue was generated from two customers.

16.

Income taxes:

The tax effects of temporary differences that give rise to significant components of the future income tax assets and liabilities are presented below:

	2003	2002

Non-capital loss carry-forwards	$6,683	$6,049
Research and development expenditures deferred for
income tax purposes	11,096	11,600
(Excess) deficiency of property, plant and equipment and
intangible assets over tax values	(616)	276
Share issue costs	246	348
Other	259	296

Total gross future income tax assets	17,668	18,569
Valuation allowance	(17,668)	(18,569)

Net future income tax assets	$-	$-

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2003, the Company has scientific research and experimental development expenditures in the amount of $31,168 (2002 - $32,584) available for carry-forward indefinitely to reduce future taxable income.  The Company also has approximately $6,692 (2002 - $6,714) of unclaimed investment tax credits expiring between 2004 to 2012, available to reduce future income taxes otherwise payable.  The Company also has non-capital losses in the amount of $18,828 available to offset future taxable income expiring at various dates through to 2010.  The future tax benefits of these expenditures, investment tax credits and non-capital losses have been offset by a valuation allowance. The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year the valuation allowance is reduced.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

16.

Income taxes (continued):

Realization of the related future tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future asset will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

Income tax recoveries attributable to losses from operations differs from the amounts calculated by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

17.

Lease commitments:

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2004	$707
2005	489
2006	206
2007	201

$1,603

18.

United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States and pursuant to the Securities and Exchange Commission’s rules and regulations (“United States GAAP”).  Significant differences to these consolidated financial statements are as follows:

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(a)

Consolidated statement of operations and deficit:

				Five months ended December 31,
					Year ended July 31,
		Years ended December 31,

		2003	2002	2001	2001

	Net loss in accordance with Canadian
	GAAP	$(1,060)	$(4,120)	$(6,461)	$(19,722)
	Difference in non-employee stock based
	compensation (note (c)(i))	-	121	(193)	(99)

	Net loss in accordance with United States
	GAAP	(1,060)	(3,999)	(6,654)	(19,821)
	Deficit, beginning of year, United States
	GAAP	(57,170)	(53,171)	(46,517)	(26,696)

	Deficit, end of year, United States GAAP	$(58,230)	$(57,170)	$(53,171)	$(46,517)

	Weighted average number of shares
outstanding		24,449,696	21,766,440	21,225,189	21,171,325

	Basic and diluted loss per share	$(0.04)	$(0.18)	$(0.31)	$(0.94)

(b)	Consolidated balance sheet:

		2003		2002
		Canadian	United States	Canadian	United States
		GAAP	GAAP	GAAP	GAAP

	Shareholders’ equity:
	Additional paid-in capital from stock
	based compensation	$-	$1,791	$-	$1,791
	Deficit	(56,439)	(58,230)	(55,379)	(57,170)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(c)

Differences:

(i)

Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(h) for grants made on or after January 1, 2002.  Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation.  The fair value of the stock options granted to non-employees during the years ended December 31, 2003 and 2002, the five month period ended December 31, 2001 and the year ended July 31, 2001 was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

			Five months ended December 31,
				Year ended July 31,
	Years ended December 31,
	2003	2002	2001	2001

Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	155%	114%	90%	80%
Risk-free interest rate	3.00%	3.00%	3.00%	3.00%
Term of options	5.0 years	1.5 - 4.0 years	1.3 – 4.4 years	0.4 – 4.6 years

(ii)

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation.  The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition.  However, reconciliation of this difference has been omitted in accordance with SEC rules and regulations.

(d)

Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and Related Interpretations, (APB 25) in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the years ended December 31, 2003 and 2002 because none of the options were granted with an exercise price below market price at the date of grant.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(d)

Supplementary information for U.S. GAAP purposes on stock-based compensation (continued):

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

			Five months ended December 31,
				Year ended July 31,
	Years ended December 31,
	2003	2002	2001	2001

Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	146%	114%	90%	80%
Risk-free interest rate	3.00%	3.00%	3.00%	3.00%
Expected life of options	2 – 5 years	3 years	1.6 – 9 years	2 – 9.4 years

The weighted average fair value of the options granted is $1.52 (December 31, 2002 - $0.61; December 2001 - $1.97; July 2001 - $2.12).  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net loss and loss per share under United States GAAP would have been as follows:

			Five months ended December 31,
				Year ended July 31,
	Years ended December 31,
	2003	2002	2001	2001

Net loss in accordance with United
States GAAP, as reported	$(1,060)	$(3,999)	$(6,654)	$(19,821)
Add: Employee stock-based
compensation expense
(recovery), as reported	-	-	-	-
Deduct: Employee stock-based
compensation expense
determined under the
fair value method	(823)	(2,307)	(1,336)	(3,769)

Pro forma net loss	$(1,883)	$(6,306)	$(7,990)	$(23,590)

Pro forma – basic and diluited
net loss per share	$(0.08)	$(0.29)	$(0.38)	$(1.11)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(e)

Recent accounting pronouncements:

In August 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the relating long-lived asset.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In July 2002, the FASB released SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which addresses the financing accounting and reporting for costs associated with exit or disposal activities.  SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework.  SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities.  As a result, SFAS 146 significantly reduces an entity’s ability to recognize a liability for future expenses related to a restructuring.  SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB released SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective beginning the Company’s third quarter of 2003.

The adoption of SFAS No. 143, SFAS No. 146, SFAS No. 148 and SFAS No. 150 did not have a material affect on the Company’s financial results.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(e)

Recent accounting pronouncements (continued):

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•

Financial Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.  The Company assessed the initial fair value as at September 30, 2003 with respect to the Company’s guarantee of third party debt held by Phyto-Source (note 6) and determined that it was nominal.  As a result, no value has been reflected under US GAAP.

•

Financial Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”).  The Interpretation is effect for interim or annual periods beginning after December 15, 2003.

•

In November 2002, the EITF reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables.  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 45 nor FIN 46 are expected to currently impact the Company’s financial statements.

19.

Subsequent events:

(a)

AD/ADD technology divestiture:

In January of 2004, the Company received the final balance of US$950 with respect to the sale of its AD/ADD technology in April of 2003.  With respect to the sale of this technology and a Technology Assignment Agreement and Amendment with the University of British Columbia (“UBC”), the Company issued a final balance of 22,350 common shares and paid US$37 to UBC (see notes 7(e) and 11(c)).  For the sale of the technology the Company received a net amount of US$1,627 (Cdn$2,247), net of commissions and assignment fees.  Effective January 6, 2004, the original AD/ADD License Agreement dated July, 1995 was terminated via a Termination Agreement and Release.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

19.

Subsequent events (continued)

(b)

Financing:

On January 6, 2004, the Company completed a private placement of units to raise US$10,750 resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2 per share (approximately Cdn$13,824 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 146,250 broker’s warrants, which have the same terms as the warrants issued to the investors.  In connection with this private placement, the Company also issued affiliates of a US registered broker warrants exercisable to acquire 254,458 common shares as an advisory fee.

(c)

Stock options:

On January 9, 2004, 245,000 stock options were granted to employees of the Company and 5,000 to non-employees with an expiry date of January 9, 2009 at an exercise price of $3.69 per option.

In January 2004, Forbes appointed Dr. Eric Topol from Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board (“MSAB”) and Scientific Consultant for its pharmaceutical development program.  As part of Dr. Topol’s appointment to the Company’s MSAB and his responsibilities towards providing expertise towards the successful continuation of the Company’s pharmaceutical R&D platform relating to cardiovascular health, on January 9, 2004 options to purchase up to 1,000,000 common shares were granted to Dr. Eric Topol subject to regulatory and shareholder approval.  Such options will vest as follows:  upon receipt of regulatory and shareholder approval, 200,000; upon initiation of a Phase IIa clinical trial in the U.S., 100,000; upon completion of the Phase IIa clinical trial in the U.S., 100,000; upon initiation of a Phase III clinical trial in the U.S., 100,000; upon completion of the Phase III clinical trial in the U.S., 100,000; upon filing of a New Drug Application with the U.S. FDA, 200,000; and upon approval by the FDA of the New Drug Application, 200,000.  All options have an exercise price of Cdn$3.69.

3.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

Year ended December 31, 2003

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW:

FORBES MEDI-TECH, INC. (“Forbes” or the “Company”) is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

Pharmaceuticals

Forbes’ pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which recently completed a Phase II clinical trial in Europe (see “Subsequent Events” below).  FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.  Pharmaceuticals in this new class of cholesterol absorption inhibitors, which includes Zetia® produced by Merck / Schering-Plough, display a mechanism of action that differs from that of statins, cholesterol lowering prescription drugs widely available on the market today, and may display a safer profile than statins.  An adjunct therapy such as a cholesterol absorption inhibitor and statin combination may be seen as an active life-management strategy for both generic and branded statin manufacturers.

With FM-VP4, the Company is targeting a US$23 billion anti-dyslipidemics market.  This market is expected to grow at a compounded annual growth rate of 8%, reaching over US$41 billion by 2011 (Datamonitor, December 2003), despite increasing availability of generic statins.  Although statins dominate the cholesterol-lowering market, many patients are not reaching target lipid levels with statins.  The market for cholesterol-lowering combination therapies is expected to grow to US$4.7 billion by 2011.  FM-VP4 could be of strategic importance within this combination market.

In addition to FM-VP4, Forbes has begun to explore indications from its FM-VPx library of compounds, including cholesterol and triglyceride-lowering, HDL (good cholesterol) increasing, anti-obesity, anti-diabetic, and anti-inflammatory.   The near-term goal with respect to exploration efforts in this area is to identify which compounds merit further research and development.

Functional Foods and Dietary Supplements

Forbes’ nutraceutical products currently being marketed are Reducol™ and Phyto-S-Sterols.  These products are plant sterol-based, cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process.  They are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership (“Phyto-Source”), a 50-50 manufacturing joint venture between the Company, through its wholly-owned subsidiary Forbes Medi-Tech (USA) Inc. (“Forbes USA”), and Chusei (U.S.A.) Inc. (“Chusei”).  Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, which currently has an annual capacity of 1,000 tonnes.  In 2003, the Company announced that the Phyto-Source plant's capacity is being increased by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products including Reducol™ and Phyto-S-Sterols. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-Source joint venture with a portion of new equipment cost to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA and Chusei.  The increased plant capacity is scheduled to be reached in late 2004.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for the account of the Company, with sales to third parties made solely by the Company.  In 2004, the joint venture partners informally agreed that Phyto-S-Sterols would be manufactured for sales directly by Phyto-Source to third parties, with the Company acting as the primary sales agent for the Phyto-S-Sterols.

In May of 2000, Forbes received clearance under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the Dietary Supplement Health Education Act (“DSHEA”) regulations in the U.S.  In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to Forbes which allows Forbes and its customers to apply the phytosterol heart-health claim approved by the FDA to Forbes’ range of phytosterol products, including Reducol™.  The Company is currently selling Reducol™ primarily to customers in the United States, mainly for dietary supplements but also as a food ingredient, and is also pursuing relevant approvals for sales of its nutraceutical products in other international markets.  Phyto-Source is currently selling Phyto-S-Sterols to a number of customers in the U.S. and internationally.

Forbes’ nutraceutical research and development activities include the development of a softgel capsule containing phytosterols alone, or a combination of phytosterols with omega-3 fatty acids, and a cholesterol-lowering cooking oil containing Reducol™ named “Vivola™”, (previously referred to as “designer oil”).  In the food area, phytosterols historically have been incorporated mainly into high fat foods such as spreads and dressings.  Forbes is continuing its research work to incorporate phytosterols into a wide variety of foods including dairy products, baked goods and cooking oil, with an emphasis on taste and texture.

The Company’s consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

2003 HIGHLIGHTS:

Clinical Studies

In January 2003, the results of the 2002 Phase I safety study of its cholesterol-lowering pharmaceutical, FM-VP4 were released.  The results have clearly established the safety and tolerability of FM-VP4 over the dose ranges studied.  Subjects were administered single doses of FM-VP4 ranging from 100 mg to 2000 mg.  Even at the highest dosage level of 2000 mg, no serious adverse events were reported emphasizing the excellent safety profile of the drug.

Also in January 2003, Forbes commenced the Phase II clinical trial of FM-VP4. The Phase II study to determine the drug's efficacy was conducted at the Academic Medical Center in Amsterdam.  The Phase II clinical trial consisted of five groups of 20 hypercholesterolemic volunteers, with one group receiving placebo and the remaining groups receiving escalating doses of FM-VP4.  The volunteers were enrolled in block sizes of 25, with 20 receiving FM-VP4 and 5 receiving placebo, on a randomized basis.  Each block was treated daily for 28 days.  Dosing was completed in February of 2004.  The preliminary trial results reported in early April 2004 (see News Release dated April 5, 2004) showed an overall reduction in low-density lipoprotein (“LDL”), as compared with placebo, of 11%.  Thirty-three percent of subjects achieved a greater than 15% reduction at the 400 mg per day dosing level.  In addition to these statistically significant results, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.  Forbes intends to proceed with a Phase IIa Study in the United States involving an expanded number of participants, a longer trial duration and more focused dosage range.

Private Placement Financing

Forbes successfully completed two private placement financings for a total of US$15.56 million (Cdn$20.3 million).   These funds will primarily be used to fund additional research and development and for working capital.

In September 2003, Forbes completed a private placement of units raising US$4.81 million (Cdn$6.6 million), resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,458 broker’s warrants, which have the same terms as the warrants issued to the investors.  The second private placement financing was completed in January 2004 (see “Subsequent Events” below).  Forbes granted resale registration rights in connection with each of these financings and registered these securities for resale on Form F-3 Registration Statements filed with the Securities and Exchange Commission in the United States.

Debt Repayment

In August 2003, Phyto-Source LP (“Phyto-Source”), the Company’s 50–50 manufacturing joint venture with Chusei (USA) Inc. repaid Forbes US$3.0 million of a US$4.0 million loan made by Forbes to the joint venture in 2001 (see “Liquidity and Capital Resources”, below).  The repayment was made with the proceeds from a bank financing guaranteed by Forbes USA and Chusei.

In 2003, Forbes paid all remaining royalties on sales between June 2002 and December 2003 totaling US$2.0 million (Cdn$3.1 million) owed to Novartis in connection with the Company’s acquisition of rights to Reducol™ (see “Results of Operations”, below).

In December 2003, Forbes paid off a Cdn$1.0 million convertible debenture to Canadian Forest Products relating to the Company’s acquisition of phytosterol technology in 2001.  The Company acquired technology related to the extraction of phytosterols from pitch from B.C. Chemicals Ltd. and Canadian Forest Products Ltd., for $2.5 million payable in cash and $1.0 million in the form of a convertible debenture, due December 31, 2003, convertible into the Company’s common shares at $6.18 per share.  This technology was subsequently licensed on a semi-exclusive basis to Phyto-Source LP as part of its formation.

Divestiture of Technology

In April 2003, Forbes sold its pharmaceutical fine chemicals technology which focused on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for gross proceeds of US$1.9 million (Cdn$2.6 million). During 2003, the Company received a total of US$0.95 million with the balance of US$0.95 million due in December 2003.  The final US$0.95 million payment was received in early January 2004.

In late 2002, Forbes re-focused its business on core sterol technology and the decision was made to discontinue research and development of pre-cursor steroid compounds.

Nasdaq National Market Listing

In August 2003, Forbes’ securities were relisted on the Nasdaq National Market from the Nasdaq SmallCap Market after Forbes satisfied the Nasdaq National Market eligibility requirements.

Laboratory Facilities Sub-lease

In October 2003, Forbes entered into a series of agreements with Cavendish Analytical Laboratory Limited (“Cavendish”) of Vancouver, British Columbia, for the lease from Forbes by Cavendish of certain equipment and the sublease by Cavendish of most of the Company’s laboratory facilities at UBC and to conduct certain research activities for Forbes.  Cavendish also purchased certain laboratory equipment from Forbes (see “Research and development”, below).

SUBSEQUENT EVENTS

2004 Private Placement Financing

In January 2004, Forbes completed a private placement of units to raise US$10.75 million (Cdn$13.7 million), resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder, and under certain circumstances, at the option of the Company, for no additional consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  The Company also issued 146,250 broker’s warrants, which have the same terms as the warrants issued to the investors.  In connection with this private placement, warrants to acquire 254,458 common shares were also issued to affiliates of a U.S. registered broker as an advisory fee.

Advisory Boards and Cardiovascular Health Expertise

In January 2004, Forbes appointed Dr. Eric Topol from the Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board (“MSAB”) and Scientific Consultant for its pharmaceutical development program.  Dr. Topol is Provost, Cleveland Clinic Lerner College of Medicine and Chief Academic Officer of the Cleveland Clinic Foundation. He is also Chairman of the Department of Cardiovascular Medicine and Professor of Medicine. With the appointment of Dr. Topol, Dr. Jiri Frohlich, formerly Chairman of the MSAB, will continue as a member of the MSAB.  Dr. Topol's extensive background in cardiovascular research is expected to be a tremendous asset in the clinical development program for FM-VP4.  Dr. Topol's initial responsibility will be to provide direction for Forbes' clinical development plans, selection of sites and the design of clinical studies for U.S. FDA clinical trials for FM-VP4.

In addition, in February 2004, the Company added four leaders in Cardiovascular and Metabolic Syndrome research to its MSAB. The new members are Steven E. Nissen, M.D., Daniel J. Rader, M.D., Thomas A. Pearson, M.D., M.P.H., Ph.D., and Dr. Steven Haffner, M.D.  For details about the MSAB members’ background and accomplishments, please see the Company’s news release dated February 19, 2004 or view the Company’s website at www.forbesmedi.com, under “Corporate Information”.

4

Stock Options

In January 2004, as part of Dr. Topol’s appointment to the Company’s MSAB and his responsibilities towards providing expertise towards the successful continuation of the Company’s pharmaceutical R&D platform relating to cardiovascular health, options to purchase up to 1,000,000 common shares have been granted subject to regulatory and shareholder approval, to Dr. Topol.  Such options will vest as follows:  upon receipt of regulatory and shareholder approval, 200,000; upon initiation of a Phase IIa clinical trial in the U.S., 100,000; upon completion of the Phase IIa clinical trial in the U.S., 100,000; upon initiation of a Phase III clinical trial in the U.S., 100,000; upon completion of the Phase III clinical trial in the U.S., 100,000; upon filing of a New Drug Application with the U.S. FDA, 200,000; and upon approval by the FDA of the New Drug Application, 200,000.  All options have an exercise price of Cdn$3.69.

RESULTS OF OPERATIONS

In 2001, the Company changed its fiscal year-end from July 31 to December 31.  The financial year comparisons for the years ended December 31, 2003, December 31, 2002 and July 31, 2001 accordingly include the five-month fiscal period ended December 31, 2001.

Summary: (millions of $ except per share values)	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	5-month Fiscal Period ended December 31, 2001*	Fiscal Year ended July 31, 2001

Revenues	$ 14.3	$ 8.0	$ 3.9	$ 7.9
Expenses	(17.6)	(17.0)	(9.0)	(24.9)
Other income (expenses)	2.2	4.9	(1.3)	(2.7)
Net loss	($ 1.1)	($ 4.1)	($ 6.4)	($ 19.7)

Net loss per common share	($0.04)	($0.19)	($0.30)	($0.93)

* on December 31, 2001, the Company changed its fiscal year end from July 31 to December 31.

Fiscal 2003 compared to Fiscal 2002

Included in other income (expenses) for 2003 is a gain of $2.2 million, after transaction costs, recorded on the sale of the Company’s AD/ADD technology for total proceeds of $2.6 million (US$1.9 million).

Included in other income (expenses) for 2002 is a net gain of $6.0 million resulting from Forbes signing an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol™, which had previously been licensed by Forbes to Novartis.  Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (Cdn$3.8 million).  As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million resulting in the net gain of $6.0 million.  Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million (Cdn$3.1 million) was paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.   Offsetting the net gain of $6.0 million recorded on the settlement to acquire the rights to Reducol™, was an amount of $1.1 million representing the write-down of laboratory assets relating to the Company’s laboratory facilities at the University of British Columbia (“UBC”).  The facility was sub-leased in 2003 (see “Research and development”, below)

During 2003 the Company recorded a net loss of $1.1 million ($0.04 per common share).  These results compare with a net loss of $4.1 million ($0.19 per common shares) for the year 2002. This improvement in 2003 resulted from increased revenues from commercial sales of the Company’s phytosterol products, a one-time gain from the divestiture of its fine chemicals technology, and the streamlining of its research and development to focus on core sterol technology.

Stock based compensation expense of $0.4 million contributed to the net loss for the year ended December 31, 2003 (2002 - $0.02 million).

A foreign exchange loss of $0.4 million (2002 - $0.09 million) also contributed to the net loss for 2003 as a result of the appreciation of the Canadian dollar relative to the US dollar during 2003.

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses.  At December 31, 2003, the Company’s accumulated deficit was $56.4 million (2002 - $55.4 million).

Fiscal 2002 compared to the five-month fiscal  period ended December 31, 2001 and Fiscal July 2001

In the year ended July 31, 2001, the Company wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3.0 million.

In the five-month fiscal period ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the anticipated sale price of the Amqui facility.  On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1.6 million.   Upon closing, Forbes received proceeds of $0.4 million.  The balance of $1.2 million remains payable in installments of $0.35 million plus interest paid in May 9, 2003, and a further $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

During 2002, the Company recorded a net loss of $4.1 million ($0.19 per common shares) compared with a net loss of $6.4 million ($0.30 per common share) for the five-month fiscal period ended December 31, 2001 and a net loss $19.7 million ($0.93 per common share) for the fiscal year ended July 31, 2001.

Stock based compensation expense of $0.02 million contributed to the net loss for the year ended December 31, 2002 (5-month fiscal period ended December 31, 2001 and fiscal year ended July 31, 2001 - Nil).

At December 31, 2002 the Company’s accumulated deficit was $55.4 million (5-month fiscal period ended December 31, 2001 - $51.3 million; fiscal year ended December 31, 2001 - $44.8 million).

REVENUES

Summary: (millions of $ except per share values)	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	5-month Fiscal Period ended December 31, 2001	Fiscal Year ended July 31, 2001

Phytosterol sales	$ 13.9	$ 6.9	$ 2.8	$ 3.7
Licensing	0.2	0.9	0.9	2.1
Phytosterol revenues	14.1	7.8	3.7	5.8
Interest and other	0.2	0.2	0.2	2.1
Total revenues	$ 14.3	$ 8.0	$ 3.9	$ 7.9

Fiscal 2003 compared to Fiscal 2002

Total revenues reported by Forbes, including interest income, for the fiscal year ended December 31, 2003 totaled $14.3 million compared with $8.0 million for the fiscal year ended December 31, 2002.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with the Company’s revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2003 totaled $14.1 million compared with $7.8 million for the year ended December 31, 2002.

Phytosterol sales for fiscal 2003 were $13.9 million compared with $6.9 million for fiscal 2002.  In the year ended December 31, 2003, the bulk of the Company’s revenues was earned from sales to two main customers.  The significant increase in sales for the year ended December 31, 2003 is primarily as a result of the Company’s share of sales of non-branded sterols from the Phyto-Source joint venture under a major supply agreement secured in September of 2002 (see Company news releases dated September 19, 2002 and January 15, 2003).  Shipments under this two-year agreement commenced in January of 2003.  The agreement, when completed in late 2004, is expected to generate a total of US$40 million in sales to Phyto-Source, the 50% joint venture portion of which is incorporated in the Company’s consolidated financial statements.

In 2003, the Company extended its supply and licensing contract for up to three years with Pharmavite for the continued sale of Reducol™.  An amount of US$0.3 (Cdn$0.45) million advanced as an upfront licensing fee is being amortized over the life of the agreement. The contract calls for an undisclosed amount of Reducol™ to be purchased each year to maintain Pharmavite's exclusive rights to the mass-market distribution channel in the United States.

The Company is in negotiation with potential customers internationally to expand its customer base.

Fiscal 2002 compared to the five-month fiscal period ended December 31, 2001 and Fiscal July 2001

Total revenues reported by Forbes, including interest income, for the fiscal year ended December 31, 2002 totaled $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.

Phytosterol revenues for the year ended December 31, 2002 totaled $7.8 million compared with $3.7 million for the five-month fiscal period ended December 31, 2001, and $5.8 million for the fiscal year ended July 31, 2001.  Phytosterol revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with the Company’s revenue recognition policies.

Phytosterol sales for fiscal 2002 were $6.9 million compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for fiscal, 2001.  In 2002, the bulk of the Company’s revenues was earned from sales to two main customers.  The increase in sales for the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company’s share of sales of non-branded sterols from the Phyto-Source joint venture.  Sales of Forbes Phytrol™ product (consumer branded as Reducol™) commenced in dietary supplements in the United States with Twin Laboratories (Cholesterol Success™) and Pharmavite (Nature Made’s Cholest-Off™) in the latter part of 2001. The Company’s license agreement with Twin Laboratories was terminated in early December, 2003 as a result of Twin Laboratories having failed to meet certain requirements of the license.

OPERATING EXPENSES

Summary: (millions of $ except per share values)	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	5-month Fiscal Period ended December 31, 2001	Fiscal Year ended July 31, 2001

Cost of sales, marketing & product development	$ 8.2	$ 7.2	$ 3.9	$ 9.7
Research and development	2.1	3.2	2.1	7.1
General and administrative	5.3	4.3	2.1	7.0
Depreciation/amortization	2.0	2.3	0.9	1.1
Total operating expenses	$ 17.6	$ 17.0	$ 9.0	$ 24.9

Fiscal 2003 compared to Fiscal 2002

Cost of sales, marketing and product development (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2003 totaled $8.2 million compared with $7.2 million for the year ended December 31, 2002.

2003 represented the first year in which Phyto-Source, the Company’s joint venture manufacturing facility in Texas operated near full-capacity in the production of phytosterol products for commercial sale.  Economies of scale, production improvements and gross margins achieved in 2003 were in line with Management’s expectations.  Fiscal 2002 did not represent a year of full commercial production and included additional costs of plant upscaling including production method adjustment costs.  Also included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for the Company’s development of the fine chemical AD/ADD (the AD/ADD technology was subsequently sold in 2003, see “Divestiture of Technology” under 2003 Highlights, above).

Research and development   The Company’s net research and development (“R&D”) expenses for the year ended December 31, 2003, totaled $2.1 million compared with $3.2 million for the year ended December 31, 2002.

The reduction in R&D expenditures in fiscal 2003 and 2002 over 2001 is partly as a result of the Company’s decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  Non-core research, not directly related to the Company’s new and more focused R&D project pipeline, was suspended as the Company successfully continued cost-saving directives implemented in mid 2002.  A major part of R&D expenditures in 2003 was in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4.  Contributing to the reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec.  R&D expenditures are expected to increase significantly in 2004 as core research projects are progressed, clinical work on FM-VP4 continues, and the Company’s project pipelines are further explored.

The Company’s closing of its laboratory at UBC in 2002 and subsequent sub-lease in 2003 of the laboratory facilities (see “Laboratory facilities sublease” under “2003 Highlights”, above) also contributed to a reduction in R&D expenditures in 2003 and 2002.   Research, which had been conducted at the facility is being outsourced to third-party laboratories.  Some of the Company’s continuing research work is being performed by the laboratory space sub-lessee, Cavendish.  A research agreement signed in July 2003 by Forbes and Cavendish spans a two-year period and requires Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  Cavendish is paying Forbes approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of the total 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200,000.

Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2003 totaled $5.3 million, compared with $4.3 million in fiscal year 2002.   In 2003, G&A increased by 23% over 2002.   By type of costs incurred, G&A for 2003 consists of professional services - $1.3 million (2002 - $1.3 million), salaries and benefits - $1.1 million (2002 - $0.7 million); travel - $0.2 million (2002 - $0.2 million); occupancy costs - $0.4 million (2002 - $0.4 million); and operations - $2.3 million (2002 – $1.7 million).  The increase in wages is primarily as a result of the addition of staff in 2003, and the re-payment in 2003 of deferred wages from 2002, net of a reduction in 2002 of tenure allowance liability of approximately $0.2 million.  An additional component of G&A is an amount for non-employee stock-based compensation expense recorded in 2003 of $0.4 million (2002 - $0.02 million).  Operations increased due to increased insurance premiums for 2003 and increased administrative expenditures resulting from increased business activity in 2003.  G&A expenses are expected to increase in 2004 resulting from increased staffing levels, expanded investor relations and business development programs and an expansion of head office space.

Depreciation and amortization (“Amortization”)  Amortization expense relates to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture.  The decrease in amortization relates mainly to the divestiture of a majority of the Company’s laboratory equipment at UBC (see “Research and development”, above).   For the year ended December 31, 2003 Amortization totaled $2.0 million compared with $2.3 million for the year ended December 31, 2002.  For the year ended December 31, 2003, of the total $2.0 million (2002 - $2.3 million) of Amortization, $0.8 million (2002 - $1.0 million) pertains to depreciation of assets and $1.2 million (2002 – $1.3 million) pertains to amortization of the Company’s technology licenses.  The Company’s technology is being amortized over ten years.

Fiscal 2002 compared to the fiscal five-month period ended December 31, 2001 and Fiscal July 2001

Cost of sales, marketing and product development (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2002 totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001.

Fiscal 2002 did not represent a year of full commercial production and included additional costs of plant upscaling including production method adjustment costs.  Also included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for the Company’s development of the fine chemical AD/ADD (the AD/ADD technology was subsequently sold in 2003, see “Divestiture of Technology” under 2003 Highlights, above).  In the five-month fiscal period ended December 31, 2001 and the year ended July 31, 2001, significant inventory valuation adjustments were included in the Cost of Sales figure relating to start-up and development costs for both the sterols and fine chemicals businesses.

Research and development   The Company’s net R&D expenses for the year ended December 31, 2002, totaled $3.2 million compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001.

R&D expenditures for the fiscal year ended July 31, 2001 and the five-month fiscal period ended December 31, 2001 included the operating costs of the Company’s laboratory facilities at UBC.  Since mid-2002, non-core research, not directly related to the Company’s new and more focused R&D project pipeline, has been suspended reducing overall R&D expenditures.

In December of 2002 the Company wrote down a net book balance of $1.1 million in laboratory assets including an amount of $0.7 million for leasehold improvements.  Also in 2002, laboratory equipment valued at $0.2 million has been transferred to UBC as payment in kind for future research services.  $0.16 million of the payment in kind was utilized for research work and expensed in 2003.

General and administrative  G&A expenses for fiscal year 2002 totaled $4.3 million compared with $2.1 million for the five-month fiscal period ended December 2001 and $7.0 million in fiscal year ended July 31, 2001.  In 2002 G&A showed an overall reduction from the five-month fiscal period ended December 31, 2001 and fiscal 2001 primarily attributable to downsized operations including the reduction in staff levels, resulting in lower personnel costs and related expenses.  By type of costs incurred, G&A for 2002 consists of professional services - $1.3 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.6 million), salaries and benefits - $0.7 million (5-month fiscal period ended December 31, 2001 - $0.8 million; fiscal year ended December 31, 2001 - $2.9 million); travel - $0.2 million (5-month fiscal period ended December 31, 2001 - $0.1 million; fiscal year ended December 31, 2001 - $0.3 million); occupancy costs - $0.4 million (5-month fiscal period ended December 31, 2001 - $0.2 million; fiscal year ended December 31, 2001 - $0.7 million); and operations - $1.7 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.5 million).  In 2002 cost cutting measures were implemented and some wages were deferred and repaid in 2003.  Wages in 2002 included a net reduction of tenure allowance liability of approximately $0.2 million.  An additional component of G&A is an amount for stock based compensation expense recorded in 2002 of $0.02 million (5-month fiscal period ended December 31, 2001 and fiscal year ended December 31, 2001 - Nil).

Depreciation and amortization (“Amortization”)     Amortization expense for 2002 relates to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture.   For the five months ended December 31, 2001 Amortization relates mainly to the depreciation of laboratory equipment and leasehold improvements for the laboratory space at UBC.  In Fiscal 2001, Amortization relates largely to the depreciation of assets at the Company’s Amqui pilot plant facility.  For the year ended December 31, 2002 Amortization totaled $2.3 million compared with $0.9 for the five-month period ended December 31, 2001 and $1.1 for the year ended July 31, 2001.  For the year ended December 31, 2002 of the total $2.3 million (5-month fiscal period ended December 31, 2001 - $0.9 million; fiscal year ended December 31, 2001 - $1.1 million) of Amortization, $1.0 million (5-month fiscal period ended December 31, 2001 - $0.4 million; fiscal year ended December 31, 2001 - $0.01 million) pertains to depreciation of assets and $1.3 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.1 million) to amortization of the Company’s technology licenses.  The Company’s technology is being amortized over ten years.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2003				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$3.4	$3.5	$3.4	$4.0	$2.4	$2.7	$1.3	$1.6
Net income (loss)	$0.1	$2.1	($1.4)	($1.9)	($2.1)	$3.0	($1.9)	($3.1)
Net income (loss) per share	$0.01	$0.09	($0.06)	($0.08)	($0.10)	$0.14	($0.09)	($0.14)

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings, sales revenues (2003 and 2002) and, to a lesser extent, license revenues and government grants.

The Company’s net cash and short-term investments as of December 31, 2003 totaled $5.8 million, compared with $0.4 million as at December 31, 2002.  The Company had working capital of $6.7 million at December 31, 2003 (2002 – working capital deficit $3.5 million).  The increase in cash and working capital in 2003 was mainly due to increased sales revenues, the proceeds of a US$4.8 million financing and the partial US$3.0 million repayment of a joint venture loan.

Cash used in operating activities was $4.7 million in fiscal 2003, compared to $3.8 million in fiscal 2002, $6.2 million in the five-month fiscal period ended December 31, 2001, and $24.7 million in the fiscal year ended July 31, 2001.  The main increase in cash used for 2003 resulted from the decrease in current payables including the payment of royalties to Novartis in 2003 (see Note 11 (a) to Consolidated Financial Statements). The decreases in cash used from the year ended July 31, 2001 to the year ended December 31, 2002 primarily reflect the decrease in Forbes’ net loss for each year.  Net changes in non-cash working capital items used cash of $3.8 million in 2003 compared with $3.9 million of cash provided in the year 2002, a use of cash of $1.0 million in the five-month fiscal period ended December 31, 2001, and a use of cash of $6.7 million in the year ended July 31, 2001.  The changes in non-cash working capital items each year mainly reflect the changes in inventory levels and changes in accounts receivable, accounts payable and accrued liabilities.

Investing activities in 2003 provided cash of $1.9 million compared with net cash of $1.4 million used in 2002, $4.1 million of cash provided in the five-month period ended December 31, 2001, and $21.8 million of cash provided for the year ended July 31, 2001.  Cash provided in 2003 related mainly to the partial loan re-payment from Phyto-Source and proceeds from the divestiture of the AD/ADD technology.  This cash influx was offset by the acquisition of short-term investments and the acquisition of capital assets at the Phyto-Source manufacturing facility near Houston, Texas.

In August 2003, Phyto-Source LP, the Company’s 50–50 manufacturing joint venture with Chusei (USA) Inc. repaid US$3.0 million of the original US$4.0 million loan made to the joint venture in 2001.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas under a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  Southwest Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc. (“Forbes USA”), the Company’s U.S. subsidiary and Chusei USA.   Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank to defer until all indebtedness of Phyto-Source to the Southwest Bank has been paid.

In fiscal 2003 financing activities provided $6.9 million of cash.  This increase was the result of a private placement financing completed in September of 2003 in the amount of US$4.8 million and Phyto-Source securing a US$3.0 million loan with a major US financial institution.  In fiscal 2002, net cash of $1.1 million was provided by two private placements.  On January 24, 2003, 1.575 million special warrants issued in September of 2002 were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant.  Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.  Accordingly, net cash used in/provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001.  Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35) million in Phyto-Source  towards completion and operation of the manufacturing facility.  With the consent of the Southwest Bank, this remaining capital commitment by the Company was offset against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

In 2003 the Company also had commitments under various research and development contracts for up to $1.7 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4.

CONTRACTUAL OBLIGATIONS

The following table sets out the Company’s known contractual obligations as specified in the table as of December 31, 2003, the Company’s latest fiscal year-end balance sheet.

Contractual obligations (as at December 31, 2003) (millions of Cdn$)	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Operating lease obligations (i)	$1.6	$0.7	$0.9	-	-
Research and development contracts (ii)	$1.7	$1.3	$0.3	$0.1	-
Total	$3.3	$2.0	$1.2	$0.1	-

(i)

Operating leases comprise the Company’s long-term leases of rental properties, photocopiers, and postage meter;  also included is a 50% interest in the Phyto-Source joint venture long-term leases of postage meter, forklifts and railcars;  Included in operating leases is the Company’s lease commitment relating to the laboratory space at UBC which lease expires in August of 2005.  The premises were sub-leased in 2003 for the duration of the full lease term.

(ii)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products.    See, however, “Forward Looking Statements and Risk Factors That May Affect Future Results” below.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Forbes’ consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 18 to the consolidated financial statements for the year ended December 31, 2003.

In preparing the Company’s consolidated financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based on the information available to the Company at the time that these estimates and assumptions are made.  Actual results could differ from the Company’s estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which the Company believes are the most critical to assist in fully understanding and evaluating its reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2002 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of the Company’s significant accounting policies.

Research and Development  All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

Revenue recognition  The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  The Company’s functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  The Company has a stock-based compensation plan, which is described in note 10(e) of the consolidated financial statements.  Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

The Company accounts for all options granted to employees, including directors, under the settlement method, whereby no compensation cost is recorded for options granted to employees.  Consideration paid by employees as the exercise of stock options is recorded as share capital.  The Company discloses the pro-forma effect of accounting for these awards to employees under the fair value based method.

The Company accounts for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets  Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Disclosure of guarantees  Effective January 1, 2003, the Company adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies.  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board (“FASB”) Interpretation No. 45) but, unlike the FASB’s guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.

  The Company has evaluated the impact of adoption of AcG-14 and the disclosures are include in notes 6 and 9 of the consolidated financial statements.

FORWARD LOOKING STATEMENTS

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (the “OSC”), the British Columbia Securities Commission (the “BCSC”), or any stock exchange also may include forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, research and development, financings, operations, divestitures, products and services; the impact of regulatory initiatives on the Company’s operations; the Company’s share of new and existing markets; general industry and macroeconomic growth rates and the Company’s performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “expected”, “expects,” “promising”, “anticipates,” “believes,” “intends,” “estimates,” “projecting”, “projects”, “planned”, “plans”, “goal”, “scheduled”, “pursuing” and similar expressions or variations thereon, or that events or conditions “will,” “may,” “could” or “should” occur.

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company’s business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

  Need for Additional Funds  As at December 31, 2003, the Company has a cumulative deficit of $56.4 million.  The Company will be expending substantial funds in 2004 and beyond. The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, the Company will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should the Company be unable obtain additional funding, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products. However, if projected sales are not realized, there will be negative effects on the Company’s cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce the Company’s interest in the project or property subject thereto.

  Dependence Upon a Few Customers and Products  Most of the Company’s revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for the Company’s products, or the ability of such customers to meet their contractual obligations may negatively impact the Company’s business and operations.  The supply agreement with the Company’s largest customer is currently scheduled to terminate at the end of 2004, and it is not known at this time whether such agreement will be renewed.   The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on the Company’s sales and revenues.

  Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

  ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell the Company’s products costs or other factors which may make manufacturing or marketing of products impractical and non-competitive unacceptability of the products in the market place

  inability to protect the Company’s intellectual property rights necessary for the research and development,  manufacture and sale of the Company’s products the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company the risk of obsolescence of the Company’s technology

  insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

  Competition  The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company’s products obsolete or uncompetitive prior to recovering its expenses.  The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

  Risks Related to Joint Ventures and Strategic Relationships  The Company is dependent upon joint ventures and strategic relationships, and in particular, on its joint venture relationship with Chusei, to manufacture product, generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company’s future revenues and business.

  Future Revenues and Profitability are Uncertain   The Company’s future revenues and profitability are uncertain for a number of reasons, such as the future demand for the Company’s products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

  Currency Fluctuation  The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations.  At present, the Company does not have any plans to hedge against any currency risk.

  The Company has a History of Losses   For the fiscal year ended December 31, 2003, the Company reported a net loss of $1.1 million and an accumulated deficit of $56.4 million.  The Company anticipates that it will continue to incur significant losses during fiscal 2004 and that it will not reach profitability until after further successful and profitable commercialization of its products.  Even then, the initial losses incurred by the Company may never be recovered.  There can be no assurance that any of the Company’s recently launched products or products currently under development will be commercially successful.

  Need for Growth  The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company’s resources will be able to adequately respond to support such growth.

  Dependence upon Key Personnel  The Company’s ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

  Product Liability, Negative Publicity and Insurance  The Company is exposed to the risk of product liability claims for the use of its products.  The Company’s insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company’s ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

  Political and Economic Risks  The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company’s business and operating results.

  Environmental Risks  The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company’s resources.

  Inflation  The impact of inflation on the Company’s operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company’s filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company’s annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of the Company’s management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

99.1

CODE OF ETHICS

FORBES MEDI-TECH INC.

CODE OF ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

It is the policy of Forbes Medi-Tech Inc. (the "Company") that the directors, officers and employees of the Company (the "Individuals") observe the highest standards of business and personal ethics in the conduct of their duties and responsibilities.  The Individuals must practice honesty and integrity in every aspect of dealing with other Company employees, the public, the business community, stockholders, customers, suppliers and governmental authorities.  The Individuals will abide by this Code of Ethics for Individuals (the "Code") and will adhere to the following ethical principles:

1.

Honest and Ethical Conduct.  Each Individual will act with honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.

Full, Fair, Accurate, Timely and Understandable Disclosure.  Each Individual will make full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission and in other public communications made by the Company.

3.

Compliance with Applicable Laws.  Each Individual will comply with applicable governmental laws, rules and regulations.

4.

Internal Reporting of Conflicts of Interest.  Each Individual will promptly report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Nomination and Corporate Governance Committee.  The Nomination and Corporate Governance Committee will fully investigate and report to the Board of Directors any actual, potential or alleged violations in this Code.

5.

Consequences for non-adherence to the Code.  Any violation of this Code, whether or not material, may have repercussions which could include termination of employment or removal from the Board.

99

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Charles A. Butt, certify that:

I have reviewed this annual report on Form 40-F of FORBES MEDI-TECH INC.;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

4.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: May 19, 2004	By:	/s/ Charles A. Butt Charles A. Butt, Chief Executive Officer

99

CERTIFICATE OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Patricia Pracher, certify that:

I have reviewed this annual report on Form 40-F of Forbes Medi-Tech Inc.;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

4.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: May 19, 2004	By:	/s/ Patricia Pracher Patricia Pracher, Vice President, Finance (Principal Financial Officer)

99

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Charles A. Butt, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 19, 2004

/s/ Charles A. Butt

Charles A. Butt

Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Forbes Medi-Tech Inc. and will be retained by Forbes Medi-Tech Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATE OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Patricia Pracher, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 19, 2004

Patricia Pracher

Patricia Pracher

Principal Financial Officer

A signed original of this written statement required by Section 906 has been provided to Forbes Medi-Tech Inc. and will be retained by Forbes Medi-Tech Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99

CONSENT OF

KPMG LLP

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Forbes Medi-Tech Inc.:

We consent to the use of our report dated March 31, 2004, included in this annual report on Form 40-F.  We also consent to the incorporation by reference in the registration statements (Nos. 333-110910 and 333-112619) on Form F-3 of Forbes Medi-Tech Inc. of our report dated March 31, 2004, which report appears in this annual report on Form 40-F.

Our report dated March 31, 2004 contains additional comments for U.S. readers that states that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated March 31, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

May 19, 2004

KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss nonoperating association.