Form 40-F
period 2004-12-31
FORBES MEDI TECH INC
filed 2005-03-31
CIK 1087477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004                                Commission file number 000-30076

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

As at December 31, 2004, 33,908,395 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

 __   Yes: 82-____________                                         X   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

 X   Yes                                                                         __   No

Explanatory Note: Forbes Medi-Tech Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

•

the need for continued cooperation and performance by our joint venture partner Chusei (USA) Inc.;

•

uncertainties as to the volume and timing of sales of our products;

•

uncertainty as to the outcome or timing of additional pre-clinical studies and clinical trials for FM-VP4;

•

the possibility that we will pursue additional development projects or other business opportunities;

•

the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars;

•

uncertainty as to whether required regulatory approvals will be obtained; and

•

other risks and uncertainties as described under the heading “Risk Factors” beginning on page 21 of our Renewal Annual Information Form for the year ended December 31, 2004 and as described under the heading “Forward Looking Statements And Risk Factors That May Affect Future Results” beginning on page 11 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

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

Currency

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of  United States dollars into Canadian dollars, on December 31, 2004, based upon the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2034.

ANNUAL INFORMATION FORM

The Company’s Renewal Annual Information Form for the fiscal year ended December 31, 2004 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto are included herein as Document 2.

A reconciliation of important differences between Canadian and United States generally accepted accounting principles is contained in the Company’s audited consolidated financial statements, see Note 19 – United States generally accepted accounting principles.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is included herein as Document 3.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to all directors, officers and employees including its Chief Executive Officer, Chief Financial Officer and Controller.  A copy of the Company’s Code of Ethics was attached as Exhibit 99.1 to the Company’s Form 40-F for the year ended December 31, 2003 and filed with the United States Securities and Exchange Commission on May 20, 2004.  The Code of Ethics is available in print to any shareholder who requests it.  Requests may be made to the Company’s offices shown on the face page of this annual report.

All amendments to the Code of Ethics, and all waivers of such code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company’s website is located at www.forbesmedi.com.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth on pages 15 through 19 of the Company’s Management Information Circular dated April 20, 2004 (submitted to the SEC on Form 6-K on April 28, 2004) prepared in compliance with the rules of The Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit, Corporate Governance and Compensation Committee of the Company and practices are set forth on pages 12 and 13 and 15 through 19 of the Company’s Management Information Circular dated April 20, 2004 (submitted to the SEC on Form 6-K on April 28, 2004) and available in print to any shareholder who provides the Company with a written request.

See “NASDAQ Corporate Governance” below for a description of certain differences between NASDAQ corporate governance requirements and those followed by the Company.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2004 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Percy Skuy

Joe Dunne

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The Company’s fees paid to its independent auditor, KPMG LLP for the years ended December 31, 2004 and December 31, 2003 are set forth below:

	Years ended December 31
	2004	2003
Audit	$132,781	$143,696
Audit-Related	85,075	Nil
Tax	11,775	2,500
All Other Fees	Nil	Nil
Total	$229,631	$146,196

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

No fees were paid to KPMG LLP for services that would be disclosed under the category and "All Other Fees."

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2004 information with respect to the Company’s known contractual obligations.

Contractual obligations (as at December 31, 2004) (millions of Cdn$)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Demand loans (i)	$1.5	$1.2	$0.3	-	-
Capital Leases (ii)	0.6	0.1	0.2	$0.3	-
Operating lease obligations (iii)	1.0	0.6	0.4	-	-
Research and development contracts (iv)	1.1	0.8	0.3	-	-
Total	$4.2	$2.7	$1.2	$0.3	-

(i)

the Company’s 50% joint venture interest in Phyto-Source term loan and revolving line of credit

(ii)

the Company’s 50% joint venture interest in Phyto-Source capital leases

(iii)

Operating leases comprise the Company’s long-term leases of rental properties, photocopiers, and postage meter; also included is a 50% interest in the Phyto-Source joint venture long-term leases of postage meter, forklifts and railcars; included in operating leases is the Company’s lease commitment relating to the laboratory space at UBC which lease expires in August of 2005.  The premises were sub-leased in 2003 for the duration of the lease term.

(iv)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

In January 2005, the Company entered into contract with a European based research organization, to conduct a 90 day toxicity study for its cholesterol-lowering drug, FM-VP4, as a precursor to the US based Phase II human trials. The contract is for  €0.8 million ($1.3 million) and is expected to be fully completed by August 2005.

For additional information related to the Company’s obligations and commitments see note 12 in the Company’s audited consolidated financial statements (Document 2).

NASDAQ CORPORATE GOVERNANCE

The Company is foreign private issuer and its common shares are listed on the NASDAQ National Market (“NASDAQ”).  NASDAQ Rule 4350 (a)(1) permits a foreign private issuer to follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer shall: comply with Rules 4350(b)(1)(B), 4350(j) and 4350(m), have an audit committee that satisfies Rule 4350(d)(3), and ensure that such audit committee's members meet the independence requirement in Rule 4350(d)(2)(A)(ii). A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 shall disclose in its annual reports filed with the Commission each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

The Company does not follow Rule 4350(f) (shareholder quorum) or 4350 (i) (shareholder approval) but instead follows its home country practice, as described below.

Shareholder Meeting Quorum Requirement:  The NASDAQ minimum quorum requirement under Rule 4350(f) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock.  In addition, a company listed on NASDAQ is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its By-Laws.  A quorum for a meeting of shareholders of the Company is shareholders or proxyholders holding a percentage of the issued and outstanding shares entitled to be voted at the meeting of between 5 and 33 1/3 percent, such percentage to be determined by the directors prior to the meeting.  The directors have traditionally determined the percentage for shareholder meetings to be 5 percent.

Shareholder Approval of Issuance of Shares: The NASDAQ requires that shareholder approval be obtained for the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.   In January, 2004, the Company issued securities convertible into approximately 26% of the common shares of the Company outstanding prior to such issuance.   The shareholders of the Company had previously authorized the Company, at the Annual General Meeting held May 29, 2003, to issue by private placement within the following 12 months, such number of securities which would result in the Company issuing or making issuable up to 100% of the common shares of the Company outstanding as at April 20, 2003.  The securities issued in January, 2004 were well within this limit.  Accordingly, specific shareholder approval to the private placement in January, 2004, was not required.   Subsequently, the shareholders of the Company again authorized the Company, at the Annual General Meeting held May 26, 2004, to issue by private placement within the following 12 months, such number of securities which would result in the Company issuing or making issuable up to 100% of the common shares of the Company outstanding as at April 20, 2004 (the “Advance Approval”).  Following the expiry of this Advance Approval in May, 2005, the Company will follow the guidelines of the Toronto Stock Exchange for shareholder approval of private placements of common stock (or securities convertible into or exercisable for common stock).  Such guidelines generally require that security holder approval be obtained for private placements for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price.

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2004
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2004 and 2003;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002;
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002;
Notes to Consolidated Financial Statements.
3.	Management Discussion and Analysis
EXHIBITS
99.1	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99 .5	Consent of KPMG LLP

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

FORBES MEDI-TECH INC.
By /s/Charles A. Butt

Charles A. Butt, Chief Executive Officer

Date: March 29, 2005

1.

RENEWAL ANNUAL INFORMATION FORM OF FORBES MEDI-TECH INC.

FORBES MEDI-TECH INC.

Suite 200, 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone: (604) 689-5899

Fax:  (604) 689-7641

Website:  www.forbesmedi.com

RENEWAL ANNUAL INFORMATION FORM

March 30, 2005

TABLE OF CONTENTS

BASIS OF PRESENTATION

FORWARD-LOOKING STATEMENTS

CORPORATE STRUCTURE

Name and Incorporation

Organizational Structure

GENERAL DEVELOPMENT OF THE BUSINESS

Current Focus

Three-Year History

Year Ended December 31, 2002

Year Ended December 31, 2003

Year Ended December 31, 2004

Subsequent Events

DESCRIPTION OF THE BUSINESS

Our Mission

Cardiovascular Disease

Cardiovascular Disease and Cholesterol

About Cholesterol

Treatment and Prevention of LDL Cholesterol: Two Approaches

Drug Therapy Approach

FM-VP4

VPx Library of Compounds

FM-VP4 Related Research

Competition

Lifestyle Changes Approach

ReducolTM and Phyto-S-Sterols

Phytosterol and Other Revenue

Commercial Production of Reducol™ and Phyto-S-Sterols

Reducol™ and Functional Foods

Reducol™ and Dietary Supplements

Competition

Marketing Activities

Technology Licenses Granted to the Company

Research and Development

Government Regulation

Pharmaceuticals

Nutraceuticals

Intellectual Property

Employees

RISK FACTORS

DIVIDENDS

CAPITAL STRUCTURE

Share Capitalization

Common Shares

Preferred Shares

MARKET FOR SECURITIES

Trading Price and Volume

Prior Sales

DIRECTORS AND EXECUTIVE OFFICERS

LEGAL PROCEEDINGS

Patent Oppositions

Trademark Oppositions

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENTS AND REGISTRARS

MATERIAL CONTRACTS

INTERESTS OF EXPERTS

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

Composition and Relevant Education and Experience

Pre-Approval of Non-Audit Services

External Auditor Service Fees (By Category)

ADDITIONAL INFORMATION

BASIS OF PRESENTATION

In this Annual Information Form, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Phyto-Venture, LLC and Phyto-Source LP, or any one of them as the context requires.

Our functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

The financial statements of our integrated foreign subsidiaries and joint ventures have been translated into the Canadian dollar functional currency using the temporal method.  Under this method, the financial statements are translated as follows: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

Unless otherwise stated, the information set forth in this annual information form is as of March 29, 2005.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements concerning anticipated developments in our business, our plans, objectives and expectations, and projected sales volumes, revenues, capital, research and development, manufacturing, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as, "anticipates," "expected", "future", "planned", "towards", "outlook", "forecasted", "new", "possible", "projected", "further", "opportunity", "continues", "intends," "potential", and similar expressions or variations thereon, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  See “Risk Factors” for a discussion of some of the risks, uncertainties and other factors which may cause our actual results to vary materially from current results or our anticipated future results. Forward-looking statements are based on the beliefs, opinions, assumptions and expectations of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions or expectations or other circumstances should change.

CORPORATE STRUCTURE

Name and Incorporation

Forbes Medi-Tech Inc. was incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, we changed our focus from mining exploration to pharmaceutical research and development and, accordingly, changed our name to “Forbes Medi-Tech Inc.” on July 8, 1992.  We were continued under the Canada Business Corporation Act on April 11, 2001 and our previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws.

We are currently authorized to issue 200,000,000 common shares and 50,000,000 preferred shares, of which 10,000,000 have been designated the Series A Convertible Preferred Shares (the “Series A Shares”).  Our Articles were amended effective December 23, 2003 to designate the rights, privileges, restrictions and conditions attaching to the Series A Shares.  In January, 2004, 5,375,000 Series A Shares were issued by way of private placement (see “General Development of the Business – Three Year History –Year Ended December 31, 2004”).  In April 2004, a total of 5,375,000 Series A Shares were converted, for no additional consideration, into common shares on a 1:1 basis, such that there are currently no preferred shares outstanding.

Our head office, as well as our registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  Our telephone number is (604) 689 – 5899.

Organizational Structure

Subsidiaries  We have three wholly-owned subsidiaries as follows:

•

Forbes Medi-Tech (USA) Inc. (“Forbes USA”) was incorporated under the laws of the state of Delaware on December 8, 2000 and holds, directly and indirectly, our 50% interest in Phyto-Source LP, a Texas Limited Partnership.

•

Forbes Medi-Tech Capital Inc. (“Forbes Capital”) was incorporated pursuant to the provisions of the Company Act (British Columbia) on July 22, 1999.  This subsidiary function was to invest funds on our behalf.

•

Forbes Research & Manufacturing Inc. (“Forbes Research”) was incorporated pursuant to the provisions of the Canada Business Corporations Act on December 1, 1998.  Forbes Research was formed to operate our pilot manufacturing process development plant for phytosterol products in Amqui, Quebec.  We sold the Amqui plant in August 2002 for staged payments of $1.6 million.  Our phytosterol products are currently manufactured by Phyto-Source LP (see “Associates” below).

Associates  We also have interests in a Texas limited liability company and a Texas limited partnership as follows:

•

Phyto-Venture, LLC (the “LLC”) was incorporated as a limited liability company under the laws of the State of Texas on December 14, 2000.  Forbes USA and Chusei (U.S.A.) Inc. (“Chusei”) each own 50% of the LLC.

•

Phyto-Source LP (“Phyto-Source”) was established as a limited partnership under the laws of the State of Texas on July 17, 2001. The LLC is the general partner of Phyto-Source and holds a 1% partnership interest in Phyto-Source.  Chusei and Forbes USA each hold a 49.5% limited partnership interest in Phyto-Source.

Our current organizational structure is illustrated as follows.  Percentages shown are the percentage ownership interest we have in the relevant entity.  Solid lines indicate a 100% interest; dotted lines indicate an interest less than 100%.

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
49.5% Limited Partnership Interest
Phyto-Source LP
A Limited Partnership formed under the laws of Texas

GENERAL DEVELOPMENT OF THE BUSINESS

Current Focus

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.

Our main products under development or commercialization include:

•

FM-VP4, our cholesterol-lowering pharmaceutical drug candidate, which is within a new class of cardiovascular pharmaceuticals known as cholesterol absorption inhibitors; and

•

our branded nutraceutical ingredient, Reducol™, and our non-branded nutraceutical ingredients, referred to by us as “Phyto-S-Sterols,” which are food and dietary supplement ingredients, intended for use as part of a “lifestyle changes” approach to lowering of LDL cholesterol.

Our current research activities are primarily focused on cholesterol-lowering and other cardiovascular health benefits.

In addition, we have a 50% interest in Phyto-Source LP.  This limited partnership is a joint venture of Forbes USA and Chusei.  Established in 2001, Phyto-Source LP has constructed and operates a dedicated  phytosterol manufacturing facility near Houston, Texas.   Currently, all of our nutraceutical ingredients originate from Phyto-Source using a proprietary purification and extraction process.

Three-Year History

In the last three years, we have consolidated and streamlined our operations, divested ourselves of non-core technology and other assets, further advanced the development of FM-VP4, our lead pharmaceutical drug candidate, and grown our nutraceutical business.

The principal events that have influenced the general development of our business in these last three years include the following:

Year Ended December 31, 2002

FM-VP4 Clinical Trials

In January, 2002, we announced that we had initiated a Phase I clinical trial of our novel cholesterol-lowering pharmaceutical, FM-VP4, at the Academic Medical Centre in Amsterdam.   Subsequently, in August, 2002, we announced that we had received approval from the Medical Safety Review Panel of the Academic Medical Center in Amsterdam to initiate the Phase II component of our clinical trial on FM-VP4.

Acquisition of Rights to Reducol™

In June, 2002, we entered into the Assignment Agreement with Novartis Consumer Health, SA to acquire rights to Reducol™, including rights previously licensed to Novartis by us, for US$2.5 million.  The net payment to Novartis of US$2 million was paid over time, with the final payment made in 2003.

Phyto-Source manufacturing facility and supply contracts

On January 15, 2002, we announced that together with our joint venture partner, Chusei, we had essentially completed construction of the Phyto-Source LP US$16.2 million, 55,000 square foot dedicated wood sterol manufacturing plant near Houston, Texas.  See “Description of the Business – Lifestyle Changes Approach – Commercial Production of Reducol™ and Phytosterols”.  Later that same year, in September, 2002, we announced that contracts had been obtained for over 80% of the manufacturing plant’s capacity.

Phyto-Source Financing

Financing of the development of Phyto-Source LP continued during 2002.  In 2002, we advanced $2.4 million for capital and working capital to Phyto-Source LP.

Sale of Quebec Pilot Plant

We entered into an agreement for the sale of our manufacturing pilot facility in Amqui, Quebec for $1.6 million.  On closing, we received proceeds of $0.3 million, net of disposal costs of $0.1 million, and a note receivable of $1.2 million payable in one lump-sum payment of $0.35 million plus interest in May 2003, with the remainder payable by monthly installments beginning September 2002 and ending August 2009. In October 2004, the note receivable was amended to defer the monthly payments of the principal portion of the note receivable for the period from June 2004 until June 2005, at which time, a lump-sum payment of the deferred principal in the amount of $0.12 million is due, and monthly principal and interest installments will recommence to the end of the agreement in August 2009.

Out-Sourcing of Research and Development

During the year, we moved all of our research programs out of our laboratory facility on the UBC campus in order to outsource our research to selected universities and contract research organizations.

AD and ADD Technology

In 2002, we spent $0.8 million on auxiliary equipment financing pursuant to our commitment to our contract manufacturer of androstenedione (AD) and androstadienedione (ADD).  Further activities regarding the processing of AD and ADD were suspended during the year as we focused on the possible licensing and/or divestiture of the AD/ADD technology.

Private Placements

In 2002, net cash of $1.1 million was provided by two private placements of common shares and warrants.

Year Ended December 31, 2003

FM-VP4 Clinical Trials

In January, 2003, we announced that our Phase I study of FM-VP4 in Amsterdam established the safety and tolerability of FM-VP4 over the dose ranges studied, and that dosing of subjects had commenced for the Phase II clinical trial, also being conducted at the Academic Medical Centre in Amsterdam.

Nutraceutical Regulatory Approvals

Two significant regulatory initiatives occurred during 2003.  In February, we announced that we had received a letter from the US Food and Drug Administration (FDA) which will allow the use of the phytosterol heart-health claim approved by the FDA to be applied to our range of phytosterol products, including Reducol™, on an interim basis pending a final ruling. On December 12, 2003, we announced that a report had been issued by the European Food Safety Agency concluding that Forbes' cholesterol-lowering ingredient, Reducol™, be accepted for use in foodstuffs provided total phytosterol intakes do not exceed 3 g/day. The report was in response to our application for use of Reducol ™ in milk-based drinks. This was the first step in a three-part process to allow us to sell our cholesterol-lowering ingredients in Europe. The second and third steps were achieved in 2004 and the first quarter of 2005.

Nutraceutical Sales Agreements

In March, 2003, we announced that we had extended our supply and licensing contract for up to three years with Pharmavite LLC for the continued sale of Reducol™, the branded cholesterol lowering ingredient in one of Pharmavite's leading dietary supplements, Nature Made’s® Cholest-Off™.  The original license agreement with Pharmavite had been assigned to Forbes by Novartis in 2002 in connection with Forbes’ acquisition  of the rights to Reducol™.

Phyto-Source – Debt Repayment and Restructuring

In August 2003, Phyto-Source LP, our 50–50 manufacturing joint venture with Chusei, repaid US$3.0 million of the original US $4.0 million loan we made to the joint venture in 2001.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank (formerly the Southwest Bank of Texas) under a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  Amegy Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei.   Phyto-Source continues to owe Forbes USA US $1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.

Phyto-Source Expansion

On December 9, 2003, we announced that we had initiated the expansion of our joint venture's manufacturing facility near Houston, Texas. The Phyto-Source LP plant's capacity was to be increased by 50% to 1,500 metric tonnes per annum based on the demand for phytosterol-based products including Reducol™ and Phyto-S-Sterols. The plant expansion cost was self-funded from revenue generated by the Phyto-Source joint venture with a portion of the new equipment cost financed by way of a capital lease from SWBT Capital, LLC and guaranteed by the joint venture partners, Forbes USA and Chusei. The expansion was completed in 2004.

Sale of AD and ADD Technology

Following our decision in late 2002 to re-focus our business on core sterol technology, we discontinued research and development of pre-cursor steroid compounds.  Accordingly, in April 2003, we announced that we had sold our pharmaceutical fine chemicals technology, which centered on process technologies for the production of the steroid intermediates AD and ADD.  We received gross proceeds of US $1.9 million for the sale.  Included in the sale was technology which was originally licensed to us by UBC in 1995.  In order to facilitate the sale, UBC assigned the licensed technology to us in consideration for our issuance to UBC of 25,000 common shares plus US $44,800.  In addition, we paid finders’ fees to third parties in connection with the AD and ADD sale transaction of US $190,000.

Agreements with Cavendish Analytical Laboratories

We announced on October 22, 2003 that we had entered into a series of agreements with Cavendish Analytical Laboratory Limited (Cavendish) of Vancouver, British Columbia to conduct further research activities for Forbes complementary to the Canadian Institutes of Health Research (“CIHR”) project, and for the lease from us by Cavendish of certain equipment and the sublease by Cavendish of most of our laboratory facilities at UBC.   Cavendish also purchased certain laboratory equipment from us at a price of $305,000.  The research agreement signed by us and Cavendish is for a two-year period and requires Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.    Cavendish is paying us approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of our total 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200,000.    Our lease of the laboratory space, which currently has a monthly rent of approximately $22,000,  will expire in August, 2005.

Debt Repayments

In December 2003, we repaid a $1 million convertible debenture due December 19, 2003 and paid all amounts owed to Novartis in connection with our acquisition of rights to Reducol™.  See “General Development of the Business – Three Year History – Year Ended December 31, 2002 – Acquisition of Rights to Reducol™.”

Private Placements

We raised US $4.81 million in equity financing in September, 2003 by way of a private placement, resulting in the issuance of 3,238,634 common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then-current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of our Company at US$1.85 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  A total of 254,458 brokers’ warrants were also issued in connection with the placement.  The brokers’ warrants have the same terms as the warrants issued to investors.   In 2003, all brokers’ warrants issued in connection with the September 2002 special warrant financing were exercised for proceeds of $0.1 million.

Year Ended December 31, 2004

FM-VP4 Phase II Clinical Trial

In April, 2004, we announced preliminary results of the Phase II clinical trial of our cholesterol-lowering compound, FM-VP4, completed at the Academic Medical Centre in Amsterdam. The trial's primary efficacy endpoint of significantly lowering low-density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.

We are currently proceeding with our plans for a U.S. Phase II clinical trial of FM-VP4, following on the results of the European study.  See “Description of the Business – Drug Therapy Approach - FM-VP4”.

Nutraceutical Regulatory Approvals

On April 14, 2004, we announced that the European Commission has published regulations concerning the labeling of foods and food ingredients with added phytosterols, phytostanols or their respective esters. We announced in December 2003 that our non-genetically modified, cholesterol lowering food ingredient, Reducol™, was accepted for use in foodstuffs by the European Food Safety Authority (EFSA) as the first of a three step approval process. The second step was this publication of labeling regulations.  The third and final step was achieved in November, 2004, when a European Commission decision was issued authorizing the use of Reducol™ in milk-based beverages.  This initial decision authorizing the use of Reducol™ established the basis for the more recent European Union regulatory approval of Reducol™ in several additional food groups.  (See “General Development of the Business – Three Year History - Subsequent Events- Nutraceutical Regulatory Approvals”).

Nutraceutical Sales Agreements

In March, 2004 we announced that we had signed a licensing and distribution agreement for our cholesterol-lowering ingredient, Reducol™, with Marco Hi-Tech JV LLC of New York, N.Y. Under the terms of the co-exclusive four-year contract, we will supply Reducol™ to Marco Hi-Tech for distribution to dietary supplement manufacturers. These manufacturers are expected to incorporate the ingredient into a variety of cholesterol-lowering supplements to be sold in natural health food stores across the United States.

In September 2004 we announced that we had secured a sterols sales agreement for US $24.4 million over a three-year period beginning in January 2005. This new customer agreement is between our manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company.

Following approval of Reducol™ for sale in milk-based products in Europe in November 2004, we announced sales and licensing agreements with two European companies.  We agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company.  Further, a 5-year sales and licensing agreement with Fayrefield Foods of Crewe, UK was concluded with an expectation to expand into applications for other food groups upon regulatory approval.

Expansion of Phyto-Source Manufacturing Plant

In support of the expanded business opportunities in Europe, we completed the expansion of our 50-50 manufacturing joint-venture facility, Phyto-Source, from 1,000 to 1,500 metric tonnes per annum in December 2004.  The plant expansion was self-funded from cash generated by the Phyto-Source joint venture with a portion of the new equipment cost financed by way of a capital lease from SWBT Capital, LLC and guaranteed by the joint venture partners, Forbes USA and Chusei.

Private Placement

On January 6, 2004, we completed a private placement of units to raise US$10.75 million resulting in the issuance of 5,375,000 Series A Shares at a price of US$2 per share (approximately Cdn$13.8 million and Cdn$2.76 per share, based on then-current exchange rates), with 1,612,500 warrants attached.  Each Series A Share is convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of our Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.   In connection with this private placement, we also issued affiliates of a US registered broker warrants exercisable to acquire 146,250 common shares as an advisory fee.  These warrants have the same terms as the warrants issued to investors.

In April 2004, all 5,375,000 Series A Shares then-outstanding were converted into 5,375,000 common shares for no additional consideration.  There are currently no preferred shares of our Company outstanding.

Sale of AD/ ADD Technology

In January 2004, we received the final US $950,000 of the total US $1.9 million gross proceeds from the sale  of our AD/ADD technology.

Advisory Boards and Cardiovascular Health Expertise

In 2004, we appointed a number of leaders in Cardiovascular and Metabolic Syndrome research to our Medical & Scientific Advisory Board, including Steven E. Nissen, M.D., Daniel J. Rader, M.D., Thomas A. Pearson, M.D., M.P.H., Ph.D., and Dr. Steven Haffner, M.D.  Dr. Nissen became Chairman of the MASB in November 2004, following the resignation of the former Chairman, Dr. Eric Topol.

Subsequent Events

FM-VP4

On February 1, 2005, we announced that we had commenced a 90-day toxicity study for FM-VP4, which is an important precursor to our US Phase II trials for FM-VP4 and an opportunity to further demonstrate the drug's positive safety profile.

Nutraceutical Regulatory Approvals

In March 2005, we announced that we received an opinion of substantial equivalence from European regulatory authorities allowing us to market Reducol™ in a variety of approved food groups including: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat  (12% or less) cheese type products, yoghurt type products, spicy sauces, and salad dressings. The substantial equivalence notification followed the November 2004 approval for the use of Reducol™ in milk-based drinks.

DESCRIPTION OF THE BUSINESS

Our Mission

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.

Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

Cardiovascular Disease

The cardiovascular disease market continues to be one of the largest, with increasing prevalence in the developed and developing worlds.  While cardiovascular disease represents the largest number of deaths attributable to diseases worldwide (World Health Organization: Atlas of Disease and Stroke: 2004), patients are now living longer with the disease, which hosts a plethora of risk factors and interdependent manifestations.  As a result, long-term management, and complexity and diversity in approach, are required.

A major symptom of cardiovascular disease is a build-up of atherosclerotic plaque in the arteries, which can lead to heart attack or stroke. Angioplasty and by-pass surgery are often used to treat severe cases. Sufferers of cardiovascular disease also have higher incidence of diabetes, obesity, Alzheimer’s and a number of other debilitating illnesses.

Cardiovascular Disease and Cholesterol

It is well recognized that an elevated level of total blood cholesterol is an independent risk factor for cardiovascular disease, including coronary heart disease, and that the reduction of high blood cholesterol can significantly reduce one of the major risks for these diseases.

About Cholesterol

According to the American Heart Association, it is estimated that over 100 million adults in the United States alone have cholesterol levels, which are considered high or borderline-high (www.americanheart.org (2003)).  Cholesterol is a substance found among the fats in the bloodstream and in the body’s cells (often referred to as lipids). Lipids are an important part of a healthy body because they are a constituent of cell membranes, and are used to form certain hormones. Cholesterol and other lipids cannot dissolve in the blood as they have to be transported to and from tissues by special carriers called lipoproteins. There are several types of lipoproteins, but the primary focus is on low-density lipoprotein (“LDL” or “bad”) cholesterol and high-density lipoprotein (“HDL” or “good”) cholesterol.

LDL is a major cholesterol carrier in the blood. When a person has a high amount of LDL cholesterol circulating in the blood, cholesterol can slowly build-up within the walls of the arteries that feed the heart and brain. Together with other substances, it can form an atherosclerotic plaque, a thick, hard deposit that is often referred to as hardening of the arteries. The formation of a clot in the region of this plaque can block the flow of blood to parts of the heart muscle and cause a heart attack. If a clot blocks the flow of blood to part of the brain, the result is a stroke. That is why LDL cholesterol is often called “bad” cholesterol.

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

Treatment and Prevention of LDL Cholesterol: Two Approaches

According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (Adult Treatment Panel III or ATP III) (the “NCEP 2001 Report”), (National Institutes of Health Publication No. 01-3670, May, 2001), the two major methods of LDL-lowering therapy are therapeutic lifestyle changes (TLC) and drug therapy.

We have developed products for both the drug therapy and the lifestyle changes approach, thus targeting a full range of healthcare professionals dealing with cardiovascular disease. Specifically, we are developing our pharmaceutical candidate, FM-VP4, as a cholesterol-lowering drug therapy, either alone or in combination with a statin.  In addition, we have developed Reducol™ and Phyto-S-Sterols as cholesterol-lowering food and dietary supplement ingredients or “nutraceuticals”, which we believe are continuing to gain popularity as part of the lifestyle changes approach to lowering of LDL cholesterol.

Both our product approaches to LDL cholesterol-lowering involve agents that have a tolerable side effect profile.  To date, our scientific platform and core expertise has been based on plant sterols, also known as phytosterols, which are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees.  Plant sterols have commercial applications as cholesterol-lowering agents and other pharmaceutical applications.

Drug Therapy Approach

Cholesterol-lowering drugs have become the world’s top-selling pharmaceuticals due to the significant health risk of high blood cholesterol.  The market is dominated by the statin class of drugs, which suppress an enzyme (HMG-CoA reductase) produced by the liver that is necessary for the synthesis of cholesterol.  Not only do some patients fail to respond to the statin treatment as intended, the consumption of statins has also exhibited a number of potential side effects such as organ damage, stomach cramps, pain and/or constipation, and, in rare cases, rhabdomyolysis (a deterioration of muscle tissue) and even death.  The leading drugs in the statin category include Lipitor™ (Pfizer) and Zocor™ (Merck).  Also on the market are Mevacor™ (Merck), Pravachol™ (Bristol Myers Squibb), Lescol™ (Novartis Pharmaceuticals) and Crestor™ (Astra Zeneca).

FM-VP4

With FM-VP4, we are targeting a US$23 billion anti-dyslipidemics market, primarily directed at lowering LDL and total cholesterol.  This market is expected to grow at a compounded annual growth rate of 8%, reaching over US$41 billion by 2011 (Datamonitor, December 2003), despite increasing availability of generic statins.  Although statins dominate the cholesterol-lowering market, many patients are not reaching target lipid levels with statins.

FM-VP4 is a cholesterol absorption inhibitor, a new class of cholesterol-lowering pharmaceutical, and may have application as a monotherapy, an adjunct therapy to other cholesterol-lowering drugs, and, perhaps more importantly, a combination therapy with statins.  According to Datamonitor (December 2003) the statin combination market is expected to grow at a compound annual growth rate of 44% reaching US$4.7 billion in 2011.

FM-VP4 is a novel analogue of phytostanols, which has shown dramatic lipid-lowering and anti-atherosclerotic properties in pre-clinical trials.  FM-VP4 is based on phytosterol compounds (phytostanols analogue) that have a similar molecular composition to cholesterol and is believed to inhibit cholesterol absorption in the small intestine.  We believe that FM-VP4 offers the potential to contribute significantly to the lipid lowering market that is currently dominated by the statin class of drugs.  In that regard, a 2004 update to the NCEP 2001 Report (the “NCEP 2004 Update”),  acknowledges that a combination of lower doses of statins with other drugs or products, including plant sterols/stanols, can achieve reductions of LDL cholesterol similar to those achieved with standard doses of statins.  The update, published in the July 13 issue of Circulation: Journal of the American Heart Association, is based on a review of 5 major clinical trials of statin therapy conducted since the release of the NCEP’s cholesterol guidelines in the NCEP 2001 Report.

In April, 2004, we announced the results of our Phase I/II clinical trial of FM-VP4 undertaken at the Academic Medical Center, University of Amsterdam.  The Phase I/II trial was a randomized, double blind, placebo controlled dose-ranging study designed to establish the safety, efficacy and optimal dose of FM-VP4 in subjects with moderately elevated cholesterol levels.

The goal of the Phase I study was to establish safety and tolerability of the medication.  On January 27, 2003, we announced the Phase I results, which clearly established the safety and tolerability of FM-VP4 over the dose ranges studied.  Even at the highest dosage levels (2000 mg), no serious adverse events were reported, thereby emphasizing the excellent safety profile of the drug.

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

We intend to proceed with a Phase II Study of FM-VP4 in the United States involving an expanded number of participants, a longer trial duration and more focused dosage range.  The U.S. Phase II clinical trial design will focus on identifying the reduction in LDL cholesterol produced by FM-VP4 with a target reduction of 15% of LDL-choesterol in comparison to baseline.  To support this planned trial, we have recently commenced a 90 day preclinical toxicology study, and currently anticipate filing of an investigational new drug (IND) application with the U.S. FDA and commencing our U.S. Phase II trial later this year.

VPx Library of Compounds

The VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.  These compounds may have additional benefits such as lowering of triglyceride levels, increasing HDL (good cholesterol) levels, and anti-obesity, anti-diabetic, and anti-inflammatory indications.  The exploration of different indications provides us not only with a foundation for further research but also the potential to enter into new segments of the health market.  Each of these health care market segments is both substantial in size and shows a need for the development of new and better products.

In July 2004, we announced the addition of two novel cholesterol absorption inhibitors to our drug development program.  The first compound, FM-VA12 is a novel single molecular entity that has been shown in animal studies to inhibit cholesterol absorption. The second compound, FM-VP24, is a novel analogue, which early stage research shows inhibits cholesterol absorption while also exhibiting anti-inflammatory activity.  These compounds were identified for further pre-clinical work from our FM-VPx Library of Compounds, which we continue to investigate for additional drug development candidates.

FM-VP4 Related Research

We have continued research jointly with UBC to study the mechanism of action of sterol-based pharmaceuticals on cholesterol absorption with a focus on FM-VP4 and related compounds.  The initial $1 million three-year joint research project, which commenced in 2001, was funded in part (approximately $280,000) with a grant from the Canadian Institutes of Health Research.  This research program was extended in August, 2004 for an additional 3 years at a total estimated cost to us of  approximately $630,000.

Competition

There are several categories of cholesterol-lowering drugs including bile acid sequestrants, fibric acid derivatives, nicotinic acid, and HMG CoA reductase inhibitors (statins). Studies in the late 1980s that demonstrated a reduction in mortality with use of drugs to reduce cholesterol coincided with the development of the statins, which have become the dominant class of cholesterol-lowering drugs.  Our competition in this area includes large pharmaceutical companies such as Bristol-Myer Squibb Company, Pfizer, Schering-Plough, Merck & Co., Novartis, and AstraZeneca AB.

Selective cholesterol absorption inhibitors are a new class of drugs for lipid management.  Our drug candidate, FM-VP4, falls into this class.  Merck and Schering-Plough have also developed a drug in this class, ezetimibe, (brand name Zetia™) which is being marketed in the US and the EU.  Merck and Schering-Plough are now also marketing a combination drug, Vytorin™, which combines the cholesterol absorption inhibitor, Zetia™, with Zocor™, a cholesterol-lowering statin drug.

The treatment of dyslipidemia and prevention of atherosclerosis are very active areas for research and development, with most major pharmaceutical companies involved.

Lifestyle Changes Approach

It is now well recognized that certain lifestyle changes, such as improved diet, weight reduction, physical activity, and quitting smoking, can help to reduce a person’s risk for cardiovascular disease.  In that regard, the NCEP 2001 Report recommends a multifaceted lifestyle approach to help reduce risk for coronary heart disease. Included in the essential components of this approach for enhancing LDL lowering are plant stanols/sterols (2 g/day) or increased viscous (soluble) fiber (10-25 g/day).

We have developed Reducol™ and other phytosterol compositions referred to as “Phyto-S-Sterols” for use in the “lifestyle changes approach” as part of the plant stanols/sterols option for enhancing LDL lowering.  Reducol™ and Phyto-S-Sterols are plant sterol based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process, and are produced by us through a proprietary extraction and purification process.

Both Reducol™ and Phyto-S-Sterols can be classified as nutraceuticals, being ingredients extracted from natural sources which are incorporated into food or into capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease.  Included in the broad category of nutraceuticals are both functional foods and dietary supplements.  Functional foods are generally conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Dietary supplements are products intended to supplement the diet which are ingested in dosage form, which may contain a nutraceutical.

According to the Nutrition Business Journal (NBJ), the 2002 US functional food market represented US$20.6 billion and dietary supplements accounted for US$18.5 billion.

We believe that the growth in this industry is fueled by factors such as: (i) increased awareness of the link between diet and health; (ii) aging populations in developed countries; (iii) governments seeking to reduce healthcare costs; (iv) food and beverage manufacturers seeking product differentiation; and (v) scientific studies linking ingredients to health benefits.

The NCEP 2004 Update  reported that therapeutic lifestyle changes remain an essential modality in the clinical management of high LDL cholesterol.   In addition, it acknowledges that in cases where standard doses of statin drug therapy fail to achieve optimal LDL cholesterol reduction, a maximizing of dietary therapy, including the use of plant stanols/sterols, combined with a standard dose of statin may be sufficient to attain the desired goal in some patients, thus providing an alternative to increasing the statin dosage or combining the statin with other drugs.

ReducolTM and Phyto-S-Sterols

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

As cholesterol-lowering agents, we believe that there are a number of positive aspects to Reducol™ and Phyto-S-Sterols such as:

•

the ability to help reduce total and LDL cholesterol;

•

a favourable safety profile;

•

an absence of taste and odor;

•

the ability to be incorporated into a wide variety of fatty, low-fat and no-fat foods and beverages;

•

their origin from natural and non-genetically modified plant constituents;

•

the ability to be incorporated into certain foods without esterification; and

•

the abundance of forest industry by-products which serve as a base material for phytosterols (although much of the tall oil pitch supply market has now been secured by long-term contracts, such that there are only a few suppliers of pitch that we can access – see “Risk Factors  - Risks Relating to Supply and Re-Sale of Raw Materials”.)

We believe that cholesterol-lowering nutraceutical products are proving attractive, not only to those people with confirmed high cholesterol levels, but also to a large population of consumers concerned about their overall health regardless of their cholesterol levels, since these kinds of products may have value in the prevention and risk reduction of cardiovascular disease.

Phytosterol and Other Revenue

In the years ended December 31, 2004, 2003 and 2002, we reported revenue (in thousands of dollars) as follows:

Year Ended

     Year ended

Year Ended

December 31,

December 31,

December 31,

2004

2003

2002

Revenue:

Sales

$

17,046

$

13,909

$

6,852

Licensing

151

208

941

____________

____________

____________

Phytosterol revenues

$

  17,197

$

14,117

$

7,793

Interest and other

374

150

187

____________

____________

____________

$

17,571

$

14,267

$

7,980

All of our phytosterol revenues were derived from sales to arms-length customers, other than controlling shareholders, joint ventures in which we are a participant or entities in which we have an investment accounted for by the equity method.

Commercial Production of Reducol™ and Phyto-S-Sterols

During 2001, we formed Phyto-Source LP, a limited partnership joint venture with Chusei, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.  We and Chusei each have a 50% interest in Phyto-Source.

The plant was originally completed in 2002 at an annual capacity of 1,000 metric tonnes.  In 2004, the plant’s annual capacity was increased to 1,500 metric tonnes based on the demand for Reducol™ and Phyto-S-Sterols. The plant expansion cost has been self-funded from cash generated by the Phyto-Source joint venture with a portion of new equipment cost financed by way of a capital lease from SWBT Capital, LLC and guaranteed by the joint venture partners, Forbes USA and Chusei.

In 2004, the bulk of our phytosterol revenues were earned from sales to three main customers. In June 2004, we announced the renewal of a major phytosterol agreement between Phyto-Source LP and a large multinational company. The renewed contract is effective through the end of 2005.  In September 2004, we announced that we had secured an additional phytosterol supply agreement between Phyto-Source LP and another leading multinational ingredient company.  This agreement is for US$24.4 million over a three year period, commencing January 2005.  Accordingly, revenues from this latter agreement will be reflected in future periods.

We are in negotiation with potential customers internationally to expand our customer base.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for our account, with sales to third parties made solely by us.  In 2004, the joint venture partners informally agreed that Phyto-S-Sterols would be manufactured for sales directly by Phyto-Source to third parties, with us acting as the primary sales agent for the Phyto-S-Sterols.

Phyto-Source operates under a standard environmental exemption in Texas, which is allowed for facilities with low emission levels.  In terms of hazardous waste generation, Phyto-Source is classified as a small quantity generator, due to the small amount of hazardous waste generated.  Any hazardous waste is disposed of according to federal and local regulations.

Raw materials are purchased either on a spot basis or according to a supply agreement.  While Phyto-Source has secured two multiple year supply contracts for tall oil pitch, the main raw material used in the production of our phytosterols, such contracts require periodic price renegotiation.  Failure of the parties to agree on pricing may result in Phyto-Source needing to access other suppliers from time to time for its pitch supplies, which may in turn result in some volatility in our sales, revenue and margins, particularly as the market for pitch is dominated by a limited number of suppliers.   See also “Risk Factors – Risks Relating to Supply and Re-Sale of Raw Materials.”

Other raw materials include standard solvents and reagents available on a continuing commercial basis.

Reducol™ and Functional Foods

Our phytosterols can be incorporated into a wide variety of foods, including low-fat and no-fat foods.  We have  developed technology for the use of our phytosterols in the following broad food categories: cereal bars, fruit juices, cheese, yogurt, milk, and other dairy products, cooking oils, salad dressings, fat spreads and confectionary items.

In November, 2004, we announced that we had signed a 5-year sales and licensing agreement with Fayrefield Foods of Crewe, UK to supply Reducol™ for use in milk-based drinks.  This announcement followed the approval, announced earlier that month, by the European Commission for the use of Reducol™ in milk-based beverages.  Fayrefield Foods specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America.

Also in November, 2004, we announced that we have agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company focusing on the prevention of cardiovascular diseases. Scanvit's core competency is in developing new markets for dietary supplements and functional foods in Scandinavia, the Baltic countries and Russia.

Reducol™-enriched chocolate has been shown to reduce LDL cholesterol by 10.3% as per a study published in the British Journal of Nutrition.  For 4 weeks, 70 participants with mild hypercholesterolemia consumed three 10g servings of the phytosterol (Reducol™)-enriched chocolate per day that provided 1.8 g of unesterified phytosterols. The control group consumed placebo portions of chocolate that contained no phytosterol supplement.  All subjects consumed a low-fat, low-cholesterol diet both before and during the study period. At the end of the study, blood levels of both total and LDL-cholesterol levels were statistically significantly reduced by 6.4% (- 0.44 millimoles per litre (mmol/l)) and 10.3% (- 0.49 mmol/l), respectively when compared to the placebo group.  These levels of reduction in blood cholesterol are clinically significant in the fight against cholesterol-induced risk of coronary artery disease.  Thus, consumption of chocolates fortified with phytosterols may provide an additional option for individuals needing to lower their blood cholesterol levels.  According to the NCEP, there are approximately 100 million individuals in North America who fall into this category.  Furthermore, the development of these cholesterol-lowering products, such as chocolates, is in accord with the recommendations from the NCEP that such individuals consume foods containing plant phytosterols.

We are also developing a phytosterol-based “designer oil”, called “Vivola”™ which, in clinical studies, has shown to help participants lower  body weight and reduce  their cholesterol levels.  In a clinical study conducted at McGill University in Montreal, 24 healthy men on a controlled diet incorporating our Vivola™ showed a statistically significant (p<0.05) decrease in total body weight tissue volumes in the range of 0.36 to 0.51 kg (0.8 lbs. and 1.1 lbs.) in 28 days. Study participants who received olive oil in their diet (control group) did not demonstrate any changes in body compartment volumes. In addition, consumption of Vivola™ resulted in a decrease of Low Density Lipoprotein (LDL) cholesterol concentrations of 16.3 per cent.  Vivola™ is formulated with medium chain triglycerides (MCT), plant phytosterols, omega-3 and omega-6 fatty acids.  Additional pre-clinical and clinical studies will be required to further develop this potential product.  Appropriate patent applications have been initiated.  These studies were presented at the American Heart Association’s Scientific Sessions 2002 conference in Chicago Illinois on November 18, 2002 as well as at the American Heart Association’s Asia-Pacific Conference in Honolulu, Hawaii on June 11 2003

Reducol™ and Dietary Supplements

Reducol™ has been incorporated by Pharmavite LLC of California into its nationally distributed dietary supplement, Nature Made® Cholest-Off™.   This supplement is sold through mass-market channels including food, drug and mass merchandising stores.  On March 4, 2003, we announced that our supply and licensing contract with Pharmavite LLC for the sale of Reducol™ had been extended for three years.

In July 2003, we announced that we had signed a licensing and sale agreement with Iljin Pharmaceuticals (“Iljin”) to supply Reducol™ for use in dietary supplements and functional food products in South Korea.   We continue to await the necessary regulatory approvals from the Korean Food and Drug Administration.

In March 2004, we announced that we had signed a licensing and distribution agreement for Reducol™ with Marco Hi-Tech JV LLC of New York, N.Y.  Under the terms of the co-exclusive four-year contract, we will supply Reducol™ to Marco Hi-Tech for distribution to dietary supplement manufacturers. These manufacturers are expected to incorporate the ingredient into a variety of cholesterol-lowering supplements to be sold in natural health food stores across the United States.

We are also developing a dietary supplement with phytosterols alone, or in combination with omega-3 fatty acids.  A patent for the combination with omega-3 fatty acids has been filed.

Competition

The functional food market is intensely competitive. In the phytosterol market in particular, a number of our competitors have substantial name recognition and financial, technical and marketing expertise.  These include McNeil Consumer Healthcare, a Johnson and Johnson company (“J&J”); Unilever NV Company (“Unilever”); Cargill, Incorporated; Archer Daniels Midland Company; Cognis and Raisio Staest Oy.

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

The dietary supplement market is also very competitive as well as highly fragmented due to the diverse nature of the supplements available.  According to the Nutrition Business Journal, dietary supplement manufacturers include companies such as Royal Numico, Wyeth, Bayer and Bristol Myers Squibb/Mead Johnson.

The manufacturing of phytosterols is also becoming competitive.  Arboris LLC of Georgia, USA, currently claims the world’s largest manufacturing facility dedicated to the production of pine tree derived sterols. According to Arboris, the company is a  joint venture between Arizona Chemical, the Harting Group and private investors.  Arizona Chemical has also been one of the pitch industry’s major suppliers, and has apparently entered into a long-term pitch supply contract with Arboris.  While we have not to date purchased any pitch supply from Arizona Chemical, it remains to be seen whether their involvement in their own sterol manufacturing facility will have an adverse impact on the pitch supply market generally.

In addition, Forchem Oy of Finland recently announced its intention to build a plant sterol facility in its Rauma production site.  At a planned annual production capacity of 4,000 – 6,000 tonnes, Forchem has stated that its manufacturing facility would be one of the largest plant sterol processing units in the world.  Forchem has given a completion date in 2007 for its new facility.

Marketing Activities

Over the last year, we have concentrated our marketing efforts for Reducol™ and Phyto-S-Sterols primarily in Europe, partly in anticipation of the European Commission’s approval of the use of Reducol™ in certain foods, and partly due to the demonstrated preference of European consumers for non-genetically modified foods.

We have also continued our marketing efforts in the United States and the Pacific Rim.

Technology Licenses Granted to the Company

In 1995, the Company obtained a license of certain laboratory level phytosterol extraction and fermentation technology developed at UBC.  This technology was licensed to the Company under two separate agreements, both effective September 15, 1995, covering cholesterol-lowering agents and pharmaceutical steroids (the “UBC License Agreements”).  UBC assigned the technology under one of the UBC License Agreements to us in connection with our sale  of our process technologies for the production of the steroid intermediates AD and ADD (See “General Development of the Business – Three Year History –Year Ended December 31, 2003 – Sale of AD and ADD Technology”).  The remaining UBC License Agreement (the “Tall Oil License”) relates to the preparation and purification of sterol compositions from tall oil soap, the actual compositions of the sterols, and the use of these compositions and derivatives thereof as agents to prevent or treat lipid disorders. Pursuant to the Tall Oil License, as amended, we have agreed to:

•

issue to UBC 50,000 Common Shares (of which 25,000 Common Shares have been issued and 25,000 Common Shares are to be issued after the first sale of any product derived from the technology); and

•

pay to UBC a royalty of 1% of gross revenue earned from sales of products by us and our licensees derived from the technology.

The Tall Oil License grants us the exclusive worldwide right to manufacture, distribute, market, sell, license or sublicense any products derived from or developed from the technology.   Twenty-five per cent of cumulative royalties paid under the Tall Oil License in excess of $2.5 million shall be set aside in a special research fund so long as we provide matching funds to the special research fund.  Should we decline to provide matching funds or fail to agree with UBC on research terms, then the funds shall be released to UBC and treated as royalties.  The Tall Oil License continues until the later of the expiration of the 20-year term and the expiration of the last registered patent subject to the Tall Oil License.

Research and Development

In the prescription pharmaceutical area, our focus will remain primarily on cardiovascular disease but we also intend to develop compounds for a wider range of therapeutic targets.  (See “Description of the Business – Drug Therapy Approach – VPx Library of Compounds”).

In the functional food and nutraceuticals area, we are carrying out research and development of new products, including food and beverages, which are low fat and no fat.

Our research efforts in both the pharmaceutical and nutraceutical areas are supported in part by grants from the Natural Sciences and Engineering Research Council of Canada  (NSERC).

For the years indicated below, our expenses related to research and development were:

Period	Expenses for Year
Year ended December 31, 2004	$ 4.7 million
Year ended December 31, 2003	$ 2.1 million
Year ended December 31, 2002	$ 3.2 million

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

Prior to initiating its planned U.S. Phase II trial of FM-VP4 (see “Description of the Business – Drug Therapy Approach – FM-VP4”), we will be required to conduct additional toxicology studies, as well as submit an investigational new drug application (IND) to the FDA.  Approval of the IND will be required prior to our being able to proceed with the Phase II trial.

We cannot predict the time required for regulatory approval of our drugs/agents, or the extent of clinical testing and documentation that may be required by regulatory authorities. Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Canada, Europe or other foreign countries could prevent or significantly delay our market entry and the receipt of revenues from the sale of our products.

Nutraceuticals

The sale of Reducol™ and non-branded sterols and their incorporation into foods and dietary supplements is regulated in most countries.  Described below for general information purposes are some regulatory highlights.

United States

The United States is one of the world’s largest markets for nutraceuticals and has less stringent requirements for the market approval of nutraceuticals than some jurisdictions such as Canada and Europe. The United States regulations allow phytosterols to be marketed either as a food ingredient under the GRAS notification process or as a dietary supplement.

GRAS (Generally Recognized As Safe) notification process:  Currently, the FDA is requiring that phytosterol food products be cleared for marketing by the GRAS notification process. In April 2000, the FDA responded to a notification filed for Reducol™ thus permitting our phytosterols to be marketed in the United States in food products.

Dietary Supplements:  Reducol™ and other phytosterol dietary supplements can be sold in the United States under the Dietary Supplement Health Education Act of 1994. Dietary supplements are not food additives but are discrete dosage forms such as pills or capsules. The Act requires filing a notification with the FDA 75 days prior to marketing.

In February 2003, we received a letter from the FDA allowing the use of the phytosterol heart-health claim previously approved by the FDA in an interim final ruling to be applied to our range of phytosterol products.  This enables the food industry to include statements about the heart health benefits of our cholesterol-lowering phytosterol ingredients in a variety of food products and dietary supplements.  Previously, the interim final ruling authorized a heart health claim for only plant sterol esters and plant stanol esters.  A final ruling by the FDA regarding the use of the health claim with respect to our phytosterols remains pending.

European Union (“EU”)

Novel Foods Regulations:  We received an approval under the Novel Foods Regulations to market  Reducol™ in milk-based drinks in November 2004. In February 2005, the Novel Food Board of Finland determined that the use of Reducol™ in milk-based drinks was substantially equivalent to the use of Reducol™ in other food groups approved to contain phytosterols and these are: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. Marketing of these products with Reducol™ can now proceed in the European Union. In February 2005, the Novel Food Board of Finland also provided an opinion that the esterified form of our phytosterols was equivalent to sterol esters approved for sale in the European Union. In addition to Reducol™, our sterol esters, as well as our Phyto-S-Sterols, can be marketed in the European Union in the eight food categories outlined above.

On April 14, 2004, we announced that the European Commission had published regulations concerning the labeling of foods and food ingredients with added phytosterols, phytostanols or their respective esters. The regulation will allow consumers to choose different food formats containing phytosterol ingredients, including Reducol™. The recommended intake of phytosterols/stanols is within a range of 1 to 3 grams per day.

 Structure/Function Claims:  In Europe, structure/function claims are allowed, but not medical claims (i.e., to cure, treat, or mitigate disease). However, the labeling regulation for phytosterol food products published in April 2004 requires the product label to say, “this product is intended exclusively for people who want to lower their blood cholesterol level”.

Australia

Novel Foods:  The Australian New Zealand Food Authority approved our sterols for use in vegetable oil spreads in May, 2002.  An application for use of Reducol™ in milk drinks was filed with the Food Authority in May 2003. The application is currently under consideration.

Dietary Supplements:  Our sterols received approval for marketing as a complementary medicine by the Office of Complementary Medicines in July 2001.

Canada

Novel Foods: Currently, applications for approval of food products containing Reducol™ must be made under the Novel Foods regulations. One application has been submitted for a food product. The approval process by this route is expected to be lengthy as any claims such as,  “reduction of cholesterol”,  will require an amendment to the Canadian Food & Drug Act .

Dietary Supplements:  In 2004, regulations for Natural Health Products (NHP) were passed in Canada. This regulatory route allows the marketing of phytosterols in standard dosage forms such as tablets, capsules, and syrups. Therapeutic and health claims for phytosterols in Natural Health Products are permitted under these regulations. An application has been made to NHP to sell Reducol™ in tablets in Canada.

Intellectual Property

Patents, trademarks and other proprietary rights are important to us. Our strategy is to build a strong patent portfolio to protect technology that we consider important to the development of our business, and to adopt, register, promote and protect our trademarks for our branded products.  We also rely upon trade secrets to maintain our competitive position.

As of March 1, 2005, we hold, directly or indirectly through license, rights to 175 patents and pending patent applications in the United States and worldwide, of which 17 are exclusively licensed from UBC.  Many of the 175 patents and patent applications are interrelated and in effect assert rights to substantially similar inventions in different jurisdictions.  In the United States, we have 5 issued patents, and 28 pending patent applications.  In addition to the United States, we have patents issued in China, Europe, Norway, Russia, and New Zealand.

Our first filed patent applications in our portfolio are exclusively licensed from UBC and cover the preparation and purification of sterol compositions from the forest derived by-product tall oil soap, the actual compositions and use of these compositions and derivatives as agents to prevent or treat primary and secondary lipid disorders and their clinical complications including coronary heart disease, peripheral vascular disease and stroke.

The 158 patents and applications not licensed from UBC comprise additional therapeutic applications or indications for sterol compositions, formulations and delivery vehicles comprising sterol compositions, new sterol-based derivatives and additional therapeutic indications for these derivatives.

Notices of Opposition have been filed against three patents allowed in Europe, one covering sterol compositions, which includes the Reducol™ composition, one covering the process, which is currently used by Phyto-Source, to extract and purify phytosterols from tall oil pitch, and the final opposition covering a process of microfluidizing or reducing the particle size of phytosterols to facilitate formulation. All of these oppositions are filed by third parties on the ground that the patent claims are not unique and inventive.  We have presented submissions and arguments in support of the patents, and, while there can be no assurance of the outcome of these oppositions, we expect that all of these patent claims will ultimately be upheld.   If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.   See “Legal Proceedings”.

Our branded products presently comprise Reducol™, our cholesterol-lowering food and dietary supplement ingredient currently being marketed, and Vivola™, our cholesterol-lowering cooking oil currently in development.

Employees

As of December 31, 2004 and March 29, 2005, we employed 27 and 30, respectively, full-time management, scientific and administrative employees. Presently, the employees are situated in Vancouver, British Columbia.  We believe that relations with our employees are excellent, and we are not a party to any collective bargaining agreement.  We anticipate that we will hire additional personnel on a progressive basis.

RISK FACTORS

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements (see “Forward-Looking Statements” above).  Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list may not be exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

We Have a History of Losses   For the year ended December 31, 2004, we reported a net loss of approximately $8.0 million and an accumulated deficit of $65.9 million.  We incurred net losses of $4.5 million, $2.2 million and $8.0 million for the financial years ended December 31, 2002, 2003 and 2004 respectively.  We anticipate that we will continue to incur significant losses during 2005 and that we will not reach profitability until after successful and profitable commercialization of one or more of our products.  Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our products will be commercially successful.

Need for Additional Funds   As at December 31, 2004, we had a cumulative deficit of $65.9 million.  We will be expending substantial funds in 2005 and beyond.  The net funding received by us from our 2003 and 2004 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term.  In the longer term, should we be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development (not including clinical trials other than the US Phase II trial of FM-VP4 currently planned) from projected sales of its branded and non-branded nutraceutical products.  However, if projected sales are not realized, there will be negative effects on our cash flow and operations and our ability to continue operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce our interest in the project or property subject thereto. We presently have no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on our cash flow and operations and our ability to continue our operations.

Future Revenues and Profitability are Uncertain  Our financial results may fluctuate, and our future revenue and profitability are uncertain.

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products.  Because we are and will be in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period.  In addition, product development programs will require substantial additional investment, including the cost of pre-clinical and clinical trials, obtaining additional regulatory approvals, and marketing and sales expenses associated with potential new product introductions.  Phyto-Source will continue to require capital investment, which we will be expected or required to fund and/or guarantee, either wholly or in part.  The success of our joint venture, Phyto-Source LP, will rely significantly on the ability of both us and Chusei to respond to changing customer demands.  There can be no assurance that, or if so when, we will successfully develop, receive regulatory approvals for, or manufacture or market, any new products for our own marketing purposes, or for third parties such as Phyto-Source.  The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years.  We may not be able to achieve or sustain profitability.

Dependence Upon a Few Customers and Products  Most of our revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.

Risks Relating to Supply and Re-Sale of Raw Materials  We rely, for the production and development of our sterol-based products and technology, on the availability of raw materials, such as “pitch” from the forest industry, at commercially reasonable prices.  We may not be able to obtain adequate supplies of raw materials, plant sterols or other ingredients in a timely fashion or at acceptable quality, quantity, timing or prices to satisfy our long-term requirements.  In particular, much of the pitch supply market has been secured by long-term contracts such that there are only a few suppliers of pitch we can access.  Currently, through Phyto-Source, we have pitch supply contracts with two suppliers, however, both contracts require periodic price renegotiation.  Failure of Phyto-Source and our suppliers to agree on prices may result in Phyto-Source needing to secure alternative supplies of pitch from time to time, which, given the limited number of suppliers in the industry, is not readily assured.  Our inability to obtain raw materials or plant sterols at acceptable qualities, quantities, timing or prices would adversely affect our business.  In addition, we rely on the ability to resell our remaining pitch after extraction of phytosterols at commercially reasonable prices, which is not assured.

Competition  The markets for products based on our technology are intensely competitive and, as a result, we face competition from several different sources, including nutraceutical companies, food companies, pharmaceutical companies, biotechnology companies, universities and other related institutions, and sterol manufacturing companies.

In the pharmaceutical market, we compete with Shering-Plough, Merck & Co., Pfizer, Bristol-Myers Squibb Company, AstraZeneca AB and others.  In the functional foods market, our products will compete with the products of, among others, Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy.  These companies are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we do.  In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products.  In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than us.  Accordingly, our competitors may succeed in commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

In the sterol manufacturing area, two major competitors have recently emerged.  Arboris LLC of Georgia, Texas, currently operates a large manufacturing facility dedicated to the production of pine tree derived sterols, and Forchem Oy of Finland has recently announced plans to build one of the largest plant sterol processing units in the world.  Competition from these manufacturers may adversely affect our sales of Reducol™ and Phyto-S-Sterols.

We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.  There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed or sold by us.  Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

 Manufacturing Risks  We rely substantially on our ability to either manufacture or secure third party manufacture of our products for our success.  In the case of phytosterols, we rely for commercial manufacturing on Phyto-Source, a joint venture in which we have a 50% interest.  The Phyto-Source manufacturing facility is operated by Chusei, our joint venture partner.  In the case of value-added sterols, we rely on third party contract manufacturers to modify our phytosterols for incorporation into various food groups.

We may not be able to successfully identify, acquire or develop any additional manufacturing facilities and the costs of any facility that is identified, acquired or developed may greatly exceed our expectations.  Further, we have only limited manufacturing experience.

As a result of our limited manufacturing capacity and experience, we have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, up-scaling experiments, commercial production and for the production of our value-added sterol products.  We may not be able to obtain contract manufacturers to produce a sufficient quantity or quality of such.  Even if we do, contract manufacturers, including Phyto-Source, may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. Further, we may not be successful in developing or expanding our own manufacturing facilities capable of producing sufficient commercial quantities or qualities of our products.  As a result, we, and our commercial partners may not be able to manufacture products in commercial quantities or qualities that would enable us to meet our business objectives.  Any such failure would adversely affect our business.

Factors beyond our control could cause interruption in operations at the Phyto-Source manufacturing facilities, or at other contract manufacturing facilities, which could adversely affect our reputation in the marketplace and our business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within our control, the control of our joint venture partner or of our contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions.  Any significant interruptions in operations could damage our reputation in the marketplace and have a negative impact on our business.

Product Liability, Negative Publicity and Insurance  The sale of our phytosterol products, the use of any of our unapproved products under development, the use of our products in clinical trials, including FM-VP4 and, if regulatory approval is received, the sale of such products, may expose us to liability claims which could adversely affect us.  Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling or consuming such products.  We currently have general liability and office contents insurance.  This insurance may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss.  We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could seriously adversely affect our business.

Risk of Market Acceptance  There can be no assurance that any of our products will achieve or sustain market acceptance.  Further, there can be no assurance that products launched by purchasers of ReducolTM or any of our phytosterols will achieve sustained market acceptance.

The degree of market acceptance for our products and those of our customers will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer’s expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payers, and in the case of our nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers.  There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will accept and utilize any existing or new products that may be developed by us.

Need for Growth  We intend to launch a series of products over the next few years. There is no assurance that our employees, systems, procedures, controls, and existing space, or the manufacturing facilities of Phyto-Source will be adequate to support expansion of our operations.  Our future operating results will depend on the ability of our officers, key employees and manufacturing partners to manage changing business conditions and to implement and improve technical, administrative, financial control, reporting systems and operational excellence in order to achieve established business objectives.  An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to enter into new or modified arrangements with Phyto-Source to expand and further upgrade their facilities and technology related to manufacturing, all or part of the cost of which may be required to be borne by us.  In the event that we cannot enter into such new or modified arrangements, we may be required to seek additional contract manufacturers, which may or may not be available, or if available, which may or may not be willing to contract with us on terms acceptable to us or at all.  We may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade our facilities and supporting systems and infrastructure to accommodate such increases. Difficulties in managing any future growth could have a significant negative impact on our business because we may incur unexpected expenses and be unable to meet our customers’ requirements.

Risks Related to Clinical Trials  We must demonstrate through preclinical studies and clinical trials that our products are safe and efficacious before we can obtain regulatory approval for the commercial sale of such products for certain commercial applications.  The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and there can be no assurance that any of our clinical trials or of our collaborators will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products.  A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials.  Failure to complete clinical trials successfully and on a timely basis could have an adverse effect on our future business.  In particular, but without limiting the generality of the foregoing, there can be no assurance that the planned US Phase II trial for FM-VP4 will be undertaken and completed as planned or at all, or if undertaken and completed, that the trial will achieve expected results.

Additional Research and Development is Required Before We Can Commercialize Additional Products or Market Existing Products into Other Countries  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market additional products.  Our products require extensive levels of research and development.  We have spent approximately $4.7 million, $2.1 million and $3.2 million on research and development efforts during the years ended December 31, 2004, 2003 and 2002, respectively.

Since our inception, we have been engaged primarily in research and development.  Although our revenues have increased over the past three years and we believe that our phytosterols may be incorporated into a wide variety of food, beverages and medicines, clinical studies proving the efficacy of our phytosterols in a wide variety of foods and beverages have not yet been completed, and stable and effective formulations have not yet been adequately tested or developed on a commercial scale.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, whether in food, as dietary supplements or as pharmaceutical products.  Accordingly, we may be required to conduct additional development activities on these products, and certain of our proposed products will require substantial additional research and development, including extensive pre-clinical and clinical testing, before we will be able to obtain the approvals of the FDA, Health Canada, and similar regulatory authorities in other countries.

Development of New Products  The development of new products is subject to a number of significant risks and uncertainties.  Potential products that appear to be promising in various stages of development, including many of the products currently being developed by us, may not reach the market for a number of reasons.  Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult or uneconomic to manufacture on a large scale, be uneconomical to market, not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.  Certain of our products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable.  Production of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain.  There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Risks Inherent in Pharmaceutical and Nutraceutical Research  Pharmaceutical and nutraceutical research and development is highly speculative and involves a high and significant degree of risk.  The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•

the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•

preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•

manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•

proprietary rights of third parties or competing products or technologies may preclude commercialization; and

•

requisite regulatory approvals for the commercial distribution of products may not be obtained.

Other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Risks Related to Strategic Relationships  Part of our strategy is to enter into arrangements with third parties from time to time related to the development, clinical testing, up-scaling, manufacturing, marketing and commercialization of our products.  Such relationships may enable us to market our products to new markets, generate additional revenue and develop and commercialize new products.  Entering into strategic relationships is complicated and the interests of our strategic partners may not be or remain aligned with our interests.  Some of our current and future strategic partners may decide to compete with us, refuse or be unable to fulfill or honor their contractual obligations to us, or change their strategic plans to reduce their commitment to, or even abandon, their relationships with us.  To the extent we enter into product out-licensing arrangements for the marketing or distribution of our products with collaborative partners, any revenues we receive will depend upon the efforts of third parties.  There can be no assurance that any third party will market our products successfully or that any such third-party collaboration will be on favorable terms.  We may not be able to control the amount and timing of resources our strategic partners devote to our products.  Agreements with our strategic partners may be terminated or altered by our strategic partners in certain circumstances.  If any marketing partner does not market a product successfully, our business might be materially and adversely affected.

Our primary strategic partner is Chusei, which is our joint venture partner in Phyto-Source.  We may not be able to control or maintain our current strategic relationship or establish new or additional relationships on favorable terms or at all.  Further, our strategic relationships may not prove to be successful.  Should our relationship with Chusei become strained, there may be a negative effect on our company and our manufacturing operations.

Risks Associated with the Company’s Intellectual Property Rights  Our success is dependent not only on our ability to protect our intellectual property rights but also upon the protection of rights of third parties from which we have licensed intellectual property rights.  We hold, directly or indirectly, rights to various patents and rights to various pending patent applications in Canada, the United States, and other jurisdictions.  In addition, we rely upon certain other technologies, ideas, know-how, secrets or other information, which we may not be able to protect.  Notwithstanding precautions we may take to protect our rights, third parties may copy or obtain and use our proprietary and licensed technologies, ideas, know-how, secrets and other proprietary information without authorization or independently develop technologies similar or superior to our own proprietary and licensed technologies.  We enter into confidentiality and restriction on use agreements with our employees, strategic partners and others; however, these agreements may not provide meaningful protection of our proprietary and licensed technologies or other intellectual property in the event of unauthorized use or disclosure.  Policing unauthorized use of such technologies and intellectual property is extremely difficult, and the cost of enforcing such rights through litigation may be prohibitive.  Further, the laws of jurisdictions other than Canada and the United States may not provide significant protection of the Company’s and such third parties’ intellectual property rights.

Risks Associated with the Company’s Patents  Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries.  We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology.  In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

The patent positions of pharmaceutical and biotechnology firms, including our own, are generally uncertain and involve complex legal and factual questions.  In addition, it is not known whether any of our current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated.  Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we or any of our licensors were the first to create inventions claimed by pending patent applications or that we or they were the first to file patent applications for such inventions.  Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and of our Company.

Similarly, since patent applications filed before October, 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or such licensors were the first to file patent applications for such inventions.  There is no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Accordingly, we may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and the patents of other parties could require us to stop using or pay to use certain intellectual property, and as such, our competitive position and profitability could suffer as a result.

Currently, Notices of Opposition have been filed against three European patents issued to our company in connection with our nutraceutical business and products.  See “Legal Proceedings”.  While we are making submissions and arguments to uphold these patent claims, there can be no assurance that such claims will in fact be upheld.  If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others  The manufacture and sale of any products developed by us may involve the use of proprietary processes, products or information, which are owned by third parties.  Although we have obtained licenses or rights with regard to the use of certain of such processes, products and information as best we can, there is no assurance that such licenses or rights will not be terminated or expire during critical periods, that we will be able to obtain licenses or other rights which may be important to us, or, if obtained, that such licenses will be obtained on favourable terms.  Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There is no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Risks Associated with Claims of Infringement of Proprietary Rights of Others  Our pharmaceutical and nutraceutical industries have experienced substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights.  As a result, there is a substantial risk that our Company, or one or more of our licensors, may become subject to litigation alleging that our, or our licensors’ products and technologies infringe on the proprietary rights of third parties.  Given the nature of intellectual property infringement, it is possible that we could be infringing the rights of third parties inadvertently.  Whether or not our, or our licensors’ products or technologies infringe on the proprietary rights of third parties, we could incur significant expenses in defending allegations of infringement of proprietary rights, even if any such allegations prove to be unfounded.  Further, we or our licensors may be required to modify products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement.  We or our licensors may not be able to modify products or obtain licenses on commercially reasonable terms, in a timely manner, or at all, any of which could adversely affect our business.

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will also depend, in large part, upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense.  If we lose the services of key personnel, we may be unable to replace them, and our business could be negatively affected.

Government Regulation Generally  Some products manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA, Health Canada and local government guidelines and regulations, including other international regulatory requirements and guidelines.  Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA.  Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements.  The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements.  If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended.  We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

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

We are subject to regulation by governments in many jurisdictions and, if we do not comply with food, healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the food ingredient, dietary supplement and pharmaceutical industries.

We cannot predict the time required for regulatory approval, or the extent of clinical testing and documentation that may be required by regulatory authorities.  We may not be able to obtain the approval of regulatory authorities in any country to market our products, or if obtained, that the approval will be given in a timely manner or that such approval will not later be revoked.  Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Europe, Canada or other countries would significantly delay or prevent the development of our markets and products and would therefore adversely and severely affect our business.

Government Regulation of Functional Foods  Many countries have now adopted a regulatory process for the approval of functional foods, or are considering doing so, with the result that regulatory approvals are generally required in varying degrees prior to the marketing of our phytosterol products.

In Canada, applications for approval of food products containing Reducol™ may  be made under the Novel Foods regulations. One application has been submitted for a food product. The approval process by this route is expected to be lengthy. This regulatory venue approves food products based on their safety and does not approve any health claims. Any health  such as,  “reduction of cholesterol”,  will require an amendment to the Canadian Food & Drug Act which is another lengthy process.

In the United States, our phytosterols are currently permitted to be included in food or as dietary supplements and the FDA has issued a letter to us allowing the use of a heart-health claim for our phytosterols pending a final ruling.  There can be no assurance that the current regulations will not be modified or that such modifications will not have an adverse effect on our ability to continue to distribute or advertise such products in the United States, or that the final ruling will continue to allow us to use the heart-health claim for our phytosterols.

In the EU, we have received approval to market Reducol™ in a variety of approved food groups (see “Description of the Business – Government Regulation – Nutraceuticals – European Union”).  There can be no assurance that such approval will not be modified in a manner adverse to our business, or will not be revoked in its entirety.

Government Regulation of Pharmaceuticals  The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources.  Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.  Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products.  In addition, a marketed drug and its manufacturer are subject to continual review.  Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and Health Canada in Canada may deny approval of an NDA or NDS if required regulatory criteria are not satisfied, or may require additional testing.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA and Health Canada may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized.  Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to developing our own pharmaceuticals, we supply phytosterols as a pharmaceutical intermediate.  The final drug products in which the pharmaceutical ingredients and pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA, Health Canada and other jurisdictions, as the case may be.  Such products must be approved by such agencies before they can be commercially marketed.  The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming.  We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products.  To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

Health Canada, the FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry.  As pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product.  Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States, although somewhat less rigorous.  We could face similar risks in these other jurisdictions, as the risks described above.

Restrictions on Product Labeling and Advertising  The FDA, which regulates product labeling, has issued a letter allowing us to use the heart-health claim for our phytosterol products, however, has not made a final ruling with respect to same.  There can be no assurance that the FDA will make a final ruling allowing us to use the heart-health claim or that the FDA will not revoke the permission granted to us to make the claim.  Regulatory agencies in Europe and other countries may regulate claims made regarding functional foods and their efficacy.  Similarly, the United States Federal Trade Commission and its counterparts in other countries may place restrictions on our ability to make claims regarding the efficacy of our products in advertising.  Restrictions on product claims may impede our efforts to gain general market acceptance for our products at a premium price, which would adversely affect our business.  Currently, the pricing of functional foods generally exceeds the pricing of similar conventional foods, and clinical claims are necessary to maintain the competitive position of functional foods.

Risk of Side Effects  Currently, there are no regulations in the United States, or in many other countries in which we currently intend to market our phytosterol products as functional foods and dietary supplements, which limit the total amount of such products a person may consume in any particular period.  In addition, the amounts of phytosterols which have been studied in clinical trials to date, have been limited.  As a consequence, there is a risk that an individual could consume, through functional foods and dietary supplements, large quantities of phytosterols, and as a result, experience side effects yet to be determined.  We could face future liability for unknown side effects and any such liability could exceed our resources and insurance.

Third Party Payers / Government Controls  Our revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations.

The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of health care through various means.  For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, an increasing emphasis on managed health care in the United States will continue to increase the pressure on pharmaceutical pricing.  While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects of such proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on our business and financial condition and that of our prospective corporate partners.  Accordingly, our ability to establish strategic alliances may be adversely affected.  In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans.  Third-party payers are increasingly challenging the prices charged for medical products and services.  To the extent we succeed in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis.  We may not be able to obtain prices for our products under development that will make them commercially viable.

Risk of Technical Obsolescence  The pharmaceutical and nutraceutical industries are characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable.  The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments.  Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

Due to fact that the pharmaceutical and nutraceutical industries are characterized by rapid technology change and obsolescence, we may be unable to anticipate changes in our current and potential customer requirements that could make our existing technology obsolete.  Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasing sophistication and varied needs of our current and future customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  The development of our proprietary technology and investing in certain niche markets entails significant technical and business risks.  We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Political and Economic Risks  We rely in part on third parties located in the U.S. and other foreign countries for the development and manufacture of our products.  The current political and economic climate in these countries may be considered less predictable than in Canada and the United States.  Changes in government, economic and political policies may adversely affect our business and operating results.

Environmental Risks  Research, development and commercial processes involve use of materials which may result in by-products that may be hazardous.  We, along with our strategic partners, distributors, manufacturers, sales agents and others involved in handling materials are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  There is a risk of accidental contamination or injury from these materials, which cannot be eliminated.  We could be liable for any resulting damages and any such liability could exceed our resources.  We may also be required to obtain permits to transport and dispose of hazardous waste under applicable environmental laws.  We may not be able to obtain such permits, which would adversely affect our ability to efficiently manufacture or transport our products.  We, along with our strategic partners, distributors, sales agents, manufacturers and others involved in handling materials may be required to incur significant costs to comply with environmental laws and regulations in the future or to remediate environmental violations.  We may be adversely affected by current or future environmental laws or regulations.  Any failure by us or Phyto-Source to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following: (i) cessation of portions or all of the operations of our activities or Phyto-Source; (ii) imposition of fines; (iii) restrictions on our ability or Phyto-Source’s ability to carry on or expand operations; (iv) significant expenditures by us or Phyto-Source in order to comply with environmental laws and regulations; or (v) liabilities in excess of our resources or Phyto-Source’s resources.  Any of these sanctions could have a material adverse effect on our business.  In addition, there is no assurance that we will be able to dispose of our waste products in a cost effective or timely manner, or at all.

Volatility of Stock Price / Liquidity of Shares  The market prices for the securities of pharmaceutical and biotechnology companies, including our own, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as fluctuations in our operating results, announcements of competing technological innovations or new therapeutic products by our competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions, delay in achieving or failure to achieve previously announced milestones or goals, can have an adverse effect on the market price of the shares of our Company.  In particular, the realization of any of the risks described herein could have a material adverse impact on such market price.  Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.  As a result of the volatility of our stock price, there is no assurance that we will continue to meet the minimum listing requirements on the Nasdaq National Market, The Toronto Stock Exchange, or any other securities market on which our shares may be listed from time to time.  De-listing of our Company or our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in shares of our Company.

Our common share price has been, and is likely to continue to be, volatile.

No Dividends  We have not paid any cash dividends on our Common Shares and do not anticipate paying any dividends in the foreseeable future.  We plan to retain any earnings for use in the operation of our business and to fund future growth.

Anti-Takeover Provisions  We have adopted a shareholder rights plan (the “Rights Plan”).  The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of our shareholders.  The Rights Plan is designed to give our Board of Directors time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer for our Company. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of our Company without first negotiating with our Board of Directors.  The Rights Plan could also limit the price that certain investors might be willing to pay in the future for the common shares in our Company.

Foreign Currency and Exchange  Our functional currency is the Canadian dollar.  We operate and intend to continue operating in several foreign markets.  As such, cash flows from such foreign operations will be subject to fluctuations in the foreign exchange rate of the applicable currency.

Conflicts  Certain of our Directors and Officers also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with us or which may provide professional services to us.  Consequently there exists the possibility for such Directors and Officers to be in a position of conflict.  See “Directors and Executive Officers – Conflicts of Interest”.

Risks Related to Material Contractual Obligations  We and Phyto-Source have obligations under a number of contracts, and failure to meet such obligations under material contracts may have a material adverse effect on our operations and financial condition.  In particular, but without limitation,  failure of us or Phyto-Source to meet our respective obligations under any supply contract, or failure of us to meet our obligations under the Amended and Restated Formation and Contribution Agreement between us, Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001 or any of the contracts related thereto, could have a material adverse impact on us and our financial condition.

DIVIDENDS

We have not paid our shareholders any dividends since incorporation.  It is our present policy to retain all earnings to support the growth of the business, accordingly, it is expected that we will not pay dividends in the foreseeable future.  Any future payment of dividends will be determined by our Board of Directors on the basis of our earnings, financial requirements and other relevant factors.  We have no restrictions on the payment of dividends other than those set out under the provisions of the Canada Business Corporations Act.

CAPITAL STRUCTURE

Share Capitalization

The Company’s Articles of Continuance authorize the issuance of 200,000,000 common shares (of which 33,950,895 are issued and outstanding) and 50,000,000 preferred shares issuable in series, of which 10,000,000 have been designated Series A Shares.  Of the 10,000,000 designated Series A Shares, 5,375,000 have been issued and converted, leaving 4,625,000 remaining to be issued.  See “General Development of the Business – Three Year History –Year Ended December 31, 2004”.

Common Shares

The holders of the common shares of our Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of shareholders. The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

The holders of common shares are entitled to receive dividends and we will pay dividends, as and when declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, subject to the rights of the holders of any other class of shares of our Company entitled to receive dividends in priority to or rateably with the holders of the common shares, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of our Company, be entitled to receive the assets of our Company upon such distribution in priority to or rateably with the holders of the common shares, be entitled to participate rateably in any distribution of the assets of our Company.

Preferred Shares

The preferred shares of our Company may at any time or from time to time be issued in one or more series. The directors may alter by resolution the Articles of the Company, or, if applicable, the By-Laws, or both, to fix or change the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares.  The directors may also confer on the holders of any series of preferred shares the right to notice of or to be present or to vote, at any general meeting of the shareholders of our Company.  Preferred shares shall be entitled to preference over the common shares and any other shares of our Company ranking junior to the preferred shares in the event of any liquidation, dissolution or winding-up of our Company or any distribution of our assets for the purpose of winding-up our affairs, whether voluntary or involuntary. The preferred shares of each series shall rank in parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of our Company.

On December 23, 2003, the directors, by resolution, amended the Articles to designate 10,000,000 preferred shares as Series A Shares.  Each Series A Share is convertible into one common share of our Company, with adjustments for stock splits, consolidations, stock dividends and similar corporate transactions.  The Series A Shares will convert into common shares (i) at the election of the holder, (ii) upon a majority of the holders of outstanding Series A Shares electing to convert the Series A Shares held by them, (iii) at our election, when and if the Series A Shares trade on a stock exchange at 200% of their original issue price for a period of 30 consecutive days.  The holders of Series A Shares are entitled to vote in the same manner as the common shares and the holders of the Series A Shares are entitled to a number of votes equal to the number of common shares into which the Series A Shares are convertible.

In January, 2004, 5,375,000 Series A Shares were issued by way of private placement (see “General Development of the Business – Three Year History –Year Ended December 31, 2004”).  In April 2004, a total of 5,375,000 Series A Shares were converted, for no additional consideration, into common shares on a 1:1 basis.  There are currently no preferred shares outstanding.

MARKET FOR SECURITIES

The Common Shares of the Company trade on The Toronto Stock Exchange under the symbol “FMI” and on the Nasdaq National Market under the symbol “FMTI”.

Trading Price and Volume

Following are the high and low closing prices and the volume of our common shares traded on the Toronto Stock Exchange for each month of 2004:

Month	High	Low	Volume
January	$4.99	$3.21	4,384,918
February	$9.94	$5.00	6,132,722
March	$11.47	$8.20	4,073,984
April	$10.85	$3.15	13,389,880
May	$3.50	$2.40	2,005,432
June	$4.05	$2.82	2,966,935
July	$3.41	$2.25	1,333,347
August	$2.75	$2.08	1,359,159
September	$3.25	$2.27	2,200,859
October	$3.00	$2.31	653,769
November	$3.95	$2.35	3,759,997
December	$3.47	$3.00	1,171,800

Prior Sales

On January 6, 2004, we completed a private placement of units to raise US$10.75 million resulting in the issuance of 5,375,000 Series A Shares at a price of US$2 per share (approximately Cdn$13.8 million and Cdn$2.76 per share, based on then-current exchange rates), with 1,612,500 warrants attached.  Each warrant entitles the holder to purchase one common share of our Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.   In connection with this private placement, we also issued affiliates of a US registered broker warrants exercisable to acquire 146,250 common shares as an advisory fee.  These warrants have the same terms as the warrants issued to investors.  5,375,000 Series A Shares were issued in connection with this private placement.  In April 2004, all 5,375,000 outstanding Series A Shares were converted into 5,375,000 common shares of our Company.  See “Capital Structure – Preferred Shares” and see “General Development of the Business – Three Year History –Year Ended December 31, 2004”.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, province or state and country of residence of our directors and executive officers as at March 29, 2005, the positions and offices held by them with us, their respective principal occupations during the 5 preceding years, and in the case of directors, the periods during which each director has served as such.  Each director of our Company holds office until the next annual general meeting of our or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. Each officer holds office at the pleasure of the Board of Directors.

Name, Province or State and Country of Residence and Office Held with the Company(1)	Principal Occupation for the Past Five Years(1)	Director Since
Charles A. Butt, B.Comm. Ontario, Canada Director, President and Chief Executive Officer

President of the Company since April 2001 and Chief Executive Officer since March 2002; Senior Vice President, Commercial Operations of the Company July 2000 to March 2002; Executive Vice President & Chief Operating Officer March 2002 to April 2001; President, The Charson Group Inc., April 1995 to present.

September 9, 1999
Percy Skuy, Dipl. Pharm.(2) (3) (4) Ontario, Canada Director

Retired, July 1995 as President of Ortho Pharmaceutical and Ortho-McNeil Inc. affiliates of Johnson and Johnson, involved in family planning, immunology and psychiatry – 1973 to July 1995.  Currently is a Health Care Consultant.

November 3, 1997
Donald Buxton, Dipl. Physical Therapy (3) (4) Quebec, Canada Director

Chairman of Labopharm Inc., a specialty pharmaceutical company developing novel drug products using proprietary drug delivery technologies, July 2000 to February 2005; President and Chief Executive Officer of Labopharm Inc., February 1997 to July 2000; Consultant, January 1996 to February 1997; Currently is a Health Care Consultant.

November 1, 2000
Joe Dunne, B.Sc., Ph.D. (2) (3) (4) New York, U.S.A. Director

Dr. Dunne is an independent consultant to the food industry.  Director of Westgate Biologicals Ltd, a startup company in the Health Sciences area, 1999 to present; Chairman of the Board and Chief Executive Officer of Westgate Biological Ltd. June 1999 to December 2003; President, Cultor Food Science 1997 to 1999; President of Quest (Food) International NA 1993 to 1997.

December 13, 2000
Lily Yang. Ph.D. (4) California, U.S.A. Director

President & CEO of Regena-Vue Inc. August 2004 to present, a private company involved in innovative botanical drugs and drug delivery technology; President & CEO of Theralife from 2000-2004. Consultant June 1998 to March 2000.

March 13, 2002
Nitin Kaushal, B.Sc., CA (2) Ontario, Canada Director

Institutional Sales, Orion Securities January 2005 to present, Managing Director, McFarlane Gordon/ Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; Managing Director, HSBC Securities from June 1997 to July 2001.

September 15, 2003
David Goold, CA British Columbia, Canada Chief Financial Officer

Chief Financial Officer of the Company October 2004 to present; Vice President, Finance and Chief Financial Officer of B.C. Research Inc. and Vizon SciTec Inc. (a related group of companies) 1998 to 2004.

N/A
Laura Wessman, MBA British Columbia, Canada Senior Vice President, Corporate Development

Senior Vice President, Corporate Development of the Company January 2004 to present; Vice President, Business Development of the Company October 2002 to January 2004; Marketing Manager December 2000 to October 2002; Plant Manger, Cominco Engineering Services Ltd., May 1996 to November 1999

N/A
Jeffrey J.E. Motley,B.Sc. British Columbia, Canada Vice President, Marketing & Sales

Vice President, Marketing and Sales of the Company; Vice President, Commercial Operations May 2001 to January 2004; Vice President, Business Development of the Company, January 2000 to May 2001; Director of Marketing, Nutritional Division, Wyeth-Ayerst Canada, January 1996 to December 1999.

N/A
Jerzy Zawistowski, M.Sc., Ph.D. British Columbia, Canada Vice President, Functional Foods and Nutraceuticals	Successively, Vice President, Director and Manager of Functional Foods and Nutraceuticals of the Company, April 1998 to present.	N/A

(1)

The information as to city of residence, principal occupation for the past five years is not within our knowledge and has been furnished by the respective Directors and Officers individually.

(2)

Member of Audit Committee.

(3)

Member of Compensation Committee.

(4)

Member of Nomination and Corporate Governance Committee.

As of March 29, 2005, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 98,340 common shares of the Company, being less than 1% of the issued and outstanding common shares of the Company.

Conflicts of Interest

Certain of our directors and executive officers also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with us or which may provide professional services to our Company.  For example, Percy Skuy, a director of our Company, is also a director of Topigen Pharmaceuticals Inc. and a consultant for Humber College; Donald Buxton, the Chairman of our Company, is also a director of Labopharm Inc., and a minority shareholder & member of the Management Advisory Committee for Baralex Inc.; Joe Dunne, a director of our Company, is also a director of Westgate Biological Ltd. and a consultant for Mastertaste, Kelloggs, and Kerry PLC; Lily Yang, a director of our Company, is also President & CEO of Theralife Inc.; Nitin Kaushal, a director of our Company, is also an institutional salesperson with Orion Securities, and a director of Genizon Biosciences, Victhom Human Bionics, Amadeus International and Protox Therapeutics; Dr. Jerzy Zawistowski, the Vice President Functional Foods and Nutraceuticals of the Company, is an Adjunct Professor with UBC and the University of Manitoba.  Consequently there exists the possibility for such Directors and Executive Officers to be in a position of conflict.  Under the Canada Business Corporations Act, any decision made by such Directors and Executive Officers involving our Company are required to be made in accordance with his or her duties and obligations to deal fairly and in good faith with our Company and such other companies.  In addition, such Directors are required to declare, and refrain from voting on, any matter in which such Directors may have a conflict of interest.

LEGAL PROCEEDINGS

Following are legal proceedings to which we are a party or of which any of our property is subject, other than proceedings that involve a claim for damages where the amount involved, exclusive of interest and costs, does not exceed ten per cent of our current assets.

Patent Oppositions

Notices of Opposition have been filed against three patents allowed in Europe, one covering sterol compositions, which includes a Reducol™ composition, one covering the process, which is currently used by Phyto-Source, to extract and purify phytosterols from tall oil pitch, and the final covering a process of microfluidizing or reducing the particle size of phytosterols to facilitate formulation. All of these oppositions are filed by third parties on the ground that the patent claims are not unique and inventive.  We have presented submissions and arguments in support of the patents, and, while there can be no assurance of the outcome of these oppositions, we expect that all of these patent claims will ultimately be upheld.   If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.     More particularly:

(i)

We have received Notices of Opposition to our granted European Patent 0783514 (Sterol Compositions) from two parties: (i) Raisio Benecol Ltd. and (ii) UPM-Kymmene Oyj.  We prepared defense submissions and arguments in reply to these oppositions in November 2003.  Subsequent to our reply, UPM-Kymmene Oy withdrew its opposition papers. Raisio will have an opportunity to reply to our defense submissions and we may make further reply submissions. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in 2005.  We or the remaining opponent may appeal the decision of the Opposition Division within further prescribed time frames.

(ii)

We have received Notices of Opposition to our granted European Patent 1148793 (Method of Preparing Microparticles of Phytosterols or Phytostanols) from two parties: (i) Raisio Benecol Ltd. and (ii) McNeil-PPC, Inc.  We prepared defense submissions and arguments in reply to these oppositions in December 2004. The two parties will have an opportunity to reply to our defense submissions and we may make further reply submissions. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in approximately one year, although the time frames within the European Patent Office are currently exceeding this. We or the two opponents may appeal the decision of the Opposition Division within further prescribed time frames.

(iii)

We have received a Notice of Opposition to our granted European Patent 1056767 (Method for the Preparation of Phytosterols from Tall Oil Pitch) from Raisio Benecol Ltd. We prepared defense submissions and arguments in reply to this opposition in January 2005. Raisio Benecol Ltd. will have an opportunity to reply to our defense submissions and we may make further reply submissions. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in approximately one year, although the time frames within the European Patent Office are currently exceeding this. We or the opponent may appeal the decision of the Opposition Division within further prescribed time frames.

Trademark Oppositions

We are opposing an application filed by Heel Canada Inc. to register the trade-mark Reduchol in Canada for use with pharmaceutical preparations that purport to reduce high levels of total cholesterol in the blood.  Both parties filed affidavit evidence.  The Canadian Intellectual Property Office should rule on the registrability of the trade-mark within the next 1 - 2 years.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To our knowledge, none of our directors, executive officers, or other insiders, nor any associate or affiliate of any of them, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect our company, other than as described below and elsewhere in this AIF.

Nancy Glaister, our Corporate Secretary, is a partner in the law firm of Cawkell Brodie Glaister Business Lawyers, which provides legal services to our Company.  Since her appointment as Corporate Secretary on May 26, 2004 to December 31, 2004, we have paid Cawkell Brodie Glaister approximately $129,000 for legal services rendered.  In the current fiscal year, we have paid Cawkell Brodie Glaister approximately $36,000 for legal services rendered.

Jim Heppell, the former Corporate Secretary of the Company, is a partner of the law firm Catalyst Corporate Finance Lawyers, which has also provided legal services to our Company.  We paid Catalyst $12,000, $24,000 and $56,000 during the years ended December 31, 2004, 2003 and 2002, respectively, for legal services rendered.

In 2002, we entered into a consulting contract with a company controlled by Tazdin Esmail, a former director and officer.   We paid consulting fees to Mr. Esmail’s company of $75,000 in 2004, $192,000 for the year ended December 31, 2003 and $171,000 for the year ended December 31, 2002. In May of 2004, Mr. Esmail resigned as a director of the Company and the consulting contract was terminated resulting in an early payout by us of $630,000.

In 2003 and 2004, Nitin Kaushal, one of our directors, provided us with finance consulting services.  We paid Mr. Kaushal $14,000 and $6,000 during the years ended December 31, 2004 and December 31, 2003, respectively, for such services.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its common shares is Pacific Corporate Trust Company, Vancouver, B.C. and Toronto, Ontario, Canada.

MATERIAL CONTRACTS

Following are contracts that are material to us and that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect, other than contracts entered into before January 1, 2002 or contracts entered into in the ordinary course of business:

On February 9, 1998 the Company instituted a Shareholder Rights Plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of Common Shares are entitled to one share purchase right for each Common Share held.  If any person or group makes a take-over bid, other than a bid permitted under the Rights Plan, or acquires 20% or more of the Company’s outstanding Common Shares without complying with the Rights Plan, each share purchase right entitles the registered holder thereof to purchase, in effect, $40 equivalent of Common Shares at 50% of the prevailing market price.  See “Risk Factors – Anti-Takeover Provisions”.  Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003.

By a deed, hypothec (mortgage) and bill of sale dated August 9, 2002, we entered into an agreement for the sale of our manufacturing pilot facility in Amqui, Quebec for $1.6 million, payable in staged payments.  On October 15, 2004 we amended the deed to defer a portion of the monthly payments from June 2004 until June 2005.  See “General Development of the Business - Three-Year History – Year Ended December 31, 2002 – Sale of Quebec Pilot Plant.”

Forbes (USA) entered into a Guaranty Agreement with Amegy Bank dated as of August 1, 2003.  Under the Guaranty Agreement, Forbes USA guaranteed all obligations of Phyto-Source under a US $3 million term loan and a US $1.5 million line of credit granted by Amegy Bank (the “Amegy Credit Facilities”).  The obligations under the Amegy Credit Facilities as of December 31, 2004 were US $1.5 million on the term loan and $1 million on the line of credit.  See “General Development of the Business - Three-Year History – Year Ended December 31, 2003 – Phyto-Source Debt Repayment and Restructuring” and “General Development of the Business - Three-Year History – Year Ended December 31, 2003 – Phyto-Source Expansion”.

In connection with the Amegy Credit Facilities, Forbes USA also entered into a subordination agreement dated as of August 1, 2003 pursuant to which Forbes USA agreed to subordinate any security interest it may have in the property of Phyto-Source, and all obligations of Phyto-Source to Forbes USA, to the security interests of Amegy Bank in Phyto-Source and all obligations of Phyto-Source to Amegy Bank.

Forbes USA, entered into an Unconditional Guaranty Agreement with SWBT Capital, LLC dated as of December 18, 2004 pursuant to which Forbes USA has guaranteed all the obligations of Phyto-Source under a Master Lease Agreement dated as of October 22, 2003 between Phyto-Source and SWBT Capital, LLC (the “Master Lease Agreement”).  Phyto-Source’s obligations under the Master Lease Agreement were US $1 million as of December 31, 2004.  See “Corporate Structure - Organizational Structure – Subsidiaries”, “General Development of the Business - Three-Year History – Year Ended December 31, 2003 – Phyto-Source Expansion” and “General Development of the Business - Three-Year History – Year Ended December 31, 2004 – Expansion of Phyto-Source Manufacturing Plant”.

Also, in connection with the Master Lease Agreement, Forbes USA entered into a Subordination Agreement with SWBT Capital, LLC dated as of March 17, 2004 pursuant to which Forbes USA agreed to subordinate any security interest it may have against the property of Phyto-Source, to the security interest of SWBT Capital, LLC under the Master Lease Agreement.

On May 26, 2004, Tazdin Esmail, a former director of our Company, resigned his position from our board of directors.  In connection with his resignation, we entered into a settlement agreement with Mr. Esmail pursuant to which we confirmed and formalized post-termination matters as follows: Mr. Esmail’s previous consulting contract was terminated resulting in an early payout of $630,000 as per the terms of his contract; we confirmed the vesting and exercisability provisions of Mr. Esmail’s stock options; we acknowledged Mr. Esmail’s reward for tenure allowance of $65,000 payable annually when Mr. Esmail reaches age 60, until he reaches age 85.  Mr. Esmail was 56 years old on December 31, 2004.  The settlement agreement also contained a mutual release in respect of Mr. Esmail’s consulting contract.

INTERESTS OF EXPERTS

Our auditor is KPMG LLP, Chartered Accountants.  To our knowledge, our auditor does not hold, any registered or beneficial interest, directly or indirectly, in any securities or other property of our Company.

KPMG provides tax, financial advisory, and other non-audit services to our Company and our subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The charter of the Audit Committee is attached as Schedule “A”.

Composition and Relevant Education and Experience

The audit committee is comprised of three independent and financially literate directors: Nitin Kaushal, Percy Skuy and Joe Dunne.   Following is a brief description of the education and experience of each of our audit committee members that is relevant to the performance of his or her responsibilities as such a member.

Mr. Kaushal has been a director of our Company and a member of our audit committee since September 2003.  Mr. Kaushal is also the Chair of our audit committee, and is a Chartered Accountant. Since January, 2005, Mr. Kaushal has been an institutional salesperson with Orion Securities Inc. in Toronto, Ontario.  Previously, he was the Managing Director of McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, Ontario since 2001. Prior to this, Mr. Kaushal was a Managing Director at HSBC Securities in its Healthcare Group and a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also the Assistant Manager at Price Waterhouse. Mr. Kaushal was also awarded a Bachelor of Science (Chemistry) from the University of Toronto. Mr. Kaushal is also a current member of the Board of Directors of Protox Therapeutics Inc., Victhom Human Bionics, Genizon Biosciences Inc., Amadeus International Inc.  and a member of the Canadian Institute of Chartered Accountants.

Mr. Skuy has been a director of our Company since November 1997 and a member of our audit committee since 1998. Mr. Skuy had a 34-year career with Johnson & Johnson where he acquired experience in many aspects of the pharmaceutical business including financial and business administration, new product development, sales, marketing, research and development and executive management.  He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency.  Mr. Skuy is a licensed pharmacist, and has been involved in the pharmaceutical and medical communities for many years.

Dr. Dunne has been a director of our Company since November 2000 and a member of our audit committee since 2001.  Dr. Dunne has been Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, since June, 1999.  Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

Pre-Approval of Non-Audit Services

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2004 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

External Auditor Service Fees (By Category)

The following table sets out the fees billed to us by KPMG LLP for professional services in each of the years ended December 31, 2003 and 2004. During these years, KPMG LLP was our only external auditor.

	Years ended December 31
	2004	2003
Audit(1)	$132,781	$143,696
Audit-Related(2)	85,075	Nil
Tax(3)	11,775	2,500
All Other Fees	Nil	Nil
Total	$229,631	$146,196

(1) Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees.” These include due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

(3) Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Nitin Kaushal qualifies as a financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions is contained in our Information Circular dated April 20, 2004 for our annual general meeting of shareholders which was held on May 26, 2004.  In addition, such information will be updated in our 2005 Information Circular which is expected to be issued in the near term.  Additional financial information is provided in our comparative financial statements and Management’s Discussion and Analysis for our most recently completed financial year. Our financial statements, Management’s Discussion and Analysis and other information about our Company can be located at www.sedar.com.

We will also provide to any person, on request to the Secretary of the Company, the following information:

(a)

when the securities of our Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities;

(i)

one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)

one copy of the comparative financial statements of our Company for our most recently completed financial year for which financial statements have been filed, together with the accompanying report of our auditors and one copy of our most recent interim financial statements that have been filed, if any, for any period after the end of the our most recently completed financial year;

(iii)

one copy of our information circular in respect of our most recent annual general meeting of shareholders that involved the election of directors; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

(b)

at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of our Company.

To receive such documents, please contact Nancy Glaister, Cawkell Brodie Glaister, LLP, 1260 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, telephone: (604) 684-3323 x 223; fax: (604) 684-3350.

Glossary of Terms

Amegy Bank	The Amegy Bank of Texas, formerly the Southwest Bank of Texas

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
Chusei

Chusei (U.S.A.) Inc., a Texas corporation.  The Company has entered into a joint venture with Chusei by establishing Phyto-Source LP for the construction and operation of a wood sterol manufacturing facility near Houston, Texas.

coronary heart disease	A common heart ailment caused by narrowing of the coronary arteries that supply oxygen and nutrients directly to the heart muscle, almost exclusively caused by atherosclerosis (see atherosclerosis).

dyslipidemia	A metabolic lipid disorder.

FDA	Food and Drug Administration - the government agency which regulates the manufacture, use and sale of food, human diagnostics and therapeutic products in the United States.

Forbes USA	Forbes Medi-Tech (USA) Inc., a wholly-owned subsidiary of the Company.

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

Health Canada	The government agency, which regulates the manufacture, use and sale of human diagnostics and therapeutic products in Canada. Health Canada also oversees safety of foods.

hypercholesterolemia	Excess of cholesterol in the blood.

IND	Investigational New Drug Application, an application submitted to a regulatory authority, such as the FDA, prior to being able to undertake human clinical drug trials.

LDL

Low-density lipoproteins - LDL carries the largest amount of cholesterol. High levels of LDL cholesterol are associated with an increased risk of coronary heart disease. LDL is known as the “bad” cholesterol.

lipids	Dietary or blood fatty substances, including cholesterol and triglycerides that are present in cell membranes and body tissues.

lipoproteins	Protein and lipid coated “packages” that transport fat and cholesterol in the blood. Lipoproteins are classified according to their density. Major lipoproteins include HDL and LDL.

NDA/NDS	New Drug Application/New Drug Submission: The documentation submitted to the FDA, Health Canada or other local regulatory authorities to obtain approval to market a new drug.

NSERC	Natural Sciences and Engineering Research Council of Canada.

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

Phyto-S-Sterols

A product line of cholesterol-lowering phytosterols derived from by-products of the pulping industry, the sterol/stanol and other ingredient combination of which may be varied to suit customer’s needs.

Phyto-Source, or Phyto-Source LP, or Phyto-Source joint venture

Phyto-Source LP, a Texas limited partnership, which has been established as a joint venture between the Company and Chusei for the construction and operation of a wood sterol manufacturing facility near Houston, Texas.

phytosterols

A class of lipid-like compounds bearing a common tetracyclic carbon structure. Found in plants, where they serve functions as constituents of cell membranes (e.g. sitosterol, sitostanol, campesterol, campestanol and stigmasterol).

Reducol™	Our branded phytosterol. See “Description of the Business – Lifestyle Changes Approach – Reducol™ and Phyto-S-Sterols”

Series A Shares	The Series A Convertible Preferred Shares in the capital stock of the Company.

sterols	An abbreviated name for “phytosterols”.

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

Schedule “A”

FORBES MEDI-TECH INC.

CHARTER OF THE AUDIT COMMITTEE

As Amended and Restated March 11, 2005

Audit Committee Charter

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Forbes Medi-Tech Inc. (the “Company”) is set forth below.  It is acknowledged that the Company is subject to the requirements regarding audit committees and financial reporting of the Toronto Stock Exchange, Nasdaq National Market and any other exchange on which the Company’s shares may be listed from time to time (collectively, the “Exchanges”) and the rules  and regulations of applicable Canadian securities commissions and the United States Securities and Exchange Commission (the “SEC”).

Role of Audit Committee

The Committee shall assist the Board in fulfilling its responsibility for oversight and monitoring of (a) the integrity of the Company's financial accounting and reporting, (b) the system of internal financial controls established by management, (c) the performance and adequacy of the Company’s internal audit function and independent auditors, (d) the independent auditors’ qualifications and independence, and (e) the compliance by the Company with legal and regulatory requirements.

The Committee shall prepare reports required to be prepared by audit committees under the rules and requirements of applicable Canadian securities commissions and the Exchanges.

Authority to Retain Experts

The Committee shall have the authority to retain outside counsel or other advisors as the Committee determines is necessary or appropriate to assist it in fulfilling its responsibilities.

Reporting
The Audit Committee shall report to the Board.

Appointment and Composition

The Committee and its Chair shall be appointed by the Board.  The Chair shall be a member of the Committee.

The Committee shall consist of at least three directors.

All members of the Committee shall:

(a)

be unrelated directors, within the meaning of the report of the Toronto Stock Exchange’s Committee on Corporate Governance, that is, each member shall be independent of management and free from any interest and any business or other relationship which could, or might reasonably be perceived to, materially interfere with their  ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding;

(b)

be independent, within the meaning of:

(i)

Multilateral Instrument 52-110;

(ii)

Nasdaq marketplace Rule 4200(a)(15); and

(iii)

Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(c)

not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years;

(d)

be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement; and

(e)

have a working familiarity with basic finance and accounting practices, and have experience with reviewing and approving public company financial statements, either as part of management or as a member of a public company’s audit committee.

At least one of the members of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

So long as the Company is subject to reporting obligations under the Securities Exchange Act of 1934, as amended, the Committee shall have at least one member that qualifies as an audit committee financial expert, as identified by the Board.  For purposes hereof, an “audit committee financial expert” shall be as defined by the SEC, and at the date of adoption hereof, means a person who has the following attributes:

(a)

an understanding of generally accepted accounting principles and financial statements;

(b)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)

an understanding of internal controls over financial reporting; and

(e)

an understanding of audit committee functions.

The “audit committee financial expert” shall have acquired such attributes through:

(a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)

other relevant experience.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

Duties

The Committee shall:

1.

Provide for an open avenue of communications between the independent auditors, management and the Board and, at least once annually, meet with the independent auditors independently of management.  The independent auditors shall report directly to the Committee.

2.

Be directly responsible for the compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting, for the purpose of issuing an audit report or related work.

3.

Have the sole authority to appoint or replace the independent auditors (subject, if applicable, to shareholder ratification) and regarding the selection, fee arrangements, appointment or termination of the independent auditors. The independent auditors shall be ultimately accountable to the Board and the Committee, as representatives of the shareholders.

4.

Obtain and review, on at least an annual basis, a formal written statement from the independent auditors regarding (a) the independent auditors’ internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditors and the Company.  Evaluate the qualifications, performance and independence of the independent auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of management and internal auditors.  The Committee shall present its conclusions with respect to the independent auditors to the Board.

5.

Review and approve the independent auditors' annual engagement letter.

6.

Review and pre-approve audit and permitted non-audit related services as outlined in the Audit Pre-approval Policy adopted on May 13, 2004.

7.

Review with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the independent auditors or management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for management; (c) their evaluation of the adequacy and effectiveness of the Company’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with management; (e) cooperation received from management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting the Company; and (g) significant changes to the Company’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditors or management.

8.

Discuss with management and the independent auditors any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and management’s assessment of the steps taken to monitor, control and minimize such risk.

9.

Review with management and the independent auditors the Company’s audited annual consolidated financial statements and make a recommendation to the Board as to approval thereof.

10.

Review with management and, when reviewed by the independent auditors, with the independent auditors, the Company’s unaudited quarterly financial statements and make a recommendation to the Board as to approval thereof.

11.

Review and discuss with management and the independent auditors significant reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including estimates, reserves, accruals, write downs, judgmental areas, audit adjustments, difficulties encountered in performing any audit, and such other review as may be appropriate.

12.

Review and discuss with management and the independent auditors significant issues regarding auditing and accounting principles, including critical accounting policies, and any significant changes in the Company’s selection or application of such accounting principles and policies.

13.

Review and discuss with senior management, the senior audit executive and the independent auditors the Company’s internal controls report and the independent auditors’ attestation report prior to filing the Company’s annual report with the SEC.

14.

Monitor the audit partners’ rotation as required by law.

15.

Obtain from the independent auditors assurance that Section 10A(b) of the Exchange Act has not been implicated.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board.

17.

Annually review the Committee’s own performance.

18.

Perform such other functions as assigned by law, the Company's bylaws or as the Board deems necessary and appropriate.

Committee Meetings and Board Reporting

Meetings will be held as required, but not less than quarterly.  The Committee shall meet periodically in separate executive sessions with management (including the chief financial officer and chief accounting officer), the internal auditors and the independent auditors, and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate.  The Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Minutes will be recorded.  The Committee shall make regular reports to the Board.

Funding

By the Board’s approval of this Charter, the Board confirms that the Committee shall be provided with appropriate funding, as determined by the Committee, in its capacity as a committee of the board of directors, for payment of:

(a)

compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

(b)

compensation to any advisers employed by the Committee; and

(c)

ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Complaints

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

Committee Charter Review and Approval

This Audit Committee Charter shall be reviewed, reassessed and approved by the Board annually.

2.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF FORBES MEDI-TECH INC.

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2004, 2003 and 2002

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

Management is responsible for the preparation of the consolidated financial statements and all other information in the annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reflect management’s best estimates and judgments. The financial information presented elsewhere in the annual report is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant reliable and timely financial information. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the financial statements, considers the report of the external auditors, assesses the adequacy of the Company’s internal controls, and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements were audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.

Charles A. Butt

David Goold, CA

President and Chief Executive Officer

Chief Financial Officer

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 8, 2005

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2004 and 2003

2004

2003

(restated

-note 3)

Assets

Current assets:

Cash and cash equivalents

$         9,229       $

4,512

Short-term investments

6,018

1,285

Accounts receivable (note 4)

3,530

3,314

Inventories (note 5)

708

508

Prepaid expenses and deposits

192

326

19,677

9,945

Property, plant and equipment (note 6)

12,989

11,897

Intangible and other assets (note 8)

5,923

6,592

$

38,589

$

28,434

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities (note 9)

$

2,855

$

2,333

Deferred revenues

344

151

Current portion of long-term debt (note 10)

1,405

796

4,604

3,280

Long-term liabilities:

Long-term debt (note 10)

763

1,074

Deferred revenues

−

151

Tenure allowance (note 12(a))

765

728

6,132

5,233

Shareholders' equity:

Share capital (note 11)

94,223

79,557

Contributed surplus

4,171

1,567

Deficit

(65,937)

(57,923)

32,457

23,201

$

38,589

$

28,434

Nature of operations (note 1)

Commitments and contractual obligations (notes 7, 12 and 18)

Related party transactions (notes 7 and 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Don Buxton”	“Nitin Kaushal”
Director	Director
DON BUXTON	NITIN KAUSHAL

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

2004

2003

2002

(restated

(restated

-note 3)

-note 3)

Revenue:

Sales

$

17,046

$

13,909

$

6,852

Licensing

151

208

941

Phytosterol revenues

17,197

14,117

7,793

Interest and other

374

150

187

17,571

14,267

7,980

Expenses:

Cost of sales, marketing and product development

9,340

8,199

7,247

General and administrative

6,195

4,892

4,225

Research and development

4,676

2,070

3,209

Stock-based compensation

2,838

1,459

414

Depreciation and amortization

1,635

2,044

2,307

24,684

18,664

17,402

Gain on settlement of licensing arrangements

−

−

(6,044)

Write-down of leaseholds and assets

−

−

1,136

Gain on divestiture of technology

−

(2,247)

−

Loss for the year before taxes

(7,113)

(2,150)

(4,514)

Provision for income taxes

901

−

−

Loss for year

(8,014)

(2,150)

(4,514)

Deficit, beginning of year

(57,923)

(55,773)

(51,259)

Deficit, end of year

$

(65,937)

$

(57,923)

$

(55,773)

Basic and diluted loss per share (note 13)

$

       (0.25)

$

(0.09)

$

(0.21)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

2004

2003

2002

(restated

(restated

-note 3)

-note 3)

Cash provided by (used in):

Operations:

Loss for the year

$

(8,014)

$

(2,150)

$

(4,514)

Adjustment to reconcile loss for the year
to cash flow used in operations:

Depreciation and amortization

1,635

 2,044

2,307

Amortization of deferred license revenues

(151)

(141)

(941)

Gain on settlement of licensing arrangements

−

−

(6,044)

Gain on divestiture of technology

−

(2,247)

−

Loss (gain) on disposal of fixed assets

4

(38)

(32)

Write-down of leaseholds and assets

−

29

1,136

Stock-based compensation expense

2,838

1,459

414

License fee paid in shares

49

−

−

Foreign exchange translation

(22)

131

−

Changes in:

Accounts receivable

(1,446)

759

(106)

Inventories

(200)

443

2,463

Prepaid expenses and deposits

134

211

804

Accounts payable and accrued liabilities

522

(2,634)

837

Royalties payable

−

(3,155)

−

Increase (decrease) in tenure allowance in excess of

amounts funded

(11)

114

(233)

Deferred revenues

193

442

−

Other

(32)

−

95

(4,501)

(4,733)

(3,814)

Investments:

Acquisition of property, plant and equipment

(1,445)

(1,087)

(1,566)

Acquisition of intangible and other assets

−

(49)

−

Investment in joint venture (net of cash received)

−

−

(1,222)

Collection of loan receivable from Phyto-Source LP

−

2,369

−

Proceeds on disposal of fixed assets

48

763

407

Proceeds on divestiture of technology

1,230

1,189

−

Short-term investments

(4,733)

(1,285)

983

(4,900)

1,900

(1,398)

Financing:

Issuance of common shares

1,473

7,779

199

Issuance of preferred shares

12,910

−

−

Issuance of special warrants

−

(887)

887

Repayment of notes payable

(150)

(1,151)

422

Repayment of capital lease obligations

(70)

−

−

Repayment of term loan

(647)

(887)

(1,593)

Increase in term loan

−

2,078

−

Increase in line of credit

602

−

−

14,118

6,932

(85)

Increase (decrease) in cash and cash equivalents

4,717

4,099

(5,297)

Cash and cash equivalents, beginning of year

4,512

413

5,710

Cash and cash equivalents, end of year

$

9,229

$

4,512

$

413

Supplementary information (note 14)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

1.

Nature of operations:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  The Company has operations in the nutraceutical/functional food ingredient market in the USA and some international markets.

As the Company is continuing to develop its pharmaceutical library of novel compounds and is planning to conduct further clinical trials on its pharmaceutical compound FM-VP4, future losses are anticipated and additional financing will be required.  The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the successful operation of its manufacturing activities and the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

2.

Significant accounting policies;

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

Years ended December 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

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

Years ended December 31, 2004, 2003 and 2002

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

(g)

Disclosure of guarantees:

Effective January 1, 2003, the Company adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies.  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board (“FASB”) Interpretation No. 45) but, unlike the FASB’s guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.  The Company has evaluated the impact of adoption of AcG-14 and the disclosures are included in notes 7 and 10.

(h)

Stock-based compensation plan:

The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company as described in note 11(e). Stock-based compensation expense is recorded for stock options issued to employees and non-employees using the fair value method with a corresponding increase in contributed surplus. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

Under the fair value based method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided. The fair value of employee stock options are valued at the grant date and amortized over the vesting period.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

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

(l)

Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received.  During the year ended December 31, 2004, the Company received $45 (2003 - $38) of government assistance which has been offset against research and development expense.

(m)

Income taxes:

Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

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

(p)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 12(e)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

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

Years ended December 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

(r)

Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  As the Company has incurred a loss for each period presented, all stock options and warrants are anti-dilutive and have been excluded from the weighted average shares outstanding.

(s)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.

Change in accounting policy

Effective January 1, 2004, the Company has adopted, on a retroactive basis, the transitional provisions of CICA Handbook (“Section 3870”), “Stock-based compensation and other stock-based payments”. With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

Prior to adoption of the new standard, the Company did not recognize compensation expense when stock options were issued to employees as options were issued with an exercise price equal to the market value of the shares at the date of grant.  Consideration paid by employees on exercise of stock options is recorded as an addition to share capital.  The effect of accounting for employee option grants under the fair value based method, were previously only disclosed on a pro-forma basis.

In accordance with the transitional options of Section 3870, the change in accounting policy has been applied retroactively and the amounts presented for prior years between January 1, 2002 and January 1, 2004 have been restated.  The effect of this change is to increase the net loss for the year ended December 31, 2003 by $1,090 and in the year ended December 31, 2002 by $394.  Opening deficit for 2004 was increased by $1,484, reflecting the cumulative effect of the change in accounting policy.   The impact of this restatement on the prior years consolidated financial statements is summarized below:

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

3.

Change in accounting policy (continued):

	As originally reported	Adjustment	As restated
As at December 31, 2002
Deficit	$ (55,379)	$ (394)	$ (55,773)
Contributed surplus	$ 20	$ 394	$ 414
Share capital	$71,472	−	$ 71,472

Stock-based compensation	$ 20	$ 394	$ 414
Loss for year	$ (4,120)	$(394)	$ (4,514)
Basic and diluted loss per share	$(0.19)	$(0.02)	$(0.21)
As at December 31, 2003
Deficit	$ (56,439)	$(1.484)	$ (57,923)
Contributed surplus	$ 389	$ 1,178	$ 1,567
Share capital	$ 79,251	$ 306	$ 79,557

Stock-based compensation	$ 369	$1,090	$ 1,459
Loss for year	$ (1,060)	$(1,090)	$(2,150)
Basic and diluted loss per share	$ (0.04)	$ (0.05)	$ (0.09)

4.

Accounts receivable:

2004

2003

Trade receivables

$            3,415

$

1,818

Note receivable (note 7(b))

−

108

Taxes recoverable

71

48

Interest and other receivables

44

1,340

$

3,530

$

3,314

5.

Inventories:

2004

2003

Raw materials and supplies

$

241

$

387

Finished goods

467

121

$

708

$

508

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

6.

Property, plant and equipment:

Accumulated

Net book

2004

Cost

amortization

value

Land

$           77

$

−

$          77

Building and infrastructure

1,927

(68)

1,859

Leasehold improvements

148

(97)

51

Production equipment

12,739

(1,971)

10,768

Office equipment

208

(103)

105

Computer equipment and software

351

(222)

129

$

15,450

$

(2,461)

$

12,989

Accumulated

Net book

2003

Cost

amortization

value

Land

$

77

$

−

$

77

Building and infrastructure

1,975

(35)

1,940

Leasehold improvements

82

(82)

−

Production equipment

10,865

(1,150)

9,715

Office equipment

155

(83)

72

Computer equipment

290

(197)

93

 $

 13,444

$

(1,547)

$

11,897

7.

Joint ventures:

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

(a) In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei (U.S.A.) Inc. ("Chusei USA”) to form Phyto-Source LP (“Phyto-Source”), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

7.

Joint ventures (continued):

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) (formerly known as Southwest Bank of Texas) by way of a US$3,000, three-year term loan. Amegy Bank also set up a US$1,500 revolving line of credit for Phyto-Source.  Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Amegy aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source (see note 2(g)).  The guarantee is for the entire term of the borrowing under the arrangements.  In addition, Forbes USA and Chusei USA have jointly and severally guaranteed Phyto-Source’s obligations under the capital equipment lease obtained by Phyto-Source from Amegy Bank (see note 10). The 60-month lease term began in August 2004. If Phyto-Source defaults on any or all of these obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantees.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at December 31, 2004, is US$3,630, (Cdn$4,369) comprised of the principal amount currently owed under the term loan (US$1,500), the amount utilized under the revolving line of credit (US$1,000), the capital lease liability (US$1,130), plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

Condensed balance sheets, statements of operations and cash flows reflecting the Company’s proportionate interests in joint venture operations:

2004

2003

Assets

Current assets

$

4,438

$

2,334

Property, plant and equipment

12,452

11,500

Intangible and other assets

4,405

5,062

$

21,295

$

18,896

Liabilities

Current liabilities

$

1,148

$

1,319

Term loan and line of credit

1,522

1,618

Capital lease obligations

579

37

$

3,249

$

2,974

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

7.

Joint ventures (continued):

2004

2003

2002

Earnings

Revenue

$

14,577

$

10,523

$

3,877

Expenses

10,228

9,011

6,174

Net earnings (loss)

$

4,349

$

1,512

$

(2,297)

2004

2003

2002

Cash Flow

Operating activities

$

4,030

$

2,163

$

711

Financing activities

587

(1,063)

151

Investing activities

(1,162)

(1,036)

(1,457)

Distributions

(2,821)

−

−

Increase (decrease) in cash flow

$

634

$

64

$

(595)

(b) As a result of the formation of the Phyto-Source joint venture, in August, 2002, the Amqui pilot facility was sold to a third party for a total of $1,631 resulting in a gain on the sale of $63, net of disposal costs of $68.  On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 repayable in one payment of $350 plus interest on May, 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009. In October 2004, the note receivable was amended to defer the monthly payments of the principal portion of the note receivable. Monthly interest installments are to continue as scheduled. As at December 31, 2004, total amount of $672 (short-term $nil; long-term $672) (December 31, 2003 -$716 (short-term $108; long-term $608)) remains outstanding.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

8.

Intangible and other assets:

Accumulated

Net book

2004

Cost

amortization

value

Technology (notes 8(b) and (c))

$

6,655

$

(2,251)

$

4,404

Other

35

(18)

17

6,690

(2,259)

4,421

Long-term receivable (note 8(a))

602

Note receivable, long-term portion (note 7(b))

672

Tenure allowance

228

$

5,923

Accumulated

Net book

2003

Cost

amortization

value

Technology (notes 8(b) and (c))

$

6,655

$

(1,593)

$

5,062

Other

35

(16)

19

6,690

(1,609)

5,081

Long-term receivable (note 8(a))

647

Note receivable, long-term portion (note 7(b))

608

Tenure allowance

180

Other

76

$

6,592

(a)

The long-term receivable represents the long-term balance of US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$602) (2003 – US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$647)) of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements (see note 7(a)).  Interest is charged on the loan equal to prime rates.

(b)

In January 2001, the Company acquired certain technology related to the extraction of phytosterols from tall oil pitch for total consideration of $3,500, consisting of a $2,500 cash payment and the issuance of a $1,000 convertible debenture.  In July 2001, this technology and know-how was licensed on a semi-exclusive basis to Phyto-Source as part of the formation of the joint venture.  This technology is being amortized over ten years.  The convertible debenture was repaid in full on December 31, 2003.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

8.

Intangible and other assets (continued):

(c)

As part of the formation of the joint venture, Phyto-Source acquired from Chusei certain technology related to the manufacture of phytosterols from tall oil pitch for total consideration of $9,945.  This is being amortized over ten years.  The Company’s proportionate share of this technology of $4,973 is reflected in these consolidated financial statements.

9.

Accounts payable and accrued liabilities:

2004

2003

       Trade payables

$            1,922

$     1,939

Other payables

933

394

$

2,855

$

2,333

10.

Long-term debt:

2004

2003

Promissory note

$

66

$

215

Phyto-Source term loan

903

1,618

Phyto-Source line of credit

602

−

Capital lease obligations

579

37

Other

18

−

2,168

1,870

Current portion

1,405

796

$

763

$

1,074

The promissory note relates to the lease of the Company's laboratory facilities, and bears interest at the Canadian prime rate plus 1.75% calculated semi-annually.  The promissory note is repayable in monthly installments of $13.  The Company’s lease expires in August of 2005.  In October 2003, the Company sub-leased approximately 9,000 of the 10,000 square foot laboratory facility to Cavendish Analytical Laboratories Ltd. (“Cavendish”) (see note 12(d)).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

10.

Long-term debt (continued):

In August 2003, Amegy Bank advanced loan proceeds to Phyto-Source under a US$3,000, three-year term loan at a fixed interest rate of 6%.  Amegy Bank also established a US$1,500 revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei USA (see notes 2(g) and 7(a)).  As at December 31, 2004 a balance of US$1,500 (Company’s 50% joint venture interest – US$750, Cdn$903) remains outstanding on the Phyto-Source term loan with the Amegy Bank, US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$602) of which is classified as short term and the balance, long-term.  In addition, the revolving line of credit has been utilized by an amount of US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$602).   The line of credit bears interest at a floating rate of prime plus 1% (with a floor of 5.75%), calculated daily, and unless extended, is repayable in full on July 31, 2005.

In December 2003, the Company announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes.   A portion of new equipment cost has been financed by the Amegy Bank by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei USA.   The 60-month lease term began in August 2004 at a fixed interest rate of 7.96%. As at December 31, 2004, a balance of US$962 (Company’s 50% joint venture interest – US$481, Cdn$579) remains outstanding on the capital lease obligation, and US$202 (Company’s 50% joint venture interest – US$101, Cdn$122) is classified as short term and the balance, long-term.

11.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 have been issued and converted, leaving 4,625,000 remaining to be issued.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

11.

Share capital (continued):

(b)

Common shares issued and allotted:

Share Capital			Contributed Surplus
	Number of Common Shares	Amount	Amount
Balance, December 31,2001	21,225,189	$ 71,273	$ −
Issued during the year for cash upon: Private placement Share issue costs Employee stock based compensation expense Non-employee stock based compensation expense	324,861 − − −	211 (12) − −	− − 394 20

Balance, December 31, 2002 (restated note 3)

Issued during the year for cash upon:

Private placement

Share issue costs

Exercise of stock options

Exercise of warrants

Exercise of special warrants

Exercise of broker’s warrants

Employee stock based compensation expense

Non-employee stock based compensation expense

Transfer from contributed surplus for options exercised:

Employee stock options

Non-employee stock options

Issuance of shares pursuant to licensing agreements

(note 12(e))

	21,550,050 3,238,634 − 583,000 4,677 1,575,000 150,000 − − − − 2,650	71,472 6,604 (545) 730 4 887 97 − − 265 41 2	414 − − − − − − 1,090 368 (265) (41) −

Balance, December 31, 2003 (restated note 3)

Issued during the year for cash upon:

Fair value of broker’s warrants

Exercise of stock options

Exercise of warrants for cash proceeds

Exercise of warrants on a cashless basis

Employee stock based compensation expense

Non-employee stock based compensation expense

Transfer from contributed surplus for options exercised:

Employee stock options

Non-employee stock options

Conversion of Series A Preferred Shares

Issuance of shares pursuant to licensing agreement

(note 12(e))

	27,104,011 − 731,625 69,912 605,497 − − − − 5,375,000 22,350	79,557 (495) 1,330 143 235 − − 404 90 12,910 49	1,567 495 − − (235) 1,953 885 (404) (90) − −
Balance, December 31, 2004	33,908,395	$ 94,223	$ 4,171

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

11.

Share capital (continued):

(c)

Private placement:

On January 6, 2004, the Company raised US$10,750 (Cdn$12,910 net of financing costs of Cdn$837) by way of a Private Placement, resulting in the issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13,747 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached (note 11 (d)).  Each Series A Convertible Preferred Share was convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  On April 22, 2004, all 5,375,000 outstanding Series A Convertible Preferred Shares were converted by the Company for no additional consideration, into common shares on a 1-to-1 basis.

(d)

Share purchase warrants:

In 2002, the Company completed a non-brokered Private Placement, resulting in the issuance of 324,861 units for $0.65 per unit for net cash proceeds of approximately $211.  Each unit consisted of one common share plus 0.08 of a common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at a price of $1.00 per share until March 10, 2004.   As at March 10, 2004, all remaining 21,312 warrants had been exercised for cash proceeds of $21.

As part of a September, 2003 Private Placement, approximately 1.2 million warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  As at December 31, 2004, 538,721 warrants were exercised on a cashless basis resulting in the issuance of 413,358 common shares and 47,600 warrants were exercised for cash proceeds of $119 resulting in the issuance of 47,600 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at December 31, 2004, 231,074 brokers’ warrants were exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers’ warrants were exercised for cash proceeds of  $3 resulting in the issuance of 1,000 common shares.  A balance of 614,543 warrants and 22,384 brokers’ warrants remain outstanding as at December 31, 2004.

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at December 31, 2004, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.  A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at December 31, 2004.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

11.

Share capital (continued):

(e)

Option Plan

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.  At the Company’s 2004 Annual General Meeting on May 26, 2004, shareholders approved an amendment to the Company’s 2000 Stock Option Plan increasing the number of shares reserved under it to 6,000,000, including 1,453,375 common shares to replace common shares previously issued under the Plan. Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors. Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest ratably over an 18-month or two-year period. The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(f)

Outstanding Options

Company's Stock Option Plan as at and changes for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	3,647,100	$ 2.15	3,642,850	$ 3.19	3,441,850	$ 4.90
Granted	2,725,000	3.22	1,469,100	1.75	1,453,000	0.96
Exercised	(731,625)	1.82	(583,000)	1.25	−	−
Forfeited	(1,349,500)	3.54	(881,850)	6.38	(1,252,000)	5.29
Outstanding, end of year	4,290,975	$ 2.45	3,647,100	$ 2.15	3,642,850	$ 3.19

Stock options outstanding as at December 31, 2004:

Options outstanding

Options exercisable

Number

Number

outstanding at

Weighted

Weighted

exercisable at

Weighted

Range of

December 31,

average remaining

average

December 31,

average

Exercise prices

2004

contractual life

exercise price

2004

exercise price

$0.55 - $0.95

328,500

1.75

$

0.78

321,000

$

0.78

$1.20 - $2.20

913,725

3.33

1.70

495,925

1.63

$2.23 - $3.17

2,499,250

3.21

2.67

1,675,500

2.61

$3.45 - $3.69

509,500

2.51

3.64

335,500

3.61

$4.10 - $4.90

40,000

3.58

4.50

40,000

4.50

4,290,975

3.05

$

2.45

2,867,925

$

2.38

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

11. Share capital (continued):

(g)

Stock Based Compensation

Stock-based compensation recorded for the year ended December 31, 2004 and 2003 is summarized below:

2004

2003

2002

Employee stock-based compensation expense

$ 1,953

$  1,090

$ 394

Non-employee stock-based compensation expense

 885

369

20

$ 2,838

$ 1,459

$  414

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                                          2004                 2003                 2002

Expected dividend yield                                                                     0%                     0%                      0%

Expected volatility                                                                           112%                  146%                114%

Risk-free interest rate                                                                      3.1%                  3.0%                  3.0%

Expected lives                                                                                 2 years               2 - 5 years     3 years

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                                           2004                 2003                 2002

Expected dividend yield                                                                   0%                       0%                     0%

Expected volatility                                                                         105%                     146%               114%

Risk-free interest rate                                                                     3.3%                    3.0%                3.0%

Expected lives                                                                            4 years               2 - 5 years          3 years

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

12.

Commitments, contractual obligations and contingencies:

(a)

Tenure allowance:

In January of 1999, the shareholders approved agreements with three key executive officers ("Executives") that provided for tenure allowances for services provided to the Company. The agreements entitled each Executive to receive an allowance provided the Executive had continued to provide his service to the Company to specified qualification dates, which ranged from March 1, 2002 to January 1, 2005.  By 2002, two of these executives had resigned from the Company prior to the date that the tenure allowance would have vested.   In 2004, the third Executive resigned, however he had reached his qualification date and has qualified for his tenure allowance. The Company recorded the cost of this allowance over the term from the date of shareholders' approval to the applicable qualification date.

As the tenure allowance has not been fully funded, the interest accretion expense on the allowance for the year ended December 31, 2004 is $31 (2003 - $163).

(b)

Research agreements:

As at December 31, 2004, the Company has not recorded future funding commitments under various research agreements totaling $1,130 (2003-$1,682). These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

(c)

Cavendish Analytical Laboratory Ltd:

In October 2003 the Company entered into a series of agreements with Cavendish Analytical Laboratory Ltd. (“Cavendish”) of Vancouver, British Columbia to conduct further research activities for the Company, and for the lease from the Company by Cavendish of certain equipment and the sublease by Cavendish of most of the Company’s laboratory facilities at UBC.  Cavendish also purchased certain laboratory equipment from the Company at a price of $305The research agreement signed by the Company and Cavendish is for a two-year period and requires Cavendish to carry out a minimum of $200 of analytical chemistry services and $200 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  Cavendish, in turn, is paying to the Company approximately $24 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of a total of 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

12.

Commitments, contractual obligations and contingencies (continued):

 (d)

Sale of AD/ADD Technology:

In April of 2003, the Company sold its AD/ADD technology to a large multi-national pharmaceutical firm for proceeds of US$1,627 (Cdn$2,247), net of commissions and assignment fees. As at December 31, 2003 a balance of US$950 (Cdn$1,230) was outstanding. In January of 2004, the Company received this final balance. With respect to the sale of this technology and a Technology Assignment Agreement and Amendment with the University of British Columbia (“UBC”), the Company issued a final balance of 22,350 common shares and paid US$37 (Cdn$50) to UBC (see note 12(e)).

(e)

University of British Columbia:

By agreements with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione (“AD”) and Androstadienedione (“ADD”).  Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and agreed to issue up to an additional 50,000 shares after the sale of any products derived from these technologies.  In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5%.

Pursuant to the sale of the AD/ADD technology in April 2003 (see note 12(d)), and a Technology Assignment Agreement and Amendment (the “Assignment Agreement”) between the Company and UBC, the Company issued UBC 2,650 common shares and paid US$48 (Cdn$74) (net of legal costs).  In January 2004, the Company issued a final balance of 22,350 common shares and paid US$37 (Cdn$50) to UBC. Effective January 6, 2004, the original AD/ADD License Agreement dated July 1995 was terminated via a Termination Agreement and Release.

(f)

Legal claims:

The Company is subject to a legal claim arising from a disagreement with a former employee.  The Company analyzed the legal proceeding and allegations of this claim. The outcome of this proceeding is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

13.

Loss per share:

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 31,945,477 (2003 – 24,449,696, 2002 – 21,766,440).

14.

Supplementary information:

2004

2003

2002

Supplementary cash flow information:

Interest paid

$147

$257

 $218

Income taxes paid/(recovered)

27

(3)

(18)

Non-cash financing and investing activities:

Conversion of preferred shares to common shares

2,415

−

 −

Acquisition of assets under capital lease

630

−

 −

Fair value assigned to brokers’ warrants

495

−

 −

Transfer from contributed surplus for brokers’

warrants exercised

235

−

−

Transfer from contributed surplus for options exercised

 494

 −

 −

Note receivable acquired on sale of pilot facility

 −

−

1,200

Prepayment of research costs by transfer of property,

plant and equipment

−

−

201

15.

Related party transactions:

During the period, the Company paid or accrued to companies controlled by directors or officers:

2004

2003

2002

Legal fees and share issue costs

$

141

$

31

$

292

Consulting

719

198

171

$

860

$

229

$

463

16.

Concentration of sales:

For the year ended December 31, 2004, a majority of the Company’s revenue was generated from three customers (year ended December 31, 2003 – two customers). Customer A accounted for 42% (2003-65%), Customer B accounted for 21% (2003 –2%) and Customer C accounted for 14% (2003-22%) of revenue.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

17.

Income taxes:

The tax effects of temporary differences that give rise to significant components of the future income tax assets and liabilities are presented below:

2004

2003

Non-capital loss carry-forwards

$

8,174

$

6,683

Research and development expenditures deferred for

income tax purposes

11,686

     11,096

Deficiency of property, plant and equipment and intangible

assets over tax values

(824)

(616)

Share issue costs

355

246

Other

 272

259

Total gross future income tax assets

19,663

17,668

Valuation allowance

(19,663)

(17,668)

Net tax future income assets

$

−

$

−

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2004, the Company has scientific research and experimental development expenditures in the amount of $34,286 (2003 - $31,168) available for carry-forward indefinitely to reduce future Canadian taxable income.  The Company also has approximately $7,407 (2003 - $6,692) of unclaimed investment tax credits expiring between 2005 to 2013, available to reduce future Canadian income taxes otherwise payable.  The Company also has non-capital losses in the amount of $23,025 (2003-$18,828) available to offset future Canadian taxable income expiring at various dates through to 2011.  The future tax benefits of these expenditures, investment tax credits and non-capital losses have been offset by a valuation allowance. The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year the valuation allowance is reduced.

Realization of the related future income tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future income tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future income tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

The income tax provision of $901 recorded for the year ended December 31, 2004 (2003-$nil, 2002-$nil) relates to estimated current income taxes payable on the net operating income earned from the company's United States Phyto-Source joint venture operations.

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

Years ended December 31, 2004, 2003 and 2002

18.

Lease commitments:

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2005

$

593

2006

227

2007

212

2008

9

2009

6

$

1,047

19.

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

(a)

Consolidated statement of operations and deficit:

2004

2003

2002

(restated

(restated

-note 3)

-note 3)

Net loss in accordance with

Canadian GAAP

$(8,014)

$(2,150)

$(4,514)

Difference in non-employee stock based

compensation (note (c)(i))

 −

  −

121

Difference in employee stock based

   compensation (note (c)(ii))

1,953

1,090

394

Net loss in accordance with

United States GAAP

(6,061)

(1,060)

 (3,999)

Deficit, beginning of year, United States GAAP

(58,230)

(57,170)

(53,171)

Deficit, end of year, United States GAAP

$(64,291)

$(58,230)

$(57,170)

Weighted average number of shares
outstanding

31,945,477

24,449,696

21,766,440

Basic and diluted loss per share

$    (0.19)

$(0.04)

$(0.18)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

19.

United States generally accepted accounting principles (continued):

(b)

Consolidated balance sheet:

2004

2003

Canadian

United States

Canadian

United States

GAAP

GAAP

GAAP

GAAP

(restated

– Note 3)

Shareholders’ equity:

Common Shares

$ 94,223

$ 93,512

$79,557

$79,251

Contributed Surplus

$ 4,171

$3,236

$ 1,567

$ 2,180

Deficit

$(65,937)

$ (64,291)

$(57,923)

$(58,230)

(c)

Differences:

(i)

Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(h) for grants made on or after January 1, 2002.  Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation.  The fair value of the stock options granted to non-employees during the years ended December 31, 2004, 2003 and 2002, was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

2004

2003

2002

Expected dividend yield

0%

0%

0%

Expected stock price volatility

105%

155%

114%

Risk-free interest rate

3.3%

3.0%

3.0%

Term of options

4 years

5 years

2 - 4 years

(ii)

Under United States GAAP, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.  As such, compensation expense under the Company’s stock option plan is recorded on the date of grant only if the market value of the underlying stock at the date of grant exceeds the exercise price. No compensation expense was required to be recognized under United States GAAP.  Employee stock-based compensation under Canadian GAAP is summarized in note 11(g).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

19.

United States generally accepted accounting principles (continued):

(c)

Differences (continued)

(iii)

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

(d)

Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and Related Interpretations, (APB 25) in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the years ended December 31, 2004, 2003 and 2002 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

2004

2003

2002

Expected dividend yield

0%

0%

0%

Expected stock price volatility

112%

146%

114%

Risk-free interest rate

3.1%

3.0%

3.0%

Expected life of options

2 years

2 - 5 years

3 years

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

19.

United States generally accepted accounting principles (continued):

(d)

Supplementary information for U.S. GAAP purposes on stock-based compensation (continued):

The weighted average fair value of the options granted during the year is $1.72 (December 31, 2003 - $1.52, December 31, 2002 - $0.61).  For purposes of pro forma disclosures, the estimated fair value of the options granted since 1995 is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net loss and loss per share under United States GAAP would have been as follows:

2004

2003

2002

Net loss in accordance with United

States GAAP, as reported

$(6,061)

$(1,060)

$(3,999)

Add: Employee stock-based

compensation expense

(recovery), as reported

−

−

−

Deduct: Employee stock-based

compensation expense

determined under the

fair value method

(1,953)

(1,138)

(2,307)

Pro forma net loss

$ (8,014)

$(2,198)

$(6,306)

Pro forma – basic and net
loss per share

$(0.25)

$(0.09)$

(0.29)

(d)

Recent accounting pronouncements:

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

FASB issued a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”).  SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.  The compensation cost is to be recognized over the service period which is determined by the vesting period.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company has not determined the effect of adopting SFAS 123(R).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

19.

United States generally accepted accounting principles (continued):

(e)

Recent accounting pronouncements (continued):

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•

Financial Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.  The Company assessed the initial fair value as at September 30, 2003 with respect to the Company’s guarantee of third party debt held by Phyto-Source (note 7) and determined that it was nominal.  As a result, no value has been reflected under US GAAP.

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

20.

Subsequent events:

(a)

Stock options:

On January 6, 2005, 335,000 stock options were granted to employees of the Company with an expiry date of January 6, 2010 at an exercise price of $2.98 per option.

3.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2004

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with our audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

FORBES MEDI-TECH, INC. (“Forbes”, the “Company”, “we”, “us” or “our”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.  Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our proposed business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market. Our scientific platform is based on core sterol technology.  We have developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

Pharmaceuticals – Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which recently completed a Phase II clinical trial in Europe. FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

Taking into account the results of the European trial, we are planning to undertake a U.S. Phase II clinical study of FM-VP4 in 2005 involving an expanded number of participants, a longer trial duration and a narrower dosage range. The U.S. Phase II clinical trial design will focus on identifying the reduction in LDL-cholesterol produced by FM-VP4.  To support this planned trial, we have recently commenced a 90 day preclinical toxicology study, and currently anticipate filing of an investigational new drug application with the U.S. FDA and commencing our U.S. Phase II trial later this year.

In July 2004, we announced the addition of two novel cholesterol absorption inhibitors to our drug development program.  The first compound, FM-VA12 is a novel single molecular entity that has been shown in animal studies to inhibit cholesterol absorption. The second compound, FM-VP24, is a novel analogue, which early stage research shows inhibits cholesterol absorption while also exhibiting anti-inflammatory activity.  These compounds were identified for further pre-clinical work from our FM-VPx Library of Compounds, which we continue to investigate for additional drug development candidates.

Nutraceuticals – We currently market two nutraceutical products, Reducol™ and Phyto-S-Sterols.  These products are plant sterol-based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the forestry industry.

Both Reducol™ and Phyto-S-Sterols are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership (“Phyto-Source”), a 50-50 manufacturing joint venture between our wholly-owned subsidiary, Forbes Medi-Tech (USA) Inc. (“Forbes USA”), and Chusei (U.S.A.) Inc. (“Chusei”).  Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, with an annual capacity of 1,500 metric tonnes.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for our account, with sales to third parties made solely by us.  In 2004, we informally agreed with Chusei that Phyto-S-Sterols would be manufactured for sales directly by Phyto-Source to third parties, with us acting as the primary sales agent for the Phyto-S-Sterols.

In November 2004 and more recently, in March 2005, we received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.   Sterols are still under regulatory review in Australia and New Zealand.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

2004 HIGHLIGHTS:

Clinical Studies

On April 5, 2004, we announced the results of our European Phase II clinical trial of FM-VP4. The preliminary trial results reported in April 2004 showed that FM-VP4 demonstrated a dose-response that was statistically significant.  In particular, FM-VP4 showed an overall reduction in low-density lipoprotein (“LDL”), as compared with placebo, of 11%.  Thirty-three percent of subjects achieved a greater than 15% reduction at the 400 mg per day dosing level.  The data suggested that 400 mg per day may be the optimal dose, although further studies are required to confirm a plateau. In addition to these statistically significant results, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.

We are currently proceeding with our plans for a U.S. Phase II clinical trial of FM-VP4, following on the results of the European study.  See “Overview – Pharmaceuticals” above.

Nutraceutical Regulatory Approval

In November 2004, we announced that a European Commission decision had been issued authorizing the use of Reducol™ in milk-based beverages.  This initial decision authorizing the use of Reducol™ established the basis for the more recent European Union regulatory approval of Reducol™ in several additional food groups.  (See “Subsequent Events  - Nutraceutical Regulatory Approval” below).

Nutraceutical Sales Agreements

In September 2004 we announced that we had secured a sterols sales agreement for US$24.4 million over a three-year period beginning in January 2005. This new customer agreement is between our manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company.

Following approval of Reducol™ for sale in milk-based products in Europe in November 2004, we announced sales and licensing agreements with two European companies.  We agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company.  Further, a 5-year sales and licensing agreement with Fayrefield Foods of Crewe, UK was concluded with an expectation to expand into applications for other food groups upon approval.

Expansion of Phyto-Source Manufacturing Plant

In support of the expanded business opportunities in Europe, we completed the expansion of our 50-50 manufacturing joint-venture facility, Phyto-Source, from 1,000 to 1,500 metric tonnes per annum in December 2004.  The plant expansion was self-funded from cash generated by the Phyto-Source joint venture with a portion of the new equipment cost financed by SWBT Capital, LLC and guaranteed by the joint venture partners, Forbes USA and Chusei.

Private Placement Financing

On January 6, 2004, we raised US$10.75 million (Cdn$12.9 million net of financing costs of Cdn$0.9 million) by way of a Private Placement, resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13.8 million and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share was convertible at the option of the holder, and in certain circumstances, at our option, for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of Forbes at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, we also issued affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at December 31, 2004, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.

On April 22, 2004, the total 5.375 million outstanding Series A Convertible Preferred Shares were converted by us for no additional consideration, into common shares on a 1-to-1 basis.

These funds are being used to fund additional research and development and for working capital.

Proceeds on divestiture of AD/ADD technology

In early January, 2004, we received the final balance of C$1.23 (US$0.95) million for the 2003 sale of our pharmaceutical fine chemical technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD).  The gain of C$2.2 million was included in the December 31, 2003 results.  The sale was to a large multi-national pharmaceutical company for total gross proceeds of C$2.6 (US$1.9) million.

Advisory Boards and Cardiovascular Health Expertise

In 2004, we appointed a number of leaders in Cardiovascular and Metabolic Syndrome research to our Medical & Scientific Advisory Board, including Steven E. Nissen, M.D., Daniel J. Rader, M.D., Thomas A. Pearson, M.D., M.P.H., Ph.D., and Dr. Steven Haffner, M.D.  Dr. Nissen became Chairman of the MASB in November 2004, following the resignation of the former Chairman, Dr. Eric Topol.

SUBSEQUENT EVENTS

Nutraceutical Regulatory Approval

In March 2005, we announced that we received an opinion of substantial equivalence from European regulatory authorities allowing us to market Reducol™ in a variety of approved food groups including: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. The substantial equivalence notification followed the November 2004 approval for the use of Reducol™ in milk-based drinks.

BASIS OF PRESENTATION

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and our 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  We account for our interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

RESULTS OF OPERATIONS

The following table summarizes our results of operations for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.  The results for the year ended December 31, 2003 and December 31, 2002 have been restated from the retroactive adoption of the Stock Based Compensation accounting policy (see “Change in Accounting Policy” below)

Summary: (millions of $ except per share values)	Year ended December 31, 2004	Year ended December 31, 2003 (restated)	Year ended December 31, 2002 (restated)

Revenues	$ 17.6	$ 14.3	$ 8.0
Expenses	(24.7)	(18.6)	(17.4)
Other income	-	2.2	4.9
Income taxes	(0.9)	-	-
Net loss	($ 8.0)	($ 2.1)	($ 4.5)

Net loss per common share	($0.25)	($0.09)	($0.21)

To date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception. We expect to continue incurring operational losses until the earnings from commercialization of one or more of our products exceed the costs of research and development, manufacturing, administration and other expenses.  At December 31, 2004, our accumulated deficit was $65.9 million (2003 - $57.9 million).

REVENUES

Summary: (millions of $ except per share values)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

Phytosterol sales	$ 17.0	$ 13.9	$ 6.9
Licensing	0.2	0.2	0.9
Phytosterol revenues	17.2	14.1	7.8
Interest and other	0.4	0.2	0.2
Total revenues	$ 17.6	$ 14.3	$ 8.0

Fiscal 2004 compared to Fiscal 2003

Total revenues, including interest income, for the fiscal year ended December 31, 2004 were $17.6 million compared with $14.3 million for the fiscal year ended December 31, 2003, an increase of 23%.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2004 totaled $17.2 million compared with $14.1 million for the year ended December 31, 2003.

Phytosterol sales for fiscal 2004 were $17.0 million compared with $13.9 million for fiscal 2003.  In the year ended December 31, 2004, the bulk of our revenues were earned from sales to three main customers.

In June 2004, we announced the renewal of a major phytosterol agreement between Phyto-Source LP and a large multinational company. The renewed contract is effective through the end of 2005.  In September 2004, we announced that we had secured an additional phytosterol supply agreement between Phyto-Source LP and another leading multinational ingredient company.  This agreement is for US$24.4 million over a three year period, commencing January 2005.  Accordingly, revenues from this latter agreement will be reflected in future periods.

The Company is in negotiation with potential customers internationally to expand its customer base.

Fiscal 2003 compared to Fiscal 2002

Total revenues, including interest income, for the fiscal year ended December 31, 2003 were $14.3 million compared with $8.0 million for the fiscal year ended December 31, 2002, an increase of 79%.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2003 totaled $14.1 million compared with $7.8 million for the year ended December 31, 2002.

Phytosterol sales for fiscal 2003 were $13.9 million compared with $6.9 million for fiscal 2002.  In the year ended December 31, 2003, the bulk of our revenues were earned from sales to two main customers.  The increase in sales for the year ended December 31, 2003 was primarily as a result of our share of sales of non-branded sterols from the Phyto-Source joint venture under a major supply agreement secured in September of 2002 (see Company news releases dated September 19, 2002 and January 15, 2003).  Shipments under this two-year agreement commenced in January of 2003.

In 2003, we extended our supply and licensing contract for up to three years with Pharmavite for the continued sale of Reducol™.  An amount of US$0.3 (Cdn$0.45) million advanced as an upfront licensing fee is being amortized over the life of the agreement. The contract calls for an undisclosed amount of Reducol™ to be purchased each year to maintain Pharmavite's exclusive rights to the mass-market distribution channel in the United States.

OPERATING EXPENSES

Summary: (millions of $ except per share values)	Year ended December 31, 2004	Year ended December 31, 2003 (restated)	Year ended December 31, 2002 (restated)

Cost of sales, marketing & product development	$ 9.4	$ 8.2	$ 7.2
General and administrative	6.2	4.9	4.3
Research and development	4.7	2.1	3.2
Stock-based compensation	2.8	1.5	0.4
Depreciation/amortization	1.6	2.0	2.3
Total operating expenses	$ 24.7	$ 18.7	$ 17.4

Fiscal 2004 compared to Fiscal 2003

Cost of sales, marketing and product development (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2004 totaled $9.4 million on phytosterol revenues of $17.2 million, or 55% of phytosterol revenues, versus $8.2 million on phytosterol revenues of $14.1 million for the year ended December 31, 2003, or 58% of phytosterol revenues. The decrease in cost of sales as a percentage of sales can be attributed to improvements in production efficiencies and product mix.  While Cost of Sales as a percentage of phytosterol revenue has decreased in 2004 resulting primarily from improvements in production efficiencies, such percentage may continue to fluctuate over time due both to variations in the phytosterol product mix and to increases in marketing efforts.

In 2004, the capacity at our Phyto-Source joint venture manufacturing facility underwent expansion from 1,000 mt to 1,500 mt in annual production of phytosterol products for commercial sale.

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2004 totaled $6.2 million, compared with $4.9 million in fiscal year 2003.   In 2004, G&A increased by 27% over 2003.   By type of costs incurred, G&A for 2004 consists of professional services - $2.1 million (2003 - $1.3 million), salaries and benefits - $1.2 million (2003 - $1.1 million); travel - $0.3 million (2003 - $0.2 million); occupancy costs - $0.2 million (2003 - $0.2 million); and operations - $2.0 million (2003 – $1.6 million). Operations increased due to increased withholding tax expenses for 2004 and increased administrative expenditures resulting from increased business activity in 2004.  G&A expenses are expected to increase in 2005 resulting from increased staffing levels, expanded investor relations and business development programs and an expansion of head office space. Included in professional services are payments for the termination of a consulting contract resulting in an early payout of $630 thousand, as per the terms of the contract. The contract was with a company controlled by Tazdin Esmail, a former director, pursuant to which the Company paid consulting fees of $75 thousand, in the period ending May 26, 2004, the date of Mr. Esmail’s resignation as a director ($192 thousand for the year ended December 31, 2003).  Also included in G&A expenses were certain payments to another director and to firms controlled by two officers for professional services as follows: In the year ended December 31, 2004, the Company paid to Nitin Kaushal, a director of the Company, $14 thousand ($6 thousand for the year ended December 31, 2003), in consulting fees for accounting-related services. In the period from May 26, 2004, the date of appointment of Nancy Glaister as Corporate Secretary, to December 31, 2004, the Company paid to Cawkell Brodie, Business Lawyers, a law firm of which Ms. Glaister is a partner, $129 thousand for legal services.  In the year ended December 31, 2004, the Company paid $12 thousand to Catalyst Corporate Finance Lawyers, a law firm of which Jim Heppell, the former Corporate Secretary of the Company, is a partner ($24 thousand for the year ended December 31, 2003).

Research and development   Our net research and development (“R&D”) expenses for the year ended December 31, 2004, totaled $4.7 million compared with $2.1 million for the year ended December 31, 2003.

The increase in R&D expenditures in fiscal 2004 over 2003 is mainly a result of our decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  A major part of R&D expenditures in 2004 was in the area of pre-clinical and clinical development, including the European Phase II trial of FM-VP4. Also contributing to the increase in expenditures were increased fees for consulting work pertaining to planning a further US Phase II trial.  Contributing to the reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec. No further tax credits are expected.  R&D expenditures are expected to increase significantly in 2005 as core research projects are progressed, toxicity studies and US based Phase II clinical work on FM-VP4 continues, and our Library of Compounds are further explored.  Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

Stock-based compensation Stock-based compensation expense totaled $2.8 million for the year ended December 31, 2004 compared with $1.5 million for 2003.  Of the $2.8 million of stock-based compensation expense, $1.9 million relates to employee and $0.9 million to non-employee option grants compared with $1.5 million in 2003, of which $1.0 million related to employee and $0.5 million to non-employee option grants (see “Change in Accounting Policy” below).

Depreciation and amortization (“Amortization”)  Amortization expense relates primarily to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture. Amortization for the year ended December 31, 2004 totaled $1.6 million compared with $2.0 million for the year ended December 31, 2003. The decrease in amortization relates mainly to the divestiture of a majority of our laboratory equipment at UBC in the later part of 2003.  For the year ended December 31, 2004, of the total $1.5 million (2003 - $2.0 million) of Amortization, $1.0 million (2003 - $0.8 million) pertains to depreciation of assets and $0.6 million (2003 – $1.2 million) pertains to amortization of our technology licenses.  Our technology is being amortized over ten years.

As part of our contribution to the Phyto-Source joint venture, Chusei (USA) Inc. (“Chusei”) assigned to Phyto-Source a supply agreement with a certain customer.  Our proportionate share in the amount of $1.53 million was fully amortized by December 31, 2003.

INCOME TAXES

The income tax provision of $0.9 million recorded for the year ended December 31, 2004 (2003-$nil, 2002-$nil) relates to estimated current income taxes payable on the net operating income earned from our United States Phyto-Source joint venture operations. No benefit has been recorded for operating losses and temporary differences arising in the current period or prior year by our Canadian operations since the utilization of these amounts is not considered to be more likely than not.

Fiscal 2003 compared to Fiscal 2002

Cost of sales, marketing and product development (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2003 totaled $8.2 million compared with $7.2 million for the year ended December 31, 2002.

Fiscal 2003 represented the first year in which Phyto-Source, our joint venture manufacturing facility in Texas, operated near full-capacity in the production of phytosterol products for commercial sale.  Economies of scale, production improvements and gross margins achieved in 2003 were in line with Management’s expectations.  Fiscal 2002 did not represent a year of full commercial production and included additional costs of plant upscaling including production method adjustment costs.  Also included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for our development of the fine chemical AD/ADD (the AD/ADD technology was subsequently sold in 2003).

Research and development   Our net research and development (“R&D”) expenses for the year ended December 31, 2003, totaled $2.1 million compared with $3.2 million for the year ended December 31, 2002.

The reduction in R&D expenditures in fiscal 2003 over 2002 is partly as a result of our decision to focus our core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  Non-core research, not directly related to our new and more focused R&D project pipeline, was suspended as we successfully continued cost-saving directives implemented in mid 2002.  A major part of R&D expenditures in 2003 was in the area of pre-clinical and clinical development, including the European Phase II trial of FM-VP4.  Contributing to the reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec.

The closing of our laboratory at UBC in 2002 and subsequent sub-lease in 2003 of the laboratory facilities also contributed to a reduction in R&D expenditures in 2003. Research, which had been conducted at the facility, is being outsourced to third-party laboratories.  Some of our continuing research work is being performed by the laboratory space sub-lessee, Cavendish.  A research agreement signed in July 2003 between us and Cavendish spans a two-year period and requires Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  Cavendish is paying us approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of the total 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200,000.

Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2003 totaled $4.9 million, compared with $4.3 million in fiscal year 2002.   In 2003, G&A increased by 14% over 2002.   By type of costs incurred, G&A for 2003 consists of professional services - $1.3 million (2002 - $1.3 million), salaries and benefits - $1.1 million (2002 - $0.7 million); travel - $0.2 million (2002 - $0.2 million); occupancy costs - $0.2 million (2002 - $0.3 million); and operations - $1.6 million (2002 – $1.7 million).  The increase in wages is primarily as a result of the addition of staff in 2003, and the re-payment in 2003 of deferred wages from 2002, net of a reduction in 2002 of tenure allowance liability of approximately $0.2 million.  Operations increased due to increased insurance premiums for 2003 and increased administrative expenditures resulting from increased business activity in 2003.

Stock-based compensation Stock-based compensation expense totaled $1.5 million for the year ended December 31, 2003 compared with $0.4 million for 2002.  Of the $1.5 million of stock-based compensation expense, $1.0 million relates to employee and $0.5 million to non-employee option grants compared with $0.4 million in 2002, of which $0.37 million related to employee and $0.03 million to non-employee option grants. (see “Change in Accounting Policy”, below).

Depreciation and amortization (“Amortization”)  Amortization expense relates to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture.  The decrease in amortization relates mainly to the divestiture of a majority of our laboratory equipment at UBC. For the year ended December 31, 2003 Amortization totaled $2.0 million compared with $2.3 million for the year ended December 31, 2002.  For the year ended December 31, 2003, of the total $2.0 million (2002 - $2.3 million) of Amortization, $0.8 million (2002 - $1.0 million) pertains to depreciation of assets and $1.2 million (2002 – $1.3 million) pertains to amortization of our technology licenses.  Our technology is being amortized over ten years.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2004				2003 (restated)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$3.3	$3.2	$5.4	$5.7	$3.4	$3.5	$3.4	$4.0
Net income (loss)	($1.7)	($2.4)	($1.7)	($2.2)	$0.0	$2.0	($1.8)	($2.4)
Net income (loss) per share, basic and fully diluted	($0.06)	($0.08)	($0.05)	($0.06)	$0.00	$0.09	($0.07)	($0.09)

Revenues over the most recent eight quarters include primarily the revenues from sales of the Company’s nutraceutical products, Reducol™ and Phyto-S-Sterols.

Net income (loss) over the most recent eight quarters has been affected largely by the following significant events.

Q1/2003 – Included in the net income for the period, is an amount of $0.6 million representing a reduction to R&D expenditures by way of receipt of Quebec provincial investment tax credits.  As the Company no longer has manufacturing facilities or offices in Quebec, no further investment Quebec tax credits are expected.

Q2/2003 – Included in the net income for the period, is an amount of $2.2 million representing a gain on the divestiture of the Company’s AD/ADD technology.   In April of 2003, the Company sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for total proceeds of $2.6 million (US$1.9 million) and recorded a gain on the sale of $2.2 million, after transaction costs.  Final payment for the sale was received in January 2004.

Q2/2004 – As stated under “General and Administrative” above, included in general and administrative expenses for this quarter was a payment of $630 thousand in respect of the termination of a consulting contract.

R&D expenditures have generally been on the increase since the second quarter ended June 30, 2003 as the Company continues to develop FM-VP4, and explores new drug candidates within the VPx Library of Compounds.  R&D is expected to continue to increase in 2005 as core research projects are progressed, work on FM-VP4 continues in preparation for the U.S. Phase II clinical trial, and the Company’s Library of Compounds is further explored.

Loan commitments, capital lease and guarantees

We conduct certain of our businesses through incorporated and unincorporated joint ventures.

In January 2001 we entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei to form Phyto-Source, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, we contributed, through Forbes USA, US$7.1 million towards the construction of a phytosterol manufacturing facility and US$1.0 million towards working capital. In addition, we loaned Phyto-Source US$4.0 million for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3.5 million.  Further, under these agreements, in some instances we are the selling party for certain phytosterol products from Phyto-Source.  In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

In August 2003, we were repaid US$3.0 million of our original US $4.0 million loan to Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) (formerly known as “Southwest Bank of Texas”) by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  The Amegy Bank has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei.

Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.

As at December 31, 2004 a balance of US$1.5 million (our 50% joint venture interest – US$0.75 million, Cdn$0.9 million) remains outstanding on the Phyto-Source term loan with the Amegy Bank.  In addition, the revolving line of credit has been utilized by an amount of US$1.0 million (our 50% joint venture interest – US$0.5 million, Cdn$0.6 million).  The line of credit bears interest at a floating rate of prime plus 1% (with a floor of 5.75%), calculated daily, and unless extended, is repayable in full on July 31, 2005.

In December 2003, we announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes. A portion of new equipment cost has been financed by the Amegy Bank by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei. The 60-month lease term began in the third quarter, 2004 at a fixed interest rate of 7.96%. As at December 31, 2004, a balance of US$1.0 million (our 50% joint venture interest – US$0.5 million, Cdn$0.6 million) remains outstanding on the capital lease obligation, US$0.2 million (our 50% joint venture interest – US$0.1 million, Cdn$0.12 million) of which is classified as short term and the balance, long-term.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed ours operations and capital expenditures primarily through equity offerings, sales revenues (2004, 2003 and 2002) and, to a lesser extent, license revenues and government grants.

Our net cash and short-term investments as of December 31, 2004 totaled $15.2 million, compared with $5.8 million as at December 31, 2003.  We had working capital of $15.1 million at December 31, 2004 (2003 – working capital $6.7 million).  The increase in cash and working capital in 2004 was mainly due to increased sales revenues and the proceeds of a US$10.7 (Cdn $ 12.9) million financing.

Cash used in operating activities was $4.5 million in fiscal 2004, compared to $4.7 million in fiscal 2003 and $3.8 million in fiscal 2002.  Net changes in non-cash working capital items used cash of $0.9 million in 2004 compared with $3.8 million of cash used in the year 2003 and increases in cash by $3.9 million in the year 2002.  The changes in non-cash working capital items each year mainly reflect the changes in accounts receivable and changes in inventory levels and accounts payable and accrued liabilities and taxes payable.

Investing activities in 2004 utilized net cash of $4.9 million, provided net cash of $1.9 million in 2003 compared with net cash of $1.4 million used in 2002. Cash used in 2004 was primarily used in the acquisition of capital assets at the Phyto-Source manufacturing facility near Houston, Texas, and the acquisition of short-term-investments, offset by the final proceeds from the divestiture of the AD/ADD technology. Cash provided in 2003 related mainly to the partial loan re-payment from Phyto-Source and the initial proceeds from the divestiture of the AD/ADD technology.  This cash influx was offset by the acquisition of short-term investments and the acquisition of capital assets at the Phyto-Source plant. In fiscal 2002, cash was primarily used to acquire capital assets and invest in the Phyto-Source manufacturing facility.

In August 2003, Phyto-Source repaid US$3.0 million of the original US$4.0 million loan made to the joint venture in 2001.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank under a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  Amegy Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes and Chusei.

Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.

In fiscal 2004 financing activities provided $14.1 million of cash compared with $6.9 million in 2003.  This increase was primarily the result of a private placement financing completed in January of 2004 in the amount of US$10.7 million (Cdn $ 12.9 million). In 2003, the financing activities included a private placement financing completed in September of 2003 in the amount of US$4.8 million (Cdn$6.6 million) and Phyto-Source securing a US$3.0 million loan (our 50% joint venture interest –US$1.5 million, Cdn$2.0 million) with the Amegy Bank. In fiscal 2002, net cash of $1.1 million was provided by two private placements.  Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan (our 50% joint venture interest –US$1.0 million, Cdn$1.6 million) owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.  Accordingly, net cash used in provided by financing activities was not significant for 2002.

In 2004, the major portion of our phytosterol revenue has been derived from three customers, (2003 and 2002 –two customers) one of which is a large multinational company.  The supply agreement between this company and Phyto-Source was recently extended from the end of 2004 to the end of 2005. Phyto-Source has also entered into a sterols sales agreement with another major customer, over a three-year period beginning in January 2005.

While Phyto-Source has secured two multiple year supply contracts for tall oil pitch, the main raw material used in the production of our phytosterols, such contracts require periodic price renegotiation.  Failure of the parties to agree on pricing may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies, which may in turn result in some volatility in our sales, revenue and margins.

Phyto-Source has three credit facilities, consisting of a term loan, revolving line of credit, and capital equipment lease, all of which are guaranteed by the joint venture partners, Forbes USA and Chusei (see “Loan commitments, capital lease and guarantees” above.)  The term loan and line of credit require the maintenance of certain cash flow, working capital and tangible net worth.  Failure of Phyto-Source to comply with these, and other, covenants, could trigger early repayment of the applicable credit facility, as well as payment under the guarantees given by Forbes USA.   As at December 31, 2004, Phyto-Source was in compliance with all covenants under its credit facilities.

The net funding received by us from our 2003 and 2004 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term.  In the longer term, should we be unable to obtain additional funding, whether by equity financing or strategic alliance, we have the ability to cut costs as necessary and expect to be able to fund core technology development from projected sales of our branded and non-branded nutraceutical products.    See, however, “Forward Looking Statements and Risk Factors That May Affect Future Results” below.

CONTRACTUAL OBLIGATIONS

The following table sets out our known contractual obligations as specified in the table as of December 31, 2004, our latest fiscal year-end balance sheet.

Contractual obligations (as at December 31, 2004) (millions of Cdn$)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Demand loans (i)	$1.5	$1.2	$0.3	-	-
Capital Leases (ii)	0.6	0.1	0.2	$0.3	-
Operating lease obligations (iii)	1.0	0.6	0.4	-	-
Research and development contracts (iv)	1.1	0.8	0.3	-	-
Total	$4.2	$2.7	$1.2	$0.3	-

(i)

our 50% joint venture interest in Phyto-Source term loan and revolving line of credit (see “loan commitments, capital lease and guarantees”, above)

(ii)

our 50% joint venture interest in Phyto-Source capital leases (see “loan commitments, capital lease and guarantees”, above)

(iii)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter; also included is a 50% interest in the Phyto-Source joint venture long-term leases of postage meter, forklifts and railcars; included in operating leases is our lease commitment relating to the laboratory space at UBC which lease expires in August of 2005.  The premises were sub-leased in 2003 for the duration of the full lease term.

(iv)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

In January 2005, we entered into contract with a European based research organization, to conduct a 90 day toxicity study for its cholesterol-lowering drug, FM-VP4, as a precursor to the US based Phase II human trials. The contract is for  €0.8 million (Cdn$ 1.3 million) and is expected to be fully completed by August 2005.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 19 to the consolidated financial statements for the year ended December 31, 2004.

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made.  Actual results could differ from our estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2004 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of our significant accounting policies.

Research and Development  All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless we believe a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  Our functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 11(e) of the consolidated financial statements. Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 11(g) of the consolidated financial statements).

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided. We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets  Effective January 1, 2002, we adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Disclosure of guarantees  Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies.  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board (“FASB”) Interpretation No. 45) but, unlike the FASB’s guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.  We have evaluated the impact of adoption of AcG-14 and the disclosures are included in notes 7 and 18 of the consolidated financial statements.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook (“Section 3870”), “Stock-based compensation and other stock-based payments”. With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, we changed our accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

Prior to adoption of the new standard, we did not recognize compensation expense when stock options were issued to employees as options were issued with an exercise price equal to the market value of the shares at the date of grant.  Consideration paid by employees on exercise of stock options is recorded as an addition to share capital.  The effect of accounting for employee option grants under the fair value based method, were previously only disclosed on a pro-forma basis.

In accordance with the transitional options of Section 3870, the change in accounting policy has been applied retroactively and the amounts presented for prior years between January 1, 2002 and January 1, 2004 have been restated.  The effect of this change is to increase the net loss for the year ended December 31, 2003 by $1.0 million and in the year ended December 31, 2002 by $0.4 million.  Opening deficit for 2004 was increased by $1.5 million, reflecting the cumulative effect of the change in accounting policy.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of March 31, 2005 was 33,950,895 and has increased by 42,500 from December 31, 2004 as a result of the issuing of 42,500 shares on the exercise of options. The number of options outstanding under our 2000 Stock Option Plan as of March 31, 2005 was 4,574,308 and has increased by 283,333 since December31, 2004 due to the granting of an additional 365,000 options less the exercise of 42,500 options and the cancellation of 39,167 options.  These options entitle the holders to purchase a total of 4,574,308 common shares at varying prices. In addition, we have 2,326,208 million warrants outstanding of which 636,927 entitle the holders to purchase up to 636,927 common shares at a price of US$1.85 per share (expiring on September 4, 2006) and 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to the Company’s remaining 1995 technology license with UBC.  Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements.  Any document that has been filed or will be filed with the Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (the “OSC”), the British Columbia Securities Commission (the “BCSC”), or any stock exchange also may include forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by us or on our behalf.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “plans”, “anticipated”, “objective”, “expected”, “expects”, “potential”, “continuing”, “revenue guidance”, “next”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.   Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements are based on the beliefs, opinions and expectation of our management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements.

We are subject to significant risks and past performance is no guarantee of future performance.   We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list may not be exhaustive, as we operates in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  As at December 31, 2004, we had a cumulative deficit of $65.9 million.  We will be expending substantial funds in 2005 and beyond. The net funding received by us from our 2003 and 2004 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term.  In the longer term, we will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should we be unable obtain additional funding, we have the ability to cut costs as necessary and expect to be able to fund core technology development from projected sales of ours branded and non-branded nutraceutical products. However, if projected sales are not realized, there will be negative effects on our cash flow and operations and on our ability to continue our operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce our interest in the project or property subject thereto.

•

Dependence Upon a Few Customers and Products  Most of our revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.  The supply agreement with our largest customer is currently scheduled to terminate at the end of 2005, and it is not known at this time whether such agreement will be renewed. The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on our sales and revenues The Company has entered into a three-year supply, with shipments starting in January 2005 with a multinational ingredient company.

•

Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

▪

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

▪

inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products

▪

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

▪

unacceptability of the products in the market place

▪

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products

▪

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

▪

the risk of obsolescence of our technology

▪

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

▪

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

•

Competition  We have a number of competitors, some of whom are better able commercialize their products, which could render our products obsolete or uncompetitive prior to recovering its expenses.  We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Risks Related to Joint Ventures and Strategic Relationships  We are dependent upon joint ventures and strategic relationships, and in particular, on its joint venture relationship with Chusei, to manufacture product, generate revenue and conduct our business, and the breakdown of these relationships may negatively affect our future revenues and business.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

•

The Company has a History of Losses   For the fiscal year ended December 31, 2004 we reported a net loss of $8.0 million and an accumulated deficit of $65.9 million.  We anticipate that we will continue to incur significant losses during fiscal 2005 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

•

Need for Growth  We intend to launch a series of products over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We have manufacturing facilities in the United States, conduct business in foreign countries and are seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, such damages which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 40-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

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

Date: March 29, 2005

By:

/s/ Charles A. Butt

Charles A. Butt, Chief Executive Officer

99.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, David Goold, certify that:

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

Date: March 29, 2005

By:

/s/ David Goold

David Goold, Chief Financial Officer

99.3

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 40-F for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Charles A. Butt, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 29, 2005

/s/ Charles A. Butt

Charles A. Butt

Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Forbes Medi-Tech Inc. and will be retained by Forbes Medi-Tech Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

99.4

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 40-F for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Goold, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 29, 2005

/s/ David Goold

David Goold

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Forbes Medi-Tech Inc. and will be retained by Forbes Medi-Tech Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.5

CONSENT OF
KPMG LLP

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone(604) 691-3000 Fax(604) 691-3031 Internetwww.kpmg.ca

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report to the shareholders of Forbes Medi-Tech Inc. dated March 8, 2005 included in this annual report on Form 40-F (the “Form 40-F”) of Forbes Medi-Tech Inc.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 8, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.