Form 40-F
period 2005-12-31
FORBES MEDI TECH INC
filed 2006-04-03
CIK 1087477

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F
(Check one)

__ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
_X_ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005	Commission file number 000-30076

FORBES MEDI-TECH INC.
(Exact name of Registrant as specified in its charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

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

_X__ Annual information form

_X__ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005, 34,122,595 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

__ Yes: 82-____________

_X__ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

_X__ Yes

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

•

our dependence on Phyto-Source LP for our supplies of Reducol™ and other value-added phytosterols, and the need for performance by Phyto-Source LP;

•

uncertainties as to the volume and timing of sales of our products;

•

uncertainty as to the outcome or timing of additional pre-clinical studies and clinical trials for FM-VP4;

•

the possibility that we will pursue additional development projects or other business opportunities;

•

the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars;

•

uncertainty as to whether required regulatory approvals will be obtained; and

•

other risks and uncertainties as described under the heading “Risk Factors” beginning on page 27 of our Renewal Annual Information Form for the year ended December 31, 2005 and as described under the heading “Forward Looking Statements And Risk Factors That May Affect Future Results” beginning on page 14 of our Management’s Discussion and Analysis for the year ended December 31, 2005.

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

Currency

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of  United States dollars into Canadian dollars, on December 31, 2005, based upon the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.1656

ANNUAL INFORMATION FORM

The Company’s Renewal Annual Information Form for the fiscal year ended December 31, 2005 is included herein as Document 1.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees including its Chief Executive Officer, Chief Financial Officer and Controller.  A copy of the Company’s Code of Ethics is attached as Exhibit 99.6 to this Form 40-F.

All amendments to the Code of Business Conduct and Ethics, and all waivers of such code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company’s website is located at www.forbesmedi.com.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth on pages 13 through 17 of the Company’s Management Information Circular dated April 11, 2005 (submitted to the SEC on Form 6-K on April 19, 2005) prepared in compliance with the rules of The Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit, Corporate Governance and Compensation Committee of the Company and practices are set forth on pages 10 and 11 and 13 through 17 of the Company’s Management Information Circular dated April 11, 2005 (submitted to the SEC on Form 6-K on April 19, 2005) and available in print to any shareholder who provides the Company with a written request.

See “NASDAQ Corporate Governance” below for a description of certain differences between NASDAQ corporate governance requirements and those followed by the Company.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2005 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The Company’s fees paid to its independent auditor, KPMG LLP for the years ended December 31, 2005 and December 31, 2004 are set forth below:

	Years ended December 31
	2005	2004
Audit	$227,000	$132,781
Audit-Related	22,000	85,075
Tax	56,000	11,775
All Other Fees	Nil	Nil
Total	$305,000	$229,631

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2005 information with respect to the Company’s known contractual obligations.

As at December 31, 2005 (millions of Cdn$)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Demand loans (i)	$0.3	$0.3	–	–	–
Capital Leases (ii)	0.4	0.1	$0.2	$0.1	–
Operating lease obligations (iii)	0.2	0.1	0.1	–	–
Operating lease obligations (iv)	1.4	0.3	0.6	0.5	–
Research and development contracts (v)	2.7	2.6	0.1	–	–
Total	$5.0	$3.4	$1.0	$0.6	–

(i)

Our 50% joint venture interest in Phyto-Source term loan and revolving line of credit (See “Subsequent Events”, below)

(ii)

Our 50% joint venture interest in Phyto-Source capital leases (See “Subsequent Events”, below)

(iii)

Our 50% joint venture interest in Phyto-Source operating leases of postage meter, forklifts and railcars (See “Subsequent Events”, below)

(iv)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter

(v)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

In 2005, we entered into an agreement with a Contract Research Organization, to conduct a U.S. based Phase II human trial on our cholesterol-lowering drug, FM-VP4.  The contract is for US $2.9 million (Cdn$3.4 million), which includes contracted third party payments, and is expected to be fully completed by the fourth quarter 2006.

SUBSEQUENT EVENTS

In March 2006, we sold our interest in Phyto-Source LP, our 50-50 sterol manufacturing joint venture, for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei (U.S.A.) Inc.  In connection with the sale, we signed a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year. As part of the sale transaction, Phyto-Source paid us the outstanding US$1 million of our original US$4 million loan, and all guarantees provided by Forbes USA to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease have been discharged.

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

The Company does not follow Rule 4350(f) (shareholder quorum) but instead follows its home country practice, as described below.

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

The foregoing is consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NASDAQ corporate governance requirements on specific transactions under NASDAQ Rule 4350 (a)(1) to follow our home country practice in lieu of the requirements of Rule 4350.

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2005
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2005 and 2004;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003;
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003;
Notes to Consolidated Financial Statements.
3.	Management Discussion and Analysis
EXHIBITS
99.1	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99 .5	Consent of KPMG LLP
99.6	Code of Business Conduct and Ethics for Directors, Officers and Employees

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

FORBES MEDI-TECH INC.
By /s/Charles A. Butt

Charles A. Butt, Chief Executive Officer

Date: March 29, 2006

1.

RENEWAL ANNUAL INFORMATION FORM OF FORBES MEDI-TECH INC.

FORBES MEDI-TECH INC.

Suite 200, 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone: (604) 689-5899

Fax:  (604) 689-7641

Website:  www.forbesmedi.com

RENEWAL ANNUAL INFORMATION FORM

March 29, 2006

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

Unless otherwise stated, the information set forth in this annual information form is as of March 29, 2006, and all currency amounts are in Canadian dollars.

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

We are currently authorized to issue 200,000,000 common shares and 50,000,000 preferred shares, of which 10,000,000 have been designated the Series A Convertible Preferred Shares (the “Series A Shares”) and 6,000 have been designated the Series B Convertible Preferred Shares (the “Series B Shares”).  Our Articles were amended effective December 23, 2003 to designate the rights, privileges, restrictions and conditions attaching to the Series A Shares and were further amended effective October 26, 2005 to designate the rights, privileges, restrictions and conditions attaching to the Series B Shares.  In January, 2004, 5,375,000 Series A Shares were issued by way of private placement (See “General Development of the Business – Three Year History – Equity Financings”).  In April 2004, a total of 5,375,000 Series A Shares were converted, for no additional consideration, into common shares on a 1:1 basis, such that there are currently no Series A Shares outstanding. In October and November 2005, 6,000 Series B Shares were issued by way of private placement (See “General Development of the Business – Three Year History – Equity Financings”).  A total of 5,600 Series B Shares have been converted to date, for no additional consideration, into 3,939,939 common shares.   A total of 400 Series B Shares currently remain outstanding.

Our head office, as well as our registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  Our telephone number is (604) 689 – 5899.

Organizational Structure

Subsidiaries  We have two wholly-owned subsidiaries as follows:

•

Forbes Medi-Tech (USA) Inc. (“Forbes USA”) was incorporated under the laws of the state of Delaware on December 8, 2000 and until March, 2006, held, directly and indirectly, our 50% interest in Phyto-Source LP, a Texas Limited Partnership.

•

Forbes Research & Manufacturing Inc. (“Forbes Research”) was incorporated pursuant to the provisions of the Canada Business Corporations Act on December 1, 1998.  Forbes Research was formed to operate our pilot manufacturing process development plant for phytosterol products in Amqui, Quebec.  We sold the Amqui plant in August 2002 for staged payments of $1.6 million.

A third wholly-owned subsidiary, Forbes Medi-Tech Capital Inc., was dissolved by us in 2005 after it had first transferred its assets and liabilities to us in connection with the dissolution.  The company had been essentially inactive for a number of years.

Associates  We have also held interests in a Texas limited liability company and a Texas limited partnership as follows:

•

Phyto-Venture, LLC (the “LLC”) was incorporated as a limited liability company under the laws of the State of Texas on December 14, 2000.  Forbes USA and Chusei (U.S.A.) Inc. (“Chusei”) each owned 50% of the LLC.

•

Phyto-Source LP (“Phyto-Source”) was established as a limited partnership under the laws of the State of Texas on July 17, 2001. The LLC is the general partner of Phyto-Source and holds a 1% partnership interest in Phyto-Source.  Chusei and Forbes USA each held a 49.5% limited partnership interest in Phyto-Source.

In March, 2006, we sold our interests in the LLC and Phyto-Source for US$25 million.  (See “General Development of the Business – Three Year History - Phyto-Source Formation and Subsequent Sale”).

GENERAL DEVELOPMENT OF THE BUSINESS

Current Focus

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.

Our main products under development or commercialization include:

•

FM-VP4, our cholesterol-lowering pharmaceutical drug candidate; and

•

our branded nutraceutical ingredient, Reducol™, and other value-added cholesterol-lowering products, which are food and dietary supplement ingredients, intended for use as part of a “lifestyle changes” approach to lowering of low-density lipoprotein, or LDL cholesterol (“LDL-C”).  (See “General Development of the Business – Three Year History -  Nutraceuticals”).

Our current research activities are primarily focused on cholesterol-lowering and other cardiovascular health benefits.

Three-Year History

In the last three years, we have consolidated and streamlined our operations, divested ourselves of non-core technology and other assets, further advanced the development of FM-VP4, our lead pharmaceutical drug candidate, and focused our nutraceutical business on sales of our branded nutraceutical ingredient, Reducol™, and other value-added cholesterol-lowering products.

The principal events that have influenced the general development of our business in these last three years include the following:

Pharmaceuticals:  FM-VP4

In January, 2002, we announced that we had initiated a Phase I clinical trial for our novel cholesterol-lowering pharmaceutical, FM-VP4, at the Academic Medical Centre, University of Amsterdam. In January, 2003, we announced that our Phase I study had been completed and that the results established the safety and tolerability of FM-VP4 over the dose ranges studied, and that dosing of subjects had commenced for the Phase II clinical trial, also being conducted at the Academic Medical Centre in Amsterdam.

In April, 2004, we announced preliminary results of the Phase II clinical trial of FM-VP4, completed at the Academic Medical Centre in Amsterdam. The trial's primary efficacy endpoint of significantly lowering low-density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.

Taking into account the results of the European trial, we designed a U.S. Phase II clinical study of FM-VP4 involving an expanded number of participants, a longer trial duration and a more focused dosage range.  This expanded trial required that we undertake a 90-day toxicity study for FM-VP4, and on June 27, 2005, we announced that we had completed that study. The final results were used for the Investigational New Drug (IND) application which we submitted to the FDA in August, 2005 for our planned US Phase II trial, and on October 3, 2005, we announced that the FDA had informed us that we could proceed with our Phase II clinical trial of FM-VP4, as set forth in the IND.

Our US Phase II trial, which was initiated in November, 2005, is being conducted at fifteen U.S. sites which are currently identifying eligible subjects and dosing the patients per the protocol.  The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on LDL-C.  The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

The multicenter U.S. Phase II trial with 150 male and female mild to moderate hypercholesterolemic subjects is randomized, double-blind and placebo-controlled. Subjects will be eligible if they have a LDL-C of 130-210 mg/dL and a triglyceride (TG) of <300 mg/dL.  After the run-in period, patients fulfilling the inclusion criteria will be randomized for the double-blind period. Randomization will be equal across three groups with approximately 50 subjects in each group.

In addition to the effects on LDL-C, the effects of FM-VP4 on total cholesterol (TC), high density lipoprotein-cholesterol (HDL-C), HDL: LDL ratio, TG, and C-reactive protein (CRP) will be evaluated in this trial.  The safety and tolerability of FM-VP4 will be assessed by physical examinations, laboratory measurements and the evaluation of any adverse events.

In addition, research and preclinical work continues to progress on our FM-VPx Library of Compounds, a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.

Nutraceuticals

Our lead nutraceutical product is Reducol™, a phytosterol, or plant sterol, based food and dietary supplement ingredient.  We are developing both Reducol and other value-added cholesterol-lowering ingredients and products to meet a growing consumer-driven lifestyle changes approach to lowering cholesterol.

Nutraceutical Regulatory Approvals

The sale of Reducol™ and other sterol products and their incorporation into foods and dietary supplements is regulated in most countries.

Currently, the FDA is requiring that phytosterol food products be cleared for marketing by the GRAS notification process. In April 2000, the FDA responded to a notification filed for Reducol™ thus permitting our phytosterols to be marketed in the United States in food products.

Two significant regulatory initiatives occurred during 2003.  In February, we announced that we had received a letter from the US Food and Drug Administration (FDA) which will allow the use of the phytosterol heart-health claim approved by the FDA to be applied to our range of phytosterol products, including Reducol™, on an interim basis pending a final ruling. On December 12, 2003, we announced that a report had been issued by the European Food Safety Agency concluding that Forbes' cholesterol-lowering ingredient, Reducol™, be accepted for use in foodstuffs provided total phytosterol intakes do not exceed 3 g/day. The report was in response to our application for use of Reducol ™ in milk-based drinks. This was the first step in a three-part process to allow us to sell our cholesterol-lowering ingredients in Europe.  The second step was achieved when the European Commission published regulations concerning the labeling of foods and food ingredients with added phytosterols, phytostanols or their respective esters. On April 14, 2004, we announced that these regulations had been published.  The third and final step was achieved in November, 2004, when a European Commission decision was issued authorizing the use of Reducol™ in milk-based beverages.

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

On March 2, 2005, we announced that we had received an opinion of substantial equivalence from European regulatory authorities allowing us to market our cholesterol-lowering ingredient, Reducol™, in a variety of approved food groups including: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. The substantial equivalence notification followed the approval for the use of Reducol™ in milk-based products.

Reducol™ Sales Agreements

We have contracted with Pharmavite, LLC for the sale of Reducol since 2002.  Pharmavite incorporates Reducol™ into one of its leading dietary supplements, Nature Made’s® Cholest-Off™.  In March, 2003, we announced that we had extended our supply and licensing contract with Pharmavite  for up to three years, and in February, 2006, we announced that we had again extended our supply and licensing contract with Pharmavite until mid 2007.

Following approval of Reducol™ for sale in milk-based products in Europe in November 2004, we announced sales and licensing agreements with two European companies.  We agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd. (“Scanvit”), a Finnish healthcare company.  Further, a 5-year sales and licensing agreement with Fayrefield Foods Ltd. (“Fayrefield”) of Crewe, UK was concluded with an expectation to expand into applications for other food groups upon regulatory approval.

On May 2, 2005, we announced that Kesko of Finland had launched a range of yogurts incorporating Reducol™. The yogurt is sold under the “Pirkka” premium brand name and is the first in a series of planned product launches incorporating Reducol™ into a variety of food matrices.  These additional launches were originally scheduled for late 2005 but have been delayed as modifications and improvements to the manufacturing processes are being made, such that the new product launch is now scheduled for the fall of 2006.  These food products incorporating Reducol™ are supplied to Kesko through our supply agreement with Scanvit.

On December 20, 2005, we announced that Reducol™, had been launched in the UK. The initial products carrying Reducol™ are being sold through the UK’s largest retailer, Tesco Stores Ltd. (Tesco), under their own private label.  Tesco is currently selling a range of products including a yellow fat spread (margarine), yogurt, yogurt drink and milk drink incorporating Reducol™.  The products are marketed under the Tesco private label brand.  These food products incorporating Reducol™ are supplied to Tesco through our licensing and sales agreement with Fayrefield.

Phyto-Source Formation and Subsequent Sale

During 2001, we formed Phyto-Source, a limited partnership joint venture with Chusei, to construct and operate a dedicated phytosterol manufacturing plant near Houston, Texas.  We and Chusei each owned a 50% interest in Phyto-Source.

The plant was originally completed in 2002 at an annual capacity of 1,000 metric tonnes.  In 2004, the plant’s annual capacity was increased to 1,500 metric tones.

Since its inception in 2001, the Phyto-Source joint venture has manufactured Reducol™ for our account, with sales to third parties made by us.  The non-branded phytosterols, known as Phyto-S-Sterols, produced by Phyto-Source have been sold directly by Phyto-Source to third parties.

Our primary purpose in entering into the joint venture in 2001 was to create a supply source for Reducol™.  Since then, alternative supply sources have developed.  In addition, we believe that owning an interest in a sterol manufacturing facility is no longer critical to our business strategy of developing and marketing a continuum of products for the prevention and treatment of cardiovascular disease, from food and dietary supplement ingredients to pharmaceutical therapeutics.

Accordingly, in March, 2006, we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  Prior to the closing of the sale, in February, 2006, we signed a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.

Concurrently with the sale of our interest in Phyto-Source, we were repaid the remaining US$1 million of the US$4 million we originally loaned to the joint venture in 2001, and all guarantees provided by our subsidiary, Forbes USA, to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease have been discharged. We have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. This agreement in no way prevents us from marketing and supplying Reducol™ and other value added sterol products.

Other Dispositions

Sale of AD and ADD Technology

Following our decision in late 2002 to re-focus our business on core sterol technology, we discontinued research and development of pre-cursor steroid compounds.  Accordingly, in April 2003, we announced that we had sold our pharmaceutical fine chemicals technology, which centered on process technologies for the production of the steroid intermediates AD and ADD.  We received gross proceeds of US $1.9 million for the sale.  Included in the sale was technology which was originally licensed to us by University of British Columbia (“UBC”) in 1995.  In order to facilitate the sale, UBC assigned the licensed technology to us in consideration for our issuance to UBC of 25,000 common shares plus US $44,800.  In addition, we paid finders’ fees to third parties in connection with the AD and ADD sale transaction of US $190,000.  We received the final US $950,000 of the total US $1.9 million gross proceeds from the sale of our AD/ADD technology in January, 2004.

Agreements with Cavendish Analytical Laboratories

We announced on October 22, 2003 that we had entered into a series of agreements with Cavendish Analytical Laboratory Limited (Cavendish) of Vancouver, British Columbia to conduct certain research activities for us, and for the lease from us by Cavendish of certain equipment and the sublease by Cavendish of most of our laboratory facilities at UBC.   Cavendish also purchased certain laboratory equipment from us at a price of $305,000.  The research agreement signed by us and Cavendish was for a two-year period and required Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  Cavendish paid us approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of our total 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish purchased the leased equipment for approximately $200,000.    Our lease of the laboratory space expired in August, 2005.

Equity Financings

To date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception. We have financed our operations and capital expenditures primarily through equity offerings, sales revenues (2005, 2004 and 2003) and, to a lesser extent, license revenues and government grants. In the last 3 years, we have conducted the following equity offerings:

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

In April 2004, all 5,375,000 Series A Shares then-outstanding were converted into 5,375,000 common shares for no additional consideration.  There are currently no Series A Shares of our Company outstanding.

On October 27, 2005, we announced that the Company had completed a US$6 million Private Placement, resulting in the issuance of Series B Shares with warrants. The Series B Shares are convertible at any time, without further consideration, at the option of the holders at a rate of US$1.65 per common share into a total of 3,636,363 common shares, subject to adjustment. The Series B Shares mature on October 27, 2008, at which time we have the option to redeem the shares at their issue price or convert the Series B Shares to common shares at 90% of the date of maturity market price. The warrants entitle the holders to purchase up to 1,818,182 common shares of the Company at a price of US$2.06 per share for five years from the date of closing.

Board of Directors and Medical & Scientific Advisory Board

On September 15, 2003, Nitin Kaushal, B.SC., CA, joined our Board of Directors and became Chair of our Audit Committee.

In May, 2004, Don Buxton was appointed Chairman of our Board of Directors, replacing Tazdin Esmail, one of our co-founders, who retired.

On August 23, 2005, we announced the appointment of Guy Miller, CEO of Edison Pharmaceuticals, to our Board of Directors.  Guy Miller subsequently resigned on March 31, 2006.

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

Cardiovascular Disease and Cholesterol

It is well recognized that an elevated level of LDL-C is an independent risk factor for cardiovascular disease, including coronary heart disease, and that the reduction of LDL-C can significantly reduce one of the major risks for these diseases.

About Cholesterol

Cholesterol is a substance found among the fats (often referred to as lipids) in the bloodstream and in the body’s cells. Lipids are an important part of a healthy body because they are a constituent of cell membranes, and are used to form certain hormones. Cholesterol and other lipids cannot dissolve in the blood as they have to be transported to and from tissues by special carriers called lipoproteins. There are several types of lipoproteins, but the primary focus is on low-density lipoprotein (“LDL” or “bad”) cholesterol and high-density lipoprotein (“HDL” or “good”) cholesterol.

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

Treatment and Prevention of LDL Cholesterol: Two Approaches

There are two basic approaches to lowering LDL-C:

•

drug therapy; and

•

therapeutic lifestyle changes

We have developed products for both the drug therapy approach and the lifestyle changes approach, thus targeting a full range of healthcare professionals dealing with cardiovascular disease. Specifically, we are developing our pharmaceutical candidate, FM-VP4, as a cholesterol-lowering drug therapy, for use either alone or in combination with another cholesterol-lowering drug, such as an HMG-CoA reductase inhibitor or statin.  In addition, we have developed Reducol™ and other value-added phytosterol products as cholesterol-lowering food and dietary supplement ingredients or “nutraceuticals”, which we believe are continuing to gain popularity as part of the lifestyle changes approach to the lowering of LDL cholesterol.

These products, in addressing both the drug therapy approach and the lifestyle changes approach to lowering of LDL-C involve agents that have historically shown a tolerable side effect profile.  To date, our scientific platform and core expertise has been based on plant sterols, also known as phytosterols, which are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees.  Plant sterols have commercial applications as cholesterol-lowering agents and other pharmaceutical applications.

Drug Therapy Approach

Cholesterol-lowering drugs are among the world’s top-selling pharmaceuticals.  The cholesterol-lowering market is dominated by the statin class of drugs, which suppress an enzyme (HMG-CoA reductase) produced by the liver that is necessary for the synthesis of cholesterol.  Not only do some patients fail to respond to the statin treatment as intended, the consumption of statins has also exhibited a number of potential side effects such as organ damage, stomach cramps, pain and/or constipation, and, in rare cases, rhabdomyolysis (a deterioration of muscle tissue) and even death.  The leading drugs in the statin category include Lipitor™ (Pfizer) and Zocor™ (Merck).  Also on the market are Mevacor™ (Merck), Pravachol™ (Bristol Myers Squibb), Lescol™ (Novartis Pharmaceuticals) and Crestor™ (Astra Zeneca).

FM-VP4

With FM-VP4, we are targeting a US$23 billion anti-dyslipidemics market, primarily directed at lowering LDL-C and total cholesterol.  This market is expected to grow, despite increasing availability of generic statins.  Although statins dominate the cholesterol-lowering market, many patients are not reaching target lipid levels with statins.

FM-VP4 is a cholesterol absorption inhibitor, a new class of cholesterol-lowering pharmaceutical, which may have application as a monotherapy, as an adjunct therapy to other cholesterol-lowering drugs, and, perhaps more importantly, as a combination therapy with statins.

FM-VP4 is a novel analogue of phytostanols, which has shown dramatic lipid-lowering and anti-atherosclerotic properties in pre-clinical trials.  FM-VP4 is based on phytosterol compounds (phytostanols analogue) that have a similar molecular composition to cholesterol, and we believe it  inhibits cholesterol absorption in the small intestine.  We believe that FM-VP4 offers the potential to contribute significantly to the lipid lowering market that is currently dominated by the statins.

In April, 2004, we announced the results of our Phase I/II clinical trial of FM-VP4 undertaken at the Academic Medical Center, University of Amsterdam.  The Phase I/II trial was a randomized, double blind, placebo controlled dose-ranging study designed to establish the safety, efficacy and optimal dose of FM-VP4 in subjects with moderately elevated cholesterol levels.

The goal of the Phase I study was to establish safety and tolerability of the medication.  On January 27, 2003, we announced the Phase I results, which clearly established the safety and tolerability of FM-VP4 over the dose ranges studied.  Even at the highest dosage levels (2000 mg), no serious adverse events were reported.

The preliminary Phase II trial results reported in early April 2004 showed an overall reduction in LDL-C, as compared with placebo, of 11%.  Thirty-three percent of subjects achieved a greater than 15% reduction at the 400 mg per day dosing level.  In addition to these statistically significant results, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.

Taking into account the results of the European trial, we designed a U.S. Phase II clinical study of FM-VP4 involving an expanded number of participants, a longer trial duration and a more focused dosage range.  This expanded trial required that we undertake a 90-day toxicity study for FM-VP4, and on June 27, 2005, we announced that we had completed that study. The final results were used for the Investigational New Drug (IND) application which we submitted to the FDA in August, 2005 for our planned US Phase II trial, and on October 3, 2005, we announced that the FDA had informed us that we could proceed with our Phase II clinical trial of FM-VP4, as set forth in the IND.

Our US Phase II trial, which was initiated in November, 2005, is being conducted at fifteen U.S. sites which are currently identifying eligible subjects and dosing the patients per the protocol.  The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on LDL-C.  The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

The multicenter U.S. Phase II trial with 150 male and female mild to moderate hypercholesterolemic subjects is randomized, double-blind and placebo-controlled. Subjects will be eligible if they have a LDL-C of 130-210 mg/dL and a triglyceride (TG) of <300 mg/dL.  After the run-in period, patients fulfilling the inclusion criteria will be randomized for the double-blind period. Randomization will be equal across three groups with approximately 50 subjects in each group.

In addition to the effects on LDL-C, the effects of FM-VP4 on total cholesterol (TC), high density lipoprotein-cholesterol (HDL-C), HDL: LDL ratio, TG, and C-reactive protein (CRP) will be evaluated in this trial.  The safety and tolerability of FM-VP4 will be assessed by physical examinations, laboratory measurements and the evaluation of any adverse events.

Pre-clinical and development work on FM-VP4 is continuing to proceed in the areas of mechanism of action, manufacturing and scale-up, and quality control.

In addition, research and preclinical work continues to progress on our FM-VPx Library of Compounds, a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.

Competition

There are several categories of cholesterol-lowering drugs including bile acid sequestrants, fibric acid derivatives, nicotinic acid, and HMG-CoA reductase inhibitors (statins). Studies in the late 1980s that demonstrated a reduction in mortality with use of drugs to reduce cholesterol coincided with the development of the statins, which have become the dominant class of cholesterol-lowering drugs.  Our competition in this area includes large pharmaceutical companies such as Bristol-Myer Squibb Company, Pfizer, Schering-Plough, Merck & Co., Novartis, and AstraZeneca AB.

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

Lifestyle Changes Approach

It is now well recognized that certain lifestyle changes, such as improved diet, weight reduction, physical activity, and quitting smoking, can help to reduce a person’s risk for cardiovascular disease.  Included in the essential components of this approach for enhancing LDL-C lowering are plant stanols/sterols (2 g/day) or increased viscous (soluble) fiber (10-25 g/day).

We have developed Reducol™ and other value-added phytosterol compositions for use in the “lifestyle changes approach” as part of the plant stanols/sterols option for enhancing LDL-C lowering.  Reducol™ is a plant sterol based cholesterol-lowering food and dietary supplement ingredient derived from by-products of the pulping process.

Both Reducol™ and our other value-added phytosterols can be classified as nutraceuticals, being ingredients extracted from natural sources which are incorporated into food or into capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease.  Included in the broad category of nutraceuticals are both functional foods and dietary supplements.  Functional foods are generally conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Dietary supplements are products intended to supplement the diet which are ingested in dosage form, which may contain a nutraceutical.

In 2002, the US functional food market represented US$20.6 billion and dietary supplements accounted for US$18.5 billion.  We believe that the growth in this industry is fueled by factors such as: (i) increased awareness of the link between diet and health; (ii) aging populations in developed countries; (iii) governments seeking to reduce healthcare costs; (iv) food and beverage manufacturers seeking product differentiation; and (v) scientific studies linking ingredients to health benefits.

Therapeutic lifestyle changes remain an essential modality in the clinical management of high LDL-C.  In addition, in cases where standard doses of statin drug therapy fail to achieve optimal LDL cholesterol reduction, a maximizing of dietary therapy, including the use of plant stanols/sterols, combined with a standard dose of statin, may be sufficient to attain the desired goal in some patients, thus providing an alternative to increasing the statin dosage or combining the statin with other drugs.

ReducolTM

Clinical studies have shown that, when added to certain foods, Reducol™ can reduce both total and LDL-C. In 1997, a clinical human study was conducted over a 30-day period with 32 male subjects with high cholesterol levels in which half received a placebo margarine and half received Reducol™-enhanced margarine in their diet.  The key finding was that the Reducol™ test group showed a 24.4% reduction in LDL-C compared to an 8.9% reduction for the control group. Both groups were on a standardized, prudent North American diet.  During this study, no clinically significant adverse events were observed and the level of HDL (good) cholesterol remained unchanged.

As cholesterol-lowering agents, we believe that there are a number of positive aspects to Reducol™ such as:

•

the ability to help reduce total cholesterol and LDL-C;

•

a favourable safety profile;

•

an absence of taste and odor;

•

the ability to be incorporated into a wide variety of fatty, low-fat and no-fat foods and beverages;

•

their origin from natural and non-genetically modified plant constituents; and

•

the ability to be incorporated into certain foods without esterification.

We believe that cholesterol-lowering nutraceutical products are proving attractive, not only to those people with confirmed high cholesterol levels, but also to a large population of consumers concerned about their overall health regardless of their cholesterol levels, since these kinds of products may have value in the prevention and risk reduction of cardiovascular disease.

Manufacturing of Reducol™ and other value-added sterol products

During 2001, we formed Phyto-Source, a limited partnership joint venture with Chusei, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.  We and Chusei each owned a 50% interest in Phyto-Source.

The plant was originally completed in 2002 at an annual capacity of 1,000 metric tones and was expanded in 2004 to an annual capacity of 1,500 metric tonnes.

Since its inception in 2001, the Phyto-Source joint venture has manufactured Reducol™ for our account, with sales to third parties made by us.   The non-branded phytosterols, known as Phyto-S-Sterols, produced by Phyto-Source have been sold directly by Phyto-Source to third parties.

Our primary purpose in entering into the joint venture in 2001 was to create a supply source for Reducol™.  Since then, alternative supply sources have developed.  In addition, we believe that owning an interest in a sterol manufacturing facility is no longer critical to our business strategy of developing and marketing a continuum of products for the prevention and treatment of cardiovascular disease, from food and dietary supplement ingredients to pharmaceutical therapeutics.

Accordingly, in March, 2006, we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  Prior to the closing of the sale, in February, 2006, we signed a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  We have agreed to purchase, and

Phyto-Source has agreed to manufacture and supply, certain minimum quantities of wood sterols annually.  In the event that such minimum quantities are not purchased or supplied, the party in default will be required to compensate the non-defaulting party for a percentage of the value of the sterols not purchased or supplied, as the case may be. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.  In addition, we have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. This agreement in no way prevents us from marketing and supplying Reducol™ and other value added sterol products.

Reducol™ and Functional Foods

Our phytosterols can be incorporated into a wide variety of foods, including low-fat and no-fat foods.  We have developed technology for the use of our phytosterols in the following broad food categories: cereal bars, fruit juices, cheese, yogurt, milk, and other dairy products, cooking oils, salad dressings, fat spreads and confectionary items.

In November, 2004, we announced that we had signed a 5-year sales and licensing agreement with Fayrefield of Crewe, UK to supply Reducol™ for use in milk-based drinks.  This announcement followed the approval, announced earlier that month, by the European Commission for the use of Reducol™ in milk-based beverages.  Fayrefield specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America.

Since entering into our agreement with Faryrefield in late 2004, we have been working closely with Fayrefield to develop products incorporating Reducol™ for distribution and sale by Tesco Stores Ltd. in the U.K. On December 20, 2005, we announced that Reducol™ had been launched in the UK by Tesco, the UK’s largest retailer, under their own private label.   Tesco is currently selling a range of products incorporating Reducol™ under their own private label brand including a margarine spread, yogurt, yogurt drink and milk drink.

Also in November, 2004, we announced that we have agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company focusing on the prevention of cardiovascular diseases. Scanvit's core competency is in developing new markets for dietary supplements and functional foods in Scandinavia, the Baltic countries and Russia. As a result of our relationship with Scanvit, on May 2, 2005, we announced that Kesko of Finland had launched a range of yogurts incorporating Reducol™. The yogurt is sold under the “Pirkka” premium brand name and is the first in a series of planned product launches incorporating Reducol™ into a variety of food matrices. These launches were originally scheduled for late 2005 but have been delayed as modifications and improvements to the manufacturing processes are being made, such that the new product launch is now scheduled for the fall of 2006.

Reducol™-enriched chocolate has been shown to reduce LDL-C cholesterol by 10.3% as per a study conducted in 2001.  For 4 weeks, 70 participants with mild hypercholesterolemia consumed three 10g servings of the phytosterol (Reducol™)-enriched chocolate per day that provided 1.8 g of unesterified phytosterols. The control group consumed placebo portions of chocolate that contained no phytosterol supplement.  All subjects consumed a low-fat, low-cholesterol diet both before and during the study period. At the end of the study, blood levels of both total and LDL-cholesterol levels were statistically significantly reduced by 6.4% (- 0.44 millimoles per litre (mmol/l)) and 10.3% (- 0.49 mmol/l), respectively when compared to the placebo group.  Thus, consumption of chocolates fortified with phytosterols may provide an additional option for individuals needing to lower their blood cholesterol levels.

We are currently selling a chocolate truffle product containing Reducol™ for distribution in the United States by Designs for Health, a private U.S. company which markets nutritional products and services exclusively to health care professionals.

We have also been developing a phytosterol-based “designer oil”, called “Vivola”™ which, in clinical studies, has shown to help participants lower body weight and reduce their cholesterol levels. Additional formulation, pre-clinical and clinical studies will be required to further develop this potential product which we may license out to a third party.  Appropriate patent applications have been initiated.

Reducol™ and Dietary Supplements

Reducol™ has been incorporated by Pharmavite LLC of California into its nationally distributed dietary supplement, Nature Made® Cholest-Off™.  This supplement is sold through mass-market channels including food, drug and mass merchandising stores. In March, 2003, we announced that we had extended our supply and licensing contract with Pharmavite for up to three years, and in February, 2006, we announced that we had again extended our supply and licensing contract with Pharmavite until mid 2007.

In July 2003, we announced that we had signed a licensing and sale agreement with Iljin Pharmaceuticals to supply Reducol™ for use in dietary supplements and functional food products in South Korea.   We continue to await the necessary regulatory approvals from the Korean Food and Drug Administration.

In March 2004, we announced that we had signed a licensing and distribution agreement for Reducol™ with Marco Hi-Tech JV LLC of New York, N.Y.  Under the terms of the co-exclusive four-year contract, we will supply Reducol™ to Marco Hi-Tech for distribution to dietary supplement manufacturers. These manufacturers are expected to incorporate the ingredient into a variety of cholesterol-lowering supplements to be sold in natural health food stores across the United States.  To date, we have sold a limited amount of Reducol™ to Marco Hi-Tech.

We are also developing a dietary supplement combination of Reducol™ with omega-3 fatty acids.  A patent application for the combination has been filed.

Phytosterol and Other Revenue

In the years ended December 31, 2005, 2004 and 2003, we reported revenue (in thousands of dollars) as set forth below.  These figures include revenue generated directly by us from our sales of Reducol™, and our 50% portion of revenue generated by Phyto-Source from its sales of Phyto-S-Sterols:

Year Ended

     Year ended

Year Ended

December 31,

December 31,

December 31,

2005

2004

2003

Revenue:

Sales

$

20,374

$

17,046

$

13,909

Licensing

153

151

208

____________

____________

____________

Phytosterol revenues

$

  20,527

17,197

$

14,117

Interest and other

479

374

150

____________

____________

____________

$

21,006

$

17,571

$

14,267

All of our phytosterol revenues were derived from sales to arms-length customers, other than controlling shareholders, joint ventures in which we are a participant or entities in which we have an investment accounted for by the equity method.

Following the sale of our interest in Phyto-Source in March, 2006 for US$25 million and the consequent discontinuance of our recognition of revenue from further sales of product by Phyto-Source, we are anticipating that our total revenue outlook for 2006 including sales from Reducol™ and other cholesterol-lowering ingredients is $7 - 7.5 million. Of the total revenue, $6.0 – 6.5 million is based on strong forecasted growth in Reducol™ sales and other value added products. The $6.0 – 6.5 million is compared to the approximate $3.9 million of Reducol™ and other value added products revenue in 2005, up to a 67% increase. The expected growth is primarily based on contracted and forecasted amounts for Reducol™ for sale into the functional food and dietary supplement markets.  Forecasted amounts for Reducol™ comprise forecasts made by some of our customers and forecasts made by us based on discussions with certain customers.   There can be no assurance that our forecasts will be met or that our revenue guidance will be achieved.

Competition

The functional food market is intensely competitive. In the phytosterol functional food market in particular, a number of players have substantial name recognition and financial, technical and marketing expertise.  These include McNeil Consumer Healthcare, a Johnson and Johnson company (“J&J”); Unilever NV Company (“Unilever”), Raisio and most recently Tesco.

In Europe, Tesco is now competing with Raisio and Unilever in marketing a full range of cholesterol-lowering products.  In addition, the Danone Group has recently introduced a cholesterol-lowering yogurt, in Europe which is being aggressively marketed throughout the European Union.

While Tesco’s products incorporate Forbes’ branded ingredient Reducol™, Unilever, McNeil, Raisio and Danone use sterol ingredients from competitive sources. Leading sterol suppliers are Phyto-Source Arboris, Cargill, Cognis and ADM.  Of these, only Phyto-Source and Arboris are suppliers of wood sterols, which are a type used in the manufacture of Reducol™. However, while wood sterols are non-genetically modified and as such have some consumer attractiveness, particularly in Europe, over other sterol products, the two classes of sterols do compete and accordingly, Reducol™’s competitors include genetically modified sterols derived from other than wood sources.

In the United States, there has been significant growth within the last year of functional food products marketed to have a cholesterol-lowering effect, including products containing phytosterols and products containing soluble fiber.  We will be competing in the U.S., directly and indirectly, primarily with Cognis, Cargill, Archer Midlands Daniels, Raisio and J&J, all of whom have substantially more resources than us and who also have a greater market presence than we do.  Currently, our competitors’ cholesterol-lowering products are being incorporated in the United States into food products such as orange juice, cereal, margarine spreads, yogurts, granola bars, milk drinks and chocolate bars.

The dietary supplement market is very competitive as well as highly fragmented due to the diverse nature of the supplements available. According to the Nutrition Business Journal, dietary supplement manufacturers include companies such as Royal Numico, Wyeth, Bayer and Bristol Myers Squibb/Mead Johnson.

Marketing Activities

Over the last year, we have concentrated our marketing efforts for Reducol™ primarily in Europe, which we believe is the most mature market internationally in terms of consumer acceptance of, and demand for, phytosterol – containing foods.   Accordingly, we plan to continue our marketing efforts in Europe with a view to growing both our product and customer base.  At the same time, we also intend to increase our marketing efforts outside Europe, primarily in the U.S. and Asia-Pacific countries, as the functional food markets in those regions continue to mature. In the dietary supplement market, our focus will continue to be on the United States.

Technology Licenses Granted to the Company

In 1995, the Company obtained a license of certain laboratory level phytosterol extraction and fermentation technology developed at UBC.  This technology was licensed to the Company under two separate agreements, both effective September 15, 1995, covering cholesterol-lowering agents and pharmaceutical steroids (the “UBC License Agreements”).  UBC assigned the technology under one of the UBC License Agreements to us in connection with our sale of our process technologies for the production of the steroid intermediates AD and ADD (See “General Development of the Business – Three Year History – Other Dispositions”).  The remaining UBC License Agreement (the “Tall Oil License”) relates to the preparation and purification of sterol compositions from tall oil soap, the actual compositions of the sterols, and the use of these compositions and derivatives thereof as agents to prevent or treat lipid disorders. Pursuant to the Tall Oil License, as amended, we have agreed to:

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

Research and Development

In the prescription pharmaceutical area, our focus will remain primarily on cardiovascular disease but we also intend to develop compounds for a wider range of therapeutic targets.  (See “Description of the Business – Drug Therapy Approach –FM-VP4”).

In the functional food and nutraceuticals area, we are carrying out research and development (“R&D”) of new products, including food and beverages, which are low fat and no fat.

Our research efforts in both the pharmaceutical and nutraceutical areas are supported in part by grants from the Natural Sciences and Engineering Research Council of Canada (NSERC).

For the years indicated below, our expenses related to research and development were:

Period	Expenses for Year
Year ended December 31, 2005	$10.2 million
Year ended December 31, 2004	$ 4.7 million
Year ended December 31, 2003	$ 2.1 million

For the year ended December 31, 2005, $7.4 million (2004 - $2.9 million, 2003 - $1.2 million) of R&D costs were incurred on the FM-VP4 project. R&D expenditures on continuing the development of our Library of Compounds were $0.8 million in fiscal 2005 (2004 - $0.3 million, 2003 - $0.2 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.7 million in the year ended December 31, 2005 (2004 - $0.5 million, 2003- $0.3 million).

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

We cannot assure you that the current regulations will not be modified or that such modifications will not have an adverse effect on our ability to continue to distribute or advertise such products in the United States, or that the final ruling will continue to allow us to use the heart-health claim for our phytosterols.

European Union (“EU”)

Novel Foods Regulations: We received an approval under the Novel Foods Regulations to market  Reducol™ in milk-based drinks in November 2004. In February 2005, the Novel Food Board of Finland determined that the use of Reducol™ in milk-based drinks was substantially equivalent to the use of Reducol™ in other food groups approved to contain phytosterols and these are: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. Marketing of these products with Reducol™ can now proceed in the European Union. In February 2005, the Novel Food Board of Finland also provided an opinion that the esterified form of our phytosterols was equivalent to sterol esters approved for sale in the European Union. In addition to Reducol™, our sterol esters can be marketed in the European Union in the eight food categories outlined above.

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

There can be no assurance that the Novel Foods approval will not be modified in a manner adverse to our business, or will not be revoked in its entirety.  There can be no assurance that Reducol™ will be approved for use in the EU in any additional food groups.

 Structure/Function Claims:  In Europe, structure/function claims are allowed, but not medical claims (i.e., to cure, treat, or mitigate disease). However, the labeling regulation for phytosterol food products published in April 2004 requires the product label to say, “this product is intended exclusively for people who want to lower their blood cholesterol level”.

Australia

Novel Foods:  The Australian New Zealand Food Authority approved our sterols for use in vegetable oil spreads in May, 2002.  An application for use of Reducol™ in milk drinks was filed with the Food Authority in May 2003. The application is currently under consideration. The regulatory climate in Australia/New Zealand for Functional Foods has been unfavourable and it is uncertain that the milk drinks application will be approved.

Dietary Supplements:  Our sterols received approval for marketing as a complementary medicine by the Office of Complementary Medicines in July 2001.

Canada

Novel Foods: Currently, applications for approval of food products containing Reducol™ must be made under the Novel Foods regulations. One application has been submitted for a food product. The approval process by this route is expected to be lengthy as any claims such as, “reduction of cholesterol”, will require an amendment to the Canadian Food & Drug Act.

Dietary Supplements:  In 2004, regulations for Natural Health Products (NHP) were passed in Canada. This regulatory route allows the marketing of phytosterols in standard dosage forms such as tablets, capsules, and syrups. Therapeutic and health claims for phytosterols in Natural Health Products are permitted under these regulations. An application has been made to NHP to sell Reducol™ in tablets in Canada.  The Natural Health Products Directorate currently has a very large backlog of applications. The time required for approval is expected to be lengthy.

South Korea

In Korea, approval must be obtained from the Korean Food and Drug Administration to market Reducol™ under our licensing and sale agreement with Iljin Pharmaceuticals to supply Reducol™ for use in dietary supplements and functional food products in South Korea.   We cannot assure you that we will receive approval to market any of our products in Korea in a timely manner, if at all.

Intellectual Property

Patents, trademarks and other proprietary rights are important to us. Our strategy is to build a strong patent portfolio to protect technology that we consider important to the development of our business, and to adopt, register, promote and protect our trademarks for our branded products.  We also rely upon trade secrets to maintain our competitive position.

As of March 1, 2006 we hold, directly or indirectly through license, rights to 196 patents and pending patent applications in the United States and worldwide, of which 17 are exclusively licensed from UBC.  Many of the 196 patents and patent applications are interrelated and in effect assert rights to substantially similar inventions in different jurisdictions.  In the United States, we have 6 issued patents, and 31 pending patent applications.  In addition to the United States, we have patents issued in China, Japan, Canada, Europe, Norway, Russia, South Africa and New Zealand.

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

The 179 patents and applications not licensed from UBC comprise additional therapeutic applications or indications for sterol compositions, formulations and delivery vehicles comprising sterol compositions, new sterol-based derivatives and additional therapeutic indications for these derivatives.

Notices of Opposition have been filed against four patents allowed in Europe, one covering sterol compositions, which includes the Reducol™ composition, one covering the process, which is currently used by Phyto-Source, to extract and purify phytosterols from tall oil pitch, one covering a process of microfluidizing or reducing the particle size of phytosterols to facilitate formulation and the final opposition covering a process of uniformly incorporating sterols in oils and fats by melting. All of these oppositions are filed by third parties on the ground that the patent claims are not unique and inventive.  We have presented submissions and arguments or will be preparing submission and arguments in support of the patents, and, while there can be no assurance of the outcome of these oppositions, we expect that all of these patent claims will ultimately be upheld.   If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.   See “Legal Proceedings”.

Our branded products presently comprise Reducol™, our cholesterol-lowering food and dietary supplement ingredient currently being marketed, and Vivola™, our cholesterol-lowering cooking oil currently in development.

Employees

As of December 31, 2005 and March 29, 2006, we employed 35 and 37, respectively, full-time management, scientific and administrative employees. Presently, the employees are situated in Vancouver, British Columbia.  We believe that relations with our employees are excellent, and we are not a party to any collective bargaining agreement.  We anticipate that we will hire additional personnel on a progressive basis.

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

We Have a History of Losses   For the year ended December 31, 2005, we reported a net loss of approximately $12.8 million and an accumulated deficit of $78.7 million.  We incurred net losses of $12.8 million, $8.0 million and $2.2 million for the years ended December 31, 2005, 2004 and 2003 respectively.  We anticipate that we will continue to incur significant losses during 2006 and that we will not reach profitability until after successful and profitable commercialization of one or more of our products.  Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our products will be commercially successful.

Need for Additional Funds  As at December 31, 2005, we had a cumulative deficit of $78.7 million.  We will be expending substantial funds in 2006 and beyond. We believe our existing capital resources are adequate to fund our current plans for research and development and operating activities through 2007. We may need to obtain additional financing prior to that time.  We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations, and to provide us with necessary capital to continue our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

Future Revenues and Profitability are Uncertain  Our financial results may fluctuate, and our future revenue and profitability are uncertain.   Our anticipated revenue for fiscal 2006 is substantially less than our revenue recorded for the last several years, due to the sale of our interest in Phyto-Source (see “Description of the Business - Manufacturing of Reducol™ and other value-added sterol products”).

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products.  Because we are and will be in the process of launching new products in new markets, revenues cannot be predicted and may fluctuate substantially from period to period.  In addition, product development programs will require substantial additional investment, including the cost of pre-clinical and clinical trials, obtaining additional regulatory approvals, and marketing and sales expenses associated with potential new product introductions.  There can be no assurance that, or if so when, we will successfully develop, receive regulatory approvals for, or manufacture or market, any new products.  The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years.  We may not be able to achieve or sustain profitability.

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

 Manufacturing Risks  We rely substantially on our ability to secure third party manufacture of our products for our success.  In the case of phytosterols, we rely for commercial manufacturing on Phyto-Source, a supplier and former joint venture partner of ours.  In the case of value-added sterols, we rely on third party contract manufacturers to modify our phytosterols for incorporation into various food groups.

We have relied and particularly as a result of the sale of our 50% joint venture interest in Phyto-Source, we will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, up-scaling experiments, commercial production and for the production of our value-added sterol products.  We may not be able to obtain contract manufacturers to produce a sufficient quantity or quality of such.  Even if we do, contract manufacturers, including Phyto-Source, may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies.  Further, we may not be successful in developing or expanding our own manufacturing facilities capable of producing sufficient commercial quantities or qualities of our products.  As a result, we, and our commercial partners may not be able to manufacture products in commercial quantities or qualities that would enable us to meet our business objectives.  Any such failure would adversely affect our business.

Factors beyond our control could cause interruption in operations at the Phyto-Source manufacturing facilities, or at other contract manufacturing facilities, which could adversely affect our reputation in the marketplace and our business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within our control, or the control of our contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions.  Any significant interruptions in operations could damage our reputation in the marketplace and have a negative impact on our business.

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

The degree of market acceptance for our products and those of our customers, including Tesco, Kesko and Pharmavite, will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer’s expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payers, and in the case of our nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers.  There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will accept and utilize any existing or new products that may be developed by us.

Need for Growth  We are working to expand our sales of Reducol™ and other value-added phytosterol products over the next few years, particularly in Europe. There is no assurance that our employees, systems, procedures, controls, and existing space, or our supply agreement with Phyto-Source will be adequate to support expansion of our operations.  Our future operating results will depend on the ability of our officers, key employees and manufacturing partners to manage changing business conditions and to implement and improve technical, administrative, financial control, reporting systems and operational excellence in order to achieve established business objectives.  An unexpectedly large increase in the volume of orders placed by customers may require us to enter into new or modified arrangements with Phyto-Source, which may increase our cost of goods.  In the event that we cannot enter into such new or modified arrangements, we may be required to seek additional contract manufacturers, which may or may not be available, or if available, which may or may not be willing to contract with us on terms acceptable to us or at all.  We may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade our facilities and supporting systems and infrastructure to accommodate such increases. Such expansion may require us to establish facilities and infrastructure in other countries in order to support our customer needs in such countries, and we may not be able to do so in a timely or cost effective manner, which could result in loss of customers.  Difficulties in managing any future growth could have a significant negative impact on our business because we may incur unexpected expenses and be unable to meet our customers’ requirements.

Risks Related to Clinical Trials  We must demonstrate through preclinical studies and clinical trials that our products are safe and efficacious before we can obtain regulatory approval for the commercial sale of such products for certain commercial applications.  The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and there can be no assurance that any of our clinical trials or of our collaborators will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products.  A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials.  Failure to complete clinical trials successfully and on a timely basis could have an adverse effect on our future business.  In particular, but without limiting the generality of the foregoing, there can be no assurance our US Phase II trial for FM-VP4 will be completed as planned or at all, or if completed, that the trial will achieve expected results.

Additional Research and Development is Required Before We Can Commercialize Additional Products or Market Existing Products into Other Countries  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market additional products.  Our products require extensive levels of research and development.  We have spent approximately $10.2 million, $4.7 million and $2.1 million on research and development efforts during the years ended December 31, 2005, 2004 and 2003, respectively.

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

We no longer own a 50% interest in the Phyto-Source joint venture.  Although we have entered into a supply contract with Phyto-Source, our rights to enforce supply obligations against Phyto-Source are now solely contractual in nature, and not the result of a strategic relationship combined with equity ownership.

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

Currently, Notices of Opposition have been filed against four European patents issued to our company in connection with our nutraceutical business and products.  (See “Legal Proceedings”).  While we are making submissions and arguments to uphold these patent claims, there can be no assurance that such claims will in fact be upheld.  If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.

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

In Canada, applications for approval of food products containing Reducol™ may be made under the Novel Foods regulations. One application has been submitted for a food product. The approval process by this route is expected to be lengthy. This regulatory venue approves food products based on their safety and does not approve any health claims. Any health claims such as, “reduction of cholesterol”, will require an amendment to the Canadian Food & Drug Act which is another lengthy process.

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

Environmental Risks  Research, development and commercial processes involve use of materials which may result in by-products that may be hazardous.  We, along with our strategic partners, distributors, manufacturers, sales agents and others involved in handling materials are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  There is a risk of accidental contamination or injury from these materials, which cannot be eliminated.  We could be liable for any resulting damages and any such liability could exceed our resources.  We may also be required to obtain permits to transport and dispose of hazardous waste under applicable environmental laws.  We may not be able to obtain such permits, which would adversely affect our ability to efficiently manufacture or transport our products.  We, along with our strategic partners, distributors, sales agents, manufacturers and others involved in handling materials may be required to incur significant costs to comply with environmental laws and regulations in the future or to remediate environmental violations.  We may be adversely affected by current or future environmental laws or regulations.  Any failure by us or to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following: (i) cessation of portions or all of the operations of our activities; (ii) imposition of fines; (iii) restrictions on our ability to carry on or expand operations; (iv) significant expenditures by us in order to comply with environmental laws and regulations; or (v) liabilities in excess of our resources.  Any of these sanctions could have a material adverse effect on our business.  In addition, there is no assurance that we will be able to dispose of our waste products in a cost effective or timely manner, or at all.  Our suppliers also face the similar risks and sanctions.  If our suppliers suffer from any of the sanctions mentioned, it could adversely affect our business.

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

Conflicts  Certain of our Directors and Officers also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with us or which may provide professional services to us.  Consequently there exists the possibility for such Directors and Officers to be in a position of conflict.  (See “Directors and Executive Officers – Conflicts of Interest”).

Risks Related to Material Contractual Obligations  We have a supply contract with Phyto-Source and we have obligations under a number of other contracts, and failure to meet such obligations under material contracts may have a material adverse effect on our operations and financial condition.

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

CAPITAL STRUCTURE

Share Capitalization

The Company’s Articles of Continuance authorize the issuance of 200,000,000 common shares (of which 37,526,534 are issued and outstanding) and 50,000,000 preferred shares issuable in series, of which 10,000,000 have been designated Series A Shares and 6,000 have been designated Series B Shares.  Of the 10,000,000 designated Series A Shares, 5,375,000 have been issued and converted, leaving 4,625,000 remaining to be issued.  Of the 6,000 designated Series B Shares, all 6,000 have been issued and 5,600 have been converted, leaving 400 remaining to be converted. (See “General Development of the Business – Three Year History – Equity Financings”).

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

On October 25, 2005, the directors, by resolution, amended the Articles to designate 6,000 preferred shares as Series B Shares. Each Series B Share is convertible into common shares of our Company determined according to the following formula (i) the stated value of the Series B Share (US$1,000) divided by (ii) $1.65, with adjustments for stock splits, consolidations, stock dividends and similar corporate transactions. Pursuant to the Articles of the Company, the Series B Shares will be redeemable for cash and convertible into Common Shares at the option of the Corporation or the holder. None of the Series B Shares shall be entitled to receive any dividends. Holders of Series B Shares shall have no voting rights. The Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, its Common Shares or Preferred Shares without the prior express written consent of each holder of Series B Shares then outstanding.

In January, 2004, 5,375,000 Series A Shares were issued by way of private placement (See “General Development of the Business – Three Year History – Equity Financings”).  In April 2004, a total of 5,375,000 Series A Shares were converted, for no additional consideration, into common shares on a 1:1 basis.  There are currently no Series A Shares outstanding.

In October, 2005, 6,000 Series B Shares were issued by way of a private placement (See “General Development of the Business – Three Year History – Equity Financings”). As at March 29, 2006, a total of 5,600 Series B Shares were converted for no additional consideration, into a total of 3,393,939 common shares.  There are currently 400 Series B Shares outstanding.

MARKET FOR SECURITIES

The Common Shares of the Company trade on The Toronto Stock Exchange under the symbol “FMI” and on the Nasdaq National Market under the symbol “FMTI”.

Trading Price and Volume

Following are the high and low closing prices and the volume of our common shares traded on the Toronto Stock Exchange for each month of 2005:

Month	High	Low	Volume
January	$3.15	$2.58	911,925
February	$2.81	$2.62	601,684
March	$3.08	$2.52	1,133,833
April	$2.43	$2.16	450,962
May	$2.21	$2.06	389,316
June	$2.34	$2.08	510,702
July	$2.68	$2.25	519,355
August	$2.62	$2.17	541,781
September	$2.49	$2.20	751,461
October	$2.47	$2.01	609,474
November	$2.19	$1.90	458,322
December	$2.13	$1.98	715,929

Prior Sales-Fiscal 2005

In October and November 2005, we completed separate private placement transactions pursuant to separate agreements for an aggregate of US$6 million, resulting in the issuance of an aggregate of 6,000 Series B Shares with an aggregate of 1,818,182 warrants attached (“Class D Warrants”).  We also issued an additional 254,545 Class D Warrants as “broker’s warrants” in partial payment of commissions to third parties due on the separate transactions.  (See “Capital Structure – Preferred Shares” and see “General Development of the Business – Three Year History – Equity Financings”).

Each whole Class “D” Warrant entitles the holder to purchase one common share of the Company at U.S. $2.06 (the Exercise Price) at anytime after April 27, 2006 until October 26, 2010.  Each Class “D” Warrant certificate contains anti-dilution provisions which provide for an adjustment of the number of common shares issuable upon exercise of the Warrants or an adjustment of the exercise price per share, or both, upon the occurrence of certain events. In addition, the Exercise Price will be reduced in the event that the Company issues any common shares, or securities convertible into common shares, at a price per common share less than the Exercise Price then in effect (with certain limited exceptions), subject, however, to a minimum Exercise Price of US $1.95. The warrants may be exercised on a cashless basis at the option of the holder. As of March 29, 2006, 5,600 Series B Shares were converted into 3,393,939 common shares of our Company.  (See “Capital Structure – Preferred Shares” and see “General Development of the Business – Three Year History – Equity Financings”).

The Company has a Stock Option Plan pursuant to which up to 6,000,000 common shares can be issued. As at December 31, 2005 options were outstanding to purchase a total 4,892,708 common shares.  During the fiscal year ended December 31, 2005, we granted options to purchase common shares as follows (all options expire on the 5th anniversary of their date of grant):

Grant Date 2005	No. of Common Shares Under Option	Exercise Price Per Common Share
January 6	335,000(1)	$2.98
February 14	30,000	$2.66
April 1	60,000	$2.43
April 7	5,000(2)	$2.38
April 15	20,000	$2.26
May 20	145,000	$2.15
October 28	30,000	$2.01
November 29	30,000	$2.05
December 2	50,000	$2.09
December 8	716,500	$2.13

(1) Options to purchase 17,500 shares were cancelled prior to December 31, 2005

(2) These options were cancelled prior to December 31, 2005

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, province or state and country of residence of our directors and executive officers as of the close of business on March 31, 2006, the positions and offices held by them with us, their respective principal occupations during the 5 preceding years, and in the case of directors, the periods during which each director has served as such.  Each director of our Company holds office until the next annual general meeting of our shareholders or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. Each officer holds office at the pleasure of the Board of Directors.

Name, Province or State and Country of Residence and Office Held with the Company(1)	Principal Occupation for the Past Five Years(1)	Director Since
Charles A. Butt, B.Comm. Ontario, Canada Director, President and Chief Executive Officer

President of the Company since April 2001 and Chief Executive Officer since March 2002; Senior Vice President, Commercial Operations of the Company July 2000 to March 2002; Executive Vice President and Chief Operating Officer March 2002 to April 2001; President.

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

November 1, 2000
Joe Dunne, B.Sc., Ph.D. (2) (3) (4) New York, U.S.A. Director

Dr. Dunne is an independent consultant to the food industry.  Director of Westgate Biologicals Ltd, a startup company in the Health Sciences area, 1999 to present; Chairman of the Board and Chief Executive Officer of Westgate Biologicals Ltd. June 1999 to December 2003; President, Cultor Food Science 1997 to 1999; President of Quest (Food) International NA 1993 to 1997.

December 13, 2000
Lily Yang, Ph.D. (4) California, U.S.A. Director

Chairman of the Board, Founder, Chief Medical and Director Clinical Officer of TheraLife Inc., a company cofounded by Dr. Yang which is also a private company involved in botanical drugs and drug delivery technology, 2005 to present; President and CEO of Theralife from 2000 to 2005. Consultant June 1998 to March 2000; President and CEO of Regena-Vue Inc. August 2004 to present, a private company involved in innovative botanical drugs and drug delivery technology.

March 13, 2002
Nitin Kaushal, B.Sc., CA (2) Ontario, Canada Director

Managing Director Desjardins Securities, a full service brokerage firm, July 2005 to present, Institutional Sales Orion Securities, a broker-dealer, January 2005 to July 2005, Managing Director, McFarlane Gordon/ Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; Managing Director, HSBC Securities from June 1997 to July 2001.

September 15, 2003

Laura Wessman, MBA British Columbia, Canada Senior Vice President, Operations

Senior Vice President, Operations, January 2006 to present; Senior Vice President, Corporate Development of the Company January 2004 to December 2005; Vice President, Business Development of the Company October 2002 to January 2004; Marketing Manager December 2000 to October 2002; Pilot Plant Manger, Cominco Engineering Services Ltd., May 1996 to November 1999.

N/A
David Goold, CA British Columbia, Canada Chief Financial Officer

Chief Financial Officer of the Company October 2004 to present; Vice President, Finance and Chief Financial Officer of B.C. Research Inc. and Vizon SciTec Inc. (a related group of companies involved in contract research and development for a number of industries including the biotechnology industry) 1998 to 2004.

N/A
Susan Ben-Oliel, BSc., LLB British Columbia, Canada Patent Lawyer	Patent Lawyer November 2005 to present; self employed lawyer and patent agent 1997 to 2005; lawyer and patent agent, McCarthy Tetrault Toronto and Vancouver, 1988 to 1997.	N/A
Jeffrey J.E. Motley, B.Sc. British Columbia, Canada Vice President, Marketing & Sales

Vice President, Marketing and Sales of the Company; Vice President, Commercial Operations May 2001 to January 2004; Vice President, Business Development of the Company, January 2000 to May 2001; Director of Marketing, Nutritional Division, Wyeth-Ayerst Canada, January 1996 to December 1999.

N/A
Jerzy Zawistowski, M.Sc., Ph.D. British Columbia, Canada Vice President, Functional Foods and Nutraceuticals	(a) Successively, Vice President, Director and Manager of Functional Foods and Nutraceuticals of the Company, April 1998 to present.	N/A

(1)

The information as to city of residence, principal occupation for the past five years is not within our knowledge and has been furnished by the respective Directors and Officers individually.

(2)

Member of Audit Committee.

(3)

Member of Compensation Committee.

(4)

Member of Nomination and Corporate Governance Committee.

As of March 29, 2006, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 128,340 common shares of the Company, being less than 1% of the issued and outstanding common shares of the Company.

Conflicts of Interest

Certain of our directors and executive officers also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with us or which may provide professional services to our Company.  For example, Percy Skuy, a director of our Company, is also a consultant for Humber College; Donald Buxton, the Chairman of our Company, is also a director of Vacci-Test Corp., a private company in the diagnostic field and is also a minority shareholder & member of the Management Advisory Committee for Baralex Inc.; Joe Dunne, a director of our Company, is a Director of Westgate Biologicals Ltd and a  Consultant to Bayer Crop Science and PTX Food Corp; Lily Yang, a director of our Company, is also Chairman of the Board of TheraLife Inc.; Nitin Kaushal, a director of our Company, is also Managing Director with Desjardins Securities, and a director of Genizon Biosciences, Victhom Human Bionics, Amadeus International and Protox Therapeutics; Dr. Jerzy Zawistowski, the Vice President Functional Foods and Nutraceuticals of the Company, is an Adjunct Professor with UBC and the University of Manitoba and a Director of British Columbia Functional Foods and Nutraceutical Network (BCFN) where he was previously Chairman. Consequently there exists the possibility for such Directors and Executive Officers to be in a position of conflict.  Under the Canada Business Corporations Act, any decision made by such Directors and Executive Officers involving our Company are required to be made in accordance with his or her duties and obligations to deal fairly and in good faith with our Company and such other companies.  In addition, such Directors are required to declare, and refrain from voting on, any matter in which such Directors may have a conflict of interest.

LEGAL PROCEEDINGS

Following are legal proceedings to which we are a party or of which any of our property is subject, other than proceedings that involve a claim for damages where the amount involved, exclusive of interest and costs, does not exceed ten per cent of our current assets.

Patent Oppositions

Notices of Opposition have been filed against four patents allowed in Europe, one covering sterol compositions, which includes a Reducol™ composition, one covering the process, which is currently used by Phyto-Source, to extract and purify phytosterols from tall oil pitch, one covering a process of microfluidizing or reducing the particle size of phytosterols to facilitate formulation and the final covering a process of uniformly incorporating sterols in oils and fats by melting. All of these oppositions are filed by third parties on the ground that the patent claims are not unique and inventive.  We have presented submissions and arguments or will be preparing submission and arguments in support of the patents, and, while there can be no assurance of the outcome of these oppositions, we expect that all of these patent claims will ultimately be upheld.   If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.     More particularly:

(i)

We have received Notices of Opposition to our granted European Patent 0783514 (Sterol Compositions) from two parties: (i) Raisio Benecol Ltd. and (ii) UPM-Kymmene Oyj.  We prepared defense submissions and arguments in reply to these oppositions in November 2003.  Subsequent to our reply, UPM-Kymmene Oy withdrew its opposition papers. Raisio will have an opportunity to reply to our defense submissions and we may make further reply submissions. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in June 2006.  We or the remaining opponent may appeal the decision of the Opposition Division within further prescribed time frames.

(ii)

We have received Notices of Opposition to our granted European Patent 1148793 (Method of Preparing Microparticles of Phytosterols or Phytostanols) from two parties: (i) Raisio Benecol Ltd. and (ii) McNeil-PPC, Inc.  We prepared defense submissions and arguments in reply to these oppositions in December 2004. The two parties will have an opportunity to reply to our defense submissions and we may make further reply submissions. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in June 2006. We or the two opponents may appeal the decision of the Opposition Division within further prescribed time frames.

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

(iv)

We have received a Notice of Opposition to our granted European Patent 1227734 (Compositions comprising Edible Oils or Fats and Phytosterols and/or Phytostanols dissolved therein) from Kao Corporation. We are currently preparing defense submissions and arguments in reply to this opposition and will filed this reply by May 2006. Kao Corporation will have an opportunity to reply to our defense submissions and we may make further reply submissions. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in approximately eighteen months, although the time frames within the European Patent Office are currently exceeding this. We or the opponent may appeal the decision of the Opposition Division within further prescribed time frames.

Trademark Oppositions

We are opposing an application filed by Heel Canada Inc. to register the trade-mark Reducol in Canada for use with pharmaceutical preparations that purport to reduce high levels of total cholesterol in the blood.  Both parties filed affidavit evidence.  The Canadian Intellectual Property Office should rule on the registrability of the trade-mark within the next 1 - 2 years.

In Pakistan, our trade-mark Reduchol has been opposed by Abbott GmbH & Co. KG ("Abbott"), with Abbott relying on its use and registration in Pakistan (and elsewhere) of the trade-mark REDUCTIL with "pharmaceutical preparations and substances used to treat obesity and associated clinical disorders in humans, in particular diabetes, hypertension, hyperlipidaemia, hyperinsulinaemia, heart disease, sleep apnea, arthritis and harmone [sic] sensitive cancers, food for infants, enteral feeding preparations for invalids, foods for invalids on medically restricted diets". We are currently preparing a reply to this opposition arguing, among other things, that the marks are not confusing in sound or appearance. It may be a year before a determination is made by the Pakistani Trademark Office as to the registrability of our trade-mark.

Claim by Former Employee

Mohammed H. Moghadasian v. Forbes Medi-Tech Inc. and Dr. Egon Novak – Action No. S046980.  The plaintiff filed a statement of claim on December 15, 2004 in the Vancouver Registry of the Supreme Court of British Columbia claiming damages of USD $150,000 for his contribution towards patents filed by the Company based on his ideas and discoveries, CAD $120,000 for promises by Dr. Novak regarding plaintiff’s student loan, CAD $100,000 from lost benefits due to lack of gain from stock options granted to plaintiff, CAD $15,000 for failure to review plaintiff’s salary and incentive package, and CAD $17,000 for lack of reasonable notice of dismissal.  The Company and Dr. Novak have each filed a defense.  The Company denies the plaintiff’s claim and is defending the plaintiff’s action on its merits.

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

Nancy Glaister, our Corporate Secretary, is a partner in the law firm of Cawkell Brodie Glaister LLP, which provides legal services to our Company.  We paid Cawkell Brodie Glaister $246,000 the year ended December 31, 2005 for legal services rendered. For 2004, we paid to Cawkell Brodie Glaister $129,000 for legal services for the period from May 26, 2004 (date of appointment) to December 31, 2004.

Jim Heppell, the former Corporate Secretary of the Company, is a partner of the law firm Catalyst Corporate Finance Lawyers, which has also provided legal services to our Company.  We paid Catalyst $12,000 and $24,000 during the years ended December 31, 2004 and 2003, respectively, for legal services rendered.

In 2002, we entered into a consulting contract with a company controlled by Tazdin Esmail, a former director and officer.   We paid consulting fees to Mr. Esmail’s company of $75,000 in 2004 and $192,000 for the year ended December 31, 2003. In May of 2004, Mr. Esmail resigned as a director of the Company and the consulting contract was terminated resulting in an early payout by us of $630,000.

In 2003, 2004 and 2005, Nitin Kaushal, one of our directors, provided us with finance consulting services.  We paid Mr. Kaushal $6,000, $14,000 and $6,000 during the years ended December 31, 2005, 2004 and 2003, respectively, for such services.

Information respecting compensation of our directors and executive officers, in their capacities as such, is contained in our Information Circular dated April 11, 2005 for our annual general meeting of shareholders which was held on May 18, 2005.  Such information will be updated in our 2006 Information Circular which is expected to be issued in the near term.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its common shares is Pacific Corporate Trust Company, Vancouver, B.C. and Toronto, Ontario, Canada.

MATERIAL CONTRACTS

Following are contracts that are material to us and that were entered into since the commencement of  the most recently completed financial year, or before the most recently completed financial year but are still in effect, other than contracts entered into before January 1, 2002 or contracts entered into in the ordinary course of business:

On February 22, 2006, the Company entered into a Limited Partnership and Membership Interest Purchase Agreement (the “Purchase Agreement”) with Chusei PS Holdings, LLC, Chusei Oil Co., Ltd. and Forbes Medi-Tech (USA) Inc. wherein the Company sold its interest in Phyto-Source LP, the Company’s 50-50 sterol manufacturing joint venture, for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of the Company’s joint venture partner, Chusei (U.S.A.) Inc. Simultaneously, Phyto-Source and the Company signed a supply agreement to provide the Company with a supply of Reducol™ and other wood sterols for a period of 5 years.  Forbes has agreed to buy all of its sterol requirements exclusively from Phyto-Source for the first year.  See “Description of the Business – Lifestyle Changes Approach - Manufacturing of Reducol™ and other value-added sterol products.

Pursuant to separate Securities Purchase Agreements entered into in October, 2005 with various purchasers, we issued an aggregate of 6,000 Series B Shares at US$1,000.00 per Series B Share plus an aggregate of 2,072,727 Class D Warrants. We also entered into separate Registration Rights Agreements with such purchasers pursuant to which we agreed to file a resale registration statement with the U.S. Securities and Exchange Commission which, upon becoming effective, would permit the purchasers as selling shareholders to resell in the United States the common shares issuable upon conversion of the Series B Shares and the common shares issuable upon exercise of the Class “D” Warrants.  The registration statement was filed by us in November, 2005 and became effective on January 20, 2006.  See “General Development of the Business – Three Year History – Equity Financings” and “Capital Structure – Preferred Shares”.

On February 9, 1998 the Company instituted a Shareholder Rights Plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of Common Shares are entitled to one share purchase right for each Common Share held.  If any person or group makes a take-over bid, other than a bid permitted under the Rights Plan, or acquires 20% or more of the Company’s outstanding Common Shares without complying with the Rights Plan, each share purchase right entitles the registered holder thereof to purchase, in effect, $40 equivalent of Common Shares at 50% of the prevailing market price (See “Risk Factors – Anti-Takeover Provisions”).  Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003.

By a deed, hypothec (mortgage) and bill of sale dated August 9, 2002, we entered into an agreement for the sale of our manufacturing pilot facility in Amqui, Quebec for $1.6 million, payable in staged payments.  On October 15, 2004 we amended the deed to defer a portion of the monthly payments from June 2004 until June 2005.  Monthly payments have now recommenced and will continue until the end of the agreement in August 2009.

On May 26, 2004, Tazdin Esmail, a former director of our Company, resigned his position from our board of directors.  In connection with his resignation, we entered into a settlement agreement with Mr. Esmail pursuant to which we confirmed and formalized post-termination matters as follows: Mr. Esmail’s previous consulting contract was terminated resulting in an early payout of $630,000 as per the terms of his contract; we confirmed the vesting and exercisability provisions of Mr. Esmail’s stock options; we acknowledged Mr. Esmail’s reward for tenure allowance of $65,000 payable annually when Mr. Esmail reaches age 60, until he reaches age 85.  Mr. Esmail was 57 years old on December 31, 2005.  The settlement agreement also contained a mutual release in respect of Mr. Esmail’s consulting contract.

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

From time to time in our filings made under National Instrument 51-102, we reference statements and reports made by various organizations, associations, institutions, publications and journals (collectively, “Experts”), including, without limitation, the American Heart Association, the World Health Organization, the National Cholesterol Education Program, McGill University, Datamonitor, the Nutrition Business Journal, the American Journal of Clinical Nutrition, and the British Journal of Nutrition.  We have a Medical Advisory Board and a Functional Foods and Nutraceuticals Advisory Board (collectively, the “Advisory Boards”) comprised of nationally and internationally recognized physicians, scientists and other experts, some of whom belong to, consult with, chair committees of, are employees of, or otherwise provide services to, one or more of these Experts, whether on a permanent basis or from time to time, or may previously have done so or may do so in the future.  To our knowledge, none of the current members of either of our Advisory Boards owns more than 1% of our outstanding common shares, Series B Shares, options or warrants.

We have previously reported that we conducted a clinical study on Reducol™ at McGill University in 1997, the results of which were published in the June, 1999 issue of American Journal of Clinical Nutrition.  This study is described under “Description of the Business – Lifestyle Changes Approach – Reducol™.  The study was carried out under the primary control and supervision of Dr. Peter H. Jones, who, at the time of the study, was the Director and Professor, McGill School of Dietetics and Human Nutrition, Macdonald Campus of McGill University, Montreal and who is currently Chair.  Dr. Jones is currently Director and Canada Research Chair in Nutrition and Functional Foods, Richardson Centre for Functional Foods and Nutraceuticals; Professor, Departments of Food Science and Human Nutritional Sciences, University of Manitoba and remains Adjunct Professor of Nutrition, School of Dietetics and Human Nutrition, McGill University, Montreal; and Canada Research Chair in Nutrition and Functional Foods.

Since December, 1998, Dr. Jones has been Chairman of our Functional Foods and Nutraceuticals Advisory Board.  Previously, he was a member of our Medical Advisory Board.  Since his initial appointment as an advisory board member in 1994, Dr. Jones has owned less than 1% of our total common shares.   In August, 1997, we granted Dr. Jones options to purchase up to 30,000 common shares at $1.79 per share, all of which were exercised.  Since then we have granted Dr. Jones additional options from time to time to purchase a total of up to 63,500 common shares, at various prices ranging from $2.20 to $10.95 per share.  In 2004, Dr. Jones exercised his option to acquire 1,250 common shares at $2.20 per share.   Other options have subsequently expired, such that currently, Dr. Jones holds options to purchase a total of 21,750 common shares, which represents less than 1% of our outstanding options.  In addition, we pay consulting fees to Dr. Jones for his services as Chairman of our Functional Foods and Nutraceuticals Advisory Board.

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

Mr. Kaushal has been a director of our Company and a member of our audit committee since September 2003.  Mr. Kaushal is also the Chair of our audit committee, and is a Chartered Accountant. Since July 2005, Mr. Kaushal has been the Managing Director of Healthcare Investment Banking at Desjardins Securities in Toronto.  From January, 2005 until July 2005, Mr. Kaushal was an institutional salesperson with Orion Securities Inc. in Toronto, Ontario.  Previously, he was the Managing Director of McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, Ontario since 2001. Prior to this, Mr. Kaushal was a Managing Director at HSBC Securities in its Healthcare Group and a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also the Assistant Manager at Price Waterhouse. Mr. Kaushal was also awarded a Bachelor of Science (Chemistry) from the University of Toronto. Mr. Kaushal is also a current member of the Board of Directors of Protox Therapeutics Inc., Victhom Human Bionics, Genizon Biosciences Inc., Amadeus International Inc. and a member of the Canadian Institute of Chartered Accountants.

Mr. Skuy has been a director of our Company since November 1997 and a member of our audit committee since 1998. Mr. Skuy is currently a Health Care consultant had a 34-year career with Johnson & Johnson where he acquired experience in many aspects of the pharmaceutical business including financial and business administration, new product development, sales, marketing, research and development and executive management.  He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency.  Mr. Skuy is a licensed pharmacist, and has been involved in the pharmaceutical and medical communities for many years.

Dr. Dunne has been a director of our Company since November 2000 and a member of our audit committee since 2001.  Dr. Dunne is currently an independent consultant to the food industry and has been Chairman of the Board and CEO of Westgate Biologicals Ltd., a startup company in the Health Sciences area, since June, 1999.  Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

Pre-Approval of Non-Audit Services

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2005 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

External Auditor Service Fees (By Category)

The following table sets out the fees billed to us by KPMG LLP for professional services in each of the years ended December 31, 2005 and 2004. During these years, KPMG LLP was our only external auditor.

	Years ended December 31
	2005	2004
Audit(1)	$227,000	$132,781
Audit-Related(2)	22,000	85,075
Tax(3)	56,000	11,775
All Other Fees	Nil	Nil
Total	$305,000	$229,631

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

Audit Committee Independence and Financial Expert

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Nitin Kaushal qualifies as a financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.  Each member is an independent director under the rules of the NASDAQ National Market related to audit committees.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions is contained in our Information Circular dated April 11, 2005 for our annual general meeting of shareholders which was held on May 18, 2005.  In addition, such information will be updated in our 2006 Information Circular which is expected to be issued in the near term.  Additional financial information is provided in our comparative financial statements and Management’s Discussion and Analysis for our most recently completed financial year. Our financial statements, Management’s Discussion and Analysis and other information about our Company can be located at www.sedar.com.

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

To receive such documents, please contact Nancy Glaister, Cawkell Brodie Glaister LLP, 1260 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, telephone: (604) 684-3323 x 228; fax: (604) 684-3350.

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

LDL / LDL-C

Low-density lipoproteins / low-density lipoprotein cholesterol. LDL carries the largest amount of cholesterol. High levels of LDL cholesterol are associated with an increased risk of coronary heart disease. LDL or LDL-C is known as the “bad” cholesterol.

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

Reducol™	Our branded phytosterol. See “Description of the Business – Lifestyle Changes Approach – Reducol™ and Phyto-S-Sterols”

Series A Shares	The Series A Convertible Preferred Shares in the capital of the Company.

Series B Shares	The Series B Convertible Preferred Shares in the capital of the Company.

sterols	An abbreviated name for “phytosterols”.

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

(f)

an understanding of generally accepted accounting principles and financial statements;

(g)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(h)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(i)

an understanding of internal controls over financial reporting; and

(j)

an understanding of audit committee functions.

The “audit committee financial expert” shall have acquired such attributes through:

(k)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(l)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(m)

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(n)

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

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF FORBES MEDI-TECH

INC.

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2005, 2004 and 2003

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The management of Forbes Medi-Tech, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal controls to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report. The audit committee reported its findings to the Board of Directors, which has approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

“Charles A Butt”

“David Goold”

CHARLES A. BUTT

DAVID GOOLD, CA

President and Chief Executive Officer

Chief Financial Officer

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech, Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, CanadaF

March 10, 2006, except for note 20 which is as of March 14, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$ 10,489	$ 9,229
Short-term investments	-	6,018
Accounts receivable (note 3)	1,667	3,530
Inventories (note 4)	3,347	708
Prepaid expenses and deposits	2,771	192
	18,274	19,677

Property, plant and equipment (note 5)	12,356	12,989
Intangible and other assets (note 7)	5,345	5,923

	$ 35,975	$ 38,589

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	5,035	2,855
Deferred revenues	-	344
Current portion of long-term debt (note 9)	409	1,405
	5,444	4,604
Long-term liabilities:
Long-term debt (note 9)	330	763
Tenure allowance (note 11(a))	927	765
Future income tax liability (note 17(b))	851	-
	7,552	6,132

Liability component of preferred shares (note 10(d))	2,341	-

Shareholders' equity:
Share capital (note 10(c))	94,790	94,223
Contributed surplus (note 10(b))	7,554	4,171
Equity component of preferred shares (note 10(d))	2,481	-
Deficit	(78,743)	(65,937)
	26,082	32,457

	$ 35,975	$ 38,589

Nature of operations (note 1)
Commitments and contractual obligations (notes 6, 11 and 18)
Related party transactions (notes 6 and 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Don Buxton”	Director	“Nitin Kaushal”	Director
DON BUXTON		NITIN KAUSHAL

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Revenue:
Sales	$ 20,374	$ 17,046	$ 13,909
Licensing	153	151	208
Phytosterol revenues	20,527	17,197	14,117
Interest and other	479	374	150
	21,006	17,571	14,267

Expenses:
Cost of sales, marketing and product development	11,802	9,340	8,199
Research and development	10,242	4,676	2,070
General and administrative	5,738	6,195	4,892
Depreciation and amortization	1,800	1,635	2,044
Stock-based compensation (note 10(i))	1,776	2,838	1,459
	31,358	24,684	18,664

Gain on divestiture of technology	-	-	(2,247)

Loss for the year before taxes	(10,352)	(7,113)	(2,150)

Income taxes (note 17(a))
Current income taxes	1,606	901	-
Future income taxes	848	-	-
	2,454	901	-

Loss for year	(12,806)	(8,014)	(2,150)

Deficit, beginning of year	(65,937)	(57,923)	(55,773)

Deficit, end of year	$ (78,743)	$ (65,937)	$ (57,923)

Basic and diluted loss per share (note 12)	$ (0.38)	$ (0.25)	$ (0.09)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash provided by (used in):
Operations:
Loss for the year	$ (12,806)	$ (8,014)	$ (2,150)
Adjustment to reconcile loss for the year to cash flow used in operations:
Depreciation and amortization	1,800	1,635	2,044
Future income taxes	851	-	-
Amortization of deferred license revenues	(151)	(151)	(141)
Amortization of capitalized financing fees	17	-	-
Gain on divestiture of technology	-	-	(2,247)
Loss (gain) on disposal of fixed assets	(15)	4	(38)
Accretion of interest	74	-	-
Write-down of leaseholds and assets	-	-	29
Stock-based compensation	1,776	2,838	1,459
License fee paid in shares	-	49	-
Foreign exchange translation	(4)	(22)	131
	(8,458)	(3,661)	(913)
Net change in non-cash operating items (note 13)	(945)	(840)	(3,820)
	(9,403)	(4,501)	(4,733)
Investments:
Acquisition of property, plant and equipment	(648)	(1,445)	(1,087)
Acquisition of intangible and other assets	-	-	(49)
Acquisition of license	(11)	-	-
Collection of loan receivable from Phyto-Source LP	-	-	2,369
Proceeds on disposal of fixed assets	187	48	763
Proceeds on divestiture of technology	-	1,230	1,189
Short-term investments	6,018	(4,733)	(1,285)
	5,546	(4,900)	1,900
Financing:
Issuance of common shares	301	1,473	7,779
Issuance of preferred shares, net of share issue costs	6,221	12,910	-
Issuance of special warrants	-	-	(887)
Repayment of notes payable	(66)	(150)	(1,151)
Repayment of capital lease obligations	(135)	(70)	-
Increase in term loan	-	-	2,078
Repayment of term loan	(602)	(647)	(887)
Increase in line of credit	-	602	-
Repayment of line of credit	(602)	-	-
	5,117	14,118	6,932
Increase in cash and cash equivalents	1,260	4,717	4,099
Cash and cash equivalents, beginning of year	9,229	4,512	413
Cash and cash equivalents, end of year	$ 10,489	$ 9,229	$ 4,512

Supplementary information (note 14)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

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

As the Company is continuing to develop its pharmaceutical library of novel compounds and is planning to conduct further clinical trials on its pharmaceutical compound FM-VP4, future losses are anticipated and additional financing will be required.  The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

2.

Significant accounting policies:

(a)

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.  During the year, Forbes Medi-Tech Capital Inc., an inactive subsidiary was wound up.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

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

(e)

Property, plant and equipment and intangible assets:

Property, plant and equipment are stated at cost.  Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.  Plant and equipment are depreciated for financial reporting purposes principally using the straight-line method over the estimated useful lives of assets as follows:  buildings and infrastructure, 20 years; production and office equipment, 5-15 years; computer equipment, 3-5 years and leasehold improvements, lease term.  On sale or retirement, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding ten years.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value.

(f)

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

(g)

Research and development:

All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets certain criteria for deferral and amortization.  No development costs have been deferred to date.

(h)

Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(i)

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

(j)

Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received.  During the year ended December 31, 2005, the Company received $101 (2004 – $45) of government assistance which has been offset against research and development expense.

(k)

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

2. Significant accounting policies (continued):

(l)

Foreign currency translation:

The Company’s functional and reporting currency is the Canadian dollar.  The Company’s foreign subsidiaries are integrated foreign operations which monetary assets and liabilities denominated in US dollars are translated into Canadian dollars at the rates of exchange in effect at the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

(m)

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

(n)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 11(c)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(o)

Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt which includes demand and term loans and notes payable, approximate fair value due to their short terms to maturity.  It was not practicable to estimate the fair value of the convertible preferred shares, as they are not publicly traded or quoted and an active and liquid market does not exist for investments with similar terms, risks and other features.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

(p)

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

(q)

Deferred share issue costs:

Share issue costs associated with the liability component of the redeemable Convertible Preferred Shares are recorded at cost, and are deferred and amortized on the effective interest rate method over a period beginning from the date of issuance to the redemption date. Upon conversion of the preferred shares into common shares, any unamortized balance will be charged to share capital.  Share issuance costs incurred in connection with the issuance of the share capital are deferred and netted against the proceeds when the related shares are issued.

(r)

Accretion in carrying value in preferred shares:

The carrying value of the liability component of the redeemable Convertible Preferred Shares are accreted to the estimated redemption value using the effective yield method through charges to income over the period up to the redemption date.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

3.

Accounts receivable:

	2005	2004

Trade receivables	$1,365	$3,415
Note receivable (note 6(b))	123	-
Other sales taxes recoverable	176	71
Interest and other receivables	3	44

	$1,667	$3,530

4.

Inventories:

	2005	2004

Raw materials and supplies	$1,749	$241
Finished goods	1,598	467

	$3,347	$708

5.

Property, plant and equipment:

2005	Cost	Accumulated amortization	Net book value

Land	$77	$-	$77
Building and infrastructure	1,858	(110)	1,748
Leasehold improvements	207	(44)	163
Production equipment	12,593	(2,550)	10,043
Office equipment	228	(55)	173
Computer equipment	243	(91)	152

	$15,206	$(2,850)	$12,356

2004	Cost	Accumulated amortization	Net book value

Land	$77	$-	$77
Building and infrastructure	1,927	(68)	1,859
Leasehold improvements	148	(97)	51
Production equipment	12,739	(1,971)	10,768
Office equipment	208	(103)	105
Computer equipment and software	351	(222)	129

	$15,450	$(2,461)	$12,989

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

6.

Joint ventures:

(a)

In January 2001, the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei (U.S.A.) Inc. ("Chusei USA”) to form Phyto-Source LP (“Phyto-Source”), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital.  In addition, the Company loaned Phyto-Source US$4,000 for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3,500.

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) (formerly known as Southwest Bank of Texas) by way of a US$3,000, three-year term loan.  Amegy Bank also set up a US$1,500 revolving line of credit for Phyto-Source.  Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Amegy aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source.  The guarantee is for the entire term of the borrowing under the arrangements.  In addition, Forbes USA and Chusei USA have jointly and severally guaranteed Phyto-Source’s obligations under the capital equipment lease obtained by Phyto-Source from Amegy Bank (see note 9).  The 60-month lease term began in August 2004.  If Phyto-Source defaults on any or all of these obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantees.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at December 31, 2005, is US$1,260, (Cdn$1,469) comprised of the principal amount then owed under the term loan (US$500, (Cdn$583)), the capital lease liability (US$760, (Cdn$886)), plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

6.

Joint ventures (continued):

Condensed balance sheets, statements of operations and cash flows reflecting the Company’s proportionate interests in joint venture operations:

	2005	2004

Assets
Current assets	$4,374	$4,438
Property, plant and equipment	11,835	12,452
Intangible and other assets	3,722	4,405

	$19,931	$21,295

Liabilities
Current liabilities	$2,455	$1,148
Term loan and line of credit	291	1,522
Capital lease obligations	443	579

	$3,189	$3,249

	2005	2004	2003

Earnings
Revenue	$16,506	$14,577	$10,523
Expenses	11,569	10,228	9,011

Net earnings	$4,937	$4,349	$1,512

	2005	2004	2003

Cash Flow
Operating activities	$8,432	$4,030	$2,163
Financing activities	(207)	587	(1,063)
Investing activities	(339)	(1,162)	(1,036)
Distributions to partners	(7,396)	(2,821)	-

Increase in cash flow	$490	$634	$64

(b)

As a result of the formation of the Phyto-Source joint venture, in August 2002, the Amqui pilot facility was sold to a third party for a total of $1,631.  On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 repayable in one payment of $350 plus interest on May 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009.  As at December 31, 2005, a total amount of $493 (short-term $123; long-term $370) (December 31, 2004 – $672 (short-term $nil; long-term $672)) remains outstanding.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

7. Intangible and other assets:

2005	Cost	Accumulated amortization	Net book value

Technology	$6,655	$(2,933)	$3,722
Other	46	(27)	19
	6,701	(2,960)	3,741

Long-term receivable (note 7(a))			583
Note receivable, long-term portion (note 6(b))			370
Tenure allowance			268
Capitalized financing fees			383

			$5,345

2004	Cost	Accumulated amortization	Net book value

Technology	$6,655	$(2,251)	$4404
Other	35	(18)	17
	6,690	(2,269)	4,421

Long-term receivable (note 7(a))			602
Note receivable, long-term portion (note 6(b))			672
Tenure allowance			228

			$5,923

(a)

The long-term receivable represents the long-term balance of US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$583) (2004 – US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$602)) of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements (see note 6(a)).  Interest is charged on the loan equal to prime rates.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

8.

Accounts payable and accrued liabilities:

	2005	2004

Trade payables	$3,812	$1,922
Other payables	1,223	933

	$5,035	$2,855

9.

Long-term debt:

	2005	2004

Phyto-Source term loan	$291	$903
Phyto-Source line of credit	-	602
Phyto-Source capital lease obligations	443	579
Promissory note	-	66
Other	5	18
	739	2,168

Current portion	409	1,405

	$330	$763

In August 2003, Amegy Bank advanced loan proceeds to Phyto-Source under a US$3,000, three-year term loan at a fixed interest rate of 6%.  Amegy Bank also established a US$1,500 revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei USA (see note 6(a)).  As at December 31, 2005 a balance of US$500 (Company’s 50% joint venture interest – US$250, Cdn$291) remains outstanding on the Phyto-Source term loan with the Amegy Bank, all of which is classified as short term.  In addition, the balances drawn on revolving line of credit have been repaid during the year, and as at December 31, 2005, $nil is outstanding.  The line of credit bears interest at a floating rate of prime minus 0.5%, calculated daily, and unless extended, any balance drawn on the facility, is repayable in full on July 31, 2006.

In December 2003, the Company announced the expansion of the Phyto-Source joint venture manufacturing facility.  A portion of new equipment cost has been financed by the Amegy Bank by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei USA.  The 60-month lease term began in August 2004 at a fixed interest rate of 7.96%.  As at December 31, 2005, a balance of US$760 (Company’s 50% joint venture interest – US$380, Cdn$443) remains outstanding on the capital lease obligation, and US$194 (Company’s 50% joint venture interest – US$97, Cdn$113) is classified as short term and the balance, long-term.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2004, leaving 4,625,000 available to be issued.  Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and as of December 31, 2005, remain unconverted (see note 20(b)).

(b)

Contributed surplus relating to:

	2005	2004	2003

Surplus relating to stock compensation, warrants and options associated with common shares (note 10(c))	$ 5,681	$ 4,171	$ 1,567
Surplus relating to warrants associated with the Series B Convertible Preferred Shares (note 10(d))	1,873	―	―
Total contributed surplus	$ 7,554	$ 4,171	$ 1,567

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(c)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2002	21,550,050	$ 71,472	$ 414

Issued during the year for cash upon:
Private placement	3,238,634	6,604	―
Share issue costs	―	(545)	―
Exercise of stock options	583,000	730	―
Exercise of warrants	4,677	4	―
Exercise of special warrants	1,575,000	887	―
Exercise of broker’s warrants	150,000	97	―
Employee stock based compensation expense	―	―	1,090
Non-employee stock based compensation expense	―	―	369
Transfer from contributed surplus for options exercised:
Employee stock-options	―	265	(265)
Non-employee stock-options	―	41	(41)
Issuance of shares pursuant to licensing agreement	2,650	2	―
Balance, December 31, 2003	27,104,011	$ 79,557	$ 1,567

Issued during the year for cash upon:
Fair value of broker’s warrants	―	(495)	495
Exercise of stock options	731,625	1,330	―
Exercise of warrants for cash proceeds	69,912	143	―
Exercise of warrants on a cashless basis	605,497	235	(235)
Employee stock based compensation expense	―	―	1,953
Non-employee stock based compensation expense	―	―	885
Transfer from contributed surplus for options exercised:
Employee stock-options	―	404	(404)
Non-employee stock options	―	90	(90)
Conversion of Series A Preferred Shares	5,375,000	12,910	―
Issuance of shares pursuant to licensing agreement	22,350	49	―
Balance, December 31, 2004	33,908,395	$ 94,223	$ 4,171

Issued during the year for cash upon:
Exercise of stock options	214,200	301	―
Employee stock based compensation expense	―	―	1,767
Non-employee stock based compensation expense	―	―	9
Transfer from contributed surplus for options exercised:
Employee stock-options	―	252	(252)
Non-employee stock-options	―	14	(14)
Balance, December 31, 2005	34,122,595	$ 94,790	$ 5,681

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(d)

Series B Convertible Preferred Shares issued and allotted:

	Number of Preferred Shares	Liability Component (‘000’s Cdn$)	Equity Component (‘000’s Cdn$)	Contributed Surplus (‘000’s Cdn$)

Balance, January 1, 2005	―	$ ―	$ ―	$ ―

Issued for cash	6,000	2,267	3,011	1,744

Share issue costs	―	―	(343)	(200)
Broker warrants	―	―	(187)	(109)
Fair value of broker warrants	―	―	―	438
Accretion of interest	―	74	―	―
Balance, December 31, 2005	6,000	$ 2,341	$ 2,481	$ 1,873

In November 2005, the Company completed a Private Placement raising US$6,000 (Cdn$7,022, before financing costs of Cdn$801) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument is that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument is that of a financial liability.  For accounting purposes, these shares are considered to have both a debt and equity component.  The equity component of $2,481 is recorded in contributed surplus and relates to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants are allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2,341 is recorded as a liability.  The carrying value of the liability portion is being accreted to its retraction value of $4,064, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion is charged to the statement of operations as interest expense.  Of the total financing costs of $1,238, $839 was charged to shareholders equity and $399 was capitalized as capitalized financing fees in intangible and other assets and is amortized over a period from the date of issuance to its maturity date under the effective yield method and charged to the statement of operations as financing fees.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(e)

Other private placements:

On January 6, 2004, the Company raised US$10,750 (Cdn$13,747 before financing costs of Cdn$837) by way of a Private Placement, resulting in the issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13,747 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached (note 10(f)).  Each Series A Convertible Preferred Share was convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  On April 22, 2004, all 5,375,000 outstanding Series A Convertible Preferred Shares were converted by the Company for no additional consideration, into common shares on a 1-to-1 basis.

(f)

Share purchase warrants:

As part of a September 2003 Private Placement, approximately 1.2 million warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  As at December 31, 2005, 538,721 warrants were exercised on a cashless basis resulting in the issuance of 413,358 common shares and 47,600 warrants were exercised for cash proceeds of $119 resulting in the issuance of 47,600 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at December 31, 2005, 231,074 brokers’ warrants were exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers’ warrants were exercised for cash proceeds of  $3 resulting in the issuance of 1,000 common shares.  A balance of 614,543 warrants and 22,384 brokers’ warrants remain outstanding as at December 31, 2005 and expire on September 4, 2006.

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at December 31, 2005, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.  A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at December 31, 2005 and expire on January 6, 2007.

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at December 31, 2005 and expire on October 26, 2010.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(g)

Option Plan:

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.  At the Company’s 2004 Annual General Meeting on May 26, 2004, shareholders approved an amendment to the Company’s 2000 Stock Option Plan increasing the number of shares reserved under it to 6,000,000, including 1,453,375 common shares to replace common shares previously issued under the Plan.  Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors.  Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest on a semi-annual basis over a two-year period.  Options granted to directors vest as of the grant date.  The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years.  No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(h)

Outstanding Options:

Company's Stock Option Plan as at and changes for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	4,290,975	$ 2.45	3,647,100	$ 2.15	3,642,850	$ 3.19
Granted	1,421,500	2.35	2,725,000	3.22	1,469,100	1.75
Exercised	(214,200)	1.40	(731,625)	1.82	(583,000)	1.25
Forfeited	(605,567)	2.88	(1,349,500)	3.54	(881,850)	6.38
Outstanding, end of year	4,892,708	$ 2.42	4,290,975	$ 2.45	3,647,100	$ 2.15

Stock options outstanding as at December 31, 2005:

	Options outstanding			Options exercisable
Range of Exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number Exercisable at December 31, 2005	Weighted Average exercise price
$0.55 - $0.95	247,250	1.59	$ 0.82	247,250	$ 0.82
$1.20 - $2.20	1,725,875	3.73	1.93	909,375	1.76
$2.23 - $3.17	2,560,083	2.67	2.71	1,941,125	2.67
$3.45 - $3.69	319,500	1.96	3.65	270,250	3.64
$4.10 - $4.90	40,000	2.58	4.50	40,000	4.50

	4,892,708	2.94	$ 2.42	3,408,000	$ 2.39

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

10. Share capital (continued):

(i)

Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2005, 2004 and 2003 is summarized below:

	2005	2004	2003

Employee stock-based compensation expense	$1,767	$1,953	$1,090
Non-employee stock-based compensation expense	9	885	369

	$1,776	$2,838	$1,459

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Expected dividend yield	0%	0%	0%
Expected volatility	96%	112%	146%
Risk-free interest rate	3.5%	3.1%	3.0%
Expected lives	2 years	2 years	2-5 years

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Expected dividend yield	0%	0%	0%
Expected volatility	102%	105%	146%
Risk-free interest rate	3.7%	3.3%	3.0%
Expected lives	4 years	4 years	2-5 years

(j)

Shareholder rights plan:

The Company has adopted a shareholder rights plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held.  If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan.  Each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

11.

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

The Company is obligated to pay $65 per annum for 25 years beginning March 1, 2008.  As the tenure allowance has not been fully funded, the interest accretion expense on the allowance for the year ended December 31, 2005 is $164 (2004 – $31).  The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

(b)

Research agreements:

As at December 31, 2005, the Company had unrecorded future funding commitments under various research agreements totaling $2,642 (2004 – $1,130).  These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

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

(d)

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

12.

Loss per share:

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 34,057,703 (2004 – 31,945,477, 2003 – 24,449,696).

13.  Net change in non-cash operating items:

	2005	2004	2003

Accounts receivable	$ 1,863	$ (1,446)	$ 759
Inventories	(2,639)	(200)	443
Prepaid expenses and deposits	(2,579)	134	211
Accounts payable and accrued liabilities	2,180	522	(2,634)
Deferred revenues	(193)	193	442
	-	-	(3,155)
Increase (decrease) in tenure allowance	122	(11)	114
Other	301	(32)	―

	$ (945)	$ (840)	$ (3,820)

14.

Supplementary information:

	2005	2004	2003

Supplementary cash flow information:
Interest paid	$ 90	$ 147	$ 257
Income taxes paid/(recovered)	1,180	27	(3)
Non-cash financing and investing activities:
Conversion of preferred shares to common shares	―	12,415	―
Acquisition of assets under capital lease	―	630	―
Fair value assigned to brokers’ warrants	438	495	―
Transfer from contributed surplus for brokers’ warrants exercised	―	235	―
Transfer from contributed surplus for options exercised	266	494	―

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

15.

Related party transactions:

During the years ended December 31, 2005, 2004 and 2003, the Company paid or accrued to companies controlled by directors or officers:

	2005	2004	2003

Legal fees and share issue costs	$ 246	$ 141	$ 31
Consulting	6	719	198
	$ 252	$ 860	$ 229

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses and in intangible and other assets.

16.

Concentration of sales and segmented disclosure:

For the year ended December 31, 2005, a majority of the Company’s revenue was generated from three customers (year ended December 31, 2004 – three customers).  Customer A accounted for 40% (2004 – 42%), Customer B accounted for 30% (2004 – 21%) and Customer C accounted for 16% (2004 – 14%) of revenue.  97% of sales are recorded in the USA and the balance in Europe.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

Except for the investment in PhytoSource joint venture as of December 31, 2005, 2004 and 2003, all of the Company’s long-lived assets are located in Canada.

17.

Income taxes:

(a)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense using a 34.85% (2004 – 35.6%, 2003 – 37.75%) statutory rate is:

	2005	2004	2003

Income tax (recovery) at statutory rates	$ (3,608)	$ (2,532)	$ (812)
Expenses not deductible for tax purposes	789	1,212	906
Change in valuation allowance	4,522	2,454	779
Unrecognized benefit of share issue costs	(152)	(254)	(284)
Tax rate differences	737	(46)	(201)
Non-taxable portion of capital gain	―	―	(445)
Other	166	67	57

Income tax expense	$ 2,454	$ 901	$ ―

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

17. Income taxes (continued):

(b)

The tax effects of temporary differences that give rise to significant components of the future income tax assets and liabilities are presented below:

	2005	2004
Future tax assets:

Non-capital loss carry-forwards	$12,134	$8,174
Research and development expenditures deferred for income tax purposes	11,752	11,686
Excess of property, plant and equipment and intangible asset values over tax values	768	748
Share issue costs	328	355
Other	226	272
Total gross future tax assets	25,208	21,235

Valuation allowance	(25,208)	(20,686)

Total future tax assets	$-	$549

Future tax liabilities:

Deficiency of property, plant and equipment and intangible asset values over tax values	(851)	(549)

Net future tax liabilities	$(851)	$-

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2005, the Company has scientific research and experimental development expenditures in the amount of $35,476 (2004 – $34,286) available for carry-forward indefinitely to reduce future Canadian taxable income.  The Company also has approximately $7,754 (2004 – $7,407) of unclaimed investment tax credits available to reduce future Canadian income taxes otherwise payable.  The Company also has non-capital losses in the amount of $35,607 (2004 – $23,025) available to offset future Canadian taxable income.  The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment tax credits	Non-capital losses

2006	$ 34	$ 2,172
2007	130	149
2008	265	10,148
2009	990	3,134
2010	1,872	1,522
2011	2,627	7,247
2012	425	11,235
2013	350	―
2014	503	―
2015	558	―
	$ 7,754	$ 35,607

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

17. Income taxes (continued):

(b)

The tax effects of temporary differences (continued):

The future tax benefits of these expenditures and non-capital losses have been offset by a valuation allowance.  The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year they are used.

Realization of the certain future income tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future income tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future income tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

18. Lease commitments:

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2006	$385
2007	358
2008	316
2009	283
2010	277
2011 and thereafter	5

$1,624

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19.

United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States (“United States GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.  Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)

Stock-based compensation:

Under United States GAAP, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.  As such, compensation expense under the Company’s stock option plan is recorded on the date of grant only if the market value of the underlying stock at the date of grant exceeds the exercise price.  No compensation expense was required to be recognized under United States GAAP for employees.  There is no significant difference between United States GAAP and Canadian GAAP for awards provided to non-employees.

(b)

Joint ventures:

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to the proportionate consolidation method.  However, reconciliation of this difference may and has been omitted in accordance with SEC rules and regulations.

The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition.

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in its joint venture, in Phyto-Source, are disclosed in note 6(a).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(c)

Convertible preferred shares:

Under U.S. GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the fair value of warrants issued and the intrinsic value of beneficial conversion feature.  The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period and is charged to the statement of operations.

Under Canadian GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the warrants issued and the conversion feature based on the fair values.  The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period.  On the date of conversion of debt to equity, the carrying value of debt is reclassified to equity with no additional interest accretion.

(d)

Share issuance costs:

Under U.S. GAAP, share issuance costs pertaining to the beneficial conversion feature are recorded as deferred financing costs and are amortized over the maturity period.  Under Canadian GAAP, the share issuance costs pertaining to the beneficial conversion feature are charged to equity.

(e)

Impact of differences:

(i)

Consolidated statement of operations and deficit:

	2005	2004	2003

Net loss in accordance with Canadian GAAP	$(12,806)	$(8,014)	$(2,150)
Difference in employee stock based compensation (note (a))	1,767	1,953	1,090
Difference in interest accretion and amortization of capitalized financing fee (notes (c) and (d))	(23)	-	-

Net loss and comprehensive loss in accordance with United States GAAP	(11,062)	(6,061)	(1,060)
Deficit, beginning of year, United States GAAP	(64,291)	(58,230)	(57,170)

Deficit, end of year, United States GAAP	$(75,353)	$(64,291)	$(58,230)

Weighted average number of shares outstanding	34,057,703	31,945,477	24,449,969

Basic and diluted loss per share	$(0.32)	$(0.19)	$(0.04)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(ii)

Consolidated balance sheet:

	2005		2004
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$ 18,274	$ 18,274	$ 19,677	$ 19,677
Capital assets	12,356	12,356	12,989	12,989

Intangible and other assets	5,345	5,855	5,923	5,923

Current and Long-term liabilities	7,552	7,552	6,132	6,132
Liability component of Preferred Shares	2,341	2,268	-	-

Shareholders’ equity:
Common Shares	94,790	93,827	94,223	93,512
Contributed Surplus	7,554	5,710	4,171	3,236
Equity component of Preferred Shares	2,481	2,481	-
Deficit	(78,743)	(75,353)	(65,937)	(64,291)

(f)

Pro forma stock compensation disclosures:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations (APB 25), in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the years ended December 31, 2005, 2004 and 2003 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003

Expected dividend yield	0%	0%	0%
Expected stock price volatility	96%	112%	146%
Risk-free interest rate	3.5%	3.1%	3.0%
Term of options	2 years	2 years	2-5 years

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(f)

Pro forma stock compensation disclosures (continued):

The weighted average fair value of the options granted in the year ended December 31, 2005 was $1.20 (December 31, 2004 – $1.72; December 31, 2003 – $1.52).  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net loss and loss per share under United States GAAP would have been as follows:

	2005	2004	2003

Net loss in accordance with United States GAAP, as reported	$(11,062)	$(6,061)	$(1,060)
Add: Employee stock-based compensation expense/ (recovery), as reported	-	-	-
Deduct: Employee stock-based compensation expense determined under the fair value method	(1,767)	(1,953)	(1,138)

Pro forma net loss	$(12,829)	$(8,014)	$(2,198)

Pro forma – basic and net loss per share	$(0.38)	$(0.25)	$(0.09)

(g)

Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)

Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(ii)

Intangible assets:

The following table summarizes the estimated future amortization expenses as of December 31, 2005:

Year ending December 31
2006	$691
2007	691
2008	691
2009	691
2010	691
Thereafter	61

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(g)

 Other disclosures (continued):

(iii)

Other disclosure items:

	December 21, 2005	December 21, 2004	December 21, 2003

Depreciation	$1,109	$975	$825
Amortization	691	660	1,219

Operating lease expense	352	298	432

(iv)

Allowance for doubtful accounts:

The Company does not have any allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003.

(h)

Recent accounting pronouncements:

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”, which required that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials be recognized as current-period charges and required that allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities.  This statement is effective for inventory costs incurred in the fiscal years beginning after June 15, 2005.  FAS 151 is not expected to impact the Company’s consolidated financial statements.

In December 2004, the FASB issued FAS No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment”, which is a revision of FAS 123, “Accounting for Stock-Based Compensation”.  FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition.  Liability classified awards are remeasured to fair value at each balance sheet date until the award is settled. FAS 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations and amends FAS No. 95 “Statement of Cash Flows”.  FAS 123R is scheduled to be effective beginning fiscal 2006 for the Company.  On August 31, 2005, the FASB issued FSP FAS 123R-1 to defer the requirement that a freestanding financial instrument originally subject to FAS 123R becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity.  On October 18, 2005, the FASB issued FSP FAS 123R-2 to provide further guidance on the application of grant date as defined in FAS 123R.  The Company is currently assessing the impact of FAS 123R and related FSPs on its consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

19. United States generally accepted accounting principles (continued):

(h)

Recent accounting pronouncements (continued):

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, “ Exchanges of Non-monetary Assets – an Amendment of APB Opinion No. 29” (“SFAS No. 153”), that amends APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB No. 29”).  The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.”  Previously, APB No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued Financial Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset retirement Obligations – an interpretation of FASB Statement No.143” to require recognition of a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated.  The Interpretation provides guidance on whether the fair value is reasonably estimable.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  The Company is currently assessing the impact of FIN 47 on its consolidated financial statements.

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FAS Statement No. 3”.  FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or “retrospective application”.  Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change.  FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate.  The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect FAS 154 to have a material impact on the Company’s consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

20.

Subsequent events:

(a)

Sale of interest in joint venture:

Subsequent to the year end, the Company received a formal offer and sold to Chusei Oil Co., Ltd. its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source, for US$25,000 (approximately Cdn$28,700).  As part of the transaction, Forbes has agreed not to compete with Phyto-Source in the manufacturing of wood sterols for 5 years.  Concurrently with the sale of its interest in Phyto-Source, Forbes was repaid the remaining US$1,000 of its original US$4,000 loan, and all guarantees provided by Forbes USA to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease were discharged.

At December 31, 2005, discussions regarding the above noted transactions were underway, though no agreement was reached and Board approval was not obtained until February 2006.

Condensed balance sheets and statements of operations and cash flow, as at December 31, 2005, of the Phyto-Source joint venture, representing the assets (with the exception of capitalized Technology with a net book value of $ 1,788 being retained by the Company), liabilities and operations being disposed of, are included in note 6(a).

(b)

Series B Convertible Preferred Share conversions:

Subsequent to December 31, 2005, certain Series B Convertible Preferred Share holders exercised their conversion rights and 5,450 Series B Convertible Preferred Shares have been converted resulting in the issue of 3,303,030 common shares. The remaining outstanding balances of 550 Series B Convertible Preferred Shares are convertible at any time, without further consideration, into 333,333 common shares.

3.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2005

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with our audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Phyto-Venture, LLC and Phyto-Source LP, or any one of them as the context requires.

OVERVIEW

FORBES MEDI-TECH, INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.  Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

It is well recognized that an elevated level of low density lipoprotein-cholesterol (LDL-C) is an independent risk factor for cardiovascular disease, including coronary heart disease, and that the reduction of LDL-C or "bad" cholesterol, can significantly reduce one of the major risks for these diseases.  The two major approaches to lowering LDL-C are therapeutic lifestyle changes (TLC) and drug therapy.  We have developed products for both these approaches, thus targeting a full range of healthcare professionals dealing with cardiovascular disease. Specifically, we are developing our pharmaceutical candidate, FM-VP4, as a cholesterol-lowering drug therapy, either alone or in combination with a statin.  In addition, we have developed Reducol™ and other value-added sterols as cholesterol-lowering food and dietary supplement ingredients or "nutraceuticals", which we believe are continuing to gain popularity as part of the lifestyle changes approach to lowering of LDL-C.

Pharmaceuticals – Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which completed a Phase II clinical trial in Europe in 2004. FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

Taking into account the results of the European trial, we have recently commenced a U.S. Phase II clinical study of FM-VP4 involving an expanded number of participants, a longer trial duration and a more focused dosage range.  Fifteen U.S. sites have been selected and are identifying eligible subjects and dosing the patients per the protocol.  The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on LDL-C.  The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

The multicenter U.S. Phase II trial with 150 male and female mild to moderate hypercholesterolemic subjects is randomized, double-blind and placebo-controlled. Subjects will be eligible if they have a LDL-C of 130-210 mg/dL and a triglyceride (TG) of <300 mg/dL.  After the run-in period, patients fulfilling the inclusion criteria will be randomized for the double-blind period. Randomization will be equal across three groups with approximately 50 subjects in each group.

In addition to the effects on LDL-C, the effects of FM-VP4 on total cholesterol (TC), high density lipoprotein-cholesterol (HDL-C), HDL: LDL ratio, TG, and C-reactive protein (CRP) will be evaluated in this trial.  The safety and tolerability of FM-VP4 will be assessed by physical examinations, laboratory measurements and the evaluation of any adverse events.

Research and preclinical work continues to progress on our FM-VPx Library of Compounds, a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.

Life Style Changes Approach-Nutraceuticals – An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of food products known as nutraceuticals. This category includes functional foods, which are conventional food containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. A second niche within the nutraceuticals category is dietary supplements, healthful products derived from natural food sources and delivered in a medicinal form.

To address these market opportunities, we have developed Reducol™ as a branded, non-Genetically Modified Organism (“non-GMO”), clinically proven ingredient that helps lower LDL-C safely and naturally. It is a unique blend of naturally occurring compounds found in plants known as phytosterols. A proven solution for cholesterol management, Reducol™ can be added to foods or dietary supplements.  We are also developing other value-added sterol products.

In 2001, we originally co-founded Phyto-Source LP, a 50-50 manufacturing joint venture, with Chusei (U.S.A.) Inc. (“Chusei”) to create a supply source for Reducol™.  In doing so, we jointly established the world’s largest non-GMO wood sterol manufacturing facility for an initial cash contribution of US$8.1 million.  In addition to producing Reducol™ for our account, the Phyto-Source joint venture also produced Phyto-S-Sterols for sale to multiple customers.

Since we co-founded Phyto-Source LP, alternative supply sources for sterols have developed, and in March 2006, we sold our interest in Phyto-Source LP for US$25 million to Chusei Oil Co. Ltd., the parent company of Chusei.  (See also “Subsequent Events” below.)

Following the sale, Phyto-Source is continuing to manufacture Reducol™ solely for our account, and to manufacture and sell Phyto-S-Sterols to multiple customers, including to us as a base ingredient for our other value-added sterols.  In connection with the sale transaction, we entered into a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.

In December 2005, we announced the launch of Reducol™-containing products in the United Kingdom by Tesco Stores Ltd (“Tesco”), the UK’s largest retailer.  Since the announcement, Tesco has begun selling a margarine spread, yogurt, yogurt drink and milk drink incorporating Reducol™ marketed under the Tesco private label brand.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.  Sterols are still under regulatory review in Australia and New Zealand.

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

2005 Milestones and Outlook

Pharmaceuticals

In June 2005, we announced the completion of the 90 day preclinical toxicity study for our cholesterol reducing drug candidate, FM-VP4.

In August 2005, we announced that we had submitted an Investigational New Drug (“IND”) application with the FDA to initiate a U.S. Phase II clinical trial for our cholesterol-lowering drug, FM-VP4.  The application provided the FDA with clinical and preclinical safety and manufacturing data in support of clinical evaluation of FM-VP4 in humans.

In October 2005, we announced that the FDA had informed us that we could proceed with our Phase II clinical trial of our cholesterol-lowering drug, FM-VP4, as set forth in the IND, and in November 2005, we initiated the trial.

In December 2005, we announced that we had started dosing subjects in a U.S. Phase II trial for our cholesterol-lowering drug, FM-VP4.

Nutraceuticals

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

In May 2005, we announced that the Kesko Group of Finland had launched a range of yoghurts incorporating Reducol™.

In December 2005, we announced that our cholesterol-lowering ingredient, Reducol™ has been launched in the UK.  The initial products carrying Reducol™ are to be sold through the UK's largest retailer, Tesco, under their own private label.

Private Placement Financing

In October 2005, the Board of Directors approved a resolution designating 6,000 of our 50,000,000 authorized preferred shares with no par value as Series B Convertible Preferred Shares.

On October 26, 2005, we announced the completion of a US$6.0 million private placement (Cdn$7.0 million, before financing costs of $0.8 million), based on then current exchange rates) resulting in the issuance of Series B Convertible Preferred Shares with 1,818,182 warrants attached. The Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time we have the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.  Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  We also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.

Revenue Outlook

The majority of our fiscal 2005 revenue was attributable to our share of revenue realized by Phyto-Source, LP, our former 50-50 manufacturing joint venture. With the recent sale of our interest in Phyto-Source, LP, our 2006 revenue guidance reflects this change in ownership and the discontinuance of non-branded sterol sales.

We are forecasting growth in Reducol™ sales and other value added products for 2006 with anticipated revenue of $6.0 – $6.5 million, compared to the approximate $3.9 million in 2005, up to a 67% increase. Including anticipated licensing and interest income, the total revenue guidance for 2006 is $7 – $7.5 million. The anticipated growth in revenue is primarily based on contracted and forecasted amounts for Reducol™ for sale into the functional food and dietary supplement markets.

SUBSEQUENT EVENTS

Since the end of the last financial year, we have announced the launch of Reducol™-containing products in the United Kingdom by Tesco, the UK’s largest retailer. Since the announcement, Tesco has begun selling a margarine spread, yogurt, yogurt drink and milk drink incorporating Reducol™ marketed under the Tesco private label brand.

In February 2006, we announced that we had extended our supply and licensing contract with Pharmavite LLC, until mid 2007, for the continued sale of Reducol™, for inclusion in one of Pharmavite's leading dietary supplements, Nature Made®  CholestOff®.

In March 2006, we sold our interest in Phyto-Source LP, our 50-50 sterol manufacturing joint venture, for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei (U.S.A.) Inc.  In connection with the sale, we signed a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year. As part of the sale transaction, Phyto-Source paid us the outstanding US$1 million of our original US$4 million loan, and all guarantees provided by Forbes USA to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease have been discharged. We have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years.  We expect U.S. income taxes to be payable in connection with the sale of our interest in Phyto-Source. See also “Lifestyle Changes Approach – Nutraceuticals” above.

The following table summarizes the results of operations and selected financial information for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 for results relating to our proportionate share of Phyto-Source LP operations and related tax impact, as reported in the accounts of Forbes Medi-Tech (USA) Inc., on the reported income.

Summary: (millions of $ except per share values)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Revenues	$ 16.5	$ 14.6	$ 10.5
Cost of goods sold and operating expenses	(10.0)	(8.8)	(7.1)
Amortization and depreciation	(1.6)	(1.5)	(1.9)
Income taxes	(2.4)	(0.9)	–
Net earnings	$ 2.5	$ 3.4	$ 1.5

ASSETS:
Current assets	$ 4.4	$ 4.4	$ 2.3
Property plant and equipment	11.8	12.5	11.5
Intangibles and other assets	3.7	4.4	5.1
Total assets	$ 19.9	$ 21.3	$ 18.9

LIABILITIES:
Current liabilities	$ 2.5	$ 1.1	$ 1.3
Term loan and line of credit	0.3	1.5	1.6
Capital lease obligations	0.4	0.6	–
Total liabilities	$ 3.2	$ 3.2	$ 2.9

BASIS OF PRESENTATION

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and our 50% joint venture interests in Phyto-Venture LLC (“Phyto-Venture”) and Phyto-Source LP (“Phyto-Source”).  We account for our interests in Phyto-Venture and Phyto-Source using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.  During 2005, Forbes Medi-Tech Capital Inc., an inactive subsidiary, was wound up.

RESULTS OF OPERATIONS

Selected Annual Information

The following table summarizes our results of operations and selected financial information for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.

Summary: (millions of $ except per share values and number of shares)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Revenues	$ 21.0	$ 17.6	$ 14.3
Expenses	(31.4)	(24.7)	(18.6)
Other income	–	–	2.2
Income taxes	(2.4)	(0.9)	–
Net loss	($ 12.8)	($ 8.0)	($ 2.1)

Net loss per common share	($0.38)	($0.25)	($0.09)
Weighted average number of shares	34,057,703	31,945,477	24,449,696

Total assets	$ 36.0	$ 38.6	$ 28.4
Total long-term liabilities	$2.1	$1.5	$2.0
Liability component of preferred shares	$ 2.3	–	–

Accumulated deficit	($ 78.7)	($ 65.9)	($ 57.9)

To date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception. We expect to continue incurring operational losses until the earnings from commercialization of one or more of our products exceed the costs of research and development, administration and other expenses.

REVENUES

Summary: (millions of $ except per share values)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Phytosterol sales	$ 20.3	$ 17.0	$ 13.9
Licensing	0.2	0.2	0.2
Phytosterol revenues	20.5	17.2	14.1
Interest and other	0.5	0.4	0.2
Total revenues	$ 21.0	$ 17.6	$ 14.3

Fiscal 2005 compared to Fiscal 2004

Total revenues, including interest income, for the fiscal year ended December 31, 2005 were $21.0 million compared with $17.6 million for the fiscal year ended December 31, 2004, an increase of 19%.  This increase was due to increases in both sales of Reducol™ by Forbes and sales by Phyto-Source of Phyto-S-Sterols.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2005 totaled $20.5 million compared with $17.2 million for the year ended December 31, 2004.  Licensing revenues are a result of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Phytosterol sales for fiscal 2005 were $20.3 million compared with $17.0 million for fiscal 2004.  In the year ended December 31, 2005, the bulk of our revenues were earned from sales to three main customers.

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

Phytosterol sales for fiscal 2004 were $17.0 million compared with $13.9 million for fiscal 2003.  In the year ended December 31, 2004, the bulk of our revenues were earned from sales to three main customers. (2003 - two customers)

OPERATING EXPENSES

Summary: (millions of $ except per share values)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Cost of sales, marketing & product development	$ 11.8	$ 9.4	$ 8.2
Research and development	10.3	4.7	2.1
General and administrative	5.7	6.2	4.9
Stock-based compensation	1.8	2.8	1.5
Depreciation/amortization	1.8	1.6	2.0
Total operating expenses	$ 31.4	$ 24.7	$ 18.7

Cost of sales, marketing and product development (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2005 totaled $11.8 million on phytosterol revenues of $20.5 million, or 57% of phytosterol revenues, for the year ended December 31, 2004 - $9.4 million on phytosterol revenues of $17.2 million or 55% of phytosterol revenues and for the year ended December 31, 2003 - $8.2 million on phytosterol revenues of $14.1 million or 58% of phytosterol revenues.  The increase from fiscal 2004 to fiscal 2005 in the Cost of Sales as a percentage of revenue is primarily attributable to increases in product development expenses.  The decrease in Cost of Sales as a percentage of phytosterol revenue from fiscal 2003 to fiscal 2004 resulted primarily from improvements in production efficiencies at Phyto-Source.

Cost of Sales as a percentage of phytosterol revenue has historically varied due to a number of factors, including changes in production efficiencies, phytosterol product mix and marketing and product development efforts.  With the sale of our interest in Phyto-Source in March 2006, production efficiencies will no longer have a direct impact on cost of sales, however, an added factor impacting such costs in 2006 and beyond will be pricing of sterol supplies purchased from Phyto-Source and other suppliers.

In 2004, the capacity at the Phyto-Source joint venture manufacturing facility underwent expansion from 1,000 mt to 1,500 mt in annual production of phytosterol products for commercial sale.

Research and development   Our research and development (“R&D”) expenses for the year ended December 31, 2005, totaled $10.3 million compared with $4.7 million for the year ended December 31, 2004 and $2.1 million for the year ended December 31, 2003.

The increase in R&D expenditures in fiscal 2005 over 2004 is mainly due to the Phase II clinical work on FM-VP4, including the 90 day toxicity study as well as the commencement of our U.S. Phase II clinical trial.

The increase in R&D expenditures in fiscal 2004 over 2003 was mainly a result of our decision to focus our core R&D on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  A major part of R&D expenditures in 2004 was in the area of pre-clinical and clinical development, including the European Phase II trial of FM-VP4.  Also contributing to the increase in expenditures were increased fees for consulting work pertaining to planning the U.S. Phase II trial.

For the year ended December 31, 2005, $7.4 million (2004 - $2.9 million, 2003 - $1.2 million) of R&D costs were incurred on the FM-VP4 project.  R&D expenditures on continuing the development of our Library of Compounds were $0.8 million in fiscal 2005 (2004 - $0.3 million, 2003 - $0.2 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.7 million in the year ended December 31, 2005 (2004 - $0.5 million, 2003- $0.3 million).

Patent and regulatory related costs were $1.3 million in fiscal 2005 (2004 - $0.9 million, 2003 - $0.8 million). The increase in 2005 was related to work in the nutraceutical area in connection with the launch by Tesco of products containing Reducol™.

Included as a reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec.

R&D expenditures are expected to continue to increase in 2006 as our U.S. Phase II clinical trial of FM-VP4 continues, our Library of Compounds is further explored, and we continue to develop additional product formulations for Reducol™ and other value-added sterols.  Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

The sale of our interest in Phyto-Source in March 2006 will not have any direct effect on our future R&D expenditures.

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2005 totaled $5.7 million, compared with $6.2 million in fiscal year 2004 and with $4.9 million in fiscal year 2003.  By type of costs incurred, G&A for 2005 consists of professional services - $1.4 million (2004 - $2.1 million, 2003 - $1.3 million), salaries and benefits - $1.7 million (2004 - $1.2 million, 2003 - $1.1 million); travel - $0.4 million (2004 - $0.3 million, 2003 - $0.2 million); occupancy costs - $0.2 million (2004 - $0.2 million, 2003 - $0.2 million); and operations - $1.8 million (2004 - $2.0 million, 2003 - $1.6 million).  In addition, for the year ended December 31, 2005, we recorded a foreign exchange loss of $0.2 million (2004 - $0.4 million, 2003 - $0.4 million).

Related party transactions Included in fiscal 2004 professional services are payments for the termination of a consulting contract resulting in an early payout of $630 thousand, as per the terms of the contract. The contract was with a company controlled by Tazdin Esmail, a former director, pursuant to which the Company paid consulting fees of $75 thousand, in the period ending May 26, 2004, the date of Mr. Esmail’s resignation as a director ($192 thousand for the year ended December 31, 2003). Included in professional services for the year ended December 31, 2005 were payments for legal services of $246 thousand, made to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (May 26, 2004 [date of appointment] to December 31, 2004 - $129 thousand). In the year ended December 31, 2004, the Company paid $12 thousand to Catalyst Corporate Finance Lawyers, a law firm of which Jim Heppell, the former Corporate Secretary of the Company, is a partner ($24 thousand for the year ended December 31, 2003).  Also in the year ended December 31, 2005, the Company paid to Nitin Kaushal, a director of the Company, $6 thousand ($14 thousand for the year ended December 31, 2004) ($6 thousand for the year ended December 31, 2003), in consulting fees for accounting-related services. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Stock-based compensation Stock-based compensation expense totaled $1.8 million for the year ended December 31, 2005 compared with $2.8 million for 2004 and with $1.5 million for 2003.  Of the $1.8 million of stock-based compensation expense, $1.8 million (2004 - $1.9 million, 2003 - $1.0 million) relates to employee and an insignificant amount (2004 - $0.9 million, 2003 - $0.5 million) to non-employee option grants. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Depreciation and amortization (“Amortization”)  Amortization expense relates primarily to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture. Amortization for the year ended December 31, 2005 totaled $1.8 million compared with $1.6 million for 2004 and with $2.0 million for 2003.  The increase in amortization relates mainly to the full year of Amortization on the Phyto-Source assets acquired in 2004 for the plant expansion.  For the year ended December 31, 2005, of the total $1.8 million (2004 - $1.6 million) of Amortization, $1.1million (2004 - $1.0 million, 2003 - $0.8 million) pertains to depreciation of assets and $0.7 million (2004 - $0.6 million, 2003 - $1.2 million) pertains to amortization of our technology licenses.  Our technology is being amortized over ten years. (see “Subsequent Events” above.)

As part of its contribution to the Phyto-Source joint venture, Chusei assigned to Phyto-Source a supply agreement with a certain customer.  Our proportionate share in the amount of $1.53 million was fully amortized by December 31, 2003.

INCOME TAXES

The income tax expense of $2.4 million recorded for the year ended December 31, 2005 (2004 - $0.9 million, 2003 - $nil) relates to estimated current and future income taxes on the operating income earned from our United States Phyto-Source joint venture operations. The current year expense consists of current income tax expense of $1.6 million and $0.8 million of future income tax expense. In 2004, the expense related to current income tax expense. No benefit has been recorded for operating losses and temporary differences arising in the current period or prior year by our Canadian operations since the utilization of these amounts is not considered to be more likely than not.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$3.6	$6.0	$6.7	$4.7	$5.7	$5.4	$3.2	$3.3
Net loss	($4.2)	($2.9)	($3.2)	($2.5)	($2.2)	($1.7)	($2.4)	($1.7)
Net loss per share, basic and fully diluted	($0.13)	($0.09)	($0.09)	($0.07)	($0.06)	($0.05)	($0.08)	($0.06)

Revenues over the most recent eight quarters include primarily the revenues from sales of the Company’s nutraceutical products, Reducol™ and Phyto-S-Sterols.

Net loss over the most recent eight quarters has been affected largely by the following significant events.

Q2/2004 – As stated under “General and Administrative” above, included in general and administrative expenses for this quarter was a payment of $630 thousand in respect of the termination of a consulting contract.

R&D expenditures have been on the increase as we continue to develop FM-VP4, and explore new drug candidates within the VPx Library of Compounds.  For the eight quarters outlined above, the R&D expenditures included are as follows: Q1/2004 - $0.9 million; Q2/2004 - $0.8 million, Q3/2004 - $1.3 million, Q4/2004 - $1.7 million, Q1/2005 - $2.0 million, Q2/2005 - $3.3 million, Q3/2005 - $2.4 million, Q4/2005 - $2.5 million.

Included in net loss are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows; Q1/2004 - $1.0 million; Q2/2004 - $1.2 million, Q3/2004 - $0.6 million, Q4/2004 - $0.0 million, Q1/2005 - $0.5 million Q2/2005 - $0.6 million, Q3/2005 - $0.3 million, Q4/2005 - $0.4 million.  The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Income tax expense relates to estimated current and future income tax expense on the net operating income earned from our United States Phyto-Source joint venture operations.  The following income tax expenses are included as follow Q3/2004 - $0.3 million, Q4/2004 - $0.6 million, Q1/2005 - $0.5 million, Q2/2005- $0.7 million, Q3/2005 - $0.3 million, Q4/2005 - $0.9 million.

Loan commitments, capital lease and guarantees

In January 2001, we entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei to form Phyto-Source, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under the Agreements, we contributed, through Forbes USA, US$7.1 million towards the construction of a phytosterol manufacturing facility and US$1.0 million towards working capital.  In addition, we loaned Phyto-Source US$4.0 million for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3.5 million.

In August 2003, we were repaid US$3.0 million of our original US $4.0 million loan to Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  In February 2006, the balance of US$1.0 million was repaid.  The Amegy Bank has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed at the time by Phyto-Source's joint venture partners, Forbes USA and Chusei.  The guarantee of Forbes USA has since been released in connection with the sale of our interest in Phyto-Source (See “Subsequent Events”, above).

In December 2003, we announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes.  A portion of new equipment cost was financed by the Amegy Bank by way of a capital equipment lease, which was guaranteed by the joint venture partners, Forbes USA and Chusei.  The 60-month lease term began in the third quarter of 2004 at a fixed interest rate of 7.96%.  As at December 31, 2005, a balance of US$0.8 million (our 50% joint venture interest – US$0.4 million, Cdn$0.47 million) remained outstanding on the capital lease obligation, US$0.2 million (our 50% joint venture interest – US$0.1 million, Cdn$0.12 million) of which is classified as short term and the balance, long-term.

As at December 31, 2005, a balance of US$0.5 million (our 50% joint venture interest – US$0.25 million, Cdn$0.29 million) remained outstanding on the Phyto-Source term loan with the Amegy Bank.  At December 31, 2005, no funds were outstanding under the revolving line of credit.  The line of credit bears interest at a floating rate of prime less 0.5% calculated daily, and unless extended, any balance outstanding is repayable in full on July 31, 2006.

Subsequent to December 31, 2005, we sold our interest in the Phyto-Source joint venture.  From and after the closing date of the sale in March, 2006, we will no longer have any interest in any Phyto-Source obligations, including the Amegy Bank and capital lease obligations referred to above.  As at the closing date, our guarantees of such obligations were released and our agreement to subordinate amounts owing to us by Phyto-Source was terminated (See “Subsequent Events”, above).

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (2005, 2004 and 2003) and, to a lesser extent, license revenues and government grants.

Our net cash and short-term investments as of December 31, 2005 totaled $10.5 million, compared with $15.2 million as at December 31, 2004.  We had working capital of $12.8 million at December 31, 2005 (2004 – working capital $15.1 million).  The decrease in cash and working capital in 2005 was mainly due to increased R&D expenditures offset by the proceeds of a US$6.0 million (Cdn $ 7.0) million financing.

Cash used in operating activities was $9.4 million in fiscal 2005, compared to $4.5 million in fiscal 2004 and $4.7 million in fiscal 2003.  Net changes in non-cash operating items used cash of $0.9 million in 2005 compared with $0.8 million of cash used in the year 2004 and with $3.8 million of cash used in the year 2003.  Net cash used in operations for 2005 was primarily a result of the net loss adjusted for non-cash expenses and increases in non-cash operating assets and decreases in non-cash liabilities.  Inventories, a non-cash asset, have increased in anticipation of future product launches of functional foods containing Reducol™.  Prepaid expenditures and deposits have increased due to the U.S. Phase II clinical trial of FM-VP4 and the amount recognized as a prepayment of profit attributable to the proportionate accounting treatment of the inventory purchased from the joint venture.  This amount of $1.5 million will be recognized for accounting purposes when the inventories are sold, or upon completion of the sale of our interest in the Phyto-Source joint venture.  Accounts receivable balances at December 31, 2005 decreased over the December 31, 2004 balances as a result of lower sales in November and December 2005 compared to the corresponding months in the prior year.

Investing activities generated net cash of $5.6 million in 2005, used net cash of $4.9 million in 2004 compared with net cash provided of $1.9 million in 2003.  Cash provided in 2005, resulted primarily from $6.0 million transferred from short-term investments offset by expenditures of $0.6 million, which was used in the acquisition of capital assets, primarily at the Phyto-Source manufacturing facility.  Cash used in 2004 was primarily used in the acquisition of capital assets at the Phyto-Source manufacturing facility and the acquisition of short-term-investments, offset by the final receipt of proceeds from the divestiture of the AD/ADD technology.  Cash provided in 2003 related mainly to the partial loan re-payment from Phyto-Source and the initial proceeds from the divestiture of the AD/ADD technology.  This cash influx was offset by the acquisition of short-term investments and the acquisition of capital assets at the Phyto-Source plant.  In August 2003, Phyto-Source repaid US$3.0 million of the original US$4.0 million loan made to the joint venture in 2001.

At December 31, 2005, Phyto-Source owed Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA had agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.  As a condition of the sale of our interest in the Phyto-Source joint venture, the US$1.0 million was repaid to us in February 2006 (See “Subsequent Events”, above).

In fiscal 2005, financing activities provided $5.1 million of cash compared with $14.1 million in 2004 and $6.9 million in 2003.  In November 2005, we completed a private placement, which contributed US$6.0 million (Cdn$7.0 million, before $0.8 million of share issue costs).  Funds used in financing activities were primarily used for repayment of loans and capital leases by Phyto-Source. In fiscal 2004, financing activities consisted primarily of a private placement financing completed in January of 2004 in the amount of US$10.7 million (Cdn$12.9 million, net).  In fiscal 2003, financing activities included a private placement financing completed in September of 2003 in the amount of US$4.8 million (Cdn$6.6 million, net) and Phyto-Source securing a US$3.0 million loan (our 50% joint venture interest – US$1.5 million, Cdn$2.0 million) with the Amegy Bank.

After taking into consideration the proceeds of sale of our interest in Phyto-Source in March, 2006, our planned research and development expenditures in both the pharmaceutical and nutraceutical areas and assuming we do not incur any unanticipated expenses, we consider that our working capital will be sufficient to finance operations through fiscal 2007. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

FINANCIAL INSTRUMENTS

In November 2005, we completed a Private Placement raising US$6.0 million (Cdn$7.0 million, before financing costs of Cdn$0.8 million) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument is that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument is that of a financial liability.  For accounting purposes, these shares are considered to have both a debt and equity component.  The equity component of $2.5 million is recorded in contributed surplus and relates to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants are allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2.3 million is recorded as a liability.  The carrying value of the liability portion is being accreted to its retraction value of $4.1 million, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion is charged to the statement of operations as interest expense.  Of the total financing costs of $1.2 million, $0.8 million was charged to shareholders equity and $0.4 million was capitalized as capitalized financing fees in intangible and other assets and is amortized over a period from the date of issuance to its maturity date under the effective yield method and charged to the statement of operations as financing fees.

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt which includes demand and term loans and notes payable, approximate fair value due to their short terms to maturity.  It was not practicable to estimate the fair value of the convertible preferred shares, as they are not publicly traded or quoted and an active and liquid market does not exist for investments with similar terms, risks and other features.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

CONTRACTUAL OBLIGATIONS

The following table sets out our known contractual obligations as specified in the table as of December 31, 2005, our latest fiscal year-end balance sheet.

As at December 31, 2005 (millions of Cdn$)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Demand loans (i)	$0.3	$0.3	–	–	–
Capital Leases (ii)	0.4	0.1	$0.2	$0.1	–
Operating lease obligations (iii)	0.2	0.1	0.1	–	–
Operating lease obligations (iv)	1.4	0.3	0.6	0.5	–
Research and development contracts (v)	2.7	2.6	0.1	–	–
Total	$5.0	$3.4	$1.0	$0.6	–

(i)

Our 50% joint venture interest in Phyto-Source term loan and revolving line of credit (See “Loan Commitments, Capital Lease and Guarantees”, above) (See “Subsequent Events”, above)

(ii)

Our 50% joint venture interest in Phyto-Source capital leases (See “Loan Commitments, Capital Lease and Guarantees”, above) (See “Subsequent Events”, above)

(iii)

Our 50% joint venture interest in Phyto-Source operating leases of postage meter, forklifts and railcars (See “Subsequent Events”, above)

(iv)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter

(v)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

In 2005, we entered into an agreement with a Contract Research Organization, to conduct a U.S. based Phase II human trial on our cholesterol-lowering drug, FM-VP4.  The contract is for US $2.9 million (Cdn$3.4 million), which includes contracted third party payments, and is expected to be fully completed by the fourth quarter 2006.

We have no material off-balance sheet arrangements.  We have no material trading activities involving non-exchange traded contracts accounted for at fair value.  We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 19 to the consolidated financial statements for the year ended December 31, 2005.

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made.  Actual results could differ from our estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2005 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of our significant accounting policies.

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

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 10 (g) of the consolidated financial statements.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 10(i) of the consolidated financial statements).

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

OUTSTANDING SHARE DATA

The number of common shares outstanding as of March 29, 2006 was 37,526,534 and has increased by 3,403,939 from December 31, 2005 as a result of the issuing of 10,000 shares on the exercise of options, and on the issue of 3,393,939 common shares on the conversion of 5,600 Series B Convertible Preferred shares. The number of Series B Convertible Preferred shares outstanding as at March 29, 2006 was 400 and has decreased by 5,600 from December 31, 2005 as a result of the conversion of 5,600 Series B Convertible Preferred shares into 3,393,939 common shares. The balance of the Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 242,424 common shares, at a rate of US$1.65 per common share, subject to adjustment.  The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price. The number of options outstanding under our 2000 Stock Option Plan as of March 29, 2006 was 4,725,708 and has decreased by 167,000 since December 31, 2005 due to the granting of an additional 45,000 options less the exercise of 10,000 options, the expiry of 122,500 options and the cancellation of 79,500 options.  These options entitle the holders to purchase a total of 4,725,708 common shares at varying prices.

In addition, we have 4,398,935 warrants outstanding of which 636,927 entitle the holders to purchase up to 636,927 common shares at a price of US$1.85 per share (expiring on September 4, 2006), 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007) and 2,072,727 entitle the holders to purchase up to 2,072,727 common shares at a price of US$2.06 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.  Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

DISCLOSURE CONTROL REVIEW

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the 12 month period ended December 31, 2005 and have concluded that such disclosure controls and procedures are effective as of the end of such period.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “forecasting”, “vision”, “to develop”, “plans”, “anticipate”, “objective”, “expected”, “expects”, “potential”, “continues” “revenue guidance”, “next”, “intend”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements are based on the beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  As at December 31, 2005, we had a cumulative deficit of $78.7 million.  We will be expending substantial funds in 2006 and beyond. We believe our existing capital resources are adequate to fund our current plans for research and development and operating activities through fiscal 2007. We may need to obtain additional financing prior to that time.  We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations, and to provide us with necessary capital to continue our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

•

Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2006 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.

•

Development and Commercialization of Pharmaceutical and Nutraceutical Products  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature.  Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached (such as ReducolTM), may not achieve profitable sales levels, for a number of reasons such as:

▪

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

▪

inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products

▪

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

▪

unacceptability of the products in the market place

▪

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products

▪

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

▪

the risk of obsolescence of our technology

▪

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

▪

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials.  In particular, the U.S. Phase II clinical trial of FM-VP4 currently underway may not be completed as planned and may not achieve anticipated results.

•

Competition  We have a number of competitors, some of whom are better able commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Risks Related to Strategic Relationships and Supply Sources  We are dependent upon  strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers.  The breakdown of these relationships may negatively affect our future revenues and business.

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

•

The Company has a History of Losses   For the fiscal year ended December 31, 2005 we reported a net loss of $12.8 million and an accumulated deficit of $78.7 million.  We anticipate that we will continue to incur significant losses during fiscal 2006 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

•

Need for Growth  We intend to expand our sales of ReducolTM and other value-added sterols over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

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

•

Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States. Changes in government, economic and political policies may adversely affect our business and operating results.

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

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our Annual Information Form and our annual reports/annual information forms on Form 40-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

March 29, 2006

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

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting

Date: March 29, 2006	By:	_______________________________ Charles A. Butt Chief Executive Officer

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

Date: March 29, 2006	By:	_______________________________ David Goold Chief Financial Officer

99.3 CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Charles A. Butt, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 29, 2006

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

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Goold, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 29, 2006

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

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors

Forbes Medi-Tech Inc.

We consent to the use of our Auditors’ Report to the Shareholders of Forbes Medi-Tech Inc. dated March 10, 2006, except for note 20 which is as of March 14, 2006, included in this annual report on Form 40-F of Forbes Medi-Tech Inc.

Chartered Accountants

Vancouver, Canada

March 14, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

EXHIBIT 99.6

CODE OF BUSINESS CONDUCT AND ETHICS

FOR DIRECTORS, OFFICERS AND EMPLOYEES

FORBES MEDI-TECH INC.

CODE OF BUSINESS CONDUCT AND ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

It is the policy of Forbes Medi-Tech Inc. (the "Company") that the directors, officers and employees of the Company observe the highest standards of business and personal ethics in the conduct of their duties and responsibilities.  As a director, officer or employee of the Company, you must practice honesty, integrity and fairness in every aspect of dealing with other Company employees, the public, the business community, stockholders, customers, suppliers, competitors and governmental authorities.  You must abide by this Code of Business Conduct and Ethics for Individuals (the "Code") and adhere to the following ethical principles:

1.

Honest and Ethical Conduct.  You must act with honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.

Full, Fair, Accurate, Timely and Understandable Disclosure.  You must make full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission and in other public communications made by the Company.

3.

Compliance with Applicable Laws.  You must comply with applicable governmental and stock exchange laws, rules and regulations.

4.

Internal Reporting of Conflicts of Interest.  You must promptly report any material interest, transaction or relationship that reasonably could be expected to give rise to a conflict of interest to your immediate supervisor.  If you are an officer of the Company, then you must report any such interest, transaction or relationship to the Chair of the Board of Directors or to the Chair of any Committee of the Board.   Your supervisor or the Board, as appropriate, will determine further handling of the matter.

5.

Internal Reporting of Violations of the Code.  You must promptly report any actual, potential or alleged violations of this Code of which you become aware to the Chair of the Board of Directors or to the Chair of any Committee of the Board. The Chair shall in turn report the matter to the full Nomination and Corporate Governance Committee who will fully investigate the matter and submit their findings to  the Board of Directors for further handling as the Board may deem proper.

6.

Fair Dealing.  You are expected to deal fairly with our shareholders, customers, suppliers, competitors, employees and anyone else with whom you have contact in the course of performing your job. No unfair advantage should be taken of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

7.

Protection and Proper Use of Corporate Assets and Opportunities.   You owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company’s resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company. You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied. You must report to the Chair of the Board of Directors or the Chair of any Committee of the Board any interest or relationship that you believe might compromise or appear to compromise your duty of loyalty to the Company or otherwise might present conflict of interest concerns. In addition, if you become aware of any conflict of interest on the part of anyone else at the Company, you must report it to the Chair of the Board of Directors or the Chair of any Committee of the Board.

8.

Confidentiality of Corporate Information.   You have an obligation to keep Company information confidential.  This obligation is more fully detailed in the Company’s Disclosure Policy and in your signed Confidentiality and Inventions Agreement.

9.

Consequences for non-adherence to the Code.  Any violation of this Code, whether or not material, may have repercussions which could include termination of employment or removal from the Board.