Form 40-F/A
period 2005-12-31
FORBES MEDI TECH INC
filed 2006-04-04
CIK 1087477

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F/A
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

Date: March 29, 2006	By:	/s/ Charles A. Butt _______________________________ Charles A. Butt Chief Executive Officer

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

Date: March 29, 2006	By:	/s/ David Goold _______________________________ David Goold Chief Financial Officer

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