Form 20-F
period 2006-12-31
FORBES MEDI TECH INC
filed 2007-04-04
CIK 1087477

i

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

Commission file number: 000-30076
FORBES MEDI-TECH INC. (Exact name of Registrant as specified in its charter)
CANADA (Jurisdiction of incorporation or organization)
200 – 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T8 (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Common Shares, without Par Value	Name of each exchange on which registered NASDAQ Global
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

38,402,100 Common Shares as at December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes X No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

_____ Yes           X    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X Yes ____ No

Indicated by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

__________  Large accelerated filer

          X          Accelerated filer

__________  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.
_______ Item 17 X Item 18
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). _____ Yes X No

TABLE OF CONTENTS

PART I 1
ITEM 1 Identity of Directors, Senior Management and Advisers 1
ITEM 2 Offer Statistics and Expected Timetable 1
ITEM 3 Key Information 1
ITEM 4 Information on the Company 15
ITEM 5 Operating and Financial Review and Prospects 43
ITEM 6 Directors, Senior Management and Employees 59
ITEM 7 Major Shareholders and Related Party Transactions 61
ITEM 8 Financial Information 65
ITEM 9 The Offer and Listing 66
ITEM 10 Additional Information 84
ITEM 11 Quantitative and Qualitative Disclosures About Market Risk 84
ITEM 12 Description of Securities Other than Equity Securities 84
PART II 84
ITEM 13 Defaults, Dividend Averages and Delinquencies 84
ITEM 14 Material Modifications of the Rights of Security Holders and Use of PROCEEDS 84
ITEM 15 Controls and Procedures 85
ITEM 16 86
Item 16A. Audit Committee Financial Expert 86
Item 16B. Code Of Ethics For Chief Executive Officer, Chief Financial Officer And Controller87
Item 16C. Principal Accounting Fees And Services – Independent Auditors 87
Item 16D. Exemptions from the Listing Standards for Audit Committee 87
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers 88
PART III 88
ITEM 17 Financial Statements 88
ITEM 18 Financial Statements 88
ITEM 19 Exhibits 88

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements about Forbes Medi-Tech Inc. (the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., our subsidiaries, Forbes Fayrefield Ltd., or any one of them as the context requires), which are intended to be covered by the safe harbor for “forward-looking statements” provided by the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” as defined under the Ontario Securities Act. Any document that has been filed or will be filed with the Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (the “OSC”) or the British Columbia Securities Commission (the “BCSC”) also may include forward-looking statements and information. Other written or oral forward-looking statements and information have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements and information are statements and information that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking information as defined under the Ontario Securities Act means “disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection”.  Forward-looking statements and information generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements and information in this Annual Report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company, including without limitation:

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

•

our dependence on a few customers;

•

our dependence on Phyto-Source for our supplies of Reducol™;

•

research and development risks;

•

uncertainty whether we will be able to out-license FM-VP4 on acceptable terms or at all;

•

uncertainty whether we will be able to obtain any collaboration agreements or upfront milestone payments for any of our FM-TP Series of Compounds at an early stage or at all;

•

uncertainty whether any compounds in research or development will be successfully commercialized or at all;

•

the need for regulatory approvals to market our products in various countries, either with specific label claims or at all;

•

uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third party purchasers;

v

•

uncertainty related to the performance of contract obligations by buyers of products;

•

uncertainty as to the market acceptance of our products and our ability to generate projected sales volumes and product prices;

•

uncertainties as to the volume and timing of sales of our products;

•

the possibility that we will pursue additional development projects or other business opportunities;

•

the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars; and

•

other factors identified under the heading “Risk Factors”, and those that are discussed or identified in our other public filings on EDGAR and SEDAR.

Our actual results, performance or achievements could differ significantly from those expressed in, or implied by, our forward-looking statements. Accordingly, we cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Glossary of Terms

ACC2	Acetyl-CoA carboxylase 2, an enzyme which is linked to suppression of fat burning in the body.
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
Development Agreement

In October 2006, Forbes acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California. As part of the acquisition of TheraPei, Forbes entered into a development agreement which provides for the continuing development of one lead compound from each of two principal platforms acquired through TheraPei. See Item 4A “History and Development of the Company” – “Acquisitions” - “TheraPei Pharmaceuticals, Inc.”

dietary supplements	Products intended to supplement the diet, which are ingested in dosage form, and which may contain a nutraceutical.
dyslipidemia	A metabolic lipid disorder.
EU	European Union.
FDA	Food and Drug Administration - the government agency which regulates the manufacture, use and sale of food, human diagnostics and therapeutic products in the United States.

FM-TP Series of Compounds

A group of our early stage synthetic entities acquired from TheraPei Pharmaceuticals, with therapeutic potential targeting various aspects of Metabolic Syndrome.  See Item 4B “Business Overview” – “Our Pharmaceuticals” – “The FM-TP Series of Compounds”.

FM-VP4	Forbes’ novel cholesterol absorption inhibitor.
FM VPx Library of Compounds	The FM VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting the cardiovascular market.
Fayrefield

Fayrefield Foods Limited, a UK company that we work with through our Forbes-Fayrefield joint venture.  We had previously signed a sales and licensing agreement with Fayrefield in November 2004 to supply Reducol™ for use in Reducol™-based products.

Forbes	Forbes Medi-Tech Inc., the Company.
Forbes Manufacturing	Forbes Research & Manufacturing Inc., a wholly-owned subsidiary of the Company.
Forbes–Fayrefield or FFL

Forbes-Fayrefield Ltd.  We have a 51% interest in Forbes Fayrefield Ltd. for an initial investment of £10,200, and Fayrefield has the remaining 49% interest for an initial investment of £9,800.  The Board of Directors of FFL consists of an equal number of nominees of Forbes and of Fayrefield.

Forbes Research	Forbes Medi-Tech (Research) Inc., a wholly-owned subsidiary of Forbes USA.
Forbes USA	Forbes Medi-Tech (USA) Inc., a wholly-owned subsidiary of the Company.
Functional Foods

Conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Dietary supplements are products intended to supplement the diet which are ingested in dosage form, which may contain a nutraceutical.

GMO	Genetically Modified Organism.
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

Health Canada	The government agency which regulates the manufacture, use and sale of human diagnostics and therapeutic products in Canada.
hypercholesterolemia	Excess of cholesterol in the blood.
hyperlipidemia	An excessive amount of lipids in the blood (i.e. elevated cholesterol, triglyceride or lipoprotein levels).

Inflammatory Lung Disease	Any disease affecting the lungs influenced by inflammation, including, but not limited to, asthma, Chronic Obstructive Pulmonary Disease (COPD) and Pulmonary Arterial Hypertension (PAH).
LDL	Low density lipoproteins - LDL carries the largest amount of cholesterol. High levels of LDL cholesterol are associated with an increased risk of coronary heart disease.
LDL-C	Cholesterol carried as a component of low density lipoprotein particles. LDL-C is known as the “bad” cholesterol.
lipids	Dietary or blood fatty substances, including cholesterol and triglycerides that are present in cell membranes and body tissues.
lipoproteins	Protein and lipid coated “packages” that transport fat and cholesterol in the blood. Lipoproteins are classified according to their density. Major lipoproteins include HDL and LDL.
Metabolic Syndrome

A combination of conditions that increase a person’s risk for both cardiovascular disease and diabetes. Factors include obesity, dyslipidemia, high blood pressure, insulin resistance, thrombosis and inflammation. See Item 4B “Business Overview” – “Metabolic Syndrome”.

metabolism	The chemical processes involved in the absorption, molecular transformation, utilization and elimination of dietary constituents.
NDA/NDS	New Drug Application/New Drug Submission: The documentation submitted to the FDA, Health Canada or other local regulatory authorities to obtain approval to market a new drug.
non-GMO	Non-Genetically Modified Organism.
Novartis	Novartis Consumer Health, SA, a subsidiary of Novartis AG.
nutraceutical

Nutraceuticals can be generally described as ingredients extracted from natural sources which are incorporated into food or into capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease.

peripheral vascular disease	Narrowing of the arteries supplying the heart, brain or legs usually caused by atherosclerosis leading to impairment of blood supply.
Pharmavite	Pharmavite LLC of California.
phase I clinical trials	Clinical trials used to assess the potential toxicity of a new drug, primarily involving healthy volunteers.
phase II clinical trials	Clinical trials used to assess the effectiveness and most effective dosage of a new drug.
phase III clinical trials	Late stage clinical trials used to assess a drug for efficacy and safety at several independent sites in a large number of patients.

Phyto-S-Sterols	A Phyto-Source product line of cholesterol-lowering phytosterols derived from by-products of the pulping industry, the sterol/stanol combination of which may be varied to suit customer’s needs.
Phyto-Source, or Phyto-Source LP	Phyto-Source LP, a Texas limited partnership. See Item 4A, “History and Development of the Company” – “Dispositions” – “Phyto-Source LP”.
phytosterols

A class of natural products bearing a common tetracyclic carbon structure. Found in plants, where they serve functions as constituents of cell membranes (e.g. sitosterol, sitostanol, campesterol, campestanol and stigmasterol).

Reducol™	A unique blend of phytosterols, sold as a food and dietary supplement ingredient. See Item 4B, “Business Overview” – “Reducol™”.
SPT	Serine palmitoyltransferase, an enzyme which facilitates de novo ceramide synthesis, and hence pancreatic beta cell loss leading to diabetes.
stanols	Hydrogenated sterols.
sterols	An abbreviated name for “phytosterols”.
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

TheraPei

TheraPei Pharmaceuticals, Inc., of San Diego, California, acquired by Forbes in October 2006 and renamed Forbes Medi-Tech (Research), Inc.  See Item 4A “History and Development of the Company” – “Acquisitions” – “TheraPei Pharmaceuticals, Inc.”

therapeutic	For treating a disease.

x

toxicity	The quality of being poisonous.
toxicology	The study of toxicity.
triglycerides

A dietary fat transported in blood as fatty acid esters of the alcohol glycerol.  Triglycerides are carried through the blood stream to the tissues where released fatty acids serve as a source of energy. Dietary fat is the primary source of triglycerides.

UBC	University of British Columbia located in Vancouver, British Columbia, Canada.
up-scaling	Taking a small scale laboratory-scale biological or chemical process and increasing its physical scale.
US	United States of America.
VPAC2 agonist	A compound that activates VPAC2 receptors. For the purposes of this document, the term VPAC2 Analog is used interchangeably with VPAC2 agonist.
VPAC2 receptor

A receptor type found on pancreatic beta cells, smooth muscle cells of the lung, and some inflammatory cells, stimulation of which causes insulin release, smooth muscle relaxation, and modulation of inflammatory cell function, respectively.

VPx Library of Compounds	A group of our synthetic entities with therapeutic potential targeting several different segments of the cardiovascular health care market.

PART I

ITEM 1

Identity of Directors, Senior Management and Advisers

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

ITEM 2

Offer Statistics and Expected Timetable

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

ITEM 3

Key Information

A.

Selected Financial Data

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For reconciliation to accounting principles generally accepted in the United States see Note 19 to the consolidated financial statements for the year ended December 31, 2006, and the years ended December 31, 2005, 2004, 2003 and 2002.  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report.  The selected financial data is expressed in Canadian dollars.

Canadian GAAP unless otherwise noted	Year ended	Year ended	Year ended	Year ended	Year ended
(Expressed in '000's , except per share information)	31-Dec-06	31-Dec-05	31-Dec-04	31-Dec-03	31-Dec-02

Revenues	$ 7,242	$ 4,481	$ 2,994	$ 3,744	$ 3,933
Loss from continuing operations	(17,673)	(16,464)	(12,240)	(6,780)	(7,774)
Gain on licensing arrangement	–	–	–	–	6,043
Gain on sale of AD/ADD technology	–	–	–	2,247	–
Write down of assets	–	–	–	–	(1,136)
Provision for income taxes	(158)	–	–	–	–
Net (loss) income from continuing operations	$ (17,831)	$ (16,464)	$ (12,240)	$ (4,533)	$ (2,867)

Income (loss) from discontinued operations, net of tax expense	29	3,658	4,226	2,383	(1,648)
Gain from disposal of discontinued operations, net of taxes	6,958	–	–	–	–

Net loss	$(10,844)	$(12,806)	$(8,014)	$(2,150)	$(4,515)

Net Loss and comprehensive loss in accordance with US GAAP	$ (10,881)	$ (11,062)	$ (6,061)	$ (1,060)	$ (3,999)

Weighted average number of shares used to calculate (loss) income per share	37,400	34,058	31,945	24,450	21,766
Loss per share from continuing operations
Basic and diluted	$ (0.48)	$ (0.48)	$ (0.38)	$ (0.19)	$ (0.13)
Income (loss) per share from discontinued operations
Basic and diluted	$ 0.00	$ 0.10	$ 0.13	$ 0.10	$ (0.08)
Gain per share from disposal of discontinued operations
Basic and diluted	$ 0.19	–	–	–	–
Net loss per share
Basic and diluted	$ (0.29)	$ (0.38)	$ (0.25)	$ (0.09)	$ (0.21)

Basic and diluted loss per share in accordance with US GAAP	$ (0.29)	$ (0.32)	$ (0.19)	$ (0.04)	$ (0.18)

Total assets

Canadian GAAP	$ 25,387	$ 35,975	$ 38,589	$ 28,434	$ 27,417
US GAAP	25,387	36,485	38,589	28,434	27,417

Total Liabilities
Canadian GAAP	$ 5,037	$ 7,552	$ 6,132	$ 5,233	$ 10,417
US GAAP	5,037	7,552	6,132	5,233	10,417

Liability component of preferred shares
Canadian GAAP	–	$ 2,341	–	–	–
US GAAP	–	2,268	–	–	–

Shareholders Equity- Canadian GAAP
Common shares	$ 100,994	$ 94,790	$ 94,223	$ 79,557	$ 71,472
Special Warrants	–	–	–	–	887
Contributed surplus	8,943	7,554	4,171	1,567	414
Equity component of preferred shares	–	2,481	–	–	–
Deficit	(89,587)	(78,743)	(65,937)	(57,923)	(55,379)

Shareholders Equity- US GAAP
Common shares	$ 100,031	$ 93,827	$ 93,512	$ 79,251	$ 71,166
Special Warrants	–	–	–	–	887
Contributed surplus	6,553	5,710	3,236	2,180	2,511
Equity component of preferred shares	–	2,481	–	–	–
Deficit	(86,234)	(75,353)	(64,291)	(58,230)	(57,170)

Currency Exchange Rates

Our accounts are maintained in Canadian dollars. In this Report all currency references are expressed in Canadian dollars ($) unless otherwise indicated.  The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the conversion of Canadian dollars into United States dollars, based on the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York.  The noon buying rate on March 27, 2007 as reported by the United States Federal Reserve Bank of New York for the purchase of one United States dollar with Canadian Dollars was Cdn$0.8633 (US$1.00 = Cdn$1.1584).

US Dollars per Canadian Dollar

Fiscal Year Ended December 31
	2006	2005	2004	2003	2002
Low	0.8528	0.7872	0.7158	0.6349	0.6200
High	0.9100	0.8690	0.8493	0.7738	0.6619
Average for period	0.8818	0.8254	0.7682	0.7139	0.6368
End of period	0.8582	0.8579	0.8310	0.7738	0.6329

US Dollars per Canadian Dollar

	February 2007	January 2007	December 2006	November 2006	October 2006	September 2006
Low for the Month	0.8437	0.8457	0.8582	0.8715	0.8784	0.8872
High for the Month	0.8631	0.8586	0.8760	0.8869	0.8965	0.9048

B.

Capitalization and indebtedness

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

C.

Reasons for the Offer and Use of Proceeds

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

D.

Risk Factors

We are subject to significant risks and past performance is no guarantee of future performance.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list of factors may not be exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time. We cannot predict such risk factors, nor can the impact, if any, be assessed of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements or information.  Accordingly, forward-looking statements or information should not be relied upon as a prediction of actual results.

The following summarizes the major risks and uncertainties we face:

We have a History of Losses   For the fiscal year ended December 31, 2006, we reported a net loss from continuing operations of $17.8 million and a net loss, after accounting for gains and income from discontinued operations, of $10.8 million.  We have a history of losses, including a net loss from continuing operations of $16.5 million and a net loss of $12.8 million after accounting for income from discontinued operations, for the financial year ended 2005 and for the financial year ended 2004, we had a net loss from continuing operations of $12.2 million and a net loss of $8.0 million, after accounting for income from discontinued operations.  We anticipate that we will continue to incur significant losses during fiscal 2007 and that we will not reach profitability until further successful and profitable commercialization of one or more of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

Need for Additional Funds  As at December 31, 2006, we had a cumulative deficit of $89.6 million.  We anticipate that it will be expending substantial funds in 2007 and beyond to fund research and development activities related to our products, to meet our financial obligations, and on general and administrative expenditures.

Our future operations are dependent on our ability to obtain third party financing in the form of debt and/or equity and ultimately to generate future profitable operations.  We are currently seeking additional funds through future debt or equity financing and joint venture partners to offset future cash flow deficiencies.  Such financing may not be available or may not be available on reasonable terms.

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

Our financial statements are prepared on a going concern basis, which assumes that we will continue in operation throughout 2007 and into the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business.  Our financial statements do not include any adjustments related to the recovery of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

Dependence Upon a Few Customers and Products  During the year ended December 31, 2006, we had phytosterol revenues of $6.1 million, including $6.0 million in sales and $0.1 million in licensing revenues.  Most of our revenue was earned from sales of phytosterols to a few customers.  We anticipate that we will be dependent on a few customers for most of our revenues for the fiscal year ending December 31, 2007.  Any material change in the relationship with such customers or in the demand for our phytosterol products will have a material effect on our business and results of operations.  Our contract for the sale of ReducolTM to Pharmavite will end in June, 2007, and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  Failure to renew or otherwise extend this contract will have a material adverse effect on our product sales and revenue.

Additional Research and Development is Required Before We Can Commercialize Additional Products or Market Existing Products into Other Countries  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of our products.  Our products require extensive levels of research and development.  We have spent approximately $9.6 million, $11.0 million, and $5.6 million on research and development efforts during the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

Since our inception, we have been engaged primarily in research and development.  Although in the last year our revenues have increased and we believe that our phytosterols may be incorporated into a wide variety of food, beverages, dietary supplements and medicines, clinical studies proving the efficacy of our phytosterols in a wide variety of foods and beverages, in dietary supplements or as pharmaceutical products have not yet been completed, and stable and effective formulations have not yet been adequately tested or developed on a commercial scale.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, whether in food or beverages or as dietary supplements, and further extensive research will be required prior to any sale of a pharmaceutical product.    Accordingly, we may be required to conduct additional developmental activities on these products, and certain of our proposed products will require substantial additional research and development, including extensive pre-clinical and clinical testing, before we will be able to obtain the approvals of the FDA, Health Canada, and similar regulatory authorities in other countries.

Development of New Products  The development of new products is subject to a number of significant risks and uncertainties. Potential products that appear to be promising in various stages of development, including many of the products currently being developed by us, may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, failure to receive necessary regulatory approvals, be difficult or uneconomic to manufacture on a large scale, be uneconomical to market, not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.

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

Risks Inherent in Nutraceutical and Pharmaceutical Research  Pharmaceutical and nutraceutical research and development is highly speculative and involves a significant degree of risk.  The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

-

the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

-

preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

-

manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

-

proprietary rights of third parties or competing products or technologies may preclude commercialization;

-

requisite regulatory approvals for the commercial distribution of products may not be obtained; and

-

other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Risks Related to Clinical Trials We must demonstrate through preclinical studies and clinical trials that our product is safe and efficacious before we can obtain regulatory approval for the commercial sale of such products for certain commercial applications.  The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and there can be no assurance that any of our clinical trials or any of our collaborators will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. Failure to complete clinical trials successfully and on a timely basis could have an adverse effect on our future business.

Results of the US Phase II clinical trial for our innovative compound, FM-VP4, were released in late 2006.  They illustrated that while the compound was proven to have an excellent safety profile, reduced LDL cholesterol by 9% at the 900 mg level and demonstrated a dose response, it did not perform to our expectation.  We experienced a material adverse effect on our market capital and share price as a result, and various measures were taken to decrease costs, including a corporate re-structuring.

Risks Related to Strategic Relationships Part of our strategy is to enter into arrangements with third parties from time to time related to the development, clinical testing, up-scaling, manufacturing, marketing and commercialization of our products. Such relationships may enable us to market our products to new markets, generate additional revenue and develop and commercialize new products.  Entering into strategic relationships is complicated and the interests of our strategic partners may not be or remain consistent with our interests.  Some of our current and future strategic partners may decide to compete with us, refuse to fulfill or honor their contractual obligations to us, or change their strategic plans to reduce their commitment to, or even abandon, their relationships with us.  To the extent we enter into product out-licensing arrangements for the marketing or distribution of our products with collaborative partners, any revenues we receive will depend upon the efforts of third parties. There can be no assurance that any third party will market our products successfully or that any third-party collaboration will be on favorable terms. We may not be able to control the amount and timing of resources our strategic partners devote to our products.  The agreements may be terminated or altered by our strategic partners in certain circumstances.  If any marketing partner does not market a product successfully, our business might be materially and adversely affected.

One of the key strategic relationships we are currently seeking is an out-licensing opportunity for FM-VP4 based on our clinically significant results, dose responsiveness, and excellent safety profile.  There is no guarantee that such a relationship will be achieved, or that significant revenue will be generated should such a relationship be achieved.

We are also currently dependent for the majority of our ReducolTM sterol supply on performance by Phyto-Source.  Any disruption to this important strategic relationship may materially and adversely affect us.

Risks Associated with Our Intellectual Property Rights  Our success is dependent not only on our ability to protect our intellectual property rights, but also upon the protection of rights of third parties from which we have licensed intellectual property rights.  We hold, directly or indirectly, rights to various patents and trade marks and rights to various pending patent and trade mark applications in Canada, the United States, and other jurisdictions.  In addition, we rely upon certain other technologies, ideas, know-how, secrets or other information, which we may not be able to protect.  Notwithstanding precautions we may take to protect our rights, third parties may copy or obtain and use our proprietary and licensed technologies, ideas, know-how, secrets and other proprietary information without authorization or independently develop technologies similar or superior to our proprietary and licensed technologies.  We enter into confidentiality and restriction on use agreements with our employees, strategic partners and others; however, these agreements may not provide meaningful protection of our proprietary and licensed technologies or other intellectual property in the event of unauthorized use or disclosure.  Policing unauthorized use of such technologies and intellectual property is extremely difficult, and the cost of enforcing our rights through litigation may be prohibitive.  Further, the laws of jurisdictions other than Canada and the United States may not provide meaningful protection of our and such third parties’ intellectual property rights.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others  The manufacture and sale of any products we have developed may involve the use of proprietary processes, products or information, which are owned by third parties. Although we have obtained licenses or rights with regard to the use of certain of such processes, products and information as best we can, there is no assurance that such licenses or rights will not be terminated or expire during critical periods, that we will be able to obtain licenses or other rights which may be important to us, or, if obtained, that such licenses will be obtained on favorable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There is no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

To maintain these agreements in good standing, we must abide by the terms of such agreements, and the loss of any of such agreements due to default could have a materially adverse impact on our operations.  There are no assurances that we will be able to renew or renegotiate the licensing agreements on acceptable terms if and when the agreements terminate.

Risks Associated with Our Patents  Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. (See Item 4B – “Business Overview” – “Intellectual Property”.)  We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology.  In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of our current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Moreover, we cannot be certain that we or any licensor was the first to create inventions claimed by pending patent applications or that we were the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and us.

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

Risks Associated with Claims of Infringement of Proprietary Rights of Others  The functional food and pharmaceutical industries have experienced substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights.  As a result, there is a substantial risk that we, or one or more of our licensors, may become subject to litigation alleging that our or such licensors’ products and technologies infringe on the proprietary rights of third parties.  Whether or not our or such licensors’ products or technologies infringe on the proprietary rights of third parties, we or such licensors could incur significant expenses in defending allegations of infringement of proprietary rights. Further, we or such licensors may be required to modify their products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement.  We or such licensors may not be able to modify their products or obtain licenses on commercially reasonable terms, in a timely manner, or at all, any of which could adversely affect our business.

Third Party Payors/Government Controls   Any revenues we may receive from future sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations.  The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects of such proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on our business and financial condition and that of our prospective corporate partners. Accordingly, our ability to establish strategic alliances may be adversely affected. In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent we succeed in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. We may not be able to obtain prices for our products under development that will make them commercially viable.

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

In the pharmaceutical market, we compete with Bayer, Merck & Co., Pfizer, Bristol-Myers Squibb Company, Lilly, Novo Nordisk, AstraZeneca AB and others. In the functional foods market, our products will compete with the products of, among others, Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. These companies are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us.  In addition, many of our competitors have significantly greater experience in undertaking research, preclinical studies and human clinical studies and trials of new pharmaceutical and nutraceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than us.  Accordingly, our competitors may succeed in commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

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

Risk of Market Acceptance  There can be no assurance that any of our products in development or products recently launched will achieve market acceptance.  Further, there can be no assurance that products launched by third parties containing ReducolTM or any of our phytosterols will achieve sustained market acceptance.

The degree of market acceptance for our products will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer’s expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payors, and in the case of our nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, physicians, patients, payors or the medical community in general will accept and utilize any existing or new products that may be developed by us.

Need for Growth  We intend to grow our business over the next few years. There is no assurance that our employees, systems, procedures, controls, and existing space will be adequate to support expansion of our operations.  Our future operating results will depend on the ability of our officers, key employees and manufacturing partners to manage changing business conditions and to implement and improve technical, administrative, financial control, reporting systems and operational excellence in order to achieve established business objectives.  We may not be able to expand and upgrade our facilities and supporting systems and infrastructure to accommodate increased business. Difficulties in managing any future growth could have a significant negative impact on our business because we may incur unexpected expenses and be unable to meet customers’ requirements.

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

Our future revenue is also dependent upon fulfillment of contractual obligations by third parties, including fulfilling payment terms and meeting forecasted purchase requirements by buyers of our products and assets.

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will also depend, in large part, upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense.  If we lose the services of key personnel, it may be unable to replace them, and our business could be negatively affected.

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

Government Regulation of Functional Foods  The regulatory process for the approval of functional foods in a number of countries is currently in a state of uncertainty, which may negatively impact the marketing of our phytosterol products.  For example, prior to June, 2001, Australia had no regulations governing functional foods.  However, in June of 2001, the Australia New Zealand Food Authority (ANZFA) regulations governing novel foods, including foods containing plant sterols, came into force with the result that previously unregulated novel foods, including products enriched with Reducol™, were voluntarily withdrawn from the market pending regulatory approval.

Health Canada has classified all phytosterol products, which would include sterol esters, stanol esters and free sterols, as drugs.  As such, we are prohibited from marketing our phytosterols in Canada until regulatory approval from Health Canada is obtained.  Additionally, the division which oversees food products has currently taken the position that no nutrients naturally present in foods can be enhanced in concentration to form functional foods.

In the United States, our phytosterols are currently permitted to be included in food or as dietary supplements and the FDA has issued a letter to us allowing it to use a heart-health claim for our phytosterols.  There can be no assurance that the current regulations will not be modified or that such modifications will not have an adverse effect on the ability of us to continue to distribute or advertise such products in the United States with the heart-health claim for our phytosterols.

In the EU, we have received approval to market Reducol™ in a variety of approved food groups (See Item 4B “Business Overview” – “Our Nutraceuticals” - “Reducol™ and Functional Foods”).  There can be no assurance that such approval will not be modified in a manner adverse to our business, or will not be revoked in its entirety.

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

In addition to our own pharmaceuticals, we expect to supply many active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA, Health Canada and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

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

Restrictions on Product Labeling and Advertising  The FDA, which regulates product labeling, has issued a letter allowing us to use a heart-health claim for its phytosterol products.  There can be no assurance that the FDA will not revoke the permission granted to us to make the claim.  Regulatory agencies in Europe and other countries may regulate claims made regarding functional foods and their efficacy. Similarly, the United States Federal Trade Commission and its counterparts in other countries may place restrictions on our ability to make claims regarding the efficacy of its products in advertising. Restrictions on product claims may impede our efforts to gain general market acceptance for its products at a premium price, which would adversely affect our business. Currently, the pricing of functional foods generally exceeds the pricing of similar conventional foods, and clinical claims are necessary to maintain the competitive position of functional foods.

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

Risks Relating to Supply and Sale of Raw Materials  We rely on the availability of raw materials, such as phytosterols, at commercially reasonable prices for the production and development of our sterol-based products and technology.  We may not be able to obtain adequate supplies of raw materials in a timely fashion or at acceptable quality, quantity, timing or prices to satisfy our complete long-term requirements.  Our inability to obtain raw materials at acceptable qualities, quantities, timing or prices would adversely affect our business.

Manufacturing Risks  We rely substantially for our success on our ability to either manufacture or secure third party manufacture of our products. In the case of phytosterols, we currently rely on Phyto-Source for commercial manufacturing.  The Phyto-Source manufacturing facility is operated by Chusei.

We have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, up-scaling experiments, and commercial production.  We may not be able to obtain contract manufacturers to produce a sufficient quantity or quality of our products to conduct our clinical studies, product formulation work, up-scaling experiments and commercial production.

Even if we are successful in securing manufacture of sufficient products for our clinical trials, product formulation work, up-scaling experiments and commercial production, we expect to rely on the efforts of contract manufacturers, including Phyto-Source, and third-party manufacturers to produce our products.  Contract manufacturers may not be available or, if obtained, may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies.  Any such failure would adversely affect our business.

Factors beyond our control could cause interruption in operations at the Phyto-Source manufacturing facilities, or at other contract manufacturing facilities, which could adversely affect our ability to supply our customers and in turn could adversely affect our reputation in the marketplace and our business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within our control or our contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions. Any significant interruptions in operations could interrupt our ability to supply our customers, which in turn could subject us to lawsuits, damage our reputation in the marketplace and have a negative impact on our business.

Risk of Side Effects  Currently, there are no regulations in the United States, or in many other countries in which we currently intend to market our phytosterol products, used as functional foods and dietary supplements, which limit the total amount of such products a person may consume in any particular period.  In addition, the amounts of phytosterols which have been studied in clinical trials to date has been limited.  As a consequence, there is a risk that an individual could consume, through functional foods and dietary supplements, large quantities of phytosterols, and as a result, experience side effects yet to be determined.  We could face future liability for unknown side effects and any such liability could exceed our resources.

Political and Economic Risks  We rely in part on third parties located in the United States and other foreign countries for the development and manufacture of our products.  The current political and economic climate in these countries may be considered less predictable than in Canada and the United States.  Changes in government, economic and political policies may adversely affect our business and operating results.

Environmental Risks  Research, development and commercial processes involve use of materials which may result in by-products that may be hazardous.  The Company, our strategic partners, distributors, manufacturers, sales agents and others involved in handling materials are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. There is a risk of accidental contamination or injury from these materials which cannot be eliminated. We could be liable for any resulting damages and any such liability could exceed our resources. We may also be required to obtain permits to transport and dispose of hazardous waste under applicable environmental laws. We may not be able to obtain such permits, which would adversely affect its ability to efficiently manufacture or transport its products. We, our strategic partners, distributors, sales agents, manufacturers and others involved in handling materials may be required to incur significant costs to comply with environmental laws and regulations in the future or to remediate environmental violations.  We may be adversely affected by current or future environmental laws or regulations.  Any failure by us to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following: (i) cessation of portions or all of our operations; (ii) imposition of fines; (iii) restrictions on the ability of us to carry on or expand operations; (iv) significant expenditures by us in order to comply with environmental laws and regulations; or (v) liabilities in excess of our resources. Any of these sanctions could have a material adverse effect on our business.  In addition, there is no assurance that we will be able to dispose of our waste products in a cost effective or timely manner, or at all.

Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of pharmaceutical and biotechnology companies, including ours, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, announcements of competing technological innovations or new therapeutic products by our competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions, delay in achieving or failure to achieve previously announced milestones or Company goals, can have an adverse effect on the market price of our shares. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price. Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.  As a result of the volatility of our stock price, there is no assurance that we will continue to meet the minimum listing requirements on the NASDAQ Global Market, The Toronto Stock Exchange, or any other securities market on which our shares may be listed from time to time.  De-listing of us or our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in shares of the Company.

Our common share price has been, and is likely to continue to be, volatile.

Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the Toronto Stock Exchange and the NASDAQ Global Market.  We do not currently meet NASDAQ’s minimum US$1.00 bid price requirement for continued inclusion on the NASDAQ Global market and have until July 23, 2007 to regain compliance with this requirement.  There is no assurance that we will continue to meet the minimum listing requirements of either the NASDAQ Global Market or the Toronto Stock Exchange.  If we do not continue to meet the minimum requirements of the relevant exchange, our shares may be de-listed from such exchange.  De-listing of the Company or our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in shares of the Company.

No Dividends  We have not paid any cash dividends on our Common Shares and do not anticipate paying any dividends in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Anti-Takeover Provisions  On February 9, 1998, our board of directors (the “Board of Directors”) adopted a shareholder rights plan which was amended and restated by our board of directors on April 28, 2003 (the “Rights Plan”). The Rights Plan was adopted by our shareholders at our Annual General Meeting on May 29, 2003.  The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of our shareholders. The Rights Plan is designed to give the Board of Directors of the Company time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer for the Company. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of the Company without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for Common Shares.

Foreign Currency and Exchange  Our functional currency is the Canadian dollar.  We operate and intend to continue operating in several foreign markets.  As such, cash flows from such foreign operations will be subject to fluctuations in the foreign exchange rate of the applicable currency.

Conflicts  Certain of the Directors and Officers of the Company also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with the Company or which may provide professional services to the Company.  Consequently there exists the possibility for such Directors and Officers to be in a position of conflict.  (See Item 6A, “Directors, Senior Management and Employees” – “Directors and Senior Management” - “Principal Business Activities Performed Outside the Company”)

Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.  In particular, but without limitation, the failure of us to meet our obligations under the TheraPei Development Agreement and Plan and Reorganization, the Pharmavite License &  Supply Agreement, the Phyto-Source Supply Agreement (and amendments thereto), and the Forbes-Fayrefield Joint Venture Agreement may adversely affect our assets and business. (See Item 10C, “Additional Information” – “Material Contracts”).  Alternatively, failure on the part of the other party to each material contract to meet their respective obligations may also adversely affect our operations and finances.  There exists the possibility that any or all of our material contracts may be renegotiated, amended, terminated, or not renewed, and there is no guarantee that such action will be favorable to us.

Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.  (See Item 8A - “Legal Matters” – “Lawsuit”.)

Directors’ and Officers’ Indemnity  We have entered into agreements pursuant to which we will indemnify our directors and officers in respect of certain claims made against them while acting in their capacity as such.  If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

ITEM 4

Information on the Company

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment.

Our infrastructure currently supports a portfolio of discovery and development stage pharmaceutical compounds and nutraceutical products.

Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome, including cardiovascular disease and type 2 diabetes. Our pharmaceutical objectives are currently focused on out-licensing FM-VP4, our novel cholesterol-lowering drug candidate, to one or more third parties, and developing our FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease.

Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it. Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol, safely and naturally. LDL cholesterol is generally recognized as a significant risk factor for cardiovascular disease.

Going forward, we may expand our product focus to include other medical conditions, as opportunities to do so arise.

A.

History and Development of the Company

Forbes was incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, we changed our focus from mining exploration to pharmaceutical research and development and, accordingly, changed our name to “Forbes Medi-Tech Inc.” on July 8, 1992.  The Company was continued under the federal laws of Canada pursuant to the Canada Business Corporation Act on April 11, 2001 and our previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws.

Our Articles currently authorize us to issue an unlimited number of common shares and 50,000,000 preferred shares.

Our head office, as well as our registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number of the registered office is (604) 689 – 5899.

Our principal acquisitions and dispositions, and principal capital expenditures from continuing operations, since the beginning of our last three financial years to date, and certain important events in our development since January 1, 2006, the beginning of our last completed financial year ended December 31, 2006, were as follows:

Acquisitions

Forbes-Fayrefield Joint Venture

In June 2006, we announced the signing of an agreement with Fayrefield to establish a new UK company for the purpose of expanding distribution of finished products containing Reducol™ in Europe.  The new company, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), distributes certain finished products containing Reducol™ directly to retail customers. We have an initial 51% interest in Forbes-Fayrefield for an initial investment of £10,200 (Cdn$21,000), and Fayrefield has the remaining 49% initial interest for an initial investment of £9,800 (Cdn$20,000).  The Board of Directors of Forbes-Fayrefield consists, and under the agreement with Fayrefield will continue to consist, of an equal number of nominees of Forbes and of Fayrefield.  We had previously signed a sales and licensing agreement with Fayrefield in November 2004 to supply Reducol™ for use in Reducol™-based products.  Certain customers and finished products of Fayrefield’s are excluded from the new venture.  Either party may terminate the joint venture on 30 day’s notice in the event of an unresolved deadlock on certain specified issues, in which case we will retain the future benefit of any contracts which Forbes-Fayrefield has with customers within the European Union outside of the United Kingdom and Ireland, and Fayrefield will retain the future benefit of any contracts which Forbes-Fayrefield has with customers in the United Kingdom and Northern Ireland.

 TheraPei Pharmaceuticals, Inc.

In October 2006, we acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California, and subsequently changed the name of TheraPei to Forbes Medi-Tech (Research) Inc.

TheraPei was a privately held company formed with technology ‘spun-out’ of Sequenom, Inc. (“Sequenom”) and is focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases.  TheraPei’s founder, Dr. John Nestor, was appointed as our Chief Scientific Officer effective on closing.

TheraPei’s intellectual property consists of the FM-TP Series of Compounds.   See “B. Business Overview – The FM-TP Series of Compounds” below.

Consideration payable to the TheraPei selling shareholders (the “Vendors”) for the acquisition of TheraPei is being made on a staged basis commensurate with development of TheraPei’s technologies, and consists of cash and common shares of Forbes paid on closing, plus future milestone payments, licensing revenue and/or royalties as described below.  Dr. Nestor was the majority shareholder of TheraPei (87%) and as such, will receive approximately 87% of the acquisition consideration.

On closing, we paid an initial amount of US$300,000(Cdn$338,000) by way of the issuance of 94,672 common shares having a value of approximately US$240,000 (Cdn$270,000) and cash of US$60,000 (Cdn$68,000).  In addition, we paid out liabilities of TheraPei totaling approximately US$336,000 (Cdn$378,000), of which approximately US$25,000 (Cdn$28,000) was paid to Dr. Nestor.

Upon the first achievement of each of the events indicated below with respect to any VPAC2 Analog within the scope of the intellectual property acquired through TheraPei, we will make additional payments of consideration within 3 days following such event, consisting of 20% cash and 80% Forbes common shares, upon the first achievement of each such event set forth below for each indication (the “Milestone Payments”):

Milestone Event	Payment - VPAC2 Analog for Diabetes	Payment - VPAC2 Analog for Inflammatory Lung Disease
Milestone
Approved IND	US$1,000,000	US$1,000,000
Successful Phase I Completion	US$1,000,000	US$1,000,000
Successful Phase II Completion	US$2,000,000	US$2,000,000
Successful Phase III Completion	US$4,000,000	US$4,000,000
NDA Approval	US$4,000,000	US$4,000,000
1st Launch	US$5,000,000	US$5,000,000
2-3 Launch	US$8,000,000	US$8,000,000
Commercial Royalties	11%	11%

For clarity, the amounts indicated above for such events shall each be payable only one time for each column / indication set forth above.

In the event that we elect to license any VPAC2 Analog within the scope of the intellectual property acquired through TheraPei to an unaffiliated third party, the Vendors shall be entitled to receive 20% of the license revenue received by us under the license, and milestone payments set out in the above table shall cease.

Upon commercialization by us or our affiliates (but not licensees) for any purpose of VPAC2 analogs within the scope of the intellectual property acquired through TheraPei, the Vendors will receive an eleven percent (11%) commercial royalty on net sales.  In addition, should any ACC2 Inhibitor or SPT Inhibitor be commercialized for any purpose, the Vendors shall receive a three percent or four percent, respectively, commercial royalty on net sales by us, our affiliates and/or licensees.

All consideration shall be paid as to a minimum of 80% in common shares of Forbes, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash.  If regulatory or shareholder approval is not forthcoming, we shall pay cash in lieu of the issuance of shares.  We may also elect to pay cash in lieu of the issuance of shares in certain circumstances.  All common shares shall be valued at the average of the high and low trading price of our common shares on NASDAQ, or if our  common shares are not then traded on NASDAQ, on the then principal trading market for our common shares, on the payment date.

As part of the acquisition of TheraPei, we entered into a development agreement with the Vendors (the “Development Agreement”), which provides for the continuing development of one lead compound (a “Compound”) from each of two principal platforms acquired through TheraPei.   Under the Development Agreement, we will provide preclinical research and development funding for each of the identified compounds.  We retain the discretionary right to terminate funding for all or part of the development program.

In the event that, as of November 30, 2007, we have elected not to provide funding to at least the minimum levels set forth in the Development Agreement with respect to a Compound (aggregating $900,000 for both Compounds), the Vendors of TheraPei shall have the right (the “Repurchase Right”) to purchase all of the intellectual property relating to that Compound.  In connection with such repurchase, we shall grant the Vendors an exclusive, worldwide license to develop, manufacture and commercially exploit the discontinued Compound under all intellectual property rights owned by us and our affiliates and developed after the acquisition of TheraPei. The repurchase price shall be paid by way of reimbursement to us for any and all amounts paid by us to third party consultants and contract research organizations on research and development of such discontinued Compound.  Such reimbursement will be a non-recourse obligation, and will be payable only from the proceeds, if any, from the sale or licensing of such discontinued Compound.   The Repurchase Right will expire on January 1, 2008.

Dispositions

Phyto-Source LP

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

Our primary purpose in entering into the joint venture in 2001 was to create a supply source for Reducol™.  Since then, alternative supply sources for sterols have developed.  In addition, we believe that owning an interest in a sterol manufacturing facility is no longer critical to our business strategy.

Accordingly, in March 2006, we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  Prior to the closing of the sale, in February 2006, we signed a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  We agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year. (See “Business Overview” – “Manufacturing of ReducolTM and other value-added sterol products”)

Concurrently with the sale of our interest in Phyto-Source, we were repaid the remaining US$1 million of the US$4 million we originally loaned to the joint venture in 2001, and all guarantees provided by our subsidiary, Forbes USA, to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease have been discharged. We have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. This agreement in no way prevents us from marketing and supplying Reducol™ and other value added sterol products.

Other Principal Capital Expenditures Since January 1, 2004

For the years ended December 31, 2006, 2005 and 2004, we acquired capital assets, for continuing operations, in the amounts of $174 thousand, $315 thousand and $260 thousand, respectively, primarily for office equipment and furniture and leasehold improvements. Additionally, in the year ended December 2006, we paid out $436 thousand in relation to the acquisition of TheraPei (See above “Acquisitions” – “TheraPei Pharmaceuticals Inc.”)

Other Important Events Since January 1, 2006

Pharmaceuticals

Top line results from our US Phase II clinical trial of FM-VP4 were announced on December 4, 2006.  While the results of this trial did not support a blockbuster market potential for FM-VP4 as we had hoped, we believe that there is a significant market for alternative LDL-lowering products.  The trial results included several key points that, we believe, make FM-VP4 an attractive licensing opportunity:

·  Clinically significant results

·  Dose Response -- 5% LDL-C decrease from baseline at 450mg/day and 9% decrease at 900mg/day implies a greater efficacy at higher doses

·  Excellent safety profile

·  Strong market opportunity for alternative therapies for cholesterol reduction

With FM-VP4 positioned for out-licensing, our current pharmaceutical development efforts are being concentrated on the FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease.  Such efforts are being conducted at our new facility in La Jolla, California under the direction of Dr. John Nestor, who was appointed our Chief Scientific Officer in October 2006 in conjunction with our acquisition of TheraPei Pharmaceuticals, an R&D company founded by Dr. Nestor. (See “Acquisitions” - “TheraPei Pharmaceuticals, Inc.” above)

Nutraceuticals - Reducol™ Product Launches and Contract Extension since January 2006

We have contracted with Pharmavite, LLC for the sale of Reducol™ since 2002.  Pharmavite incorporates Reducol™ into one of its leading dietary supplements, Nature Made’s® Cholest-Off™.  In March, 2003, we announced that we had extended our supply and licensing contract with Pharmavite for up to three years, and in February, 2006, we announced that we had again extended our supply and licensing contract with Pharmavite until mid 2007.  Under the terms of the agreement, the contract is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  There can be no assurance that the contract will be further renewed.

In January 2006, we announced the launch of Reducol™-containing products in the United Kingdom by Tesco, the UK’s largest retailer. Tesco is currently selling a yellow-fat spread (margarine), yogurt and yogurt drinks incorporating Reducol™ marketed under the Tesco private label brand.

In May 2006, we announced that the UK's second largest retailer, Wal-Mart /ASDA, had launched Heartfelt Plus Natural Cheese incorporating Reducol™. Heartfelt Plus, a product of Fayrefield, is the first cheese in the UK to combine both low-fat and cholesterol-lowering benefits.

In June 2006, we announced that the Netherlands’s largest retailer, Albert Heijn, had launched a range of cholesterol-lowering dairy products incorporating Reducol™.  The product range, marketed under the Albert Heijn private label brand, includes: a margarine spread, a spoonable yogurt, and 'original' and 'strawberry flavor' yogurt drinks.  The finished products are being supplied to Albert Heijn through Forbes-Fayrefield.

In August 2006, we announced that the UK's largest retailer, Tesco, had also launched Fayrefield’s Heartfelt Plus Natural Cheese incorporating Reducol™.

In September 2006, we announced that Finland based Kesko has expanded their Pirkka range of products containing Reducol™. The new products, sold under the 'Pirkka' premium brand name, includes a non-dairy margarine and additional yogurt flavors to complement the successful Buckthorn and Raspberry launch in May 2005.

In October 2006, we announced that Champion, based in France (a Groupe Carrefour banner), would be selling five dairy products containing Reducol™. The products include original and strawberry flavored yogurt drinks, a mixed strawberry and apricot flavored yogurt, and an all natural (fruit base) set yogurt.

In January 2007, we announced that one of Portugal's largest retail chains, Jeronimo Martins, had launched a range of dairy products incorporating Reducol™, and would begin offering a Strawberry Flavor Yogurt Drink, Original Flavor Yogurt Drink & UHT Milk under the Salutare private-label brand.  Subsequently that month we announced the expansion of Reducol™-based products in Portugal through one of its largest food retailers, Modelo Continente, which would be featuring the ingredient in a range of dairy products marketed under the Modelo Continente private-label brand, including a Strawberry Flavor Yogurt Drink, Original Flavor Yogurt Drink, UHT Milk and Dairy Spread.

Corporate Restructuring

Effective March 1, 2007, we reduced our staff (primarily drug development) in Canada by 20%.  Drug discovery and development efforts focused on the FM-TP Series of Compounds acquired in October, 2006 are being undertaken at our new facility in La Jolla, California.

B.

Business Overview

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment.

Our infrastructure currently supports a portfolio of discovery and development stage pharmaceutical compounds and nutraceutical products.   Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome, including cardiovascular disease and type 2 diabetes.   Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it.

Going forward, we may expand our product focus to include other medical conditions, as opportunities to do so arise.

Background on Cardiovascular Disease, Metabolic Syndrome and Inflammatory Lung Disease

Cardiovascular Disease

The cardiovascular disease market continues to be one of the largest, with increasing prevalence in the developed and developing worlds.  Patients are now living longer with the disease, which hosts a plethora of risk factors and interdependent manifestations.  As a result, long-term management, and complexity and diversity in approach, are required.

A major symptom of cardiovascular disease is a build-up of atherosclerotic plaque in the arteries, which can lead to heart attack or stroke. Angioplasty and by-pass surgery are often used to treat severe cases. Sufferers of cardiovascular disease also manifest a higher incidence of diabetes, obesity, Alzheimer’s and a number of other debilitating illnesses.

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

Metabolic Syndrome

Metabolic Syndrome, also referred to as insulin resistance syndrome or syndrome-X,  is a grouping of associated conditions that correlate with a person’s increased risk for both cardiovascular disease and diabetes.  According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (“Adult Treatment Panel III” or “ATP III”) (National Institutes of Health Publication No. 01-3670, May, 2001), the five factors characteristic of Metabolic Syndrome are the following:

•

abdominal obesity;

•

atherogenic dyslipidemia (elevated triglyceride, small LDL particles, low HDL cholesterol);

•

raised blood pressure;

•

insulin resistance (with or without glucose intolerance); and

•

prothrombotic and proinflammatory states.

Thus it can be seen that this syndrome can be associated with the development of atherosclerosis, hypertension, type 2 diabetes and increased risk of heart attack.

The American Heart Association currently reports that Metabolic Syndrome has become common in the United States, with over 50 million Americans estimated to have it (www.americanheart.org).  While there are no formally adopted criteria for diagnosing Metabolic Syndrome, the American Heart Association and the National Heart, Lung, and Blood Institute of the U.S. recommend that Metabolic Syndrome be identified as the presence of three or more of the following components:

•

an elevated waist circumference of equal to or greater than 40 inches (102 cm) for men, and equal to or greater than 35 inches (88 cm) for women;

•

an elevated triglyceride level of equal to or greater than 150 mg/dL;

•

a reduced HDL cholesterol level of less than 40 mg/dL for men, and less than 50 mg/dL for women;

•

an elevated blood pressure of equal to or greater than 130/85 mm Hg; and/or

•

an elevated fasting glucose level of equal to or greater than 100 mg/dL.

Inflammatory Lung Disease

Asthma, Chronic Obstructive Pulmonary Disease (COPD) and Pulmonary Arterial Hypertension (PAH) are all inflammatory lung diseases.  While we had not specifically targeted these diseases for therapeutic research, our work with respect to Metabolic Syndrome includes the development of a receptor agonist that may also have application as a therapeutic for one or more inflammatory lung diseases.

Our Pharmaceuticals

Our pharmaceutical objectives are currently focused on out-licensing FM-VP4, our novel cholesterol-lowering drug candidate, to one or more third parties, and developing our FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease.

FM-VP4

We announced completion of our US Phase II trial of FM-VP4 in October 2006, with top line results announced in December 2006.  The primary efficacy objective of the trial was to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on LDL-C.  The goal of the trial was to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

While the primary endpoint of the study was met with a statistically significant reduction in LDL-C after 12 weeks of 9% from baseline at 900mg, FM-VP4 did not achieve our established goal of a 15% reduction in LDL-C from baseline. Nonetheless, while the results of this trial did not support a blockbuster market potential for FM-VP4 as we had hoped, we believe that there is a significant market for alternative LDL-C lowering products.  The trial results included several key points that, we believe, make FM-VP4 an attractive licensing opportunity:

• Clinically significant results

• Dose Response -- 5% LDL-C decrease from baseline at 450mg/day and 9% decrease at 900mg/day implies a greater efficacy at higher doses

• Excellent safety profile

• Strong market opportunity for alternative therapies for cholesterol reduction

Accordingly, we hope to achieve one or more out-licensing arrangements for FM-VP4 without undertaking further substantial research & development expenditures, although we may conduct one or more additional small pre-clinical studies to complete our marketing package to potential partners.

Any out-licensing arrangements for FM-VP4 will likely include the FM-VPx Library of Compounds, and accordingly, no further research or development work is contemplated on the FM-VPx Library at this time.

Market Opportunity and Competition

There are several categories of cholesterol-lowering drugs including bile acid sequestrants, fibric acid derivatives, nicotinic acid, and HMG-CoA reductase inhibitors (statins). Studies in the late 1980s that demonstrated a reduction in mortality with use of drugs to reduce cholesterol coincided with the development of the statins, which have become the dominant class of cholesterol-lowering drugs.  Our competition in this area includes large pharmaceutical companies such as Bristol-Myer Squibb Company, Pfizer, Schering-Plough, Merck & Co., Novartis, and AstraZeneca AB. As well, competition will significantly increase with the market introduction of generic versions of market leading statins.  There are currently generic versions of Lovastatin, Pravastatin, and Simvastatin available on the market.

Selective cholesterol absorption inhibitors are a new class of drugs for lipid management.  Our drug candidate, FM-VP4, falls into this class.  Merck and Schering-Plough have also developed a drug in this class, ezetimibe, (brand name Zetia™1) which is being marketed in the US and the EU.  Merck and Schering-Plough are now also marketing a combination drug, Vytorin™2, which combines the cholesterol absorption inhibitor, Zetia™, with Zocor™3, a cholesterol-lowering statin drug.

Maximizing the commercial success of FM-VP4 will be contingent on demonstrating that the compound is safe to use concomitantly with statins, has a differentiated product profile as compared with Zetia, and is able to reach market as the second cholesterol absorption inhibitor.

____________________________

1 Zetia™ is a registered trademark of MSP Singapore Company, LLC.

2 Vytorin™ is a registered trademark of MSP Singapore Company, LLC.

3 Zocor™ is a registered trademark of Merck & Co., Inc.

Another important subpopulation related to the treatment of dyslipidemia is a group of patients who experience side effects on statins.  It is estimated that 5-10% of the general population will not be able to use these compounds due to muscle weakness and a more serious condition called rhabdomyolysis.  Patients in this subpopulation are candidates for alternative therapies such as bile acid sequestrants, fibric acid derivatives, and nicotinic acid.  Daiichi Sankyo has developed a drug in the bile acid sequestrant class, colesevelam HCl (brand name WelChol™4) which is being marketed in the US targeting statin intolerant patients.  FM-VP4 could also potentially compete for patients in this subpopulation.

The treatment of dyslipidemia and prevention of atherosclerosis are very active areas for research and development, with most major pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies involved.

The FM-TP Series of Compounds

The FM-TP Series of Compounds were acquired by us in October 2006 through our acquisition of TheraPei Pharmaceuticals, Inc., a private company founded by Dr. John Nestor, who was appointed our Chief Scientific Officer in connection with such acquisition (See Item 4A “Acquisitions” – “TheraPei Pharmaceuticals, Inc.”).  These compounds are being designed to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases, as outlined below.  Such efforts are being conducted at our new facility in La Jolla, California under the direction of Dr. Nestor.

All of our FM-TP Series of Compounds are in early stages of preclinical development, and lead product candidates have yet to be identified. Our strategy is to capitalize on the intrinsic value of selected FM-TP Compounds through collaborative agreements and upfront milestone payments at an early stage.

Our FM-TP Series of Compounds currently under research and development are as follows:

FM-TP Series of Compounds for Metabolic Syndrome

FM-TP2000 series – Pancreatic beta cells, responsible for the release of insulin and the control of glucose levels in the body, have receptors for both neuronal and hormonal signals. These receptors normally act in a complementary fashion and, when triggered by the body’s control signals or drugs, stimulate these beta cells to release insulin more effectively as it is needed.  Recently entering the market are Byetta™5 and Januvia™6, both of which act through the stimulation of beta cell hormonal receptors.  In contrast, the FM-TP2000 series of peptide compounds are being designed to selectively and effectively stimulate beta cell receptors for the neuronal signal, the VPAC2 receptors, thus triggering a more effective insulin release in response to the presence of glucose.  If brought to market, the FM-TP2000 compounds could be first-in-class drugs to stimulate enhanced, glucose-dependent insulin release via this mechanism and would provide an alternative therapeutic approach which could achieve benefits similar to Byetta™, but also may be complementary in effect.

FM-TP4000 series – Elevated fatty acid levels in the body, associated with obesity and dyslipidemia, are known to cause an increase in synthesis of an enzyme product with inflammatory activity (SPT).  This pro-inflammatory signal has been shown to cause pancreatic beta cell death through apoptosis (“programmed cell death”).  Beta cell death leads to diabetes.  The early stage FM-TP4000 series of compounds are small molecule inhibitors of this enzymatic pathway, which would treat type 2 diabetes by preventing beta cell loss in the pancreas and preserving their insulin secreting activity. By inhibiting this pathway the early stage FM-TP4000 series of compounds also may promote the proliferation of beta cells and block insulin resistance. This has the potential to address a major unmet clinical need in treating type 2 diabetes by preserving beta cell function.

____________________________

4 WelChol™ is a registered trademark of Daiichi Sankyo.

5 Byetta™ is a registered trademark of Amylin Pharmaceuticals, Inc.

6 Januvia™ is a trademark of Merck & Co., Inc.

FM-TP5000 series – Acetyl-CoA Carboxylase 2 (ACC2) is an enzyme linked to the suppression of fat burning in the body.  The early stage FM-TP5000 library of compounds are selective small molecules designed to inhibit ACC2, and therefore accelerate fat clearance from the body, potentially slowing or blocking the progression of obesity and diabetes.

FM-TP Series of Compounds for Inflammatory Lung Disease

FM-TP3000 series – The same receptor for neuronal signals that appears in pancreatic beta cells to control insulin response, the VPAC2 receptor, also appears in smooth muscle cells in the lungs and on inflammatory cells such as mast cells.  Coincident with our preparation of a long-acting VPAC2 agonist for diabetes, we also are preparing a related series of long-acting VPAC2 agonists for asthma, designed to rapidly relax the bronchial smooth muscle and thereby act as a prompt bronchodilator, with potential anti-inflammatory activity. By selectively targeting VPAC2 receptors, the FM-TP3000 series of compounds also are designed to suppress the release of inflammatory mediators (TNF-alpha, IL-12), as well as to suppress the eosinophil response to stimuli. This may provide an alternate therapeutic approach to treating asthma, COPD and PAH.

Market Opportunity and Competition

The metabolic syndrome is an insidious and progressive disorder.  In many cases, obesity and insulin resistance lead to the development of type 2 diabetes, which is difficult to treat and carries a high risk for atherosclerotic cardiovascular diseases.

Type 2 diabetes is the most common form of diabetes. It is estimated that at least 171 million people worldwide have diabetes. Of this, approximately 135 million (90%) people have type 2 diabetes and approximately 45 million (~33.3%) people require insulin to control the disease.

There are various options currently available for the treatment of type 2 diabetes. Physicians typically recommend one or more of these options based on the severity and progression of the disease.  In fact, 60-80% of type 2 diabetics use more than one pharmacologic therapy.  There is currently no cure for type 2 diabetes.  There are several classes of type 2 diabetes drugs, such as oral medications (thiazolidinediones, sulfonylureas, biguanides, meglitinides) and insulin.  If the first line treatment with diet and oral agents is not sufficient to control the patient’s glucose levels, second line treatment has been initiation of a combination of several oral agents or initiation of insulin.  These medications vary somewhat in terms of efficacy and side-effect profiles and do not halt progression of the disease.  Recently, a promising new class of medications called incretin mimetics has been introduced and is related to the hormonal signal (“incretin”; e.g. Glucagon-Like Peptide 1, GLP-1) for the presence of food in the gut. Incretin mimetics sensitize the pancreas to release a bolus of insulin when glucose is present, typically in response to a meal.

Incretin mimetics work to increase insulin produced by the pancreas by both stimulating cells to produce insulin and by causing proliferation of beta cells.  The first member of this class, Byetta™ (GLP-1 agonist), was approved by the FDA in April, 2005 for the treatment of patients with type 2 diabetes who were failing to achieve adequate blood glucose control with traditional therapuetic agents (metformin and sulfonylureas). Byetta™ has a highly differentiated efficacy profile with a glucose-dependent mechanism of action and concomitant weight loss.  Nausea is the most frequent adverse event, occurring in approximately 60% of patients. Although generally mild, it occurs more frequently upon initiation of therapy, causing some non-compliance.  Despite this shortcoming, Byetta™ has quickly become the 4th most commonly prescribed prescription drug for diabetics in the United States, and is anticipated to grow to $2.3B by 2015.  The FM-TP2000 series of compounds have the potential to play a role in this market by exerting their effect through a separate, and complementary, physiological pathway from the GLP-1 receptor. (See “FM-TP2000 Series” above.) This provides an alternative therapeutic approach to achieve similar clinical benefit to Byetta™, potentially with a better tolerated side effect profile.

The natural incretin hormone is rapidly destroyed in the bloodstream (biological half life of minutes) by enzymatic systems such as dipeptidylpeptidase IV (DPPIV). Inhibitors of DPPIV therefore have been sought by many pharmaceutical companies, resulting in the recent marketing approval of the first-in-class agent, JanuviaTM. Inhibition of DPPIV activity decreases the rate of destruction of the natural incretin hormone and thereby increases the efficacy of the endogenous signal in improving the beta cell insulin release in response to a meal.  Another DPPIV inhibitor, Galvus™7, is approaching marketing approval.

Maximizing the commercial success of the FM-TP2000 series of compounds will be contingent on demonstrating that the compound can be dispensed on a once daily basis, that it does not cause nausea, provides a comparable effect to Byetta™ and other incretin mimetics, and can be used concomitantly with other incretin mimetics.  The success of this series is also contingent on, among other things, validating the findings in humans, the number of alternate therapies that are commercially available in the next ten years, and generic alternatives to new classes of medications.  As many as four GLP-1 Agonists and eight DPPIV Inhibitors could reach the market before 2010.  In addition to Amylin/Lilly and Merck, which now have Byetta™ and Januvia™ on the market, respectively, Novo Nordisk, Sanofi Aventis, Roche, GSK, BioRexis, and Conjuchem, Novartis, Bristol-Myers, Takeda, Glenmark, Phenomix and OSI Pharmalso have active GLP-1 Agonist and DPPIV Inhibitor clinical development programs. Bayer, Lilly and Roche also have VPAC2 Agonist programs at varying stages of development.

The FM-TP4000 series of compounds represent a new, first in class potential alternative for the treatment of type 2 diabetes that may help address the greatest unmet aspect of the disease, beta cell death.  As inhibitors of a pro-inflammatory enzyme pathway that correlates with the development of Type 2 diabetes in animal models (e.g. Zucker diabetic fatty rat), this important series of compounds may protect and prolong the life of beta cells.  The commercial success of this series of compounds will be contingent on, among other things, validating the findings in human models, and developing a drug that is safe and effective.  Furthermore, the success of the drug will be closely linked to other commercial products that have demonstrated beta cell preserving functions.  To date there is anecdotal evidence to suggest that Byetta™ may have this effect, but the effect has not been validated.

In targeting weight gain associated with increased demand for insulin and increased likelihood of insulin resistance, the FM-TP5000 series of compounds offers a new class of compounds that can potentially play a role in supporting the health of diabetic patients.  Treatments such as Xenical®8, (GI lipase inhibitor) and Meridia®9 (monoamine reuptake inhibitor) currently lead the market but have been associated with some adverse side effects and less than optimal efficacy.  The FM-TP5000 series of compounds are selective ACC2 inhibitors. Validation of ACC2 inhibition  as a therapeutic target was shown in published studies using an ACC2 knock-out mouse model, where thin fat pads, a 30% decrease in body weight and protection against the adverse effects of a high fat/high calorie “Western diet” was demonstrated.  Commercial success of these compounds is contingent on, among other things, validating the findings in humans, and developing a drug that is well tolerated without unpleasant side effects such as is seen with currently marketed drugs.  The FM-TP5000 series could potentially face intense competition from other ACC2 inhibiting compounds that are currently being sought by Abbott and other pharmaceutical companies.

The FM-TP3000 series of compounds have potential for the asthma/COPD market due to their bronchodilating effects and complementary potential for anti-inflammatory activity.  In 2005, in the seven leading pharmaceutical markets worldwide, the prevalence of asthma was estimated at 53.2 million people (2005).  56.4 million individuals were estimated to suffer from COPD, although extremely low rates of diagnosis are thought to have resulted in a treated population of less than 10 million individuals.  Current options for patients with moderate-to-severe asthma includes inhaled corticosteroids in combination with a long-acting beta 2 adrenoceptor agonists.  Combination products, such as Advair®10,

____________________________

7 Galvus™ is a registered trademark of Novartis AG.

8 Xenical® is a registered trademark of Hoffman-La Roche Inc.

9 Meridia® is a registered trademark of Abbot Laboratories, Inc.

10 Advair® is a registered trademark of Glaxo Group Limited.

account for 40% of the asthma/COPD market which is approaching $20 billion per year (Espicom Healthcare).  However the existing treatments have significant side effects. For example, inhaled corticosteroids inhibit statural growth in children as well as exposing patients to both systemic (skin thinning, cataracts, glaucoma, osteoporosis) and local side effects (rhinitis, oral candidiasis, hoarseness, etc.). Beta 2 adrenoceptor agonists have a “black box” warning for a recognized incidence of sudden death and have mechanism-related effects on heart rate. Recent labeling changes stress that beta 2 adrenoceptor agonists should not be first choice for treatment.  Commercial success of the FM-TP3000 series of compounds is contingent on, among other things, developing a product that provides the same bronchodilating effects as beta 2 andrenoceptor agonists and a safer side effect profile. The potential of VPAC2 agonists to cause an anti-inflammatory effect, demonstrated in animal models, makes this target particularly attractive for drug development.  The compounds could potentially face competition from other VPAC2 Agonists.  AstraZeneca supported a human trial on a short acting VPAC2 Agonist but development status is not known at this time.  Furthermore, the FM-TP3000 series of compounds would face competition from potential next generation beta 2 andrenoceptor agonists.  For example, GSK and Theravance have a joint development program to produce once daily beta 2 andreonceptor agonists, however the safety profile is not yet determined.

Our Nutraceuticals

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. A second niche within the nutraceuticals category is dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol, safely and naturally. LDL cholesterol or LDL-C is generally recognized as a significant risk factor for cardiovascular disease.

Reducol™ is a unique blend of naturally occurring compounds, known as plant sterols or phytosterols, derived from non-Genetically Modified Organism (“non-GMO”) sources, such as coniferous trees.  It is generally recognized that plant stanols/sterols can help enhance LDL-C lowering as part of a broader lifestyle changes approach.

In Europe, Reducol™ can now be found in dairy products such as yogurt, yogurt drinks, cheese and margarine spread. Worldwide, Reducol™ can also be found in such items as chocolate truffles and dietary supplements.  To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.  However, in June 2006 we established a joint venture with Fayrefield Foods Ltd. of Crewe, U.K. (“Fayrefield”), to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe.   See “Forbes-Fayrefield Joint Venture” above.   We also sell sterol esters and other phytosterol products as phytosterol functional food ingredients.

In 2005, the US functional food market represented US$26.5 billion and dietary supplements accounted for US$21.3 billion.  We believe that the growth in this industry is fuelled by factors such as: (i) increased awareness of the link between diet and health; (ii) aging populations in developed countries; (iii) governments seeking to reduce healthcare costs; (iv) food and beverage manufacturers seeking product differentiation; and (v) scientific studies linking ingredients to health benefits.

Reducol™

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

As a cholesterol-lowering agent, we believe that there are a number of positive aspects to Reducol™ such as:

•

the ability to help reduce total cholesterol and LDL-C;

•

a favorable safety profile;

•

an absence of taste and odor;

•

the ability to be incorporated into a wide variety of fatty, low-fat and no-fat foods and beverages;

•

its origin from natural and non-genetically modified plant constituents; and

•

the ability to be incorporated into certain foods without esterification.

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

Our primary purpose in entering into the joint venture in 2001 was to create a supply source for Reducol™.  Since then, alternative supply sources for sterols have developed.  In addition, we believe that owning an interest in a sterol manufacturing facility is no longer critical to our business strategy in the nutraceutical area.

Accordingly, in March 2006, we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  Prior to the closing of the sale, in February 2006, we signed a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  We have agreed to purchase, and Phyto-Source has agreed to manufacture and supply, certain minimum quantities of wood sterols annually.  In the event that such minimum quantities are not purchased or supplied, the party in default will be required to compensate the non-defaulting party for a percentage of the value of the sterols not purchased or supplied, as the case may be. We agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.  In addition, we have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. This agreement in no way prevents us from marketing and supplying Reducol™ and other value added sterol products, such as sterol esters.

Reducol™ and Functional Foods

Our phytosterols can be incorporated into a wide variety of foods, including low-fat and no-fat foods.  We have developed technology for the use of our phytosterols in the following broad food categories: cereal bars, fruit juices, cheese, yogurt, milk, and other dairy products, cooking oils, salad dressings, fat spreads and confectionary items.

In November 2004, we announced that we had signed a 5-year sales and licensing agreement with Fayrefield of Crewe, UK to supply Reducol™ for use in milk-based drinks.  This announcement followed the approval, announced earlier that month, by the European Commission for the use of Reducol™ in milk-based beverages.  Fayrefield specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America.

Since entering into our agreement with Fayrefield in late 2004, we have been working closely with Fayrefield to develop products incorporating Reducol™ for distribution and sale by Tesco Stores Ltd. in the U.K. On December 20, 2005, we announced that Reducol™ had been launched in the UK by Tesco, the UK’s largest retailer, under their own private label.   Tesco is currently selling a yellow-fat spread (margarine), yogurt, and yogurt drink incorporating Reducol™ under their own private label brand.  Fayrefield has also developed their Heartfelt Plus Natural Cheese incorporating Reducol™, which was launched by Wal-Mart / ASDA, the U.K.’s second-largest retailer, in May, 2006 and by Tesco in August, 2006.

Also in November 2004, we announced that we have agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company focusing on the prevention of cardiovascular diseases. Scanvit's core competency is in developing new markets for dietary supplements and functional foods in Scandinavia, the Baltic countries and Russia. As a result of our relationship with Scanvit, in May 2005 we announced that Kesko of Finland had launched a range of yogurts incorporating Reducol™. The yogurt is sold under the “Pirkka” premium brand name.  In September 2006, we announced that Kesko had expanded their Pirkka range of products.  (See Item 4 – “Information on the Company” – Other Important Events Since January 1, 2006”.

In June 2006, we announced that the Netherlands’s largest retailer, Albert Heijn, had launched a range of cholesterol-lowering dairy products incorporating Reducol™.  The product range, marketed under the Albert Heijn private label brand, includes a margarine spread, a spoonable yogurt, and 'original' and 'strawberry flavor' yogurt drinks.  The finished products are being supplied to Albert Heijn through Forbes-Fayrefield, a joint venture formed by us with Fayrefield in June 2006.  (See Item 10C “Material Contracts” – “Forbes-Fayrefield”).

In October 2006, we announced that Champion, based in France (a Groupe Carrefour banner), would be selling five dairy products containing Reducol™. The products include; original and strawberry flavored yogurt drinks, a mixed strawberry and apricot flavored yogurt, and an all natural (fruit base) set yogurt.

In January 2007, we announced that one of Portugal's largest retail chains, Jeronimo Martins, had launched a range of dairy products incorporating Reducol™, and would begin offering a Strawberry Flavor Yogurt Drink, Original Flavor Yogurt Drink & UHT Milk under the Salutare private-label brand.  Subsequently that month we announced the expansion of Reducol™-based products in Portugal through one of its largest food retailers, Modelo Continente, which would be featuring the ingredient in a range of dairy products marketed under the Modelo Continente private-label brand, including a Strawberry Flavor Yogurt Drink, Original Flavor Yogurt Drink, UHT Milk and Dairy Spread.

We are currently selling a chocolate truffle product containing Reducol™ for distribution in the United States by Designs for Health, a private U.S. company which markets nutritional products and services exclusively to health care professionals.

Reducol™ and Dietary Supplements

Reducol™ has been incorporated by Pharmavite LLC of California into its nationally distributed dietary supplement, Nature Made® Cholest-Off™. This supplement is sold through mass-market channels including food, drug and mass merchandising stores. In March, 2003, we announced that we had extended our supply and licensing contract with Pharmavite for up to three years, and in February, 2006, we announced that we had again extended our supply and licensing contract with Pharmavite until mid 2007.  Our contract with Pharmavite will end in June, 2007, and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  Failure to renew or otherwise extend this contract have a material adverse effect on our product sales and revenue.

In July 2003, we announced that we had signed a licensing and sale agreement with Iljin Pharmaceuticals to supply Reducol™ for use in dietary supplements and functional food products in South Korea.   We terminated the agreement with Iljin in February 2007 due to failure of Iljin to meet the terms of the agreement.

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

Phytosterol and Other Revenue

Revenues from continuing operations for the year ended December 31, 2006 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Our Total Revenues can be broken down as follows:

Summary: (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Sales-phytosterol products	$ 5.3	$ 3.8	$ 2.4
Sales-finished goods	0.7	–	–
Licensing	0.1	0.2	0.2
Phytosterol revenues	6.1	4.0	2.6
Interest and other	1.1	0.4	0.4
Total revenues	$ 7.2	$ 4.4	$ 3.0

Our Phytosterol revenues can be broken down geographically as follows:

Annual Export Sales by Product	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
(percentage of total phytosterol revenues)
Sterol Ingredient
North America	56%	84%	98%
Europe	28%	16%	2%
Other	4%	0%	–

Finished Goods With Sterols
North America	–	–	–
Europe	12%	–	–
Other	–	–	–

All of our phytosterol revenues were derived from sales to arms-length customers.

In the year ended December 31, 2006, majority of our revenue was generated from four customers (December 31, 2005 – two customers, December 31, 2004 – one customer).  Customer A accounted for 38% (2005 – 81%, 2004 – 94%), Customer B accounted for 18% (2005 – 0%, 2004 – 0%), Customer C accounted for 12% (2005 – 0%, 2004 – 0%), and Customer D accounted for 11% (2005 – 5%, 2004 – 0%) of revenue. For 2006, 57% of sales are recorded in the USA, 40% of sales are recorded in Europe and the balance in Asia.

Competition

The functional food market is intensely competitive. In the phytosterol functional food market in particular, a number of players have substantial name recognition and financial, technical and marketing expertise.  These include McNeil Consumer Healthcare, a Johnson and Johnson company (“J&J”); Unilever NV Company (“Unilever”), Raisio and Tesco.

In Europe, Tesco is now competing with Raisio and Unilever in marketing a full range of cholesterol-lowering products.  In addition, the Danone Group has recently introduced a cholesterol-lowering yogurt in Europe which is being aggressively marketed throughout the European Union.

While Tesco’s products incorporate our branded ingredient Reducol™, Unilever, McNeil, Raisio and Danone use sterol ingredients from competitive sources. Leading sterol suppliers are Phyto-Source, Arboris, Cargill, Cognis and ADM. Of these, only Phyto-Source and Arboris are suppliers of wood sterols, which are a type used in the manufacture of Reducol™.  However, while wood sterols are non-genetically modified and as such have some consumer attractiveness, particularly in Europe, over other sterol products, the two classes of sterols do compete and accordingly, Reducol™’s competitors include genetically modified sterols derived from other than wood sources.

In the United States, there has been significant growth within the last year of functional food products marketed to have a cholesterol-lowering effect, including products containing phytosterols and products containing soluble fiber.  However, existing products such as margarine spreads containing phytosterols have experienced flat, or decreases in sales.  As well, the US market for phytosterol containing products still remains smaller in comparison to Europe. We will be competing in the U.S., directly and indirectly, primarily with Cognis, Cargill, Archer Midlands Daniels, Raisio and J&J, all of whom have substantially more resources than us and who also have a greater market presence than we do.  Currently, our competitors’ cholesterol-lowering products are being incorporated in the United States into food products such as orange juice, cereal, margarine spreads, yogurts, granola bars, milk drinks and chocolate bars.

The dietary supplement market is very competitive as well as highly fragmented due to the diverse nature of the supplements available. According to the Nutrition Business Journal, dietary supplement manufacturers include companies such as Royal Numico, Wyeth, Bayer and Bristol Myers Squibb/Mead Johnson.

Marketing Activities

We are continuing to concentrate our marketing efforts for Reducol™ primarily in Europe, which we believe remains the most mature market internationally in terms of consumer acceptance of, and demand for, phytosterol – containing foods.   Accordingly, we plan to continue our marketing efforts in Europe with a view to growing both our product and customer base.  At the same time, we also continue to look to markets outside Europe, primarily in the U.S. and Asia-Pacific countries, as the functional food markets in those regions continue to mature. In the dietary supplement market, our focus will continue to be on the United States.

Technology Licenses Granted to the Company

In 1995, we obtained a license of certain laboratory level phytosterol extraction technology developed at UBC (the “Tall Oil License”).  This license relates to the preparation and purification of sterol compositions from tall oil soap, the actual compositions of the sterols, and the use of these compositions and derivatives thereof as agents to prevent or treat lipid disorders. Pursuant to the Tall Oil License, as amended, we have agreed to:

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

Research and Development

In the prescription pharmaceutical area, our focus will remain primarily on cardiovascular and related diseases, including those associated with Metabolic Syndrome.  (See above “Our Pharmaceuticals”).

In the functional food and nutraceuticals area, we are carrying out research and development (“R&D”) of new products, including food and beverages, which are low fat and no fat.

For the years indicated below, our expenses related to research and development were:

Period	Expenses for Year
Year ended December 31, 2006	$9.6 million
Year ended December 31, 2005	$11.0 million
Year ended December 31, 2004	$5.6 million

For the year ended December 31, 2006, $6.1 million (2005 - $7.4 million, 2004 - $3.0 million) of R&D costs were incurred on the FM-VP4 project.  R&D expenditures on the development of our FM-VPx Library of Compounds were $0.6 million in fiscal 2006 (2005 - $0.8 million, 2004 - $0.3 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.7 million in the year ended December 31, 2006 (2005 - $0.7 million, 2004- $0.5 million). In 2006, allocation of stock based compensation to R&D was $0.8 million (2005 - $0.8 million, 2004 - $0.9 million).

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

Australia

Novel Foods:  The Australian New Zealand Food Authority approved our sterols for use in vegetable oil spreads in May, 2002.  An application for use of Reducol™ in milk drinks was filed with the Food Authority in May 2003. The application was approved in December 2006.

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

Dietary Supplements:  In 2004, regulations for Natural Health Products (NHP) were passed in Canada. This regulatory route allows the marketing of phytosterols in standard dosage forms such as tablets, capsules, and syrups. Therapeutic and health claims for phytosterols in Natural Health Products are permitted under these regulations. Separate applications have been made to NHP to sell Reducol™ in tablets, soft gelatin capsules and in soft gelatin capsules with Reducol™/Omega-3-fatty acids.  The Natural Health Products Directorate currently has a very large backlog of applications. The time required for approval is expected to be lengthy.

Intellectual Property

Patents, trademarks and other proprietary rights are important to us. Our strategy is to build a strong patent portfolio to protect technology that we consider important to the development of our business, and to adopt, register, promote and protect our trademarks for our branded products.  We also rely upon trade secrets to maintain our competitive position.

As of March 1, 2007 we hold, directly or indirectly through license, rights to 191 patents and pending patent applications in the United States and worldwide, of which 17 are exclusively licensed from UBC.  Many of the 191 patents and patent applications are interrelated and in effect assert rights to substantially similar inventions in different jurisdictions. Some are patents granted across the European Patent Community and have been validated in 18 or more of the available jurisdictions. In the United States, we have 7 issued patents, and 34 pending patent applications.  In addition to the United States, we have patents issued in China, Japan, Canada, Norway, Russia, South Africa, New Zealand and all countries of the European Patent Community.

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

The 174 patents and applications not licensed from UBC comprise additional therapeutic applications or indications for sterol compositions, formulations and delivery vehicles comprising sterol compositions, sterol-based derivatives, additional therapeutic indications for these derivatives, sterol-based combinations for use in lowering serum cholesterol,  compositions comprising sterols and additional components to assist in food and nutraceutical formulations. Also included in this 174 patents and applications are patents and pending applications covering technology assigned to us by TheraPei. This technology includes:

1)

the FM-TP2000 series of peptide compounds which are being designed to selectively and effectively stimulate the neuronal receptors of beta cells, called VPAC2 receptors, thus triggering insulin release;

2)

the FM-TP4000 series of compounds which would treat diabetes by preventing beta cell loss in the pancreas and preserving their insulin secreting activity; and

3)

the FM-TP3000 series of compounds which are long-acting VPAC2 agonists for asthma.

Notices of Opposition have been filed against four patents allowed in Europe, one covering sterol compositions, which includes the Reducol™ composition, one covering the process, which is currently used by Phyto-Source, to extract and purify phytosterols from tall oil pitch, one covering a process of microfluidizing or reducing the particle size of phytosterols to facilitate formulation and the final opposition covering a process of uniformly incorporating sterols in oils and fats by melting. All of these oppositions are filed by third parties on the ground that the patent claims are not unique and inventive.  There can be no assurance that all of these patent claims will ultimately be upheld.   If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.   In 2006, one of our patents, on which we are not currently reliant, was revoked, however, we have appealed this decision and may pursue the appeal so that we can explore the use of this technology in the future. (See Item 8A “Legal Matters” – “Patent Oppositions”)

C.

Organizational Structure

Subsidiaries  We have three wholly-owned subsidiaries as follows:

•

Forbes Medi-Tech (USA) Inc. (“Forbes USA”) was incorporated under the laws of the state of Delaware on December 8, 2000 and holds our 100% interest in Forbes Medi-Tech (Research) Inc

•

Forbes Research & Manufacturing Inc. (“Forbes Manufacturing”) was incorporated pursuant to the provisions of the Canada Business Corporations Act on December 1, 1998.  Forbes Manufacturing was formed to operate our pilot manufacturing process development plant for phytosterol products in Amqui, Quebec.  We sold the Amqui Plant in August 2002 for staged payments of $1.6 million.

•

Forbes Medi-Tech (Research) Inc. (“Forbes Research”), a wholly owned subsidiary of Forbes Medi-Tech (USA) Inc. was acquired as TheraPei Pharmaceuticals, Inc., and then the name was changed on October 26, 2006 to Forbes Medi-Tech (Research) Inc.  The original company, TheraPei Pharmaceuticals, Inc., was incorporated under the laws of the state of Delaware on August 9, 2004.

We also have a 51 % interest in the following entity:

•

Forbes-Fayrefield Limited (“Forbes-Fayrefield”) is a company limited by shares and incorporated in England under the English Companies Act 1985. Forbes-Fayrefield purchases and resells food products containing Forbes’ proprietary ingredient, Reducol™ throughout the European Union.  We have an initial 51% interest in Forbes-Fayrefield for an initial investment of £10,200, and Fayrefield has the remaining 49% initial interest for an initial investment of £9,800.  The Board of Directors of Forbes-Fayrefield consists, and under the agreement with Fayrefield will continue to consist, of an equal number of nominees of Forbes and of Fayrefield.

Our current organizational structure and our subsidiaries and associates are illustrated as follows.  Percentages shown are our percentage ownership interest in the relevant entity.  Solid lines indicate a 100% interest; dotted lines indicate an interest less than 100%.

D.

Property, Plants and Equipment

Corporate Offices

•

We lease approximately 9,500 square feet of office space at executive offices located in Vancouver, British Columbia at an annual cost of approximately $262,000.

Other Facilities

•

We lease approximately 2,500 square feet of laboratory/office space in La Jolla, California at an annual cost of approximately $135,000 per year. These premises are used for conducting research on the FM-TP compounds.

•

We rent, on a month to month basis, approximately 2,000 square feet of laboratory/office space at the UBC Foods Sciences Building, located on the UBC campus in Vancouver, British Columbia.

•

We, through our interest in Forbes-Fayrefield, pay our 51 % proportionate share of office operating costs to Fayrefield Foods Limited.

ITEM 5

Operating and Financial Review and Prospects

Except for historical information, this review contains forward-looking statements which involve known unknown risks, delays, uncertainties and other factors not under our control.  See “Note Regarding Forward Looking Statements” and Item 3D, “Risk Factors”.

The following discussion is based on the consolidated financial statements included in the annual report which have been prepared in accordance with accounting principles generally accepted in Canada.  These principles differ in certain material respects from those accounting principles generally accepted in the United States.  These differences are described in note 19 of our consolidated financial statements.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements in conformity with accounting principles generally accepted in Canada.  Actual results could differ significantly from those estimates under different assumptions and conditions.

There are several accounting policies that we believe are critical to the presentation of our consolidated financial statements.  Note 2 - “Significant accounting policies” to our consolidated financial statements summarizes each of our significant accounting policies.  Those accounting policies should be read in conjunction with the other notes to our consolidated financial statements and management’s discussion and analysis of results of operations and financial condition described in this “Operating and Financial Review and Prospects.”

We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Set out below are certain of our accounting policies that we believe are critical to the presentation of our consolidated financial statements.

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

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 11 (g) of the consolidated financial statements.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 11(i) of the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004).

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

Income taxes  Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

Operating Results  As we are continuing to further our pharmaceutical research of novel compounds, future losses are anticipated and additional financing will be required.  Our eventual profitability is dependent on many factors, including, but not limited to, successful development and market acceptance of our products and services, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of our products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of our future research and development activities or the financing thereof.

BASIS OF PRESENTATION

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interests in Forbes-Fayrefield Ltd. (”Forbes-Fayrefield”).  We account for our interests in Forbes-Fayrefield using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

For the fiscal year ended December 31, 2006, we reported a net loss of $10.8 million ($0.29 per share) compared with a net loss of $12.8 million ($0.38 per share) for the year ended December 31, 2005, and a net loss of $8.0 million ($0.25 per share) for the year ended December 31, 2004.

In February 2006, we announced the decision to dispose of our interest in the Phyto-Source joint venture. Our analysis will focus on the continuing operations, assets and liabilities of Forbes Medi-Tech Inc. and we will present separately the Phyto-Source operations, assets and liabilities under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the consolidated financial statements ended December 31, 2006 and in the following analysis. Results for the year ended December 31, 2005 and 2004 have also been reclassified to reflect this treatment.

For the fiscal year ended December 31, 2006, we reported a net loss from continuing operations of $17.8 million ($0.48 per share) compared with a net loss of $16.5 million ($0.48 per share) for the year ended December 31, 2005, and a net loss of $12.2 million ($0.38 per share) for the year ended December 31, 2004.

To-date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception. We expects to continue incurring operational losses until the earnings from commercialization of one or more of our products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2006 our accumulated deficit was $89.6 million.

RESULTS OF CONTINUING OPERATIONS

The following table summarizes our results of continuing operations and selected financial information for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.

Summary: (millions of $ except per share values)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Revenues	$ 7.2	$ 4.4	$ 3.0
Expenses	(24.9)	(20.9)	(15.2)
Income taxes	(0.1)	–	–
Loss from continuing operations	$ (17.8)	$ (16.5)	$ (12.2)

Loss per share from continuing operations-basic and diluted	$ (0.48)	$ (0.48)	$ (0.38)

REVENUES

Revenues from continuing operations for year ended December 31, 2006 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Summary: (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Sales-phytosterol products	$ 5.3	$ 3.8	$ 2.4
Sales-finished goods	0.7	–	–
Licensing	0.1	0.2	0.2
Phytosterol revenues	6.1	4.0	2.6
Interest and other	1.1	0.4	0.4
Total revenues	$ 7.2	$ 4.4	$ 3.0

Phytosterol revenues have increased to $6.1 million for the year ended December 31, 2006, compared with $4.0 million for the year ended December 31, 2005, and $2.6 million for the year ended December 31, 2005. Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and Phyto-S Sterols), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies.  Sales of phytosterols products were $5.3 million for the year ended December 31, 2006, compared with $3.8 million for the year ended December 31, 2005, and $2.4 million for the year ended December 31, 2004.  The increase in phytosterol product sales for the year ended December 31, 2006 and the year ended December 31, 2001 is primarily as a result of the increase sale of Reducol™ and related sterol products in the European Union.

In the year ended December 31, 2006, we recognized revenue of $0.7 million, which represents our 51 % proportionate share of the Forbes-Fayrefield joint venture sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

In the year ended December 31, 2006, majority of our revenue was generated from four customers (December 31, 2005 – two customers, December 31, 2004 – one customer).  Customer A accounted for 38% (2005 – 81%, 2004 – 94%), Customer B accounted for 18% (2005 – 0%, 2004 – 0%), Customer C accounted for 12% (2005 – 0%, 2004 – 0%), and Customer D accounted for 11% (2005 – 5%, 2004 – 0%) of revenue. For 2006, 57% of sales are recorded in the USA, 40% of sales are recorded in Europe and the balance in Asia.

OPERATING EXPENSES

Summary: (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Research and development	$ 9.6	$ 11.0	$ 5.6
General and administrative	6.5	5.6	7.0
Cost of sales	5.9	2.5	1.5
Marketing, sales & product development	2.8	1.6	1.0
Depreciation/amortization	0.1	0.2	0.1
Total operating expenses	$ 24.9	$ 20.9	$ 15.2
On a monthly average basis/ Per month:	$ 2.1	$ 1.7	$ 1.3

Research and development   Our research and development (“R&D”) expenses for the year ended December 31, 2006, totalled $9.6 million compared with $11.0 million for the year ended December 31, 2005 and $5.6 million for the year ended December 31, 2004.

In 2006, the R&D expenses were directed mainly on the continuing work on the U.S. Phase II clinical trial.

The increase in R&D expenditures in fiscal 2005 over 2004 was mainly due to the Phase II clinical work on FM-VP4, including the 90 day toxicity study as well as the commencement of our U.S. Phase II clinical trial.

For the year ended December 31, 2006, $6.1 million (2005 - $7.4 million, 2004 - $3.0 million) of R&D costs were incurred on the FM-VP4 project.  R&D expenditures on the development of our Library of Compounds were $0.6 million in fiscal 2006 (2005 - $0.8 million, 2004 - $0.3 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.7 million in the year ended December 31, 2006 (2005 - $0.7 million, 2004 - $0.5 million). In 2006, allocation of stock based compensation to R&D was $0.8 million (2005 - $0.8 million, 2004 - $0.9 million).

Patent and regulatory related costs were $1.4 million in fiscal 2006 (2005 - $1.3 million, 2004 - $0.9 million). The increase in 2005 was related to work in the nutraceutical area in connection with the launch by Tesco of products containing Reducol™.

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2006 totaled $6.5 million, compared with $5.6 million in fiscal year 2005 and with $7.0 million in fiscal year 2004.  By type of costs incurred, G&A for 2006 consists of professional services - $1.2 million (2005 - $1.2 million, 2004 - $1.8 million), salaries and benefits - $1.8 million (2005 - $1.6 million, 2004 - $1.2 million); travel - $0.4 million (2004 - $0.4 million, 2004 - $0.3 million); occupancy costs - $0.3 million (2005 - $0.2 million, 2004 - $0.2 million); and operations - $1.7 million (2005 - $1.2 million, 2004 - $1.5 million).  In addition, for the year ended December 31, 2006, we recorded a foreign exchange loss of $0.4 million (2005 - $0.2 million, 2004 - $0.5 million). In 2006, allocation of stock based compensation to G&A was $0.7 million (2005 - $0.8 million, 2004 - $1.5 million).

Related party transactions. Included in professional services for the year ended December 31, 2006 were payments for legal services of $229,000, made to Cawkell Brodie Glaister LLP, a law firm of which our Corporate Secretary, Nancy Glaister, is a partner ($246 thousand for the year ended December 31, 2005) (May 26, 2004 [date of appointment] to December 31, 2004 - $129 thousand). In the year ended December 31, 2004 we paid $12 thousand to Catalyst Corporate Finance Lawyers, a law firm of which Jim Heppell, our former Corporate Secretary, was a partner.

Until May 18, 2005, the Chair of the Audit Committee, Nitin Kaushal, received $1 thousand for each non-meeting day during which he performed Audit Committee services. In the year ended December 31, 2005, we paid to Mr. Kaushal, a director of the Company, $6 thousand ($14 thousand for the year ended December 31, 2004) for such services. Since then, fees for Mr. Kaushal’s additional duties as Audit Committee Chair have been included in his remuneration as such. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Included in fiscal 2004 professional services are payments for the termination of a consulting contract resulting in an early payout of $630 thousand, as per the terms of the contract. The contract was with a company controlled by Tazdin Esmail, a former director, pursuant to which we paid consulting fees of $75 thousand, in the period ending May 26, 2004, the date of Mr. Esmail’s resignation as a director.

Cost of sales (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2006 totaled $5.9 million on phytosterol revenues of $6.0 million, or 98% of phytosterol revenues, for the year ended December 31, 2005 - $2.5 million on phytosterol revenues of $3.8 million or 66% of phytosterol revenues. The increase in percentage is attributable to selling higher cost product acquired in the prior year, inventory valuation adjustment, competitive customer pricing adjustments and lower margins being realized on the sales of finished goods, sold through Forbes-Fayrefield.

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written down inventory below cost, we do not subsequently write it up.

In 2006, we recognized approximately $0.5 million of inventory reserves on excess inventories, which is included in Cost of Sales.

Cost of Sales for the year ended December 31, 2005 totalled $2.5 million on phytosterol revenues of $3.8 million or 66% of phytosterol revenues and for the year ended December 31, 2004 - $1.5 million on phytosterol revenues of $2.4 million or 63% of phytosterol revenues.

Having entered into a long-term supply agreement at the time of our disposition of Phyto-Source, for the supply of Reducol™ and other wood sterols, we expect to achieve improved Cost of Sales of ingredients over time.

Marketing, sales & product development (“Marketing”) totaled $2.8 million for 2006 compared with $1.6 million incurred in 2005. The increase is attributable to an increase in staffing levels and added expenditures in the area of product improvements. Marketing expenses 2004 totaled $1.0 million.  The increase in 2005, compared to 2004, was attributable to an increase in staffing levels and additional expenditures associated with the European product launches.  In 2006, allocation of stock based compensation to Marketing was $0.3 million (2005 - $0.2 million, 2004 - $0.4 million).

Stock-based compensation Stock-based compensation expense totaled $1.8 million for the year ended December 31, 2006 compared with $1.8 million for 2005 and with $2.8 million for 2004.  Of the $1.8 million of stock-based compensation expense recorded in 2006, $1.6 million (2005 - $1.8 million, 2004 - $1.9 million) relates to employee and $0.2 million (2005 - insignificant amount, 2004 - $0.9 million) to non-employee option grants. The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

For the years December 31, 2006, 2005 and 2004, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Research and development	$ 0.8	$ 0.8	$ 0.9
General and administrative	0.7	0.8	1.5
Marketing, sales and product development	0.3	0.2	0.4
	$ 1.8	$ 1.8	$ 2.8

DISCONTINUED OPERATIONS - PHYTO-SOURCE

The following table summarizes our results of discontinued operations of Phyto-Source for the years ended December 31, 2006, 2005 and 2004.

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source, and on March 14, 2006, we finalized an agreement to sell our interest for US$25 million (Cdn$28.9 million, based on then current exchange rates). On the sale, we recognized a net gain of $7.0 million, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1.7 million, $0.1 million in transaction fees, $7.2 million in income tax expense, less $0.8 million in a future tax liability reversal.

Summary: (millions of $ except per share values)	Year ended December 31, 2006(i)	Year ended December 31, 2005	Year ended December 31, 2004

Revenues	$ 2.5	$ 16.5	$ 14.6
Expenses	(2.0)	(10.4)	(9.5)
Income taxes	(0.5)	(2.4)	(0.9)
Income from discontinued operations	$ –	$ 3.7	$ 4.2

Gain from disposal of discontinued operations	7.0	–	–

Income per share from discontinued operations Basic and diluted	$ 0.00	$ 0.10	$ 0.13
Gain per share from disposal of discontinued operations, basic and diluted	$ 0.19	–	–

(i) our proportionate share of the Phyto-Source operations for the period from January 1, 2006 to March 14, 2006 (date of disposal).

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

Our net cash and cash equivalents as of December 31, 2006 totaled $15.3 million, compared with $9.3 million as at December 31, 2005.  We had working capital of $19.4 million at December 31, 2006 (2005 – working capital $12.8 million). The increase in cash and working capital in 2006 is mainly attributable to the receipt of the proceeds of US$25 million (Cdn$28.9 million, based on then current exchange rates) on the sale of our interest in Phyto-Source, offset by operating losses.

Cash used in continuing operating activities was $17.7 million in fiscal 2006, compared to $17.1 million in fiscal 2005 and $8.4 million in fiscal 2004.  Net cash used in continuing operations for 2006 was primarily a result of the net loss of $10.8 million for the period adjusted for non-cash expenses and discontinued operations items, and increases in non-cash operating items of $1.9 million, primarily relating to increases in inventories of $4.8 million, offset by a decrease in prepaid expenses of $2.3 million and an increase in accounts payables of $1.6 million. Inventories, a non-cash operating asset, have increased in anticipation of future product launches of functional foods containing Reducol™ and as a result of the accounting recognition of the $1.5 million of prepaid profit recognized as a prepaid item in 2005. Net cash used in continuing operations for 2005 was primarily a result of the net loss of $12.8 million for the period adjusted for non-cash expenses and discontinued operating items, and increases in non-cash operating items of $2.5 million, primarily relating to increases in inventories of $1.2 million and prepaid expenses of $2.6 million offset by an increase in accounts payables of $1.2 million. Prepaid expenses and deposits increased due to the U.S. Phase II clinical trial of FM-VP4 and an amount recognized as a prepayment of profit attributable to the proportionate accounting treatment of the inventory purchased from Phyto-Source.  This amount of $1.5 million was recognized for accounting purposes when the inventories upon completion of the sale of our interest in the Phyto-Source joint venture. Net cash used in continuing operations for 2004 was primarily a result of the net loss of $9.4 million for the period adjusted for non-cash expenses and discontinued operating items, and decreases in non-cash operating items of $1.0 million, primarily relating to an increase in accounts payables of $0.9 million.

Investing activities in the year ended December 31, 2006 realized $28.3 million relating to the proceeds of $28.9 million on disposal of our interest in Phyto-Source, less $0.4 million invested in intangible assets arising on the acquisition of TheraPei and $0.2 million in capital assets. Investing activities generated net cash of $5.5 million in 2005 and used net cash of $4.9 million in 2004.  Cash provided in 2005, resulted primarily from $6.0 million transferred from short-term investments offset by expenditures of $0.3 million, which was used in the acquisition of capital assets.  Cash used in 2004 was primarily used in the acquisition of short-term-investments, offset by the final receipt of proceeds from the divestiture of the AD/ADD technology.

In fiscal 2006, financing activities provided $0.6 million of cash compared with $5.1 million in 2005 and $14.1 million in 2004. In 2006, funds generated from financing activities resulted from the exercise of options and warrants.  In November 2005, we completed a private placement, which contributed US$6.0 million (Cdn$7.0 million, before $0.8 million of share issue costs).  Funds used in financing activities in 2005 were primarily used for repayment of loans and capital leases associated with the discontinued operations. In fiscal 2004, financing activities consisted primarily of a private placement financing completed in January of 2004 in the amount of US$10.7 million (Cdn$12.9 million, net).

After taking into consideration the proceeds of sale of our interest in Phyto-Source in March, 2006, our planned research and development expenditures in both the pharmaceutical and nutraceutical areas and assuming we do not incur any unanticipated expenses, we consider that our working capital will be sufficient to finance operations through the Q2 2008. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in our projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CONTRACTUAL OBLIGATIONS

As at December 31, 2006 (millions of$)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Operating lease obligations (i)	$ 1.6	$ 0.4	$ 0.6	$ 0.6	–
Sterol supply agreement (ii)	22.4	6.0	11.2	5.2	–
Research and development contracts (iii)	0.2	0.2	–	–	–
Total	$ 24.2	$ 6.6	$ 11.8	$ 5.8	–

(i)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter

(ii)

Sterol supply agreement

(iii)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

For a discussion of our commitments, contractual obligations and contingencies, see note 12 to our consolidated financial statements and Item 5B, “Liquidity and Capital Resources”.

ITEM 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the name, date of birth, and the positions and offices held by our directors and senior management with us as of March 29, 2007, their respective business experience, functions and areas of experience in the company, and the period during which each director or executive officer has served as such.  Each director of our Company holds office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. Each executive officer holds office at the discretion of the Board of Directors.

Name, Date of Birth, and Office Held with the Company(1)	Business Experience, Functions and Areas of Experience in the Company(1)	Period Served
Charles A. Butt, B.Comm. March 22, 1951 Director, President and Chief Executive Officer

President of the Company since April 2001 and Chief Executive Officer since March 2002; Senior Vice President, Commercial Operations of the Company July 2000 to March 2002; Executive Vice President & Chief Operating Officer March 2002 to April 2001; President, The Charson Group Inc., April 1995 to present.

Director since September 9, 1999
Percy Skuy, Dipl. Pharm.(2) (3) (4) February 17, 1932 Director

Retired, July 1995 as President of Ortho Pharmaceutical and Ortho-McNeil Inc. affiliates of Johnson and Johnson, involved in family planning, immunology and psychiatry – 1973 to July 1995.  Currently is a Health Care Consultant.

Director since November 3, 1997
Donald Buxton, Dipl. Physical Therapy (3) (4) January 14, 1933 Director

Chairman of Labopharm Inc., a specialty pharmaceutical company developing novel drug products using proprietary drug delivery technologies, July 2000 to February 2005; President and Chief Executive Officer of Labopharm Inc., February 1997 to July 2000; Consultant, January 1995 to February 1997; Currently is a Health Care Consultant.

Director since November 1, 2000
Joe Dunne, B.Sc., Ph.D. (2) (3) (4) April 16, 1942 Director

Dr. Dunne is an independent consultant to the food industry.  Director of Westgate Biologicals Ltd., a start-up company in the Health Sciences area, 1999 to present; Chairman of the Board and Chief Executive Officer of Westgate Biological Ltd. June 1999 to December 2003; President, Cultor Food Science 1997 to 1999; President of Quest (Food) International NA 1993 to 1997.

Director since December 13, 2000
Lily Yang, Ph.D. (4) May 31, 1947 Director

Dr. Yang is currently Chairman of the Board, TheraLife, Inc. 2006 to present, a private company involved in innovative botanical drugs and drug delivery technology; President & CEO of TheraLife from 2000-2006.

Director since March 13, 2002
Nitin Kaushal, B.Sc., CA (2) September 30, 1965 Director

Managing Director Desjardins Securities July 2005 to present, Institutional Sales Orion Securities January 2005 to July 2005, Managing Director, McFarlane Gordon/ Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; Managing Director, HSBC Securities from June 1997 to July 2001.

Director since September 15, 2003
Laura Wessman, B.A.Sc, B.Sc, M.B.A. November 28, 1966 Senior Vice President, Operations

Senior Vice President, Operations, January 2006 to present; Senior Vice President, Corporate Development of the Company January 2004 to January 2006; Vice President, Business Development of the Company October 2002 to January 2004; Marketing Manager December 2000 to October 2002; Plant Manger, Cominco Engineering Services Ltd., May 1996 to November 1999

Senior VP, Operations since January 2006
David Goold, CA February 14, 1955 Chief Financial Officer

Chief Financial Officer of the Company October 2004 to present; Vice President, Finance and Chief Financial Officer of B.C. Research Inc. and Vizon SciTec Inc. (a related group of companies) 1998 to 2004.

CFO since October 2004

John J. Nestor, Ph.D. January 21, 1945 Chief Scientific Officer

Chief Scientific Officer of the Company October 2006 to present; Founder, Acting CEO and Chief Scientific Officer of TheraPei Pharmaceuticals, Inc. 2004 to 2006; Executive Vice President, Drug Discovery, of Sequenom, Inc. 2003 to 2004; CSO, President and Vice President of Consensus Pharmaceuticals, Inc. 1999-2003; Executive Vice President and Co-Founder of Helios Pharmaceuticals, Inc. 1996-1999.

CSO since October 2006
Susan Ben-Oliel, B.Sc., LLB May 23, 1964 Senior Director, Intellectual Property

Senior Director, IP November 2005 to present; self employed lawyer and patent agent 1997 to 2005; lawyer and patent agent, McCarthy Tetrault Toronto and Vancouver (employed as associate and on contract), 1988 to 1997.

Senior Director, IP since November 2005
Jeffrey J.E. Motley, B.Sc. May 25, 1956 Vice President, Marketing & Sales

Vice President, Marketing and Sales of the Company; Vice President, Commercial Operations May 2001 to January 2004; Vice President, Business Development of the Company, January 2000 to May 2001; Director of Marketing, Nutritional Division, Wyeth-Ayerst Canada, January 1996 to December 1999 and during this time acted as District Sales Manager, Nutritional Division for Wyeth-Ayerst Canada; Sales Manager, national and district levels and Product Manager for Lederle Pharmaceuticals, 1981 to 1995.

VP, Marketing and Sales since February 2004

1  The information as to date of birth and business experience is not within our knowledge and has been furnished by the respective Directors and Officers individually.

2  Member of Audit Committee.

3  Member of Compensation Committee.

4  Member of Nomination and Corporate Governance Committee.

Charles A. Butt – Director, President and Chief Executive Officer  Mr. Butt has been a director of the Company since September 1999 and the President of the Company since April 2002, the CEO since March 2002; formerly the Executive Vice President and Chief Operating Officer March 2001 to April 2001 and the Senior Vice President, Commercial Operations of the Company July 2000 until March 2001.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).

Percy Skuy – Director  Mr. Skuy has been a director of the Company since November 1997. Mr. Skuy had a 34-year career with Johnson & Johnson where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development and executive management.  He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency.  Mr. Skuy is a licensed pharmacist, and has been involved in the pharmaceutical and medical communities for many years and is currently a Health Care Consultant.

Donald Buxton – Director  Mr. Buxton has been a director of the Company since December 2000.  Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was Chairman of the Board of Labopharm, Inc. July, 2000 to February 2005, President and Chief Executive officer of Labopharm Inc. from February 1997 to July 2000, a Consultant from January 1995 to February 1997, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994. He is currently a Health Care Consultant.

Dr. Joe Dunne – Director  Dr. Dunne has been a director of the Company since November 2000 and is currently an independent consultant to the food industry.  Dr. Dunne was Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area from June, 1999 to December 2003.  Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

Dr. Lily Yang – Director  Dr. Yang has been a director of the Company since March 2002.  Dr. Yang has been Chairman of the Board at TheraLife Inc. since 2006, a private company involved in innovative botanical drugs and drug delivery technology. She was also Chief Executive Officer, President and co-founder of TheraLife, Inc. from 2000 to 2006 and a consultant from June 1998 to March 2000. Dr. Yang has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group.  Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups.  She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.

Nitin Kaushal – Director Mr. Kaushal has been a director of the Company since September 2003. He is currently Managing Director of Desjardins Securities, since July 2005 and was Institutional Salesperson of Orion Securities Inc. January 2005 to July 2005. Mr. Kaushal was Managing Director of McFarlane Gordon / Vengate Capital, a Life Sciences and healthcare investment banking and advisory firm based in Toronto from July 2001 to January 2005 and Managing Director, HSBC Securities from June 1997 to July 2001.

Laura Wessman – Senior Vice President, Operations  Ms. Wessman has been Senior Vice President, Operations since January 2006.  Ms. Wessman was also our Senior Vice President, Corporate Development from January 2004 to January 2006; Vice President, Business Development of the Company October 2002 to January 2004 and Marketing Manager December 2000 to October 2002.  Ms. Wessman joined us in December 2000 and has been involved in both the nutraceutical and pharmaceutical divisions of the Company.  Ms. Wessman is responsible for chartering our growth through in-house development as well as licensing and acquisitions. Prior to joining Forbes, Ms. Wessman held positions of increasing responsibility at North Aegean Petroleum and Cominco in the areas of process engineering and project management. Ms Wessman holds undergraduate degrees in Chemical Engineering and Bio-Chemistry from the University of British Columbia and an MBA from Simon Fraser University, Vancouver, BC.

David Goold – Chief Financial Officer  Mr. Goold has been Chief Financial Officer of the Company since October 2004.  Mr. Goold was formerly Vice President, Finance and Chief Financial Officer of B.C. Research Inc. and Vizon SciTec Inc. (a related group of companies) from 1998 to 2004. Mr. Goold has worked for other public and private corporations, in Canada and internationally, since obtaining his Chartered Accountant designation with Price Waterhouse in 1982. Mr. Goold was with Price Waterhouse in their Vancouver and Johannesburg offices for nine years.

Dr. John J. Nestor, Jr. – Chief Scientific Officer  Dr. Nestor was appointed Chief Scientific Officer of the Company in October 2006 pursuant to the acquisition of TheraPei Pharmaceuticals, Inc. by Forbes.  Previously, Dr. Nestor had been Chief Scientific Officer and Founding Chief Executive Officer of TheraPei, a biopharmaceutical company that he had spun out of Sequenom.  Dr. Nestor has more than 25 years of pharmaceutical industry experience in drug discovery and scientific management, much of that time at the VP level in major pharma.  He is co-inventor of 10 compounds that have reached the clinical development stage, including three currently marketed pharmaceuticals (SynarelTM, AntagonTM, ValcyteTM).  Prior to founding TheraPei, Dr. Nestor has been Executive Vice President, Drug Discovery at Sequenom, President and Chief Scientific Officer at Consensus Pharmaceuticals, Vice President and Director, Institute of Bio-Organic Chemistry at Syntex Discovery Research, Distinguished Scientist at Roche Bioscience, and Executive Vice President and Co-Founder of Helios Pharmaceuticals.  Dr. Nestor obtained his B.Sc. in Chemistry from the Polytechnic Institute of Brooklyn and his Ph.D. in Organic Chemistry from the University of Arizona.

Susan Ben-Oliel – Senior Director, Intellectual Property  Ms. Ben-Oliel is an Intellectual Property Lawyer and Registered Patent Agent and has held her current position at the Company since November 2005. Prior to joining the Company, she operated her own law practice from 1997 to 2005, specializing in preparing, filing and prosecuting patent applications, performing technology audits and due diligence, providing technology protection and exploitation strategies, and licensing, transferring and enforcing patent rights in the biotechnology sector. She was employed by and subsequently worked on contract for the law firm of McCarthy Tetrault in Toronto and Vancouver from 1988 to 1997. Ms. Ben-Oliel holds an undergraduate degree in Life Sciences from Queen’s University, a Bachelor of Laws from the University of British Columbia, is a Registered Patent Agent in both Canada and the United States and is a Registered Trade-Mark Agent in Canada.

Jeffrey J.E. Motley – Vice President, Marketing and Sales  Mr. Motley has been the Vice President, Marketing and Sales for the Company since February 2004, Vice President, Commercial Operations, May 2001 to January 2004, and Vice President, Business Development, January 2000 to May 2001. Mr. Motley was formerly Director of Marketing, Nutritional Division, for Wyeth-Ayerst Canada where he was responsible for sales, marketing and business development. He successfully re-engineered the selling and marketing strategy of Wyeth-Ayerst Canada and built and developed a highly motivated team. Mr. Motley also acted as District Sales Manager, Nutritional Division for Wyeth-Ayerst Canada. From 1981 to 1995, Mr. Motley was Sales Manager at the national and district levels as well as Product Manager for Lederle Pharmaceuticals.

Principal Business Activities Performed Outside the Company (including, in the case of directors, other principal directorships)

Certain of our directors and executive officers also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with us or which may provide professional services to our Company.  For example, Percy Skuy, a Director of our Company, is also a Consultant for Humber College; Donald Buxton, the Chairman of our Company, is also a Director of Vacci-Test Corp. as well as a minority shareholder & member of the Management Advisory Committee for Baralex Inc.; Joe Dunne, a Director of our Company, is a Director of Westgate Biologicals Ltd and a  Consultant to Bayer Crop Science, PTX Food Corp and Bear Stern; Lily Yang, a Director of our Company, is also Chairman of the Board of TheraLife Inc.; Nitin Kaushal, a Director of our Company, is also Managing Director with Desjardins Securities, and a director of Genizon Biosciences, Victhom Human Bionics and Protox Therapeutics. Consequently there exists the possibility for such directors and executive officers to be in a position of conflict.  Under the Canada Business Corporations Act, any decision made by such directors and executive officers involving our Company are required to be made in accordance with his or her duties and obligations to deal fairly and in good faith with our Company and such other companies.  In addition, such directors are required to declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

The Nature of Any Family Relationship Between Any Director or Member of Senior Management

None of our directors or members of senior management are related.

Any Arrangement or Understanding Pursuant to Which Any Director or Member of Senior Management was Selected

Pursuant to the acquisition of TheraPei Pharmaceuticals, Inc. by Forbes (See Item 4A, “History and Development of the Company” – “Acquisitions” - “TheraPei Pharmaceuticals, Inc.”), Dr. John Nestor was appointed as Chief Scientific Officer of the Company.

B.

Compensation

The following table sets forth the annual and long-term compensation for the fiscal years 2004, 2005, and 2006 of our current senior management (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compensation(12)
		Salary	Bonus	Other Annual Compensation(1)	Awards		Payouts
					Securities Under Options/ SARs granted(2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)
Butt, Charles President and Chief Executive Officer(4)	Dec. 31, 2006	$353,000	$70,600	$15,823	195,000(10)	Nil	Nil	$44,650
	Dec. 31, 2005	$330,000	$85,800	$27,287(5)	125,000	Nil	Nil	Nil
	Dec. 31, 2004	$294,000(5)	$84,000	$11,333	250,000	Nil	Nil	$224,400
Goold, David, CA Chief Financial Officer(6)	Dec. 31, 2006	$175,000	$24,500	$5,905	Nil	Nil	Nil	Nil
	Dec. 31, 2005	$155,000	$35,000	$6,237	50,000	Nil	Nil	Nil
	Dec. 31, 2004	$25,692	$5,500	$66	60,000	Nil	Nil	Nil
Nestor, John, Dr. Chief Scientific Officer (11)	Dec. 31, 2006	$48,050	Nil	Nil	75,000	Nil	Nil	Nil
	Dec. 31, 2005	NA	NA	NA	NA	NA	NA	NA
	Dec. 31, 2004	NA	NA	NA	NA	NA	NA	NA
Wessman, Laura Senior Vice-President, Operations(7)	Dec. 31, 2006	$189,000	$26,460	$9,374	15,000(10)	Nil	Nil	$40,125
	Dec. 31, 2005	$170,000	$38,500	$7,813	90,000	Nil	Nil	Nil
	Dec. 31, 2004	$139,583	$30,000	$2,994	150,000	Nil	Nil	$70,713
Motley, Jeff Vice-President, Marketing and Sales(8)	Dec. 31, 2006	$151,500	$18,180	$14,266	25,000(10)	Nil	Nil	$33,000
	Dec. 31, 2005	$144,000	$25,000	$15,799	70,000	Nil	Nil	$62,250
	Dec. 31, 2004	$134,000	$25,000	$8,952	72,000	Nil	Nil	$15,700
Ben-Oliel, Susan Senior Director, Intellectual Property (9)	Dec. 31, 2006	$145,000	$14,500	$3,442	Nil	Nil	Nil	Nil
	Dec. 31, 2005	$24,167	$20,000	$90,093(9)	40,000	Nil	Nil	Nil
	Dec. 31, 2004	NA	NA	NA	NA	NA	NA	NA

(1)

For the years ended December 31, 2004 thru December 31, 2006, “Other Annual Compensation” consists of car allowance for Messrs. Butt and Motley ($500 per month), company portion of RRSP contribution for Messrs. Butt, Goold (2004 – nil), Motley, Ms. Wessman and Ben-Oliel (2005 – nil), life insurance premiums for all named executives, and, in respect only of Ms. Ben-Oliel, fees paid to Ms. Ben-Oliel as described in footnote 9 below.

(2)

All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted.

(3)

“LTIP” or “long term incentive plan” means a plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.  The Company does not currently have an LTIP.

(4)

Effective January 1, 2007, Mr. Butt’s salary was increased to $370,650.

(5)

Salary at December 31, 2004 and December 31, 2003 was $300,000 and $280,000, respectively.  Mr. Butt was underpaid $3,000 and $6,000 in each of these years, respectively.  The total underpayment of $9,000 was paid in 2005.

(6)

Mr. Goold commenced employment with the Company on October 4, 2004 with an annual salary of $145,000.  Effective January 1, 2007, Mr. Goold’s salary was increased to $183,750.

(7)

Effective January 1, 2007, Ms. Wessman’s salary was increased to $198,500.

(8)

Effective January 1, 2007, Mr. Motley’s salary was increased to $158,500.

(9)

Ms. Ben-Oliel commenced employment with the Company on November 1, 2005 with an annual salary of $145,000. Previously, Ms. Ben-Oliel provided services to the Company in her capacity as independent legal counsel.  The Company paid Ms. Ben-Oliel $90,000 in legal fees during 2005 for her services in such capacity.  Effective January 1, 2007, Ms. Ben-Oliel’s salary was increased to $150,800.

(10)

The options issued to Messrs. Butt, Motley and Ms. Wessman were all granted to replace shares that had expired. Mr. Butt had two expirations, the first was 20,000 options on March 15, 2006 at $4.10, and the second was 175,000 options on May 17, 2006 at $2.57.  The 20,000 options were replaced on April 3, 2006 at $3.05, and they expire on April 3, 2011.  The 175,000 options were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011.  Mr. Motley had 25,000 options expire on May 17, 2006 at $2.57.  They were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011.   Ms. Wessman had 15,000 options expire on May 17, 2006 at $2.57.  They were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011.

(11)

Dr. John Nestor commenced employment with the company on Oct 25, 2006 with an annual salary of US$225,000.  The total compensation for 2006 was US$41,827, which has been converted to Canadian funds at the average monthly rates.

(12)

For the years ended December 31, 2004 thru December 31, 2006, “All Other Compensation” consists of the stock option benefit arising on exercise of stock options.

Options and SARS

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during our financial year ended December 31, 2006:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name	Securities Under Option/SARs Granted (5)	% of Total Options/SARs Granted to Employees in Financial Year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(4)	Expiration Date
Butt, Charles	20,000 175,000	2.1% 18.1%	$3.05 $2.53	$3.05 $2.70	3 Apr 2011 19 May 2011
Goold, David	Nil	Nil	Nil	Nil	Nil
Nestor, John	75,000	7.8%	$2.69	$2.71	31 Oct 2011
Wessman, Laura	15,000	1.6%	$2.53	$2.70	19 May 2011
Motley, Jeff	25,000	2.6%	$2.53	$2.70	19 May 2011
Ben-Oliel, Susan	Nil	Nil	Nil	Nil	Nil

(1)

All securities under option are Common Shares; the Company has not granted any SARs.

(2)

Includes options to employees, officers, and directors.

(3)

Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.

(4)

Market Values are the Toronto Stock Exchange closing prices on the date of grant.

(5)

The options issued to Messrs. Butt, Motley and Ms. Wessman were all granted to replace shares that had expired. Mr. Butt had two expirations, the first was 20,000 options on March 15, 2006 at $4.10, and the second was 175,000 options on May 17, 2006 at $2.57.  The 20,000 options were replaced on April 3, 2006 at $3.05, and they expire on April 3, 2011.  The 175,000 options were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011.  Mr. Motley had 25,000 options expire on May 17, 2006 at $2.57.  They were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011.   Ms. Wessman had 15,000 options expire on May 17, 2006 at $2.57.  They were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2006 and the value of their unexercised options as at December 31, 2006:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR & YEAR-END OPTION VALUES
Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Butt, Charles	25,000	$44,650	870,000 Exercisable / 55,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Goold, David	Nil	$Nil	30,000 Exercisable / 80,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Nestor, John	Nil	$Nil	Nil Exercisable / 75,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Wessman, Laura	18,750	$40,125	277,500 Exercisable / 37,500 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Motley, Jeff	35,000	$33,000	247,000 Exercisable / 27,500 Unexercisable	$2,850 Exercisable / $Nil Unexercisable
Ben-Oliel, Susan	Nil	$Nil	Nil Exercisable / 40,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable

(1)

Calculated as the difference between the closing price of the Common Shares on the TSX on the date of option exercise less the option exercise price, multiplied by the number of Common Shares acquired upon exercise of the options. This figure does not necessarily reflect actual value realized by the optionee as a result of the option exercise.

Defined Benefit or Actuarial Plan Disclosure

We do not maintain a Defined Benefit or Actuarial Plan for our officers or directors.  Pursuant to his previous employment agreement with us, between the ages of 60 and 85, Tazdin Esmail will be entitled to receive an annual reward for tenure allowance of $65,000.  We have not set aside any of our assets to cover our obligation under the reward for tenure arrangement.  At December 31, 2006, we have accrued $954 thousand in our consolidated financial statements towards our obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, we purchased a whole life insurance policy on Mr. Esmail.

Compensation of Directors

In the fiscal year ended December 31, 2006, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.

Effective as of July 1, 2006, the independent directors (See “Independent Director Compensation Fiscal 2006” below) each receive an annual retainer of $20,000. In addition, the Chairman receives an additional $24,000 annually in respect of his services provided outside the committee meetings, the Chair of the Audit Committee receives an additional $8,000 annually in respect of his Audit Committee services provided outside the committee meetings, and all Committee Chairs receive an additional $2,500 annually in respect of their service as Chair. Annual retainers are paid quarterly for the period July 1 through June 30.  In addition to the annual retainer, the independent directors are compensated in cash in the amount of $2,000 per meeting for in-person attendance at board meetings; $2,000 per meeting for in-person attendance at board committee meetings; and $750 for meetings attended by phone. In 2006, Nitin Kaushal, Chair of the Audit Committee, received an additional $10,000 for extra services performed in that function and Lily Yang received an additional $4,000 for extra services performed as a director.  The independent directors also receive, on an annual basis, options to purchase a minimum of 20,000 Common Shares of the Company, subject to the Board determining that such number of options is readily available under our then current stock option plan.

During the most recently completed financial year ended December 31, 2006, the independent Directors were granted the following options, earned the following Board and Board Committee meeting attendance fees, and were paid the following amounts as retainer, consulting fees and/or Audit Committee Service Fees:

INDEPENDENT DIRECTOR COMPENSATION FISCAL 2006
Director	No. of Shares Under Option	Option Price	Option Expiry Date	Meeting Fees Paid	Retainer / Consulting Fees / Audit Committee Services Fees Paid
Buxton, Donald(1)	20,000	$2.53	19-May-2011	$14,650	$39,000
Dunne, Joe(1)	20,000	$2.53	19-May-2011	$13,450	$17,900
Kaushal, Nitin	20,000	$2.53	19-May-2011	$11,750	$36,900
Skuy, Percy(1)	20,000	$2.53	19-May-2011	$11,200	$18,150
Yang, Lily	20,000	$2.53	19-May-2011	$13,950	$19,000
Miller, Guy (2)	N/A	N/A	N/A	$2,400	$2,897

(1)

On May 17, 2006, Donald Buxton, Joe Dunne and Percy Skuy were re-issued 30,000 options at a price of $ 2.53, expiring on May 19, 2011 in replacement of a like number of options which expired unexercised.

(2)

Guy Miller earned these fees prior to his resignation as a Director on March 31, 2006.

Directors’ & Officers’ Liability Insurance

We maintain directors’ and officers’ liability insurance coverage through a policy covering us and our subsidiaries, which has an annual aggregate policy limit of US$15,000,000, subject to a deductible of up to US$250,000 per loss.  This insurance provides coverage for indemnity payments made by us to our directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by us. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 26, 2007 to February 25, 2008) premiums aggregating US$340,000 are paid entirely by us.

C.

Board Practices

Date of expiration of current term of office, if applicable, and the period during which the person has served in that office.   Each director of our Company holds office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. Each executive officer holds office at the discretion of the Board of Directors, subject to the terms of the employment contracts described below.

Service Contracts.    We do not have any formal contracts with our directors in their capacities as such.  We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows:

Charles Butt acts as President and Chief Executive Officer of the Company.  The Employment Agreement entered into by the Company with Charles Butt, dated May 1, 2001, and subsequent Amending Agreements, provides for a base annual salary of $370,650 as of January 1, 2007, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination without cause, which includes a change of control of the Company (other than a hostile change of control), the severance payment is an amount equal to the aggregate of two times Mr. Butt’s annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, the severance payment is an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

Our employment agreements with each of our Named Executive Officers generally provide for a base annual salary, group life, long-term disability, extended health and dental insurance, director’s and officer’s liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  The Company also contributes to each Named Executive Officer’s RRSP.  With respect only to Mr. Butt, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.   Messrs. Butt and Motley also receive an annual car allowance. The employment agreements of the Named Executive Officers have no fixed term.

The Employment Agreements of each of Laura Wessman and Jeff Motley provide for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 14 months’ salary, in the event that such termination occurs prior to June 1, 2006, 16 months’ salary in the event that such termination occurs on or after June 1, 2006 and prior to June 1, 2007, and 18 months’ salary in the event that such termination occurs at anytime on or after June 1, 2007.  The Employment Agreement of Mr. Goold provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 12 months’ salary, in the event that such termination occurs prior to October 1, 2006, 14 months’ salary in the event that such termination occurs on or after October 1, 2006 and prior to October 1, 2007, 16 months’ salary, in the event that such termination occurs on or after October 1, 2007 and prior to October 1, 2008, and 18 months’ salary in the event that such termination occurs at anytime on or after October 1, 2008.  The Employment Agreement of Ms. Ben-Oliel provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 12 months’ salary, in the event that such termination occurs prior to November 1, 2006, 14 months’ salary in the event that such termination occurs on or after November 1, 2006 and prior to November 1, 2007, 16 months’ salary in the event that such termination occurs on or after November 1, 2007 and prior to November 1, 2008, and 18 months’ salary in the event that such termination occurs at anytime on or after November 1, 2008. The Employment Agreement of Dr. John Nestor provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 12 months’ salary, in the event that such termination occurs prior to October 24, 2007, 14 months’ salary in the event that such termination occurs on or after October 24, 2007 and prior to October 24, 2008, 16 months’ salary in the event that such termination occurs on or after October 24, 2008 and prior to October 24, 2009, and 18 months’ salary in the event that such termination occurs at anytime on or after October 24, 2009.

In January, 2006, we established a formal bonus plan for all of our employees, including our executive officers (the “Bonus Plan”).  The Bonus Plan provides for the payment to each executive officer (a “Bonus Payment”), as of the end of the current fiscal year, of up to a specified percentage of the executive officer’s salary as determined by the Compensation Committee.  The Bonus Payment actually awarded is dependent on the achievement on the one hand by the Company of specified Company objectives and by the employee on the other hand of specified employment objectives personal to the particular employee.

The independent directors of the Company do not receive benefits upon termination of their position as directors, but are entitled to exercise all options granted to them prior to such termination until the earlier of (i) the original expiry date of the option; and (ii) the expiry of that period of time following the independent director’s termination which is equal to the length of the independent director’s term of service with us, but in no event less than 1 year.

Audit Committee and Remuneration Committee    We have established both an Audit Committee and a remuneration committee, called our Compensation Committee, as follows:

Audit Committee

Pursuant to its charter, the Audit Committee has the following duties:

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

4.

Obtain and review, on at least an annual basis, a formal written statement from the independent auditors regarding (a) the independent auditors’ internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditors and us.  Evaluate the qualifications, performance and independence of the independent auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of management and internal auditors.  The Committee shall present its conclusions with respect to the independent auditors to the Board.

5.

Review and approve the independent auditors' annual engagement letter.

6.

Review and pre-approve audit and permitted non-audit related services as outlined in the Audit Pre-approval Policy adopted on May 13, 2004.

7.

Review with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the independent auditors or management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for management; (c) their evaluation of the adequacy and effectiveness of our internal controls over financial reporting; (d) significant areas of disagreement, if any, with management; (e) cooperation received from management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting us; and (g) significant changes to our auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditors or management.

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

9.

Review with management and the independent auditors our audited annual consolidated financial statements and make a recommendation to the Board as to approval thereof.

10.

Review with management and, when reviewed by the independent auditors, with the independent auditors, our unaudited quarterly financial statements and make a recommendation to the Board as to approval thereof.

11.

Review and discuss with management and the independent auditors significant reporting issues and judgments made in connection with the preparation of our financial statements, including estimates, reserves, accruals, write downs, judgmental areas, audit adjustments, difficulties encountered in performing any audit, and such other review as may be appropriate.

12.

Review and discuss with management and the independent auditors significant issues regarding auditing and accounting principles, including critical accounting policies, and any significant changes in our selection or application of such accounting principles and policies.

13.

Review and discuss with senior management, the senior audit executive and the independent auditors our internal controls report and the independent auditors’ attestation report prior to filing our annual report with the SEC.

14.

Monitor the audit partners’ rotation as required by law.

15.

Obtain from the independent auditors assurance that Section 10A(b) of the Exchange Act has not been implicated.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board.

17.

Annually review the Committee’s own performance.

18.

Perform such other functions as assigned by law, our bylaws or as the Board deems necessary and appropriate.

The Audit Committee is comprised of three independent and financially literate directors: Nitin Kaushal, Percy Skuy and Joe Dunne.   Following is a brief description of the education and experience of each of our Audit Committee members that is relevant to the performance of his or her responsibilities as such a member.

Mr. Kaushal has been a director of our Company and a member of our Audit Committee since September 2003.  Mr. Kaushal is also the Chair of our Audit Committee, and is a Chartered Accountant. Since July 2005, Mr. Kaushal has been the Managing Director of Healthcare Investment Banking at Desjardins Securities in Toronto.  From January, 2005 until July 2005, Mr. Kaushal was an institutional salesperson with Orion Securities Inc. in Toronto, Ontario.  Previously, he was the Managing Director of McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, Ontario since 2001. Prior to this, Mr. Kaushal was a Managing Director at HSBC Securities in its Healthcare Group and a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also the Assistant Manager at Price Waterhouse. Mr. Kaushal was also awarded a Bachelor of Science (Chemistry) from the University of Toronto. Mr. Kaushal is also a current member of the Board of Directors of Protox Therapeutics Inc., Victhom Human Bionics, Genizon Biosciences Inc. and a member of the Canadian Institute of Chartered Accountants.

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

Dr. Dunne has been a director of our Company since November 2000 and a member of our Audit Committee since 2001.  Dr. Dunne is currently an independent consultant to the food industry and was Chairman of the Board and CEO of Westgate Biologicals Ltd., a start-up company in the Health Sciences area, from June 1999 to December 2003.  Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2006 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

Compensation Committee

The Compensation Committee is comprised of Joe Dunne (Chair), Percy Skuy and Don Buxton.   The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually.  The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels.  All members of the Compensation Committee are independent directors.

The Compensation Committee evaluates the compensation of our executive officers and assures that they are compensated fairly in a manner consistent with our compensation strategy, internal equity considerations, and the competitive environment.  The Compensation Committee shall also communicate to the shareholders regarding our compensation policies and the reasoning behind such policies, as required by the applicable securities regulatory bodies.  In addition, the Compensation Committee shall evaluate and make recommendations to the Board regarding the compensation of the outside directors.

Specifically, the Compensation Committee is charged with the following responsibilities:

•

Disclosing its policies applicable to our executive officers in the manner required by the applicable securities authorities' rules and regulations, and reviewing all other executive compensation disclosure before we publicly disclose this information.

•

Making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans.

•

Granting incentive stock options to purchase our common stock under our stock option plan.

•

Amending and otherwise administering our stock option plan.

•

Reviewing and approving the corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining the CEO’s compensation level based on this evaluation.

Nomination and Corporate Governance Committee

We also have a Nomination and Corporate Governance Committee of the Board composed of Percy Skuy (Chair), Donald Buxton, Joe Dunne, and Lily Yang.  All four directors are independent directors.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to corporate governance, and to annually assess the effectiveness of the Board, each director and each Committee.  The Committee also has responsibility to make recommendations relating to the membership of committees of the Board, to make recommendations with respect to succession planning, and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

D.

Employees

As of December 31, 2004 we employed 27 full-time management, scientific and administrative employees situated in Vancouver, British Columbia.

As of December 31, 2005 we employed 35 full-time management, scientific and administrative employees situated in Vancouver, British Columbia.

As of December 31, 2006 we employed 38 full-time management, scientific and administrative employees situated in Vancouver, British Columbia, and 2 full-time management and scientific employees situated in La Jolla, California.

By March 1, 2007 we reduced our total employees from 40 to 33 as the result of a corporate restructuring following our FM-VP4 Phase II U.S. clinical trial results.

We are not a party to any collective bargaining agreement, and have no involvement with labor unions.  We also do not employ a significant number of temporary employees.

E.

Share Ownership

As of March 23, 2007, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, common shares of the Company, being less than 1% of the issued and outstanding common shares of the Company.

Except as indicated in the footnotes below, as of March 23, 2007, the Directors and Named Executive Officers of the Company referred to in Item 6.B above held the following common shares and options to purchase common shares of the Company.

Options
Named Executive Officers, Directors	No. of Shares Optioned	Exercise Price per Share	Expiry Date	Shares Owned(1)
Charles A. Butt, President, CEO and Director	20,000 120,000 150,000 60,000 5,000 50,000 200,000 50,000 75,000 20,000 175,000 60,000	$4.90 $1.20 $1.77 $2.23 $2.61 $3.69 $2.78 $2.98 $2.13 $3.05 $2.53 $1.00	12-Dec-10 10-Apr-07 03-Jul-08 11-Jul-08 28-Nov-08 09-Jan-09 31-May-09 06-Jan-10 08-Dec-10 03-Apr-11 19-May-11 17-Jan-12	44,700 common shares
Laura Wessman, Senior Vice President, Operations	50,000 10,000 25,000 125,000 30,000 60,000 15,000 40,000	$1.77 $2.61 $3.69 $2.78 $2.98 $2.13 $2.53 $1.00	3-Jul-08 28-Nov-08 9-Jan-09 31-May-09 6-Jan-10 8-Dec-10 19-May-11 17-Jan-12	5,000 common shares
David Goold, Chief Financial Officer	60,000 50,000 40,000	$2.91 $2.13 $1.00	5-Oct-09 8-Dec-10 17-Jan-12	10,000 common shares
John Nestor, Chief Scientific Officer	75,000	$2.69	31-Oct-11	65,328 common shares
Jeff Motley, Vice-President, Marketing & Sales	30,000 15,000 7,500 50,000 5,000 12,000 60,000 30,000 40,000 25,000 30,000	$0.95 $0.66 $2.23 $1.77 $2.61 $3.69 $2.78 $2.98 $2.13 $2.53 $1.00	10 Apr. 2007 13 Feb. 2008 11-Jul-08 3-Jul-08 28-Nov-08 9-Jan-09 31-May-09 6-Jan-10 8-Dec-10 19-May-11 17-Jan-12	6,500 common shares
Susan Ben-Oliel, Senior-Director, Intellectual Property	40,000 25,000	$2.13 $1.00	8-Dec-10 17-Jan-12	Nil

Donald Buxton, Director	15,000 30,000 15,000 30,000 15,000 25,000 30,000 20,000	$0.95 $1.77 $2.61 $2.78 $2.78 $2.15 $2.53 $2.53	10-Apr-07 03-Jul-08 28-Nov-08 31-May-09 31-May-09 20-May-10 19-May-11 19-May-11	25,000 common shares
Percy Skuy, Director	15,000 30,000 15,000 30,000 15,000 25,000 30,000 20,000	$0.95 $1.77 $2.23 $2.78 $2.78 $2.15 $2.53 $2.53	10-Apr-07 03-Jul-08 11-Jul-08 31-May-09 31-May-09 20-May-10 19-May-11 19-May-11	48,000 common shares
Joe Dunne, Director	15,000 15,000 30,000 15,000 30,000 15,000 25,000 30,000 20,000	$0.95 $0.66 $1.77 $2.61 $2.78 $2.78 $2.15 $2.53 $2.53	10-Apr-07 13-Feb-08 03-Jul-08 28-Nov-08 31-May-09 31-May-09 20-May-10 19-May-11 19-May-11	35,840 common shares
Nitin Kaushal, Director	15,000 30,000 15,000 25,000 20,000	$2.77 $2.78 $2.78 $2.15 $2.53	15-Sep-08 31-May-09 31-May-09 20-May-10 19-May-11	nil
Lily Yang, Director	15,000 30,000 30,000 15,000 25,000 20,000	$0.95 $1.77 $2.78 $2.78 $2.15 $2.53	10-Apr-07 03-Jul-08 31-May-09 31-May-09 20-May-10 19-May-11	15,000 common shares
TOTAL	2,729,500

 (1)

Shares owned are based on Insider Reports filed with Canadian Securities Regulatory Authorities.

Stock Option Plan and Total Outstanding Stock Options

We adopted a stock option plan on August 15, 2000 (the “2000 Plan”).  The 2000 Plan was Amended & Reinstated on April 13, 2004 and subsequently on April 11, 2005.  It is intended to benefit shareholders by increasing the pool of shares under our stock option plan to enable us to attract and retain personnel of the highest calibre by offering them an opportunity to share in any increase in value of the Common Shares resulting from their efforts.  The purpose of the 2000 Plan is to provide incentive to our employees, officers, directors and consultants responsible for our continued success. The maximum number of Common Shares issuable under the 2000 Plan is 6,000,000 (approximately 16% of the 38,402,100 currently issued and outstanding Common Shares).

	Number of Optioned Shares (in ‘000’s)	Weighted Average Exercise Price

Balance, December 31, 2006	4,571	$ 2.42
Options granted	447	$ 1.00
Options exercised	(46)	$ 2.91
Options forfeited	(30)	$ 2.09
Balance, March 9, 2007	4,942	$ 2.29

As at March 23, 2007, 3,926,125 options are exercisable at a weighted average exercise price of $2.44 per share.  The stock options expire at various dates from March 31, 2007 to January 17, 2012.

ITEM 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

To the best of our knowledge, there are no current shareholders who beneficially own more than 5% of the outstanding common shares of the Company. From January 1, 2004 to March 23, 2007, significant changes in share ownership as filed on EDGAR were as follows:

2004

As filed on January 16, 2004, Great Point (consisting of Dr. Jeffrey R. Jay M.D.; Biomedical Value Fund I; Biomedical Value Fund L.P.; Great Point GP, LLC; Biomedical Offshore Value Fund, Ltd.; and Great Point Partners, LLC) collectively owned 2,891,818 common shares of the Company, accounting for 9.8% of the total number of voting securities.

As filed on February 9, 2004, RAM Trading (consisting of RAM Trading, Ltd.; Ritchie Capital Management L.L.C.; RAM Capital, L.L.C.; RAM Capital Investments, Ltd.; THR, Inc.; A.R. Thane Ritchie; and Ritchie Opportunistic Trading Ltd.) collectively owned 2,275,000 common shares of the Company, accounting for 8.2% of the total number of voting securities.

As filed on April 6, 2004, First New York Securities (consisting of First New York Securities L.L.C.; Joe Edelman; Don Erenberg; Steven Heinemann; and Cari Lehman) collectively owned 1,316,500 common shares of the Company, accounting for 4.8% of the total number of voting securities.

As filed on April 8, 2004, First New York Securities collectively owned 631,529 common shares of the Company, accounting for 2.3% of the total number of voting securities.

2005

As filed on February 10, 2005, Palo Alto Investors (consisting of Palo Alto Investors, LLC; Palo Alto Investors; and William Leland Edwards) collectively owned 2,685,130 common shares of the Company, accounting for 7.9% of the total number of voting securities.

As filed on February 14, 2005, RAM Trading continued to collectively own 2,275,000 common shares of the Company, accounting for 8.2% of the total number of voting securities.

As filed on May 3, 2005, BioAsia Investments (consisting of BioAsia Investments IV, LLC; Biotechnology Development Fund IV, L.P.; Frank Kung; and Edgar G. Engelman) collectively owned 469,523 common shares of the Company, accounting for 1.4% of the total number of voting securities.

To the best of our knowledge and from what can be ascertained from public EDGAR filings, Great Point ceased to own more than 5% of the total number of the Company’s shares by 2005.

2006

To the best of our knowledge and from what can be ascertained from public EDGAR filings, RAM Trading ceased to own at least 5% of the total number of the Company’s shares by 2006.

As filed on February 14, 2006, Palo Alto Investors collectively owned 2,106,730 common shares of the Company, accounting for 6.2% of the total number of voting securities.

As filed on April 10, 2006, Cantor Fitzgerald (consisting of Cantor Fitzgerald & Co.; Cantor Fitzgerald Securities; Cantor Fitzgerald L.P.; CF Group Management, Inc.; and Howard W. Lutnick) collectively owned 4,514,396 common shares of the Company, accounting for 13.2% of the total number of voting securities.

As filed on April 28, 2006, Palo Alto Investors collectively owned 2,440,230 common shares of the Company, accounting for 6.77% of the total number of voting securities.

As filed on May 8, 2006, Palo Alto Investors collectively owned 3,123,330 common shares of the Company, accounting for 9.15% of the total number of voting securities.

2007

As filed on January 11, 2007, Cantor Fitzgerald collectively owned 0 common shares of the Company, accounting for 0% of the total number of voting securities.

As filed on February 14, 2007, Palo Alto Investors collectively owned 1,567,540 common shares of the Company, accounting for 4.1% of the total number of voting securities.

These shareholders held common shares of the Company which did not have different voting rights from any other common shares.

To the best of our knowledge, we are not directly owned or controlled by another corporation, foreign government, or any other natural or legal person severally or jointly.   We are not currently aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

United States Shareholders

Record Holders:  According to our register of shareholders, as of March 28, 2007, 43 registered shareholders (out of a total of 86, or 50%) had addresses in the United States, holding a combined 14,926,464 common shares (out of a total of 38,402,100, or 39%).

Record and Beneficial Holders:  Based on information provided by depository trust companies, clearing agencies and other intermediaries in connection with our 2006 Annual General Meeting held in May, 2006, approximately 66% of our then outstanding shares (37,547,350) were held, of record and beneficially, by approximately 4,800 shareholders with addresses in the United States.

B.

Related Party Transactions

Nancy E. Glaister, Corporate Secretary and General Counsel, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provides legal services to us.  For the 12-month period ending December 31, 2006, Cawkell Brodie Glaister LLP billed us $229,000 ($246,000 for the year ended December 31, 2005) (May 26, 2004 [date of appointment] to December 31, 2004 - $129,000, excluding GST, PST and disbursements, for legal services.

In the year ended December 31, 2004, we paid $12,000 to Catalyst Corporate Finance Lawyers, a law firm of which Jim Heppell, the former Corporate Secretary of the Company, was a partner.

Until May 18, 2005, the Chair of the Audit Committee, Nitin Kaushal, received $1,000 for each non-meeting day during which he performed Audit Committee services. In the year ended December 31, 2005, we paid to Mr. Kaushal, a director of the Company, $6,000 ($14,000 for the year ended December 31, 2004) for such services. Since then, fees for Mr. Kaushal’s additional duties as Audit Committee Chair have been included in his remuneration as such. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Included in fiscal 2004 provisional services are payments for the termination of a consulting contract resulting in an early payout of $630,000, as per the terms of the contract. The contract was with a company controlled by Tazdin Esmail, a former director, pursuant to which we paid consulting fees of $75,000, in the period ending May 26, 2004, the date of Mr. Esmail’s resignation as a director.

In October 2006, we acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California, the terms of said acquisition being described in Item 4A, “History and Development of the Company” – “Acquisitions” – “TheraPei Pharmaceuticals, Inc.”.    The majority shareholder of TheraPei is Dr. John J. Nestor, who was appointed our Chief Scientific Officer on closing of the acquisition.   As such, Dr. Nestor is entitled to a majority of all future payments due in connection with the acquisition, and as well has rights under the Development Agreement.

ITEM 8

Financial Information

A.

Consolidated Statements and Other Financial Information

Attached to this Report are consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

Auditors’ Report to the Shareholders

Comments by Auditors for U.S. Readers on Canadian – U.S. Reporting Difference

Consolidated Balance Sheets as at December 31, 2006 and 2005

Consolidated Statements of Operations and Deficit for the fiscal years ended December 31, 2006, 2005 and 2004. Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2006, 2005 and 2004. Notes to Consolidated Financial Statements

Export Sales

Annual Export Sales by Product
(in thousands)

Sterol Ingredient
	2006	2005	2004
North America	3,451	3,374	2,555
Europe	1,724	630	65
Other	213	16	-

Finished Goods With Sterols
	2006	2005	2004
North America	-	-	-
Europe	728	-	-
Other	-	-	-

Annual Export Sales by Product
(percentage of total sales)

Sterol Ingredient
	2006	2005	2004
North America	56%	84%	98%
Europe	28%	16%	2%
Other	4%	0%	-

Finished Goods With Sterols
	2006	2005	2004
North America	-	-	-
Europe	12%	-	-
Other	-	-	-

Legal Matters

Patent Oppositions

Notices of Opposition have been filed against four patents allowed in Europe, one covering sterol compositions, which includes a Reducol™ composition, one covering the process, which is currently used by Phyto-Source, to extract and purify phytosterols from tall oil pitch, one covering a process of microfluidizing or reducing the particle size of phytosterols to facilitate formulation and the final covering a process of uniformly incorporating sterols in oils and fats by melting. All of these oppositions are filed by third parties on the ground that the patent claims are not unique and inventive.  We have presented submissions and arguments or will be preparing submission and arguments in support of the patents, and, while there can be no assurance of the outcome of these oppositions, we expect that all of these patent claims will ultimately be upheld through the oppositions or appeals.   If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.     More particularly:

(i)

We received Notices of Opposition to our granted European Patent 0783514 (Sterol Compositions) from two parties: (i) Raisio Benecol Ltd. and (ii) UPM-Kymmene Oyj.  We prepared defense submissions and arguments in reply to these oppositions in November 2003.  Subsequent to our reply, UPM-Kymmene Oy withdrew its opposition papers. The written proceedings culminated in a hearing before the Opposition Division of the European Patent Office in La Hague in June 2006.  We were successful in maintaining some of the parent claims covering “medications” comprising the sterol compositions, with very specific ratios of the three main sterol/stanol components. Raisio did not appeal. As these granted medication claims are too narrow to be commercially valuable, at this time, we filed a divisional application which claims foods and vitamin supplements with broader sterol composition ranges than the parent. We expect that these latter claims, if and when granted, will be similarly and vigorously opposed by Raisio.

(ii)

We have received Notices of Opposition to our granted European Patent 1148793 (Method of Preparing Microparticles of Phytosterols or Phytostanols) from two parties: (i) Raisio Benecol Ltd. and (ii) McNeil-PPC, Inc.  We prepared defense submissions and arguments in reply to these oppositions in December 2004. These written proceedings culminated in a hearing before the Opposition Division of the European Patent Office in Munich in June 2006. While we were successful on novelty arguments, we did not prevail on inventiveness and the patent was revoked. We have appealed, with new arguments and data which may achieve a better result. It will be as long as three years before we have an appeal date. We are not reliant upon the technology in the revoked patent in any of our current functional food or nutraceutical commercialization efforts. We may pursue this appeal so that we can explore the use of this technology in the future.

(iii)

We have received a Notice of Opposition to our granted European Patent 1056767 (Method for the Preparation of Phytosterols from Tall Oil Pitch) from Raisio Benecol Ltd. We prepared defense submissions and arguments in reply to this opposition in January 2005. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office likely within the next year, although the time frames within the European Patent Office are currently exceeding this. We or the opponent may appeal the decision of the Opposition Division within further prescribed time frames.

(iv)

We have received a Notice of Opposition to our granted European Patent 1227734 (Compositions comprising Edible Oils or Fats and Phytosterols and/or Phytostanols dissolved therein) from Kao Corporation. We prepared defense submissions and arguments and filed this reply in May 2006. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in approximately eighteen months, although the time frames within the European Patent Office are currently exceeding this. We or the opponent may appeal the decision of the Opposition Division within further prescribed time frames.

Trademark Matters Including Oppositions

We opposed an application filed by Heel Canada Inc. to register the trade-mark REDUCHOL in Canada for use with pharmaceutical preparations that purport to reduce high levels of total cholesterol in the blood.  We have recently been advised by the Trademarks Office that we were successful in this opposition.  Heel has not filed an appeal of this decision within the prescribed time frame.

In Pakistan, our trade-mark Reduchol has been opposed by Abbott GmbH & Co. KG ("Abbott"), with Abbott relying on its use and registration in Pakistan (and elsewhere) of the trade-mark REDUCTIL with "pharmaceutical preparations and substances used to treat obesity and associated clinical disorders in humans, in particular diabetes, hypertension, hyperlipidaemia, hyperinsulinaemia, heart disease, sleep apnea, arthritis and harmone [sic] sensitive cancers, food for infants, enteral feeding preparations for invalids, foods for invalids on medically restricted diets". We have prepared a detailed reply to this opposition arguing, among other things, that the marks are not confusing in sound or appearance. It may be over a year before a determination is made by the Pakistani Trademark Office as to the registrability of our trade-mark.

The trade-mark Reducol™ was owned by Novartis AG prior to assignment to the Company in 2002. A Community Trademark application was filed by Novartis but it was objected to by Walter Rau Lebensmittelwerke GMBH & CO. KG (“Rau”), which had previously filed a German Trademark application for “Deli-Reform Reducol”. In order to remove the objection, and to allow Reducol to register, Novartis and Rau entered a Prior Rights Agreement, which  purported to limit the Reducol mark to exclude “edible fats and oils” (i.e. spreads). There are two follow up actions that we have taken so that the Company can benefit from the Reducol™ mark in Europe in association with edible oils and fats: 1) We have re-filed a European Community Trademark Application for Reducol in Class 29 of the Nice Agreement (an international agreement which establishes a uniform classification system of goods and services for the purpose of filing trademarks). Class 29 allows us protection in the area of edible oils and fats including spreads; and 2) We applied to remove the mark Deli-Reform Reducol from the German register. Upon being notified of our application, Rau voluntarily withdrew its Deli-Reform Reducol mark thereby clearing the way for the Company to have rights in Class 29.

A company in Ecuador called Raserpharm S.A., in February 2006, filed a TM application for Reducol in Class 5 of the Nice Agreement which covers pharmaceuticals and supplements. In order to address this matter and to try and secure the broadest possible protection for itself, the Company has devised a trade-mark strategy for the Andean Community (Ecuador, Colombia, Peru, Bolivia). As part of this strategy, Novartis is currently co-operating with the Company and has opposed in the Andean Community the Raserpharm Reducol mark. It will likely be 1-3 years before we have a final resolution of this matter.

Lawsuit

We are a defendant in a lawsuit commenced in the Supreme Court of British Columbia by a former employee of the Company. Mohammed H. Moghadasian v. Forbes Medi-Tech Inc. and Dr. Egon Novak – Action No. S046980.  The plaintiff filed statement of claim on December 15, 2004 claiming cash damages of USD $150,000 for his contribution towards patents filed by us based on his ideas and discoveries, CAD $120,000 for promises by Dr. Novak, a former director, regarding plaintiff’s student loan, CAD $100,000 from lost benefits due to lack of gain from stock options granted to plaintiff, CAD $15,000 for failure to review plaintiff’s salary and incentive package, and CAD $17,000 for lack of reasonable notice of dismissal.  Forbes and Dr. Novak have each filed a defense.  The parties have exchanged documents in discovery but the plaintiff has requested further documents from us.  We deny the plaintiff’s claim and are defending the plaintiff’s action on its merits. The plaintiff has advised that he wishes to set the matter for trial but has not yet secured a trial date.

Dividend Policy

No dividends have been declared or paid on the Common Shares since incorporation and it is not anticipated that any dividends will be declared or paid on the Common Shares in the immediate or foreseeable future.  Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of our earnings, financial requirements and other conditions existing at such future time.

B.

Significant Changes

Since December 31, 2006, the following significant events have occurred:

Since the end of the last financial year, we announced that one of Portugal's largest retail chains, Jeronimo Martins, launched a range of dairy products incorporating our cholesterol-lowering ingredient, Reducol™ and also announced the expansion in Portugal through another large food retailers, Modelo Continente.

On January 25, 2007, we announced that we had received a letter from NASDAQ indicating that the bid price for our common stock has closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required for continued inclusion on The NASDAQ Global Market by Marketplace Rule 4450(a)(5). NASDAQ has provided us with 180 calendar days, or until July 23, 2007, to regain compliance with this rule. If at any time before July 23, 2007, the bid price of the our common stock closes at U.S. $1.00 per share or more for a minimum of 10 consecutive business days, we will regain compliance with the minimum bid rule.

ITEM 9

The Offer and Listing

Price History

The following tables set forth in Canadian dollars, for each of the periods indicated, the high and low closing market prices of our Common Shares on The Toronto Stock Exchange (TSX) and on NASDAQ.

(a) For the five most recent full financial years: the annual high and low market prices;

TSX: FMI	$CDN	$CDN
Year	High	Low
2002	2.75	0.50
2003	3.98	0.55
2004	11.05	2.10
2005	3.15	1.90
2006	3.13	0.84

NASDAQ: FMTI	$US	$US
Year	High	Low
2002	1.70	0.31
2003	3.00	0.34
2004	8.35	1.63
2005	2.63	1.61
2006	2.68	0.72

(b) For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

TSX: FMI	$CDN	$CDN
Year	High	Low
2005
Q1/05	3.15	2.52
Q2/05	2.43	2.06
Q3/05	2.68	2.17
Q4/05	2.47	1.90
2006
Q1/06	3.13	1.99
Q2/06	3.05	2.22
Q3/06	2.40	1.99
Q4/06	2.86	0.84

NASDAQ: FMTI	$US	$US
Year	High	Low
2005
Q1/05	2.63	2.09
Q2/05	2.07	1.66
Q3/05	2.19	1.83
Q4/05	2.09	1.61
2006
Q1/06	2.68	1.73
Q2/06	2.64	2.01
Q3/06	2.14	1.76
Q4/06	2.53	0.72

(c) For the most recent six months: the high and low market prices for each month;

TSX: FMI	$CDN	$CDN
Month	High	Low
September 06	2.30	2.15
October 06	2.86	2.35
November 06	2.73	2.27
December 06	2.69	0.84
January 07	1.08	0.82
February 07	0.96	0.83

NASDAQ: FMTI	$US	$US
Month	High	Low
September 06	2.06	1.94
October 06	2.53	2.12
November 06	2.44	2.01
December 06	2.37	0.72
January 07	0.85	0.70
February 07	0.83	0.71

Markets

The Common shares of the Company trade on The Toronto Stock Exchange under the symbol “FMI” and on the NASDAQ Global Market.   We do not currently meet NASDAQ’s minimum US$1.00 bid price requirement for continued inclusion on the NASDAQ Global market and have until July 23, 2007 to regain compliance with this requirement.

ITEM 10

Additional Information

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

ARTICLES OF CONTINUATION

Our Articles of Continuation, as amended, are on file with the Corporations Directorate of Industry Canada under Corporation Number 388768-5.  The Articles of Continuation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

DIRECTORS

The minimum number of directors of the Company is one and the maximum number is twenty. A director of the Company need not be a shareholder. In accordance the Canada Business Corporations Act, one fourth must be residents of Canada.  If there are less than four directors, then at least one director must be a resident of Canada.  In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither the Articles of Continuation, the bylaws, nor the Canada Business Corporations Act (the “Act”) impose any mandatory retirement requirements for directors.

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

o

relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

o

is for indemnity or insurance for director’s liability as permitted by the Act; or

o

is with an affiliate.

The Board of Directors may, on behalf of the Company and without authorization of our shareholders:

o

borrow money upon the credit of the Company;

o

issue, reissue, sell or pledge debt obligations of the Company;

o

give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

o

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

These borrowing powers may be varied by our bylaws or our Articles of Continuation. However, our bylaws and Articles of Continuation do not contain any restrictions on or variations of these borrowing powers.

Share Capitalization

Our of Continuance authorize the issuance of an unlimited number of common shares without par value and 50,000 preferred shares without par value. At the annual meeting held in May 2006, the shareholders approved a resolution increasing the authorized common shares from 200,000,000 to an unlimited number. Of the preferred shares, 10,000,000 have been designated the Series A Convertible Preferred Shares, and 6,000 have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares as at December 31, 2006.

COMMON SHARES

The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each common share held at all meetings of shareholders. The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

The holders of common shares are entitled to receive dividends and the Company will pay dividends, as and when declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or ratably with the holders of the common shares, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among our shareholders for the purpose of winding-up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class or shares of the Company entitled to receive the assets of the Company upon such distribution in priority to or ratably with the holders of the common shares, be entitled to participate ratably in any distribution of the assets of the Company.

PREFERRED SHARES AS A CLASS

The preferred shares of the Company may at any time or from time to time be issued in one or more series. The directors may alter by resolution the Articles of the Company, or, if applicable, the By-Laws, or both, to fix or change the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares.  The directors may also confer on the holders of any series of preferred shares the right to notice of or to be present or to vote, at any general meeting of the shareholders of the Company.  Preferred shares shall be entitled to preference over the common shares and any other shares of the Company ranking junior to the preferred shares in the event of any liquidation, dissolution or winding-up of the Company or any distribution of our assets for the purpose of winding-up our affairs, whether voluntary or involuntary. The preferred shares of each series shall rank in parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

SERIES A CONVERTIBLE PREFERRED SHARES

10,000,000 of our preferred shares have been designated the Series A Convertible Preferred Shares.  On January 6, 2004, we completed a private placement of units to raise US$10.75 million, resulting in our issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn $2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share was convertible at the option of the holder for no further consideration into one common share.   In February, 2004, we filed a registration statement registering the common shares acquirable upon the conversion of the Series A Preferred Shares and upon exercise of the warrants.   All 5,375,000 Series A Convertible Preferred Shares were converted to common shares in April, 2004, leaving 4,625,000 Series A Convertible Preferred Shares remaining available for issuance.

Voting Rights:

Each holder of Series A Convertible Preferred Shares shall be entitled as such to receive notice of and to attend and vote at all meetings of the holders of common shares of the Company (except meetings at which the holders of the Series A Convertible Preferred Shares are precluded from voting under the terms of the Canada Business Corporations Act) and at each such meeting shall have that number of votes equal to the number of votes such holder would have upon full conversion of the holder’s Series A Convertible Preferred Shares at the record date for the determination of shareholders entitled to vote or consent at such meeting, or the date any written consent of shareholders is solicited if the action is to be taken by written consent. Except as otherwise expressly provided in our constating documents, as amended from time to time, or by the Canada Business Corporations Act, the holders of Series A Convertible Preferred Shares and the holders of common shares of the Company shall vote together as a single class on all matters.

Conversion Rights:

Each Series A Convertible Preferred Share was convertible for no further consideration at the option of the holder into one common share. If the aggregate closing price on the NASDAQ National Market for that number and kind of shares which are then issuable upon conversion of a holder’s Series A Convertible Preferred Shares then outstanding, is above 200% of the aggregate original issue price for such Series A Convertible Preferred Shares for a period of thirty (30) consecutive trading days (a “Trigger Event”), then such Series A Convertible Preferred Shares shall be convertible, at the option of the Company for a period of sixty (60) days following the Trigger Event, into that number and kind of shares into which the holder of the Series A Convertible Preferred Shares is then entitled to convert such Series A Convertible Preferred Shares. The Series A Convertible Preferred Shares have attached certain anti-dilution provisions which provide for an adjustment, upon the occurrence of certain events, of the number or kind of shares, or both, into which the Series A Convertible Preferred Shares may be converted.

Dividend Rights:

The holders of the then outstanding Series A Convertible Preferred Shares shall be entitled to receive, out of any assets of the Company legally available therefor, such dividends as may be declared on Series A Convertible Preferred Shares from time to time by our board of directors. No dividend shall be paid with respect to any common shares or any shares in the capital of the Company ranking junior to the Series A Convertible Preferred Shares with respect to the payment of dividends unless the holders of the Series A Convertible Preferred Shares are first paid (A) all declared and unpaid dividends; and (B) a dividend per Series A Convertible Preferred Share equal to the dividend that would be payable on the number of common shares of the Company into which each Series A Convertible Preferred Share is then convertible. The right to such dividends on the Series A Convertible Preferred Shares shall not be cumulative, and no rights shall accrue to the holders of the Series A Convertible Preferred shares by reason of the fact that dividends on such shares are not declared or paid in any prior year.

Liquidation:

Subject to the rights of holders, if any, of shares of the Company then outstanding having a right upon liquidation, dissolution or winding up of the Company ranking equal or superior to the rights of holders of Series A Convertible Preferred Shares, in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Shares are entitled to receive on a pro-rata basis for each Series A Convertible Preferred Share held by them, before payment out to the holders of the common shares and over any other shares ranking junior to the Series A Convertible Preferred Shares, if any, the original issue price per Series A Convertible Preferred Share, together with any unpaid but declared dividends.  After holders of the Series A Convertible Preferred Shares have been paid this amount, the holders of the Series A Convertible Preferred Shares are not entitled to any further distribution.

SERIES B CONVERTIBLE PREFERRED SHARES

6,000 of our preferred shares have been designated the Series B Convertible Preferred Shares.  In October and November, 2005, we completed separate private placement transactions pursuant to separate agreements for an aggregate of US$6 million, resulting in the issuance of all 6,000 Series B Convertible Preferred Shares (“B Pref Shares”) at a price of U.S. $1,000 per B Pref Share (the “Stated Value”) with an aggregate of 1,818,182 warrants attached.  All B Pref Shares were converted into 3,636,363 common shares during the period commencing January 27, 2006 and ending April 11, 2006.

Action Necessary to Change Rights of Shareholders

In order to change the rights of our shareholders, the Company would need to amend our Articles of Continuance to effect the change. Such an amendment would require the approval of holders of two-thirds of the Common Shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting. For certain amendments such as those creating a class of preferred shares, a shareholder is entitled under the Canada Business Corporations Act to dissent in respect of such a resolution amending the Articles of Continuance and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of our common shares.  In addition, for certain amendments, the separate approval of holders of two-thirds of one or more classes of shares, or in some cases, of one or more series of shares, is required.

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board has the power to call a special meeting of shareholders at any time.  The Board must call a special meeting of shareholders if requisitioned to do so by not less than holders of five percent of the issued shares of the company that carry the right to vote at a meeting, for the purpose stated in the shareholder requisition.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, the election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

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

Limitations on Right to Own Securities

Neither Canadian law nor our Articles of Continuance or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister on an annual basis (currently $281 million). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

o

an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

o

an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

o

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change of Control

Except as set forth above under the heading “Articles and By-Laws – Share Capitalization – Series B Convertible Preferred Shares – Holder’s Redemption Rights”, there are no provisions of our Articles of Continuance or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. Our bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

Shareholder Rights Plan

On February 10, 1998, the Board of Directors adopted a Shareholders Rights Plan, which was confirmed by the shareholders at the annual meeting of the Company held on January 11, 1999.  Effective April 28, 2003, the Board of Directors amended and restated the Shareholder Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003 (the Shareholder Rights Plan, as so amended and restated, is hereinafter referred to as the “Rights Plan”).  The Rights Plan was amended and restated in order to take into account many of the terms of similar plans approved at the time by shareholders of other Canadian companies and the current expectations of major investors.

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

Summary of the Rights Plan Characteristics

Upon a person or related group making a Takeover Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Voting Shares, other than through certain “Permitted Acquisitions” (as discussed below) including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board of Directors, the Rights entitle their holders (other than the acquirer) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquirer may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Takeover Bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The “permitted bid” concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board of Directors sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, shareholders who favor the bid indicate their approval simply by tendering their Voting Shares to it.  If shareholders independent of the bidder tender Voting Shares representing more than 50% of the Voting Shares then outstanding by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their securities to the bid if they so choose.  Securities deposited pursuant to a bid for less than all of the securities held by Independent Shareholders must be taken up and paid for on a pro rata basis.  The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders’ meeting.  As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.  Of course, the Board of Directors may call a shareholders’ meeting at any time should it believe that a meeting would be beneficial to the shareholders.

Pursuant to the role of the Board of Directors to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquirer to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board of Directors within 10 Business Days following the announcement of a Takeover Bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Voting Shares have been accumulated by an acquirer or group other than through Permitted Acquisitions (i.e. “Flip-in Event”).  In addition, until the occurrence of a Flip-in Event, the Board of Directors may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions but in that event must waive the application of the Rights Plan to any other Takeover Bid occurring within 60 days of such waiver.

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

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one Right in respect of each outstanding Voting Share and each Voting Share issuable upon the exercise or conversion of Convertible Securities to holders of record as at the Record Time and authorized the Company to issue one Right for each such security issued after the Record Time and prior to the “Separation Time” (as defined below).  The initial exercise price of a Right is $40 (the “Exercise Price”).  The Exercise Price is subject to certain adjustments as described below.  The Rights will expire 10 years after the Effective Date (the “Expiration Date”), unless exchanged or redeemed earlier by the Company as described below.

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

Separation Time

The “Separation Time” is the Close of Business on the tenth Business Day following the earlier of:

(i)

the first date of public announcement (which for the purposes of this definition includes, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia)) of facts indicating that a Person has become an Acquiring Person;

(ii)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Takeover Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such Takeover Bid continues to satisfy the requirements of a Permitted Bid).

Trading and Exercise of Rights

The Rights will separate and trade apart from the securities and become exercisable after the Separation Time upon the issuance of “Rights Certificates” (as defined below).  Until the Separation Time, the Rights may be transferred only with the associated securities and will be represented by the outstanding certificates; new certificates issued on the transfer of existing securities or on the issuance of additional securities will contain a notation incorporating the Rights Agreement by reference.  Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of securities as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the outstanding Voting Shares.  A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro Rata Acquisitions, Convertible Securities Acquisitions or otherwise on terms approved by the Board of Directors (collectively the “Permitted Acquisitions”), provided that if he/she becomes the Beneficial Owner of 20% or more of the Voting Shares by such means and he is or subsequently becomes the Beneficial Owner of additional Voting Shares constituting more than 1% of the Voting Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Beneficial Ownership

Beneficial Ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a Takeover Bid for our Voting Shares and to Persons who enter into Permitted Lock-up Agreements in connection with a Takeover Bid.

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

(i)

none of the bidder and its affiliates and associates will acquire any Voting Shares while the bid is outstanding;

(ii)

all Voting Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (iii) below and that all Voting Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(iii)

no Voting Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless Independent Shareholders have deposited or tendered shares representing more than 50% of the Voting Shares then outstanding pursuant to the bid and have not withdrawn such shares; and

(iv)

should the condition referred to in (iii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (iii) above provided that where a greater number of Voting Shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the Voting Shares held by Independent Shareholders, the Voting Shares must be taken up and paid for on a pro rata basis.

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

Supplements and Amendments

The Board of Directors may supplement, amend, vary or delete any of the provisions of the Rights Plan:  (i) to correct clerical or typographical errors, (ii) to revise the Exercise Price of the Rights, and (iii) as otherwise may be determined by the Board of Directors, acting in good faith, to be necessary or desirable.  Any amendment referred to in (iii) must, if made before the Separation Time, be submitted to the holders of Common Shares for ratification at the next general meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

C.

Material Contracts

The following is a summary of the material contracts, other than contracts entered into in the ordinary course of business, to which the Company or our subsidiaries is a party for the two years immediately preceding the date of this Form 20-F:

Issuance of Series B Shares and Warrants

On October 27, 2005, we entered into subscription agreements with various investors with Merriman Curhan Ford & Co. as agent for a US$6 million Private Placement, resulting in the issuance of 6,000 Series B Convertible Preferred Shares with warrants attached, at a price of US$1,000 per B Pref Share. The B Pref Shares were convertible at any time, without further consideration, at the option of the holders at a rate of US$1.65 per common share into a total of 3,636,363 common shares, subject to adjustment. All B Pref Shares were converted into 3,636,363 common shares during the period commencing January 27, 2006 and ending April 22, 1006. The warrants entitle the holders to purchase up to 1,818,182 common shares of the Company at a price of US$2.06 per share for five years from the date of closing.

Pharmavite LLC

By an agreement dated January 1, 2006, the Company entered into a Reducol™ License & Supply Agreement with Pharmavite LLC.  Pursuant to the terms of the Agreement, Pharmavite must purchase a certain minimum quantity of Reducol™.  The contract terminates by its terms on June 30, 2007 and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  Failure to renew the agreement would have a material adverse effect on our revenue.

Phyto-Source Supply Agreement

In February, 2006, we signed a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  For a further discussion of this agreement, see “Part I” – “Item 4 Information on the Company” – “A. History and Development of the Company” – “Dispositions.”

Phyto-Source Sale Agreement

Pursuant to an agreement dated February, 2006, in March 2006 we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  For a further description of this sale, see “Part I” – “Item 4 Information on the Company” – “A. History and Development of the Company” – “Dispositions.” In connection with the sale, we also entered into a Supply Agreement with Phyto-Source which provides for the supply to us of ReducolTM and other wood sterols for a period of five years. (See Part 1, Item 4B “Business Overview” – “Manufacturing of ReducolTM and other value-added sterol products”)

Forbes-Fayrefield

By an agreement dated June 19, 2006, we announced the signing of an agreement with Fayrefield to establish a new UK company for the purpose of expanding distribution of finished products containing Reducol™ in Europe.  For a further description of this transaction, see “Part I” – “Item 4 Information on the Company” – “A. History and Development of the Company” – “Acquisitions” – “Forbes-Fayrefield Joint Venture”.

TheraPei Pharmaceuticals, Inc.

In October, 2006, we acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California, pursuant to an Agreement and Plan of Reorganization dated October 24, 2006 among us, Forbes Medi-Tech (Research) Inc., TheraPei Pharmaceuticals, Inc. and John J. Nestor, Jr. as stockholder representative.  In connection with the acquisition, we also entered into a Development Agreement among Forbes Medi-Tech (Research) Inc., TheraPei Pharmaceuticals Inc. and John J. Nestor Jr. as stockholder representative.   For a description of the transactions undertaken pursuant to these agreements, see “Part I” – “Item 4 Information on the Company” – “A. History and Development of the Company” – “Acquisitions” – “TheraPei Pharmaceuticals, Inc.”.

Management Contracts

We have entered into employment agreements with our senior executives.   For a description of these agreements, see “Part I” – “Item 6 Directors, Senior Management and Employees” – “C. Board Practices” – “Service Contracts”.

D.

Exchange Controls

Canada has no system of exchange controls. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (See “Taxation” below).  There are no limits on the rights of non-Canadians to exercise voting rights on their common shares of the Company.

E.

Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of Forbes Medi-Tech Inc.  (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of Forbes Medi-Tech Inc.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares (the “Common Shares”) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Forbes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Forbes, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 20011, a dividend paid by Forbes generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Forbes is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

Forbes generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) Forbes is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if Forbes satisfies one or more of such requirements, Forbes will not be treated as a QFC if Forbes is a “passive foreign investment company” (as defined below) for the taxable year during which Forbes pays a dividend or for the preceding taxable year.

As discussed below, Forbes does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2006, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by Forbes concerning its “passive foreign investment company” status or that Forbes will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year.  Accordingly, although Forbes expects that it may be a QFC for the taxable year ending December 31, 2007, there can be no assurances that the IRS will not challenge the determination made by Forbes concerning its QFC status, that Forbes will be a QFC for the taxable year ending December 31, 2007 or any subsequent taxable year, or that Forbes will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If Forbes is not a QFC, a dividend paid by Forbes to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by Forbes generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If Forbes is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

Forbes generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of Forbes is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of Forbes (a “10% Shareholder”).

If Forbes is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of Forbes and (b) such 10% Shareholder’s pro rata share of the earnings of Forbes invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of Forbes that are attributable to such Common Shares.  If Forbes is both a CFC and a “passive foreign investment company” (as defined below), Forbes generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

Forbes does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that Forbes will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

Forbes generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of Forbes for such taxable year is passive income or (b) 50% or more of the assets held by Forbes either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if Forbes is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if Forbes owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, Forbes will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Forbes from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If Forbes is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat Forbes as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of Forbes, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of Forbes, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which Forbes is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Forbes

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which Forbes is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

Forbes does not believe that it was a PFIC for the taxable year ended December 31, 2006, and does not expect that it will be a PFIC for the taxable year ending December 31, 2007.  The determination of whether Forbes was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether Forbes will be a PFIC for the taxable year ending December 31, 2007 and each subsequent taxable year depends on the assets and income of Forbes over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by Forbes concerning its PFIC status or that Forbes was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owning at least 10% of the outstanding common shares of the Company.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property.  To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

Documents on Display

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the Commission’s Public Reference Room at One Station Place, 100 F Street NE, Washington, D.C., 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators’ electronic filing system, SEDAR®, accessible at the web site http://www.sedar.com

NASDAQ Corporate Governance

We are a foreign private issuer and our common shares are listed on the NASDAQ Global Market (“NASDAQ”).  NASDAQ Rule 4350 (a)(1) permits a foreign private issuer to follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer shall: comply with Rules 4350(b)(1)(B), 4350(j) and 4350(m), have an audit committee that satisfies Rule 4350(d)(3), and ensure that such audit committee's members meet the independence requirement in Rule 4350(d)(2)(A)(ii). A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 shall disclose in its annual reports filed with the Commission each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

We do not follow Rule 4350(f) (shareholder quorum) but instead follow our home country practice, as described below.

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

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The sales revenues for our current sales activities are based primarily on the U.S. dollar, and to a lesser degree on the European Union EURO. The Company does not engage in any foreign currency hedging activities. Based on the assumptions for revenues in Item 5 – “Operating and Financial Review and Prospects –  “Trend Information” with sterols revenues of between Cdn $7.5 to $8.0 million projected in 2007, a 10% change in the Canadian/US exchange rate would increase revenue by approximately $0.5 million. A 10 % change in the Canadian/ EURO exchange rate would change revenue by approximately $0.2 million.

A portion of our operating costs and product costs associated with our sales activities are based on U.S. dollars. Based on the assumptions for operating costs and sales activities in Item 5 – “Operating and Financial Review and Prospects –  “Trend Information” with the cost structure described therein, a 10% change in the Canadian/US exchange rate would change costs by approximately $0.9 million.

Interest Rate Risk

We do not have material floating rate debt obligations which may expose us to market risk.  The primary objective of our investment policy is the protection of principal, and accordingly we invests in overnight deposit accounts, saving accounts, or high-grade commercial paper and government securities with varying maturities, but typically less than 90 days. As it is our intent to hold these investments until maturity, we do not have a material exposure to interest rate risk.

Commodity Price Sensitivity

We have secured long term supply agreements for the supply of Reducol™ and other sterol ingredients, with fixed prices through fiscal 2008. For the final two years of the agreement, the annual prices are determined and fixed each year, based on market prices of similar commodities. In addition, we may source alternative supplies of the sterol products, subject to purchasing the minimum annual quantities as agreed to in the supply agreements. As we have secured this long term agreement, we do not have material exposure to commodity price risk.

ITEM 12

Description of Securities Other than Equity Securities

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

PART II

ITEM 13

Defaults, Dividend  Averages and Delinquencies

Not applicable.

ITEM 14

 Material Modifications of the Rights of Security Holders and Use of Proceeds

Effective February 9, 1998, the Company adopted a shareholder rights plan (the “Rights Plan”) to protect our shareholders from unfair, abusive or coercive take-over strategies. Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003.  The Rights Plan was amended and restated in order to take into account many of the terms of similar plans recently approved by shareholders of other Canadian companies and the current expectations of major investors.

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

ITEM 15

Controls and Procedures

Management’s Statement of Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" below.

Our Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2006. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date and no material weaknesses were discovered.

Auditor Attestation on Internal Control over Financial Reporting

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company an “accelerated filer” as defined in Rule 12b-2 of the Exchange Act.  The Company is not required to have our auditor provide an attestation on our management’s report on internal control over financial reporting until our annual report for the year ended December 31, 2007.

Changes in Internal Controls Over Financial Reporting

During fiscal 2006, we made improvements to our internal controls over financial reporting in preparation for our first annual management report on internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16

Item 16A.

Audit Committee Financial Expert

Our Board of Directors has determined that Nitin Kaushal satisfies the requirements of an audit committee financial expert pursuant to the criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit Committee.  Our Board of Directors has determined that Mr. Kaushal meets the requirements for independence as currently in effect under the rules and requirements of the NASDAQ Global Market and the Toronto Stock Exchange.

Item 16B.

Code Of Ethics For Chief Executive Officer, Chief Financial Officer And Controller

The Company has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees including our Chief Executive Officer, Chief Financial Officer and Controller.  A copy of our Code of Business Conduct and Ethics is attached as Exhibit 99.6 to our Form 40-F dated March 29, 2006 which was filed on EDGAR on April 3, 2006.

All amendments to the Code of Ethics, and all waivers of such code with respect to any of the officers covered by it, will be posted on our web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  Our website is located at www.forbesmedi.com.

Item 16C.

Principal Accounting Fees And Services – Independent Auditors

The fees paid to our independent auditor, KPMG LLP for the years ended December 31, 2006 and December 31, 2005 are set forth below:

	Years ended December 31
	2006	2005
Audit	$152,000	$227,000
Audit-Related	Nil	22,000
Tax	6,000	56,000
All Other Fees	Nil	Nil
Total	$158,000	$305,000

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

All services described in the table above were approved by the Audit Committee pursuant to paragraph c(7)(i)(C) of Rule 2-01 of Regulation X.

Pre-Approval Of Audit And Non-Audit Services Provided By Independent Auditors

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

Item 16D.

Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17

Financial Statements

Not applicable.

ITEM 18

Financial Statements

The Consolidated Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 19 to the Consolidated Financial Statements.

The Financial Statements and related schedules attached hereto are included in this Item and form part of this Report:

Auditors’ Report to the Shareholders

Comments by Auditors for U.S. Readers on Canadian – U.S. Reporting Difference

Consolidated Balance Sheets as at December 31, 2006 and 2005

Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements

ITEM 19

Exhibits

Exhibit No.	Description
1.1(1)	Articles of Continuance dated April 4, 2001, and amendments thereto dated December 22, 2003, October 26, 2005 and May 17, 2006
1.2(1)	By-Laws of the Company dated January 29, 2001 and amendment thereto dated April 11, 2006
1.3(2)	Certificate of Continuance dated April 11, 2001
1.4(2)	BC - Statement on Registration – Extra provincial Company filed August 11, 2001
1.5(2)	BC - Certificate of Registration dated August 21, 2001
2.1(1)	Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003
2.2(6)	Amended and Restated 2000 Stock Option Plan dated August 15, 2000, as amended on April 13, 2004 and April 11, 2005
4.1*(2)	License Agreement with UBC (re: Phytosterols) dated July 4, 1995
4.2*(2)

Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001

4.3(2)	Amended and Restated Formation and Contribution Agreement dated December 18, 2002

4.4(2)	Amended and Restated Formation and Contribution Agreement dated January 18, 2002
4.5(3)	Credit Agreement dated August 1, 2003 between Phyto-Source LP and Southwest Bank of Texas, N.A. as amended
4.6(6)

Master Lease Agreement dated October 22, 2003 between Phyto-Source LP and SWBT Capital, LLC, as amended by Amendment No.1 to Master Lease Agreement No. 300008 dated October 22, 2003 between SWBT Capital, LLC and Phyto-Source LP

4.7(1)	Subordination Agreement dated as of March 17, 2004 among Forbes Medi-Tech (USA) Inc., SWBT Capital, LLC and Phyto-Source LP
4.8(1)	Unconditional Guaranty dated December 18, 2003 between Forbes Medi-Tech (USA) Inc. and SWBT Capital, LLC
4.9(4)	Separate Securities Purchase Agreements dated October 26, 2005 between Forbes Medi-Tech Inc. and various purchasers of our Series B Convertible Preferred Shares
4.10(4)	Separate Registration Rights Agreements dated October 25, 2004 between Forbes Medi-Tech Inc. and various purchasers of our Series B Convertible Preferred Shares
4.11(4)	Class D Warrant Certificates
4.12(1)	Settlement Agreement dated May 26, 2004 between Forbes Medi-Tech Inc., Tazdin Esmail and Vestco Enterprises Inc.
4.13	Amended and Restated Employment Agreement with Charles Butt dated September 8, 2004
4.14	Amended and Restated Employment Agreement with Jeff Motley dated January 1, 2005
4.15	Amended and Restated Employment Agreement with Laura Wessman dated January 1, 2005
4.16	Employment Agreement with Susan Ben-Oliel dated November 1, 2005
4.17*	Employment Agreement with John Nestor dated October 25, 2006
4.18	Amended and Restated Employment Agreement with David Goold dated January 1, 2006
4.19(5)	Subscription Agreement with various investors with Merriman Curhan Ford & Co. as agent dated October 27, 2005
4.20*	Licence & Supply Agreement with Pharmavite LLC dated January 1, 2006
4.21*	Supply Agreement with Phyto-Source dated January 1, 2006
4.22(7)	Agreement of Purchase and Sale with Chusei Oil Co. Ltd. dated March 2006
4.23(8)	Joint Venture Agreement establishing Forbes-Fayrefield Ltd. dated June 2006
4.24(9)	Agreement and Plan of Reorganization with TheraPei Pharmaceuticals, Inc. and John J. Nestor dated October 24, 2006
8.1	List of Subsidiaries
12.1	Section 302 Certificate of Chief Executive Officer
12.2	Section 302 Certificate of Chief Financial Officer
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6 (10)	Code of Ethics dated March 29, 2006

(1)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 1, 2005 and, as to the October 26, 2005 amendment to the Company’s Articles of Continuance only, from the Company’s Form 6-K submitted to the SEC on October 31, 2005 as to the May 17 amendment to the Company’s Articles of Continuance only, from the Company’s Form  6K submitted to the SEC on May 19, 2006.

(2)

Original Credit Agreement incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended July 31, 2001.

(3)

 Incorporated herein by reference from the Exhibits to the Company’s Registration Statement on Form F-3 (SEC File No. 333-110910) on December 4, 2003.

(4)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on October 28, 2005 and the Company's Form 6-K's filed on November 23, 2005.

(5)

Incorporated herein by reference from the Exhibits to the Company’s Form 6-K filed on October, 28, 2005.

(6)

Previously filed on Form F-3 on November 23, 2005 (SEC File No. 333-129943).

(7)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on February 24, 2006.

(8)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on June 21, 2006.

(9)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on October  30, 2006.

(10)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 3, 2006.

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
(signed) “Charles Butt”
CHARLES BUTT, CHIEF EXECUTIVE OFFICER

Dated:   April 2, 2007

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 20-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Charles A. Butt, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 2, 2007	/s/ Charles A. Butt
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

1.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

3.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

4.

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

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

Date: April 2, 2007	By:	/s/ Charles A. Butt Charles A. Butt Chief Executive Officer

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 20-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Goold, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 2, 2007	/s/ David Goold
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

1.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

3.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

4.

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

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

Date: April 2, 2007	By:	/s/ David Goold David Goold Chief Financial Officer

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2006, 2005 and 2004

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Forbes Medi-Tech Inc.:

We have audited the accompanying consolidated balance sheets of Forbes Medi-Tech Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forbes Medi-Tech Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

As discussed in note 19 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 9, 2007

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the Canada and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" on page 14 of the December 31, 2006 Management ‘s Discussion and Analysis.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

“Charles A. Butt”

“David Goold”

CHARLES A. BUTT

DAVID GOOLD, CA

President and Chief Executive Officer

Chief Financial Officer

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$ 15,287	$ 9,298
Accounts receivable (note 3)	1,546	586
Inventories (note 4)	6,093	1,264
Prepaid expenses and deposits	598	2,752
Current assets-discontinued operations	―	4,374
	23,524	18,274

Capital Assets (note 5)	552	521
Intangible and other assets (note 7)	944	3,410
Goodwill	367	―
Property, plant and equipment-discontinued operations	―	11,835
Intangible and other assets-discontinued operations	―	1,935

	$ 25,387	$ 35,975

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$ 3,486	$ 1,910
Income tax liability	539	1,187
Deferred revenues	58	―
Current liabilities-discontinued operations	―	2,347
	4,083	5,444

Long-term liabilities:
Tenure allowance (note 12(a))	954	927
Future income tax liability (note 17(b))	―	851
Long-term liabilities-discontinued operations	―	330
	5,037	7,552

Liability component of preferred shares (note 11(d))	―	2,341

Shareholders’ equity:
Share capital (note 11(c))	100,994	94,790
Contributed surplus (note 11(b))	8,943	7,554
Equity component of preferred shares (note 11(d))	―	2,481
Deficit	(89,587)	(78,743)
	20,350	26,082

	$ 25,387	$ 35,975

Nature of operations (note 1)

Commitments and contractual obligations (notes 9, 12 and 18)

Related party transactions (notes 6 and 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Don Buxton”		“Nitin Kaushal”
	Director		Director
DON BUXTON		NITIN KAUSHAL

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Revenue:
Sales	$ 5,964	$ 3,867	$ 2,469
Licensing	152	153	151
Phytosterol revenues	6,116	4,020	2,620
Interest and other	1,126	461	374
	7,242	4,481	2,994

Expenses:
Research and development	9,634	10,994	5,571
General and administrative	6,513	5,617	6,965
Cost of sales	5,857	2,507	1,518
Marketing, sales and product development	2,762	1,665	1,065
Depreciation and amortization	149	162	115
	24,915	20,945	15,234
Loss from continuing operations for the year before taxes	(17,673)	(16,464)	(12,240)

Current income taxes (note 17(a))	(158)	―	―

Net loss from continuing operations for the year	(17,831)	(16,464)	(12,240)

Discontinued Operations (note 10)
Income from discontinued operations, net of income tax provision	29	3,658	4,226

Gain from disposal of discontinued operations, net of current income tax provision of $7,243 and future tax reduction of $(845)	6,958	―	―

Net loss for the year	(10,844)	(12,806)	(8,014)

Deficit, beginning of year	(78,743)	(65,937)	(57,923)

Deficit, end of year	$ (89,587)	$ (78,743)	$ (65,937)
Weighted average number of common shares outstanding (‘000)	37,400	34,058	31,945

Basic and diluted loss per share from continuing operations	$ (0.48)	$ (0.48)	$ (0.38)

Basic and diluted income per share from discontinued operations	$ 0.00	$ 0.10	$ 0.13

Basic and diluted gain per share from disposal of discontinued operations	$ 0.19	―	―

Basic and diluted loss per share	$ (0.29)	$ (0.38)	$ (0.25)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Cash provided by (used in):
Operations:
Net loss for the year	$(10,844)	$(12,806)	$(8,014)
Adjustment for:

Income from discontinued operations, net of taxes	(29)	(3,658)	(4,226)
Gain on disposal of discontinued operations, net of taxes	(6,958)	-	-
Depreciation and amortization	149	162	115
Amortization of deferred license revenues	(115)	(151)	(151)
Amortization of capitalized financing fees	26	17	-
Accretion of interest	117	74	-
Loss (gain) on disposal of fixed assets	1	(9)	4
Stock-based compensation	1,819	1,776	2,838
License fee paid in shares	-	-	49
Foreign exchange translation	-	(5)	(24)
	(15,834)	(14,600)	(9,409)
Net change in non-cash operating items (note 13)	(1,881)	(2,474)	986
Net cash used in continuing operations	(17,715)	(17,074)	(8,423)

Net cash (used in) provided by discontinued operations	(5,214)	7,180	3,328
	(22,929)	(9,894)	(5,095)

Investments:
Acquisition of property, plant and equipment	(174)	(315)	(260)
Proceeds on disposal of Phyto-Source manufacturing joint venture	28,935	-	-
Acquisition of license	-	(11)	-
Acquisition of intangible/other assets	(436)	-	-
Proceeds on disposal of fixed assets	-	186	48
Proceeds on divestiture of technology	-	-	1,230
Short-term investments	-	6,018	(4,733)
Net cash invested by discontinued operations	-	(332)	(1,226)
	28,325	5,546	(4,941)
Financing:
Issuance of common shares	923	301	1,473
Issuance of preferred shares, net of share issue costs	-	6,221	12,910
Repayment of notes payable	-	(66)	(150)
Decrease in long-term liabilities from discontinued operations	(330)	(1,339)	(114)
	593	5,117	14,119

Increase in cash and cash equivalents	5,989	769	4,083

Cash and cash equivalents, beginning of year	9,298	8,529	4,446

Cash and cash equivalents, end of year	$15,287	$9,298	$8,529

Supplementary information (note 14)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

1.

Nature of operations:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular and related diseases.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  The Company has operations in the nutraceutical/functional food ingredient market in the USA, Europe and other international markets.

As the Company is continuing to further its pharmaceutical research of novel compounds, future losses are anticipated and additional financing will be required.  The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

2.

Significant accounting policies:

(a)

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued):

(d)

Capital and intangible assets:

Capital assets are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate

Office and laboratory equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	Lease term

Capital additions are amortized when placed into use.

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

(e)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The Company tests for impairment  resulted in no impairment of goodwill in 2006.

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

Years ended December 31, 2006, 2005 and 2004

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

(i)

Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company’s products, costs related to the manufacturing, development and upscaling of the Company’s product lines until a market has been established and the products are sold, and any write-down of inventory to net realizable value.

(j)

Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received.  During the year ended December 31, 2006, the Company received $169 (2005 – $101) of government assistance which has been offset against research and development expense.

(k)

Income taxes:

Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantively enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued):

(l)

Foreign currency translation:

The Company’s functional and reporting currency is the Canadian dollar.  The Company’s foreign subsidiaries are integrated foreign operations for which monetary assets and liabilities denominated in US dollars or Pound Sterling are translated into Canadian dollars at the rates of exchange in effect at the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

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

(n)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 12(c)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(o)

Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt which includes demand and term loans and notes payable, approximate their fair values due to their short terms to maturity.  It was not practicable to estimate the fair value of the convertible preferred shares, as they are not publicly traded or quoted and an active and liquid market does not exist for investments with similar terms, risks and other features.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

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

3.

Accounts receivable:

	2006	2005

Trade receivables	$1,172	$284
Note receivable (note 7(a))	131	123
Other sales taxes recoverable	201	176
Other receivables	42	3

	$1,546	$586

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

4.

Inventories:

	2006	2005

Raw materials and supplies	$3,514	$-
Finished goods	2,579	1,264

	$6,093	$1,264

5.

Capital assets:

2006	Cost	Accumulated Amortization	Net book Value

Leasehold improvements	$208	$(90)	$118
Laboratory equipment	165	(42)	123
Office equipment	190	(64)	126
Computer equipment and software	305	(120)	185

	$868	$(316)	$552

2006	Cost	Accumulated Amortization	Net book Value

Leasehold improvements	$208	$(44)	$164
Laboratory equipment	129	(22)	107
Office equipment	153	(37)	116
Computer equipment and software	211	(77)	134

	$701	$(180)	$521

6.

Joint venture:

(a)

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

6.

Joint venture (continued):

Under this Agreement, the Company contributed GB£10.2 (Cdn$21) as the initial investment in Forbes-Fayrefield, with Fayrefield contributing GB£9.8 (Cdn$20) for their interest. Forbes-Fayrefield has arranged a €300,000 line of credit to support the operations. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 3.5%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2006, € 134,200 was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in the venture operations:

December 31 2006

Assets
Current assets	299
Office equipment	1

300
Liabilities
Accounts payable, overdraft and accrued liabilities	248

Equity	52

2006

Earnings
Revenue	731
Cost of goods sold	668
Expenses	32

Net earnings	31

2006

Cash Flow
Operating activities	(12)
Financing activities	(1)
Investing activities	21

Increase in cash flow	8

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

7.

Intangible and other assets:

2006		Cost		Accumulated Amortization	Net book Value

Technology		$339		$(6)	$333
Other		46		(30)	16
		385		(36)	349

Note receivable, long-term portion (note 7(a))					239
Tenure allowance					356

	$		$		$944

2005	Cost	Accumulated Amortization	Net book Value

Technology (note 7 (c))	$3,366	$(1,578)	$1,788
Other	46	(28)	18
	3,412	(1,606)	1,806

Note receivable, long-term portion (note 7(a))			370
Long-term receivable (note 7(b))			583
Tenure allowance			268
Capitalized financing fees			383

			$3,410

(a)

In August 2002, the Amqui pilot facility was sold to a third party for total consideration of $1,631.  On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 repayable in one payment of $350 plus interest on May 2004, with the remainder paid by monthly installments beginning September 2002 and ending August 2009.  As at December 31, 2006, a total amount of $370 (short-term $131; long-term $239) (December 31, 2005 – $493 (short-term $123; long-term $370)) remains outstanding.

(b)

The long-term receivable represented the long-term balance of the US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$583) of the amount then due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture. As part of the agreement for sale of the interest in Phyto-Source, the amount was repaid in full to the Company.

(c)

Capitalized phytosterol technology, with a net book value of $1,697 was written off with the sale of the Phyto-Source joint venture (note 10)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

8.

Accounts payable and accrued liabilities:

	2006	2005

Trade payables	$2,217	$1,091
Other payables	1,269	819

	$3,486	$1,910

9.

Acquisition of TheraPei Pharmaceuticals, Inc.

On October 26, 2006, Forbes acquired 100 percent of the outstanding common shares of TheraPei Pharmaceuticals, Inc. (“TheraPei”).  The results of TheraPei 's operations have been included in the consolidated financial statements since that date. TheraPei was a privately held company formed with technology 'spun-out' of Sequenom, Inc., focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases.

The aggregate purchase price was $339 (US $300), including $69 of cash and common stock valued at $270. Under the terms of the acquisition agreement, the value of the 94,672 common shares issued was determined based on the average of the NASDAQ stock exchange high and low trading price of Forbes common shares on October 25, 2006, for accounting purposes the value of the shares was based on the average closing price of the Company’s common shares on the Toronto Stock Exchange during a five day period beginning two trading days prior to the announcement of the agreement, on October 25, 2006.  Dr. John Nestor, Forbes’ Chief Scientific Officer, was the majority shareholder of TheraPei and as such, received the majority of the acquisition consideration, and will receive the majority of any additional consideration paid.

Additional consideration for the acquisition will be made on a staged basis commensurate with development of the newly acquired technologies. Future consideration consisting of milestone payments, payable to the former shareholders of TheraPei, may reach up to US$50 million based upon the successful completion of key clinical development steps ranging from receiving approval for an Investigational New Drug application through to the successful product launches, for the compounds identified as the VPAC2 Analog for diabetes, or for the VPAC2 Analog for inflammatory lung disease.

In the event that the Forbes elects to license any VPAC2 Analog, to an unaffiliated third party, the former shareholders of TheraPei shall be entitled to receive 20% of the license revenue received by Forbes pursuant to such license, and any potential milestone payments with respect to such indication shall terminate.

Upon commercialization of either of the VPAC2 analogs by Forbes for any purpose, the former shareholders of TheraPei shall be entitled to receive an eleven percent (11%) commercial royalty on net sales.

In addition, should any ACC2 Inhibitor, which promotes fatty acid oxidation, be commercialized for any purpose, the former shareholders of TheraPei shall receive a three percent (3%) commercial royalty on net sales by Forbes.  Should any SPT Inhibitor, which targets the treatment of diabetes, be commercialized for any purpose, the former shareholders of TheraPei shall receive a four percent (4%) commercial royalty on net sales by Forbes.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

9.

Acquisition of TheraPei Pharmaceuticals, Inc. (continued):

All consideration will paid as to a minimum of 80% in Forbes’ common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, the Company shall pay cash in lieu of the issuance of shares. The Company may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

As at October 26, 2006

Assets
Cash	$2
Office equipment	10
Intangible assets	339
Goodwill	367

718
Liabilities
Current liabilities assumed	(379)

Net assets acquired	$339

The $339 of acquired intangible assets was assigned to patents that are subject to amortization over the 10 years. Goodwill will be deductible for tax purposes.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

10.

Discontinued operations:

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto- Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006, 2005 and 2004.

In connection with the sale, the Company signed a supply agreement with Phyto-Source to purchase Reducol™ and other wood sterols for a period of 5 years.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd.  The sales price was US$25,000 in cash (Cdn$28,935, based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,958 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697, $134 in transaction fees,  $7,243 in income tax expense, less $845 in a future tax liability reversal.

The following tables reflect the Company’s proportionate share of the Phyto-Source operations for the years ended December 31, 2006, 2005 and 2004 is summarized below. The results for 2006 are from January 1, 2006 to March 14, 2006 (date of disposal).

Income from discontinued operations

	2006	2005	2004

Revenue	$2,490	$16,525	$14,577

Expenses
Cost of goods sold	1,564	7,874	7,190
General and administrative	193	900	740
Depreciation and amortization	287	1,639	1,520
	2,044	10,413	9,450

Net income before taxes	446	6,112	5,127

Current income tax	417	1,606	901
Future income tax	-	848	-

Income from discontinued operations	$29	$3,658	$4,226

Gain on disposal of discontinued operations	$6,958	$-	$-

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value and 50,000,000 preferred shares without par value. At the annual meeting held in May 2006, the shareholders approved a resolution increasing the authorized common shares from 200,000,000 to an unlimited number.  Of the preferred shares, 10,000,000 have been designated the Series A Convertible Preferred Shares and 6,000 have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares as at December 31, 2006.

(b)

Contributed surplus relating to:

	2006	2005	2004
Surplus relating to stock compensation, warrants and options associated with common shares (note 11(c))	$ 7,070	$ 5,681	$4,171
Surplus relating to warrants associated with the Series B Convertible Preferred Shares (note 11(d))	1,873	1,873	―
	$ 8,943	$ 7,554	$4,171

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(c)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2003	27,104,011	$ 79,557	$ 1,567

Issued during the year upon:
Exercise of stock options for cash proceeds	731,625	1,330	―
Exercise of warrants for cash proceeds	69,912	143	―
Exercise of warrants on a cashless basis	605,497	235	(235)
Employee stock based compensation expense	―	―	1,953
Non-employee stock based compensation expense	―	―	885
Fair value of broker’s warrants	―	(495)	495
Transfer from contributed surplus for options exercised:
Employee stock-options	―	404	(404)
Non-employee stock options	―	90	(90)
Conversion of Series A Preferred Shares	5,375,000	12,910	―
Issuance of shares pursuant to licensing agreement	22,350	49	―
Balance, December 31, 2004	33,908,395	$ 94,223	$ 4,171

Issued during the year upon:
Exercise of stock options for cash proceeds	214,200	301	―
Employee stock based compensation expense	―	―	1,767
Non-employee stock based compensation expense	―	―	9
Transfer from contributed surplus for options exercised:
Employee stock-options	―	252	(252)
Non-employee stock-options	―	14	(14)
Balance, December 31, 2005	34,122,595	$ 94,790	$ 5,681
Issued during the year upon:
Exercise of stock options for cash proceeds	313,500	511	―
Exercise of warrants for cash proceeds	200,669	412	―
Exercise of warrants on a cashless basis	34,301	―	―
Employee stock based compensation expense	―	―	1,589
Non-employee stock based compensation expense	―	―	230
Transfer from contributed surplus for options exercised:
Employee stock-options	―	354	(354)
Non-employee stock-options	―	76	(76)
Conversion of Series B Preferred Shares	3,636,363	4,938	―
Amortization of capitalized financing fees on conversion of Series B Convertible Preferred Shares	―	(357)	―
Issuance of shares pursuant to purchase agreement	94,672	270	―
Balance, December 31, 2006	38,402,100	$100,994	$7,070

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(d)

Series B Convertible Preferred Shares issued and allotted:

	Number of Preferred Shares	Liability Component (‘000’s Cdn$)	Equity Component (‘000’s Cdn$)	Contributed Surplus (‘000’s Cdn$)

Balance, January 1, 2005	―	$ ―	$ ―	$ ―

Issued for cash	6,000	2,267	3,011	1,744

Share issue costs	―	―	(343)	(200)
Broker warrants	―	―	(187)	(109)
Fair value of broker warrants	―	―	―	438
Accretion of interest	―	74	―	―
Balance, December 31, 2005	6,000	$ 2,341	$ 2,481	$ 1,873

Conversion to common shares	(6,000)	(2,458)	(2,481)	―
Accretion of interest	―	117	―	―
Balance, December 31, 2006	―	$ ―	$ ―	$ 1,873

In November 2005, the Company completed a Private Placement raising US$6,000 (Cdn$7,022, before financing costs of Cdn$801) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The Series B Convertible Preferred Shares were convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on the then current exchange rates). The Series B Convertible Preferred Shares matured on October 27, 2008, at which time the Company had the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument was that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument was that of a financial liability.  For accounting purposes, these shares were considered to have both a debt and equity component.  The equity component of $2,481 was recorded in contributed surplus and related to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants were allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2,341 was recorded as a liability.  The carrying value of the liability portion was being accreted to its retraction value of $4,064, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion was charged to the statement of operations as interest expense.  Of the total financing costs of $1,238, $839 was charged to shareholders equity and $399 was capitalized as capitalized financing fees in intangible and other assets.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(d)

Series B Convertible Preferred Shares issued and allotted (continued):

In the year ended December 31, 2006, all 6,000 Series B Convertible Preferred Shares were converted into 3,636,363 common shares.  The carrying value of the liability portion was decreased by $2,341 to reflect the conversion of the shares. The interest accretion of the liability portion for the year was $117, and was charged to the statement of operations as interest expense. Also, the amortization of the capitalized financing fees for the year, in the amount of $26, was charged to the statement of operations as financing fees.  In addition, $357 of the capitalized financing fees was recognized as reduction in share capital resulting from the conversion of the 6,000 Series B Convertible Preferred Shares into common shares.

(e)

Other private placements:

On January 6, 2004, the Company raised US$10,750 (Cdn$13,747 before financing costs of Cdn$837) by way of a Private Placement, resulting in the issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13,747 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached (note 11(f)).  Each Series A Convertible Preferred Share was convertible at the option of the holder for no further consideration into one common share.  Each warrant entitled the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  On April 22, 2004, all 5,375,000 outstanding Series A Convertible Preferred Shares were converted by the Company for no additional consideration, into common shares on a 1-to-1 basis.

(f)

Share purchase warrants:

As part of a September 2003 Private Placement, 1,200,864 warrants were issued.  Each warrant entitled the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.

During the year ended December 31, 2006, 413,874 warrants were exercised on a cashless basis resulting in the issuance of 32,448 common shares, 200,669 warrants were exercised for cash proceeds of $412 resulting in the issuance of 200,669 common shares and 22,384 brokers’ warrants were exercised on a cashless basis resulting in the issuance of 1,853 common shares.

As at December 31, 2006, 952,595 warrants were exercised on a cashless basis resulting in the issuance of 445,806 common shares and 248,269 warrants were exercised for cash proceeds of $531 resulting in the issuance of 248,269 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants had the same terms as the warrants issued to investors.  As at December 31, 2006, 253,458 brokers’ warrants were exercised on a cashless basis resulting in the issuance of 157,474 common shares; and 1,000 brokers’ warrants were exercised for cash proceeds of $3 resulting in the issuance of 1,000 common shares.  All warrants were exercised prior to expiry on September 4, 2006.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(f)

Share purchase warrants (continued):

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee. No warrants were exercised in the year ended December 31, 2006.  As at December 31, 2006, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares. A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at December 31, 2006 and expire on January 6, 2007. (See subsequent events, note 20 (a))

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at December 31, 2006 and expire on October 26, 2010.

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(h)

Outstanding Options:

Company's Stock Option Plan as at and changes for the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004

		Weighted		Weighted		Weighted
	Stock	average	Stock	average	Stock	average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
Outstanding,
beginning of year	4,892,708	$2.42	4,290,975	$2.45	3,647,100	$2.15
Granted	965,000	2.53	1,421,500	2.35	2,725,000	3.22
Exercised	(313,500)	1.63	(214,200)	1.40	(731,625)	1.82
Forfeited	(972,583)	2.75	(605,567)	2.88	(1,349,500)	3.54
Outstanding,
end of year	4,571,625	$2.42	4,892,708	$2.42	4,290,975	$2.45

The aggregate intrinsic values of all vested stock options outstanding at December 31, 2006, 2005 and 2004 were $8, $584 and $2,634, respectively. The total fair value of stock options that vested during the year ended December 31, 2006, 2005 and 2004 were $2,237, $331 and $831, respectively. The weighted average grant-date “fair values” of stock options granted during the years ended December 31, 2006, 2005 and 2004 were $1.06, $1.21 and $2.02 per option, respectively.  The total intrinsic values of the stock options exercised during the years ended December 31, 2006, 2005 and 2004 were $340, $224 and $1,876, respectively.

Stock options outstanding as at December 31, 2006:

	Options outstanding			Options exercisable
Range of Exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2006	Weighted average exercise price

$0.66 - $0.96	165,000	0.43	$0.79	150,000	$0.87
$1.20 - $2.20	1,647,875	2.82	$1.96	1,197,375	$1.90
$2.23 - $3.17	2,566,750	3.03	$2.71	2,355,500	$2.69
$3.45 - $3.69	172,000	2.03	$3.69	172,000	$3.69
$4.10 - $4.90	20,000	3.95	$3.95	20,000	$4.90

	4,571,625	2.84	$2.42	3,894,875	$2.44

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(h)

Outstanding Options (continued):

A summary of the non-vested stock options as at and changes for the year ended December 31, 2006 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding,
beginning of year	4,892,708	$ 2.42	2.94		1,484,708	$ 2.47
Granted	965,000	2.53	4.13		216,250	2.40
Exercised	(313,500)	1.63	1.00		(16,250)	2.13
Forfeited	(972,583)	2.75	0.61		(136,021)	2.58
Vested	―	―	―-		(871,937)	2.57
Outstanding,
end of year	4,571,625	$ 2.42	2.85	$ 8	676,750	$ 2.30

Options exercisable	3,894,875	$ 2.44	2.66	$ 8	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on December 31, 2006 of $0.85 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

(i)

Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2006, 2005 and 2004 is summarized below:

	2006	2005	2004

Employee stock-based compensation expense	$1,589	$1,767	$1,953
Non-employee stock-based compensation expense	230	9	885

	$1,819	$1,776	$2,838

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(i)

Stock Based Compensation (continued):

For the years ended December 31, 2006, 2005 and 2004, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	2006	2005	2004

Research and development	$821	$752	$895
General and administrative	684	779	1,510
Marketing, sales and product development	314	245	433

	$1,819	$1,776	$2,838

At December 31, 2006 there is a balance of $500 of unamortized stock based compensation expense, which will be recognized over the next 24 months on a weighted-average basis.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected dividend yield	0%	0%	0%
Expected volatility	60%	96%	112%
Risk-free interest rate	4.3%	3.5%	3.1%
Expected lives	2 years	2 years	2 years

There is no dividend yield because the Company does not pay, and does not plan to pay, cash dividends on common shares. The expected stock price volatility is based on the historical volatility of the Company’s average daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  The effect of actual forfeitures is recognized as it occurs.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(i)

Stock Based Compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected dividend yield	0%	0%	0%
Expected volatility	89%	102%	105%
Risk-free interest rate	4.1%	3.7%	3.3%
Expected lives	4 years	4 years	4 years

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

12.

Commitments, contractual obligations and contingencies:

(a)

Tenure allowance:

In January of 1999, the shareholders approved agreements with three key executive officers ("Executives") that provided for tenure allowances for services provided to the Company.  The agreements entitled each Executive to receive an allowance provided the Executive had continued to provide his service to the Company to specified qualification dates, which ranged from March 1, 2002 to January 1, 2006.  By 2002, two of these executives had resigned from the Company prior to the date that the tenure allowance would have vested.  In 2004, the third Executive resigned, however he had reached his qualification date and has qualified for his tenure allowance.  The Company recorded the cost of this allowance over the term from the date of shareholders' approval to the applicable qualification date.

The Company is obligated to pay $65 per annum for 25 years beginning March 1, 2008.  As the tenure allowance has not been fully funded, the interest accretion (recovery) expense on the allowance for the year ended December 31, 2006 is $(18) (2005 – $164).  The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

12.

Commitments, contractual obligations and contingencies (continued):

(b)

Research agreements:

As at December 31, 2006, the Company had unrecorded future funding commitments under various research agreements totaling $221 (2005 – $2,642).  These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

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

13.

Net change in non-cash operating items:

	2006	2005	2004

Accounts receivable	$ (377)	$ (53)	$ (234)
Inventories	(4,828)	(1,258)	38
Prepaid expenses and deposits	2,284	(2,586)	145
Accounts payable and accrued liabilities	1,576	1,193	887
Deferred revenues	172	(193)	193
Current income tax liability	(647)	―	―
Increase (decrease) in tenure allowance	(61)	122	(11)
Other	―	301	(32)
	$ (1,881)	$ (2,474)	$ 986

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

14.

Supplementary information:

	2006	2005	2004

Supplementary cash flow information:
Interest paid	$ 1	―	―
Interest paid- discontinued operations	18	$ 90	$ 147
Income taxes paid	8,327	1,180	27
Non-cash financing and investing activities:
Conversion of preferred shares to common shares	4,581	―	12,415
Issuance of shares pursuant to purchase agreement	270	―	―
Fair value assigned to brokers’ warrants	―	438	495
Transfer from contributed surplus for brokers’ warrants exercised	―	―	235
Transfer from contributed surplus for options exercised	$ 430	$ 266	$ 494

15.

Related party transactions:

During the years ended December 31, 2006, 2005 and 2004, the Company paid or accrued to companies controlled by directors or officers:

	2006	2005	2004

Legal fees and share issue costs	$ 229	$ 246	$ 141
Consulting	―	6	719
	$ 229	$ 252	$ 860

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses and in intangible and other assets.

16.

Concentration of sales and segmented disclosure:

For the year ended December 31, 2006, the majority of the Company’s revenue was generated from four customers (year ended December 31, 2005 – two customers).  Customer A accounted for 38% (2005 – 81%), Customer B accounted for 18% (2005 – 0%), Customer C accounted for 12% (2005 – 0%), and Customer D accounted for 11% (2005 – 5%) of revenue.  57% of sales are recorded in the USA, 40% of sales are recorded in Europe and the balance in Asia.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States and the European Union.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

16.

Concentration of sales and segmented disclosure (continued):

As of December 31, 2006, 2005 and 2004, the Company’s long-lived assets used in continuing operations are primarily located in Canada. For the years ended December 31, 2005 and 2004, the Phyto-Source joint venture assets, classified as discontinued operations, were located in the United States.

17.

Income taxes:

(a)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense using a 34.10% (2005 – 34.85%, 2004 – 35.60%) statutory rate is:

	2006	2005		2004

Income tax (recovery) at statutory rates	$(6,027)	$(5,738)	$	$ (4,357)
Expenses not deductible for tax purposes	909	859		1,212
Change in valuation allowance	5,032	3,973		1,995
Valuation allowance change not recorded in the
statement of operations	414	1,065		1,405
Unrecognized benefit of share issue costs	(149)	(152)		(254)
Tax rate differences	(19)	-		(1)
Other	(2)	(7)		-

Income tax expense	$158	$-		$-

(b) The tax effects of temporary differences that give rise to significant components of the future income tax assets and liabilities are presented below:

	2006	2005
Future tax assets:

Non-capital loss carry-forwards	$16,279	$12,134
Research and development expenditures deferred for
income tax purposes	11,903	11,752
Deficiency of property, plant and equipment and intangible
asset values over tax values	1,539	768
Share issue costs	315	328
Other	204	226
Total gross future tax assets	30,240	25,208

Valuation allowance	(30,240)	(25,208)

Total future tax assets	$-	$-

Future tax liabilities:

Excess of property, plant and equipment and intangible asset
values over tax values	-	(851)

Net future tax liabilities	$-	$(851)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

17.

Income taxes (continued):

(b)

The tax effects of temporary differences (continued):

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2006, the Company has scientific research and experimental development expenditures in the amount of $35,585 (2005 – $35,476) available for carry-forward indefinitely to reduce future Canadian taxable income.  The Company also has approximately $7,689 (2005 – $7,754) of unclaimed investment tax credits available to reduce future Canadian income taxes otherwise payable.  The Company also has non-capital losses in the amount of $47,376 (2005 – $35,607) available to offset future Canadian taxable income.  The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment tax credits	Non-capital losses

2007	$ 130	$ 120
2008	265	13,282
2009	990	1,522
2010	1,872	2,878
2011	2,483	―
2012	370	―
2013	187	―
2014	502	4,252
2015	559	10,994
2016	331	―
2026	―	14,328
	$ 7,689	$ 47,376

The future tax benefits of these expenditures and non-capital losses have been offset by a full valuation allowance.  The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year they are used.

Realization of the future income tax assets is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future income tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future income tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

18.

Lease commitments:

The Company is committed under operating lease agreements for premises and office equipment, for lease payments in the following amounts:

2007	$415
2008	302
2009	289
2010	282
2011	267
2012 and thereafter	-

$1,555

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

(a)

Stock-based compensation:

Under Canadian GAAP, all stock-based compensation granted to employee and non-employees on or after January 1, 2002 is accounted for at fair value. The value of any options granted prior to January 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, and prior to January 1, 2006, the Company followed Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), which requires the recognition of compensation costs for stock options issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

The fair value of the non-employee stock options granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 11 (i).

As a result, the fair value of any options granted to non-employees prior to January 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

For United States GAAP, prior to January 1, 2006, the Company elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In most cases the application of the intrinsic value method by the Company did not result in compensation expense under United States GAAP.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles:

(a)

Stock-based compensation (continued):

GAAP differences between intrinsic measurement under United States GAAP for employee and fair value measurement under Canadian GAAP prior to January 1, 2006 are presented in the United States GAAP reconciliation.

On January 1, 2006 under United States GAAP, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), using the modified prospective application transition approach.

 There was no impact of adopting this standard on the accounting for non-employee awards.

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs.

Under United States GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the actual number of forfeitures incurred. The Company has elected to record the actual number of forfeitures incurred.  The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of SFAS No. 123R, is not material.

Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R. In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption. Accordingly, on a modified prospective basis, there is no material difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee options. Prior years have not been adjusted and the Company continues to provide pro forma disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

	2005	2004

Net loss in accordance with United States GAAP,
as reported	$(11,062)	$(6,061)
Deduct: Employee stock-based compensation expense
determined under the fair value method	(1,767)	(1,953)

Pro forma net loss	$(12,829)	$(8,014)

Pro forma – basic and diluted net
loss per share	$(0.38)	$(0.25)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

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

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in its joint venture, in Forbes-Fayrefield, are disclosed in note 6(a).

(c)

Convertible preferred shares:

Under United States GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the fair value of warrants issued and the intrinsic value of beneficial conversion feature.  The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period and is charged to the statement of operations. Also, when the convertible preferred shares are redeemed the redeemed the remaining accretion is recorded immediately.

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

(d)

Share issuance costs:

Under United States GAAP, share issuance costs pertaining to the beneficial conversion feature are recorded as deferred financing costs and are amortized over the maturity period.  Under Canadian GAAP, the share issuance costs pertaining to the beneficial conversion feature are charged to equity.

(e)

Comprehensive income

Under United States GAAP, the Company follows FASB Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities. There were no adjustments to the net loss, reported under United States GAAP, required to reconcile to the comprehensive loss.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(f)

Impact of differences:

(i)  Consolidated statement of operations and deficit:

	2006	2005	2004

Net loss in accordance with
Canadian GAAP	$(10,844)	$(12,806)	$(8,014)
Difference in employee stock based
compensation (note 19(a))	-	1,767	1,953
Difference in interest accretion and amortization
of capitalized financing fee (notes 19(c) and (d))	(37)	(23)	-

Net loss and comprehensive loss in accordance
with United States GAAP	(10,881)	(11,062)	(6,061)
Deficit, beginning of year, United States GAAP	(75,353)	(64,291)	(58,230)

Deficit, end of year, United States GAAP	$(86,234)	$(75,353)	$(64,291)

Weighted average number of shares
outstanding	37,400,378	34,057,703	31,945,477

Basic and diluted loss per share	(0.29)	(0.32)	(0.19)

(ii)

Consolidated balance sheet:

	2006		2005
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$23,524	$23,524	$18,274	$18,274
Capital assets	552	552	12,356	12,356

Intangible and other assets	1,311	1,311	5,345	5,855

Current and Long-term liabilities	5,037	5,037	7,552	7,552
Liability component of Preferred
Shares	―	―	2,341	2,268

Shareholders’ equity:
Common Shares	100,994	100,031	94,790	93,827
Contributed Surplus	8,943	6,553	7,554	5,710
Equity component of Preferred
Shares	―	―	2,481	2,481
Deficit	(89,587)	(86,234)	(78,743)	(75,353)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(g)

Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)  Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(ii)  Intangible assets:

The following table summarizes the estimated future amortization expenses as of December 31, 2006:

Year ending December 31

2007	$35
2008	35
2009	35
2010	35
2011	35
2012	35
Thereafter	140

(iii)  Other disclosure items:

	2006	2005	2004

Depreciation	$ 142	$ 152	$ 113
Amortization	7	10	2

Depreciation-discontinued operations	$ 151	$ 958	$ 658
Amortization- discontinued operations	136	681	862

Operating lease expense	$ 321	$ 526	$ 666
Operating lease expense – discontinued operations	―	82	83

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(g)

Other disclosures (continued):

(iv)  Allowance for doubtful accounts:

The Company does not have any allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004.

(h)

Recent accounting pronouncements:

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”) - an amendment of SFAS No. 133 and SFAS No. 140. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for the Company for all financial instruments acquired or issued after December 1, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial position and results of operations.

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin (ARB) 43, Chapter 4, Inventory Pricing". This statement amends ARB 43, Chapter 4 "Inventory Pricing", to clarify accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges in all circumstances. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this Interpretation to have a material impact on its financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(h)

Recent accounting pronouncements (continued):

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In September 2006, SAB No. 108 was issued by the Securities and Exchange Commission. The interpretations in the SAB express the SEC staff's views regarding the process of quantifying financial statement misstatements. Beginning with annual financial statements covering fiscal years ending after November 15, 2006, material misstatements in the current year may result in the need to correct prior year financial statements, even if the misstatement in the prior year or years is considered immaterial. SAB 108 does not require previously filed reports to be amended. Such correction may be made the next time the company files the prior year financial statements. There is no impact on the Company’s results of operations, cash flows or balance sheet resulting from this interpretation.

20.

Subsequent events:

(a)

Share purchase warrants:

On January 6, 2007, the balance of 1,612,500 warrants and 76,781 brokers’ warrants issued as part of the January 6, 2004 Private Placement expired unexercised.

