Form 20-F/A
period 2006-12-31
FORBES MEDI TECH INC
filed 2007-04-05
CIK 1087477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

Amendment No. 1

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

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
_______ Item 17 X Item 18
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). _____ Yes X No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the "Amendment No. 1") amends the Annual Report on Form 20-F for the year ended December 31, 2006 filed on April 4, 2007 (the "Original Filing"). Forbes Medi-Tech Inc.  has filed this Form 20-F/A solely for the purpose of adding Exhibits 4.13 through 4.16, 4.18 and 8.1.

Except for the foregoing, this Amendment No. 1 (i) does not amend, update or restate any information from that contained in the Original Filing and (ii) speaks only as of the filing date of the Original Filing and does not purport to reflect events or developments subsequent to the filing date of the Original Filing. Accordingly, you should read this Amendment No. 1 together with the Original Filing and other documents that we have filed with and furnished to the Canadian securities regulators and the U.S. Securities and Exchange Commission subsequent to the filing date of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in the Original Filing and this Amendment No. 1. The filing of this Amendment No. 1 shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of a material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

ITEM 19.  EXHIBITS

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

4.7(1)	Subordination Agreement dated as of March 17, 2004 among Forbes Medi-Tech (USA) Inc., SWBT Capital, LLC and Phyto-Source LP
4.8(1)	Unconditional Guaranty dated December 18, 2003 between Forbes Medi-Tech (USA) Inc. and SWBT Capital, LLC
4.9(4)	Separate Securities Purchase Agreements dated October 26, 2005 between Forbes Medi-Tech Inc. and various purchasers of our Series B Convertible Preferred Shares

4.10(4)	Separate Registration Rights Agreements dated October 25, 2004 between Forbes Medi-Tech Inc. and various purchasers of our Series B Convertible Preferred Shares
4.11(4)	Class D Warrant Certificates
4.12(1)	Settlement Agreement dated May 26, 2004 between Forbes Medi-Tech Inc., Tazdin Esmail and Vestco Enterprises Inc.
4.13	Amended and Restated Employment Agreement with Charles Butt dated September 8, 2004
4.14	Amended and Restated Employment Agreement with Jeff Motley dated January 1, 2005
4.15	Amended and Restated Employment Agreement with Laura Wessman dated January 1, 2005
4.16	Employment Agreement with Susan Ben-Oliel dated November 1, 2005
4.17*(11)	Employment Agreement with John Nestor dated October 25, 2006
4.18	Amended and Restated Employment Agreement with David Goold dated January 1, 2006
4.19(5)	Subscription Agreement with various investors with Merriman Curhan Ford & Co. as agent dated October 27, 2005
4.20*(11)	Licence & Supply Agreement with Pharmavite LLC dated January 1, 2006
4.21*(11)	Supply Agreement with Phyto-Source dated January 1, 2006
4.22(7)	Agreement of Purchase and Sale with Chusei Oil Co. Ltd. dated March 2006
4.23(8)	Joint Venture Agreement establishing Forbes-Fayrefield Ltd. dated June 2006
4.24(9)	Agreement and Plan of Reorganization with TheraPei Pharmaceuticals, Inc. and John J. Nestor dated October 24, 2006
8.1	List of Subsidiaries
12.1	Section 302 Certificate of Chief Executive Officer
12.2	Section 302 Certificate of Chief Financial Officer
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6 (10)	Code of Ethics dated March 29, 2006

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

(11)

Incorporated herein by reference from the Company’s Form 20-F filed with the SEC on April 4, 2007

* The Company has requested and/or received confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

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