Form 20-F
period 2007-12-31
Forbes Medi-Tech Inc.
filed 2008-04-02
CIK 1087477

i

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

Commission file number: 000-30076
FORBES MEDI-TECH INC. (Exact name of Registrant as specified in its charter)
British Columbia (Jurisdiction of incorporation or organization)
200 – 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T8 (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Common Shares, without par value	Name of each exchange on which registered NASDAQ Capital
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

38,412,100 Common Shares as at December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act ____Yes X No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

____ Yes           X    No

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

_____X____ Non-accelerated filer __________ Large accelerated filer __________ Accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow.
_______ Item 17 X Item 18
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). _____ Yes X No

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements about Forbes Medi-Tech Inc. (the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., our subsidiaries, Forbes-Fayrefield Ltd., or any one of them as the context requires), which are intended to be covered by the safe harbor for “forward-looking statements” provided by the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” as defined under the Ontario Securities Act. Any document that has been filed or will be filed with the Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (the “OSC”) or the British Columbia Securities Commission (the “BCSC”) also may include forward-looking statements and information. Other written or oral forward-looking statements and information have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements and information are statements and information that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking information as defined under the Ontario Securities Act means “disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection”.  Forward-looking statements and information generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

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

•

uncertainty whether the Non Dilutive Financing will close as anticipated or at all;

•

the fact that our Independent Registered Public Accounting Firm's Auditors' Report to the Shareholders contains a going concern qualification;

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

•

the risk that our common shares may be de-listed from The NASDAQ Capital Market unless we satisfy the U.S. $1.00 Minimum Bid Price Requirement;

•

our potential need to develop additional formulations for the incorporation of our phytosterols into various types of dietary supplements or food products in order to meet new customer requirements;

•

the risk that our objectives will not be met within the time lines we expect or at all;

•

the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars and the Euro; and

•

other factors identified under the heading “Risk Factors”, and those that are discussed or identified in our other public filings on EDGAR and SEDAR.

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

Arrangement

Plan of Arrangement, the transaction by which the Company acquired all outstanding shares, options, and warrants of Old Forbes for shares of New Forbes.  See Item 4 – Information on the Company – A. History and Development of the Company – Forbes Medi-Tech Inc.

atherosclerosis

A hardening of the arteries in which cholesterol, other fats and various blood components build up in the walls of the arteries. As atherosclerosis progresses, the arteries to the heart may narrow so that oxygen-rich blood and nutrients have difficulty reaching the heart. This condition leads to angina and heart attack (see coronary heart disease).

Canadian GAAP	Generally accepted accounting principles in Canada.

cardiovascular disease	A disease of the heart or arteries supplying the heart or other organs.

cGMP	Current Good Manufacturing Practices - manufacturing practices for drugs and/or foods as set out in the regulations of the United States, Canada and other countries.

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

Development Agreement

In October 2006, Forbes acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California (now Forbes Medi-Tech (Research) Inc.). As part of the acquisition of TheraPei, Forbes entered into a development agreement which provides for the continuing development of one lead compound from each of two principal platforms acquired through TheraPei. See Item 4 - Information on the Company - A. History and Development of the Company – Acquisitions - TheraPei Pharmaceuticals, Inc.

dietary supplements	Products intended to supplement the diet which are ingested in dosage form and which may contain a nutraceutical.

dyslipidemia	A metabolic lipid disorder.

EU	European Union.

FDA	Food and Drug Administration - the government agency which regulates the manufacture, use and sale of food, human diagnostics and therapeutic products in the United States.

FM-TP Series of Compounds

A group of our early stage synthetic entities acquired from TheraPei Pharmaceuticals, with therapeutic potential targeting various aspects of Metabolic Syndrome.  See Item 4 – Information on the Company – B. Business Overview – Our Pharmaceuticals – The FM-TP Series of Compounds.

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

Forbes	Forbes Medi-Tech Inc., the Company, as constituted on the date hereof.

Forbes Manufacturing	Forbes Research & Manufacturing Inc., a wholly-owned subsidiary of Forbes Operations.

Forbes–Fayrefield or FFL

Forbes-Fayrefield Ltd.  We have a 51% interest in Forbes Fayrefield Ltd. for an initial investment of £10,200, and Fayrefield has the remaining 49% interest for an initial investment of £9,800.  The Board of Directors of FFL consists of an equal number of nominees of Forbes and of Fayrefield.

Forbes Operations or FMTO	Forbes Medi-Tech Operations Inc., a wholly-owned subsidiary of Forbes.

Forbes Research	Forbes Medi-Tech (Research) Inc., a wholly-owned subsidiary of Forbes USA.

Forbes USA	Forbes Medi-Tech (USA) Inc., a wholly-owned subsidiary of Forbes Operations.

Functional Foods	Conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease.

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

Metabolic Syndrome

A combination of conditions that increase a person’s risk for both cardiovascular disease and diabetes. Factors include obesity, dyslipidemia, high blood pressure, insulin resistance, thrombosis and inflammation. See Item 4 - Information on the Company - B. Business Overview – Metabolic Syndrome.

Minimum Bid Price Requirement	NASDAQ’s requirement for a listed company to maintain a minimum closing bid price of U.S. $1.00 for continued listing on NASDAQ.

New Forbes

Forbes Medi-Tech Inc., incorporated pursuant to the British Columbia Business Corporations Act effective January 10, 2008 under the name 0813361 B.C. Ltd., and subsequently changed its name to Forbes Medi-Tech Inc. effective February 27, 2008.  See Item 4 – Information on the Company – A. History and Development of the Company – Forbes Medi-Tech Inc.

New Plan

Rolling stock option plan initially approved by the Board of Directors of the Company on April 12, 2007 and approved by the shareholders on May 17, 2007.  See Item 6 – Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plan and Total Outstanding Stock Options.

Non Dilutive Financing	The proposed Non Dilutive Financing described under Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.

non-GMO	Non-Genetically Modified Organism.

nutraceutical

Nutraceuticals can be generally described as ingredients extracted from natural sources which are incorporated into food or into capsules or other medicinal formats, and which have been demonstrated to have a physiological benefit and may help prevent disease.

Old Forbes	Forbes Medi-Tech Operations Inc., a wholly-owned subsidiary of Forbes. See Item 4 – Information on the Company – A. History and Development of the Company – Forbes Medi-Tech Inc.

Old Plan	Amended and restated 2000 Stock Option Plan. See Item 6 – Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plan and Total Outstanding Stock Options.

peripheral vascular disease	Narrowing of the arteries supplying the heart, brain or legs usually caused by atherosclerosis leading to impairment of blood supply.

Pharmavite	Pharmavite LLC of California.

Phase I or phase I clinical trials	Clinical trials used to assess the potential toxicity of a new drug, primarily involving healthy volunteers.

phase II clinical trials	Clinical trials used to assess the effectiveness and most effective dosage of a new drug.

Phase III or phase III clinical trials	Late stage clinical trials used to assess a drug for efficacy and safety at several independent sites in a large number of patients.

Phyto-Source, or Phyto-Source LP	Phyto-Source LP, a Texas limited partnership. See Item 4 Information on the Company – A. History and Development of the Company – Dispositions – Phyto-Source LP.

phytosterols

A class of natural products bearing a common tetracyclic carbon structure. Found in plants, where they serve functions as constituents of cell membranes (e.g. sitosterol, sitostanol, campesterol, campestanol and stigmasterol).

Post-Arrangement Basis

This term refers to our common shares after giving effect to the one for eight reverse stock split pursuant to the Plan of Arrangement.   See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.

Pre-Arrangement Basis

This term refers to our common shares before giving effect to the one for eight reverse stock split pursuant to the Plan of Arrangement.  See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.

Reducol™	A unique blend of phytosterols and phytostanols, sold as a food and dietary supplement ingredient. See Item 4 – Information on the Company – B. Business Overview – Reducol™.

Rights Plan	Shareholder rights plan adopted by the Board of Directors of the Company on February 9, 1998 and amended and restated by the Board of Directors on April 28, 2003.

SPT	Serine palmitoyltransferase, an enzyme which facilitates de novo ceramide synthesis, and hence pancreatic beta cell loss leading to diabetes.

Staff Determination	NASDAQ Staff Determination. See Item 3 – Key Information – D. Risk Factors – Stock Exchange Minimum Listing Requirements.

stanols	Hydrogenated sterols.

sterols	An abbreviated name for “phytosterols”.

tall oil

A substance formed by the acidification of tall oil soap, generally with sulphuric acid. It serves as a source of resins, fatty acids and fatty alcohols, as well as terpenes, used in the commercial manufacture of soaps, lubricants and paper sizings.

Tall Oil License	A license of certain laboratory level phytosterol extraction technology developed at UBC. See Item 4 – Information on the Company – B. Business Overview – Technology Licenses Granted to the Company.

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

TheraPei

TheraPei Pharmaceuticals, Inc., of San Diego, California, acquired by Forbes in October 2006 and renamed Forbes Medi-Tech (Research), Inc.  See Item 4 – Information on the Company – A. History and Development of the Company – Acquisitions – TheraPei Pharmaceuticals, Inc.

therapeutic	For treating a disease.

toxicity	The quality of being poisonous.

toxicology	The study of toxicity.

triglycerides

A dietary fat transported in blood as fatty acid esters of the alcohol glycerol.  Triglycerides are carried through the blood stream to the tissues where released fatty acids serve as a source of energy. Dietary fat is the primary source of triglycerides.

x

UBC	University of British Columbia located in Vancouver, British Columbia, Canada.

up-scaling	Taking a small scale laboratory-scale biological or chemical process and increasing its physical scale.

US	United States of America.

Vendors	TheraPei selling shareholders. See Item 4 – Information on the Company – A. History and Development of the Company – Acquisitions – TheraPei Pharmaceuticals, Inc.

VPAC2 agonist	A compound that activates VPAC2 receptors. For the purposes of this document, the term VPAC2 Analog is used interchangeably with VPAC2 agonist.

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

ITEM 3

Key Information

A.

Selected Financial Data

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For reconciliation to accounting principles generally accepted in the United States see Note 20 to the consolidated financial statements for the year ended December 31, 2007, and the years ended December 31, 2006, 2005, 2004 and 2003.  The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report.  The selected financial data is expressed in Canadian dollars.

Canadian GAAP unless otherwise noted	Year ended	Year ended	Year ended	Year ended	Year ended
(Expressed in '000's , except per share information)	31-Dec-07	31-Dec-06	31-Dec-05	31-Dec-04	31-Dec-03

Revenues	$ 9,361	$ 7,242	$ 4,481	$ 2,994	$ 3,744
Loss from continuing operations	(11,415)	(17,673)	(16,464)	(12,240)	(6,780)
Gain on sale of AD/ADD technology	–	–	–		2,247
Impairment charge for Goodwill, intellectual property and Capital assets	(759)	–	–	–	–
Current income tax recovery (expense)	491	(158)	–	–	–
Net loss from continuing operations	$ (11,683)	$ (17,831)	$ (16,464)	$ (12,240)	$ (4,533)

Income from discontinued operations, net of tax expense	–	29	3,658	4,226	2,383
Gain from disposal of discontinued operations, net of taxes	–	6,958	–	–	–

Net loss and comprehensive loss for year	$ (11,683)	$ (10,844)	$ (12,806)	$ (8,014)	$ (2,150)

Net Loss and comprehensive loss in accordance with US GAAP	$ (11,683)	$ (10,881)	$ (11,062)	$ (6,061)	$ (1,060)

Weighted average number of shares used to calculate (loss) income per share	38,407	37,400	34,058	31,945	24,450
Loss per share from continuing operations				$
Basic and diluted	$ (0.30)	$ (0.48)	$ (0.48)	$ (0.38)	$ (0.19)
Income (loss) per share from discontinued operations
Basic and diluted	–	$ 0.00	$ 0.10	$ 0.13	$ 0.10
Gain per share from disposal of discontinued operations
Basic and diluted	–	$ 0.19	–	–	–
Net loss per share
Basic and diluted	$ (0.30)	$ (0.29)	$ (0.38)	$ (0.25)	$ (0.09)

Basic and diluted loss per share in accordance with US GAAP	$ (0.30)	$ (0.29)	$ (0.32)	$ (0.19)	$ (0.04)

Total assets

Canadian GAAP	$ 12,951	$ 25,387	$ 35,975	$ 38,589	$ 28,434
US GAAP	12,951	25,387	36,485	38,589	28,434

Total Liabilities
Canadian GAAP	$ 3,319	$ 5,037	$ 7,552	$ 6,132	$ 5,233
US GAAP	3,319	5,037	7,552	6,132	5,233

Liability component of preferred shares
Canadian GAAP	–	–	$ 2,341	–	–
US GAAP	–	–	2,268	–	–

Shareholders Equity- Canadian GAAP
Common shares	$ 101,027	$ 100,994	$ 94,790	$ 94,223	$ 79,557
Contributed surplus	9,875	8,943	7,554	4,171	1,567
Equity component of preferred shares	–	–	2,481	–	–
Deficit	(101,270)	(89,587)	(78,743)	(65,937)	(57,923)

Shareholders Equity- US GAAP
Common shares	100,064	$ 100,031	$ 93,827	$ 93,512	$ 79,251
Contributed surplus	7,485	6,553	5,710	3,236	2,180
Equity component of preferred shares	–	–	2,481	–	–
Deficit	(97,917)	(86,234)	(75,353)	(64,291)	(58,230)

Currency Exchange Rates

Our accounts are maintained in Canadian dollars. In this Report all currency references are expressed in Canadian dollars ($) unless otherwise indicated.  The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the conversion of Canadian dollars into United States dollars, based on the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York.  The noon buying rate on March 28, 2008 as reported by the United States Federal Reserve Bank of New York for the purchase of one United States dollar with Canadian Dollars was Cdn$0.9823 (US$1.00 = Cdn$1.0180).

US Dollars per Canadian Dollar

Fiscal Year Ended December 31
	2007	2006	2005	2004	2003
Average for period	0.9309	0.8818	0.8254	0.7682	0.7139
End of period	1.0120	0.8582	0.8579	0.8310	0.7738

US Dollars per Canadian Dollar

	February 2008	January 2008	December 2007	November 2007	October 2007	September 2007
Low for the Month	0.9815	0.9714	0.9789	0.9993	0.9998	0.9482
High for the Month	1.0291	1.0010	1.0221	1.0908	1.0531	1.0041

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

The following summarizes the major risks and uncertainties we face:

We have a History of Losses   We have a history of losses, including a net loss from continuing operations of $11.7 million, for the financial year ended 2007. For the fiscal year ended December 31, 2006, we reported a net loss from continuing operations of $17.8 million and a net loss, after accounting for gains and income from discontinued operations, of $10.8 million, and for the financial year ended 2005, we had a net loss from continuing operations of $16.5 million and a net loss of $12.8 million, after accounting for income from discontinued operations.  We anticipate that we will continue to incur significant losses during fiscal 2008 and that we will not reach profitability until further successful and profitable commercialization of one or more of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

Need for Additional Funds  As at December 31, 2007, we had a cumulative deficit of $101.3 million.  We anticipate that we will be expending substantial funds in 2008 and beyond to fund research and development activities related to our products, to meet our financial obligations, and on general and administrative expenditures.  See Item 5 - Operating and Financial Review and Prospects.

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

Our financial statements are prepared on a going concern basis, which assumes that we will continue in operation throughout 2008 and into the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business.  Our financial statements do not include any adjustments related to the recovery of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. The Report Of Independent Registered Public Accounting Firm attached contains a going concern qualification.

Dependence Upon a Few Customers and Products  During the year ended December 31, 2007, we had phytosterol revenues of $8.9 million, including $ 8.8 million in sales and $0.1 million in licensing revenues.  Most of our revenue was earned from sales of phytosterols to a few customers.  We anticipate that we will be dependent on a few customers for most of our revenues for the fiscal year ending December 31, 2008.  Any material change in the relationship with such customers or in the demand for our phytosterol products will have a material effect on our business and results of operations. Our contract for the sale of Reducol™ to Pharmavite will end in June, 2008, and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  Failure to renew or otherwise extend this contract will have a material adverse effect on our product sales and revenue.

Additional Research and Development is Required Before We Can Commercialize Additional Products or Market Existing Products into Other Countries  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of our products.  Our products require extensive levels of research and development.  We have spent approximately $3.5 million, $9.6 million, and $11 million on research and development efforts during the fiscal years ended December 31, 2007, 2006, and 2005, respectively.

Since our inception, we have been engaged primarily in research and development.  In the last year our revenues have increased and we believe that our phytosterols may be incorporated into a wide variety of food, beverages, dietary supplements and medicines.  However, clinical studies proving the efficacy of our phytosterols in a wide variety of foods and beverages, in dietary supplements or as pharmaceutical products have not yet been completed, and stable and effective formulations have not yet been adequately tested or developed on a commercial scale.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, whether in food or beverages or as dietary supplements, and further extensive research will be required prior to any sale of a pharmaceutical product.    Accordingly, we may be required to conduct additional developmental activities on these products, and certain of our proposed products will require substantial additional research and development, including extensive pre-clinical and clinical testing, before we will be able to obtain the approvals of the FDA, Health Canada, and similar regulatory authorities in other countries.

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

Results of the US Phase II clinical trial for our innovative compound, FM-VP4, were released in late 2006.  They illustrated that while the compound was proven to have an excellent safety profile, reduced LDL cholesterol by 9% at the 900 mg level and demonstrated a dose response, it did not perform to our expectation.  We experienced a material adverse effect on our market capital and share price as a result, and various measures were taken, and continue to be taken, to decrease costs, including a corporate re-structuring.

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

One of the relationships we are currently seeking is an out-licensing opportunity for FM-VP4 based on our clinically significant results, dose responsiveness, and excellent safety profile.  There is no guarantee that such a relationship will be achieved, or that significant revenue will be generated should such a relationship be achieved.

We are also currently dependent for the majority of our Reducol™ sterol supply on performance by Phyto-Source.  Any disruption to this important strategic relationship may materially and adversely affect us.

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

Risks Associated with Our Patents  Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. (See Item 4 – Information on the Company – B. Business Overview – Intellectual Property and Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Matters)  We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology.  In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

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

Third Party Payors/Government Controls   Any revenues we may receive from future sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations.  The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects of such proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on our business and financial condition and that of our prospective corporate partners. Accordingly, our ability to establish strategic alliances may be adversely affected. In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent we succeed in bringing new products to market, there can be no assurance that these products will be considered cost-effective, or that reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. We may not be able to obtain prices for our products under development that will make them commercially viable.

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

Risk of Market Acceptance  There can be no assurance that any of our products in development or products recently launched will achieve market acceptance.  Further, there can be no assurance that products launched by third parties containing Reducol™ or any of our phytosterols will achieve sustained market acceptance.

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

Our future revenue is also dependent upon fulfillment of contractual obligations by third parties, including fulfilling payment terms and meeting forecasted purchase requirements by buyers of our products and assets. There can be no assurance that our revenue forecast for the current fiscal year will be achieved.

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

In the United States, our phytosterols are currently permitted to be included in food or as dietary supplements and the FDA has issued a letter to us allowing us to use a heart-health claim for our phytosterols.  There can be no assurance that the current regulations will not be modified or that such modifications will not have an adverse effect on our ability to continue to distribute or advertise such products in the United States with the heart-health claim for our phytosterols.

In the EU, we have received approval to market Reducol™ in a variety of approved food groups (See Item 4 – Information on the Company – B. Business Overview – Our Nutraceuticals - Reducol™ and Functional Foods).  There can be no assurance that such approval will not be modified in a manner adverse to our business, or will not be revoked in its entirety.

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

Restrictions on Product Labeling and Advertising  The FDA, which regulates product labeling, has issued a letter allowing us to use a heart-health claim for our phytosterol products.  There can be no assurance that the FDA will not revoke the permission granted to us to make the claim.  Regulatory agencies in Europe and other countries may regulate claims made regarding functional foods and their efficacy. Similarly, the United States Federal Trade Commission and its counterparts in other countries may place restrictions on our ability to make claims regarding the efficacy of our products in advertising. Restrictions on product claims may impede our efforts to gain general market acceptance for our products at a premium price, which would adversely affect our business. Currently, the pricing of functional foods generally exceeds the pricing of similar conventional foods, and clinical claims are necessary to maintain the competitive position of functional foods.

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

Risk of Side Effects  Currently, there are no regulations in the United States, or in many other countries in which we currently intend to market our phytosterol products, used as functional foods and dietary supplements, which limit the total amount of such products a person may consume in any particular period.  In addition, the amounts of phytosterols which have been studied in clinical trials to date have been limited.  As a consequence, there is a risk that an individual could consume, through functional foods and dietary supplements, large quantities of phytosterols, and as a result, experience side effects yet to be determined.  We could face future liability for unknown side effects and any such liability could exceed our resources.

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

Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of pharmaceutical and biotechnology companies, including ours, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, announcements of competing technological innovations or new therapeutic products by our competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions, delay in achieving or failure to achieve previously announced milestones or Company goals, can have an adverse effect on the market price of our shares. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price. Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.  As a result of the volatility of our stock price, there is no assurance that we will continue to meet the minimum listing requirements on The NASDAQ Capital Market, The Toronto Stock Exchange, or any other securities market on which our shares may be listed from time to time.  De-listing of us or our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in shares of the Company.

Our common share price has been, and is likely to continue to be, volatile.

Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the Toronto Stock Exchange and The NASDAQ Capital Market.  On January 22, 2008 we received a NASDAQ Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market. We requested and had a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination, in which we presented a plan for compliance. The Panel granted our request for conditional listing, or an “exception” and we have until May 27, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement. In the event that we determine that it is advisable to seek approval to alternative measures to comply with the Minimum Bid Price Requirement, we will notify our shareholders in our information circular for our Annual General Meeting, expected to be issued in the latter half of April, 2008. On or before June 12, 2008, we must notify the Panel and demonstrate compliance with the Minimum Bid Price Requirement.

Compliance with the Minimum Bid Price Requirement is normally demonstrated if the closing bid price for our common shares on NASDAQ is not less than U.S. $1.00 for ten consecutive trading days.   Depending upon the particular facts and circumstances, the Panel may, in its discretion, require that we evidence a bid price of at least $1.00 per share for a period in excess of ten consecutive trading days before determining that we have complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the Minimum Bid Price Requirement.  Failure to demonstrate compliance with the Minimum Bid Price Requirement within the appropriate time allowed will result in our shares being de-listed from NASDAQ.

No Dividends  We have not paid any cash dividends on our Common Shares and do not anticipate paying any dividends in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Anti-Takeover Provisions  On February 9, 1998, our board of directors (the “Board of Directors”) adopted a shareholder rights plan which was amended and restated by our board of directors on April 28, 2003 (the “Rights Plan”). The Rights Plan was adopted by our shareholders at our Annual General Meeting on May 29, 2003.  The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of our shareholders. The Rights Plan is designed to give the Board of Directors of the Company time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer for the Company. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of the Company without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for Common Shares.  The Rights Plan has been extended by our Board of Directors, subject to regulatory approval as required, beyond its latest expiry date to the next Annual General Meeting of Shareholders at which time shareholder approval will be sought to an updated, extended Plan.

Foreign Currency and Exchange  Our functional currency is the Canadian dollar.  We operate and intend to continue operating in several foreign markets.  As such, cash flows from such foreign operations will be subject to fluctuations in the foreign exchange rate of the applicable currency.

Conflicts  Certain of the Directors and Officers of the Company also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with the Company or which may provide professional services to the Company.  Consequently there exists the possibility for such Directors and Officers to be in a position of conflict.  (See Item 6 - Directors, Senior Management and Employees - A – Directors and Senior Management - Principal Business Activities Performed Outside the Company).

Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.  In particular, but without limitation, our the failure to meet our obligations under the TheraPei Development Agreement and Plan and Reorganization, the Pharmavite License &  Supply Agreement, the Phyto-Source Supply Agreement (and amendments thereto), and the Forbes-Fayrefield Joint Venture Agreement may adversely affect our assets and business. (See Item 10 - Additional Information – C. Material Contracts).  Alternatively, failure on the part of the other party to each material contract to meet their respective obligations may also adversely affect our operations and finances.  There exists the possibility that any or all of our material contracts may be renegotiated, amended, terminated, or not renewed, and there is no guarantee that such action will be favourable to us.

Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favourable to us or not.  (See Item 8 – Financial Information – A. Legal Matters).

Directors’ and Officers’ Indemnity  We have entered into agreements pursuant to which we will indemnify our directors and officers in respect of certain claims made against them while acting in their capacity as such.  If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

Adherence to Time Frames  We set goals and make public statements regarding our expected timing of meeting our objectives, such as the identification of lead compounds. The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein. There can be no assurance that our objectives will be met within the time lines we expect or at all.

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

A.

History and Development of the Company

Forbes Medi-Tech Inc.

The Company (“New Forbes”) was incorporated on January 10, 2008 pursuant to the British Columbia Business Corporations Act as 0813361 B.C. Ltd.  On February 27, 2008, the Company changed its name to Forbes Medi-Tech Inc. and acquired all outstanding shares, options and warrants of the previous Forbes Medi-Tech Inc. (“Old Forbes”) for shares of the Company.   Old Forbes is therefore now a wholly-owned subsidiary of New Forbes, and changed its name on February 27, 2008 to Forbes Medi-Tech Operations Inc. This transaction was completed by way of “Plan of Arrangement” under the Canada Business Corporations Act, which governs Old Forbes.

Old Forbes was incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, Old Forbes changed its focus from mining exploration to pharmaceutical research and development and, accordingly, changed its name to “Forbes Medi-Tech Inc.” on July 8, 1992.  Old Forbes was continued under the federal laws of Canada pursuant to the Canada Business Corporation Act on April 11, 2001 and its previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws.

On February 14, 2008 at a Special General Meeting of Old Forbes, the securityholders, being the shareholders, optionholders and warrantholders of Old Forbes, approved three resolutions in respect of our corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008.  The Arrangement was designed to allow us to accommodate and capitalize on certain financing opportunities that may arise in the future, such as the proposed Non-Dilutive Financing (see Other Important Events - Non Dilutive Financing below), and to achieve NASDAQ’s Minimum Bid Price Requirement (see NASDAQ below).

On February 27, 2008, the closing of the Arrangement, the shareholders of Old Forbes exchanged eight of their existing common shares for one common share of New Forbes; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. The exercise price for each common share of New Forbes became eight times the exercise price for one existing common share of New Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affects all shareholders, optionholders and warrantholders uniformly and does not affect any securityholders' existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of New Forbes that can be acquired upon the exercise of an option or a warrant. After giving effect to the reorganization, there are approximately 4,801,512 issued and outstanding common shares of New Forbes, warrants to purchase 259,083 common shares of New Forbes at a price of US $16.48 per share and options to purchase a total of 363,296 common shares of New Forbes at prices between $4.24 and $8.00 per share.

Our Notice of Articles currently authorizes us to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Our head office, as well as our registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number of the registered office is (604) 689 – 5899.

Our principal acquisitions and dispositions, and principal capital expenditures from continuing operations, since the beginning of our last three financial years to date, and certain important events in our development since January 1, 2007, were as follows:

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

TheraPei’s intellectual property consists of the FM-TP Series of Compounds.   See “B. Business Overview – The FM-TP Series of Compounds” below.

Consideration payable to the TheraPei selling shareholders (the “Vendors”) for the acquisition of TheraPei is being made on a staged basis commensurate with development of TheraPei’s technologies, and consists of cash and common shares of Forbes paid on closing, plus future milestone payments, licensing revenue and/or royalties as described below.  Dr. Nestor was the majority shareholder of TheraPei (87%) and as such, received approximately 87% of the acquisition consideration previously paid and will receive approximately 87% of future consideration.

On closing, we paid an initial amount of US$300,000 (Cdn$338,000) by way of the issuance of 94,672 common shares (Pre-Arrangement Basis) having a value of approximately US$240,000 (Cdn$270,000) and cash of US$60,000 (Cdn$68,000).  In addition, we paid out liabilities of TheraPei totaling approximately US$336,000 (Cdn$378,000), of which approximately US$25,000 (Cdn$28,000) was paid to Dr. Nestor.

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

Since its inception in 2001, the Phyto-Source joint venture has manufactured Reducol™ for our account, with sales to third parties made by us.   The non-branded phytosterols produced by Phyto-Source have been sold directly by Phyto-Source to third parties.

Our primary purpose in entering into the joint venture in 2001 was to create a supply source for Reducol™.  Since then, alternative supply sources for sterols have developed.  In addition, we believe that owning an interest in a sterol manufacturing facility is no longer critical to our business strategy.

Accordingly, in March 2006, we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  Prior to the closing of the sale, in February 2006, we signed a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  We agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year. (See below Business Overview Manufacturing of Reducol™ and other value-added sterol products)

Concurrently with the sale of our interest in Phyto-Source, we were repaid the remaining US$1 million of the US$4 million we originally loaned to the joint venture in 2001, and all guarantees provided by our subsidiary, Forbes USA, to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease have been discharged. We have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. This agreement in no way prevents us from marketing and supplying Reducol™ and other value added sterol products.

Other Principal Capital Expenditures Since January 1, 2005

For the years ended December 31, 2007, 2006, and 2005, we acquired capital assets, for continuing operations, in the amounts of $99,000, $174,000, and $315,000, respectively, primarily for office equipment and furniture and leasehold improvements. Additionally, in the year ended December 2006, we paid out $436,000 in relation to the acquisition of TheraPei (See above Acquisitions – TheraPei Pharmaceuticals Inc.)

Other Important Events Since January 1, 2007

Reducol™

We have contracted with Pharmavite, LLC for the sale of Reducol™ since 2002. Pharmavite incorporates Reducol™ into one of its leading dietary supplements, Nature Made’s® Cholest-Off™.  In March, 2003, we announced that we had extended our supply and licensing contract with Pharmavite for up to three years, and on May 8, 2007 we announced that we had again extended our supply and licensing contract with Pharmavite until mid 2008.  Under the terms of the agreement, the contract is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  There can be no assurance that the contract will be further renewed.

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

In May 2007, we announced that Pharmavite LLC had extended its supply and licensing contract with us until mid 2008 for the continued sale of Reducol™.  Pharmavite incorporates Reducol™ into its leading line of dietary, cholesterol-lowering supplements, Nature Made® CholestOff® and recently launched CholestOff Complete®.

Also in May 2007, we announced that Kesko Food Ltd. (Kesko) of Finland had launched a cholesterol-lowering Rye Bread with Reducol™.  The Rye Bread will be marketed under the “Pirkka”premium private label brand name.

In August 2007, we announced that Uni-President Enterprises Corporation (UPEC), the largest non-alcoholic drinks producer in Taiwan, has launched a cholesterol-lowering milk drink incorporating Reducol™.  The milk drink is marketed under the UPEC brand.

In September 2007, we announced that Fennobon of Finland had launched the first cholesterol-lowering Xylident Pro chewing gum incorporating Reducol™, available in major retail chains across Finland.

In October 2007, we announced that Albert Heijn had launched an organic, cholesterol-lowering, skim milk drink incorporating Reducol™, expanding its ranged of Reducol™-containing dairy products .  The premium milk drink, marketed under the Albert Heijn private label brand, is available in stores across the Netherlands.

In December 2007, we announced that Auchan of France had launched a range of fruit yogurts and yogurt drink products featuring Reducol™.  The Auchan dairy products are being marketed under the ‘Auchan’ private label brand.

In March, 2008, we announced that Fiave of Italy, one of the country's premium dairy producers, had launched a yogurt drink containing Forbes' cholesterol-lowering ingredient, Reducol™.  We also announced that we have entered into collaboration with Max food ingredients GmbH, a member of the Uplegger food company GmbH group. Max food ingredients GmbH was formed for the purpose of selling Forbes' proprietary sterol ingredient, Reducol™, and has obtained exclusive rights for Germany, Austria and Switzerland.

We are continuing to work with various US food manufacturers but the completion of the product development stage and the timing of product launches is unclear at this point. We will update our shareholders in the event of a product launch.

Corporate Restructuring

Staff Reduction and New Facility

Effective March 1, 2007, we reduced our staff (primarily drug development) in Canada by 20%.  Drug discovery and development efforts focused on the FM-TP Series of Compounds acquired in October, 2006 are being undertaken at our new facility in La Jolla, California.

Plan of Arrangement

On February 27, 2008, we closed our Plan of Arrangement. (See above History and Development of the Company - Forbes Medi-Tech Inc.)

Reduction of Stated Capital

As a condition of implementing the Arrangement, Old Forbes reduced its stated capital by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated capital (as amended). After the reduction of the stated capital, Old Forbes’ stated capital was $2,567,000.

Non-Dilutive Financing

On March 20, 2008, as part of our continuing reorganization plan, we announced that we entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes (Forbes Medi-Tech Operations Inc., or “FMTO”). The Investor is to make an investment of $3.8 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, are to be transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. The transaction is expected to close on or before April 30, 2008. Completion of the transaction is subject to the satisfaction of certain conditions. Following completion of the transaction, Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Additionally, subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

The transaction will not result in any change to our share ownership, our listing on The NASDAQ or TSX, the composition of our Board of Directors, management or in any of our relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers. From an operational perspective, there will be no changes, we will acquire from FMTO, and retain, all rights to our intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol ™, and to continue our pharmaceutical programs under our current business plan.

NASDAQ

On January 25, 2007, we announced that we had received a letter from NASDAQ indicating that the bid price for our common stock has closed below the minimum of US $1.00 per share for the previous 30 consecutive trading days (the “Minimum Bid Price Requirement”), as required for continued inclusion on The NASDAQ Global Market by Marketplace Rule 4450(a) (5). NASDAQ provided us with 180 calendar days, or until July 23, 2007, to regain compliance with the Minimum Bid Price Requirement. In July 2007, we announced that our application to NASDAQ had been approved to transfer our listing from the NASDAQ Global market to The NASDAQ Capital Market effective the opening of business July 23, 2007. As a result, on July 24, 2007 NASDAQ advised us that in accordance with Marketplace Rule 4310(c) (8)(D), which provided an additional 180 calendar day compliance period, until January 18, 2008, to regain compliance with the Minimum Bid Price Requirement.

On January 22, 2008 we received the NASDAQ Staff Determination, indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market. We requested, and had, a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination, in which we presented a plan for compliance. The Panel granted our request for conditional listing, or an “exception”, and we have until May 27, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement. In the event that we determine that it is advisable to seek approval to alternative measures to comply with the Minimum Bid Price Requirement, we will notify our shareholders in our information circular for our Annual General Meeting, expected to be issued in the latter half of April, 2008. On or before June 12, 2008, we must notify the Panel and demonstrate compliance with the Minimum Bid Price Requirement.

Compliance with the Minimum Bid Price Requirement is normally demonstrated if the closing bid price for our common shares on NASDAQ is not less than U.S. $1.00 for ten consecutive trading days.   Depending upon the particular facts and circumstances, the Panel may, in its discretion, require that we evidence a bid price of at least $1.00 per share for a period in excess of ten consecutive trading days before determining that we have complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the Minimum Bid Price Requirement.  Failure to demonstrate compliance with the Minimum Bid Price Requirement within the appropriate time allowed will result in our shares being de-listed from NASDAQ.

B.

Business Overview

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription.

Our infrastructure currently supports a portfolio of discovery and development stage pharmaceutical compounds and nutraceutical products.   Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome and Inflammatory Lung Disease.  Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it.

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

Metabolic Syndrome

Metabolic Syndrome, also referred to as insulin resistance syndrome or syndrome-X,  is a grouping of associated conditions that correlate with a person’s increased risk for both cardiovascular disease and diabetes.  According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (“Adult Treatment Panel III” or “ATP III”) (National Institutes of Health Publication No. 01-3670, May, 2001), factors characteristic of Metabolic Syndrome are the following:

•

abdominal obesity;

•

atherogenic dyslipidemia (elevated triglyceride, small LDL particles, low HDL cholesterol);

•

raised blood pressure;

•

insulin resistance (with or without glucose intolerance); and

•

prothrombotic and proinflammatory states.

Thus it can be seen that this syndrome can be associated with the development of atherosclerosis, hypertension, type 2 diabetes and increased risk of heart attack. The diseases associated with the metabolic syndrome, are increasingly thought of as inflammatory conditions.

The American Heart Association currently reports that an estimated 50 million Americans have the Metabolic Syndrome (www.americanheart.org).  While there are no formally adopted criteria for diagnosing Metabolic Syndrome, the American Heart Association and the National Heart, Lung, and Blood Institute of the U.S. recommend that Metabolic Syndrome be identified as the presence of three or more of the following components:

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

Inflammatory Lung Disease

Asthma, Chronic Obstructive Pulmonary Disease (COPD) and Pulmonary Arterial Hypertension (PAH) are all inflammatory lung diseases.  While inflammatory lung disease was not specifically targeted initially, our work with respect to Metabolic Syndrome includes the development of a receptor agonist for treatment of type 2 diabetes that may also have application as a therapeutic for one or more inflammatory lung diseases.

Our Pharmaceuticals

Our pharmaceutical objectives are currently focused on developing our FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease.  We are also continuing to pursue the out-licensing of FM-VP4, our novel cholesterol-lowering drug candidate.

The FM-TP Series of Compounds

The FM-TP Series of Compounds were acquired by us in October 2006 through our acquisition of TheraPei Pharmaceuticals, Inc. (now Forbes Medi-Tech (Research) Inc.), a private company founded by Dr. John Nestor, who was appointed our Chief Scientific Officer in connection with such acquisition (See Item 4 – Information on the Company – A. History and Development of the Company - Acquisitions – TheraPei Pharmaceuticals, Inc.).  These compounds are being designed to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases, as outlined below.  Such efforts are being conducted at our new facility in La Jolla, California under the direction of Dr. Nestor.

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

Our FM-TP Series of Compounds currently under research and development are as follows:

FM-TP Series of Compounds for Metabolic Syndrome

FM-TP2000 series – Pancreatic beta cells, responsible for the release of insulin and the control of glucose levels in the body, have receptors for both neuronal and hormonal signals. These receptors normally act in a complementary fashion and, when triggered by the body’s control signals or drugs, stimulate these beta cells to release insulin more effectively as it is needed.  Recently entering the market are Byetta™1 and Januvia™2 both of which act through the stimulation of beta cell hormonal receptors.  In contrast, the FM-TP2000 series of peptide compounds are being designed to selectively and effectively stimulate beta cell receptors for the neuronal signal, the VPAC2 receptors, thus triggering a more effective insulin release in response to the presence of glucose.  If brought to market, the FM-TP2000 compounds could be first-in-class drugs to stimulate enhanced, glucose-dependent insulin release via this mechanism and would provide an alternative therapeutic approach which could achieve benefits similar to Byetta™, but also may be complementary in effect.

____________________

1 Byetta™ is a registered trademark of Amylin Pharmaceuticals, Inc.

2 Januvia™ is a trademark of Merck & Co., Inc.

FM-TP4000 series – Elevated fatty acid levels in the body, associated with obesity and dyslipidemia, are known to cause an increase in synthesis of a product of an enzyme (SPT) which has pro-inflammatory activity.  This pro-inflammatory signal has been shown to cause pancreatic beta cell death through apoptosis (“programmed cell death”).  Beta cell death leads to diabetes.  The early stage FM-TP4000 series of compounds are small molecule inhibitors of this enzymatic pathway, which would treat type 2 diabetes by preventing beta cell loss in the pancreas and preserving insulin secretory capacity. By inhibiting this pathway the early stage FM-TP4000 series of compounds also may preserve the normal proliferation of beta cells and block insulin resistance. This has the potential to address a major unmet clinical need in treating type 2 diabetes by preserving beta cell function.

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

FM-TP Series of Compounds for Inflammatory Lung Disease

FM-TP3000 series – The same receptor for neuronal signals that appears in pancreatic beta cells to control insulin response, the VPAC2 receptor, also appears on smooth muscle cells in the lungs and on inflammatory cells such as mast cells.  Coincident with our preparation of a long-acting VPAC2 agonist for diabetes, we also are preparing a related series of long-acting VPAC2 agonists for asthma, designed to rapidly relax the bronchial smooth muscle and thereby act as a prompt bronchodilator, with potential anti-inflammatory activity. By selectively targeting VPAC2 receptors, the FM-TP3000 series of compounds also are designed to suppress the release of inflammatory mediators (TNF-alpha, IL-12), as well as to suppress the eosinophil response to stimuli. This may provide an alternate therapeutic approach to treating asthma, COPD and PAH.

Market Opportunity and Competition

Metabolic Syndrome is an insidious and progressive disorder.  In many cases, obesity and insulin resistance lead to the development of type 2 diabetes, which is difficult to treat and carries a high risk for atherosclerotic cardiovascular diseases.

Type 2 diabetes is the most common form of diabetes. It is estimated that at least 171 million people worldwide have diabetes and this is projected to grow to 300 million by 2025. Of those who currently have diabetes, approximately 135 million (90%) people have type 2 diabetes and approximately 45 million (~33.3%) people require insulin to control the disease.

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

Incretin mimetics work to increase insulin produced by the pancreas by both stimulating cells to produce insulin and by causing proliferation of beta cells.  The first member of this class, Byetta™ (GLP-1 agonist), was approved by the FDA in April, 2005 for the treatment of patients with type 2 diabetes who were failing to achieve adequate blood glucose control with traditional therapuetic agents (metformin and sulfonylureas). Byetta™ has a highly differentiated efficacy profile with a glucose-dependent mechanism of action and concomitant weight loss.  Nausea is the most frequent adverse event, occurring in approximately 60% of patients. Although generally mild, it occurs more frequently upon initiation of therapy, causing some non-compliance.  Despite this shortcoming, Byetta™ has quickly become the 4th most commonly prescribed prescription drug for diabetics in the United States, and is anticipated to grow to $2.3B by 2015.  Additional prescribing considerations are its effect on absorption of other drugs due to slowed stomach emptying and a negative effect on fetal development.  The FM-TP2000 series of compounds have the potential to play a role in this market by exerting their effect through a separate, and complementary, physiological pathway from the GLP-1 receptor. (See above FM-TP2000 Series). This provides an alternative therapeutic approach to achieve similar clinical benefit to Byetta™, potentially with a different and better tolerated side effect profile.

The natural incretin hormone is rapidly destroyed in the bloodstream (biological half life of minutes) by enzymatic systems such as dipeptidylpeptidase IV (DPPIV). Inhibitors of DPPIV therefore have been sought by many pharmaceutical companies, resulting in the recent marketing approval of the first-in-class agent, Januvia™. Inhibition of DPPIV activity decreases the rate of destruction of the natural incretin hormone and thereby increases the efficacy of the endogenous signal in improving the beta cell insulin release in response to a meal.  Another DPPIV inhibitor, Galvus™3, is being evaluated by the FDA and may be approaching marketing approval.

Maximizing the commercial success of the FM-TP2000 series of compounds will be contingent on demonstrating that the compound can be dispensed on a once or twice daily basis, that it does not cause nausea, provides a comparable effect to Byetta™ and other incretin mimetics, and can be used concomitantly with other incretin mimetics.  The success of this series is also contingent on, among other things, validating the findings in humans, the number of alternate therapies that are commercially available in the next ten years, and generic alternatives to new classes of medications.  As many as four GLP-1 Agonists and eight DPPIV Inhibitors could reach the market before 2010.  In addition to Amylin/Lilly and Merck, which now have Byetta™ and Januvia™ on the market, respectively, Novo Nordisk, Sanofi Aventis, Roche, GSK, BioRexis, Conjuchem, Novartis, Bristol-Myers, Takeda, Glenmark, Phenomix and OSI Pharmaceuticals also have active GLP-1 Agonist and DPPIV Inhibitor clinical development programs. Bayer, Lilly and Roche also have VPAC2 Agonist programs at varying stages of development.

The FM-TP4000 series of compounds represent a new, first in class potential alternative for the treatment of type 2 diabetes that may help address the greatest unmet aspect of the disease, beta cell death.  As inhibitors of a pro-inflammatory enzyme pathway that correlates with the development of Type 2 diabetes in animal models (e.g. Zucker diabetic fatty rat), this important series of compounds may protect and prolong the life of beta cells.  The commercial success of this series of compounds will be contingent on, among other things, validating the findings in human models, and developing a drug that is safe and effective.  Furthermore, the success of the drug will be closely linked to other commercial products that have demonstrated beta cell preserving functions.  To date there is anecdotal evidence to suggest that Byetta™ may have this effect.

____________________

3Galvus™ is a registered trademark of Novartis AG.

In targeting weight gain associated with increased demand for insulin and increased likelihood of insulin resistance, the FM-TP5000 series of compounds offers a new class of compounds that can potentially play a role in supporting the health of diabetic patients.  Treatments such as Xenical®4, (GI lipase inhibitor) and Meridia®5 (monoamine reuptake inhibitor) currently lead the market but have been associated with some adverse side effects and less than optimal efficacy.  The FM-TP5000 series of compounds are selective ACC2 inhibitors. Validation of ACC2 inhibition  as a therapeutic target was shown in published studies using an ACC2 knock-out mouse model, where thin fat pads, a 30% decrease in body weight and protection against the adverse effects of a high fat/high calorie “Western diet” was demonstrated.  Commercial success of these compounds is contingent on, among other things, validating the findings in humans, and developing a drug that is well tolerated without unpleasant side effects such as is seen with currently marketed drugs.  The FM-TP5000 series could potentially face intense competition from other ACC2 inhibiting compounds that are currently being sought by Abbott and other pharmaceutical companies.

The FM-TP3000 series of compounds have potential for the asthma/COPD market due to their bronchodilating effects and complementary potential for anti-inflammatory activity.  In 2005, in the seven leading pharmaceutical markets worldwide, the prevalence of asthma was estimated at 53.2 million people (2005).  56.4 million individuals were estimated to suffer from COPD, although extremely low rates of diagnosis are thought to have resulted in a treated population of less than 10 million individuals.  Current options for patients with moderate-to-severe asthma include inhaled corticosteroids in combination with long-acting beta 2 adrenoceptor agonists.  Combination products, such as Advair®6, account for 40% of the asthma/COPD market which is approaching $20 billion per year (Espicom Healthcare).  However the existing treatments have significant side effects. For example, inhaled corticosteroids may inhibit statural growth in children as well as exposing patients to both systemic (skin thinning, cataracts, glaucoma, osteoporosis) and local side effects (rhinitis, oral candidiasis, hoarseness, etc.). Beta 2 adrenoceptor agonists have a “black box” warning for a recognized incidence of sudden death and have mechanism-related effects on heart rate and tremor. Recent labelling changes stress that beta 2 adrenoceptor agonists should not be first choice for treatment.  Commercial success of the FM-TP3000 series of compounds is contingent on, among other things, developing a product that provides the same bronchodilating effects as beta 2 andrenoceptor agonists and a safer side effect profile. The potential of VPAC2 agonists to cause an anti-inflammatory effect, demonstrated in animal models, makes this target particularly attractive for drug development.  The compounds could potentially face competition from other VPAC2 Agonists.  AstraZeneca supported a human trial on a short acting VPAC2 Agonist but development status is not known at this time.  Furthermore, the FM-TP3000 series of compounds would face competition from potential next generation beta 2 andrenoceptor agonists.  For example, GSK and Theravance have a joint development program to produce once daily beta 2 adreonceptor agonists, however the safety profile is not yet determined.

FM-VP4

We announced completion of our US Phase II clinical trial of FM-VP4 in October 2006, with top line results announced in December 2006. The primary efficacy objective of the trial was to determine the effect of two doses of FM-VP4, 450mg and 900mg given daily for 12 weeks, compared to placebo, on LDL-C. The goal of the trial was to demonstrate a minimum of 15% reduction from baseline in LDL -C at Week 12.

While the primary endpoint of the study was met with a statistically significant reduction in LDL-C after 12 weeks of 9% from baseline at 900mg, FM-VP4 did not achieve our established goal of a 15% reduction in LDL-C from baseline. We are pursuing an out-licensing strategy for FM-VP4 based on its clinically significant results, dose response (5% LDL -cholesterol decrease from baseline at 450mg/day and 9% decrease at 900mg/day implies a greater efficacy at higher doses), excellent safety profile and what we believe are existing market opportunities for alternative therapies for cholesterol reduction.

____________________

4  Xenical® is a registered trademark of Hoffman-La Roche Inc.

5 Meridia® is a registered trademark of Abbot Laboratories, Inc.

6 Advair® is a registered trademark of Glaxo Group Limited.

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

Selective cholesterol absorption inhibitors are a new class of drugs for lipid management.  Our drug candidate, FM-VP4, falls into this class.  Merck and Schering-Plough have also developed a drug in this class, ezetimibe, (brand name Zetia™7) which is being marketed in the US and the EU.  Merck and Schering-Plough are now also marketing a combination drug, Vytorin™8, which combines the cholesterol absorption inhibitor, Zetia™, with Zocor™9, a cholesterol-lowering statin drug.

Maximizing the commercial success of FM-VP4 will be contingent on demonstrating that the compound is safe to use concomitantly with statins, has a differentiated product profile as compared with Zetia, and is able to reach market as the second cholesterol absorption inhibitor.

Another important subpopulation related to the treatment of dyslipidemia is a group of patients who experience side effects on statins.  It is estimated that 5-10% of the general population will not be able to use these compounds due to muscle weakness and a more serious condition called rhabdomyolysis.  Patients in this subpopulation are candidates for alternative therapies such as bile acid sequestrants, fibric acid derivatives, and nicotinic acid.  Daiichi Sankyo has developed a drug in the bile acid sequestrant class, colesevelam HCl (brand name WelChol™10) which is being marketed in the US targeting statin intolerant patients.  FM-VP4 also potentially could compete for patients in this subpopulation.

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

____________________

7 Zetia™ is a registered trademark of MSP Singapore Company, LLC.

8 Vytorin™ is a registered trademark of MSP Singapore Company, LLC.

9 Zocor™ is a registered trademark of Merck & Co., Inc.

10 WelChol™ is a registered trademark of Daiichi Sankyo.

Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol, safely and naturally. LDL cholesterol or LDL-C is generally recognized as a significant risk factor for cardiovascular disease.

Reducol™ is a unique blend of phytosterols and phytostanols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees.  It is generally recognized that plant stanols/sterols can help enhance LDL-C lowering as part of a broader lifestyle changes approach.

In Europe, Reducol™ can now be found in yogurt, yogurt drinks, cheese, margarine, milk and rye bread. Worldwide, Reducol™ can also be found in such items as milk and dietary supplements.  To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.  However, in June 2006 we established a joint venture with Fayrefield Foods Limited of Crewe, U.K. (“Fayrefield”), to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe.   See “Forbes-Fayrefield Joint Venture” above.   We also sell sterol esters and other phytosterol products as phytosterol functional food ingredients.

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

Since its inception in 2001, the Phyto-Source joint venture has manufactured Reducol™ for our account, with sales to third parties made by us. The non-branded phytosterols produced by Phyto-Source have been sold directly by Phyto-Source to third parties.

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

Reducol™ and Functional Foods

Our phytosterols can be incorporated into a wide variety of foods, including low-fat and no-fat foods.  We have developed technology for the use of our phytosterols in the following broad food categories: cereal bars, bread, fruit juices, cheese, yogurt, milk, and other dairy products, cooking oils, salad dressings, fat spreads and confectionary items.

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

In November 2004, we announced that we have agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company focusing on the prevention of cardiovascular diseases. Scanvit's core competency is in developing new markets for dietary supplements and functional foods in Scandinavia, the Baltic countries and Russia. As a result of our relationship with Scanvit, in May 2005 we announced that Kesko of Finland had launched a range of yogurts incorporating Reducol™. The yogurt is sold under the “Pirkka” premium brand name.  In September 2006, we announced that Kesko had expanded their Pirkka range of products.  (See Item 4 – Information on the Company – A. History and Development of the Company - Other Important Events Since January 1, 2007).

In June 2006, we announced that the Netherlands’s largest retailer, Albert Heijn, had launched a range of cholesterol-lowering dairy products incorporating Reducol™.  The product range, marketed under the Albert Heijn private label brand, includes a margarine spread, a spoonable yogurt, and 'original' and 'strawberry flavor' yogurt drinks.  The finished products are being supplied to Albert Heijn through Forbes-Fayrefield, a joint venture formed by us with Fayrefield in June 2006.  (See Item 10 – Additional Information – C. Material Contracts – Forbes-Fayrefield).

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

In May 2007, we announced that Pharmavite LLC had extended its supply and licensing contract with us until mid 2008 for the continued sale of Reducol™.  Pharmavite incorporates Reducol™ into its leading line of dietary, cholesterol-lowering supplements, Nature Made® CholestOff® and recently launched CholestOff Complete®.

Also in May 2007, we announced that Kesko Food Ltd. (Kesko) of Finland had launched a cholesterol-lowering Rye Bread with Reducol™.  The Rye Bread will be marketed under the “Pirkka” premium private label brand name.

In August 2007, we announced that Uni-President Enterprises Corporation (UPEC), the largest non-alcoholic drinks producer in Taiwan, has launched a cholesterol-lowering milk drink incorporating Reducol™.  The milk drink is marketed under the UPEC brand.

In September 2007, we announced that Fennobon of Finland had launched the first cholesterol-lowering Xylident Pro chewing gum incorporating Reducol™, available in major retail chains across Finland.

In October 2007, we announced that Albert Heijn had launched an organic, cholesterol-lowering, skim milk drink incorporating Reducol™, expanding its ranged of Reducol™-containing dairy products .  The premium milk drink, marketed under the Albert Heijn private label brand, is available in stores across the Netherlands.

In December 2007, we announced that Auchan of France had launched a range of fruit yogurts and yogurt drink products featuring Reducol™.  The Auchan dairy products will be marketed under the ‘Auchan’ private label brand.

In March, 2008, we announced that Fiave of Italy, one of the country's premium dairy producers, has launched a yogurt drink containing Forbes' cholesterol-lowering ingredient, Reducol™.  We also announced that we have entered into collaboration with Max food ingredients GmbH, a member of the Uplegger food company GmbH group. Max food ingredients GmbH was formed for the purpose of selling Forbes' proprietary sterol ingredient, Reducol™, and has obtained exclusive rights for Germany, Austria and Switzerland.

We are continuing to work with various US food manufacturers but the completion of the product development stage and the timing of product launches is unclear at this point.  We will update our shareholders in the event of a product launch.

Reducol™ and Dietary Supplements

Reducol™ has been incorporated by Pharmavite LLC of California into its nationally distributed dietary supplement, Nature Made® Cholest-Off™. This supplement is sold through mass-market channels including food, drug and mass merchandising stores. Our contract with Pharmavite will end in June, 2008, and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.    Failure to renew or otherwise extend this contract will have a material adverse effect on our product sales and revenue.

We have also developed a dietary supplement combination of Reducol™ with omega-3 fatty acids, and are in the process of seeking appropriate partners for commercialization. A patent application for the combination has been filed.

Phytosterol and Other Revenue

Revenues from continuing operations for the year ended December 31, 2007 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Our Total Revenues can be broken down as follows:

Summary: (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Sales-phytosterol products	$ 7.7	$ 5.3	$ 3.8
Sales-finished goods	1.1	0.7	–
Licensing	0.1	0.1	0.2
Phytosterol revenues	8.9	6.1	4.0
Interest and other	0.5	1.1	0.4
Total revenues	$ 9.4	$ 7.2	$ 4.4

Our Phytosterol revenues can be broken down geographically as follows:

Annual Export Sales by Product	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
(percentage of total phytosterol revenues)
Sterol Ingredient
North America	49%	56%	84%
Europe	37%	28%	16%
Other	1%	4%	0%

Finished Goods With Sterols
North America	–	–	–
Europe	13%	12%	–
Other	–	–	–

All of our phytosterol revenues were derived from sales to arms-length customers.

In the year ended December 31, 2007, the majority of our revenue was generated from four customers (December 31, 2006 – four customers, December 31, 2005 – two customer).  Customer A accounted for 40% (2006 – 38%, 2005 – 81%), Customer B accounted for 15% (2006 – 0%, 2005 – 0%), Customer C accounted for 13% (2006 – 12%, 2005 – 0%), and Customer D accounted for 10% (2005 – 0%, 2005 – 5%) of revenue. For 2007, 49% of sales are recorded in the USA, 50% of sales are recorded in Europe and the balance in Asia.

Competition

The functional food market is intensely competitive. In the phytosterol functional food market in particular, a number of players have substantial name recognition and financial, technical and marketing expertise.  These include McNeil Consumer Healthcare, a Johnson and Johnson company (“J&J”); Unilever NV Company (“Unilever”), Raisio and Tesco.

In Europe, Tesco is now competing with Raisio and Unilever in marketing a full range of cholesterol-lowering products.  In addition, the Danone Group has introduced a cholesterol-lowering yogurt in Europe which is being aggressively marketed throughout the European Union.

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

In the United States, functional food products marketed to have a cholesterol-lowering effect, including products containing phytosterols and products containing soluble fiber continue to grow. However, existing products such as margarine spreads containing phytosterols have continued to experience flat, or decreases in, sales.  As well, the US market for phytosterol containing products still remains smaller in comparison to Europe. We will be competing in the U.S., directly and indirectly, primarily with Cognis, Cargill, Archer Midlands Daniels, Raisio and J&J, all of whom have substantially more resources and a greater market presence than us.  Currently, our competitors’ cholesterol-lowering products are being incorporated in the United States into food products such as orange juice, cereal, margarine spreads, yogurts, granola bars, milk drinks and chocolate bars.

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

Technology Licenses Granted to the Company

In 1995, we obtained a license of certain laboratory level phytosterol extraction technology developed at UBC (the “Tall Oil License”).  This license relates to the preparation and purification of sterol compositions from tall oil soap, the actual compositions of the sterols, and the use of these compositions and derivatives thereof as agents to prevent or treat lipid disorders. Pursuant to the Tall Oil License, as amended, we have agreed to:

•

issue to UBC 6,250 Common Shares, on a Post-Arrangement Basis, (of which 3,125 Common Shares have been issued and 3,125 Common Shares are to be issued after the first sale of any product derived from the technology); and

•

pay to UBC a royalty of 1% of gross revenue earned from sales of products by us and our licensees derived from the technology.

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

Research and Development

In the prescription pharmaceutical area, our focus will remain primarily on cardiovascular and related diseases, including those associated with Metabolic Syndrome.  (See above Our Pharmaceuticals).

In the functional food and nutraceuticals area, we are currently focusing on Reducol™ product formulations to assist food manufacturers with potential launches of cholesterol-lowering products.

For the years indicated below, our expenses related to research and development were:

Period	Expenses for Year
Year ended December 31, 2007	$3.5 million
Year ended December 31, 2006	$9.6 million
Year ended December 31, 2005	$11.0 million

For the year ended December 31, 2007, $1.64 million (2006 - $nil, 2005 - $nil) of R&D costs were incurred on the FM-TP Series of Compounds and an insignificant amount (2006 - $6.25 million, 2005 - $7.39 million) of R&D costs were incurred on the FM-VP4 project.  R&D expenditures on the development of our Library of Compounds were $0.07 million in fiscal 2007 (2006 - $0.64 million, 2005 - $0.77 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.46 million in the year ended December 31, 2007 (2006 - $0.71 million, 2005 - $0.74 million). Patent and regulatory related costs were $0.96 million in fiscal 2007 (2006 - $1.35 million, 2005 - $1.26 million).  In 2007, allocation of stock based compensation to R&D was $0.35 million (2006 - $0.82 million, 2005 - $0.75 million).

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

Brazil

In 2007, Reducol™ was approved for use in food products by the Brazilian National Health Surveillance Agency, ANVISA. Each new food product in Brazil with Reducol , however, will require a separate petition from the local food manufacturer.

Taiwan

Reducol was approved for use in milk in Taiwan in 2007; commercial sales of milk product with Reducol began later in the year.

Intellectual Property

Patents, trademarks and other proprietary rights are important to us. Our strategy is to build a strong patent portfolio to protect technology that we consider important to the development of our business, and to adopt, register, promote and protect our trademarks for our branded products.  We also rely upon trade secrets to maintain our competitive position.

As of March 1, 2008 we hold, directly or indirectly through license, rights to 205 patents and pending patent applications in the United States and worldwide, of which 17 (including a European Patent validated in 18 countries within the EU) are exclusively licensed from UBC.  Many of the 205 patents and patent applications are interrelated and in effect assert rights to substantially similar inventions in different jurisdictions. Some are patents granted across the European Patent Community and have been validated in 18 or more of the available jurisdictions. In the United States, we have 6 issued patents, and 32 pending patent applications.  In addition to the United States, we have patents issued in China, Japan, Canada, Norway, Russia, South Africa, New Zealand and all countries of the European Patent Community.

Our first filed patent application in our portfolio is exclusively licensed from UBC and covers the preparation and purification of sterol compositions from the forest derived by-product tall oil soap, the actual compositions and use of these compositions and derivatives as agents to prevent or treat primary and secondary lipid disorders and their clinical complications including coronary heart disease, peripheral vascular disease and stroke.

The 172 patents and applications not licensed from UBC comprise additional therapeutic applications or indications for sterol compositions, formulations and delivery vehicles comprising sterol compositions, sterol-based derivatives, additional therapeutic indications for these derivatives, sterol-based combinations for use in lowering serum cholesterol,  compositions comprising sterols and additional components to assist in food and nutraceutical formulations. Also included in this 172 patents and applications are patents and pending applications covering technology assigned to us by TheraPei. This technology includes:

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

Notices of Opposition have been filed against four patents allowed in Europe, one covering sterol compositions, which includes the Reducol™ composition, one covering the process, which is currently used by Phyto-Source, to extract and purify phytosterols from tall oil pitch, one covering a process of microfluidizing or reducing the particle size of phytosterols to facilitate formulation and the final opposition covering a process of uniformly incorporating sterols in oils and fats by melting. All of these oppositions are filed by third parties on the ground that the patent claims are not unique and inventive.  There can be no assurance that all of these patent claims will ultimately be upheld.   If they are not upheld, then anyone will be able to immediately use the compositions and processes covered by the patent claims in competition with us.   In 2006, one of our patents, on which we are not currently reliant, was revoked, however, we have appealed this decision and may pursue the appeal so that we can explore the use of this technology in the future. (See Item 8 – Financial Information – A. Legal Matters – Patent Oppositions)

C.

Organizational Structure

Subsidiaries  We have four wholly-owned subsidiaries as follows:

•

Forbes Medi-Tech Operations Inc. (“Forbes Operations” or “Old Forbes”) was incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, Old Forbes changed its focus from mining exploration to pharmaceutical research and development and, accordingly, changed its name to “Forbes Medi-Tech Inc.” on July 8, 1992.  Old Forbes was continued under the federal laws of Canada pursuant to the Canada Business Corporation Act on April 11, 2001 and its previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws. On February 27, 2008, Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc.

Forbes Operations holds our 100% interest in Forbes Medi-Tech (USA) Inc. and Forbes Research & Manufacturing Inc.

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

D.

Property, Plants and Equipment

Corporate Offices

•

We lease approximately 9,500 square feet of office space at executive offices located in Vancouver, British Columbia at an annual cost of approximately $279,000.  As of January 15, 2008, we have sublet approximately 2,400 square feet of this office space to a third party for annual proceeds of approximately $72,000.

Other Facilities

•

We lease approximately 3,000 square feet of laboratory/office space in La Jolla, California at an annual cost of approximately $150,000 per year. These premises are used for conducting research on the FM-TP compounds.

•

We, through our interest in Forbes-Fayrefield, pay our 51 % proportionate share of office operating costs to Fayrefield Foods Limited.

ITEM 5

Operating and Financial Review and Prospects

Except for historical information, this review contains forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under our control.  (See “Note Regarding Forward Looking Statements” and Item 3 – Key Information – D. Risk Factors).

The following discussion is based on the consolidated financial statements included in the annual report which have been prepared in accordance with accounting principles generally accepted in Canada.  These principles differ in certain material respects from those accounting principles generally accepted in the United States.  These differences are described in Note 20 of our consolidated financial statements.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements in conformity with accounting principles generally accepted in Canada.  Actual results could differ significantly from those estimates under different assumptions and conditions.

There are several accounting policies that we believe are critical to the presentation of our consolidated financial statements.  Note 3 - “Significant accounting policies” to our consolidated financial statements summarizes each of our significant accounting policies.  Those accounting policies should be read in conjunction with the other notes to our consolidated financial statements and management’s discussion and analysis of results of operations and financial condition described in this “Operating and Financial Review and Prospects.”

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

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2007 should be read for a more comprehensive outline of our significant accounting policies.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. License fees are deferred and amortized over the life of the relevant agreements.

Inventories  Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, additional provisions for obsolescence and valuation may be necessary. In the year ended December 31, 2007, we recognized $0.45 million (December 31, 2006 - $0.35 million) of inventory reserves on excess inventories.

In addition, in the year ended December 31, 2007, $0.39 million (2006-$nil) was charged to cost of sales as a result of recognizing impairment losses on 2008 purchase commitments for inventory.

Accrued liabilities   We engage a number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, we request and verify the accruals with statements from known, significant vendors and reconcile invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates of costs incurred to the end of the reporting period.

Stock-based Compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates. Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to two years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of our common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option’s exercise price and expected annual dividend rate at the time of grant. We have not paid dividends in the past, nor have any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Impairment of long lived assets  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the year ended December 31, 2007, we evaluated our goodwill and intangible assets for impairment and recorded impairment charges of $0.37 million and $0.30 million, respectively, to write down the goodwill and intangible assets to reflect a reasonable estimate of their estimated fair values.

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

BASIS OF PRESENTATION

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interests in Forbes-Fayrefield Ltd. ("Forbes-Fayrefield").  We account for our interests in Forbes-Fayrefield using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

For the fiscal year ended December 31, 2007, we reported a net loss of $11.7 million ($0.30 per share) compared with a net loss of $10.8 million ($0.29 per share) for the year ended December 31, 2006, and a net loss of $12.8 million ($0.38 per share) for the year ended December 31, 2005.

In February 2006, we announced the decision to dispose of our interest in the Phyto-Source joint venture. Our analysis will focus on the continuing operations, assets and liabilities of Forbes Medi-Tech Inc. and we will present separately the Phyto-Source operations, assets and liabilities under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the consolidated financial statements ended December 31, 2007 and in the following analysis. Results for the year ended December 31, 2006 and 2005 have also been reclassified to reflect this treatment.

For the fiscal year ended December 31, 2007, we reported a net loss from continuing operations of $11.7 million ($0.30 per share) compared with a net loss from continuing operations of $17.8 million ($0.48 per share) for the year ended December 31, 2006, and a net loss from continuing operations of $16.5 million ($0.48 per share) for the year ended December 31, 2005.

To-date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception. We expects to continue incurring operational losses until the earnings from commercialization of one or more of our products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2007 our accumulated deficit was $101.3 million.

RESULTS OF CONTINUING OPERATIONS

The following table summarizes our results of continuing operations and selected financial information for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.

Summary: (millions of $ except per share values)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Revenues	$ 9.4	$ 7.2	$ 4.4
Expenses	(20.8)	(24.9)	(20.9)
Impairment charge for goodwill, intellectual property and capital assets	(0.8)	–	–
Current income tax recovery (expense)	0.5	(0.1)	–
Loss from continuing operations	$ (11.7)	$ (17.8)	$ (16.5)
Loss per share from continuing operations-basic and diluted	$ (0.30)	$ (0.48)	$ (0.48)

REVENUES

Revenues from continuing operations for year ended December 31, 2007 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Summary: (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Sales-phytosterol products	$ 7.7	$ 5.3	$ 3.8
Sales-finished goods	1.1	0.7	–
Licensing	0.1	0.1	0.2
Phytosterol revenues	8.9	6.1	4.0
Interest and other	0.5	1.1	0.4
Total revenues	$ 9.4	$ 7.2	$ 4.4

Fiscal 2007 compared to Fiscal 2006

Total revenues, including interest income, for the fiscal year ended December 31, 2007 were $9.36 million compared with $7.24 million for the fiscal year ended December 31, 2006, an increase of 29%. This increase was due to increases in our sales of Reducol™ and Phyto-S Sterols and increases in sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Phytosterol revenues include direct sales of phytosterol products (branded - Reducol™, non-branded sterol esters and Phyto-S Sterols), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies. Phytosterol revenues for the year ended December 31, 2007 totaled $8.90 million compared with $6.12 million for the year ended December 31, 2006. Licensing revenues are a result of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

We are in negotiation with potential customers internationally to expand our customer base.

Fiscal 2006 compared to Fiscal 2005

Total revenues, including interest income, for the fiscal year ended December 31, 2006 were $7.24 million compared with $4.48 million for the fiscal year ended December 31, 2005, an increase of 62%. This increase is mainly attributable to the launch of Reducol™ in the EU and sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Concentration of sales and segmented disclosure

In the year ended December 31, 2007, the majority of our revenue was generated from four customers (December 31, 2006 – four customers, December 31, 2005 – two customers).  Customer A accounted for 40% (2006 – 38%, 2005 – 81%), Customer B accounted for 15% (2006 – 0%, 2005 – 0%), Customer C accounted for 13% (2006 – 12%, 2005 – 0%), and Customer D accounted for 10% (2005 – 0%, 2005 – 5%) of revenue. For 2007, 49% of sales are recorded in the USA, 50% of sales are recorded in Europe and the balance in Asia.

OPERATING EXPENSES

Summary: (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Cost of sales	$ 9.2	$ 5.9	$ 2.5
General and administrative	5.0	5.2	5.4
Research and development	3.5	9.6	11.0
Marketing, sales & product development	1.6	2.8	1.6
Foreign exchange losses	1.3	1.3	0.2
Depreciation/amortization	0.2	0.1	0.2
Total operating expenses	$ 20.8	$ 24.9	$ 20.9

Research and Development   Our research and development (“R&D”) expenses for the year ended December 31, 2007, totalled $3.47 million compared with $9.63 million for the year ended December 31, 2006 and $10.99 million for the year ended December 31, 2005.

For the year ended December 31, 2007, $1.64 million (2006 - $nil, 2005 - $nil) of R&D costs were incurred on the FM-TP Series of Compounds and an insignificant amount (2006 - $6.25 million, 2005 - $7.39 million) of R&D costs were incurred on the FM-VP4 project.  R&D expenditures on the development of our Library of Compounds were $0.07 million in fiscal 2007 (2006 - $0.64 million, 2005 - $0.77 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.46 million in the year ended December 31, 2007 (2006 - $0.71 million, 2005 - $0.74 million). Patent and regulatory related costs were $0.96 million in fiscal 2007 (2006 - $1.35 million, 2005 - $1.26 million).  In 2007, allocation of stock based compensation to R&D was $0.35 million (2006 - $0.82 million, 2005 - $0.75 million).

R&D expenses are expected to increase as work progresses on the FM-TP Series of Compounds. As the FM-TP Series of Compounds are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production, or whether commercial production will occur at all.

General and Administrative  General and administrative expenditures (“G&A”) for fiscal year 2007 totaled $5.07 million, compared with $5.20 million in fiscal year 2006 and with $5.44 million in fiscal year 2005.  By type of costs incurred, G&A for 2007 consists of professional services - $0.86  million (2006 - $1.23 million, 2005 - $1.19 million), salaries and benefits - $1.75 million (2006 - $1.80 million, 2005 - $1.62 million); travel - $0.28 million (2006 - $0.37 million, 2005 - $0.36 million); occupancy costs - $0.42 million (2006 - $0.30 million, 2005 - $0.24 million); and operations - $0.84 million (2006 - $1.72 million, 2005 - $1.26 million).  In 2007, allocation of stock based compensation to G&A was $0.42 million (2006 - $0.68 million, 2005 - $0.78 million). The changes from year to year are in the normal course of business and the decrease in overall G&A expenditures is line with our objective to control expenditures.

Related Party Transactions  Included in professional services for the year ended December 31, 2007 were payments for legal services of $0.20 million, made to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (2006 - $0.23 million, 2005 – $0.25 million).

Until May 18, 2005, the Chair of the Audit Committee, Nitin Kaushal, received $1 thousand for each non-meeting day during which he performed Audit Committee services. In the year ended December 31, 2005, we paid to Mr. Kaushal, a director of the Company, $6,000 for such services. Since then, fees for Mr. Kaushal’s additional duties as Audit Committee Chair have been included in his remuneration as such. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Cost of Sales (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2007 totaled $9.16 million on phytosterol revenues of $8.85 million, or (104%) of phytosterol revenues, for the year ended December 31, 2006 - $5.86 million on phytosterol revenues of $5.96 million or 98% of phytosterol revenues. In the year ended December 31, 2007, we recognized $0.45 million (December 31, 2006 - $0.35 million, December 31, 2005-$nil) of inventory valuation allowances on excess inventories and $0.39 million (December 31, 2006 - $nil, December 31, 2005-$nil) relating to allowances for losses on future year purchase commitments, which are included in Cost of Sales.  Prior to the impact of these allowances, in the year ended December 31, 2007, Cost of Sales as a percentage of phytosterol revenues was 94% compared to 92% for the year ended December 31, 2006.  Continued market price pressure has not enabled us to increase our sales prices to achieve higher margins.  In addition, selling high cost product, the inventory valuation adjustments (as further described below), the sale of excess inventories at reduced prices to align our inventory balances with forecasted demand, and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield have all contributed to a slight increase in Cost of Sales as a percentage of phytosterol revenues.  We are diligently working on alternative ways to decrease our Cost of Sales and improve our margins.

Cost of Sales for the year ended December 31, 2006 totaled $5.86 million on phytosterol revenues of $5.96 million or 98% of phytosterol revenues and for the year ended December 31, 2005 - $2.51 million on phytosterol revenues of $3.87 million or 65% of phytosterol revenues. In the year ended December 31, 2006, we recognized $0.35 million (December 31, 2005-$nil) of inventory valuation allowances on excess inventories.  Prior to the impact of this allowance, in the year ended December 31, 2006, Cost of Sales as a percentage of phytosterol revenues was 92% compared to 65% for the year ended December 31, 2006. The increase in percentage is attributable to selling high cost products, inventory valuation adjustment (as further described below), competitive customer pricing pressure and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments (as further described below).  We are working on improving our overall margins.

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

Having entered into a long-term supply agreement at the time of our disposition of Phyto-Source, for the supply of Reducol™ and other wood sterols, we also review contracted purchase commitments on a regular basis and record any necessary provision for losses on future year purchase commitments based primarily on our historical sales and expectations for future use.

Marketing, Sales & Product Development (“Marketing”)  Totaled $1.61 million for 2007 compared with $2.76 million incurred in 2006 and $1.67 million in 2005.  The decrease in 2007 from 2006 is attributable to a reduction in staffing levels and reduced expenditures in the areas of material handling, and advertising, as a result of fewer product launches.  The increase in 2006, compared to 2005, was attributable to an increase in staffing levels and additional expenditures associated with the European product launches.  In 2007, allocation of stock based compensation to Marketing was $0.19 million (2006 - $0.32 million, 2005 - $0.25 million).

Foreign exchange losses  totaled $1.27 million for the year ended December 31, 2007 compared with $1.31 million in the year ended December 31, 2006. Of the foreign exchange losses for the year ended December 31, 2007, $1.01 million (2006-$1.53 million) is attributable to unrealized foreign exchange losses and $0.26 million relates to realized exchange losses (2006-$0.22 million exchange gains).

Foreign exchange losses totaled $1.31 million for the year ended December 31, 2006 compared with $0.17 million in the year ended December 31, 2005. Of the foreign exchange losses for the year ended December 31, 2006, $1.53 million (2005-$0.33 million) is attributable to unrealized foreign exchange losses and $0.22 million relates to realized exchange gains (2005-$0.16 million).

The unrealized foreign exchange losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based Compensation  Stock-based compensation expense totaled $0.96 million for the year ended December 31, 2007 compared with $1.82 million for 2006 and with $1.78 million for 2005.  Of the $0.96 million of stock-based compensation expense recorded in 2007, $0.84 million (2006 - $1.59 million, 2005 - $1.77 million) relates to employee and $0.12 million (2006 - $0.23 million, 2005 - $0.01 million) to non-employee option grants. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

For the years December 31, 2007, 2006 and 2005, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Research and development	$ 0.4	$ 0.8	$ 0.8
General and administrative	0.4	0.7	0.8
Marketing, sales and product development	0.2	0.3	0.2
	$ 1.0	$ 1.8	$ 1.8

Impairment Charge For Goodwill, Intellectual Property And Capital Assets

In light of the Company’s going concern issues, we reviewed the carrying value of our goodwill and concluded that the carrying value would not be recoverable. Accordingly, at December 31, 2007, we recorded an impairment charge of $0.37 million to write down the goodwill to reflect a reasonable estimate of its estimated fair value as at that date. We also reviewed the carrying value of our intangible assets and concluded that the carrying value of certain intangible assets would not be recoverable. At December 31, 2007, we recorded an impairment charge of $0.30 million to write down these intangible assets to reflect a reasonable estimate of their estimated fair value as at that date.

In January 2008, we reached an agreement to sublease a portion of our office space. At December 31, 2007, we recorded an impairment loss of $0.09 million to write down leasehold improvements relating to this space and certain office equipment that was disposed of at that time. The fair value of this office equipment was determined based on the proceeds received from its sale in January 2008.

DISCONTINUED OPERATIONS - PHYTO-SOURCE

The following table summarizes our results of discontinued operations of Phyto-Source for the years ended December 31, 2006 and 2005.

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

Summary: (millions of $ except per share values)	Year ended December 31, 2006(i)	Year ended December 31, 2005

Revenues	$ 2.5	$ 16.5
Expenses	(2.0)	(10.4)
Income taxes	(0.5)	(2.4)
Income from discontinued operations	$ –	$ 3.7

Gain from disposal of discontinued operations	7.0	–

Income per share from discontinued operations Basic and diluted	$ 0.00	$ 0.10
Gain per share from disposal of discontinued operations, basic and diluted	$ 0.19	–

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

Our net cash and cash equivalents as of December 31, 2007 totaled $5.23 million, compared with $15.29 million as at December 31, 2006.  We had working capital of $9.67 million at December 31, 2007 (December 31, 2006 – working capital $19.44 million).

Cash used in continuing operating activities was $10.10 million in fiscal 2007, compared to $17.85 million in fiscal 2006 and $17.38 million in fiscal 2005. Net cash used in continuing operations for 2007 was primarily a result of the net loss of $11.68 million for the period adjusted for non-cash expenses and increases in non-cash operating items of $0.29 million, primarily relating to decreases in inventories, prepaid expenses and accounts receivable offset by an increases in accounts payable and income tax.  Net cash used in continuing operations for 2006 was primarily a result of the net loss of $10.84 million for the period adjusted for non-cash expenses and discontinued operations items, and increases in non-cash operating items of $2.01 million, primarily relating to increases in inventories, offset by a decrease in prepaid expenses and in accounts payables.

Cash realized in investing activities in the year ended December 31, 2007 was $0.04 million relating to the acquisition of capital assets.  Investing activities in the year ended December 31, 2006 realized $28.46 million relating to the proceeds of $28.94 million on disposal of our interest in Phyto-Source, less $0.44 million invested in intangible assets arising on the acquisition of TheraPei Pharmaceuticals Inc. and $0.17 million in capital assets. Investing activities generated net cash of $5.85 million in 2005.  Cash provided in 2005, resulted primarily from $6.02 million transferred from short-term investments offset by expenditures of $0.32 million used in the acquisition of capital assets.

In fiscal 2007, financing activities provided $0.01 million of cash, from the exercise of options, compared with $0.59 million in 2006 and $5.12 million in 2005. In 2006, funds generated from financing activities resulted from the exercise of options and warrants.  In November 2005, we completed a private placement, which contributed US$6.2 million (Cdn$7.0 million, before $0.8 million of share issue costs).  Funds used in financing activities in 2005 were primarily used for repayment of loans and capital leases associated with the discontinued operations.

After taking into account our planned expenditures, our anticipated revenue, and assuming no unanticipated costs or expenses, but without taking into account the Non-Dilutive Financing, we now consider that our capital resources will be sufficient to finance operations into the beginning of the third quarter of 2008. Assuming that the Non-Dilutive Financing closes as anticipated, and after taking into account the same factors and assumptions, we consider that our capital resources would be sufficient to finance operations into the fourth quarter of 2008. In our previous Management Discussion and Analysis for Q3-2007, we reported that we considered that our capital resources would sufficient to finance operations into the beginning of the second quarter of 2008.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity).  At the present time we consider that it will be necessary, in addition to the Non-Dilutive Financing, to conclude one or more debt or equity financings in the near term to be able to continue with our existing business plan.  The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all.  The failure to obtain financing on a timely basis (i) may result in our having to reduce or delay one or more of our planned research, development and marketing programs and to reduce related overhead, any of which could impair our current and future value, and (ii) may have a material adverse effect on our ability to continue.

An equity financing at current market prices is anticipated to cause substantial dilution to our existing shareholders.  While we are continuing to explore the out-licensing of FM-VP4 and potential M&A transactions, and intend to complete the Non-Dilutive Financing, we do not expect that the achievement of any of these would replace the need for financing in the near term.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CONTRACTUAL OBLIGATIONS

As at December 31, 2007 (millions of$)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Operating lease obligations (i)	$ 1.0	$ 0.4	$ 0.6	–	–
Sterol supply agreement (ii)	12.1	5.0	7.1	–	–
Research and development contracts (iii)	0.2	0.2	–	–	–
Total	$ 13.3	$ 5.6	$ 7.7	–	–

(i)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter

(ii)

Purchase obligations reflect our obligations under our Sterol Supply Agreement with Phyto-Source.

(iii)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

For a discussion of our commitments, contractual obligations and contingencies, see Note 12 to our consolidated financial statements and Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.

ITEM 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the name, date of birth, and the positions and offices held by our directors and senior management with us as of March 28, 2008, their respective business experience, functions and areas of experience in the company, and the period during which each director or executive officer has served as such.  Each director of our Company holds office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. Each executive officer holds office at the discretion of the Board of Directors.

Name, Date of Birth, and Office Held with the Company(1)	Business Experience, Functions and Areas of Experience in the Company(1)	Period Served
Charles A. Butt, B.Comm. March 22, 1951 Director, President and Chief Executive Officer

President of the Company since April 2001 and Chief Executive Officer since March 2002; Senior Vice President, Commercial Operations of the Company July 2000 to March 2002; Executive Vice President & Chief Operating Officer March 2002 to April 2001.

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

Director since September 15, 2003
Laura Wessman, B.A.Sc, B.Sc, M.B.A. November 28, 1966 Senior Vice President, Operations

Senior Vice President, Operations, January 2006 to present; Senior Vice President, Corporate Development of the Company January 2004 to January 2006; Vice President, Business Development of the Company October 2002 to January 2004; Marketing Manager December 2000 to October 2002; Plant Manger, Cominco Engineering Services Ltd., May 1996 to November 1999.

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

Percy Skuy – Director  Mr. Skuy has been a director of the Company since November 1997. Mr. Skuy had a 34-year career with Johnson & Johnson where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development and executive management.  He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency.  Mr. Skuy is a pharmacist, and has been involved in the pharmaceutical and medical communities for many years and is currently a Health Care Consultant.

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

Laura Wessman – Senior Vice President, Operations  Ms. Wessman has been Senior Vice President, Operations since January 2006.  Ms. Wessman was also our Senior Vice President, Corporate Development from January 2004 to January 2006; Vice President, Business Development of the Company October 2002 to January 2004 and Marketing Manager December 2000 to October 2002.  Ms. Wessman joined us in December 2000 and has been involved in both the nutraceutical and pharmaceutical divisions of the Company.  Ms. Wessman is responsible for chartering our growth through in-house development as well as licensing and acquisitions. Prior to joining Forbes, Ms. Wessman held positions of increasing responsibility at North Aegean Petroleum and Cominco in the areas of process engineering and project management. Ms. Wessman holds undergraduate degrees in Chemical Engineering and Bio-Chemistry from the University of British Columbia and an MBA from Simon Fraser University, Vancouver, BC.

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

Dr. John J. Nestor, Jr. – Chief Scientific Officer  Dr. Nestor was appointed Chief Scientific Officer of the Company in October 2006 pursuant to the acquisition of TheraPei Pharmaceuticals, Inc. by Forbes.  Previously, Dr. Nestor had been Chief Scientific Officer and Founding Chief Executive Officer of TheraPei, a biopharmaceutical company that he had spun out of Sequenom.  Dr. Nestor has more than 25 years of pharmaceutical industry experience in drug discovery and scientific management, much of that time at the VP level in major pharma.  He is co-inventor of 10 compounds that have reached the clinical development stage, including three currently marketed pharmaceuticals (Synarel™, Orgalutran™, Valcyte™).  Prior to founding TheraPei, Dr. Nestor was Executive Vice President, Drug Discovery at Sequenom, President and Chief Scientific Officer at Consensus Pharmaceuticals, Vice President and Director, Institute of Bio-Organic Chemistry at Syntex Discovery Research, Distinguished Scientist at Roche Bioscience, and Executive Vice President and Co-Founder of Helios Pharmaceuticals.  Dr. Nestor obtained his B.Sc. in Chemistry from the Polytechnic Institute of Brooklyn and his Ph.D. in Organic Chemistry from the University of Arizona.

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

Principal Business Activities Performed Outside the Company (including, in the case of directors, other principal directorships)

Certain of our directors and executive officers also serve as directors and officers of, or have significant shareholdings or other ownership interests in, other companies involved in the biotechnology industry or which may be involved in transactions with us or which may provide professional services to our Company.  For example, Percy Skuy, a Director of our Company, is also a Consultant for Humber College; Donald Buxton, the Chairman of our Company, is also a Director of Vacci-Test Corp. as well as a minority shareholder & member of the Management Advisory Committee for Baralex Inc.; Joe Dunne, a Director of our Company, is a Director of Westgate Biologicals Ltd. and a  Consultant to Bayer Crop Science, PTX Food Corp and Bear Stern; Lily Yang, a Director of our Company, is also Chairman of the Board of TheraLife Inc.; Nitin Kaushal, a Director of our Company, is also Managing Director with Desjardins Securities, and a director of Genizon Biosciences, Victhom Human Bionics and Protox Therapeutics. Consequently there exists the possibility for such directors and executive officers to be in a position of conflict.  Under the Canada Business Corporations Act, any decision made by such directors and executive officers involving our Company are required to be made in accordance with his or her duties and obligations to deal fairly and in good faith with our Company and such other companies.  In addition, such directors are required to declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

The Nature of Any Family Relationship Between Any Director or Member of Senior Management

None of our directors or members of senior management are related.

Any Arrangement or Understanding Pursuant to Which Any Director or Member of Senior Management was Selected

Pursuant to the acquisition of TheraPei Pharmaceuticals, Inc. by Forbes (See Item 4 – Information on the Company – A. History and Development of the Company – Acquisitions - TheraPei Pharmaceuticals, Inc.), Dr. John Nestor was appointed as Chief Scientific Officer of the Company.

B.

Compensation

The following table sets forth the annual and long-term compensation for the fiscal years 2005, 2006, and 2007 of our current senior management (collectively, the “Named Executive Officers”). All Securities under Options/SARs granted are presented on a Pre-Arrangement Basis. (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.)

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compensation(12)
		Salary	Bonus	Other Annual Compensation(1)	Awards		Payouts
					Securities Under Options/ SARs granted(2) Pre-Arrangement Basis	Restricted Shares or Restricted Share Units	LTIP Payouts (3)
Butt, Charles President and Chief Executive Officer(4)	Dec. 31, 2007	$370,650	$37,065	$19,941	630,400(10)	Nil	Nil	Nil
	Dec. 31, 2006	$353,000	$70,600	$19,063	195,000(9)	Nil	Nil	$44,650
	Dec. 31, 2005	$330,000	$85,800	$27,287(5)	125,000	Nil	Nil	Nil
Goold, David, CA Chief Financial Officer(6)	Dec. 31, 2007	$183,750	$16,078	$9,105	96,000(10)	Nil	Nil	Nil
	Dec. 31, 2006	$175,000	$24,500	$8,065	Nil	Nil	Nil	Nil
	Dec. 31, 2005	$155,000	$35,000	$6,237	50,000	Nil	Nil	Nil
Nestor, John, Dr. Chief Scientific Officer (11)	Dec. 31, 2007	$241,695	$16,919	$6,257	48,000(10)	Nil	Nil	Nil
	Dec. 31, 2006	$48,050	Nil	Nil	75,000	Nil	Nil	Nil
	Dec. 31, 2004	NA	NA	NA	NA	NA	NA	NA
Wessman, Laura Senior Vice-President, Operations(7)	Dec. 31, 2007	$198,500	$17,369	$13,290	227,200(10)	Nil	Nil	Nil
	Dec. 31, 2006	$189,000	$26,460	$11,534	15,000(9)	Nil	Nil	$40,125
	Dec. 31, 2005	$170,000	$38,500	$7,813	90,000	Nil	Nil	Nil
Motley, Jeff Vice-President, Marketing and Sales(8)	Dec. 31, 2007	$158,500	$9,510	$16,527	179,880(10)	Nil	Nil	Nil
	Dec. 31, 2006	$151,500	$18,180	$16,426	25,000(9)	Nil	Nil	$33,000
	Dec. 31, 2005	$144,000	$25,000	$15,799	70,000	Nil	Nil	$62,250

(1)

For the years ended December 31, 2005 thru December 31, 2007, “Other Annual Compensation” consists of car allowance for Messrs. Butt and Motley ($500 per month), company portion of RRSP contribution for Messrs. Butt, Goold, Motley and Ms. Wessman, company paid parking for Messrs. Butt, Goold, Motley and Ms. Wessman, life insurance premiums for all named executives. For Dr. John Nestor, “Other Annual Compensation” consists of the company portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates.

(2)

All securities are under options granted during the year covered, and are reported on a Pre-Arrangement Basis. No SARs (stock appreciation rights) have been granted.

(3)

“LTIP” or “long term incentive plan” means a plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.  The Company does not currently have an LTIP.

(4)

Effective January 1, 2008, Mr. Butt’s salary was increased to $378,804.

(5)

Salary at December 31, 2004 and December 31, 2003 was $300,000 and $280,000, respectively.  Mr. Butt was underpaid $3,000 and $6,000 in each of these years, respectively.  The total underpayment of $9,000 was paid in 2005.

(6)

Effective January 1, 2008, Mr. Goold’s salary was increased to $187,793.

(7)

Effective January 1, 2008, Ms. Wessman’s salary was increased to $202,867.

(8)

Effective January 1, 2008, Mr. Motley’s salary was increased to $161,987

(9)

The options issued to Messrs. Butt, Motley and Ms. Wessman in 2006 were all granted to replace options that had expired.

(10)

For a description of the 2007 options granted, see Options and SARS following

(11)

Dr. John Nestor commenced employment with the company on Oct 25, 2006 with an annual salary of US$225,000. Dr. Nestor’s salary compensation for 2007 was US$225,000, which has been converted to Canadian funds at the average US / CDN exchange rates.  Dr. Nestor’s 2007 bonus was US$ 15,750 which has been converted to Canadian funds at the average US / CDN exchange rates. The total compensation for 2006 was US$41,827, which has been converted to Canadian funds at the average US / CDN exchange rates. .  Effective January 1, 2008, Dr. Nestor’s salary was increased to US$229,950.

(12)

For the years ended December 31, 2005 thru December 31, 2007, “All Other Compensation” consists of the stock option benefit arising on exercise of stock options.

Options and SARS

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during our financial year ended December 31, 2007. All securities under Options/SARs granted, Exercise or Base Price, Market Value of Securities are presented on a Pre-Arrangment Basis. (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.)

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted (5) (Pre-Arrangement Basis)	% of Total Options/SARs Granted to Employees in Financial Year(2)	Exercise or Base Price ($/Security)(3) (Pre-Arrangement Basis)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(4) (Pre-Arrangement Basis)	Expiration Date
Butt, Charles	60,000 120,000(5) 450,400(6)	2.0% 4.1% 15.2%	$1.00 $1.00 $1.00	$0.97 $0.89 $0.89	17-Jan-2012 31-Mar-2012 31-Mar-2012
Goold, David	40,000 56,000(6)	1.4% 1.9%	$1.00 $1.00	$0.97 $0.89	17-Jan-2012 31-Mar-2012
Nestor, John	48,000(6)	1.6%	$1.00	$0.89	31-Mar-2012
Wessman, Laura	40,000 187,200(6)	1.4% 6.3%	$1.00 $1.00	$0.97 $0.89	17-Jan-2012 31-Mar-2012
Motley, Jeff	30,000 30,000(5) 119,880(6)	1.0% 1.0% 4.1%	$1.00 $1.00 $1.00	$0.97 $0.89 $0.89	17-Jan-2012 31-Mar-2012 31-Mar-2012

(1)

All securities under option are Common Shares; the Company has not granted any SARs.

(2)

Includes options to employees, officers, and directors.

(3)

Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.

(4)

Market Values are the Toronto Stock Exchange closing prices on the date of grant.

(5)

The options issued to Messrs. Butt and Motley were granted to replace options that had expired.

(6)

On June 29, 2007, the Company implemented a new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”).  The New Plan was initially approved by the Company’s Board of Directors on April 12, 2007 and was also approved by the Company’s shareholders at the Annual General and Special Meeting held May 17, 2007.  The New Plan replaces the Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan.  The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate.  With the implementation of the New Plan, 3,801,625 options from the Old Plan, with exercise prices of more than $1.00 were replaced by 2,171,500 options under the New Plan and 1,510,575 of previously vested options were cancelled. These new options had an exercise price of $1.00 and an expiry date of March 31, 2012.

As a result of the adoption of the New Plan, Mr. Butt had 805,000 options (priced between $1.77 and $4.90 with expiry dates of between July 3, 2008 and May 19, 2011) cancelled. They were replaced with 450,400 options at $1.00 and they expire March 31, 2012. Mr. Goold had 110,000 options (priced between $2.13 and $2.91 with expiry dates of between October 5, 2009 and December 8, 2010) cancelled. They were replaced with 56,000 options at $1.00 and they expire March 31, 2012. Ms. Wessman had 315,000 options (priced between $1.77 and $3.69 with expiry dates of between July 3, 2008 and May 19, 2011) cancelled. They were replaced with 187,200 options at $1.00 and they expire March 31, 2012. Dr. Nestor had 75,000 options (priced at $2.69 with an expiry dates of October 31, 2011) cancelled. They were replaced with 48,000 options at $1.00 and they expire March 31, 2012. Mr. Motley had 229,500 options (priced between $1.77 and $3.69 with expiry dates of between July 3, 2008 and May 19, 2011) cancelled. They were replaced with 119,880 options at $1.00 and they expire March 31, 2012.

All figures are presented on a Pre-Arrangement Basis.

Stock Option Repricing

The following table shows the repricing of options of the Named Executive Officers during the financial year of the Company ended December 31, 2007. On June 29, 2007, the Company implemented a new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”).  The New Plan was initially approved by the Company’s Board of Directors on April 12, 2007 and was also approved by the Company’s shareholders at the Annual General and Special Meeting held May 17, 2007.  The New Plan replaces the Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan.  The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate.  With the implementation of the New Plan, 3,801,625 options from the Old Plan, with exercise prices of more than $1.00 were replaced by 2,171,500 options under the New Plan and 1,510,575 of previously vested options were cancelled. These new options have an exercise price of $1.00 and an expiry date of March 31, 2012.  A total of 880,250 options from the Old Plan having exercise prices of $1.00 or less remain in effect under the New Plan unamended.

OPTION/SAR REPRICED/ AMENDED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

All securities under Options/SARs Repriced on Amended, Market Value of Securities at Time of Repricing or Amendment, Exercise Price at the Time of Repricing or Amendment and New Exercise Price are presented on a Pre-Arrangement Basis. (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.)

Name of Executive Officer	Date of Repricing	Securities under Options/SARs Repriced or Amended (#)(1) Old Plan / New Plan ( Pre-Arrangement Basis)	Market Price of Securities at Time of Repricing or Amendment ($/Security) (Pre-Arrangement Basis)	Exercise Price at Time of Repricing or Amendment ($/Security) (Pre-Arrangement Basis)	New Exercise Price ($/Security) (Pre-Arrangement Basis)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Charles A. Butt, President, CEO and Director	April 12, 2007	20,000 / 11,190	$0.89	$4.90	$1.00	12-Dec-10
		150,000 / 83,926		$1.77		03-Jul-08
		60,000 / 33,570		$2.23		11-Jul-08
		5,000 / 2,797		$2.61		28-Nov-08
		50,000 / 27,975		$3.69		09-Jan-09
		200,000 / 111,901		$2.78		31-May-09
		50,000 / 27,975		$2.98		06-Jan-10
		75,000 / 41,963		$2.13		08-Dec-10
		20,000 / 11,190		$3.05		03-Apr-11
		175,000 / 97,913		$2.53		19-May-11
David Goold, Chief Financial Officer	April 12, 2007	60,000 / 30,545	$0.89	$2.91	$1.00	5-Oct-09
		50,000 / 25,455		$2.13		8-Dec-10
John Nestor, Chief Scientific Officer	April 12, 2007	75,000 / 48,000	$0.89	$2.69	$1.00	31-Oct-11
Laura Wessman, Senior Vice President, Operations	April 12, 2007	50,000 / 29,714	$0.89	$1.77	$1.00	3-Jul-08
		10,000 / 5,943		$2.61		28-Nov-08
		25,000 / 14,857		$3.69		9-Jan-09
		125,000 / 74,286		$2.78		31-May-09
		30,000 / 17,829		$2.98		6-Jan-10
		60,000 / 35,657		$2.13		8-Dec-10
		15,000 / 8,914		$2.53		19-May-11
Jeff Motley, Vice-President, Marketing & Sales	April 12, 2007	7,500 / 3,918	$0.89	$2.23	$1.00	11-Jul-08
		50,000 / 26,118		$1.77		3-Jul-08
		5,000 / 2,612		$2.61		28-Nov-08
		12,000 / 6,268		$3.69		9-Jan-09
		60,000 / 31,341		$2.78		31-May-09
		30,000 / 15,670		$2.98		6-Jan-10
		40,000 / 20,894		$2.13		8-Dec-10
		25,000 / 13,059		$2.53		19-May-11

(1)

The table indicates the number of options held prior to the April 12, 2007 option plan amendment, the reduced number of options held after the repricing of the options, and presented on a Pre-Arrangement Basis.

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2007 and the value of their unexercised options as at December 31, 2007:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR & YEAR-END OPTION VALUES

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#) Pre-Arrangement Exercisable / Pre-Arrangement Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Butt, Charles	Nil	$Nil	585,400 Exercisable / 45,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Goold, David	Nil	$Nil	66,000 Exercisable / 30,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Nestor, John	Nil	$Nil	24,000 Exercisable / 24,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Wessman, Laura	Nil	$Nil	197,200 Exercisable / 30,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Motley, Jeff	Nil	$Nil	172,380 Exercisable / 22,500 Unexercisable	$Nil Exercisable / $Nil Unexercisable

Defined Benefit or Actuarial Plan Disclosure

We do not maintain a Defined Benefit or Actuarial Plan for our officers or directors.  Pursuant to his previous employment agreement with us, between the ages of 60 and 85, Tazdin Esmail will be entitled to receive an annual reward for tenure allowance of $65,000.  We have not set aside any of our assets to cover our obligation under the reward for tenure arrangement. At December 31, 2007, we have accrued $994 thousand in our consolidated financial statements towards our obligations under these arrangements. In addition, prior to his resignation as Chief Executive Officer, we purchased a whole life insurance policy on Mr. Esmail.

Compensation of Directors

In the fiscal year ended December 31, 2007, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.

Effective as of July 1, 2006, the independent directors (See below Independent Director Compensation Fiscal 2007) each receive an annual retainer of $20,000. In addition, the Chairman receives an additional $24,000 annually in respect of his services provided outside the committee meetings, the Chair of the Audit Committee receives an additional $8,000 annually in respect of his Audit Committee services provided outside the committee meetings, and all Committee Chairs receive an additional $2,500 annually in respect of their service as Chair. Annual retainers are paid quarterly for the period July 1 through June 30.  In addition to the annual retainer, the independent directors are compensated in cash in the amount of $2,000 per meeting for in-person attendance at board meetings; $2,000 per meeting for in-person attendance at board committee meetings; and $750 for meetings attended by phone.  The independent directors also receive, on an annual basis, options to purchase a minimum of 1,650 Common Shares of the Company, subject to the Board determining that such number of options is readily available under our then current stock option plan.

During the most recently completed financial year ended December 31, 2007, the independent Directors were granted the following options, earned the following Board and Board Committee meeting attendance fees, and were paid the following amounts as retainer, consulting fees and/or Audit Committee Service Fees:

INDEPENDENT DIRECTOR COMPENSATION FISCAL 2007

All shares under Options and Option Price are presented on a Pre-Arrangment Basis (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.).

Director	No. of Shares Under Option (Pre-Arrangement Basis)	Option Price (Pre-Arrangement Basis)	Option Expiry Date	Meeting Fees Paid	Retainer / Consulting Fees / Audit Committee Services Fees Paid
Buxton, Donald(1)	12,000	$0.82	31-March-2012	$21,250	$44,000
Dunne, Joe(1)	12,000	$0.82	31-March-2012	$23,500	$22,500
Kaushal, Nitin	12,000	$0.82	31-March-2012	$23,500	$30,500
Skuy, Percy(1)	12,000	$0.82	31-March-2012	$23,500	$22,500
Yang, Lily(1)	12,000	$0.82	31-March-2012	$20,500	$20,000

(1)

On April 12, 2007, Donald Buxton, Joe Dunne, Percy Skuy and Lily Yang were re-issued 15,000 options at a price of $ 1.00, expiring on March 31, 2012 in replacement of a like number of options which expired unexercised.

Directors’ & Officers’ Liability Insurance

We maintain directors’ and officers’ liability insurance coverage through a policy covering us and our subsidiaries, which has an annual aggregate policy limit of US$10,000,000, subject to a deductible of up to US$250,000 per loss.  This insurance provides coverage for indemnity payments made by us to our directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by us. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 26, 2008 to February 25, 2009) premiums aggregating US$230,000 are paid entirely by us.

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

Charles Butt acts as President and Chief Executive Officer of the Company.  The Employment Agreement entered into by the Company with Charles Butt, dated May 1, 2001, and subsequent Amending Agreements, provides for a base annual salary of $378,804 as of January 1, 2008, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination without cause, which includes a change of control of the Company (other than a hostile change of control), the severance payment is an amount equal to the aggregate of two times Mr. Butt’s annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, the severance payment is an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

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

The Employment Agreements of each of Laura Wessman and Jeff Motley provide for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 18 months’ salary in the event that such termination occurs at anytime on or after June 1, 2007.  The Employment Agreement of Mr. Goold provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 16 months’ salary, in the event that such termination occurs on or after October 1, 2007 and prior to October 1, 2008, and 18 months’ salary in the event that such termination occurs at anytime on or after October 1, 2008. The Employment Agreement of Dr. John Nestor provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 14 months’ salary in the event that such termination occurs on or after October 24, 2007 and prior to October 24, 2008, 16 months’ salary in the event that such termination occurs on or after October 24, 2008 and prior to October 24, 2009, and 18 months’ salary in the event that such termination occurs at anytime on or after October 24, 2009.

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

The payment of bonuses granted in respect of the 2007 financial year has been deferred until the Company’s first financing in 2008.

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

Mr. Kaushal has been a director of our Company and a member of our Audit Committee since September 2003.  Mr. Kaushal is also the Chair of our Audit Committee, and is a Chartered Accountant.  Our Board of Directors has determined that Mr. Kaushal satisfies the requirements of an audit committee financial expert pursuant to the criteria prescribed by the Securities and Exchange Commission (See Item 16A – Audit Committee Financial Expert). Since July 2005, Mr. Kaushal has been the Managing Director of Healthcare Investment Banking at Desjardins Securities in Toronto.  From January, 2005 until July 2005, Mr. Kaushal was an institutional salesperson with Orion Securities Inc. in Toronto, Ontario.  Previously, he was the Managing Director of McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, Ontario since 2001. Prior to this, Mr. Kaushal was a Managing Director at HSBC Securities in its Healthcare Group and a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also the Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto. Mr. Kaushal is a current member of the Board of Directors of Protox Therapeutics Inc., Victhom Human Bionics, Genizon Biosciences Inc. and a member of the Canadian Institute of Chartered Accountants.

Mr. Skuy has been a director of our Company since November 1997 and a member of our Audit Committee since 1998. Mr. Skuy is currently a Health Care consultant and had a 34-year career with Johnson & Johnson where he acquired experience in many aspects of the pharmaceutical business including financial and business administration, new product development, sales, marketing, research and development and executive management.  He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency.  Mr. Skuy is a pharmacist, and has been involved in the pharmaceutical and medical communities for many years.

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

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2007 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

Compensation Committee

Our remuneration committee, called our “Compensation Committee”, is comprised of Joe Dunne (Chair), Percy Skuy and Don Buxton.   The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually.  The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels.  All members of the Compensation Committee are independent directors.

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

As of December 31, 2007 we employed 27 full-time management, scientific and administrative employees situated in Vancouver, British Columbia, and 4 full-time management and scientific employees situated in La Jolla, California.

We are not a party to any collective bargaining agreement, and have no involvement with labor unions.  We also do not employ a significant number of temporary employees.

E.

Share Ownership

As of  March 28, 2008, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 31,920 common shares of the Company, being less than 1% of the issued and outstanding common shares of the Company.

Except as indicated in the footnotes below, as of March 28, 2008 the Directors and Named Executive Officers of the Company referred to in Item 6.B above held the following common shares and options to purchase common shares of the Company. All Shares Optioned Shares Owned and Exercise Price per Shares are presented on a Post-Arrangement Basis. (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.)

Named Executive Officers, Directors	Options			Shares Owned(1) Post-Arrangement Basis
	No. of Shares Optioned Post-Arrangement Basis	Exercise Price per Share Post-Arrangement Basis	Expiry Date
Charles A. Butt, President, CEO and Director	7,500	$8.00	17-Jan-12
	71,300	$8.00	31-March-12	5,587 common shares
Laura Wessman, Senior Vice President, Operations	5,000	$8.00	17-Jan-12	625 common shares
	23,400	$8.00	31-March-12
David Goold, Chief Financial Officer	5,000	$8.00	17-Jan-12	1,250 common shares
	7,000	$8.00	31-March-12
John Nestor, Chief Scientific Officer	6,000	$8.00	31-March-12	8,166 common shares
Jeff Motley, Vice-President, Marketing & Sales	3,750	$8.00	17-Jan-12	812 common shares
	18,735	$8.00	31-March-12
Donald Buxton, Director	1,500	$6.56	31-March-12	3,125 common shares
	14,400	$8.00	31-March-12
Percy Skuy, Director	1,500	$6.56	31-March-12	6,000 common shares
	14,400	$8.00	31-March-12
Joe Dunne, Director	1,500	$6.56	31-March-12	4,480 common shares
	13,725	$8.00	31-March-12
Nitin Kaushal, Director	1,500	$6.56	31-March-12	nil
	8,400	$8.00	31-March-12
Lily Yang, Director	1,500	$6.56	31-March-12	1,875 common shares
	10,800	$8.00	31-March-12
TOTAL	216,910

(1)

Shares owned are based on Insider Reports filed with Canadian Securities Regulatory Authorities.

Stock Option Plan and Total Outstanding Stock Options

On June 29, 2007, our new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”), was implemented.  The New Plan was initially approved by our Board of Directors on April 12, 2007 and was also approved by shareholders at our Annual General and Special Meeting held May 17, 2007.  The New Plan replaces our Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan.  It is intended to help us attract and retain personnel of the highest caliber by offering them an opportunity to share in any increase in value of our common shares resulting from their efforts. The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate.  Under the New Plan, the number of common shares which may be made subject to option at any time is up to 10% of the Company’s outstanding shares at such time.  Concurrently with the implementation of the New Plan, a number of options under the Old Plan with exercise prices of more than $1.00 ($8.00 on a Post-Arrangement Basis) were replaced with a lesser number of options under the New Plan, such new options each having an exercise price of $1.00 ($8.00 on a Post-Arrangement Basis) and an expiry date of March 31, 2012.  Options under the Old Plan having exercise prices of $1.00 ($8.00 on a Post-Arrangement Basis) or less remain in effect under the New Plan unamended.  The number of options outstanding under our New Plan as of February, 27, 2008, the date of the one for eight exchange, as described in the Plan of Arrangement, was 2,906,380. As a result of the one for eight option exchange as described in the Arrangement (see Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.), the number of options outstanding decreased from 2,906,380 to 363,296. These options entitled the holders to purchase a total of 363, 296 common shares exercisable at prices between $4.24 and $8.00 per share and have varying expiry dates.

ITEM 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

To the best of our knowledge, there are no current shareholders who beneficially own more than 5% of the outstanding common shares of the Company. From January 1, 2005 to March 28, 2008, significant changes in share ownership as filed on EDGAR were as follows:

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

2008

No changes in share ownership were filed on EDGAR.

The shareholders listed above held common shares of the Company which did not have different voting rights from any other common shares.

To the best of our knowledge, we are not directly owned or controlled by another corporation, foreign government, or any other natural or legal person severally or jointly.   We are not currently aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

United States Shareholders

Record Holders:  According to our register of shareholders, as of March 27, 2008, 44 registered shareholders (out of a total of 85, or 51.8%) had addresses in the United States, holding a combined 1,865,933 common shares (or 38.9%).

Record and Beneficial Holders:  Based on recent information provided by depository trust companies, clearing agencies and other intermediaries, approximately 51 % of our outstanding shares are held, of record and beneficially, by approximately 3,700 shareholders with addresses in the United States.

B.

Related Party Transactions

Nancy E. Glaister, Corporate Secretary and General Counsel, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provides legal services to us.  For the 12-month period ending December 31, 2007, Cawkell Brodie Glaister LLP billed us $204,000.  For the 12-month period ending December 31, 2006, Cawkell Brodie Glaister LLP billed us $229,000 ($246,000 for the year ended December 31, 2005) excluding GST, PST and disbursements, for legal services.

Until May 18, 2005, the Chair of the Audit Committee, Nitin Kaushal, received $1,000 for each non-meeting day during which he performed Audit Committee services. In the year ended December 31, 2005, we paid to Mr. Kaushal, a director of the Company, $6,000  for such services. Since then, fees for Mr. Kaushal’s additional duties as Audit Committee Chair have been included in his remuneration as such. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

In October 2006, we acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California, the terms of said acquisition being described in Item 4 – Information on the Company – A. History and Development of the Company –Acquisitions – TheraPei Pharmaceuticals, Inc.    The majority shareholder of TheraPei is Dr. John J. Nestor, who was appointed our Chief Scientific Officer on closing of the acquisition.   As such, Dr. Nestor is entitled to a majority of all future payments due in connection with the acquisition, and as well has rights under the Development Agreement.

ITEM 8

Financial Information

A.

Consolidated Statements and Other Financial Information

Attached to this Report are consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

Independent Registered Public Accounting Firm Auditors’ Report to the Shareholders

Consolidated Balance Sheets as at December 31, 2007 and 2006

Consolidated Statements of Operations Comprehensive Loss and Deficit for the fiscal years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements

Export Sales

Annual Export Sales by Product
(in thousands)

Sterol Ingredient
	2007	2006	2005
North America	4,360	3,451	3,374
Europe	3,272	1,724	630
Other	85	213	16

Finished Goods With Sterols
	2007	2006	2005
North America	-	-	-
Europe	1,130	728	-
Other	-	-	-

Annual Export Sales by Product
(percentage of total sales)

Sterol Ingredient
	2007	2006	2005
North America	49%	56%	84%
Europe	37%	28%	16%
Other	1%	3%	0%

Finished Goods With Sterols
	2007	2006	2005
North America	-	-	-
Europe	13%	12%	-
Other	-	-	-

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

NASDAQ Hearing

We do not currently meet NASDAQ’s Minimum Bid Price Requirement. We requested, and held, a hearing before The NASDAQ Listing Qualifications Panel in which we presented a plan for compliance.  The Panel granted our request for a conditional listing, or an “exception”, and we have until May 27, 2008 to regain compliance with the Minimum Bid Price Requirement.  In the event that we determine that it is advisable to seek approval for alternative measures to comply with the Minimum Bid Price Requirement, we will notify our shareholders in our information circular for our Annual General Meeting, expected to be issued in the latter half of April, 2008.  On or before June 12, 2008, we must notify the Panel and demonstrate compliance with the Minimum Bid Price Requirement.

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

B.

Significant Changes

Since December 31, 2007, the following significant events have occurred:

On January 22, 2008 we received a NASDAQ Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market. We requested a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination, which was held on March 20, 2008.  Based on the Panel’s approval to grant our request for a conditional listing, or an “exception”, we have until May 27, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement.  In the event that we determine that it may be advisable to seek approval for alternative measures to comply with the Minimum Bid Price Requirement, we will notify our shareholders in our information circular for our Annual General Meeting, expected to be issued in the latter half of April, 2008.  In such event, we may be able to extend the time within which we have to demonstrate compliance to June 12, 2008.

On February 27, 2008, we closed our Plan of Arrangement with Old Forbes.   See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc. above.  As a condition of implementing the Arrangement, Old Forbes reduced its stated capital by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated capital (as amended). After the reduction of the stated capital, Old Forbes’ stated capital was $2,567,000.

In March, 2008, we announced that Fiave of Italy, one of the country's premium dairy producers, has launched a yogurt drink containing Forbes' cholesterol-lowering ingredient, Reducol™.  We also announced that we have entered into collaboration with Max food ingredients GmbH, a member of the Uplegger food company GmbH group. Max food ingredients GmbH was formed for the purpose of selling Forbes' proprietary sterol ingredient, Reducol™, and has obtained exclusive rights for Germany, Austria and Switzerland.

On March 20, 2008, as part of our continuing reorganization plan, we announced that we have entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes (Forbes Medi-Tech Operations Inc., or "FMTO"). The Investor is to make an initial investment of $3 million in a convertible debenture of FMTO.  Completion of the transaction is subject to the satisfaction of certain conditions. Following completion of the transaction, Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.  See Item 4 - A. History and Development of the Company - Other Important Events Since January 1, 2007 - Non-Dilutive Financing.

ITEM 9

The Offer and Listing

Price History

The following tables set forth in Canadian dollars for the TSX tables and US dollars for the NASDAQ tables, for each of the periods indicated, the high and low closing market prices of our Common Shares on The Toronto Stock Exchange (TSX) and on NASDAQ.

As discussed above, (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.), in February, 2008 we undertook a one for eight reverse stock split, with an effective trading day of March 3, 2008. The following tables are presented on a Post-Arrangement Basis.  As of March 3, 2008, the trading symbol for our shares trading on NASDAQ changed from “FMTI” to "FMTID", - an interim symbol to denote the post-reverse split status. The trading symbol “FMI” for our shares trading on the TSX remained unchanged.

(a) For the five most recent full financial years: the annual high and low market prices;

TSX: FMI	$CDN	$CDN
Year	High	Low
2003	31.84	4.40
2004	88.40	16.80
2005	25.20	15.20
2006	25.04	6.72
2007	8.64	2.08

NASDAQ: FMTI / FMTID	$US	$US
Year	High	Low
2003	24.00	2.72
2004	66.80	13.04
2005	21.04	12.88
2006	21.44	5.76
2007	6.80	2.08

(b) For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

TSX: FMI	$CDN	$CDN
Year	High	Low
2006
Q1/06	25.04	15.92
Q2/06	24.40	17.76
Q3/06	19.20	15.92
Q4/06	22.88	6.72
2007
Q1/07	8.64	6.56
Q2/07	7.28	6.00
Q3/07	6.16	4.00
Q4/07	5.12	2.08

NASDAQ: FMTI / FMTID	$US	$US
Year	High	Low
2006
Q1/06	21.44	13.84
Q2/06	21.12	16.08
Q3/06	17.12	14.08
Q4/06	20.24	5.76
2007
Q1/07	6.80	5.60
Q2/07	6.56	5.68
Q3/07	5.92	4.00
Q4/07	5.20	2.08

(c) For the most recent six months: the high and low market prices for each month;

TSX: FMI	$CDN	$CDN
Month	High	Low
Sep-07	4.64	4.00
Oct-07	4.88	3.60
Nov-07	5.12	4.00
Dec-07	4.32	1.92
Jan-08	2.04	1.16
Feb-08	1.68	1.12

NASDAQ: FMTI / FMTID	$US	$US
Month	High	Low
Sep-07	4.48	4.00
Oct-07	5.04	3.60
Nov-07	5.20	4.00
Dec-07	4.32	2.08
Jan-08	2.00	1.28
Feb-08	1.20	1.68

Markets

The Common shares of the Company trade on The Toronto Stock Exchange under the symbol “FMI” and, as of March 3, 2008, the trading symbol for our shares trading on the NASDAQ Capital Market changed form "FMTI" to "FMTID", -- an interim symbol to denote the post-reverse split status.  We do not currently meet NASDAQ’s Minimum Bid Price Requirement.   See Item 4 - Information on the Company - A. History and Development of the Company - NASDAQ.

ITEM 10

Additional Information

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

NOTICE OF ARTICLES AND ARTICLES

Our Notice of Articles is on file with the British Columbia Registrar of Companies under incorporation number BC0813361.  The Notice of Articles and Articles do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

DIRECTORS

The number of directors of the Company is currently fixed at six (6).  A director of the Company is not required to hold shares issued by the Company.  Under the British Columbia Business Corporations Act, directors are not required to be a resident of British Columbia or Canada.  In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind,  not bankrupt, not convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless (i) the court orders otherwise; (ii) five years has elapsed since the expiration of the period set for suspension of the passing of sentence without a sentence having been passed, or the imposition of a fine, or the conclusion of the term of any imprisonment or the conclusion of the term of any probation period; and (iii) a pardon was granted or issued under the Criminal Records Act (Canada). Neither the Notice of Articles, the Articles, nor the British Columbia Business Corporations Act (the “Act”) impose any mandatory retirement requirements for directors.

A director or senior officer who is a party to, or who is a director or officer (or an individual acting in a similar capacity) of, or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company must disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the Act. However, a director or senior officer does not have a disclosable interest in a contract or transaction merely because:

•

both the Company and the other party are wholly owned subsidiaries of the same corporation;

•

the Company is a wholly owned subsidiary of the other party;

•

the other party is a wholly owned subsidiary of the company;

•

the director or senior officer is the sole shareholder of the Company or a corporation of which the Company is a wholly owned subsidiary;

•

security is granted by the Company for money loaned to, or obligations undertaken by the director or senior officer for the benefit of the Company or an affiliate;

•

the contract or transaction relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

•

the contract or transaction is for indemnity or insurance for director’s liability as permitted by the Act;

•

the director or senior officer is a guarantor to some or all of a loan to the Company; or

•

the contract or transaction is with an affiliate.

A director or senior officer who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any director's resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

The Board of Directors may, on behalf of the Company and without authorization of our shareholders:

•

borrow money upon the credit of the Company;

•

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company;

•

give a guarantee on behalf of the Company for the repayment of money or performance of any obligation of any person; and

•

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

These borrowing powers may be varied by our Articles, however, our Articles do not contain any restrictions on or variations of these borrowing powers.

Share Capitalization

Our Notice of Articles authorizes the issuance of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

COMMON SHARES

The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each common share held at all meetings of shareholders except general meetings at which only holders of a specified class of shares are entitled to vote. The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

Subject to the rights of the holders of the Preferred Shares, the Common Shares shall be entitled to a dividend from time to time as determined by the directors.

Subject to the rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Company whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property of the Company.

PREFERRED SHARES AS A CLASS

The Preferred Shares are issuable from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions:

1.

each series of Preferred Shares may consist of such number of shares as may before the issue thereof be fixed by resolution of the directors;

2.

the directors of the Company shall by resolution duly passed before the issue of any Preferred Shares of any series determine the special rights and restrictions attaching to the Preferred Shares of such series, including but without limiting or restricting the generality of the foregoing:

a.

the provision, if any, with respect to the rights of holders of such series to receive notice of and to attend and vote at any general meeting of the Company;

b.

the rights and obligations, if any, relating to the purchase or redemption by the Company of the Preferred Shares of such series and the consideration for and the terms and conditions of such purchase or redemption;

c.

the right, if any, to convert any Preferred Shares of such series into shares of another class;

d.

the terms and conditions of any share purchase plan or sinking fund; and

e.

the restrictions, if any, respecting payment of dividends on any shares ranking junior to the Preferred Shares.

The Preferred Shares shall rank on a parity with each other and with any other shares by their terms ranking equally therewith with respect to, on winding-up, repayment of the amount paid up on such shares of the Company, and shall rank prior to the Common Shares or any other shares ranking junior with respect to, on winding-up, repayment of the amount paid up on such shares.

Meetings of Shareholders

An annual meeting of shareholders is held at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year for the purpose of considering the financial statements presented to the meeting, any reports of the directors or auditor, setting or changing of the number of directors, election or appointment of directors, appointing an auditor, setting the remuneration of an auditor and for the business arising out of a report of the directors or transaction of other business as may be brought before the meeting not requiring the passing of a special resolution or an exceptional resolution. The Board has the power to call a special meeting of shareholders at any time.  The Board must call a general meeting of shareholders if requisitioned to do so by not less than holders of five percent of the issued shares of the company that carry the right to vote at a meeting, for the purpose stated in the shareholder requisition.

Notice of the date, time and location of each meeting of shareholders must be given not less than 21 days but not more than two months, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements, reports of the directors or auditor, setting or changing the number of directors, the election of directors and reappointment of the incumbent auditor, must state the general nature of the special business in sufficient detail to permit the shareholder to form a reasoned judgment on, must state the text of any special resolution to be submitted to the meeting, and must, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it, a copy of the document or state that a copy of the document will be available for inspection by shareholders at the Company’s records office or such other accessible location in British Columbia.

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

Limitations on Right to Own Securities

Neither Canadian law nor our Notice of Articles or Articles limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister on an annual basis (currently $295 million). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

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

Change of Control

There are no provisions of our Notice of Articles or our Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. Our Articles do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

Shareholder Rights Plan

On February 10, 1998, the Board of Directors adopted a Shareholders Rights Plan, which was confirmed by the shareholders at the annual meeting of the Company held on January 11, 1999.  Effective April 28, 2003, the Board of Directors amended and restated the Shareholder Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003 (the Shareholder Rights Plan, as so amended and restated, is hereinafter referred to as the “Rights Plan”).  The Rights Plan was amended and restated in order to take into account many of the terms of similar plans approved at the time by shareholders of other Canadian companies and the current expectations of major investors.   Our Rights Plan has been extended by our Board of Directors, subject to regulatory approval as required, beyond its latest expiry date to the next Annual General Meeting of Shareholders at which time shareholder approval will be sought to an updated, extended Plan.

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

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Takeover Bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The “permitted bid” concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board of Directors sufficient time to evaluate the Permitted Bid or Competing Permitted Bid.

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

Separation Time

The “Separation Time” is the Close of Business on the tenth Business Day following the earlier of:

(i)

the first date of public announcement (which for the purposes of this definition includes, without limitation, a report filed pursuant to securities laws of facts indicating that a Person has become an Acquiring Person;

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

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board of Directors having, an anti-take-over effect.  However, the power of the Board of Directors to issue additional Common Shares or preference shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

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

Pharmavite LLC

By an agreement dated January 1, 2006, the Company entered into a Reducol™ License & Supply Agreement with Pharmavite LLC.  Pursuant to the terms of the Agreement, Pharmavite must purchase a certain minimum quantity of Reducol™.  The contract terminates by its terms on June 30, 2008 and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.    Failure to renew the agreement would have a material adverse effect on our revenue.

Phyto-Source Supply Agreement

In February, 2006, we signed a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  For a further discussion of this agreement, see Item 4 - Information on the Company – A. History and Development of the Company – Dispositions.

Phyto-Source Sale Agreement

Pursuant to an agreement dated February, 2006, in March 2006 we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei. For a further description of this sale, see Item 4 Information on the Company – A. History and Development of the Company – Dispositions. In connection with the sale, we also entered into a Supply Agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of five years. (See Item 4 – Information on the Company – B. Business Overview – Manufacturing of Reducol™).

Forbes-Fayrefield

By an agreement dated June 19, 2006, we announced the signing of an agreement with Fayrefield to establish a new UK company for the purpose of expanding distribution of finished products containing Reducol™ in Europe.  For a further description of this transaction, see Item 4 - Information on the Company – A. History and Development of the Company – Acquisitions – Forbes-Fayrefield Joint Venture.

TheraPei Pharmaceuticals, Inc.

In October, 2006, we acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California, pursuant to an Agreement and Plan of Reorganization dated October 24, 2006 among us, Forbes Medi-Tech (Research) Inc., TheraPei Pharmaceuticals, Inc. and John J. Nestor, Jr. as stockholder representative.  In connection with the acquisition, we also entered into a Development Agreement among Forbes Medi-Tech (Research) Inc., TheraPei Pharmaceuticals Inc. and John J. Nestor Jr. as stockholder representative.   For a description of the transactions undertaken pursuant to these agreements, see Item 4 - Information on the Company – A. History and Development of the Company – Acquisitions – TheraPei Pharmaceuticals, Inc..

Plan of Arrangement

On February 27, 2008, we closed a Plan of Arrangement dated February 15, 2008, as amended.  On closing, among other things, the shareholders of Old Forbes exchanged eight of their existing common shares for one common share of New Forbes and holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes.  (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc).

Investment Agreement

On March 20, 2008, as part of our continuing reorganization plan, we announced that we have entered into an agreement (the “Investment Agreement”) with a private investor (the "Investor") to reorganize Old Forbes (Forbes Medi-Tech Operations Inc., or “FMTO"). The Investor is to make an initial investment of $3 million in a convertible debenture of FMTO.  Completion of the transaction is subject to the satisfaction of certain conditions. Following completion of the transaction, Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.  (See Item 4 - Information on the Company - A. History and Development of the Company - Other Important Events Since January 1, 2007 - Non-Dilutive Financing).

Management Contracts

We have entered into employment agreements with our senior executives.   For a description of these agreements, see Item 6 Directors, Senior Management and Employees – C. Board Practices – Service Contracts.

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

E.

Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the common shares of Forbes Medi-Tech Inc. (the “Common Shares”).

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Forbes generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Forbes is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

Forbes generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) Forbes is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if Forbes satisfies one or more of such requirements, Forbes will not be treated as a QFC if Forbes is a “passive foreign investment company” or “PFIC” (as defined below) for the taxable year during which Forbes pays a dividend or for the preceding taxable year.

As discussed below, Forbes does not believe that it constituted a PFIC for its taxable year ended December 31, 2006.  However, Forbes believes that it likely constituted a PFIC for the taxable year ended December 31, 2007, and based on current business plans and financial projections, Forbes expects that it will be a PFIC during the taxable period ending December 31, 2008.  Accordingly, Forbes does not anticipate that it will be a QFC.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.   (See more detailed discussion at “Foreign Tax Credit” below).

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

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of Forbes, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of Forbes, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which Forbes is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Forbes.

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

While there can be no assurance regarding the classification of Forbes as a PFIC, Forbes does not believe that it constituted a PFIC for its taxable year ended December 31, 2006.  However, Forbes believes that it likely constituted a PFIC for the taxable year ended December 31, 2007, and based on current business plans and financial projections, Forbes expects that it will be a PFIC during the taxable period ending on December 31, 2008.  Forbes has not made a determination regarding its PFIC status for all of its prior taxable years.  The determination of whether Forbes was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether Forbes will be a PFIC for the taxable year ending December 31, 2008 and each subsequent taxable year depends on the assets and income of Forbes over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by Forbes concerning its PFIC status or that Forbes will, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

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

Disposition of Common Shares

A Holder, who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together hold or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, a capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

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

Documents on Display

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the Commission’s Public Reference Room at One Station Place, 100 F Street NE, Washington, D.C., 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by the Company can be inspected at the offices of The NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators’ electronic filing system, SEDAR®, accessible at the web site http://www.sedar.com.

NASDAQ Corporate Governance

We are a foreign private issuer and our common shares are listed on The NASDAQ Capital Market (“NASDAQ”).  NASDAQ Rule 4350 (a)(1) permits a foreign private issuer to follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer shall: comply with Rules 4350(b)(1)(B), 4350(j) and 4350(m), have an audit committee that satisfies Rule 4350(d)(3), and ensure that such audit committee's members meet the independence requirement in Rule 4350(d)(2)(A)(ii). A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 shall disclose in its annual reports filed with the Commission each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

We do not follow Rule 4350(f) (shareholder quorum) but instead follow our home country practice, as described below.

Shareholder Meeting Quorum Requirement:  The NASDAQ minimum quorum requirement under Rule 4350(f) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock.  In addition, a company listed on NASDAQ is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles, which are effectively the bylaws of the Company.  A quorum for a meeting of shareholders of the Company is shareholders or proxyholders holding a percentage of the issued and outstanding shares entitled to be voted at the meeting of between 5 and 33 1/3 percent, such percentage to be determined by the directors prior to the meeting.  The directors have traditionally determined the percentage for shareholder meetings to be 5 percent.

The foregoing is consistent with the laws, customs and practices in Canada.

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The sales revenues for our current sales activities are based primarily on the U.S. dollar, and to a lesser degree on the European Union EURO. The Company does not engage in any foreign currency hedging activities. Assuming sterols revenues of between Cdn $9.75 to $10.5 million a 10 % point change in the Canadian/US exchange rate would increase revenue by approximately $0.85 million. A 10 % point change in the Canadian/ EURO exchange rate would change revenue by approximately $0.32 million.

A portion of our operating costs and product costs associated with our sales activities are based on U.S. dollars. Based on the assumptions for operating costs and sales activities in Item 5 – Operating and Financial Review and Prospects with the cost structure described therein, a 10 % point change in the Canadian/US exchange rate would change costs by approximately $1.1 million.

Interest Rate Risk

We do not have material floating rate debt obligations which may expose us to market risk.  The primary objective of our investment policy is the protection of principal, and accordingly we invest in overnight deposit accounts, saving accounts, or high-grade commercial paper and government securities with varying maturities, but typically less than 90 days. As it is our intent to hold these investments until maturity, we do not have a material exposure to interest rate risk.

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

PART II

ITEM 13

Defaults, Dividend, Averages and Delinquencies

Not applicable.

ITEM 14

Material Modifications of the Rights of Security Holders and Use of Proceeds

Effective February 9, 1998, the Company adopted a shareholder rights plan (the “Rights Plan”) to protect our shareholders from unfair, abusive or coercive take-over strategies. Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003.  The Rights Plan was amended and restated in order to take into account many of the terms of similar plans recently approved by shareholders of other Canadian companies and the current expectations of major investors.   The Rights Plan has been extended by our Board of Directors, subject to regulatory approval as required, beyond its latest expiry date to the next Annual General Meeting of Shareholders at which time shareholder approval will be sought to an updated, extended Plan.

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

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report is attached to the Consolidated Financial Statements.

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date and no material weaknesses were discovered.

Auditor Attestation on Internal Control over Financial Reporting

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “non-accelerated filer” as defined in Rule 12b-2 of the Exchange Act, we are not required to have our auditor provide an attestation on our management’s report on internal control over financial reporting until our annual report for the year ended December 31, 2008. The requirement to have our auditor provide an attestation on our management’s report on internal control over financial reporting may be extended beyond the year ended December 31, 2008, as a result of pending changes to SEC regulations.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s report in this Annual Report.

Changes in Internal Controls Over Financial Reporting

During fiscal 2007, there have been no changes in our internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16

Item 16A.

Audit Committee Financial Expert

Our Board of Directors has determined that Nitin Kaushal satisfies the requirements of an audit committee financial expert pursuant to the criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit Committee.  Our Board of Directors has determined that Mr. Kaushal meets the requirements for independence as currently in effect under the rules and requirements of The NASDAQ Capital Market and the Toronto Stock Exchange.

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

Item 16C.

Principal Accounting Fees And Services – Independent Auditors

The fees paid to our independent auditor, KPMG LLP for the years ended December 31, 2007 and December 31, 2006 are set forth below:

	Years ended December 31
	2007	2006
Audit	$172,355	$152,000
Audit-Related	Nil	Nil
Tax	17,894	6,000
All Other Fees	Nil	Nil
Total	$190,249	$158,000

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

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17

Financial Statements

Not applicable.

ITEM 18

Financial Statements

The Consolidated Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 20 to the Consolidated Financial Statements.

The Financial Statements and related schedules attached hereto are included in this Item and form part of this Report:

Independent Registered Public Accounting Firm Auditors’ Report to the Shareholders

Consolidated Balance Sheets as at December 31, 2007 and 2006

Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements

ITEM 19

Exhibits

Exhibit No.	Description
1.1(1)	Certificate of Name Change dated February 27, 2008
1.2(1)	Certificate of Incorporation dated January 10, 2008
1.3(1)	Articles of the Company dated January 10, 2008
1.4(2)	Court Order and Plan of Arrangement dated February 15, 2008
2.1(3)	Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003
2.2(6)	2007 Stock Option Plan
4.1*(4)	License Agreement with UBC (re: Phytosterols) dated July 4, 1995
4.10(5)	Separate Registration Rights Agreements dated October 25, 2004 between Forbes Medi-Tech Inc. and various purchasers of our Series B Convertible Preferred Shares
4.11(5)	Class D Warrant Certificates
4.12(3)	Settlement Agreement dated May 26, 2004 between Forbes Medi-Tech Inc., Tazdin Esmail and Vestco Enterprises Inc.
4.13(12)	Amended and Restated Employment Agreement with Charles Butt dated September 8, 2004
4.14(12)	Amended and Restated Employment Agreement with Jeff Motley dated January 1, 2005
4.15(12)	Amended and Restated Employment Agreement with Laura Wessman dated January 1, 2005
4.17*(11)	Employment Agreement with John Nestor dated October 25, 2006
4.18(12)	Amended and Restated Employment Agreement with David Goold dated January 1, 2006
4.20*(11)	Licence & Supply Agreement with Pharmavite LLC dated January 1, 2006
4.21*(11)	Supply Agreement with Phyto-Source dated January 1, 2006
4.22(7)	Agreement of Purchase and Sale with Chusei Oil Co. Ltd. dated March 2006
4.23(8)	Joint Venture Agreement establishing Forbes-Fayrefield Ltd. dated June 2006
4.24(13)	Agreement and Plan of Reorganization with TheraPei Pharmaceuticals, Inc. and John J. Nestor dated October 24, 2006
4.25*(9)	Investment Agreement dated March 19, 2008
8.1	List of Subsidiaries
12.1	Section 302 Certificate of Chief Executive Officer
12.2	Section 302 Certificate of Chief Financial Officer
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6 (10)	Code of Ethics
99.7	Audit Committee Charter

(1)   Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on March 6, 2008.

(2)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on February 28, 2008

(3)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 1, 2005.

(4)

Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended July 31, 2001.

(5)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on October 28, 2005 and the Company's Form 6-K's filed on November 23, 2005.

(6)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on July 5, 2007.

(7)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on February 24, 2006.

(8)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on June 21, 2006.

(9)

Incorporated herein by reference from the Company’s Form 6-K to be filed with the SEC on April 1, 2008.

(10)

Incorporated herein by reference from the Company’s Form 40-F filed with the SEC on April 3, 2006.

(11) Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended December 31, 2006 submitted to the SEC on April 4, 2007.

(12) Incorporated herein by reference from the Exhibits to the Amended Company’s Report on Form 20-F/A for the year ended December 31, 2006 submitted to the SEC on April 5, 2007.

(13) Incorporated herein by reference from the Company's Form 6-K Filed with the SEC on October 30, 2006.

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

Dated:   March 31, 2008

Exhibit 13.1

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 20-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Charles A. Butt, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008	By:	/s/ Charles A. Butt Charles A. Butt Chief Executive Officer (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Forbes Medi-Tech Inc. and will be retained by Forbes Medi-Tech Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 12.1

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

3.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

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

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: March 31, 2008	By:	/s/ Charles A. Butt Charles A. Butt Chief Executive Officer (Principal Executive Officer)

Exhibit 13.2

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Forbes Medi-Tech Inc. (the “Company”) on Form 20-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Goold, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008	By:	/s/ David Goold David Goold Chief Financial Officer (Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Forbes Medi-Tech Inc. and will be retained by Forbes Medi-Tech Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 12.2

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

3.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

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

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: March 31, 2008	By:	/s/ David Goold David Goold Chief Financial Officer (Principal Financial and Accounting Officer)

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)
FORBES MEDI-TECH INC.
Years ended December 31, 2007, 2006 and 2005

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

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" on page 15 of the December 31, 2007 Management‘s Discussion and Analysis.

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

“Charles A. Butt”	“David Goold”

CHARLES A. BUTT	DAVID GOOLD, CA
President and Chief Executive Officer	Chief Financial Officer

KPMG LLP	Telephone	(604)	691-3000
Chartered Accountants	Fax	(604)	691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Forbes Medi-Tech Inc.

We have audited the accompanying consolidated balance sheets of Forbes Medi-Tech Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forbes Medi-Tech Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 7, 2008, except for note 21 which is as of March 20, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

FORBES MEDI-TECH INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$5,234	$15,287
Accounts receivable (note 4)	1,277	1,546
Inventories (note 5)	5,317	6,093
Prepaid expenses and deposits	224	598
	12,052	23,524

Capital Assets (note 6)	387	552
Intangible and other assets (note 8)	512	944
Goodwill (note 9)	-	367

	$12,951	$25,387

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 10)	$2,294	$3,486
Income tax liability	31	539
Deferred revenues	-	58
Current portion tenure allowance payable(note 12(a))	54	-
	2,379	4,083

Long-term liabilities:
Tenure allowance (note 12(a))	940	954
	3,319	5,037

Shareholders’ equity:
Share capital (note 11(c))	101,027	100,994
Contributed surplus (note 11(b))	9,875	8,943
Deficit	(101,270)	(89,587)
	9,632	20,350

	$12,951	$25,387

Nature of operations and going concern (note 1)
Commitments and contractual obligations (notes 10, 12 and 18)
Related party transactions (notes 12(b) and 15)
Subsequent events (note 21)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Don Buxton”		“Nitin Kaushal”
	Director		Director

DON BUXTON		NITIN KAUSHAL

FORBES MEDI-TECH INC.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Revenue:
Sales	$8,847	$5,964	$3,867
Licensing	57	152	153
Phytosterol revenues	8,904	6,116	4,020
Interest and other	457	1,126	461
	9,361	7,242	4,481

Expenses:
Cost of sales	9,155	5,857	2,507
General and administrative	5,066	5,202	5,443
Research and development	3,469	9,634	10,994
Marketing, sales and product development	1,606	2,762	1,665
Foreign exchange loss	1,267	1,311	174
Depreciation and amortization	213	149	162
	20,776	24,915	20,945

Impairment charge for goodwill, intellectual property and capital assets (notes 6, 8(a) and 9)	759	-	-
Loss from continuing operations for the year before taxes	(12,174)	(17,673)	(16,464)

Current income tax recovery / (expense) (note 17(a))	491	(158)	-

Net loss from continuing operations for the year	(11,683)	(17,831)	(16,464)

Discontinued Operations (note 19)

Income from discontinued operations, net of income tax provision	-	29	3,658

Gain from disposal of discontinued operations, net of current income tax provision of $7,243 and future tax reduction of
$(845)	-	6,958	-

Net loss and comprehensive loss for the year	(11,683)	(10,844)	(12,806)

Deficit, beginning of year	(89,587)	(78,743)	(65,937)

Deficit, end of year	$(101,270)	$(89,587)	$(78,743)

Weighted average number of common shares outstanding (‘000)	38,407	37,400	34,058

Basic and diluted loss per share from continuing operations	$(0.30)	$(0.48)	$(0.48)

Basic and diluted income per share from discontinued operations	-	$0.00	$0.10

Basic and diluted gain per share from disposal of
discontinued operations	-	$0.19	-

Basic and diluted loss per share	$(0.30)	$(0.29)	$(0.38)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash provided by (used in):
Operations:
Net loss for the year	$(11,683)	$(10,844)	$(12,806)
Adjustment for:

Depreciation and amortization	213	149	162
Amortization of deferred license revenues	(57)	(115)	(151)
Impairment charge for goodwill, intellectual property and capital assets	759	-	-
Stock-based compensation	958	1,819	1,776
Amortization of capitalized financing fees	-	26	17
Accretion of interest	-	117	74
Loss (gain) on disposal of fixed assets	-	1	(9)
Income from discontinued operations, net of taxes	-	(29)	(3,658)
Gain on disposal of discontinued operations, net of taxes	-	(6,958)	-
Foreign exchange translation	-	-	(5)
	(9,810)	(15,834)	(14,600)
Net change in non-cash operating items (note 13)	(291)	(2,012)	(2,776)
Net cash used in continuing operations	(10,101)	(17,846)	(17,376)

Net cash (used in) provided by discontinued operations	-	(5,214)	7,180
	(10,101)	(23,060)	(10,196)

Investments:
Acquisition of property, plant and equipment	(99)	(174)	(315)
Proceeds from long-term note receivable	140	131	302
Proceeds on disposal of Phyto-Source manufacturingjoint venture	-	28,935	-
Acquisition of intangible/other assets	-	(436)	-
Acquisition of license	-	-	(11)
Proceeds on disposal of fixed assets	-	-	186
Short-term investments	-	-	6,018
Net cash invested by discontinued operations	-	-	(332)
	41	28,456	5,848
Financing:
Issuance of common shares	7	923	301
Issuance of preferred shares, net of share issue costs	-	-	6,221
Repayment of notes payable	-	-	(66)
Decrease in long-term liabilities from discontinued operations	-	(330)	(1,339)
	7	593	5,117

Increase / (decrease) in cash and cash equivalents	(10,053)	5,989	769

Cash and cash equivalents, beginning of year	15,287	9,298	8,529

Cash and cash equivalents, end of year	$5,234	$15,287	$9,298

Supplementary information (note 14)
See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

1 .	Nature of operations and going concern:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases. Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome, and Inflammatory Lung Disease. Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it. The Company has operations in the nutraceutical/functional food ingredient market in the USA, Europe and other international markets.

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

The Company’s management is considering all financing alternatives and is seeking to raise additional funds for operations from potential investors. In addition, the Company is looking at options for liquidating certain of the long-term assets as recognized in note 8, and at other non-dilutive financing options. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

The Company’s management believes sufficient financial resources exist to fund operations into the third quarter of 2008.

These consolidated financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and s

2 .	Changes in accounting standards:

Such adjustments could be material.

(a)	Current year adoption of new accounting standards:

Effective on January 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530") and Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855").

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

2 .	Changes in accounting standards (continued):

(a)	Current year adoption of new accounting standards (continued):

Section 1530 provides standards for the reporting and presentation of comprehensive income / (loss), which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income / (loss) refers to items recognized in comprehensive income / (loss) that are excluded from net income / (loss) calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair value. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. Loans and receivables, held to maturity investments and other financial liabilities are subsequently measured at amortized cost. As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and the tenure allowance have been classified as other financial liabilities, both of which are measured at amortized cost.

(b)	Future changes in accounting standards:

In June 2007, the CICA issued a new Handbook Section 3031, Inventories (Section 3031). In December 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863). These new standards become effective for the Company on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company is presently evaluating the impact of this new standard.

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. Specifically, it requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The standard also provides guidance on the cost formulas used to assign costs to inventories. This new standard will not have any significant impact on the consolidated financial statements of the Company.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

2 .	Changes in accounting standards (continued):

(b)	Future changes in accounting standards (continued):

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. The Company is presently evaluating the impact of this new standard.

3 .	Significant accounting policies:

(a)	Basis of consolidation:

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

Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using weighted average cost.

(d)	Capital and intangible assets:

Capital assets are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate

Office and laboratory equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	Lease term

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

3 .	Significant accounting policies (continued):

(d)	Capital and intangible assets (continued):

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

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

3 .	Significant accounting policies (continued):

(i)	Cost of sales, marketing and product development:

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

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received. During the year ended December 31, 2007, the Company received $20 (2006 – $169) of government assistance which has been offset against research and development expense.

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

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

3 .	Significant accounting policies (continued):

(n)	Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 12(d)) certain common shares of the Company may be issued at a future date contingent upon future sales. The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(o)	Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate their fair values due to their short terms to maturity The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

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

4 .	Accounts receivable:

	2007	2006

Trade receivables	$789	$1,172
Note receivable (note 8(b))	140	131
Other sales taxes recoverable	114	201
Other receivables	234	42

	$1,277	$1,546

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

5 .	Inventories:

	2007	2006

Raw materials, supplies and work in progress	$1,499	$3,514
Finished goods	3,818	2,579

	$5,317	$6,093

Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off to cost of sales. In the year ended December 31, 2007, $450 (2006-$350) was charged to cost of sales.

6 .	Capital assets:

		Accumulated	Net book
2007	Cost	amortization	value

Leasehold improvements	$209	$(209)	$0
Laboratory equipment	241	(71)	170
Office equipment	191	(107)	84
Computer equipment and software	326	(193)	133

	$967	$(580)	$387

		Accumulated	Net book
2006	Cost	amortization	value

Leasehold improvements	$208	$(90)	$118
Laboratory equipment	165	(42)	123
Office equipment	190	(64)	126
Computer equipment and software	305	(120)	185

	$868	$(316)	$552

Amortization expense amounted to $213 in the year ended December 31, 2007 (2006 - $149, 2005 - $162).

In January 2008, the Company reached an agreement to sublease a portion of its office space. At December 31, 2007, the Company recorded a charge of $93 to record the accelerated amortization of leasehold improvements relating to this space and certain office equipment that was disposed of related to the sublease to reflect a reasonable estimate of its estimated fair value as at that date. The fair value of this office equipment was determined based on the $1 of proceeds received from its sale in January 2008.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

7 .	Joint venture:

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

Forbes-Fayrefield has arranged a €300,000 line of credit to support the operations. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 4.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender. As at December 31, 2007, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in the venture operations:

	December 31	December 31
	2007	2006

Assets
Current assets	$261	$299
Office equipment	6	1

	$267	$300
Liabilities
Accounts payable, overdraft and accrued liabilities	$150	$248

Equity	$117	$52

	2007	2006

Earnings
Revenue	$1,130	$731
Cost of goods sold	995	668
Expenses	70	32

Net earnings	$65	$31

	2007	2006

Cash Flow
Operating activities	37	$(12)
Financing activities	-	(1)
Investing activities	(5)	21

Increase in cash flow	32	$8

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

8.	Intangible and other assets:

		Accumulated	Net book
2007	Cost	amortization	value

Intellectual property	$339	$(339)	$0
Other	46	(38)	8
	385	(377)	8

Note receivable, long-term portion (note 8(b))			99
Life insurance cash surrender value			389
Restricted cash funds in trust account			16

			$512

		Accumulated	Net book
2006	Cost	amortization	value

Intellectual property	$339	$(6)	$333
Other	46	(30)	16
	385	(36)	349
Note receivable, long-term portion (note 8(b))			239
Life insurance cash surrender value			356

			$944

Amortization expense amounted to $42 in the year ended December 31, 2007 (2006 - $7, 2005 - $10).

(a)	In light of the Company’s going concern issues, management reviewed the carrying value of its intangible assets recognized as part of the acquisition of TheraPei Pharmaceuticals, Inc. (note 12(b) and concluded that the carrying value of these intangible assets would not be recoverable. At December 31, 2007, the Company recorded an impairment charge of $299 to write down these intangible assets to reflect a reasonable estimate of its estimated fair value as at that date.

(b)	In August 2002, the Amqui pilot facility was sold to a third party for total consideration of $1,631. On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 repayable in one payment of $350 plus interest on May 2004, with the remainder paid by monthly installments beginning September 2002 and ending August 2009. As at December 31, 2007, a total amount of $239 (short-term $140; long-term $99) (December 31, 2006 – $370 (short-term $131; long-term $239)) remains outstanding.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

9.	Goodwill:

In light of the Company’s going concern issues, management reviewed the carrying value of its goodwill recognized on of the acquisition of TheraPei Pharmaceuticals, Inc. (note 12(b), and concluded that the carrying value would not be recoverable. At December 31, 2007, the Company recorded an impairment charge of $367 to write down the goodwill to reflect a reasonable estimate of its estimated fair value as at that date.

10.	Accounts payable and accrued liabilities:

	2007	2006

Trade payables	$1,368	$2,217
Other payables	535	1,269
Provision for loss on inventory purchase commitment	391	-

	$2,294	$3,486

In the year ended December 31, 2007, $391 (2006-$nil) was charged to cost of sales as a result of recognizing the provision for loss on purchase commitments for inventory.

11.	Share capital:

(a)	Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value and 50,000,000 preferred shares without par value. At the annual meeting held in May 2006, the shareholders approved a resolution increasing the authorized common shares from 200,000,000 to an unlimited number. Of the preferred shares, 10,000,000 have been designated the Series A Convertible Preferred Shares and 6,000 have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares in 2006.

(b)	Contributed surplus relating to:

	2007	2006
Surplus relating to stock compensation, warrants and
options associated with common shares (note 11(c))	$8,002	$7,070

Surplus relating to warrants associated with the Series
B Convertible Preferred Shares (note 11(d))	1,873	1,873
	$9,875	$8,943

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(c)	Common shares issued and allotted: (See subsequent events, note 21 (a))

			Contributed
	Share Capital		Surplus

	Number of
	Common	Amount	Amount
	Shares

Balance, December 31, 2004	33,908,395	$94,223	$4,171

Issued during the year upon:
Exercise of stock options for cash proceeds	214,200	301	-
Employee stock based compensation expense	-	-	1,767
Non-employee stock based compensation expense	-	-	9
Transfer from contributed surplus for options
exercised:
Employee stock-options	-	252	(252)
Non-employee stock-options	-	14	(14)
Balance, December 31, 2005	34,122,595	94,790	5,681

Issued during the year upon:
Exercise of stock options for cash proceeds	313,500	511	-
Exercise of warrants for cash proceeds	200,669	412	-
Exercise of warrants on a cashless basis	34,301	-	-
Employee stock based compensation expense	-	-	1,589
Non-employee stock based compensation expense	-	-	230
Transfer from contributed surplus for options
exercised:
Employee stock-options	-	354	(354)
Non-employee stock-options	-	76	(76)
Conversion of Series B Preferred Shares	3,636,363	4,938	-
Amortization of capitalized financing fees on
conversion of Series B Convertible Preferred Shares	-	(357)	-
Issuance of shares pursuant to purchase agreement	94,672	270	-
Balance, December 31, 2006	38,402,100	100,994	7,070

Issued during the year upon:
Exercise of stock options for cash proceeds	10,000	7	-
Employee stock based compensation expense	-	-	840
Non-employee stock based compensation expense	-	-	118
Transfer from contributed surplus for options
exercised:
Non-employee stock-options	-	26	(26)

Balance, December 31, 2007	38,412,100	$101,027	$8,002

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11. Share capital (continued):

(d)	Series B Convertible Preferred Shares issued and allotted:

	Number of	Liability	Equity	Contributed
	Preferred	Component	Component	Surplus
	Shares	(‘000’s Cdn$)	(‘000’s Cdn$)	(‘000’s Cdn$)

Balance, January 1, 2005	-	$-	$-	$-

Issued for cash	6,000	2,267	3,011	1,744

Share issue costs	-	-	(343)	(200)
Broker warrants	-	-	(187)	(109)
Fair value of broker warrants	-	-	-	438
Accretion of interest	-	74	-	-

Balance, December 31, 2005	6,000	2,341	2,481	1,873

Conversion to common shares	(6,000)	(2,458)	(2,481)	-
Accretion of interest	-	117	-	-
Balance, December 31, 2006
and 2007	-	-	-	1,873

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

Years ended December 31, 2007, 2006 and 2005

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

In the year ended December 31, 2006, all 6,000 Series B Convertible Preferred Shares were converted into 3,636,363 common shares. The carrying value of the liability portion was decreased by $2,341 to reflect the conversion of the shares. The interest accretion of the liability portion for the year was $117, and was charged to the statement of operations as interest expense. Also, the amortization of the capitalized financing fees for 2006, in the amount of $26, was charged to the statement of operations as financing fees. In addition, $357 of the capitalized financing fees was recognized as reduction in share capital resulting from the conversion of the 6,000 Series B Convertible Preferred Shares into common shares.

(e)	Share purchase warrants

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing. In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee. As at December 31, 2006, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares. The balance of warrants and brokers’ warrants expired on January 6, 2007.

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at December 31, 2007 and expire on October 26, 2010. (See subsequent events, note 21 (a))

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(f)	Option Plan:

On June 29, 2007, the Company implemented a new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”). The New Plan was initially approved by the Company’s Board of Directors on April 12, 2007 and was also approved by the Company’s shareholders at the Annual General and Special Meeting held May 17, 2007. The New Plan replaces the Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan. The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate. With the implementation of the New Plan, 3,801,625 options from the Old Plan, with exercise prices of more than $1.00 were replaced by 2,171,500 options under the New Plan and 1,510,575 of previously vested options were cancelled. These new options which have an exercise price of $1.00 and an expiry date of March 31, 2012, increased the stock option expense by $589. A total of 880,250 options from the Old Plan having exercise prices of $1.00 or less remain in effect under the New Plan unamended. The stock compensation expense relevant to these options amounted to $229.

Under the new 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At December 31, 2007, the Company could grant options for up to 3,841,210 common shares.

(g)	Outstanding Options:

The aggregate intrinsic values of all vested stock options outstanding at December 31, 2007, 2006 and 2005 were $nil, $8 and $584, respectively. The total fair value of stock options that vested during the year ended December 31, 2007, 2006 and 2005 were $362, $2,237 and $331, respectively. The weighted average grant-date “fair values” of stock options granted during the years ended December 31, 2007, 2006 and 2005 were $0.33, $1.06 and $1.21 per option, respectively. The total intrinsic values of the stock options exercised during the years ended December 31, 2007, 2006 and 2005 were $1, $340 and $224 respectively.

Stock options outstanding as at December 31, 2007: (See subsequent events, note 21 (a))

Range of Exercise prices	Options outstanding			Options exercisable
	Number outstanding at December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2007	Weighted average exercise price

$0.53 - $0.99	117,700	3.21	$0.77	98,300	$0.78
$1.00	2,823,800	4.22	$1.00	2,440,395	$1.00

	2,941,500	4.18	$0.99	2,538,695	$0.99

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(g)	Outstanding Options (continued):

Company's Stock Option Plan as at and changes for the years ended December 31, 2007, 2006 and 2005:

		Weighted
	Number of	Average
	Optioned	Exercise
	Shares	Price

Balance, December 31, 2004	4,290,975	$2.45

Options granted	1,421,500	2.35
Options exercised	(214,200)	1.40
Options forfeited	(605,567)	2.88
Balance, December 31, 2005	4,892,708	2.42

Options granted	965,000	2.53
Options exercised	(313,500)	1.63
Options forfeited	(972,583)	2.75
Balance, December 31, 2006	4,571,625	2.42

Options granted	711,500	1.00
Options exercised	-	-
Options forfeited	(601,250)	1.93

Balance, April 12, 2007	4,681,875	2.27
Options cancelled due to adoption of New Plan	(3,801,625)	2.51
Options issued on adoption of New Plan	2,171,500	1.00
Options granted	72,700	0.78
Options exercised	(10,000)	0.66
Options forfeited	(172,950)	2.24

Balance, December 31, 2007	2,941,500	$0.99

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(g)	Outstanding Options (continued):

A summary of the non-vested stock options as at and changes for the year ended December 31, 2007 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		Grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding,
beginning of year	4,571,625	$2.42	2.85		676,750	$0.73
Granted	711,500	1.00	4.11		481,500	0.43
Exercised	-	-	-		-	-
Forfeited	(601,250)	1.93	1.27		(102,500)	0.93
Vested	-	-	-		(303,375)	0.93
Outstanding,
End of Old Plan	4,681,875	2.27	2.30		752,375	0.44
Options cancelled due to
adoption of New Plan	(3,801,625)	2.51	2.04		(255,875)	0.45
Outstanding,
beginning of New Plan	880,250	1.23	3.42		496,500	0.43
Granted	2,244,200	0.99	4.25		149,020	0.29
Exercised	(10,000)	0.66	-		-	-
Forfeited	(172,950)	2.24	1.53		(25,786)	0.42
Vested					(216,929)	0.37
Outstanding at
December 31,2007	2,941,500	$0.99	4.18		402,805	$0.41
Options exercisable	2,538,695	$0.99	4.19	$ Nil	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on December 31, 2007 of $0.26 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(h)	Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2007, 2006 and 2005 is summarized below:

	2007	2006	2005
Employee stock-based compensation expense	$840	$1,589	$1,767
Non-employee stock-based compensation expense	118	230	9
	$958	$1,819	$1,776

For the years ended December 31, 2007, 2006 and 2005, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	2007	2006	2005

Research and development	$350	$821	$752
General and administrative	419	684	779
Marketing, sales and product development	189	314	245

	$958	$1,819	$1,776

At December 31, 2007 there is a balance of $111 of unamortized stock based compensation expense, which will be recognized over the next 24 months on a weighted-average basis.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	81%	60%	96%
Risk-free interest rate	4.5%	4.3%	3.5%
Expected lives	2 years	2 years	2 years

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(h)	Stock Based Compensation (continued):

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

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	92%	89%	102%
Risk-free interest rate	4.5%	4.1%	3.7%
Expected lives	4 years	4 years	4 years

(i)	Shareholder rights plan:

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

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

12.	Commitments, contractual obligations and contingencies (continued):

(a)	Tenure allowance (continued):

The Company is obligated to pay $65 per annum for 25 years beginning March 1, 2008. As at December 31, 2007 the current portion of the tenure allowance is $54 and the long-term is $940. As the tenure allowance has not been fully funded, the interest accretion expense on the allowance for the year ended December 31, 2007 is $49 (2006 – $(18)). The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

(b)	Acquisition of TheraPei Pharmaceuticals, Inc.:

In October 2006, Forbes acquired 100 percent of the outstanding common shares of TheraPei Pharmaceuticals, Inc. (“TheraPei”). The aggregate purchase price was $339 (US $300), including $69 of cash and common stock valued at $270. Dr. John Nestor, Forbes’ Chief Scientific Officer, was the majority shareholder of TheraPei and as such, received the majority of the acquisition consideration, and will receive the majority of any additional consideration paid.

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

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

12.	Commitments, contractual obligations and contingencies (continued):

(c)	Research agreements:

As at December 31, 2007, the Company had unrecorded future funding commitments under various research agreements totaling $190 (2006 – $221). These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

(d)	University of British Columbia:

By agreements with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione (“AD”) and Androstadienedione (“ADD”). Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and agreed to issue up to an additional 50,000 shares after the sale of any products derived from these technologies. In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5% .

(e)	Legal claims:

The Company is subject to a legal claim arising from a disagreement with a former employee. The Company analyzed the legal proceeding and allegations of this claim. The outcome of this proceeding is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

13.	Net change in non-cash operating items:

	2007	2006	2005

Accounts receivable	$269	$(377)	$(53)
Inventories	776	(4,828)	(1,258)
Prepaid expenses and deposits	374	2,153	(2,888)
Accounts payable and accrued liabilities	(1,192)	1,576	1,193
Deferred revenues	-	172	(193)
Current income tax liability	(508)	(647)	-
Increase (decrease) in tenure allowance	6	(61)	122
Other	(16)	-	301
	$(291)	$(2,012)	$(2,776)

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

14.	Supplementary cash flow information:

	2007	2006	2005

Supplementary cash flow information:
Interest paid	$3	$1	-
Interest paid- discontinued operations	-	18	$90
Income taxes paid	-	8,327	1,180
Non-cash financing and investing activities:
Conversion of preferred shares to common shares	-	4,581	-
Issuance of shares pursuant to purchase agreement	-	270	-
Fair value assigned to brokers’ warrants	-	-	438
Transfer from contributed surplus for options exercised	$26	$430	$266

15.	Related party transactions:

During the years ended December 31, 2007, 2006 and 2005, the Company paid or accrued to companies controlled by directors or officers:

	2007	2006	2005
Legal fees and share issue costs	$204	$229	$246
Consulting	-	-	6
	$204	$229	$252

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses and in intangible and other assets.

16.	Concentration of sales and segmented disclosure:

For the year ended December 31, 2007, the majority of the Company’s revenue was generated from four customers (year ended December 31, 2006 – four customers). Customer A accounted for 40% (2006 – 38%), Customer B accounted for 15% (2006 – 0%), Customer C accounted for 13% (2006 – 12%), and Customer D accounted for 10% (2006 – 0%) of revenue. 49% of sales are recorded in the USA, 50% of sales are recorded in Europe and the balance in Asia.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States and the European Union. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

As of December 31, 2007, 2006 and 2005, the Company’s long-lived assets used in continuing operations are primarily located in Canada.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

17.	Income taxes:

(a)	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense using a 34.12%, (2006 – 34.12%, 2005 – 34.85%) statutory rate is:

	2007	2006	2005

Income tax recovery at statutory rates	$(4,155)	$(6,027)	$(5,738)
Change in valuation allowance	(5,929)	5,032	3,973
Impact of substantially enacted income tax rate
on the valuation allowance	8,357	-	-
Permanent differences and other	1,236	1,153	1,765

Income tax expense	$(491)	$158	$-

(b)	The tax effects of temporary differences that give rise to significant components of the future income tax assets are presented below:

	2007	2006
Future tax assets:

Non-capital loss carry-forwards	$13,472	$16,279
Research and development expenditures	9,276	11,903
Property, plant and equipment and intangible assets	1,268	1,539
Share issue costs	132	315
Other	163	204
Total gross future tax assets	24,311	30,240

Valuation allowance	(24,311)	(30,240)

Total future tax assets	$-	$-

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

Years ended December 31, 2007, 2006 and 2005

17.	Income taxes (continued):

(b)	The tax effects of temporary differences (continued):

The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2007, no provisions have been made in the financial statements for any estimated tax liability.

The operations of the Company and related tax interpretations, regulations and legislation are continually changing. As a result, there are significant estimates required to compute income tax balances. As at December 31, 2007, the Company has scientific research and experimental development expenditures in the amount of $34,399 (2006 – $35,585) available for carry-forward indefinitely to reduce future Canadian taxable income. The Company also has approximately $7,097 (2006 – $7,689) of unclaimed investment tax credits available to reduce future Canadian income taxes otherwise payable. The Company also has non-capital losses in the amount of $48,226 (2006 – $47,376) available to offset future Canadian taxable income. The investment tax credits and Canadian non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
Year of expiry

2008	$265	$3,114
2009	-	1,687
2010	-	3,106
2014	-	4,476
2015	-	11,005
2019	990	-
2020	1,872	-
2021	2,483	-
2022	298	-
2023	187	-
2024	496	-
2025	506	-
2026	-	15,885
2027	-	8,953
	$7,097	$48,226

The Company has net operating loss carryforwards for U.S. federal and state income tax purposes of approximately $1,194 (US$1,105) which begin to expire in 2014. Due to the change in control of TheraPei Pharmaceuticals, Inc. during the year ended December 31, 2006 [note 12(b)], the future utilization of certain net operating loss carryforwards that were incurred by TheraPei Pharmaceuticals, Inc. prior to acquisition will be restricted and subject to annual limitations.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

18.	Lease commitments:

The Company is committed under operating lease agreements for premises and office equipment, for lease payments in the following amounts:

2008	418
2009	305
2010	299
2011	5
2012 and thereafter	-
$1,027

19.	Discontinued operations:

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto-Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006 and 2005.

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

The following tables reflect the Company’s proportionate share of the Phyto-Source operations for the years ended December 31, 2006 and 2005 are summarized below. The results for 2006 are from January 1, 2006 to March 14, 2006 (date of disposal).

Income from discontinued operations

	2006	2005
Revenue	$2,490	$16,525
Expenses
Cost of goods sold	1,564	7,874
General and administrative	193	900
Depreciation and amortization	287	1,639
	2,044	10,413
Net income before taxes	446	6,112
Current income tax	417	1,606
Future income tax	-	848
Income from discontinued operations	$29	$3,658
Gain on disposal of discontinued operations	$6,958	$-

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles:

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

The fair value of the non-employee stock options granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 11 (h).

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

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(a)	Stock-based compensation (continued):

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

2005

Net loss in accordance with United States GAAP,
as reported	$(11,062)
Deduct: Employee stock-based compensation expense
determined under the fair value method	(1,767)

Pro forma net loss	$(12,829)

Pro forma – basic and diluted net
loss per share	$(0.38)

(b)	Joint ventures:

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

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in its joint venture, in Forbes-Fayrefield, are disclosed in note 7.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(c)	Convertible preferred shares:

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

(e)	Impact of differences:

(i)	Consolidated statement of operations and comprehensive loss and deficit:

	2007	2006	2005

Net loss and comprehensive loss in accordance with
Canadian GAAP	$(11,683)	$(10,844)	$(12,806)
Difference in employee stock based
compensation (note 19(a))	-	-	1,767
Difference in interest accretion and amortization of
capitalized financing fee (notes 19(c) and (d))	-	(37)	(23)

Net loss and comprehensive loss in
accordance with United States GAAP	(11,683)	(10,881)	(11,062)
Deficit, beginning of year, United States GAAP	(86,234)	(75,353)	(64,291)

Deficit, end of year, United States GAAP	$(97,917)	$(86,234)	$(75,353)

Weighted average number of shares
outstanding	38,407,388	37,400,378	34,057,703

Basic and diluted loss per share	$(0.30)	$(0.29)	$(0.32)

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(e)	Impact of differences (continued):

(ii)	Consolidated balance sheet:

	2007		2006
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$12,052	$12,052	$23,524	$23,524
Capital assets	387	387	552	552

Intangible and other assets	512	512	1,311	1,311

Current and Long-term liabilities	3,319	3,319	5,037	5,037

Shareholders’ equity:
Common Shares	101,027	100,064	100,994	100,031
Contributed Surplus	9,875	7,485	8,943	6,553
Deficit	(101,270)	(97,917)	(89,587)	(86,234)

(f)	Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)	Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(ii)	Intangible assets:

The following table summarizes the estimated future amortization expenses as of December 31, 2007:

Year ending December 31

2008	$1
2009	1
2010	1
2011	1
2012	1
2013	1
Thereafter	2

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(f)	Other disclosures (continued):

(iii)	Other disclosure items:

	2007	2006	2005

Depreciation	$171	$142	$152
Amortization	42	7	10

Depreciation-discontinued operations	-	$151	$958
Amortization- discontinued operations	-	136	681

Operating lease expense	$339	$321	$526
Operating lease expense – discontinued operations	-	-	82

(iv)	Allowance for doubtful accounts:

The Company does not have any allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005.

(g)	Recent accounting pronouncements:

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”) entitled “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company evaluated all the tax positions in accordance with FIN 48 and determined no adjustment to the liability for unrecognized tax benefits; consequently no cumulative effect adjustment to the January 1, 2007 balance of retained earnings was required. The amount of liability for unrecognized tax benefits as of January 1, 2007 and December 31, 2007 is nil.

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties.

Tax years ranging from 2001 to 2007 remain subject to examination in Canada, United States, and the United Kingdom.

Prior to 2007, the Company determined its tax contingencies in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”). The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(g)	Recent accounting pronouncements (continued):

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

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS No. 159 effective January 1, 2008. The Company is currently assessing the impact of the adoption of SFAS No. 159.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

21.	Subsequent events:

a)	Plan of Arrangement

On February 14, 2008, at a Special General Meeting, the Company’s securityholders approved a Plan of Arrangement (“Arrangement”) and certain other resolutions as described below.

Each Shareholder of Forbes would exchange the common shares of Forbes Medi-Tech Inc. for common shares of a newly incorporated entity, 0813361 B.C. Ltd., (“Newco”) on the basis of one common share of Newco for between two and eight common shares of Forbes. The exchange ratio was to be determined by the Board of Directors of Forbes.

Each holder of an Option or Warrant would exchange the Option or Warrant for options or warrants to purchase a number of common shares of Newco equal to exchange ratio by which the number of common shares of Newco would be exchanged for the common shares of Forbes and at an exercise price that is a multiple of the existing exercise price equal to the number of common shares of Forbes that would exchanged for one common share of Newco. As a result of the Arrangement, Securityholders will hold common shares, options and warrants of Newco and Forbes will become a wholly owned subsidiary of Newco.

As of September 30, 2007, Forbes had a deficit of $98,460 and realizable assets with a value of approximately $15,936. In order to undertake the Arrangement, the Board of Directors proposed to reduce the stated capital of the Common shares by $98,460 so that, on the date of the Meeting, the realizable value of the assets of Forbes was greater than the aggregate of its liabilities and stated capital (as amended).

Under the Arrangement, Forbes became a wholly owned subsidiary of Newco, and Securityholders then held securities of Newco. It was considered desirable that Securityholders continue to hold their securities in an entity that has the same name as the entity in which they originally held their securities and that Forbes continue to be recognized in the business and financial markets by the same name. In order to effect the change of name of Newco to Forbes Medi-Tech Inc., Forbes first changed its name to “Forbes Medi-Tech Operations Inc.”

The determination date of the Arrangement was on February 26, 2008 and the Board of Directors determined that the exchange ratio would be on the basis of one common share of Newco for eight common shares of Forbes. After giving effect to the reorganization, the number of issued and outstanding common shares was reduced from 38,412,100 to approximately 4,801,512, the number of options outstanding reduced from 2,941,500 to 367,687, exercisable at prices between $4.24 and $8.00 per share and the number of warrants outstanding reduced from 2,072,727 to 259,091, exercisable at a price of US $16.48 per share.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

21.	Subsequent events (continued):

b)	Private investment

On March 20, 2008 the Company announced that had entered into an agreement with a private investor to reorganize Forbes Medi-Tech Operations Inc. (“FMTO”), a wholly-owned subsidiary of Forbes, (the entity as described in note 21 a) above.) The private investor is to make an investment of $3,000 in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, will then be transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. The transaction is expected to close on or before April 30, 2008. Completion of the transaction is subject to the satisfaction of certain conditions. Additionally, subject to certain conditions, the private investor has agreed that Forbes will receive a minimum of $800 within one year of completion of the transaction.

