Form 20-F
period 2008-12-31
Forbes Medi-Tech Inc.
filed 2009-04-02
CIK 1087477

i

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

Commission file number: 000-30076
FORBES MEDI-TECH INC. (Exact name of Registrant as specified in its charter)
British Columbia (Jurisdiction of incorporation or organization)
200 – 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T8 (Address of principal executive offices)

David Goold

200 – 750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

Telephone:  1-604-689-5899 Fax: 1-604-689-7641

 (Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Common Shares, without par value	Name of each exchange on which registered The NASDAQ Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

4,969,813 Common Shares as at December 31, 2008.

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

_______  Large accelerated filer

_______  Accelerated filer

    X         Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

________  U.S. GAAP

________  International Financial Reporting Standards as issued by the International Accounting Standards Board

    X            Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
_______ Item 17 X Item 18
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). _____ Yes X No

FORBES MEDI-TECH INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Forbes Medi-Tech Inc. is organized under the British Columbia Business Corporations Act. In this Annual Report, the “Company”, “Forbes”, “we”, “our” and “us” refer to Forbes Medi-Tech Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal corporate offices are located at Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number is (604) 689 – 5899.

Business of Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions.  A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower "LDL" cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements about Forbes Medi-Tech Inc., which are intended to be covered by the safe harbor for “forward-looking statements” provided by the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Any document that has been filed or will be filed with the Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (the “OSC”) or the British Columbia Securities Commission (the “BCSC”) also may include forward-looking statements and information. Other written or oral forward-looking statements and information have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements and information are statements and information that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking information as defined under applicable Canadian securities laws means “disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection”.  Forward-looking statements and information generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

v

The forward-looking statements and information in this Annual Report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•

uncertainty as to our ability to achieve the goals and satisfy assumptions of management;

•

our need to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds in 2009 and if we are unable to do so, we will need to consider additional strategic alternatives which may include asset sales, winding up,  liquidation or dissolution;

•

uncertainty as to our ability to continue operations, as indicated by the going concern qualification contained in our Independent Registered Public Accounting Firm’s Auditors’ Report to the Shareholders;

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

•

risks associated with our patents and other intellectual property;

•

the possibility that we will pursue additional development projects or other business opportunities;

•

the risk that our common shares may be de-listed from The NASDAQ Capital Market unless we satisfy the US$1.00 Minimum Bid Price Requirement by December 21, 2009;

•

the risk that our common shares may be de-listed from the Toronto Stock Exchange (“TSX”) unless we satisfy the TSX minimum market capitalization requirement by August 12, 2009;

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

Our actual results, performance or achievements could differ significantly from those expressed in, or implied by, our forward-looking statements and information. Accordingly, we cannot assure that any of the events anticipated by our forward-looking statements and information will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of our management at the time they are made, and we do not assume any obligation, except as required by law, to update our forward-looking statements or information if those beliefs, assumptions, opinions, or expectations, or other circumstances, should change.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Glossary of Terms

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

Board	The Board of Directors of the Company
Canadian GAAP	Generally accepted accounting principles in Canada.
cardiovascular disease	A disease of the heart or arteries supplying the heart or other organs.
cGMP	Current Good Manufacturing Practices - manufacturing practices for drugs and/or foods as set out in the regulations of the United States, Canada and other countries.
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
Development Agreement

In October 2006, Forbes acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California (now Forbes Medi-Tech (Research) Inc,). As part of the acquisition of TheraPei, Forbes entered into a development agreement which provides for the continuing development of one lead compound from each of two principal platforms acquired through TheraPei. See Item 4 - Information on the Company - A. History and Development of the Company – Acquisitions Since January 1, 2006 - Forbes Medi-Tech (Research) Inc.

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
Forbes–Fayrefield

Forbes-Fayrefield Ltd.  We have a 51% interest in Forbes Fayrefield Ltd. for an initial investment of £10,200, and Fayrefield has the remaining 49% interest for an initial investment of £9,800.  The Board of Directors of FFL consists of an equal number of nominees of Forbes and of Fayrefield.

Old Forbes or Forbes Operations or FMTO	Forbes Medi-Tech Operations Inc., a former wholly-owned subsidiary of Forbes. See Item 4 -- Information on the Company – A. History and Development of the Company – Forbes Medi-Tech Inc.
Forbes Research	Forbes Medi-Tech (Research) Inc., a wholly-owned subsidiary of Forbes USA.
Forbes USA	Forbes Medi-Tech (USA) Inc., a wholly-owned subsidiary of Forbes Operations.
Functional Foods	Conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease.
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
New Forbes

Forbes Medi-Tech Inc., incorporated pursuant to the British Columbia Business Corporations Act effective January 10, 2008 under the name 0813361 B.C. Ltd., and subsequently changed its name to Forbes Medi-Tech Inc. effective February 27, 2008.  See Item 4 -- Information on the Company – A. History and Development of the Company – Forbes Medi-Tech Inc.

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

Pharmavite	Pharmavite LLC of California.
Phyto-Source, or Phyto-Source LP	Phyto-Source LP, a Texas limited partnership. See Item 4 Information on the Company – A. History and Development of the Company – Dispositions Since January 1, 2006.
phytosterols

A class of natural products bearing a common tetracyclic carbon structure. Found in plants, where they serve functions as constituents of cell membranes (e.g. sitosterol, sitostanol, campesterol, campestanol and stigmasterol).

Plan of Reorganization	The Plan of Reorganization described under Item 4 – Information on the Company – A. History and Development of the Company – Forbes Medi-Tech Inc.
Post-Arrangement Basis

This term refers to our common shares after giving effect to the one for eight reverse stock split pursuant to the Plan of Arrangement.   See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.

Pre-Arrangement Basis

This term refers to our common shares before giving effect to the one for eight reverse stock split pursuant to the Plan of Arrangement.  See Item 4 - Information on the Company - A. History and Development of the Company.

Reducol™	A unique blend of phytosterols and phytostanols, sold as a food and dietary supplement ingredient. See Item 4 – Information on the Company – B. Business Overview – Reducol™.
Rights Plan	Amended and Restated Shareholder Rights Plan Agreement made as of April 22, 2008 between Forbes and Computershare Investor Services Inc.

x

Staff Determination	NASDAQ Staff Determination. See Item 3 – Key Information – D. Risk Factors – Stock Exchange Minimum Listing Requirements.
stanols	Hydrogenated sterols.
sterols	An abbreviated name for “phytosterols”.
Tall Oil License	A license of certain laboratory level phytosterol extraction technology developed at UBC. See Item 4 – Information on the Company – B. Business Overview – Technology Licenses Granted to the Company.
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

TheraPei

TheraPei Pharmaceuticals, Inc., of San Diego, California, acquired by Forbes in October 2006 and renamed Forbes Medi-Tech (Research), Inc.  See Item 4 – Information on the Company – A. History and Development of the Company – Dispositions Since January 1, 2006.

therapeutic	For treating a disease.
toxicity	The quality of being poisonous.
triglycerides

A dietary fat transported in blood as fatty acid esters of the alcohol glycerol.  Triglycerides are carried through the blood stream to the tissues where released fatty acids serve as a source of energy. Dietary fat is the primary source of triglycerides.

UBC	University of British Columbia located in Vancouver, British Columbia, Canada.
up-scaling	Taking a small scale laboratory-scale biological or chemical process and increasing its physical scale.
US	United States of America.
TheraPei Stockholders	TheraPei selling shareholders. See Item 4 – Information on the Company – A. History and Development of the Company – Dispositions Since January 1, 2006

PART I

ITEM 1

Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2

Offer Statistics and Expected Timetable

 Not Applicable.

ITEM 3

Key Information

A.

Selected Financial Data

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For reconciliation to accounting principles generally accepted in the United States see Note 25 to the consolidated financial statements for the year ended December 31, 2008, and the years ended December 31, 2007 and 2006.  The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report.  The selected financial data is expressed in Canadian dollars.

Canadian GAAP unless otherwise noted	Year ended	Year ended	Year ended	Year ended	Year ended
(Expressed in '000's , except per share information)	31-Dec-08	31-Dec-07	31-Dec-06	31-Dec-05	31-Dec-04

Phytosterol revenues	$7,844	$8,904	$6,115	$4,020	$2,620

Loss from continuing operations	(7,342)	(10,098)	(11,969)	(8,765)	(9,403)

Other income (expenses)	169	364	1,126	461	374

Current income tax recovery (expense)	(17)	492	(158)	–	–

Net loss from continuing operations	$(7,190)	$(9,242)	$(11,001)	$(8,304)	$(9,029)

(Loss) / income from discontinued operations, net of tax expense	(463)	(2,441)	158	(4,502)	1,015

Net loss and comprehensive loss for year	$(7,653)	$(11,683)	$(10,843)	$(12,806)	$(8,014)

Net Loss and comprehensive loss in accordance with US GAAP	$(7,358)	$(11,683)	$(10,881)	$(11,062)	$(6,061)

Weighted average number of shares used to calculate (loss) income per share	4,865	4,801	4,675	4,257	3,993

Loss per share from continuing operations

Basic and diluted	$(1.48)	$(1.92)	$(2.35)	$(1.95)	$(2.26)
(Loss) / Income per share from discontinued operations

Basic and diluted	$(0.09)	$(0.51)	$0.03	$(1.06)	$0.25
Net loss per share
Basic and diluted	$(1.57)	$(2.43)	$(2.32)	$(3.01)	$(2.01)

Basic and diluted loss per share in accordance with US GAAP	$(1.51)	$(2.43)	$(2.33)	$(2.60)	$(1.52)

Total assets

Canadian GAAP	$9,216	$12,951	$25,387	$35,975	$38,589
US GAAP	9,216	12,951	25,387	36,485	38,589

Total Liabilities

Canadian GAAP	$6,531	$3,319	$5,037	$7,552	$6,132
US GAAP	6,635	3,319	5,037	7,552	6,132

Equity component of subsidiary’s convertible debenture

Canadian GAAP	399	–	–	–	–
US GAAP	–	–	–	–	–

Liability component of preferred shares

Canadian GAAP	–	–	–	$2,341	–
US GAAP	–	–	–	2,268	–

Shareholders Equity- Canadian GAAP

Common shares	$2,721	$101,027	$100,994	$94,790	$94,223
Contributed surplus	10,027	9,875	8,943	7,554	4,171
Equity component of preferred shares	–	–	–	2,481	–
Deficit	(10,462)	(101,270)	(89,587)	(78,743)	(65,937)

Shareholders Equity- US GAAP

Common shares	100,218	100,064	$100,031	$93,827	$93,512
Contributed surplus	7,637	7,485	6,553	5,710	3,236
Equity component of preferred shares	–	–	–	2,481	–
Deficit	(105,274)	(97,917)	(86,234)	(75,353)	(64,291)

Currency Exchange Rates

Our accounts are maintained in Canadian dollars. In this Annual Report all currency references are expressed in Canadian dollars ($) unless otherwise indicated. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the conversion of Canadian dollars into United States dollars, based on the Bank of Canada nominal noon buying rate.  The noon buying rate on March 30, 2009 as reported by the Bank of Canada for the purchase of one United States dollar with Canadian Dollars was Cdn$1.2590 (US$1.00 = Cdn$1.2590).

US Dollars per Canadian Dollar

Fiscal Year Ended December 31
	2008	2007	2006	2005	2004
Average for period	0.9381	0.9309	0.8818	0.8254	0.7682
End of period	0.8170	1.0120	0.8582	0.8579	0.8310

US Dollars per Canadian Dollar

	February 2009	January 2009	December 2008	November 2008	October 2008	September 2008
Low for the Month	0.7868	0.7844	0.7710	0.7782	0.7728	0.9262
High for the Month	0.8203	0.8459	0.8360	0.8694	0.9428	0.9673

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Note Applicable.

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

The following summarizes what we believe are the major risks and uncertainties we currently face:

General Corporate Risks

Need for Additional Funds / M&A Transaction    We will need to obtain additional financing, or a suitable merger, acquisition or other strategic combination transaction (an “M&A transaction”), by the end of 2009 in order to carry on our business as a going concern.  We believe our capital resources are adequate to fund operations into the fourth quarter of fiscal 2009.  This belief is based on a number of factors and assumptions, and include the assumption that our expenditures will not exceed those currently planned, that we will receive the $800,000 Additional Funding as anticipated, that there will be no material change to our relationships with our four largest customers, and our revenues for 2009 will meet or exceed our expectations.  There can be no assurance that such assumptions and factors will be realized or met. In order to continue operations through and beyond the fourth quarter of 2009, and to minimize risks to our operations in the meantime should any of our assumptions fail to be realized, we will need to undertake a suitable M&A transaction, or obtain additional financing.  We have no external sources of liquidity such as lines of credit (excluding the line of credit in Forbes-Fayrefield, which is restricted to use by that entity).  While management is considering all financing alternatives and is seeking to raise additional funds for operations from potential investors, there is no assurance that such funding will be available or obtained on favorable terms. The market for both debt and equity financings for companies such as ours has always been challenging.  We are also continuing to focus our efforts on obtaining a suitable M&A transaction.  Our future operations are completely dependent upon our ability to complete a suitable M&A transaction and/or secure additional funds.  If we cannot complete one or more of these, we will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation. The above matters raise substantial doubt about our ability to continue to operate as currently structured.

Going Concern  Our financial statements are prepared on a going concern basis, which assumes that we will continue in operation throughout 2009 and into the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business.  Our financial statements do not include any adjustments related to the recovery of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. The Report Of Independent Registered Public Accounting Firm attached contains a going concern emphasis paragraph.

We have a History of Losses   We have a history of losses, including a net loss from continuing operations of $7,190,000 for the financial year ended 2008. For the fiscal year ended December 31, 2007, we reported a net loss from continuing operations of $9,242,000, for the financial year ended 2006, we reported a net loss from continuing operations of $11,001,000.  We anticipate that we will continue to incur losses during fiscal 2009 and that we will not reach profitability until further successful and profitable commercialization of our products, which is not assured.  Even if we do reach profitability, the initial losses incurred by us may never be recovered.

Future Revenues and Profitability are Uncertain  Our financial results may fluctuate, and our future revenue and profitability are uncertain.  Our ability to achieve and maintain profitability in the foreseeable future depends on our ability to increase sales of our products and control costs.  Because the majority of our sales are of a nutraceutical ingredient, we need to work with potential customers in their development of their own new product to include our ingredient.  There can be no assurance that our product development work with potential customers will reach the stage of successful development and launch of new products or that any such products will achieve market acceptance.

Our future revenue is also dependent upon fulfillment of contractual obligations by third parties, including fulfilling payment terms and meeting forecasted purchase requirements by buyers of our products and assets.  There can be no assurance that our revenue expectations for the current fiscal year will be achieved.

Global Economic Downturn  The current credit crisis and general global economic downturn may have a negative effect on demand by consumers and others for functional foods and dietary supplements, which would in turn have a negative affect on the markets for our products.  Such a negative effect could reduce our future revenues from sales of ReducolTM and other phytosterol products.  Additionally, the current credit crisis has affected the availability and terms of debt and equity financings.  We are dependent upon completion of a M&A Transaction or obtaining additional financing to continue as a going concern.  Under current market conditions we may not be able to obtain financing an acceptable terms, or at all.

Need for Growth and / or Merger & Acquisition Opportunities  We intend to expand our sales of Reducol™ and other value-added products, and to diversify our product line with new types of nutraceutical products, however, there is no assurance that our resources will be able to adequately respond to support such growth or that there will exist a demand for such growth by our current and proposed customers.   We also intend to build a strong nutraceutical base through merger and acquisition opportunities, which may not materialize.

Dependence upon Key Personnel  Our key management employees include Charles Butt, Chief Executive Officer and President; David Goold, Chief Financial Officer, and Laura Wessman, Senior Vice President, Operations. These key management employees are primarily responsible for our day to day operations, and we believe our ability to continue operations, increase sales, and complete a suitable M&A transaction or secure additional financing will depend, in large part, upon our ability to retain them and to attract and retain additional highly qualified management personnel.  Our employment agreements with our key management employees permit such employees to terminate their employment on three months’ notice, in the case of Charles Butt, otherwise on thirty days’ notice. If we lose the services of any our key personnel, we may be unable to replace them, which could have a material adverse effect on our business, financial condition, and ability to continue.

Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of companies such as ours have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, announcements of competing or new products by our competitors, clinical study results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety and efficacy of our products or those of our customers or competitors in the phytosterol market and general market conditions, delay in achieving or failure to achieve our previously announced milestones or goals, can have an adverse effect on the market price of our shares. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price. Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.  As a result of the volatility of our stock price, we do not currently meet the minimum listing requirements on The NASDAQ Capital Market or The Toronto Stock Exchange, and our shares may be de-listed from The NASDAQ Capital Market on or about December 21, 2009, and from the Toronto Stock Exchange on or about August 12, 2009.  De-listing of us or our shares from either exchange could, and de-listing of our shares from both exchanges would, have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in shares of the Company.

Our common share price has been, and is likely to continue to be, volatile.

Stock Exchange Minimum Listing Requirements

NASDAQ

Our Common Shares are currently listed on the Toronto Stock Exchange and The NASDAQ Capital Market.  On January 22, 2008 we received a NASDAQ Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the US$1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market.  We requested and had a hearing before a NASDAQ Hearings Panel to review the Staff Determination, in which we presented a plan for compliance.  The Panel granted our request for conditional listing, or an “exception” and we had until May 27, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement.   The NASDAQ Hearings Panel granted the Company an extension through June 30, 2008, to demonstrate compliance with the Minimum Bid Price Requirement.  On June 17, 2008  the Company announced that it had demonstrated compliance with NASDAQ’s Minimum Bid Price Requirement, as evidenced by a closing bid price of $1.00 or more for a minimum of ten consecutive trading days. Accordingly, the NASDAQ Hearings Panel determined that the Company’s shares would continue, at that time, to be listed on The NASDAQ Capital Market.

On September 19, 2008 the Company received a NASDAQ Staff Deficiency Letter indicating that the bid price for its common stock had closed below the minimum of US$1.00 per share for the last 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). NASDAQ provided Forbes with 180 calendar days, or until March 18, 2009, to regain compliance with this rule.

In October 2008, NASDAQ decided to temporarily suspend enforcement of the bid price and market value of publicly held share requirements, given the extraordinary current market conditions, and in January 2009, decided to extend such suspension.  A second extension was announced by NASDAQ on March 23, 2009, with the result that our compliance deadline is now December 21, 2009.  As a result, Forbes now has until December 21, 2009 to regain compliance with the Minimum Bid Price Requirement.

Compliance with the Minimum Bid Price Requirement is normally demonstrated if the closing bid price for our common shares on The NASDAQ Capital Market is not less than US$1.00 for ten consecutive trading days.   Depending upon the particular facts and circumstances, the NASDAQ Hearing Panel may, in its discretion, require that we evidence a bid price of at least $1.00 per share for a period in excess of ten consecutive trading days before determining that we have complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the Minimum Bid Price Requirement.  Failure to demonstrate compliance with the Minimum Bid Price Requirement within the appropriate time allowed will result in our shares being de-listed from The NASDAQ Capital Market.

The Toronto Stock Exchange

On January 14, 2009, we announced that we had received notice from the Toronto Stock Exchange indicating that it is reviewing the eligibility of our common shares for continued listing on the TSX. The delisting review announced by the TSX relates to our market capitalization, which has fallen below the designated TSX threshold. Pursuant to the TSX's Remedial Review Process, Forbes has been given 210 days – until August 12, 2009 – to regain compliance with the TSX continued listing requirements.  Failure to regain compliance within the time allowed will result in our shares being de-listed from the TSX.

De-listing

De-listing of us or our shares from either NASDAQ or the TSX, or both, would likely have a negative effect on the liquidity of our shares, on the ability of a shareholder to trade in our shares, and on our ability to raise equity financing, which could have a material adverse effect on our financial condition and our ability to continue.

Anti-Takeover Provisions  On February 9, 1998, our board of directors (the “Board of Directors”) adopted a shareholder rights plan which was amended and restated by our board of directors on April 28, 2003 (the “Rights Plan”).  In December 2007, the Board of Directors extended the Rights Plan beyond its scheduled expiry date of February 9, 2008 to the next annual general meeting of the Company and, effective April 22, 2008, the Board of Directors further amended, extended and restated the Rights Plan.  The Rights Plan as so amended, extended and restated was adopted by our shareholders at our Annual General Meeting on May 21, 2008.  The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of our shareholders. The Rights Plan is designed to give our Board of Directors time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer for Forbes. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of Forbes without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our common shares.

Directors’ and Officers’ Indemnity  We have entered into agreements pursuant to which we will indemnify our directors and officers for any claims made against them while acting in their capacity as such, which may adversely affect our finances.

OPERATIONAL RISKS

Dependence Upon a Few Customers and Products  During the year ended December 31, 2008, we had phytosterol revenues of $7,844,000, most of which was revenue from sales with a small portion ($4,000) attributable to licensing revenues.  Most of our revenue was earned from sales of phytosterols to four customers.  We anticipate that we will be dependent on these customers for most of our revenues for the fiscal year ending December 31, 2009.  Any material change in the relationship with such customers or in the demand for our phytosterol products will have a material effect on our business and results of operations. Our contract for the sale of Reducol™ to Pharmavite will end in June, 2009, and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  While we have not received any non-renewal notice to date, there can be no assurance that this contract will be renewed.  Failure to renew or otherwise extend this contract will have a material adverse effect on our product sales and revenue, and on the sustainability of our operations and ability to continue.  In addition, our product line is currently limited to Reducol™ and other phytosterol products as cholesterol-lowering ingredients or products.    Any decreases in consumer demand in Europe or lack of increase in consumer demand, particularly in the U.S., for phytosterol-containing consumer products, whether due to general economic market conditions, a change in public perception about nutraceuticals in general or phytosterol-containing products in particular, or other factors, would also have a material adverse on our product sales and revenue, and on the sustainability of our operations and ability to continue.

Competition  The markets for nutraceutical ingredients and products are competitive and, as a result, we face competition from several different sources, including nutraceutical, food and dietary supplement companies and manufacturers.

 In the functional foods market, our products compete with the products of, among others, Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. These companies are more established, benefit from greater name recognition and have  greater resources than we do.  In addition, many of our competitors have greater experience in undertaking research and preclinical studies and human clinical studies on, obtaining regulatory approvals for, and manufacturing, distributing and marketing, new nutraceutical products. In addition, there are several other companies and products with which we may compete from time to time, and which may have better and larger resources than we do.  Accordingly, our competitors may succeed in commercializing and marketing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

We anticipate that we will face increased competition in the future as new products enter the market. There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed or sold by us. Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

The dietary supplement market is very competitive as well as highly fragmented due to the diverse nature of the supplements available. According to the Nutrition Business Journal, dietary supplement manufacturers include companies such as Royal Numico, Wyeth, Bayer and Bristol Myers Squibb/Mead Johnson.

Risks Related to Strategic Relationships  We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers.    The breakdown of our relationships with our strategic partners may have a negative effect our future revenues and business, and such negative effect could be material.   However, in the case of Phyto-Source, we believe that in the event that Phyto-Source were unable to provide us with required supplies, we have the technology and resources to engage another potential supplier in a timely manner and to use then existing inventories to support our product sales.

Manufacturing Risks     We have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, up-scaling experiments, and commercial production.  We may not be able to obtain contract manufacturers to produce a sufficient quantity or quality of our products to conduct our clinical studies, product formulation work, up-scaling experiments and commercial production.

Even if we are successful in securing manufacture of sufficient products for our clinical studies, product formulation work, up-scaling experiments and commercial production, we expect to rely on the efforts of contract manufacturers, including Phyto-Source, and third-party manufacturers to produce our products.  Contract manufacturers may not be available or, if obtained, may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies.  Any such failure would adversely affect our business.

Factors beyond our control could cause interruption in operations at the Phyto-Source manufacturing facilities, or at other contract manufacturing facilities, which could adversely affect our ability to supply our customers and in turn could adversely affect our reputation in the marketplace and our business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within our control or that of our contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions.  These facilities could also suffer interruption, suspension of operations or closure due to global economic conditions, including the tightening of the credit markets, reduced business or loss of business from other customers, or failure to obtain required quantities of raw materials and other supplies from suppliers also suffering due to the economic crisis.  Any significant interruptions in operations could interrupt our ability to supply our customers, which in turn could subject us to lawsuits, damage our reputation in the marketplace and have a material adverse impact on our business and our ability to continue current operations

Risks Associated with Our Patents  Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology and our products, in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology and patented products.  In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.  To date, there have been challenges to some of our European patents. (See Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Matters.)  The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of our research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Moreover, we cannot be certain that we or any licensor was the first to create inventions claimed by pending patent applications or that we were the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for our products, and others in the future, which would materially and adversely affect the financial prospects for these products and us.

There is no assurance that our patents will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents. Accordingly, we may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and the patents of other parties could require us to stop using or pay to use certain intellectual property, and as such, our competitive position and profitability could suffer as a result.

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

Risks Associated with Claims of Infringement of Proprietary Rights of Others  The nutraceutical industry increasingly relies on intellectual property rights for the manufacture, use and sale of new products that may be the subject of conflicting proprietary rights.  As a result, there is a substantial risk that we, or our licensors, may become subject to litigation alleging that our or such licensors’ products and technologies infringe on the proprietary rights of third parties.  Whether or not our or such licensors’ products or technologies infringe on the proprietary rights of third parties, we or such licensors could incur significant expenses in defending allegations of infringement of proprietary rights. Further, we or such licensors may be required to modify our or their products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement.  We or such licensors may not be able to modify ours or their products or obtain licenses on commercially reasonable terms, in a timely manner, or at all, any of which could adversely affect our business.  There can be no assurance that third-party claims will not in the future adversely affect our business, financial condition, and results of operations.

Risk of Market Acceptance  There can be no assurance that any of our products in development or products recently launched will achieve or sustain market acceptance.  Further, there can be no assurance that products launched by third parties containing ReducolTM or any of our other phytosterol products will achieve sustained market acceptance.

The degree of market acceptance for our products, and those of our customers, will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customers’ expectations and demands, the receipt of regulatory approvals, the establishment and demonstration of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, distributors, retailers or suppliers in general will accept and utilize any existing or new products that may be developed by us.

Acquisition or Development of Additional Nutraceutical Products  To achieve sustained, profitable operations, we must acquire or successfully develop, obtain regulatory approvals for, and profitably manufacture and market nutraceutical products in addition to Reducol™ and our other phytosterol products. There can be no assurance that we will successfully acquire or develop other products.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the emerging nutraceutical industry which is highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

•

the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•

preliminary results may not be substantiated in later clinical studies or other further testing;

•

manufacturing costs or other factors, such as the need for new manufacturing processes, may make manufacturing of products impractical, non-competitive or delayed;

•

proprietary rights of third parties or competing products or technologies may preclude commercialization;

•

inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell our products;

•

unacceptability of the products in the market place;

•

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products or  commercialization obstacles imposed by patents held by third parties;

•

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed or acquired by us;

•

the risk of obsolescence of our technology;

•

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms; and

•

other factors that may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Products that we may develop will never have been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Risks Related to Clinical Claims and Studies  Clinical claims regarding the efficacy of our products can be advantageous to distinguish finished nutraceutical products from their conventional counterparts.  Clinical studies of Reducol™ conducted by or for us in the USA, Europe and Canada have demonstrated a significant LDL cholesterol lowering effect, between 10 to 15%, using various food matrices such as vegetable spreads and oils, yogurts, chocolate, and milk drinks.  These studies have been conducted under particular test conditions and parameters and there can be no assurance that results achieved in studies conducted by or for us will be achieved in other studies with different conditions and/or parameters.  Clinical studies proving the efficacy of our phytosterols in a wide variety of foods, beverages and dietary supplements have not yet been completed, and there can be no assurance that sufficient efficacy will be demonstrated in any particular product, if required to support commercialization of that product.  In addition, further studies may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, or in order to support health claims made by us or our customers.  There can be no assurance that future clinical studies as required by regulatory authorities will result in required regulatory approvals.  Failure to obtain such approval may have an adverse effect on our business, and such effect could be material.

Risk of Technical Obsolescence  The nutraceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable.  The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments.  Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

Because the nutraceutical industry is characterized by rapid technology change and obsolescence, we may be unable to anticipate changes in our current and potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasing sophistication and varied needs of our current and future customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology and investing in certain niche markets entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Government Regulation Generally  Some products manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines.  Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended.  We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

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

We are subject to regulation by governments in many jurisdictions and, if we do not comply with food,  manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

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

We cannot predict the time required for regulatory approval, or the extent of clinical testing and documentation that may be required by regulatory authorities.  We may not be able to obtain the approval of regulatory authorities in any country to market our products or make appropriate label claims, or if obtained, that the approval will be given in a timely manner or that such approval will not later be revoked.  Any delays in obtaining, or failure to obtain regulatory approvals in the United States, Europe, or other countries would significantly delay or prevent the development of our markets and products and would therefore adversely and severely affect our business.

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

Product Liability, Negative Publicity and Insurance  The sale of our phytosterol products, or the use of our nutraceutical products in clinical studies, may expose us to liability claims which could adversely affect us.  Such claims might be made directly by consumers, healthcare providers or by manufacturers or distributors of finished goods incorporating our products, or by others selling or consuming such products.  Our insurance may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss.  We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could seriously adversely affect our business.

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

Risk of Side Effects  There is a risk that an individual could experience side effects, yet to be determined, through consumption of foods and dietary supplements containing Reducol™ or our other phytosterol products.  We could face future liability for unknown side effects and any such liability could exceed our resources.

Political and Economic Risks  We rely in part on third parties located in the United States and other foreign countries for the development and manufacture of our products.  The current political and economic climate in these countries may be considered less predictable than in Canada.  Changes in government, economic and political policies may adversely affect our business and operating results.  Inflation or other changes in economic conditions that affect demand for nutraceutical products could adversely affect our revenue. Uncertainty about current global economic conditions poses a risk as consumers and our customers may postpone spending in response to a number of factors such as tighter credit markets, negative financial news, declines in investment values or income, negative changes in employment compensation, or suspension or loss of employment or anticipation thereof, and other economic factors affecting consumer spending.  These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

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

Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.  In particular, but without limitation, failure to meet our obligations under the Pharmavite License & Supply Agreement or the Phyto-Source Supply Agreement (and amendments thereto), and the Forbes-Fayrefield Joint Venture Agreement may adversely affect our assets and business. (See Item 10 - Additional Information – C. Material Contracts).  Alternatively, failure on the part of the other party to each material contract to meet their respective obligations may also adversely affect our operations and finances.  There exists the possibility that any or all of our material contracts may be renegotiated, amended, terminated, or not renewed, and there is no guarantee that such action will be favourable to us.

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

ITEM 4

Information on the Company

We are a life sciences company focused on evidence-based nutritional solutions. We provide value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements, or nutraceuticals. We successfully developed and commercialized ours Reducol™ plant sterol blend, which has undergone clinical studies in various food matrices and has been shown to lower "LDL" cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, we help our customers to develop private label and branded products.

A.

History and Development of the Company

Forbes Medi-Tech Inc.

The Company (sometimes referred to in this Annual Report as “New Forbes”) was incorporated on January 10, 2008 pursuant to the British Columbia Business Corporations Act as 0813361 B.C. Ltd.  On February 27, 2008, the Company changed its name to Forbes Medi-Tech Inc.

The predecessor company to New Forbes, Old Forbes was incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, Old Forbes changed its focus from mining exploration to pharmaceutical research and development and, accordingly, changed its name to “Forbes Medi-Tech Inc.” on July 8, 1992.  Old Forbes was continued under the federal laws of Canada pursuant to the Canada Business Corporation Act on April 11, 2001 and its previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws. As a result of a Plan of Arrangement (as described following), on February 27, 2008, Old Forbes changed its name from “Forbes Medi-Tech Inc.” to “Forbes Medi-Tech Operations Inc.” As required by the Plan of Reorganization (see Other Important Events – Plan of Reorganization below) on May 12, 2008, Old Forbes changed its name from “Forbes Medi-Tech Operations Inc.” to “3887685 Canada Inc.” and subsequently, on February 9, 2009 Old Forbes changed its name from “3887685 Canada Inc.” to “Deans Knight Income Corporation”.

On February 14, 2008 at a Special General Meeting of Old Forbes securityholders, being the shareholders, optionholders and warrantholders of Old Forbes, three resolutions were approved in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). The Arrangement was subsequently approved by the Supreme Court of British Columbia on February 15, 2008.  The Arrangement was designed to allow us to accommodate and capitalize on certain financing opportunities that may arise in the future, such as the proposed Non-Dilutive Financing (see Other Important Events – Plan of Reorganization below), and to achieve NASDAQ’s Minimum Bid Price Requirement (see Other Important Events – NASDAQ below).

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

The Arrangement affected all shareholders, optionholders and warrantholders uniformly and did not affect any securityholders' existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of New Forbes that could be acquired upon the exercise of an option or a warrant. After giving effect to the Arrangement, there were approximately 4,801,512 issued and outstanding common shares of New Forbes, warrants to purchase 259,083 common shares of New Forbes at a price of US $16.48 per share and options to purchase a total of 363,296 common shares of New Forbes at prices between $4.24 and $8.00 per share.

Unless otherwise specified, all common share amounts referred to in this Annual Report are on a Post-Arrangement basis.

Our Notice of Articles currently authorizes us to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Our head office, as well as our registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number of the registered office is (604) 689 – 5899.

Our principal acquisitions and dispositions, and principal capital expenditures from continuing operations, since the beginning of our last three financial years to date, and certain important events in our development since January 1, 2008, were as follows:

Acquisitions since January 1, 2006

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

Forbes Medi-Tech (Research) Inc.

In October 2006, we acquired 100% of TheraPei Pharmaceuticals, Inc. (“TheraPei”) of San Diego, California, and subsequently changed the name of TheraPei to Forbes Medi-Tech (Research) Inc. (“Forbes Research”).

TheraPei was a privately held company formed with technology ‘spun-out’ of Sequenom, Inc. (“Sequenom”) and is focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases.  TheraPei’s founder, Dr. John Nestor, was appointed as our Chief Scientific Officer effective on closing.

Consideration payable to the TheraPei selling shareholders (the “TheraPei Stockholders”) for the acquisition of TheraPei was being made on a staged basis commensurate with development of TheraPei’s technologies, and consisted of cash and common shares of Forbes paid on closing, plus future milestone payments, licensing revenue and/or royalties.  Dr. Nestor was the majority shareholder of TheraPei (87%) and as such, received approximately 87% of the acquisition consideration previously paid.

On closing, we paid an initial amount of US$300,000 (Cdn$338,000) by way of the issuance of 11,834 common shares (94,672 common shares on a Pre-Arrangement Basis) having a value of approximately US$240,000 (Cdn$270,000) and cash of US$60,000 (Cdn$68,000).  In addition, we paid out liabilities of TheraPei totaling approximately US$336,000 (Cdn$378,000), of which approximately US$25,000 (Cdn$28,000) was paid to Dr. Nestor.

As part of the acquisition of TheraPei, we entered into a development agreement with the TheraPei Stockholders (the “Development Agreement”), which provided for the continuing development of one lead compound (a “Compound”) from each of two principal platforms acquired through TheraPei.   Under the Development Agreement, we provided preclinical research and development funding for each of the identified compounds.  We retained the discretionary right to terminate funding for all or part of the development program.

Dispositions since January 1, 2006

Historically, we have been involved in pharmaceutical research and development. On May 15, 2008, we announced a plan to focus exclusively on our revenue-generating nutraceutical business, to cease all in-house drug development activities and to reduce our total workforce in effect prior to the restructuring by approximately one-third, affecting employees in the U.S. and Canada. We retained core team members and are continuing to target key merger and/or acquisition opportunities in order to build a strong nutraceutical business base.

In August of 2008, we sold our former pharmaceutical business unit and assets based in San Diego, California to Transition Therapeutics Inc. (“Transition”).  Terms of the sale included an upfront payment of US$1,000,000 (Cdn$1,054,400) in cash paid at closing to us along with potential future payments of up to US$6,000,000, in cash or shares of Transition, based upon Transition reaching certain developmental and regulatory milestones as outlined in the sale agreement.

We originally acquired these pharmaceutical assets in October 2006 as part of our acquisition of TheraPei.

Pursuant to the Assignment Agreement dated August 15, 2008 (the “Assignment Agreement”) between Forbes Research and Transition, Forbes Research assigned certain pharmaceutical intellectual property to Transition in consideration of the following:

a)

US$910,000 (Cdn$959,500) on the closing of the transaction.

b)

Contingent consideration totaling US$1,000,000 upon the dosing of the first patient in the first FDA Phase II clinical trial, for any compound disclosed in an assigned patent or derived from or included in assigned intellectual property.

c)

Contingent consideration totaling US$1,000,000 upon the filing and acceptance of the first NDA filed with the FDA for any compound disclosed in an assigned patent or derived from or included in assigned intellectual property.

Each contingent consideration payment in (b) and (c) above will only be payable once in respect of each of the three compound classes described in the Assignment Agreement and hence contingent consideration shall never exceed US$6,000,000 in the aggregate.  Such contingent consideration may be in the form of cash or shares of Transition (or a combination thereof) at the sole discretion of Transition.

Pursuant to an Asset Purchase Agreement dated August 15, 2008 between Forbes Research and Transition Therapeutics (USA) Inc. (“Transition USA”), Forbes Research sold its tangible pharmaceutical assets to Transition USA for US$90,000 (Cdn$94,900).

Pursuant to a Payment, Amendment and Release Agreement dated August 15, 2008 among the Company, Forbes Research and the former TheraPei Stockholders, Forbes Research has agreed to pay to the former TheraPei Stockholders 20% of the amounts received by it pursuant to the Assignment Agreement in consideration for the assignment thereunder.

Accordingly, we made payments to the former TheraPei Stockholders of US$182,000 (Cdn$192,000) which was comprised of 168,322 Forbes’ common shares valued at US$145,600 (Cdn$154,500) and cash of US$36,400 (Cdn$38,600).

All amounts payable to the former TheraPei Stockholders are to be paid as to 20% in cash and as to 80% in common shares of the Company, subject to the Company’s right to elect to pay cash in lieu of shares in certain circumstances.  In consideration of the agreement to make these payments, the former TheraPei Stockholders have released the Company and Forbes Research from all obligations under the Development Agreement, have terminated the Development Agreement, and have released and discharged the Company and Forbes Research from any obligation to make future milestone payments, licensing revenue and/or royalties pursuant to a prior merger agreement.

Phyto-Source LP

During 2001, we formed Phyto-Source, a limited partnership joint venture with Chusei, to construct and operate a dedicated phytosterol manufacturing plant near Houston, Texas.  We and Chusei each owned a 50% interest in Phyto-Source.

The plant was originally completed in 2002 at an annual capacity of 1,000 metric tonnes.  In 2004, the plant’s annual capacity was increased to 1,500 metric tonnes.

In March 2006, we sold our 50% interest in Phyto-Source for US$25,000,000 in cash (Cdn$28,935,000) to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  Prior to the closing of the sale, in January 2006, we entered into a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  We agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.  We have also agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. This agreement in no way prevents us from marketing and supplying Reducol™ and other value added sterol products. (See below Business Overview – Manufacturing of ReducolTM and other value-added sterol products.)

Other Principal Capital Expenditures Since January 1, 2006

For the years ended December 31, 2008, 2007, and 2006, we acquired capital assets, for continuing operations, in the amounts of $10,000, $99,000, and $174,000,  respectively, primarily for office equipment and furniture and leasehold improvements. Additionally, in the year ended December 2006, we paid out $436,000 in relation to the acquisition of TheraPei (See above Acquisitions Since January 1, 2006  – Forbes Medi-Tech (Research) Inc.)

Other Important Events Since January 1, 2008

Reducol™

We have contracted with Pharmavite, LLC for the sale of Reducol™ since 2002.  Pharmavite incorporates Reducol™ into one of its leading dietary supplements, Nature Made’s® Cholest-Off™.  In March, 2003, we announced that we had extended our supply and licensing contract with Pharmavite for up to three years, and on April 24, 2008 we announced that we had again extended our supply and licensing contract with Pharmavite until mid 2009.  Under the terms of the agreement, the contract is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  While we have not received notice of non-renewal to date, there can be no assurance that the contract will be further renewed or otherwise extended.

During 2008, we announced several launches of new products containing Redudol™ by various suppliers.  We are continuing to supply Reducol™ for products in the Pirkka - Reducol™ product range in Finland, and for a dairy beverage in Uruguay produced and distributed by CONOPROLE, the main dairy exported in Uruguay and Latin America.

  We also announced in 2008 that we have entered into collaboration with Max food ingredients GmbH, a member of the Uplegger food company GmbH group. Max food ingredients GmbH was formed for the purpose of selling Reducol™, and has obtained exclusive rights for Germany, Austria and Switzerland.

We are continuing to work with Mr. Cookie Face Inc. of Lakewood, New Jersey, with respect to a frozen fudge bar containing a full daily dose, being 1.8 grams, of Reducol™.

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

Plan of Reorganization

On March 20, 2008, as part of our continuing reorganization plan, we announced that we entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes (Forbes Medi-Tech Operations Inc.) The Investor made an investment of $2,960,000 in a convertible debenture of Old Forbes. All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture, were transferred to Forbes, which continued to carry on the business previously carried on by Old Forbes.  The debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the transaction.  The initial transaction closed on May 12, 2008. Following completion of the initial transaction, Forbes and the Investor sought to source and pursue other opportunities to maximize the value of their respective interests in Old Forbes. In addition and subject to certain conditions, the Investor agreed that Forbes would receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

In February 2009, we announced that Old Forbes, whose name was changed to “Deans Knight Income Corporation” (“Deans Knight”) on February 6, 2009, had filed a prospectus in connection with a public offering (the “Offering”).  On March 18, 2009, the Offering was completed with Deans Knight issuing 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900.  As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes, exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the Convertible Debenture, our ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a pre-tax dilution gain of approximately $3,700,000. Our remaining interest in Deans Knight is valued at approximately $800,000 which the Company expects to realize, subject to certain conditions, by May 2009 as part of our agreement with the holder of the Convertible Debenture.

Also, as a result of the completion of the above noted transactions, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to Old Forbes will no longer be available to us.

These transactions have not resulted in any change to our share ownership, our listing on The NASDAQ Capital Market or TSX, the composition of our Board of Directors, management or in any of our relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers.  With effect on the closing date of the first phase of this reorganization transaction, Forbes acquired from Old Forbes, all rights to our intellectual property and continues to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol™.

Corporate Restructuring

Historically, we have been involved in pharmaceutical research and development. On May 15, 2008, we announced a plan to focus exclusively on our revenue-generating nutraceutical business, to cease all in-house drug development activities and to reduce our total workforce in effect prior to the restructuring by approximately one-third, affecting employees in the U.S. and Canada. We retained core team members and are continuing to target key merger and/or acquisition opportunities in order to build a strong nutraceutical business base.

In August of 2008, we sold our former pharmaceutical business unit and assets based in San Diego, California (See Item 4 – Information on the Company – A. History and Development of the Company – Dispositions Since January1, 2006).

Change of Directors

On May 21, 2008, Greg Anderson was elected to the Company’s Board of Directors and Dr. Joe Dunne was named as Chairman.  Don Buxton, the previous Chairman of the Board, Percy Skuy and Lily Yang all ceased to be Directors of the Company.  As approved at the Company’s Annual General Meeting, the current composition of Forbes’ Board is now fixed at four Directors and includes Dr. Joe Dunne, Nitin Kaushal, Greg Anderson, and Charles Butt.

NASDAQ

On January 25, 2007, we announced that we had received a letter from NASDAQ indicating that the bid price for our common stock has closed below the minimum of US $1.00 per share for the previous 30 consecutive trading days (the “Minimum Bid Price Requirement”), as required for continued inclusion on The NASDAQ Global Market by Marketplace Rule 4450(a)(5). NASDAQ provided us with 180 calendar days, or until July 23, 2007, to regain compliance with the Minimum Bid Price Requirement. In July 2007, we announced that our application to NASDAQ had been approved to transfer our listing from The NASDAQ Global Market to The NASDAQ Capital Market effective the opening of business July 23, 2007. As a result, on July 24, 2007 NASDAQ provided us an additional 180 calendar day compliance period, or until January 18, 2008, to regain compliance with the Minimum Bid Price Requirement.

On January 22, 2008 we received the NASDAQ Staff Determination, indicating that we failed to comply with the US$1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market. We requested and had a hearing before a NASDAQ Hearing Panel to review the Staff Determination, in which we presented a plan for compliance.  The Panel granted our request for conditional listing, or an “exception” and we had until May 27, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement.  The NASDAQ Hearings Panel granted the Company an extension through June 30, 2008, to demonstrate compliance with the Minimum Bid Price Requirement.  On June 17, 2008  the Company announced that it had demonstrated compliance with NASDAQ’s Minimum Bid Price Requirement, as evidenced by a closing bid price of US$1.00 or more for a minimum of ten consecutive trading days. Accordingly, the NASDAQ Hearings Panel determined that the Company’s shares would continue to be listed on The NASDAQ Capital Market.

On September 19, 2008 the Company received a NASDAQ Staff Deficiency Letter indicating that the bid price for its common stock has closed below the minimum of US$1.00 per share for the last 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). NASDAQ provided Forbes with 180 calendar days, or until March 18, 2009, to regain compliance with this rule.

In October 2008, NASDAQ decided to temporarily suspend enforcement of the bid price and market value of publicly held share requirements, given the extraordinary current market conditions. In January 2009, NASDAQ decided to extend its suspension of the bid price and market value of publicly held shares requirements. A second extension was announced by NASDAQ on March 23, 2009. As a result of these extensions, the Company’s compliance deadline is now December 21, 2009.

Compliance with the Minimum Bid Price Requirement is normally demonstrated if the closing bid price for our common shares on The NASDAQ Capital Market is not less than US$1.00 for ten consecutive trading days.   Depending upon the particular facts and circumstances, the NASDAQ Hearing Panel may, in its discretion, require that we evidence a bid price of at least $1.00 per share for a period in excess of ten consecutive trading days before determining that we have complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the Minimum Bid Price Requirement.  Failure to demonstrate compliance with the Minimum Bid Price Requirement within the appropriate time allowed will result in our shares being de-listed from The NASDAQ Capital Market.

TSX

In January 2009, the Company received notice from the Toronto Stock Exchange indicating that it is reviewing the eligibility of the Company’s common shares for continued listing on the TSX. The delisting review announced by the TSX relates to the Company’s market capitalization, which has fallen below the designated TSX threshold. Pursuant to the TSX's Remedial Review Process, Forbes has been given 210 days – until August 12, 2009 – to regain compliance with the TSX continued listing requirements.

B.

Business Overview

We are a life sciences company focused on evidence-based nutritional solutions. We provide value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements, or nutraceuticals. We successfully developed and commercialized ours Reducol™ plant sterol blend, which has undergone clinical studies in various food matrices and has been shown to lower "LDL" cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, we helps our customers to develop private label and branded products.

Background on Cardiovascular Disease

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

In Europe, Reducol™ can now be found in yogurt, yogurt drinks, cheese, margarine, milk and rye bread. Worldwide, Reducol™ can also be found in such items as milk, yogurt drinks and dietary supplements.  To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.  However, in June 2006 we established a joint venture with Fayrefield Foods Limited of Crewe, U.K. (“Fayrefield”), to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe.   See “Forbes-Fayrefield Joint Venture” above.   We also sell sterol esters and other phytosterol products as phytosterol functional food ingredients.

The estimated global market for functional foods has reached more than US$30 billion. The US market alone contributes US$15 billion annually to this, and the Nutrition Business Journal estimates it will grow to US$34 billion by 2010. The nutraceuticals category also includes dietary supplements, which are healthful products derived from natural and synthetic food sources and delivered in a medicinal form. Dietary supplements accounted for approximately 34% of the US$47.6 billion nutrition market, according to a Health Business Partners study that was published in 2000.

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

The current credit crisis and general global economic downturn may have a negative effect on demand by consumers and others for functional foods and dietary supplements, which would in turn have a negative effect on the markets for such products.  At this time we are unable to assess what impact, if any, the credit crisis and economic downturn may have on our sales of Reducol™ and other phytosterol products.

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

As an ingredient, Reducol™ does not change the sensory properties of foods, and can be formulated alone, or in combination with other active ingredients, for dietary supplements.

Manufacturing of Reducol™ and other value-added sterol products

During 2001, we formed Phyto-Source, a limited partnership joint venture with Chusei, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.  We and Chusei each owned a 50% interest in Phyto-Source.

The plant was originally completed in 2002 at an annual capacity of 1,000 metric tonnes and was expanded in 2004 to an annual capacity of 1,500 metric tonnes.

In March 2006, we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  Prior to the closing of the sale, in January 2006, we entered into a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  We have agreed to purchase, and Phyto-Source has agreed to manufacture and supply, certain minimum quantities of wood sterols annually.  In the event that such minimum quantities are not purchased or supplied, the party in default will be required to compensate the non-defaulting party for a percentage of the value of the sterols not purchased or supplied, as the case may be.  In addition, we have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. This agreement in no way prevents us from marketing and supplying Reducol™ and other value added sterol products, such as sterol esters.

Reducol™ and Functional Foods

Our phytosterols can be incorporated into a wide variety of foods, including low-fat and no-fat foods.  We have developed technology for the use of our phytosterols in the following broad food categories: cereal bars, bread, fruit juices, cheese, yogurt, milk and other dairy products, cooking oils, salad dressings, fat spreads and confectionary items.

We initially commenced supplying Reducol™ for use in functional foods in Europe following our November 2004 announcement that we had signed a sales and licensing agreement with Fayrefield of Crewe, UK to supply Reducol™ for use in milk-based drinks.  This announcement followed the approval, announced earlier that month, by the European Commission for the use of Reducol™ in milk-based beverages.  Fayrefield specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America.   In 2006, we entered into a joint venture with Fayrefield, to establish a new UK company for the purpose of expanding the distribution of finished products containing Reducol™ in Europe.  (See Item 4 – Information on the Company – A. History and Development of the Company - Acquisitions Since January 1, 2006 - Forbes-Fayrefield Joint Venture.)

Subsequent to entering into our initial agreement with Fayrefield in late 2004, we worked closely with Fayrefield to develop products incorporating Reducol™ for distribution and sale by Tesco Stores Ltd. in the U.K. On December 20, 2005, we announced that Reducol™ had been launched in the UK by Tesco, the UK’s largest retailer, under their own private label.   Tesco is currently selling a yellow-fat spread (margarine) and a yogurt incorporating Reducol™ under its own private label brand.

In November 2004, we announced that we had agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company focusing on the prevention of cardiovascular diseases. Scanvit's core competency is in developing new markets for dietary supplements and functional foods in Scandinavia, the Baltic countries and Russia. As a result of our relationship with Scanvit, in May 2005 we announced that Kesko of Finland had launched a range of yogurts incorporating Reducol™. The yogurt is sold under the “Pirkka” premium brand name.  Kesko has since expanded their Pirkka - Reducol™ range of products to include a cholesterol lowering rye bread and processed cheese slices.

Since 2004, we have been working with a number of other manufacturers, suppliers and agents to develop additional Reducol™-containing functional foods. Those currently being marketed include:

-

a margarine spread, yogurt and yogurt drinks marketed by Albert Heijn B.V. of the Netherlands, under the Albert Heijn private label brand;

-

a range of dairy products marketed by Jeronimo Martins of Portugal under the Salutare private label brand;

-

a range of fruit yogurts and yogurt drink products marketed by Groupe Auchan in France under the Auchan private label brand;

-

a cholesterol-lowering milk drink marketed by Uni-President Enterprises Corporation of Taiwan,  under the UPEC brand; and

-

a yogurt drink under the under the Vital+ brand, marketed by CONAPROLE, the main dairy exporter in Uruguay and Latin America.

We are also continuing to work with various U.S. food manufacturers but the completion of the product development stage and the timing of product launches is unclear at this point.  We will update our shareholders in the event of a product launch.

Reducol™ and Dietary Supplements

Reducol™ has been incorporated by Pharmavite LLC of California into its nationally distributed dietary supplements, Nature Made® Cholest-Off™ and Cholest-Off Complete™. These supplements are sold through mass-market channels including food, drug and mass merchandising stores. Our contract with Pharmavite will end in June, 2008, and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  To date, we have not received any notice of non-renewal.  Failure to renew or otherwise extend this contract would have a material adverse effect on our product sales and revenue.

Phytosterol and Other Revenue

Revenues from continuing operations for the year ended December 31, 2008 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Our Total Revenues can be broken down as follows:

Summary:	Year ended	Year ended	Year ended
(thousands of $)	December 31, 2008	December 31, 2007	December 31, 2006

Sales-phytosterol products	$7,108	$7,717	$5,233
Sales-finished goods	732	1,130	731
Licensing	4	57	151
Phytosterol revenues	$7,844	$8,904	$6,115

Our Phytosterol revenues can be broken down geographically as follows:

Annual Export Sales by Product	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
(percentage of total phytosterol revenues)
Sterol Ingredient
North America	51%	49%	55%
Europe	38%	37%	29%
Other	1%	1%	4%

Finished Goods With Sterols
North America	–	–	–
Europe	10%	13%	12%
Other	–	–	–

All of our phytosterol revenues were derived from sales to arms-length customers.

In the year ended December 31, 2008, the majority of our revenue was generated from four customers (December 31, 2007 – four customers, December 31, 2006 – four customers).  Customer A accounted for 47% (2007 – 40%, 2006 – 38%), Customer B accounted for 20% (2007 – 15%, 2006 – 7%), Customer C accounted for 11% (2007 – 10%, 2006 – 7%), and Customer D accounted for 9% (2007 – 13%, 2006 – 12%) of revenue. For 2008, 51% (2007 – 49%, 2006 – 55%) of sales are recorded in the USA, 48% (2007 – 50%, 2006 – 41%) of sales are recorded in Europe and the balance in other international markets.

Competition

The markets for nutraceutical ingredients and products are competitive and, as a result, we face competition from several different sources, including nutraceutical, food and dietary supplement companies and manufacturers.   For a further discussion of our competition, see above Item 3 Key Information – D. Risk Factors – Operational Risks - Competition.

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

Technology License Granted to the Company

In 1995, we obtained a license of certain laboratory level phytosterol extraction technology developed at UBC (the “Tall Oil License”).  This license relates to the preparation and purification of sterol compositions from tall oil soap, the actual compositions of the sterols, and the use of these compositions and derivatives thereof as agents to prevent or treat lipid disorders. Pursuant to the Tall Oil License, as amended, we have agreed to:

•

issue to UBC 6,250 Common Shares (of which 3,125 Common Shares have been issued and 3,125 Common Shares are to be issued after the first sale of any product derived from the technology); and

•

pay to UBC a royalty of 1% of gross revenue earned from sales of products by us and our licensees derived from the technology.

The Tall Oil License grants us the exclusive worldwide right to manufacture, distribute, market, sell, license or sublicense any products derived from or developed from the technology.  The Tall Oil License continues until the later of the expiration of the 20-year term and the expiration of the last registered patent subject to the Tall Oil License.

Nutraceutical Research, Development and Support

In the functional food and nutraceuticals area, we are currently focusing on Reducol™ product formulations to assist food manufacturers with potential launches of cholesterol-lowering products.

For the years indicated below, our expenses related to nutraceutical research, development and support were:

Period	Expenses for Year
Year ended December 31, 2008	$1,214,000
Year ended December 31, 2007	$1,775,000
Year ended December 31, 2006	$2,915,000

Our nutraceutical research, development and support expenses for the year ended December 31, 2008, totaled $1,214,000 compared with $1,775,000 for the year ended December 31, 2007 and $2,915,000 for the year ended December 31, 2006.  Nutraceutical research, development and support expenditures prior to the allocation of stock based compensation decreased primarily due to reduced patent costs and clinical work relating to functional foods offset by severance costs.  Patent application, filing and defence costs are expensed as incurred and included in nutraceutical research, development and support research and development costs.

Government Regulation

Nutraceuticals

The sale of Reducol™ and non-branded sterols and their incorporation into foods and dietary supplements is regulated in most countries.  Described below for general information purposes are some regulatory highlights.

United States (“US”)

The United States is one of the world’s largest markets for nutraceuticals and has less stringent requirements for the market approval of nutraceuticals than some jurisdictions such as Canada and Europe. The US regulations allow phytosterols to be marketed either as a food ingredient under the GRAS notification process or as a dietary supplement.

GRAS (Generally Recognized As Safe) notification process:  Currently, the FDA is requiring that phytosterol food products be cleared for marketing by the GRAS notification process. In April 2000, the FDA responded to a notification filed for Reducol™ thus permitting our phytosterols to be marketed in the US in food products.

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

We cannot assure you that the current regulations will not be modified or that such modifications will not have an adverse effect on our ability to continue to distribute or advertise such products in the US, or that the final ruling will continue to allow us to use the heart-health claim for our phytosterols.

European Union (“EU”)

Novel Foods Regulations:  We received an approval under the Novel Foods Regulations to market Reducol™ in milk-based drinks in November 2004. In 2005 and 2006, the Novel Food Board of Finland determined that the use of Reducol™ in milk-based drinks was substantially equivalent to the use of Reducol™ in other food groups approved to contain phytosterols and these are: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread. Marketing of these products with Reducol™ can now proceed in the EU. In February 2005, the Novel Food Board of Finland also provided an opinion that the esterified form of our phytosterols was equivalent to sterol esters approved for sale in the European Union. In addition to Reducol™, our sterol esters can be marketed in the EU in the nine food categories outlined above.

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

Australia

Novel Foods:  The Australian New Zealand Food Authority approved our sterols for use in vegetable oil spreads in May, 2002.  An application for use of Reducol™ in milk was filed with the Food Authority in May 2003.  The application was approved in December 2006.

Dietary Supplements:  Our sterols received approval for marketing as a complementary medicine by the Office of Complementary Medicines in July 2001. Reducol™ tablet products have been on the Australian/New Zealand market since 2002.

Canada

Novel Foods: Currently, applications for approval of food products containing Reducol™ must be made under the Novel Foods regulations. Seven applications have been submitted for food products. The approval process by this route is expected to be lengthy as any claims such as, “reduction of cholesterol”, will require an amendment to the Canadian Food & Drug Act.  To date, no food products from any food manufacturer in Canada, have been approved to include added phytosterols ingredients.

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

Brazil

In 2007, Reducol™ was approved for use in food products by the Brazilian National Health Surveillance Agency, ANVISA.  Each new food product in Brazil with Reducol™, however, requires a separate petition from a local food manufacturer.  A petition has been filed for Reducol™ in milk. However, there is no assurance that the Brazilian food manufacturer will market the product when and if approved.

Taiwan

Reducol™  was approved for use in milk in Taiwan in 2007; commercial sales of milk product with Reducol™  began later in the year.

Uruguay

Reducol was approved for use in yoghurt drinks in 2008; commercial sales of the yoghurt product began later in the year.

Intellectual Property

Patents, trademarks and other proprietary rights are important to us. Our strategy is to build a strong patent portfolio to protect technology that we consider important to the development of our business, and to adopt, register, promote and protect our trademarks for our branded products.  We also rely upon trade secrets to maintain our competitive position.

Our patent portfolio includes patents and patent applications comprising therapeutic applications or indications for sterol compositions, formulations and delivery vehicles comprising sterol compositions, sterol-based derivatives, additional therapeutic indications for these derivatives, sterol-based combinations for use in lowering serum cholesterol,  compositions comprising sterols, additional components to assist in food and nutraceutical formulations, and sterol extraction, process and manufacturing methods.  We have patents issued in the United States and Europe.

Notices of Opposition have been filed against certain patents allowed in Europe. (See Item 8 – Financial Information – A. Legal Matters – Patent Oppositions)

C.

Organizational Structure

Subsidiaries  We have two wholly-owned subsidiaries as follows:

•

Forbes Medi-Tech (USA) Inc. (“Forbes USA”) was incorporated under the laws of the state of Delaware on December 8, 2000 and holds our 100% interest in Forbes Medi-Tech (Research) Inc.

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

As of April 30, 2008, we wound up our former subsidiary, Forbes Research & Manufacturing Inc., into Old Forbes, which subsequently transferred all of its assets to New Forbes.

D.

Property, Plants and Equipment

We lease approximately 9,500 square feet of office space at executive offices located in Vancouver, British Columbia at an annual cost of approximately $310,000.  We have sublet approximately 3,600 square feet of this office space to a third party for annual proceeds of approximately $76,000.

We, through our interest in Forbes-Fayrefield, pay our 51% proportionate share of office operating costs to Fayrefield Foods Limited.

ITEM 4A  Unresolved Staff Comments

Not Applicable.

ITEM 5

Operating and Financial Review and Prospects

Overview

Except for historical information, this review contains forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under our control.  (See Note Regarding Forward Looking Statements” and Item 3 – Key Information – D. Risk Factors).

The following discussion is based on the consolidated financial statements included in this Annual Report which have been prepared in accordance with accounting principles generally accepted in Canada.  These principles differ in certain material respects from those accounting principles generally accepted in the United States.  These differences are described in Note 25 of our consolidated financial statements.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements in conformity with accounting principles generally accepted in Canada.  Actual results could differ significantly from those estimates under different assumptions and conditions.

There are several accounting policies that we believe are critical to the presentation of our consolidated financial statements.  Note 5 - “Significant accounting policies” to our consolidated financial statements summarizes each of our significant accounting policies.  Those accounting policies should be read in conjunction with the other notes to our consolidated financial statements and management’s discussion and analysis of results of operations and financial condition described in this “Operating and Financial Review and Prospects.”

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

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 4 and 5 to the consolidated financial statements for the year ended December 31, 2008 should be read for a more comprehensive outline of our significant accounting policies.

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

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, additional provisions for obsolescence and valuation may be necessary.  During the year ended December 31, 2008 the valuation allowances on inventories amounted to $247,000 (December 31, 2007 - $450,000).

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

For the year ended December 31, 2008, $1,424,000 (2007-$391,000) was recognized as a provision for losses on future inventory purchase commitments. In the year ended December 31, 2008, $1,033,000 (December 31, 2007-$391,000) was charged to cost of sales in recognizing these impairment losses

Stock-based Compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

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

A.

Operating Results

Basis of Presentation

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, 3887685 Canada Inc. (Old Forbes), Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interests in Forbes-Fayrefield Ltd. ("Forbes-Fayrefield").  We account for our interests in Forbes-Fayrefield using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

For the fiscal year ended December 31, 2008, we reported a net loss of $7,653,000 ($1.57 per share) compared with a net loss of $11,683,000 ($2.43 per share) for the year ended December 31, 2007, and a net loss of $10,843,000 ($2.32 per share) for the year ended December 31, 2006.

In May 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations.  In February 2006, we announced the decision to dispose of our interest in the Phyto-Source joint venture.  In accordance with CICA Handbook Section 3475, the activities relating to our pharmaceutical research and development, and from the Phyto-Source joint venture operations, have been presented as discontinued operations in the consolidated financial statements ended December 31, 2008 and in the following analysis. Results for the year ended December 31, 2006 and 2007 have also been reclassified to reflect this treatment.

For the fiscal year ended December 31, 2008, we reported a net loss from continuing operations of $7,190,000 ($1.48 per share) compared with a net loss from continuing operations of $9,242,000 ($1.92 per share) for the year ended December 31, 2007, and a net loss from continuing operations of $11,001,000 ($2.35 per share) for the year ended December 31, 2006.

To-date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception. We expect to continue incurring operational losses until the earnings from commercialization of one or more of our products exceed the costs of research and development, manufacturing, administration and other expenses.  At December 31, 2008 our accumulated deficit was $10,462,000.

Results of Continuing Operations

The following table summarizes our results of continuing operations and selected financial information for the years ended December 31, 2008, 2007 and 2006.

Summary:	Year ended	Year ended	Year ended
(thousands of $ except per share values)	December 31, 2008	December 31, 2007	December 31, 2006

Phytosterol revenues	$7,844	$8,904	$6,115
Cost of sales	(7,543)	(9,155)	(5,857)
Expenses	(7,643)	(9,847)	(12,227)
Other income / (expenses)	169	364	1,126
Income taxes recovery / (expense)	(17)	492	(158)
Loss from continuing operations	$(7,190)	$(9,242)	$(11,001)

Loss per share from continuing operations-basic and diluted	$(1.48)	$(1.92)	$(2.35)

Revenues / Cost of Sales

Revenues from continuing operations for the year ended December 31, 2008 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Summary:	Year ended	Year ended	Year ended
(thousands of $)	December 31, 2008	December 31, 2007	December 31, 2006

Sales-phytosterol products	$7,108	$7,717	$5,233
Sales-finished goods	732	1,130	731
Licensing	4	57	151
Phytosterol revenues	7,844	8,904	6,115

Cost of sales	7,543	9,155	5,857

	$301	$(251)	$258

Fiscal 2008 compared to Fiscal 2007

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2008 totaled $7,844,000 compared with $8,904,000 for the year ended December 31, 2007.   This decrease was due to a decrease in our sales of certain sterols and in sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks offset by an increase in sales of Reducol™.

We are in negotiation with potential customers internationally to expand our customer base.

Fiscal 2007 compared to Fiscal 2006

Phytosterol revenues, including interest income, for the fiscal year ended December 31, 2007 were $8,904,000 compared with $6,115,000 for the fiscal year ended December 31, 2006. This increase was due to increases in our sales of Reducol™ and sterols and increases in sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Concentration of sales and segmented disclosure  In the year ended December 31, 2008, the majority of our revenue was generated from four customers (December 31, 2007 – four customers, December 31, 2006 – four customers).  Customer A accounted for 47% (2007 – 40%, 2006 – 38%), Customer B accounted for 20% (2007 – 15%, 2006 – 7%), Customer C accounted for 11% (2007 – 10%, 2006 – 7%), and Customer D accounted for 9% (2007 – 13%, 2006 – 12%) of revenue. For 2008, 51% (2007 – 49%, 2006 – 57%) of sales are recorded in the USA, 48% (2007 – 50%, 2006 – 40%) of sales are recorded in Europe and the balance in other international markets.

Cost of Sales (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2008 totaled $7,543,000 on phytosterol revenues of $7,840,000, or 96% of phytosterol revenues, for the year ended December 31, 2007 - $9,155,000 on phytosterol revenues of $8,847,000 or 103% of phytosterol revenues. In the year ended December 31, 2008, the inventory valuation allowance amounted to $247,000 (December 31, 2007 - $450,000, December 31, 2006 - $350,000).  We recognized $1,033,000 (December 31, 2007 - $391,000, December 31, 2006 - $nil) relating to allowances for losses on future year purchase commitments, which are included in Cost of Sales.  Prior to the impact of these allowances, in the year ended December 31, 2008, Cost of Sales as a percentage of phytosterol revenues was 86% compared to 94% for the year ended December 31, 2007.  Continued market price pressure has not enabled us to increase our sales prices to achieve higher margins.  In addition, selling high cost product, the effect of inventory valuation adjustments (as further described below), the sale of excess inventories at reduced prices to align our inventory balances with forecasted demand, and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield have all contributed to a slight increase in Cost of Sales as a percentage of phytosterol revenues.  We are diligently working on alternative ways to decrease our Cost of Sales and improve our margins.

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

Having entered into a long-term supply agreement with Phyto-Source at the time of our disposition of our interest in the Phyto-Source joint venture, for the supply of Reducol™ and other wood sterols, we also review contracted purchase commitments on a regular basis and record any necessary provision for losses on future year purchase commitments based primarily on our historical sales and expectations for future use.

Operating Expenses

Summary:	Year ended	Year ended	Year ended
(thousands of $)	December 31, 2008	December 31, 2007	December 31, 2006

General and administrative	5,282	4,875	6,018
Marketing, sales & product development	1,528	1,606	2,762
Nutraceutical research, development and support	1,213	1,775	2,915
Depreciation/amortization	76	160	143
Foreign exchange losses (gain)	(456)	1,431	390

Total operating expenses	$7,643	$9,847	$12,228

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2008 totaled $5,282,000, compared with $4,875,000 in fiscal year 2007 and with $6,018,000 in fiscal year 2006.  By type of costs incurred, G&A for 2008 consists of professional services - $1,167,000 (2007 - $845,000, 2006 - $1,229,000); salaries and benefits - $1,605,000 (2007 - $1,745,000, 2006 - $1,726,000); travel - $233,000 (2007 - $265,000, 2006 - $367,000); occupancy costs - $310,000 (2007 - $298,000, 2006 - $293,000); and operations - $1,875,000 (2007 - $1,303,000, 2006 - $1,719,000).  The allocation of stock based compensation to G&A was $92,000 (2007 - $419,000, 2006 - $684,000).  In 2008, the increase is primarily attributable to an increase in professional fees incurred to complete the Plans of Arrangement and Reorganization, and an increase in professional fees and filing fees associated with the NASDAQ hearing.  Also, a substantial portion of the increase in operations in fiscal 2008 is due to interest accretion associated with the convertible debenture.

Related party transactions   Included in professional services for the year ended December 31, 2008 were payments for legal services of $122,000, made to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (2006 - $204,000, 2006 – $229,000)

Nutraceutical research, development and support   Our Nutraceutical research, development and support expenses for the year ended December 31, 2008, totaled $1,214,000 compared with $1,775,000 for the year ended December 31, 2007 and $2,915,000 for the year ended December 31, 2006.  Nutraceutical research, development and support expenditures prior to the allocation of stock based compensation decreased primarily due to reduced patent costs and clinical work relating to functional foods offset by severance costs.  Patent application, filing and defence costs are expensed as incurred and included in Nutraceutical research, development and support research and development costs.

Marketing, sales & product development (“Marketing”) totaled $1,528,000 for 2008 compared with $1,606,000 incurred in 2007 and $2,762,000 in 2006.  The decrease in 2008 from 2007 is attributable to a reduction in promotional material, product samples and travel costs offset by severance costs.  The decrease in 2007, as compared to 2006, was attributable to a reduction in staffing levels and reduced expenditures in the areas of material handling, and advertising, as a result of fewer product launches.  In 2008, allocation of stock based compensation to Marketing was $31,000 (2007 - $189,000, 2006 - $314,000).

Foreign exchange gains totaled $456,000 for the year ended December 31, 2008 compared with $1,431,000 in losses in year ended December 31, 2007 and $390,000 in year ended December 31, 2006.  Of the foreign exchange gains for the year ended December 31, 2008, $529,000 (2007-$1,170,000 exchange losses) is attributable to unrealized foreign exchange gains and $73,000 relates to realized exchange losses (2007-$261,000 exchange losses, 2006-$216,000 exchange gains).

The unrealized foreign exchange losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based compensation Stock-based compensation expense totaled $152,000 for the year ended December 31, 2008 compared with $958,000 for 2007 and with $1,819,000 for 2006.  Of the $152,000 of stock-based compensation expense recorded in 2008, $150,000 (2007 - $840,000, 2006 - $1,589,000) relates to employee option grants and $2,000 (2007 - $118,000, 2006 - $230,000) to non-employee option grants. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

For the years December 31, 2008, 2007 and 2006, this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation	Year ended	Year ended	Year ended
(thousands of $)	December 31, 2008	December 31, 2007	December 31, 2006

General and administrative	$92	$419	$684
Marketing, sales and product development	31	189	314
Nutraceutical research, development and support	29	350	821
	$152	$958	$1,819

Discontinued Operations

The following table reflects our (loss) / income from discontinued operations relating to our pharmaceutical research and development, and from the Phyto-Source joint venture for the years ended December 31, 2008, 2007 and 2006.

Discontinued operations	Year ended	Year ended	Year ended
(thousands of $)	December 31, 2008	December 31, 2007	December 31, 2006

a) Discontinued Operations – Pharmaceuticals Research & Development

Loss from discontinued operations	$(1,231)	$(2,441)	$(6,829)
Gain on disposal of discontinued operations	768	–	–

b) Discontinued Operations – Phyto-Source

Income from discontinued operations	–	–	29
Gain on disposal of discontinued operations	–	–	6,958

(Loss) / gain from discontinued operations	$(463)	$(2,441)	;$ 158

a)  Discontinued Operations – Pharmaceuticals Research & Development

In May 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations.  In August 2008, we completed an agreement for the sale of our pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1,054,000 (US $1,000,000) in cash paid at closing to us with potential future payments of up to US $6,000,000 payable in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones.  We originally acquired these pharmaceutical assets in October 2006 as a part of our acquisition of TheraPei Pharmaceuticals Inc.  Of the amounts received from the sale transaction, we will pay 20 percent to the former TheraPei shareholders, in cash and common shares of Forbes.

b)  Discontinued Operations – Phyto-Source

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source LP, and on March 14, 2006, we finalized an agreement to sell our interest for US$25,000,000 (Cdn$28,935,000, based on then current exchange rates). On the sale, we recognized a net gain of $6,958,000, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697,000, $134,000 in transaction fees, $7,234,000 in income tax expense, less $845,000 in a future tax liability reversal.

B.

Liquidity and Capital Resources

Since inception, we have financed our operations and capital expenditures primarily through debt and equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

Our net cash and cash equivalents as of December 31, 2008 totaled $1,377,000 compared with $5,234,000 as at December 31, 2007.  We had working capital of $3,531,000 at December 31, 2008 (December 31, 2007 – working capital $9,673,000).

Cash used in continuing operating activities was $7,934,000 in fiscal 2008, compared to $10,101,000 in fiscal 2007 and $17,846,000 in fiscal 2006. Net cash used in continuing operations for 2008 was primarily a result of the net loss of $7,653,000 for the period.  We adjusted for non-cash items and an increase in non-cash operating items of $120,000, primarily relating to increases in inventories and accounts receivable offset by a decrease in life insurance cash surrender value and an increase in accounts payable and accrued liabilities.  Net cash used in continuing operations for 2007 was primarily a result of the net loss of $11,684,000 for the period adjusted for non-cash items and increases in non-cash operating items of $291,000, primarily relating to a decrease in accounts payable and accrued liabilities offset by a decrease in inventories.  Net cash used in continuing operations for 2006 was primarily a result of the net loss of $10,843,000 for the period adjusted for non-cash expenses and discontinued operations items, and increases in non-cash operating items of $2,013,000, primarily relating to increases in inventories, offset by a decrease in prepaid expenses and in an increase in accounts payables.

Investing activities in the year ended December 31, 2008 realized $1,116,000 relating to the proceeds of $1,017,000 on disposal discontinued operations. Cash realized in investing activities in the year ended December 31, 2007 was $41,000 relating to proceeds from long-term note receivable offset by the acquisition of capital assets.  Investing activities in the year ended December 31, 2006 realized $28,456,000 relating to the proceeds of $28,935,000 on disposal of our interest in Phyto-Source, less $436,000 invested in intangible assets arising on the acquisition of TheraPei Pharmaceuticals Inc. and $174,000 invested in capital assets

In fiscal 2008, financing activities provided $2,960,000 of cash proceeds from the convertible debenture, compared with $7,000 in 2007 and $593,000 in 2006. In 2007 and 2006, funds generated from financing activities resulted from the exercise of options and warrants.

We are of the view that our capital resources will be sufficient to finance operations  into the fourth quarter of 2009.  This view is based on a number of factors and assumptions, and include the assumption that our expenditures will not exceed those currently planned, that we will receive the $800,000 Additional Funding as anticipated, that there will be no material change to our relationships with our four largest customers, and our revenues for 2009 will meet or exceed our expectations.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity).   Forbes-Fayrefield has a € 300,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 2.5%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2008, € nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender. The line of credit was not utilized during the year ended December 31, 2008.

In order to continue operations through and beyond the fourth quarter of 2009, and to minimize risks to our operations in the meantime should any of our assumptions fail to be realized, we will need to undertake a suitable M&A transaction, or obtain additional financing.  While management is considering all financing alternatives, there is no assurance that any financing will be available or obtained on favorable terms.  The market for both debt and equity financings for companies such as ours has always been challenging, and is now even more so given global stock market devaluations and volatility, and the global credit and liquidity crisis.  As a result, we are focusing our efforts on obtaining a suitable M&A transaction.  Our future operations are completely dependent upon our ability to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds. If we cannot complete one or more of these, we will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation.

C.

Research and Development, Patent and Licenses, etc.

During the past three financial years, we have been involved in both pharmaceutical and nutraceutical research and development.   In 2008, we ceased all pharmaceutical activities and sold our former pharmaceutical business unit and assets based in San Diego, California.   (See Item 4 - Information on the Company” – A. History and Development of the Company – Dispositions Since January 1, 2006.)  For information regarding the amount spent during the last three financial years on research and development for both our continuing and discontinued operations, see Item 5 - Operating and Financial Review and Prospects.

D.

Trend Information

Since our latest financial year, there have been no material changes in any trend with respect to our sales, inventory, or selling prices.  Our cost of products is scheduled to decrease slightly this year.   Our sales fluctuate depending on customer requirements, and there can be no assurance that sales revenue in 2009 will meet or exceed our revenue for 2008, and such revenue could be less.   We are of the view that our capital resources will be sufficient to finance operations into the fourth quarter of 2009.  This view is based on a number of factors and assumptions.  (See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.)

E.

Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

F.

Tabular Disclosure of Contractual Obligations

	Payments due by period
As at December 31, 2008		Less than			More
(thousands of $)	Total	1 year	1 – 3 years	3 – 5 years	than
					5 years

Operating lease obligations (i)	$705	$321	$345	$39	–
Purchase obligations (ii)	8,826	3,132	5,694	–	–
Total	$9,531	$3,453	$6,039	$39	–

(i)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter.

(ii)

Purchase obligations reflect our obligations under our Sterol Supply Agreement with Phyto-Source.

For a discussion of our commitments, contractual obligations and contingencies, see Note 15 to our consolidated financial statements and Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.

G.

Safe Harbor

See note above Introduction - Forward-Looking Statements.

ITEM 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the name, age, and the positions and offices held by our directors and senior management with us as of March 30, 2009, their respective business experience, functions and areas of experience in the Company, and the period during which each director or executive officer has served as such.  Each director of our Company holds office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. Each executive officer holds office at the discretion of the Board of Directors.

Name, Age, and Office Held with the Company(1)	Business Experience, Functions and Areas of Experience in the Company(1)	Period Served
Charles A. Butt, B.Comm. 58 Director, President and Chief Executive Officer

President of the Company since May 2001 and Chief Executive Officer since March 2002.  Previously, he was Executive Vice President & Chief Operating Officer, and Senior Vice President, Commercial Operations of the Company.

Director since September 9, 1999 President since May, 2001 Chief Executive Officer since March, 2002
Joe Dunne, B.Sc., Ph.D. (2) (3) (4) 66 Director

Dr. Dunne is an independent consultant to the food industry.  Director of Westgate Biologicals Ltd., a start-up company in the Health Sciences area, 1999 to present; Chairman of the Board and Chief Executive Officer of Westgate Biological Ltd. June 1999 to December 2003; President, Cultor Food Science 1997 to 1999; President of Quest (Food) International NA 1993 to 1997.   Joe Dunne is an independent director of the Company.

Director since December 13, 2000

Nitin Kaushal, B.Sc., CA (2) (3) (4) 43 Director

Managing Director Desjardins Securities July 2005 to present, Institutional Sales Orion Securities January 2005 to July 2005, Managing Director, McFarlane Gordon/ Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; Managing Director, HSBC Securities from June 1997 to July 2001.  Nitin Kaushal is an independent director of the Company.

Director since September 15, 2003
Greg Anderson, B.A., CA (2) (3) (4) 62 Director

Retired as Vice-President, Human Resources for Janssen-Ortho Inc. in December 2006, having completed a 31-year career with the Johnson & Johnson Corporation.  Director for 26 years with three Johnson & Johnson affiliate companies, namely Ortho Pharmaceutical (Canada) Ltd., Ortho-McNeil Inc., and finally Janssen-Ortho Inc.  Greg Anderson is an independent director of the Company.

Director since May 21, 2008
Laura Wessman, B.A.Sc, B.Sc, M.B.A. 42 Senior Vice President, Operations

Senior Vice President, Operations, January 2006 to present; Senior Vice President, Corporate Development of the Company January 2004 to January 2006; Vice President, Business Development of the Company October 2002 to January 2004; Marketing Manager December 2000 to October 2002; Plant Manger, Cominco Engineering Services Ltd., May 1996 to November 1999.

Senior VP, Operations since January 2006
David Goold, CA 54 Chief Financial Officer

Chief Financial Officer of the Company October 2004 to present; Vice President, Finance and Chief Financial Officer of B.C. Research Inc. and Vizon SciTec Inc. (a related group of companies) 1998 to 2004.

CFO since October 2004
David Stewart 68 Vice President, Regulatory Affairs	Vice-President, Regulatory Affairs of the Company, 1997 to present; Regulatory Affairs Associate, Biovail Corporation International, 1996 to 1997.	Vice President, Regulatory Affairs since May 1997

1  The information as the age and business experience is not within our knowledge and has been furnished by the respective Directors and Officers individually.

2  Member of Audit Committee.

3  Member of Compensation Committee.

4  Member of Nomination and Corporate Governance Committee.

Charles A. Butt – Director, President and Chief Executive Officer  Mr. Butt has been a director of the Company since September 1999, the President of the Company since May 2001 and the CEO since March 2002. He was formerly the Executive Vice President and Chief Operating Officer and the Senior Vice President, Commercial Operations of the Company.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).  Educated in the UK, Mr. Butt holds a HND (B Comm.) Business Studies from Bristol Polytechnic (School of Business), a Post Graduate Diploma International Marketing Management from North East London Polytechnic (Graduate School), and he attended the Executive Business Administration Program at Queen’s University, School of Business, Kingston, Ontario.

Dr. Joe Dunne – Chairman of the Board and Director  Dr. Dunne has been a director of the Company since November 2000 and Chairman of the Board since May, 2008.   He is currently an independent consultant to the food industry.  Dr. Dunne was Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area from June, 1999 to December 2003.  Dr. Dunne has had a distinguished career in the multi-billion dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  He is a director of Westgate Biologicals Ltd. Since December, 2008, he has been Chairman of the Board of "Food for Health Ireland", a largely government funded research and development consortium based at University College Cork, Ireland.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.  As an independent director and Chairman of the Board, Joe Dunne supervises management, ensures the mandate of the Board is carried out, helps to ensure compliance with corporate governance policies and standards, and serves as a liaison between the Company’s executive management and the Board.

Nitin Kaushal – Director  Mr. Kaushal has been a director of the Company since September 2003 and is a member of the Audit Committee of the Board . He is currently Managing Director of Desjardins Securities, since July 2005 and was Institutional Salesperson of Orion Securities Inc. January 2005 to July 2005. Mr. Kaushal was Managing Director of McFarlane Gordon / Vengate Capital, a Life Sciences and healthcare investment banking and advisory firm based in Toronto from July 2001 to January 2005 and Managing Director, HSBC Securities from June 1997 to July 2001.  Mr. Kaushal is also a director of Genizon Biosciences, Victhom Human Bionics and Protox Therapeutics.  Mr. Kaushal holds a Bachelor of Science in Chemistry from the University of Toronto and is member of the Canadian Institute of Chartered Accountants.  As an independent director, Nitin Kaushal supervises management and helps to ensure compliance with corporate governance policies and standards.

Greg Anderson – Director  Mr. Anderson has been a director of the Company since May 2008.  He completed a 31-year career with the Johnson & Johnson Corporation, retiring as Vice-President, Human Resources for Janssen-Ortho Inc. in December 2006.  He served on the Board of Directors for 26 years with three Johnson & Johnson affiliate companies, namely Ortho Pharmaceutical (Canada) Ltd., Ortho-McNeil Inc., and finally Janssen-Ortho Inc.  He was a key leader in the management of two successful mergers and the resultant re-organizations. Mr. Anderson graduated with a B.A. from Queen’s University. He is also a Member of the Ontario Institute of Chartered Accountants.  As an independent director, Greg Anderson supervises management and helps to ensure compliance with corporate governance policies and standards.

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

David Goold – Chief Financial Officer  Mr. Goold has been Chief Financial Officer of the Company since October 2004.  Mr. Goold was formerly Vice President, Finance and Chief Financial Officer of B.C. Research Inc. and Vizon SciTec Inc. (a related group of companies) from 1998 to 2004.  Mr. Goold has worked for other public and private corporations, in Canada and internationally, since obtaining his Chartered Accountant designation with Price Waterhouse in 1982.  Mr. Goold was with Price Waterhouse in their Vancouver and Johannesburg offices for nine years.  Mr. Goold holds a Bachelor of Commerce (AMIS) from the University of British Columbia, and attends professional development courses on an ongoing basis.  Mr. Goold is a member of the Institute of Chartered Accountants of British Columbia.

Dr. David Stewart – Vice President, Regulatory Affairs  Dr. Stewart has successively been the Vice-President, Director, and Manager of Regulatory Affairs of the Company since May 1997.  Dr. Stewart has over 25 years experience in pharmaceutical research within the pharmaceutical and biotechnology industries specializing in regulatory affairs, drug approvals, quality assurance and laboratory management. Previously, Dr. Stewart was in Regulatory Affairs at Toronto-based Biovail Corporation International. Dr. Stewart has also held positions as Assistant Professor at the University of Toronto in the Department of Pharmacology, Faculty of Medicine, and Regulatory Affairs Associate for QLT Phototherapeutics Inc., in Vancouver, BC. Dr. Stewart has published 39 scientific papers in the areas of cell membrane biochemistry, addiction research and drug metabolism. Dr. Stewart holds a pharmaceutical patent and is the inventor of 4 additional United States Patents.   Dr. Stewart holds a B.Sc. degree in Zoology (with Honors) from the University of British Columbia and a Doctorate in Endocrinology from the University of California.

The Nature of Any Family Relationship Between Any Director or Member of Senior Management

None of our directors, members of senior management or employees are related.

Any Arrangement or Understanding Pursuant to Which Any Director or Member of Senior Management was Selected

There are no such arrangements or understandings.

B.

Compensation

The following table sets forth the annual and long-term compensation for the fiscal years 2008, 2007, and 2006 of our senior management (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation(4) ($)	Total compen-sation ($)
					Annual incentive plans(2)	Long-term incentive plans(3)
Butt, Charles President and Chief Executive Officer	2008	376,766	Nil	22,954	Nil	Nil	Nil	20,838	420,558
	2007	370,650	Nil	200,945	37,065	Nil	Nil	19,941	628,601
	2006	353,000	Nil	192,275 (5)	70,600	Nil	Nil	19,063	442,663
Goold, David, CA Chief Financial Officer	2008	186,782	Nil	11,477	Nil	Nil	Nil	9,147	207,406
	2007	183,750	Nil	33,398	16,078	Nil	Nil	9,105	242,331
	2006	175,000	Nil	Nil	24,500	Nil	Nil	8,065	207,565
Nestor, John, Dr. Chief Scientific Officer (6)	2008	95,057	Nil	Nil	Nil	Nil	Nil	278,133	373,190
	2007	241,695	Nil	13,833	16,919	Nil	Nil	6,257	278,704
	2006	48,050	Nil	92,594	Nil	Nil	Nil	Nil	140,644
Wessman, Laura Senior Vice-President, Operations	2008	201,775	Nil	14,346	Nil	Nil	Nil	13,168	229,289
	2007	198,500	Nil	71,209	17,369	Nil	Nil	13,290	300,368
	2006	189,000	Nil	14,704 (5)	26,460	Nil	Nil	11,534	226,994
Motley, Jeff Vice-President, Marketing and Sales(7)	2008	59,873	Nil	Nil	Nil	Nil	Nil	248,815	308,668
	2007	158,500	Nil	58,806	9,510	Nil	Nil	16,527	243,343
	2006	151,500	Nil	24,506(5)	18,180	Nil	Nil	16,426	186,106
Stewart, David Dr. Vice-President, Regulatory Affairs	2008	137,066	Nil	5,739	Nil	Nil	Nil	9,936	152,741
	2007	130,367	Nil	37,498	3,881	Nil	Nil	9,536	181,282
	2006	127,200	Nil	14,726	15,264	Nil	Nil	8.759	157,199

(1)

For a description of the outstanding options for each Named Executive Officers see “Outstanding Share-Based and Option-Based Awards” following.  The fair value of each granted option was determined using the Black-Scholes option pricing model, according to Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants.

(2)

Amounts paid pursuant to our Bonus Plan.   For a description of this Plan see Bonus Plan below.

(3)

We do not provide non-equity incentive plan compensation related to a period longer than one year.

(4)

For the years ended December 31, 2006 through December 31, 2008, “All Other Compensation” consists of car allowance for Messrs. Butt ($500 per month), company portion of RRSP contribution for Messrs. Butt, Goold, Stewart and Ms. Wessman, company paid parking for Messrs. Butt, Goold, Stewart and Ms. Wessman, life insurance premiums for Messrs. Butt, Goold, Stewart and Ms. Wessman.  For Jeff Motley, “All Other Compensation” consists of severance of $242,981, car allowance ($500 per month), company portion of RRSP, company paid parking, and life insurance premiums. For Dr. John Nestor, “All Other Compensation” consists of severance of $269,843, and the Company’s portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates.

(5)

The options issued to Messrs. Butt, Motley and Ms. Wessman in 2006 were all granted to replace options that had expired.

(6)

Dr. John Nestor  ceased to be employed by the Company effective May 31, 2008.  Dr. Nestor commenced employment with the company on Oct 25, 2006 with an annual salary of US$225,000. Dr. Nestor’s salary compensation for 2008 was US$94,575, which has been converted to Canadian funds at the average US / CDN exchange rates.  Dr. Nestor’s 2008 bonus was $nil.  The total compensation for 2006 was US$41,827, which has been converted to Canadian funds at the average US / CDN exchange rates.   For Dr. John Nestor, “All Other Compensation” consists of severance of $269,843, and the Company’s portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates.

(7)

Mr. Motley ceased to be employed by the Company effective May 15, 2008.  For Jeff Motley, “All Other Compensation” consists of severance of $242,981, car allowance ($500 per month), company portion of RRSP, company paid parking, and life insurance premiums.

Outstanding Share-Based and Option-Based Awards

The following table sets out incentive option-based awards held by each Named Executive Officer as of the financial year end December 31, 2008.  There are no share-based awards.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

	Option-based Awards				Share-based Awards
Name	Number of underlying unexercised options (#) (1)(4)	Option exercise price ($) (3)(4)	Options Expiration Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share-based awards that have not vested ($)
Butt, Charles	7,500 71,300 40,000	8.00 8.00 0.97	17-Jan-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a n/a n/a	n/a
Goold, David	5,000 7,000 20,000	8.00 8.00 0.97	17-Jan-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a n/a n/a	n/a
Nestor, John	Nil	n/a	n/a	n/a	n/a	n/a
Wessman, Laura	5,000 23,400 25,000	8.00 8.00 0.97	17-Jan-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a n/a n/a	n/a
Motley, Jeff	Nil	n/a	n/a	n/a	n/a	n/a
Stewart, David	3,750 10,650 10,000	8.00 8.00 0.97	17-Jan-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a n/a n/a	n/a

(1)

All securities under option are Common Shares.

(2)

The Company has not granted any SARs.

(3)

Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.

(4)

All figures are presented on a Post-Arrangement Basis (See Item 4 – Information on the Company –A. History and Development of the Company – Forbes Medi-Tech Inc.).

The following table sets out the incentive plan awards value vested to each Named Executive Officer during our financial year ended December 31, 2008.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value vested during the year ($)
Butt, Charles	Nil	Nil	Nil
Goold, David	Nil	Nil	Nil
Nestor, John	Nil	Nil	Nil
Wessman, Laura	Nil	Nil	Nil
Motley, Jeff	Nil	Nil	Nil
Stewart, David	Nil	Nil	Nil

Defined Benefit or Actuarial Plan Disclosure

We do not maintain a Defined Benefit or Actuarial Plan for our officers or directors.  Pursuant to his previous employment agreement with us, between the ages of 60 and 85, Tazdin Esmail, former Chief Executive Officer, will be entitled to receive an annual reward for tenure allowance of $65,000.  We have not set aside any of our assets to cover our obligation under the reward for tenure arrangement.  At December 31, 2008, we have accrued $1,070,000 in our consolidated financial statements towards our obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, we purchased a whole life insurance policy on Mr. Esmail.

Termination and Change of Control Benefits

We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows:

Charles Butt has acted as our President since May, 2001 and as our Chief Executive Officer since March, 2002.  The employment agreement entered into by the Company with Charles Butt, as Amended and Restated as of September 8, 2004, and as subsequently amended, provides for a base annual salary of $378,804 as of January 1, 2008, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination by the Company without cause, or termination by Mr. Butt within 6 months following a change of control of the Company (other than a hostile change of control), Mr. Butt will be entitled to receive an amount equal to the aggregate of two times his annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, Mr. Butt will be entitled to receive an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

Our employment agreements with each of our Named Executive Officers generally provide for a base annual salary, group life, long-term disability, extended health and dental insurance, director’s and officer’s liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  The Company also contributes to each Named Executive Officer’s RRSP.  With respect only to Mr. Butt, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.   Mr. Butt also receives an annual car allowance. The employment agreements of the Named Executive Officers have no fixed term.

The Employment Agreements of Laura Wessman, David Goold and David Stewart require 18 months’ notice of termination without cause, or a severance payment instead of notice of 18 months’ annual base salary, or a combination of both.  In the event that the Company or any of these individuals terminates his or her employment within 6 months following a change of control or for the Company’s breach, the individual will be entitled to receive an amount equal to 18 months’ annual base salary. Jeff Motley ceased to be employed by the Company effective May 15, 2008 and received a severance payment of $243,000.  Dr. John Nester ceased to be employed by the Company effective May 31, 2008 and received a severance payment of $270,000.

For purposes of the employment agreements described above, a “change of control” will occur when (i) a person other than the current control person of the Company (as defined below), if any, becomes a control person; or (ii) a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board.  A “control person” is a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company, or each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company, and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of the Company, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Company.

A “hostile change of control” will occur if (i) a person becomes a control person or, having become a control person, acquires additional securities of the Company (in either case, whether by way of take-over bid or otherwise), at any time following a public written statement of the Board either that the Board is unable to make a recommendation whether an offer to acquire securities made by or on behalf of such a person should be accepted, or that the Board is recommending that such offer be rejected;  or (ii) a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board, and such election occurs following the distribution, by a person or persons other than the management of the Company, of a proxy statement, information circular or other document soliciting proxies in respect of the meeting at which the change of control occurred.

Pursuant to the terms of our 2007 Stock Option Plan, upon a change of control, all options granted under the 2007 Plan shall immediately vest, notwithstanding any contingent vesting provision to which such options may have otherwise been subject.

Bonus Plan

In January, 2006, we established a formal bonus plan for all of our employees, including our executive officers (the “Bonus Plan”).  The Bonus Plan provides for the payment to each executive officer (a “Bonus Payment”), as of the end of the current fiscal year, of up to a specified percentage of the executive officer’s salary as determined by the Compensation Committee.  The Bonus Payment actually awarded is dependent on the achievement by the Company of specified Company objectives and by the employee of specified employment objectives personal to the particular employee.

There were no bonuses granted in respect of the 2008 financial year.  The payment of bonuses granted in respect of the 2007 financial year occurred in April 2008.

Compensation of Directors

In the fiscal year ended December 31, 2008, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.

Effective as of July 1, 2006, the independent directors (See below Independent Director Compensation Fiscal 2008) each receive an annual retainer of $20,000. In addition, the Chairman receives an additional $24,000 annually in respect of his services provided outside Board meetings, the Chair of the Audit Committee receives an additional $8,000 annually in respect of his Audit Committee services provided outside the committee meetings, and all Committee Chairs receive an additional $2,500 annually in respect of their service as Chair. Annual retainers are paid quarterly for the period July 1 through June 30.  In addition to the annual retainer, the independent directors are compensated in cash in the amount of $2,000 per meeting for in-person attendance at board meetings; $2,000 per meeting for in-person attendance at board committee meetings; and $750 for meetings attended by phone.  The independent directors also receive, on an annual basis, options to purchase a minimum of 1,650 Common Shares of the Company, subject to the Board determining that such number of options is readily available under our then current stock option plan.  The fees of the independent directors were reduced by 20% commencing January 1, 2009, and continuing until such time as circumstances improve.

During the most recently completed financial year ended December 31, 2008, the independent Directors were granted the following options, earned the following Board and Board Committee meeting attendance fees, and were paid the following amounts as retainer, consulting fees and/or Audit Committee Service Fees:

INDEPENDENT DIRECTOR COMPENSATION FISCAL 2008

Director	Fees Earned ($)	Share-based awards ($)	Option-based awards ($) (3)(4)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dunne, Joe	69,300	Nil	5,739	Nil	Nil	Nil	75,039
Kaushal, Nitin	62,813	Nil	4,304	Nil	Nil	Nil	67,117
Anderson, Greg (1)	27,534	Nil	1,722	Nil	Nil	Nil	29,256
Buxton, Donald(2)	37,915	Nil	Nil	Nil	Nil	Nil	37,915
Skuy, Percy(2)	21,715	Nil	Nil	Nil	Nil	Nil	21,715
Yang, Lily(2)	25,552	Nil	Nil	Nil	Nil	Nil	25,552

(1)

On May 21, 2008, Greg Anderson was appointed to the Board of Directors of the Company.

(2)

On May 21, 2008, Donald Buxton, Percy Skuy and Lily Yang ceased to be directors of the Company.

(3)

All securities under option are Common Shares.  Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.  For further details see below Item 6 – Directors, Senior Management and Employees – E. Share Ownership. The fair value of each granted option was determined using the Black-Scholes option pricing model, according to Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants.

(4)

All Options are presented on a Post-Arrangement Basis. (See Item 4 – Information on the Company –A. History and Development of the Company – Forbes Medi-Tech Inc.)

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

Directors’ & Officers’ Liability Insurance

We maintain directors’ and officers’ liability insurance coverage through a policy covering us and our subsidiaries, which has an annual aggregate policy limit of US$5,000,000, subject to a deductible of up to US$250,000 per loss.  This insurance provides coverage for indemnity payments made by us to our directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by us. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 26, 2009 to February 25, 2010) premiums aggregating US$130,000 are paid entirely by us.

C.

Board Practices

Date of expiration of current term of office, if applicable, and the period during which the person has served in that office.   Each director of our Company holds office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. The current members of our Board of Directors were each elected at our 2008 annual general meeting held on May 21, 2008.  Each executive officer holds office at the discretion of the Board of Directors, subject to the terms of his or her employment contract.   See Item 6 Directors, Senior Management and Employees – B. Compensation above.  For periods during which our Directors and Named Executive Officers have served in such capacities see Item 6 Directors, Senior Management and Employees – A. Directors and Senior Management above.

Service Contracts.    We do not have any formal service contracts with our directors in their capacities as such.  For a discussion of compensation paid to our directors during fiscal 2008, see Item 6 Directors, Senior Management and Employees – B. Compensation.

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

6.

Review and pre-approve audit and permitted non-audit related services as outlined in the Company’s Audit Pre-approval Policy.

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

The Audit Committee is comprised of three independent (as determined under the rules of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act) and financially literate directors: Nitin Kaushal (Chair), Joe Dunne and Greg Anderson.   For a brief description of the education and experience of each of our Audit Committee members that is relevant to the performance of his or her responsibilities as such a member, see Item 6 Directors, Senior Management and Employees – A. Directors and Senior Management above.

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2008 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

Compensation Committee

Our remuneration committee, called our “Compensation Committee”, is comprised of Joe Dunne (Chair), Greg Anderson and Nitin Kaushal.  The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually.  The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels.  All members of the Compensation Committee are independent directors (as determined under the rules of the NASDAQ Capital Market).

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

Nomination and Corporate Governance Committee

We also have a Nomination and Corporate Governance Committee of the Board composed of Greg Anderson (Chair), Joe Dunne, and Nitin Kaushal.  All three directors are independent directors (as determined under the rules of the NASDAQ Capital Market).

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

By May 31, 2008 we reduced our total employees from 31 to 18 as the result of a corporate restructuring.

As of December 31, 2008 we employed 15 full-time management, scientific and administrative employees situated in Vancouver, British Columbia.

We are not a party to any collective bargaining agreement, and have no involvement with labor unions.  We also do not employ a significant number of temporary employees.

E.

Share Ownership

Except as indicated in the footnotes below, as of March 27, 2009 the Directors and those Named Executive Officers of the Company referred to in Item 6.B above who remained in office as of such date held the following common shares and options to purchase common shares of the Company.

Named Executive Officers, Directors	Options(1)(2)			Shares Owned(1) (3) (Common Shares)
	No. of Shares Optioned	Exercise Price per Share	Expiry Date
Charles A. Butt President, CEO and Director	7,500	$8.00	January 17,2012	5,587
	71,300	$8.00	March 31,2012
	40,000	$0.97	June 30, 2013
	12,000	$0.20	December 31, 2013
Laura Wessman Senior Vice President, Operations	5,000	$8.00	January 17,2012	625
	23,400	$8.00	March 31,2012
	25,000	$0.97	June 30, 2013
	8,000	$0.20	December 31, 2013
David Goold Chief Financial Officer	5,000	$8.00	January 17,2012	1,250
	7,000	$8.00	March 31,2012
	20,000	$0.97	June 30, 2013
	8,000	$0.20	December 31, 2013
David Stewart Vice-President, Regulatory Affairs	3,750	$8.00	January 17,2012	500
	10,650	$8.00	March 31,2012
	10,000	$0.97	June 30, 2013
	5,000	$0.20	December 31, 2013
Greg Anderson Director	3,000	$0.97	June 30, 2013	Nil
	3,000	$0.20	December 31, 2013
Joe Dunne Director	1,500	$6.56	March 31,2012	4,480
	13,725	$8.00	March 31,2012
	10,000	$0.97	June 30, 2013
	3,000	$0.20	December 31, 2013
Nitin Kaushal Director	1,500	$6.56	March 31,2012	Nil
	8,400	$8.00	March 31,2012
	7,500	$0.97	June 30, 2013
	3,000	$0.20	December 31, 2013
TOTAL	316,225

(1)

All Shares Optioned, Shares Owned and Exercise Price per Shares are presented on a Post-Arrangement Basis. (See Item 4 – Information on the Company –A. History and Development of the Company – Forbes Medi-Tech Inc.)

(2)

All securities under option are Common Shares.  Exercise Prices are determined as the closing price of our Common Shares on the TSX on the day prior to the date of grant.

(3)

 Shares Owned are based on Insider Reports filed with Canadian Securities Regulatory Authorities.

Stock Option Plan and Total Outstanding Stock Options

Our existing Stock Option Plan (the “2007 Plan”) was initially approved by our Board of Directors on April 12, 2007 and was also approved by shareholders at our Annual General and Special Meeting held May 17, 2007.  The 2007 Stock Option Plan was implemented on June 29, 2007, and replaced our previous stock option plan.

Following is a brief summary of the 2007 Plan:

Administration

The Board of Directors has delegated authority for administration of the 2007 Plan to the Compensation Committee of the Board (the “Committee”).

Eligibility

Options to purchase our common shares may be granted to directors, officers, employees or consultants of the Company or its affiliates (“Eligible Persons”).

Shares Issued, Issuable and Currently Made Subject to Option

Under the 2007 Plan, options may be granted to purchase up to 10% of our outstanding shares from time to time. Based on our current 4,969,813 common shares issued and outstanding (on a Post-Arrangement Basis), options to purchase up to 496,981 common shares may currently be granted under the 2007 Plan.    Options to purchase up to 486,915 common shares, or 9.8 % of our current outstanding shares, are currently outstanding under the 2007 Plan, with options to purchase up to 10,066 common shares, or 0.2 % of our current outstanding shares, remaining available for grant.

Reloading:  Under the 2007 Plan, the number of common shares under options which have been exercised, as well as the number under those unexercised options which have expired or been cancelled, can be the subject of another option grant (a “reload”).

Limitations on Grants to a Single Person and to Insiders

The number of common shares which may be subject to options granted to any one person under the Plan may not exceed 5% of the issued and outstanding common shares of the Company, or currently 248,490 common shares.  The number of common shares issuable to insiders, at any time, under the 2007 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of our issued and outstanding common shares (such 10% currently being 496,981 common shares).  The number of common shares issued to insiders, within any one year period, under the 2007 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of our issued and outstanding common shares.

Exercise Price

The Committee establishes the exercise price of all options granted, which price may not be less than the closing price of our common shares on The Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

Vesting

Options may be subject to such vesting requirements, if any, as are determined by the Committee.  Upon a change of control of the Company, all unvested options shall immediately vest.

Termination and Adjustments

Each option shall expire at such time as is determined by the Committee on the grant of such option, but in no event more than 10 years from the date of grant. In the event that an Option’s expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Options may be exercised until the end of the fifth business day following the expiry of the blackout period.  Subject to the foregoing, all options will terminate on the earliest of the following dates:

(i)

the expiry date specified for such option in the option agreement with the Company evidencing such option;

(ii)

where the optionee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;

(iii)

where the optionee’s position as an Eligible Person, other than an independent director, terminates due to the death or Disability of the optionee, one year following such termination;

(iv)

where the optionee’s position as an Eligible Person, other than an independent director, terminates for a reason other than the optionee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the optionee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

a.

where the optionee held the position of a director, the President, Chief Executive Officer, Executive Vice President or a Senior Vice President of the Company, one year after the date of Voluntary Termination; or

b.

where the optionee held any other position with the Company, including a Vice President position other than Executive or Senior Vice President, (a “Non-Executive Optionee”), such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Compensation Committee at the time the option is granted, subject to extension by the Compensation Committee in its sole discretion, at any time during the duration of the option, up to but not beyond one year following the date of Voluntary Termination;

(v)

where the optionee’s position as an independent director terminates due to death or disability, or for a reason other than termination for just cause, the expiry of that period of time following termination which is equal to the period of time the independent director continuously served the Company in the capacity of an independent director, but in no event less than 1 year.

The retirement of an independent director at a meeting of shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of, such director.

Assignability

Options are non-transferable and non-assignable.

Amendment

The Committee may amend the 2007 Plan or any option agreement in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; change the vesting provisions of an option; reflect any requirements of applicable regulatory bodies or stock exchanges; extend the term of an option held by an Eligible Person who is not an insider; reduce the option price of an option held by an Eligible Person who is not an insider (subject to a minimum option price of not less than market value of the common shares at the time of the grant of the option); and change the categories of Persons who are Eligible Persons.  Under the 2007 Plan, the Committee shall not, without the approval of the shareholders of the Company, have the right to amend an option agreement in order to increase the number of common shares which may be issued pursuant to any option granted; reduce the option exercise price of any option granted then held by an insider; or extend the term of any option granted then held by an insider.

Other

There is no ability for the Company to transform an option into a stock appreciation right involving an issuance of securities from treasury.  The Company has not provided any financial assistance to any optionee to facilitate the exercise of options.

ITEM 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

To the best of our knowledge, there are no current shareholders who beneficially own 5% or more of the outstanding common shares of the Company. From January 1, 2006 to March 30, 2009, significant changes in share ownership as filed on EDGAR were as follows:

2006

To the best of our knowledge and from what can be ascertained from public EDGAR filings, RAM Trading ceased to own at least 5% of the total number of our voting securities by 2006.

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

2007

As filed on January 11, 2007, Cantor Fitzgerald collectively owned zero common shares of the Company.

As filed on February 14, 2007, Palo Alto Investors collectively owned 1,567,540 common shares of the Company, accounting for 4.1% of the total number of voting securities.

2008

No changes in share ownership were filed on EDGAR.

2009

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

United States Shareholders

Record Holders:  According to our register of shareholders, as of March 27, 2009, 10 registered shareholders (out of a total of 14, or 71% of our total shareholders) had addresses in the United States, holding a combined 2,004,299 common shares (or 41% of our outstanding common shares).  We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street names”.

B.

Related Party Transactions

Nancy E. Glaister, Corporate Secretary and General Counsel of the Company, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provides legal services to us.  For the 12-month period ending December 31, 2008, Cawkell Brodie Glaister LLP billed us $122,000 (2007 - $204,000; 2006 -$229,000) excluding GST, PST and disbursements, for legal services.

C.

Interest of Experts and Counsel

Not applicable.

ITEM 8

Financial Information

A.

Consolidated Statements and Other Financial Information

Attached to this Annual Report, under Item 18, are the Company’s consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

•

Independent Registered Public Accounting Firm Auditors’ Report to the Shareholders;

•

Consolidated Balance Sheets as at December 31, 2008 and 2007;

•

Consolidated Statements of Operations Comprehensive Loss and Deficit for the fiscal years ended December 31, 2008, 2007 and 2006;

•

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2008, 2007 and 2006; and

•

Notes to Consolidated Financial Statements.

Export Sales

For the fiscal years ended December 31, 2008, December 21, 2007 and December 21, 2006, all of our sales constituted export sales.

Annual Export Sales by Product
(in thousands of $)

Sterol Ingredient
	2008	2007	2006
North America	$3,953	$4,360	$3,299
Europe	3,004	3,272	1,724
Other	151	85	213

Finished Goods With Sterols
	2008	2007	2006
North America	–	–	–
Europe	732	1,130	728
Other	–	–	–

Total	$7,840	$8,847	$5,964

Annual Export Sales by Product
(percentage of total sales)

Sterol Ingredient
	2008	2007	2006
North America	51%	49%	55%
Europe	38%	37%	29%
Other	1%	1%	4%

Finished Goods With Sterols
	2008	2007	2006
North America	–	–	–
Europe	10%	13%	12%
Other	–	–	–

Legal Matters

Patent Oppositions

The Company received Notices of Opposition to the Company’s European Patent 0783514 (Sterol Compositions) from two parties: (i) Raisio Benecol Ltd. and (ii) UPM-Kymmene Oyj.  The Company prepared defense submissions and arguments in reply to these oppositions in November 2003.  Subsequent to the Company’s defense submissions, UPM-Kymmene Oy withdrew its opposition.  The written proceedings culminated in a hearing before the Opposition Division of the European Patent Office in La Hague in June 2006.  We were successful on some of the patent claims covering “medications” comprising the sterol compositions, with very specific ratios of the three main sterol/stanol components. Raisio did not appeal. As these granted medication claims are not as broad as required for current commercial specifications, at this time, we filed a divisional application which claims foods and vitamin supplements with a broader sterol composition. We expect that these latter claims, if and when granted, will be similarly and vigorously opposed by Raisio. The first divisional application, EP1148062, has been withdrawn, while a second divisional application, EP1707572, is still pending.

The Company has received Notices of Opposition to the Company’s European Patent 1148793 (Method of Preparing Microparticles of Phytosterols or Phytostanols) from two parties: (i) Raisio Benecol Ltd. and (ii) McNeil-PPC, Inc.  The Company prepared defense submissions and arguments in reply to these oppositions in December 2004.  These written proceedings culminated in a hearing before the Opposition Division of the European Patent Office in Munich in June 2006. While we were successful on novelty arguments, we did not prevail on inventiveness and the patent was revoked. This was appealed, with new arguments and data. The appeal was withdrawn on October 31, 2008 so the patent remains revoked and there are no further grounds of appeal.

The Company received a Notice of Opposition to the Company’s European Patent 1056767 (Method for the Preparation of Phytosterols from Tall Oil Pitch) from Raisio Benecol Ltd.  The Company prepared defense submissions and arguments in reply to this opposition in January 2005.  These written proceedings culminated in a hearing before the Opposition Division in December 2007. The Opposition Division released its decision on January 14, 2008 to revoke the patent. An appeal of this decision has been filed, a decision to which is not expected for some time and we expect may culminate in an oral hearing, the date for which has not yet been set.

The Company received a Notice of Opposition to the Company’s European Patent 1227734 (Compositions comprising edible oils or fats and phytosterols and/or phytostanols substantially dissolved therein, method of making the same, and use thereof in treating or preventing cardiovascular disease and its underlying conditions) from Kao Corporation.  The Company prepared defense submissions and arguments in reply to this opposition by April 2006.  Kao Corporation replied to the Company’s defense submissions and the Company made further reply submissions.  Written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office.

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

NASDAQ Hearing

On January 25, 2007, we announced that we had received a letter from NASDAQ indicating that the bid price for our common stock has closed below the minimum of US$1.00 per share for the previous 30 consecutive trading days (the “Minimum Bid Price Requirement”), as required for continued inclusion on The NASDAQ Global Market by Marketplace Rule 4450(a)(5). NASDAQ provided us with 180 calendar days, or until July 23, 2007, to regain compliance with the Minimum Bid Price Requirement. In July 2007, we announced that our application to NASDAQ had been approved to transfer our listing from The NASDAQ Global Market to The NASDAQ Capital Market effective the opening of business July 23, 2007. As a result, on July 24, 2007 NASDAQ provided us an additional 180 calendar day compliance period, or until January 18, 2008, to regain compliance with the Minimum Bid Price Requirement.

On January 22, 2008 we received the NASDAQ Staff Determination, indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market. We requested and had a hearing before a NASDAQ Hearing Panel to review the Staff Determination, in which we presented a plan for compliance.  The Panel granted our request for conditional listing, or an “exception” and we were given until May 27, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement.  The NASDAQ Hearings Panel granted the Company an extension through June 30, 2008, to demonstrate compliance with the Minimum Bid Price Requirement.  On June 17, 2008  the Company announced that it had demonstrated compliance with NASDAQ’s Minimum Bid Price Requirement, as evidenced by a closing bid price of US$1.00 or more for a minimum of ten consecutive trading days. Accordingly, the NASDAQ Hearings Panel determined that the Company’s shares would continue to be listed on The NASDAQ Capital Market.

On September 19, 2008 the Company received a NASDAQ Staff Deficiency Letter indicating that the bid price for its common stock has closed below the minimum of US$1.00 per share for the last 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). NASDAQ provided Forbes with 180 calendar days, or until March 18, 2009, to regain compliance with this rule.

In October 2008, NASDAQ decided to temporarily suspend enforcement of the bid price and market value of publicly held share requirements, given the extraordinary current market conditions.

In January 2009, NASDAQ decided to extend its suspension of the bid price and market value of publicly held shares requirements. A second extension was announced by NASDAQ on March 23, 2009. As a result of these extensions, the Company’s compliance deadline is now December 21, 2009.

Compliance with the Minimum Bid Price Requirement is normally demonstrated if the closing bid price for our common shares on The NASDAQ Capital Market is not less than US$1.00 for ten consecutive trading days.   Depending upon the particular facts and circumstances, the NASDAQ Hearing Panel may, in its discretion, require that we evidence a bid price of at least US$1.00 per share for a period in excess of ten consecutive trading days before determining that we have complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the Minimum Bid Price Requirement.  Failure to demonstrate compliance with the Minimum Bid Price Requirement within the appropriate time allowed will result in our shares being de-listed from The NASDAQ Capital Market.

TSX Remedial Review

In January 2009, the Company received notice from the Toronto Stock Exchange indicating that it is reviewing the eligibility of the Company’s common shares for continued listing on the TSX. The delisting review announced by the TSX relates to the Company’s market capitalization, which has fallen below the designated TSX threshold. Pursuant to the TSX's Remedial Review Process, Forbes has been given 210 days – until August 12, 2009 – to regain compliance with the TSX continued listing requirements.

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

B.

Significant Changes

Since December 31, 2008, the significant events described below have occurred.  For a more detailed description of these events, see Item 4 – Information on the Company – A. History and Development of the Company - Other Important Events Since January 1, 2008.

NASDAQ has twice extended its suspension of the bid price and market value of publicly held shares requirements. As a result of these extensions, the Company’s compliance deadline is now December 21, 2009.  (See Item 4 – Information on the Company – A. History and Development of the Company - Other Important Events Since January 1, 2008).

In January 2009, the Company received notice from the Toronto Stock Exchange indicating that it is reviewing the eligibility of the Company’s common shares for continued listing on the TSX. The delisting review announced by the TSX relates to the Company’s market capitalization, which has fallen below the designated TSX threshold. Pursuant to the TSX's Remedial Review Process, Forbes has been given 210 days – until August 12, 2009 – to regain compliance with the TSX continued listing requirements.

In February 2009, we announced that Old Forbes, whose name had been changed to “Deans Knight Income Corporation”, (“Deans Knight”) had filed a prospectus in connection with a public offering.  On March 18, 2009, Deans Knight announced that it had completed the public offering (See Item 4 – Information on the Company – A. History and Development of the Company - Other Important Events Since January 1, 2008).

ITEM 9

The Offer and Listing

A.

Offer and Listing Details

Price History

The following tables set forth in Canadian dollars for the TSX tables and US dollars for the NASDAQ tables, for each of the periods indicated, the high and low closing market prices of our Common Shares on the Toronto Stock Exchange (TSX) and on NASDAQ (our listing transferred from The NASDAQ Global Market to The NASDAQ Capital Market effective the opening of business July 23, 2007).

As discussed above, (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.), in February 2008 we undertook a one for eight reverse stock split, with an effective trading day of March 3, 2008.  The following tables are presented on a Post-Arrangement Basis.

(a) For the five most recent full financial years: the annual high and low market prices;

TSX: FMI	$CDN	$CDN
Year	High	Low

2004	88.40	16.80
2005	25.20	15.20
2006	25.04	6.72
2007	8.64	2.08
2008	2.08	0.19

NASDAQ: FMTI (1)	$US	$US
Year	High	Low
2004	66.80	13.04
2005	21.04	12.88
2006	21.44	5.76
2007	6.80	2.08
2008	2.00	0.14

(1)

All high and low sale prices up to July 22, 2007 represent prices of our common shares on The NASDAQ Global Market.  All high and low sale prices from July 23, 2007 represent prices of our common shares on The NASDAQ Capital Market.

(b) For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

TSX: FMI	$CDN	$CDN
Year	High	Low

2007
Q1/07	8.64	6.56
Q2/07	7.28	6.00
Q3/07	6.16	4.00
Q4/07	5.12	2.08
2008
Q1/08	2.08	0.86
Q2/08	1.27	0.93
Q3/08	1.08	0.55
Q4/08	0.67	0.19

NASDAQ: FMTI (1)	$US	$US
Year	High	Low

2007
Q1/07	6.80	5.60
Q2/07	6.56	5.68
Q3/07	5.92	4.00
Q4/07	5.20	2.08
2008
Q1/08	2.00	0.85
Q2/08	1.23	0.85
Q3/08	1.05	0.56
Q4/08	0.55	0.14

(1)

All high and low sale prices up to July 22, 2007 represent prices of our common shares on The NASDAQ Global Market.  All high and low sale prices from July 23, 2007 represent prices of our common shares on The NASDAQ Capital Market.

(c) For the most recent six months: the high and low market prices for each month;

TSX: FMI	$CDN	$CDN
Month	High	Low
Sep-08	0.97	0.55
Oct-08	0.67	0.32
Nov-08	0.47	0.20
Dec-08	0.28	0.19
Jan-09	0.27	0.20
Feb-09	0.20	0.19

NASDAQ: FMTI (1)	$US	$US
Month	High	Low
Sep-08	0.94	0.56
Oct-08	0.55	0.26
Nov-08	0.38	0.15
Dec-08	0.28	0.14
Jan-09	0.22	0.16
Feb-09	0.20	0.15

(1)

All high and low sale prices up to July 22, 2007 represent prices of our common shares on The NASDAQ Global Market.  All high and low sale prices from July 23, 2007 represent prices of our common shares on The NASDAQ Capital Market.

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Common shares of the Company trade on The Toronto Stock Exchange under the symbol “FMI” and, as of March 3, 2008, the trading symbol for our shares on The NASDAQ Capital Market changed from “FMTI” to “FMTID”, -- an interim symbol to denote the post-reverse split status.  We do not currently meet NASDAQ’s Minimum Bid Price Requirement or the TSX market capital requirement.   See “Item 4 - Information on the Company - A. History and Development of the Company - NASDAQ” and “Item 4 - Information on the Company - A. History and Development of the Company - TSX”.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

ITEM 10

Additional Information

A.

Share Capital

Not Applicable.

B.

Memorandum and Articles of Association

1) Notice of Articles and Articles

Our Notice of Articles is on file with the British Columbia Registrar of Companies under incorporation number BC0813361.  The Notice of Articles and Articles do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

2) Directors

The number of directors of the Company is currently fixed at four (4).  A director of the Company is not required to hold shares issued by the Company.  Under the British Columbia Business Corporations Act, directors are not required to be a resident of British Columbia or Canada.  In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind,  not bankrupt, not convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless (i) the court orders otherwise; (ii) five years has elapsed since the expiration of the period set for suspension of the passing of sentence without a sentence having been passed, or the imposition of a fine, or the conclusion of the term of any imprisonment or the conclusion of the term of any probation period; and (iii) a pardon was granted or issued under the Criminal Records Act (Canada). Neither the Notice of Articles, the Articles, nor the British Columbia Business Corporations Act (the “Act”) impose any mandatory retirement requirements for directors.

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

A director or senior officer who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any director’s resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

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

3) Share Capitalization

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

4) Action Necessary to Change Rights of Shareholders

In order to change the rights of our shareholders, the Company would need to amend our Notice of Articles and Articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the common shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting. For certain amendments such as those creating a class of preferred shares, a shareholder is entitled under the British Columbia Business Corporations Act to dissent in respect of such a resolution amending the Notice of Articles and Articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of our common shares.  In addition, for certain amendments, the separate approval of holders of two-thirds of one or more classes of shares, or in some cases, of one or more series of shares, is required.

5) Meetings of Shareholders

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

6) Limitations on Right to Own Securities

Neither Canadian law nor our Notice of Articles or Articles limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act and by the Budget Implementation Act, 2009. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the enterprise value of the assets of the Company, calculated in the manner prescribed by the regulations made pursuant to the Investment Act, equaled or exceeded C$600 million. Notwithstanding the above, an investment in the common shares of the Company by a non-Canadian would be reviewable under the Investment Act, regardless of the size or value of such investment, if it were an investment to acquire direct control or to otherwise acquire all or a part of the Company, and if the Minister had reasonable grounds to believe that such investment could be injurious to national security. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

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

7) Impediments to Change of Control

There are no provisions of our Notice of Articles or our Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Shareholder Rights Plan

We have adopted an Amended and Restated Shareholder Rights Plan made as of April 22, 2008 between Forbes and Computershare Investor Services Inc. as Rights Agent.

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan.  A shareholder or any other interested party may obtain a copy of the agreement governing the Rights Plan by contacting the Corporate Secretary of the Company or by accessing it on the Company’s SEDAR profile at www.sedar.com, or by accessing it on EDGAR at www.sec.gov/edgar.shtml.

Purpose of Rights Plan

The primary objective of a rights plan is to provide the Board of Directors with sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for the Company and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

Term

The term of the Rights Plan expires 10 years from April 22, 2008, subject to the shareholders reconfirming such plan by a majority vote at every third annual meeting of the Company after its annual meeting in 2008. On this basis, the Rights Plan will be considered again at the Company’s annual meetings in 2011 and 2014 for reconfirmation. If any such approval is not obtained, the Rights Plan will then cease to have effect.

Issue of Rights

On the Effective Date of the Rights Plan, one right (“Right”) was issued and attached to each common share and will attach to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable 10 days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).

The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten business days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of common shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share of the Company on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their common shares to the take-over bid without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the shareholder to withdraw the common shares to tender to another take-over bid or to support another transaction that exceeds the value of the subject bid by 7% or more.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares and are not to be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

i.

the take-over bid must be made by way of a take-over bid circular;

ii.

the take-over bid must be made to all holders of common shares;

iii.

the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by independent shareholders have been tendered to the take-over bid and not withdrawn; and

iv.

if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) or to avoid inadvertent triggering of the Rights.

Redemption

The Board of Directors with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting may redeem the Rights at $0.000001 per common share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the holders of common shares (or the holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), fund managers (for mutual funds), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

8) Stockholder Ownership Disclosure Threshold

Our Notice of Articles and Articles do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. However, the power of the Board of Directors to issue additional Common Shares or preference shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

9) Canadian / US Differences

With respect to items 2 through 8 above, the corporation law applicable to the Company is not significantly different from that provided under the corporation law statutes in most U.S. jurisdictions.

10) Special Conditions for Changes in Capital

The conditions imposed by the Company’s Notice of Articles are not more stringent than required under the British Columbia Business Corporations Act.

C.

Material Contracts

The following is a summary of our material contracts:

Pharmavite LLC

By an agreement dated January 1, 2006, the Company entered into a Reducol™ License & Supply Agreement with Pharmavite LLC. Pursuant to the terms of the agreement, Pharmavite must purchase a certain minimum quantity of Reducol™. In accordance with the terms of the agreement, the agreement was extended for an additional year commencing July 1, 2008. The contract terminates by its terms on June 30, 2009 and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  To date, we have not received any notice of non-renewal.  Failure to renew the agreement would have a material adverse effect on our revenue.

Phyto-Source Supply Agreement

In January 2006, we entered into a supply agreement with Phyto-Source which provides for the supply to us of Reducol™ and other wood sterols for a period of 5 years.  For a further discussion of this agreement, see Item 4 - Information on the Company” – A. History and Development of the Company – Dispositions Since January 1, 2006 and Item 4 – Information on the Company – B. Business Overview – Manufacturing of ReducolTM.

Phyto-Source Sale Agreement

Pursuant to an agreement dated February, 2006, in March 2006, we sold our 50% interest in Phyto-Source for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei.  For a further description of this sale, see Item 4 Information on the Company – A. History and Development of the Company – Dispositions Since January 1, 2006.

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

Investment Agreement

On March 19, 2008, as part of our continuing reorganization plan, we entered into an agreement (the “Investment Agreement”), as amended, with a private investor (the "Investor") to reorganize Forbes Medi-Tech Operations Inc. (Old Forbes) The Investor made an initial investment of $2,960,000 in a convertible debenture of Old Forbes.   (See Item 4 - Information on the Company - A. History and Development of the Company - Other Important Events Since January 1, 2008 - Plan of Reorganization).

Convertible Debenture

On May 9, 2008, our subsidiary, Old Forbes, issued a convertible debenture for proceeds of $2,960,000 which was convertible or callable for one year to May 9, 2009.  The debenture was convertible into 20,683,685 voting common shares (representing 35% of the voting common shares after conversion) and 123,818,901 non-voting common shares (representing 100% of the non-voting common shares after conversion) of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of issue of the debenture. The convertible debenture was converted on March 18, 2009.  (See Item 4 - Information on the Company - A. History and Development of the Company - Other Important Events Since January 1, 2008 - Plan of Reorganization).

Assignment Agreement

On August 15, 2008, we entered into an agreement with Transition Therapeutics Inc. (the “Transition Agreement”) to sell, assign and transfer all of our right, title and interest in certain pharmaceutical intellectual properties. The intellectual properties were those acquired in the 2006 TheraPei transaction and further developed in our now closed San Diego based operations (See Item 4 - Information on the Company - A. History and Development of the Company – Acquisitions Since January 1, 2006 / Dispositions Since January 1, 2006).

Payment, Amendment and Release Agreement

On August 15, 2008, we entered into a Payment, Amendment and Release Agreement with the former TheraPei Stockholders (the “PAR Agreement”) in connection with our sale of assets to Transition. Pursuant to the PAR Agreement we are required to pay the former TheraPei Stockholders 20% of the amounts received by us pursuant to the Transition Agreement. (See Item 4 - Information on the Company - A. History and Development of the Company – Acquisitions Since January 1, 2006 / Dispositions Since January 1, 2006).

Transition Asset Purchase Agreement

On August 15, 2008, we entered into an agreement with Transition Therapeutics (USA) Inc. to sell capital assets located in our now closed San Diego based operations (See Item 4 - Information on the Company - A. History and Development of the Company – Acquisitions Since January 1, 2006  / Dispositions Since January 1, 2006).

Management Contracts

We have entered into employment agreements with our senior executives.   For a description of these agreements, see Item 6 Directors, Senior Management and Employees – B. Compensation.

D.

Exchange Controls

There is no governmental law or decree, regulation or other legislation in Canada that affects the export or import of capital, or the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (See “Taxation” below).  There are no limits on the rights of non-Canadians to exercise voting rights on their common shares of the Company.

E.

Taxation

U.S. Federal Income Tax Consequences

The following is a brief summary of certain material U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

Notice Pursuant To IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our common shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

Distributions on Our Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  (See more detailed discussion at “Disposition of Our Common Shares” below).  Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) our common shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it qualified as a PFIC for the taxable year ended December 31, 2008.  Although Forbes has not made a determination regarding its PFIC status for all of its prior taxable years, the Company believes that it likely qualified as a PFIC during one or more taxable years prior to 2008 (see more detailed discussion at “Passive Foreign Investment Company Rules” below).  The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in our common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of our common shares, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to common shares that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency are converted into U.S. dollars at that time.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of our common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, our common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company is a PFIC at any time during a U.S. Holder’s holding period, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

The Company generally will be considered a “PFIC” under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Gross income” generally means all revenues less cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of our common shares or income recognized by a U.S. Holder on an actual distribution received on our common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company does not believe that it qualified as a PFIC for the taxable year ended December 31, 2008.  Although Forbes has not made a determination regarding its PFIC status for all of its prior taxable years, the Company believes that it likely qualified as a PFIC during one or more taxable years prior to 2008 (see more detailed discussion at “Passive Foreign Investment Company Rules” below).  The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if  any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution paid on our common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution paid on our common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for our common shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for our common shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for our common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares. The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if our common shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for our common shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in our common shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

For each taxable year that the Company qualifies as a PFIC, the Company intends to make available to each U.S. Holder that has made a QEF Election with respect to the Company, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if our common shares are marketable stock.  Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for our common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in our common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company, and is restricted to such circumstances.

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

Disposition of Common Shares

A Holder, who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together hold or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

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

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

Not Applicable.

H.

Documents on Display

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the Commission’s Public Reference Room at One Station Place, 100 F Street NE, Washington, D.C., 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by the Company can be inspected at the offices of The NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators’ electronic filing system, SEDAR®, accessible at the web site www.sedar.com, or by accessing it on EDGAR at www.sec.gov/edgar.shtml.

I.

Subsidiary Information

Not Applicable.

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

Financial risk management

We are exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.  We do not engage in any foreign currency hedging activities.

Market risk

Currency risk

We operate internationally and are exposed to foreign exchange risk from various currencies, primarily US. dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. Our main objective in managing our foreign exchange risk is to maintain US cash on hand to support US. forecasted cash flows.  To achieve this objective we monitor forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

Balances in foreign currencies at December 31, 2008 are as follows:

	US		British
	Dollars	Euros	pounds

Cash and cash equivalents	$434,915	€40,091	£55,617
Accounts receivable	329,059	165,864	58,113
Accounts payable and accrued liabilities	(1,592,728)	(9,155)	(57,508)

	$(828,754)	€196,800	£56,222

Our measurement currency is Canadian dollars however certain of our revenues and expenses are denominated in US. dollars, the European Union Euro (“Euros”), and the Great Britain Pound (“GBP”).  Foreign currency risk reflects the risk that our earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2008 approximately 57% of our sales were made in US dollars and approximately 49% of expenses were incurred in US dollars.  With all other variables held constant, a ten percentage point increase in the value of the US dollar relative to the Canadian dollar during the year would have increased our net loss by approximately $342,000 for the year ended December 31, 2008.  During the year ended December 31, 2008 approximately 33% of our sales were made in Euros and an insignificant amount of expenses were incurred in Euros.  With all other variables held constant, a ten percentage point increase in the value of the Euro relative to the Canadian dollar would have decreased our net loss by approximately $158,000 for the year ended December 31, 2008.

During the year ended December 31, 2008 approximately 10% of our sales were made in GBP and approximately 5% of expenses were incurred in GBP.  With all other variables held constant, a ten percentage point increase in the value of the GBP relative to the Canadian dollar would have decreased our net loss by approximately $3,000 for the year ended December 31, 2008.

At December 31, 2008, we had US dollar, Euro, and GBP denominated accounts payable which are partially offset by US dollar, Euro and GBP accounts receivable.  Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss.  With all other variables held constant, a ten percentage point increase in the value of the US dollar, Euro or GBP relative to the Canadian dollar would have increased/(decreased) the net loss by approximately $83,000, ($15,700) and an insignificant amount, respectively, at December 31, 2008.

Fluctuations in the US dollar exchange rate could have a potentially significant impact on our results from operations. However, they would not impair or enhance our ability pay our foreign currency-denominated expenses as such items would be similarly affected.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose us to cash flow interest rate risk. Our cash and cash equivalents include bank accounts that earn interest at market rates. We manage our interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Our policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

In addition, although the interest rate fluctuation impacts the interest expense relating to the tenure allowance, the amount of the tenure allowance payments are a fixed amount until the end of the arrangement.  A 1% increase in the Government of Canada’s long-term bond rate would decrease the tenure allowance liability and related interest expense by approximately $103,000.

Credit risk

Credit risk is the risk of a financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Our maximum exposure to credit risk at period end is the carrying value of our cash and cash equivalents and accounts receivable. We manage credit risk by maintaining bank accounts with Schedule I banks. Cash and cash equivalents of $1,376,575 (December 31, 2007 - $5,234,043) are held with a Canadian chartered bank, an affiliated US bank and a UK bank. Our cash is not subject to any external restrictions.

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

December 31, 2008

Trade accounts receivable	$862,134
Allowance for doubtful accounts	(70,980)
Other receivables	655,407

Total accounts receivable	$1,446,561

Current	$704,869
Past due for less than:
30 days	71,003
60 days	18,486
90 days	23,642
Past due for 90 days or greater	44,135

Total trade accounts receivable, net	$862,134

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our obligations as they fall due. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2008:

	Less than	3 - 6	6-12	Greater than
	3 months	months	months	1 year

Accounts payable and accrued liabilities	$1,174,488	$-	$1,424,000	$-
Tenure allowance	16,250	16,250	32,500	1,511,250
	$1,190,738	$16,250	$1,456,500	$1,511,250

Commodity Price Sensitivity

We have secured long term supply agreements for the supply of Reducol™ and other sterol ingredients, with fixed prices through fiscal 2009. For 2010, the final year of the agreement, the annual price is determined and fixed for the year, based on market prices of similar commodities. In addition, we may source alternative supplies of the sterol products, subject to purchasing the minimum annual quantities as agreed to in the supply agreements. As we have secured this long term agreement, we do not have material exposure to commodity price risk.

ITEM 12

Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13

 Defaults, Dividend, Arrearages and Delinquencies

Not applicable.

ITEM 14

 Material Modifications to the Rights of Security Holders and Use of Proceeds

A.

Modification of Instruments Defining Rights of Security Holders

We have adopted an Amended and Restated Shareholder Rights Plan made as of April 22, 2008 between Forbes and Computershare Investor Services Inc. as Rights Agent.  (See Item 10 – Additional Information  – B. Memorandum and Articles of Association  7) Impediments to Change of Control - Shareholder Rights Plan and See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.).

B.

Modification or Issuance of Other Class of Securities

Not applicable.

C.

Withdrawal or Substitution of Security

Not applicable.

D.

Change of Trustee or Paying Agent

Not applicable.

E.

Use of Proceeds

Not applicable.

ITEM 15T Controls and Procedures

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

To assist management in the discharge of these responsibilities, the Company maintains a system of internal control over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" below.

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

A.

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

B.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

The Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

C.

Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16

[Reserved]

Item 16A.

Audit Committee Financial Expert

Our Board of Directors has determined that Nitin Kaushal satisfies the requirements of an audit committee financial expert pursuant to the criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit Committee.  Our Board of Directors has determined that Mr. Kaushal meets the requirements for independence as currently in effect under the rules and requirements of Rule 10A-3 of the Exchange Act, The NASDAQ Capital Market.

Item 16B.

Code Of Ethics

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

Item 16C.

Principal Accountant Fees And Services

The aggregate fees billed our independent auditor, KPMG LLP for the years ended December 31, 2008 and December 31, 2007 are set forth below:

	Years ended December 31
	2008	2007
Audit Fees	$269,135	$172,355
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	17,894
All Other Fees	Nil	Nil
Total	$269,135	$190,249

"Audit Fees" are the aggregate fees billed by KPMG LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services including review of statutory filings and registration statements containing the Company’s consolidated annual and interim financial statements that are provided in connection with audit services.

"Audit-Related Fees" are the aggregate fees billed by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees."

"Tax Fees" are the aggregate fees billed for professional services rendered by KPMG LLP for tax compliance and tax advice on actual or contemplated transactions.

No fees were paid to KPMG LLP for services that would be disclosed under the category "All Other Fees", as defined in Item 16C of Form 20-F

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

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.

Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.

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

In addition, the Company may from time to time seek relief from NASDAQ corporate governance requirements on specific transactions.

PART III

ITEM 17

Financial Statements

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18

Financial Statements

The Consolidated Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 25 to the Consolidated Financial Statements.

The Financial Statements and related schedules attached hereto are included in this Item and form part of this Annual Report:

•

Independent Registered Public Accounting Firm Auditors’ Report to the Shareholders;

•

Consolidated Balance Sheets as at December 31, 2008 and 2007;

•

Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended December 31, 2008, 2007 and 2006;

•

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006; and

•

Notes to the Consolidated Financial Statements.

ITEM 19

Exhibits

Exhibit No.	Description

1.1(1)	Certificate of Name Change dated February 27, 2008
1.2(1)	Certificate of Incorporation dated January 10, 2008
1.3(1)	Articles of the Company dated January 10, 2008
1.4(2)	Court Order and Plan of Arrangement dated February 15, 2008
1.5(14)	Notice of Articles of the Company dated May 23, 2008
2.1(14)	Amended and Restated Shareholder Rights Plan Agreement made as of April 22, 2008
2.2(6)	2007 Stock Option Plan
4.1*(4)	License Agreement with UBC (re: Phytosterols) dated July 4, 1995
4.10(5)	Inc. Separate and various Registration purchasers Rights of Agreements our Series B dated Convertible October Preferred 25, 2004 Shares between Forbes Medi-Tech
4.11(5)	Class D Warrant Certificates
4.12(3)	Settlement Agreement dated May 26, 2004 between Forbes Medi-Tech Inc., Tazdin Esmail and Vestco Enterprises Inc.
4.13(12)	Amended and Restated Employment Agreement with Charles Butt dated September 8, 2004
4.14(12)	Amended and Restated Employment Agreement with Jeff Motley dated January 1, 2005
4.15(12)	Amended and Restated Employment Agreement with Laura Wessman dated January 1, 2005
4.17*(11)	Employment Agreement with John Nestor dated October 25, 2006
4.18(12)	Amended and Restated Employment Agreement with David Goold dated January 1, 2006
4.19	Amended and Restated Employment Agreement with David Stewart dated January 1, 2005
4.20*(11)	License & Supply Agreement with Pharmavite LLC dated January 1, 2006
4.21*(11)	Supply Agreement with Phyto-Source dated January 1, 2006
4.22(7)	Limited Partnership and Membership Interest Purchase Agreement with Chusei Oil Co. Ltd. dated February 22, 2006

4.25*	Investment Agreement with Matco Capital Ltd. dated March 19, 2008
4.26*	Convertible Debenture issued by Old Forbes to Matco Capital Ltd. dated May 9, 2008
4.28(13)	Asset Purchase Agreement with Transition dated August 15, 2008
4.29(13)	Assignment Agreement with Transition dated August 15, 2008
4.30	Payment, Amendment and Release Agreement with the TheraPei Stockholders dated August 15, 2008
8.1	List of Subsidiaries See Item 4 Information on the Company - C. Organizational Structure
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6(10)	Code of Ethics
99.7	Audit Committee Charter

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

 (9)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 2, 2008.

(10)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 3, 2006.

(11)  Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended December 31, 2006 submitted to the SEC on April 4, 2007.

(12) Incorporated herein by reference from the Exhibits to the Company’s Amended Report on Form 20-F/A for the year ended December 31, 2006 submitted to the SEC on April 5, 2007.

(13)  Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on August 25, 2008.

(14)  Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on May 27, 2008.

* The Company has requested and / or received confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORBES MEDI-TECH INC.
(Registrant)
(signed) “Charles Butt”
CHARLES BUTT, CHIEF EXECUTIVE OFFICER

Dated:   March 30, 2009

Consolidated Financial Statements
(Expressed in Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2008, 2007 and 2006

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

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" on page 14 of the December 31, 2008 Management‘s Discussion and Analysis.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Forbes Medi-Tech Inc.

We have audited the accompanying consolidated balance sheets of Forbes Medi-Tech Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forbes Medi-Tech Inc. and its subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 25 to the consolidated financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 6, 2009, except for note 26 which is as of March 18, 2009

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$1,376,575	$5,234,043
Accounts receivable (note 8)	1,446,561	1,276,885
Inventories (note 9)	5,992,748	5,316,785
Prepaid expenses and deposits	241,784	224,204
	9,057,668	12,051,917

Capital Assets (note 10)	139,843	386,979
Other assets (note 12)	18,376	511,946

	$9,215,887	$12,950,842

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 13)	$2,598,488	$2,294,199
Income tax liability	6,838	30,678
Convertible debenture (note 6)	2,856,272
Current portion tenure allowance payable (note 15(a))	65,000	54,167
	5,526,598	2,379,044

Long-term liabilities:
Tenure allowance (note 15(a))	1,005,029	939,729
	6,531,627	3,318,773

Equity component of subsidiary’s convertible debenture (note 6)	398,615	―

Shareholders’ equity:
Share capital (note 14(c))	2,720,992	101,026,525
Contributed surplus (note 14(b))	10,026,964	9,875,356
Deficit	(10,462,311)	(101,269,812)
	2,285,645	9,632,069

	$9,215,887	$12,950,842

Nature of operations (note 1)

Going concern (note 2)

Commitments and contractual obligations (notes 15, 21 and 24(a))

Related party transactions (note 18)

Subsequent events (note 26)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Joe Dunne”		“Nitin Kaushal”
	Director		Director
JOE DUNNE		NITIN KAUSHAL

FORBES MEDI-TECH INC.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue:
Sales	$7,839,674	$8,847,117	$5,963,919
Licensing	4,097	57,324	151,605
Phytosterol revenues	7,843,771	8,904,441	6,115,524
Cost of sales	7,542,878	9,154,915	5,857,363
	300,893	(250,474)	258,161

Expenses:
General and administrative	5,281,976	4,875,102	6,018,393
Marketing, sales and product development	1,527,766	1,605,985	2,761,566
Nutraceutical research, development and support	1,213,554	1,774,932	2,914,933
Depreciation and amortization	75,584	160,178	143,111
Foreign exchange loss (gain)	(456,027)	1,431,069	389,590
	7,642,853	9,847,266	12,227,593
Loss from continuing operations	(7,341,960)	(10,097,740)	(11,969,432)

Other income (expenses):
Interest and other	168,930	456,924	1,126,413
Impairment charge for capital assets	―	(92,848)	―
	168,930	364,076	1,126,413
Loss from continuing operations for the year before taxes	(7,173,030)	(9,733,664)	(10,843,019)

Current income tax recovery / (expense) (note 20(a))	(16,538)	491,454	(158,103)

Net loss from continuing operations for the year	(7,189,568)	(9,242,210)	(11,001,122)

Discontinued Operations (note 24)
(Loss) / income from discontinued operations, net of income tax	(462,931)	(2,440,918)	157,634

Net loss and comprehensive loss for the year	(7,652,499)	(11,683,128)	(10,843,488)

Deficit, beginning of year	(101,269,812)	(89,586,684)	(78,743,196)
Reduction of deficit and stated share capital	98,460,000	―	―

Deficit, end of year	$(10,462,311)	$(101,269,812)	$(89,586,684)

Weighted average number of common shares outstanding	4,865,131	4,800,923	4,675,047

Basic and diluted loss per share from continuing operations	$(1.48)	$(1.92)	$(2.35)

Basic and diluted (loss) / income per share from discontinued operations	$(0.09)	$(0.51)	$0.03

Basic and diluted loss per share	$(1.57)	$(2.43)	$(2.32)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):
Operations:
Net loss for the year	$(7,652,499)	$(11,683,128)	$(10,843,488)
Adjustment for:

Depreciation and amortization	86,617	213,007	149,565
Amortization of deferred license revenues	―	(57,324)	(114,636)
Impairment charge for goodwill, intellectual property and capital assets	―	759,047	―
Stock-based compensation	151,608	958,324	1,818,646
Amortization of capitalized financing fees	―	―	25,962
Accretion of interest	294,887	―	116,725
Loss on disposal of fixed assets	73,288	―	1,193
Income from discontinued operations, net of taxes	―	―	(29,248)
Gain on disposal of discontinued operations, net of taxes	(767,603)	―	(6,958,310)
Net change in non-cash operating items (note 16)	(119,859)	(290,871)	(2,012,610)
Net cash used in continuing operations	(7,933,561)	(10,100,945)	(17,846,201)

Net cash used in discontinued operations	―	―	(5,214,278)
	(7,933,561)	(10,100,945)	(23,060,479)

Investments:
Acquisition of property, plant and equipment	(9,885)	(98,695)	(174,452)
Proceeds from long-term note receivable	98,559	140,075	131,285
Proceeds on disposal of Phyto-Source manufacturing joint venture	―	―	28,935,000
Net proceeds on disposal of discontinued operations	1,016,966	―	―
Acquisition of intangible/other assets	―	―	(435,873)
Proceeds on disposal of fixed assets	10,453	―	300
	1,116,093	41,380	28,456,260
Financing:
Debenture	2,960,000	―	―
Issuance of common shares	―	6,600	922,638
Decrease in long-term liabilities from discontinued operations	―	―	(329,771)
	2,960,000	6,600	592,867

Increase / (decrease) in cash and cash equivalents	(3,857,468)	(10,052,965)	5,988,648

Cash and cash equivalents, beginning of year	5,234,043	15,287,008	9,298,360

Cash and cash equivalents, end of year	$1,376,575	$5,234,043	$15,287,008

Supplementary information (note 17)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

1.

Nature of operations:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a life sciences company focused on evidence-base nutritional solutions.  Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements.  The company has operations in the nutraceutical/functional food ingredient market in the USA, Europe and other international markets.

The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical industry is subject to substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

2.

Going Concern:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has sustained continuing losses since its formation and at December 31, 2008 had a deficit of $10,462,311. As part of a corporate restructuring, in May 2008 the Company made a decision to discontinue its pharmaceutical research and development programs and to focus on its nutraceutical operations. In August 2008, the Company completed an agreement for the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1,054,400 (US $1,000,000) in cash paid at closing to the Company with potential future payments of up to US $6,000,000 payable in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement

The Company’s management believes sufficient financial resources exist to fund operations into the fourth quarter of 2009.  The Company’s management is considering all financing alternatives and may seek to raise additional funds for operations from potential investors.  There is no assurance that such funding will be available or obtained on favorable terms.

The Company's future operations are completely dependent upon its ability to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds. If the Company cannot complete one or more of these in 2009, the Company will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.  While these consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern, the above matters raise substantial doubt about the Company's ability to continue to operate as currently structured.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

3.

Plan of Arrangement and Reorganization:

(a)

Plan of arrangement:

On February 14, 2008 at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement").  On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequent to the Arrangement, Old Forbes changed its name from "Forbes Medi-Tech Operations Inc." to "3887685 Canada Inc."

These consolidated financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in Old Forbes. These consolidated financial statements reflect the pre-reorganization historical results of Old Forbes with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable; which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(b)

Plan of reorganization:

On May 12, 2008, the Company, completed a Plan of Reorganization (the “Plan”) for spinning out Old Forbes. Under the Plan, Old Forbes business, transferable assets and liabilities and contractual arrangements, including all cash and cash equivalents, all intellectual property, products, technology and partnership arrangements were transferred to the Company. As the Company and Old Forbes remained under common control immediately following the Plan, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For reporting purposes, the Company is considered to have continued Old Forbes business and will include the historical operating results of Old Forbes. Old Forbes former management team and employees are now employed by the Company where they have assumed the same positions they occupied in Old Forbes prior to completion of the Plan.

Effective May 12, 2008, as a result of the Plan, Old Forbes exited the biopharmaceutical and nutraceutical business and has no substantive operations remaining. The Old Forbes shareholders approved a change in business of this Company and it pursued other business opportunities (note 26).

Concurrent with and as part of the Plan, Old Forbes issued a convertible debenture to a private investor (the “Investor”) for $2,960,000 in cash (note 6).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

3.

Plan of Arrangement and Reorganization (continued):

(b)

Plan of reorganization (continued):

As a condition of the Plan, with effect as of April 30, 2008, all assets, liabilities and operations of a wholly owned subsidiary, Forbes Research and Manufacturing Inc., were wound up into Old Forbes and Forbes Research and Manufacturing Inc. was dissolved under section 210 of the Canada Business Corporations Act.

Additionally, subject to certain conditions, the Investor has agreed that the Company will receive a minimum of $800,000 from these other opportunities within one year of closing of the transaction (note 26).

4.

Changes in accounting standards:

(a)

Current year adoption of new accounting standards:

Effective on January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

i)

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 22.

ii)

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  This accounting standard was applied retrospectively; however, there was no material impact on prior period financial statements requiring restatement by adopting the new standard. The additional disclosure requirements are contained in note 9.

iii)

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. Disclosure requirements pertaining to Section 3862 are contained in note 23. Adoption of Section 3863 had no impact on the Company’s financial instrument related presentation disclosure.

iv)

For the year ended December 31, 2008, the Company early adopted the new recommendations of the CICA Emerging Issues Committee as described in Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value of derivative instruments. The Company adopted this standard effective January 1, 2008 and it had no material effect on opening balances.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

4.

Changes in accounting standards (continued):

(b)   Future changes in accounting standards:

(i)

International financial reporting standards:

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be December 31, 2011. The transition date for the Company will be January 1, 2011 and may require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)

Business combinations:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

(iii)

Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

(iv)

Non-controlling interests:

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

5.

Significant accounting policies:

(a)

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, 3887685 Canada Inc. (Old Forbes), Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

 (b)

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.  Cash and cash equivalents are carried at fair value and are designated as held for trading.

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

5.

Significant accounting policies (continued):

(e)

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

(f)

Research and development:

All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets certain criteria for deferral and amortization.  No development costs have been deferred to date.

(g)

Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(h)

Cost of sales:

Cost of sales includes all costs pertaining to the sales of marketable nutraceutical products, costs related to the manufacturing, and any revaluation of inventory.

(i)

Marketing and product development:

Marketing include all costs pertaining to all costs related to identifying and developing a market for the Company’s products. Product development includes all costs related to the development and upscaling of the Company’s product lines.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

5.

Significant accounting policies (continued):

 (j)

Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received.  During the year ended December 31, 2008, the Company received $nil (2007 – $20,000) of government assistance which has been offset against research and development expense.

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

(n)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 15(b)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

5.

Significant accounting policies (continued):

(o)

Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, approximate their fair values due to their short terms to maturity.  The carrying value of the tenure allowance and the long-term note receivable, both stated at amortized cost, are equal to their respective fair values being the present value of future payments discounted at the current market rate of interest.  The life insurance cash surrender value is carried at fair value and is designated as held for trading.  At December 31, 2008, the carrying amount of the convertible debenture is stated at amortized cost and amounts to $2,856,272.  The fair value of the convertible debenture, determined as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 25% for the expected life of the debenture, amounted to $2,792,915.

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

(q)

Accretion of interest:

The carrying value of the Convertible Debenture is accreted to the estimated redemption value using the effective yield method through charges to income over the period up to the redemption date.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

6.

Convertible Debenture:

The convertible debenture was issued May 9, 2008 by 3887685 Canada Inc. (“Old Forbes”), a wholly owned subsidiary of the Company, and is convertible or callable for one year to May 9, 2009. The convertible debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes.

For accounting purposes, this convertible debenture is considered to have both a debt and equity component, as the convertible debenture is convertible into shares of a subsidiary company, the equity component of $398,615 is recorded as equity component of subsidiary’s convertible debenture and relates to the fair value of the call option and to the embedded conversion feature at the date of issuance of the debenture.   The fair value of the liability component was calculated as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 15% for the period from May 9, 2008 for the expected remaining life of the debenture.  The fair value of the equity component was calculated as the issue price of the debenture less the fair value of the liability component.  The carrying value of the liability portion is being accreted to its redemption value of $2,960,000, over a period from the date of issuance to its estimated conversion date of date of March 31, 2009, or until conversion of the convertible debenture into common shares of the Old Forbes. Interest accretion of $294,885 is charged to the statement of operations as interest expense for the year ended December 31, 2008.  The transactions costs associated with the convertible debenture have been expensed as incurred.  The convertible debenture was converted after year end (Note 26).

7.

Reduction of Deficit and Stated Share Capital:

As a condition of implementing the Arrangement (Note 3(a)), the Company reduced its stated Share Capital and Deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of the Company was greater than the aggregate of its liabilities and stated Share Capital (as amended). After the reduction of the stated capital, the stated capital was $2,566,525.

8.

Accounts receivable:

	2008	2007

Trade receivables	$791,154	$788,485
Other sales taxes recoverable	138,780	114,087
Other receivables	516,627	374,313

	$1,446,561	$1,276,885

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

9.

Inventories:

	2008	2007

Raw materials, supplies and work in progress	$2,332,049	$1,948,667
Finished goods	3,907,699	3,818,118
	6,239,748	5,766,785
Valuation allowances	(247,000)	(450,000)
	$5,992,748	$5,316,785

During the year ended December 31, 2008, changes in raw materials and finished goods recognized as cost of sales amounted to $6,712,878 (December 31, 2007, - $8,313,915).  During the year ended December 31, 2008, reversal of valuation allowances to write down inventories to net realizable value amounted to $nil (December 31, 2007 - $nil).  During the year ended December 31, 2008 the valuation allowances on inventories amounted to $247,000 (December 31, 2007 - $450,000).  Write-downs and reversals are included in cost of sales.

10.  Capital assets:

		Accumulated		Net book
2008	Cost	amortization		value

Leasehold improvements	$66,162	$(66,162)	$	―
Office equipment	139,639	(79,266)		60,373
Computer equipment and software	279,656	(200,186)		79,470

	$485,457	$(345,614)		$139,843

		Accumulated		Net book
2007	Cost	amortization		value

Leasehold improvements	$208,522	$(208,522)	$	―
Laboratory equipment	241,327	(71,250)		170,077
Office equipment	190,910	(106,785)		84,125
Computer equipment and software	325,960	(193,183)		132,777

	$966,719	$(579,740)		$386,979

Amortization expense amounted to $67,352 in the year ended December 31, 2008 (2007 - $151,720, 2006 - $141,576).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

11.

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

 Forbes-Fayrefield has arranged a €300,000 line of credit to support the operations. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 2.5%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2008, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in the venture operations:

	December 31	December 31
	2008	2007

Assets
Current assets	$205,362	$260,888
Office equipment	3,781	5,954

	$209,143	$266,842
Liabilities
Accounts payable, overdraft and accrued liabilities	$87,822	$150,301

Equity	$121,321	$116,541

	2008	2007

Earnings
Revenue	$732,069	$1,129,693
Cost of goods sold	651,791	995,278
Expenses	75,498	69,892

Net earnings	$4,780	$64,523

	2008	2007

Cash Flow
Operating activities	$59,482	$37,299
Financing activities	-	-
Investing activities	-	(5,471)

Increase in cash flow	$59,482	$31,828

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

12.  Other assets:

		Accumulated	Net book
2008	Cost	amortization	value

Capitalized license fees	$46,100	(46,100)	$-
Restricted cash funds in trust account			18,376

			$18,376

		Accumulated	Net book
2007	Cost	amortization	value

Intellectual property	$338,580	$(338,580)	$-
Capitalized license fees	46,100	(37,868)	8,232
	384,680	(376,448)	8,232

Note receivable, long-term portion			98,559
Life insurance cash surrender value			389,391
Restricted cash funds in trust account			15,764

			$511,946

Amortization expense amounted to $8,232 in the year ended December 31, 2008 (2007 - $8,458, 2006 - $1,535).

13.

Accounts payable and accrued liabilities:

	2008	2007

Trade payables	$910,501	$1,367,772
Other payables	263,987	535,427
Provision for loss on inventory purchase commitment	1,424,000	391,000

	$2,598,488	$2,294,199

In the year ended December 31, 2008, $1,033,000 (2007 - $391,000) was charged to cost of sales as a result of recognizing the provision for loss on purchase commitments for inventory.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value and 50,000,000 preferred shares without par value.  Of the preferred shares, 10,000,000 have been designated the Series A Convertible Preferred Shares and 6,000 have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares in 2006. As explained in note 3(a), descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(b)

Contributed surplus relating to:

	2008	2007
Surplus relating to stock compensation, warrants and options associated with common shares (note 14(c))	$8,152,755	$8,001,147
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209
	$10,026,964	$9,875,356

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14.  Share capital (continued):

(c)

Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common	Amount	Amount
	Shares

Balance, December 31, 2005	4,265,302	$94,790,369	$5,680,214

Issued during the year upon:
Exercise of stock options for cash proceeds	39,188	509,923	-
Exercise of warrants for cash proceeds	25,084	412,445	-
Exercise of warrants on a cashless basis	4,288	-	-
Employee stock based compensation expense	-	-	1,588,734
Non-employee stock based compensation expense	-	-	229,912
Transfer from contributed surplus for options exercised:
Employee stock-options	-	353,852	(353,852)
Non-employee stock-options	-	75,909	(75,909)
Conversion of Series B Preferred Shares	454,545	4,938,184	-
Amortization of capitalized financing fees on
Amortization of capitalized financing fees on conversion of Series B Convertible Preferred Shares	-	(357,129)	-
Issuance of shares pursuant to purchase agreement	11,834	270,096	-
Balance, December 31, 2006	4,800,241	100,993,649	7,069,099

Issued during the year upon:
Exercise of stock options for cash proceeds	1,250	6,600	-
Employee stock based compensation expense	-	-	839,851
Non-employee stock based compensation expense	-	-	118,473
Transfer from contributed surplus for options exercised:
Non-employee stock-options	-	26,276	(26,276)

Balance, December 31, 2007	4,801,491	101,026,525	8,001,147
Issuance of common shares pursuant to agreement (note 24)	168,322	154,467	-
Employee stock based compensation expense	-	-	149,947
Non-employee stock based compensation expense	-	-	1,661
Reductions of stated share capital (note 7)	-	(98,460,000)	-
Balance, December 31, 2008	4,969,813	$2,720,992	$8,152,755

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14.  Share capital (continued):

(d)

Share purchase warrants

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at December 31, 2008 and expire on October 26, 2010.

(e)

Option Plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At December 31, 2008, the Company could grant options for up to 496,981 common shares.

(f)

Outstanding Options:

The aggregate intrinsic values of all vested stock options outstanding at December 31, 2008, 2007 and 2006 were $nil, $nil and $7,600, respectively. The total fair value of stock options that vested during the year ended December 31, 2008, 2007 and 2006 were $93,612, $362,719 and $2,237,154, respectively. The weighted average grant-date “fair values” of stock options granted during the years ended December 31, 2008, 2007 and 2006 were $0.57, $0.33 and $1.06 per option, respectively.  The total intrinsic values of the stock options exercised during the years ended December 31, 2008, 2007 and 2006 were $nil, $1,100 and $340,086 respectively.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14. Share capital (continued):

(f)

Outstanding Options (continued):

Stock options outstanding as at December 31, 2008:

	Options outstanding			Options exercisable
	Number			Number
	outstanding at	Weighted	Weighted	exercisable at	Weighted
Range of	December 31,	average remaining	average	December 31,	average
Exercise prices	2008	contractual life	exercise price	2008	exercise price

$ < 1.00	155,500	4.50	$0.97	155,500	$0.97
$ 1.00 - $ 7.28	7,900	3.25	$6.54	7,800	$6.55
$ 8.00	263,315	3.22	$8.00	254,506	$8.00

	426,715	3.69	$5.41	417,806	$5.36

Company's Stock Option Plan as at and changes for the years ended December 31, 2008, 2007 and 2006:

		Weighted
	Number of	Average
	Optioned	Exercise
	Shares	Price
Balance, December 31, 2005	611,587	$19.36

Options granted	120,625	20.24
Options exercised	(39,188)	13.04
Options forfeited	(121,573)	22.00

Balance, December 31, 2006	571,451	19.36
Options granted	88,937	8.00
Options exercised	―	―
Options forfeited	(75,156)	15.44

Balance, April 12, 2007	585,232	18.16
Options cancelled due to adoption of New Plan	(475,203)	20.08
Options issued on adoption of New Plan	271,438	8.00
Options granted	9,088	6.24
Options exercised	(1,250)	5.28
Options forfeited	(12,619)	17.92

Balance, December 31, 2007	367,686	7.93
Options granted	156,000	0.97
Options forfeited	(96,971)	7.81

Balance, December 31, 2008	426,715	$5.41

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14. Share capital (continued):

(f)

Outstanding Options (continued):

A summary of the non-vested stock options as at and changes for the year ended December 31, 2008 are as follows:

	Options outstanding			Non-vested options
		Weighted	Weighted		Weighted
		average	average		Average
		exercise	years to		Grant date
	Shares	price	expiration	Shares	fair value
Outstanding,
beginning of year	367,686	$7.93	4.18	50,349	$3.28
Granted	156,000	0.97	4.50	―	―
Exercised	―	―	―	―	―
Forfeited	(96,971)	7.81	3.08	(13,278)	3.17
Vested				(28,163)	3.32
Outstanding at
December 31,2008	426,715	$5.41	3.69	8,909	$3.29
Options exercisable	417,806	$5.36	3.63	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on December 31, 2008 of $0.23 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

(g)

Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2008, 2007 and 2006 is summarized below:

	2008	2007	2006
Employee stock-based compensation expense	$149,947	$839,851	$1,588,734
Non-employee stock-based compensation expense	1,661	118,473	229,912
	$151,608	$958,324	$1,818,646

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14. Share capital (continued):

(g)

Stock Based Compensation (continued):

For the years ended December 31, 2008, 2007 and 2006, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	2008	2007	2006

Nutraceutical research, development and support	$28,733	$350,121	$820,530
General and administrative	92,023	418,909	684,033
Marketing, sales and product development	30,852	189,294	314,083

	$151,608	$958,324	$1,818,646

At December 31, 2008 there is a balance of $6,721 of unamortized stock based compensation expense, which will be recognized over the next 3 months on a weighted-average basis.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected volatility	114%	81%	60%
Risk-free interest rate	2.9%	4.5%	4.3%
Expected lives	2 years	2 years	2 years

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14.  Share capital (continued):

(g)

Stock Based Compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected volatility	114%	81%	60%
Risk-free interest rate	2.9%	4.5%	4.3%
Expected lives	4 years	4 years	4 years

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

15.

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

The Company is obligated to pay $65,000 per annum for 25 years, which began March 1, 2008.  As at December 31, 2008 the current portion of the tenure allowance is $65,000 and the long-term portion is $1,005,029.  As the tenure allowance has not been fully funded, the net interest accretion expense on the allowance for the year ended December 31, 2008 is $109,433 (2007 – $48,832; 2006 – $(18,115)).  The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

15.

Commitments, contractual obligations and contingencies (continued):

 (b)

University of British Columbia:

Pursuant to a license agreement with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to  certain technology related to the preparation and purification of phytosterols from tall oil soap.  The Company may be required to issue to UBC up to 3,125 shares after the sale of any products derived from this technology.  In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5%.

 (c)

Legal claims:

The Company is subject to a legal claim arising from a disagreement with a former employee.  The Company analyzed the legal proceeding and allegations of this claim.  The outcome of this proceeding is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

16.  Net change in non-cash operating items:

	2008	2007	2006

Accounts receivable	$(169,676)	$268,738	$(376,758)
Inventories	(675,963)	776,054	(4,827,908)
Prepaid expenses and deposits	(17,580)	374,050	2,152,245
Accounts payable and accrued liabilities	304,289	(1,191,820)	1,576,021
Deferred revenues	―	―	171,960
Current income tax liability	(23,840)	(508,411)	(647,506)
Decrease (increase) in life insurance cash surrender value	389,390	(33,290)	(88,153)
Increase in tenure liability	76,133	39,572	27,489
Other	(2,612)	(15,764)	―
	$(119,859)	$(290,871)	$(2,012,610)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

17.  Supplementary cash flow information:

	2008	2007	2006

Supplementary cash flow information:
Interest paid	$1	$2,598	$1,075
Income taxes paid	39,132	12,271	8,327,000
Interest paid- discontinued operations	―	―	18,179
Non-cash financing and investing activities:
Issuance of common shares on disposal of discontinued operations (Note 24(a))	154,467	―	―
Transfer from contributed surplus for options exercised	―	26,276	429,761
Conversion of preferred shares to common shares	―	―	4,581,054
Issuance of shares pursuant to purchase agreement	―	―	270,096

18.

Related party transactions:

During the years ended December 31, 2008, 2007 and 2006, the Company paid or accrued for legal services to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary is a partner, amounts of $122,200, $203,585 and $229,350, respectively.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses.

19.

Concentration of sales and segmented disclosure:

For the year ended December 31, 2008, the majority of the Company’s revenue was generated from four customers (year ended December 31, 2007 – four customers, year ended December 31, 2006 – four customers).  Customer A accounted for 47% (2007 – 40%, 2006 – 38%), Customer B accounted for 20% (2007 – 15%, 2006 – 7%), Customer C accounted for 11% (2007 – 10%, 2006 – 7%), and Customer D accounted for 9% (2007 – 13%, 2006 – 12%) of revenue.  51% of sales are recorded in the USA, 48% of sales are recorded in Europe and the balance in rest of the world.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States and the European Union.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

As of December 31, 2008, 2007 and 2006, the Company’s long-lived assets used in continuing operations are primarily located in Canada.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

20.

Income taxes

(a)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense using a 31.00%,  (2007 – 34.12%, 2006 – 34.12%), statutory rate is:

	2008	2007	2006

Income tax recovery at statutory rates	$(2,223,639)	$(3,321,127)	$(3,687,564)
Change in valuation allowance	260,158	(5,929,087)	5,031,795
Impact of substantially enacted income tax rate on the valuation allowance	852,862	8,357,000	―
Permanent differences and other	1,127,157	401,760	(1,186,128)

Income tax expense (recovery)	$16,538	$(491,454)	$158,103

(b) The tax effects of temporary differences that give rise to significant components of the future income tax assets are presented below:

		2008		2007
Future tax assets:

Non-capital loss carry-forwards		$14,268,765		$13,471,761
Research and development expenditures		8,943,658		9,276,367
Property, plant and equipment and intangible assets		1,038,551		1,267,643
Share issue costs		41,629		131,664
Other		278,208		163,217
Total gross future tax assets		24,570,811		24,310,652

Valuation allowance		(24,570,811)		(24,310,652)

Total future tax assets	$	―	$	―

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

The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company.  The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated.  As at December 31, 2008, no provisions have been made in the financial statements for any estimated tax liability.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

20.

Income taxes (continued):

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2008, the Company has accumulated scientific research and experimental development expenditures in the amount of $34,398,700 (2007 – $34,398,700) available for carry-forward indefinitely.  The Company also has accumulated approximately $7,096,900 (2007 – $7,096,900) of unclaimed federal investment tax credits.  The Company also has accumulated non-capital losses in the amount of $53,424,500 (2007 – $49,110,200). The investment tax credits and Canadian non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
Year of expiry

2009	―	1,687,001
2010	―	3,105,947
2014	―	4,475,822
2015	―	11,005,080
2017	264,842	―
2018	989,788	―
2019	1,872,325	―
2020	2,145,331	―
2021	337,685	―
2022	297,503	―
2023	186,787	―
2024	496,231	―
2025	506,442	―
2026	―	15,884,672
2027	―	9,822,897
2028	―	7,334,135
	$7,096,934	$53,424,554

Of these balances, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits are attributable to our wholly owned subsidiary company, 3887685 Canada Inc (Old Forbes).

Subsequent to the end of the year, Old Forbes was disposed of and as a result, these tax attributes will no longer be available for utilization by the Company (note 26).

The Company also has net operating loss carryforwards for U.S. federal and state income tax purposes of approximately $1,112,900 (US$908,700) which begin to expire in 2014.  Due to the change in control of the subsidiary company, now known as Forbes Medi-Tech (Research) Inc., during the year ended December 31, 2006, the future utilization of certain net operating loss carryforwards that were incurred by this subsidiary prior to the acquisition by the Company, will be restricted and subject to annual limitations.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

21.  Lease commitments:

The Company is committed under operating lease agreements for premises and office equipment, for lease payments in the following amounts:

2009	320,507
2010	320,507
2011	24,508
2012	24,508
2013 and thereafter	14,296
$704,326

22.

Capital risk management:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprising of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its research activities, to pursue its Nutraceutical commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2008.

As at December 31, 2008 total managed capital shareholders’ equity was $2,285,645.

23.

Financial risk management:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

23.

Financial risk management (continued):

 (a) Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

Balances in foreign currencies at December 31, 2008 are as follows:

	US		British
	dollars	Euros	pounds

Cash and cash equivalents	$434,915	€40,091	£55,617
Accounts receivable	329,059	165,864	58,113
Accounts payable and accrued liabilities	(1,592,728)	(9,155)	(57,508)

	$(828,754)	€196,800	£56,222

The Company’s measurement currency is Canadian dollars however certain of the Company’s revenues and expenses are denominated in US dollars, the European Union Euro (“Euros”), and the Great Britain Pound (“GBP”).  Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2008 approximately 59% of the Company’s sales were made in US dollars and approximately 49% of expenses were incurred in US dollars.  With all other variables held constant, a ten percentage point increase in the value of the US dollar relative to the Canadian dollar during the year would have increased the net loss by approximately $405,000 for the year ended December 31, 2008.  During the year ended December 31, 2008 approximately 32% of the Company’s sales were made in Euros and an insignificant amount of expenses were incurred in Euros.  With all other variables held constant, a ten percentage point increase in the value of the Euro relative to the Canadian dollar would have decreased the net loss by approximately $158,000 for the year ended December 31, 2008.

During the year ended December 31, 2008 approximately 9% of the Company’s sales were made in GBP and approximately 4% of expenses were incurred in GBP.  With all other variables held constant, a ten percentage point increase in the value of the GBP relative to the Canadian dollar would have decreased the net loss by approximately $3,000 for the year ended December 31, 2008.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

23.

Financial risk management (continued):

(a) Market risk (continued):

(i) Currency risk: (continued)

At December 31, 2008, the Company had US dollar, Euro, and GBP denominated accounts payable which are partially offset by US dollar, Euro and GBP accounts receivable.  Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss.  With all other variables held constant, a ten percentage point increase in the value of the US dollar, Euro and GBP relative to the Canadian dollar would have increased/(decreased) the net loss by approximately $126,000, ($15,700) and an insignificant amount, respectively, at December 31, 2008

Fluctuations in the US dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

(ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

In addition, although the interest rate fluctuation impacts the interest expense relating to the tenure allowance, the amount of the tenure allowance payments are a fixed amount until the end of the arrangement.  A 1% increase in the Government of Canada’s long-term bond rate would decrease the tenure allowance liability and related interest expense by $103,246.

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. Cash and cash equivalents of $1,376,575 (December 31, 2007 - $5,234,043) are held with a Canadian chartered bank, an affiliated US bank and a UK bank. The Company's cash is not subject to any external restrictions.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

23.

Financial risk management (continued):

(b) Credit risk (continued):

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

December 31, 2008

Trade accounts receivable	$862,134
Allowance for doubtful accounts	(70,980)
Other receivables	655,407

Total accounts receivable	$1,446,561

Current	$704,869
Past due for less than:
30 days	45,230
60 days	44,259
90 days	23,642
Past due for 90 days or greater	44,135

Total trade accounts receivable, net	$862,134

In the year ended December 31, 2008, $70,980 (2007 - $nil, 2006 - $nil) was the year end allowance for doubtful accounts balance.

Other accounts receivable include amounts for use tax receivable and the current portion of a note receivable and the Company believes that the risk of collection of such receivables is low because government agencies carry low credit risk and personal guarantees are in place for the note receivable.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

23.

Financial risk management (continued):

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2008:

	Less than		3 - 6	6-12		Greater than
	3 months		months	months		1 year

Accounts payable and accrued liabilities	$1,174,488	$	―	$1,424,000	$	―
Tenure allowance	16,250		16,250	32,500		1,511,250
	$1,190,738		$16,250	$1,456,500		$1,511,250

The Company has a convertible debenture balance at December 31, 2008 of the amount of $2,960,000 that may be payable by Old Forbes on demand on or before May 9, 2009 (note 6 and 26).

24.

Discontinued operations:

The following tables reflect our (loss) / income from discontinued operations relating to our pharmaceutical research and in Phyto-Source for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

a) Discontinued Operations –
Pharmaceuticals Research &
Development

Loss from discontinued operations	$(1,230,534)	$(2,440,918)	$(6,829,923)
Gain on disposal of discontinued operations	767,603	―	―

b) Discontinued Operations –
Phyto-Source

Income from discontinued operations	―	―	29,248
Gain on disposal of discontinued operations	―	―	6,958,309

(Loss) / gain from discontinued operations	$(462,931)	$(2,440,918)	$157,634

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

24.

Discontinued operations (continued):

a)  Discontinued Operations – Pharmaceuticals Research & Development

In May 2008, the Company announced its decision to discontinue its pharmaceutical research and development programs and to focus on its nutraceutical operations. Accordingly, all expenses, related to the pharmaceutical research and development programs have been classified as discontinued operations for 2008, 2007 and 2006.   The Company did not generate any revenue from its discontinued pharmaceutical R&D programs.

In August 2008, the Company completed an agreement for the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1,054,400 (US $1,000,000) in cash paid at closing to the Company with potential future payments of up to US $6,000,000 payable in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement.

The proceeds from sale included $959,504 (US $910,000) for intellectual property less payments to former shareholders of TheraPei Pharmaceuticals Inc. (TPP), of $191,901 (US $182,000) which comprised of 168,322 Forbes’ common shares valued at $154,467 (US $145,600) and cash of $38,613 (US $36,400) for a gain of $767,603 (US $728,000).  Under the terms of the agreement with the former TPP shareholders, the value of the 168,322 common shares issued was determined based on the average of the Nasdaq stock exchange high and low trading price of Forbes common shares on the closing date.  Also, the proceeds of sale included $94,896 (US $90,000) for capital assets, which resulted in a loss of $1,145 (US $1,086).  Under the terms of the agreement with the former TPP shareholders, 20% of contingent future payments received from the sale, as noted above, will be paid to the former TPP shareholders on a basis of 80% Forbes’ shares and 20% cash.

The following tables reflect our loss / (income) from discontinued operations relating to our pharmaceutical research and development programs for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Expenses
Pharmaceutical administrative	$133,044	$245,216	$93,868
Pharmaceutical research & development	1,097,490	1,529,504	6,736,055
Write-down of assets	―	666,198	―

Loss from discontinued operations	$(1,230,534)	$(2,440,918)	$(6,829,923)

Gain on disposal of discontinued operations	$767,603	―	―

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

24.

Discontinued operations (continued):

b)  Discontinued Operations – Phyto-Source

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto- Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd.  The sales price was US$25,000,000 in cash (Cdn$28,935,000 based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,958,309 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697,000 $134,000 in transaction fees,  $7,243,000 in income tax expense, less $845,000 in a future tax liability reversal.

The following tables reflect the Company’s proportionate share of the Phyto-Source operations for the year ended December 31, 2006 summarized below. The results for 2006 are from January 1, 2006 to March 14, 2006 (date of disposal).

2006
Revenue	$2,489,925
Expenses
Cost of goods sold	1,564,223
General and administrative	192,551
Depreciation and amortization	287,240
2,044,014
Net income before taxes	445,911
Current income tax	416,663

Income from discontinued operations	$29,248
Gain on disposal of discontinued operations	$6,958,309

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

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

The fair value of the non-employee stock options granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 14 (g).

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

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles:

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

(b)

Reduction of Stated Share Capital and Deficit:

Under United States GAAP, reductions in Stated Share Capital and Accumulated Deficit are not permitted. Under Canadian GAAP, the Stated Share Capital and Deficit was reduced as explained in Note 7.

(c)

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

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in its joint venture, in Forbes-Fayrefield, are disclosed in note 11.

 (d)

Convertible debenture:

As described in Note 3(b), on March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize a wholly owned subsidiary company, 3887685 Canada Inc. (“Old Forbes"). Old Forbes issued a convertible debenture to the Investor for proceeds of $2,960,000.

Under United States GAAP, debt issued by a consolidated subsidiary that is convertible into that subsidiary's stock is accounted for in accordance with as a combined instrument. No portion of the proceeds from the issuance of the convertible debt is attributable to the conversion feature, since the convertible debt was not issued with a beneficial conversion feature. The Company has recorded this convertible debenture for U.S. GAAP purposes at the issue price of $2,960,000.

Under Canadian GAAP, the convertible debenture is considered to have both a debt and equity component, and is classified as non-controlling interest on the “Equity component of subsidiary’s convertible debenture”, as described in Note 6.

(e)

Share issuance costs:

Under United States GAAP, share issuance costs pertaining to the beneficial conversion feature are recorded as deferred financing costs and are amortized over the maturity period.  Under Canadian GAAP, the share issuance costs are charged to equity.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles (continued):

(f)

Impact of differences:

(i)  Consolidated statement of operations and comprehensive loss and deficit:

	2008	2007	2006

Net loss in accordance with Canadian GAAP	$(7,652,499)	$(11,683,128)	$(10,843,488)

Difference in interest accretion (note 25(d))	294,887	―	―
Amortization of capitalized financing fee (note 25(e))	―	―	(37,244)
Net loss and comprehensive income in accordance with United States GAAP	(7,357,612)	(11,683,128)	(10,880,732)
Deficit, beginning of period, United States GAAP	(97,916,860)	(86,233,732)	(75,353,000)
Deficit, end of period, United States GAAP	$(105,274,472)	$(97,916,860)	$(86,233,732)
Weighted average number of shares outstanding	4,865,131	4,800,923	4,675,047
Basic and diluted loss per share	$(1.51)	$(2.43)	$(2.33)

(ii)

Consolidated balance sheet:

	2008		2007
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$9,057,668	$9,057,668	$12,051,917	$12,051,917
Capital assets	139,843	139,843	386,979	386,979

Intangible and other assets	18,376	18,376	511,946	511,946

Current and Long-term liabilities	6,531,627	6,635,355	3,318,773	3,318,773

Equity Component of subsidiary’s
convertible debenture	398,615	―	―	―

Shareholders’ equity:
Common Shares	2,720,992	100,218,121	101,026,525	100,063,654
Contributed Surplus	10,026,964	7,636,883	9,875,356	7,485,275
Deficit	(10,462,311)	(105,274,472)	(101,269,812)	(97,916,860)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles (continued):

(g)

Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

 (i)  Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(iii)  Other disclosure items:

	2008	2007	2006

Depreciation	$67,352	$151,720	$141,576
Amortization	8,232	8,458	1,535

Depreciation-discontinued operations	11,032	18,971	$151,811
Amortization- discontinued operations	―	33,858	141,883

Operating lease expense	$337,985	$338,907	$320,962
Operating lease expense – discontinued operations	99,215	―	―

(h)

Recent accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”), replacing SFAS No. 141, “Business Combinations”. SFAS 141R revises existing accounting guidance for how an acquirer recognizes and measures in its financial statements the identifiable assets, liabilities, any noncontrolling interests, and goodwill acquired on acquisition of businesses. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company plans to adopt the provisions of SFAS 141R on January 1, 2009. The adoption of SFAS 141R would impact the accounting for business combinations completed by the Company on or after January 1, 2009.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles (continued):

(h)

Recent accounting pronouncements (continued):

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the treatment of noncontrolling interests in a subsidiary. Noncontrolling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained noncontrolling equity investment upon deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company plans to adopt the provisions of SFAS 160 on January 1, 2009.  SFAS 160 is not expected to have a material impact on the company’s results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement 133” (“SFAS 161”). SFAS 161 requires expanded and enhanced disclosure for derivative instruments, including those used in hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company plans to adopt the provisions of SFAS 161 on January 1, 2009. The Company is currently assessing the impact of the adoption of SFAS 161 on its consolidated financial statement disclosures.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS 142-3”). FSP SFAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP SFAS 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The Company plans to adopt the provisions of FSP SFAS 142-3 on January 1, 2009. The Company is currently assessing the impact of the adoption of FSP SFAS 142-3 on its results of operations and financial condition.

The Financial Accounting Standards Board (“FASB”) Statement No. 157 (“FASB No. 157”), Fair Value Measurements, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. FASB No. 157 also expands disclosures about fair value measurements in the financial statements. On February 12, 2008, the FASB issued FASB Staff Position 157-2 (“FSP 157-2”), Effective Date of FASB Statement No. 157, which delays the effective date of FASB No. 157 for one year, for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company elected a partial deferral of FASB No. 157 under the provisions of FSP 157-2 related to the measurement of fair value used when initially measuring non-financial assets and nonfinancial liabilities in a business combination, evaluating goodwill, other intangible assets, wireless licences and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of implementing FSP 157-2, effective January 1, 2009, is not expected to be material to the Company’s financial statements. The impact of partially adopting FASB No. 157 effective January 1, 2008 was not material to the Company’s financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles (continued):

(h)

Recent accounting pronouncements (continued):

On October 10, 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which clarifies the application of FASB No.157 in a Market that is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of this FSP did not have any impact on the Company.

Effective January 1, 2008, FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS No. 115 (“FASB No. 159”), was adopted by the Company. This statement permits but does not require the Company to measure financial instruments and certain other items at fair value. As the Company did not elect to fair value any of its financial instruments under the provisions of FASB No. 159, the adoption of this statement did not have an impact on the Company’s financial statements.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under Issue 00-19.

The consensus addresses the following issues:

•

How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

•

How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

•

How an issuer should account for market-based employee stock option valuation instruments.

The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

As described in note 14 (d), the Company has a balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at December 31, 2008 and expire on October 26, 2010.  Under EITF 07-5, and effective January 1, 2009, the Company would be required under United States GAAP to reclassify the warrants out of equity and into liabilities, and record the warrants at fair value.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

26.  Subsequent events:

Subsequent to December 31, 2008, the Company’s subsidiary, Old Forbes retained GMP Securities L.P. and a syndicate of agents in connection with an offering of Voting Common Shares to the public (the "Offering").

On February 6, 2009, the board of directors of Old Forbes passed resolutions which 1) changed the name of Old Forbes to Deans Knight Income Corporation, 2) cancelled the stock option plan and 3) cancelled the authorized, but unissued preferred shares.

On March 9, 2009, Deans Knight Income Corporation filed a final prospectus relating to the Offering of these securities. The Offering was for a minimum of 7,500,000 Voting Common Shares at a price of $10 per share for gross proceeds of a minimum $75,000,000.

On March 18, 2009, the Offering was completed with the issue of 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900.

As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes (see note 6) exercised the conversion feature of the Convertible Debenture.

As a result of the completion of the Offering and the conversion of the Convertible debenture the Company’s ownership in Deans Knight Income Corporation was diluted from 100% to approximately 1%. This dilution resulted in a dilution gain of approximately $3,700,000. The Company’s remaining interest in Deans Knight Income Corporation is valued at approximately $800,000 which the Company expects to realize by May 2009, as part of its agreement with the holder of the convertible debenture.

Also, as a result of the completion of the above noted transactions, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to Old Forbes will no longer be available for utilization by the Company.

