Form 20-F
period 2009-12-31
Forbes Medi-Tech Inc.
filed 2010-04-06
CIK 1087477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 000-30076

FORBES MEDI-TECH INC.
(Exact name of Registrant as specified in its charter)

British Columbia
(Jurisdiction of incorporation or organization)

200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

David Goold
200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
Telephone:  1-604-689-5899 Fax: 1-604-689-7641
 (Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, without par value	Name of each exchange on which registered Pink OTC Markets (“Pink Sheets”)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

4,969,813 Common Shares as at December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

☐  Item 17       ☒  Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

FORBES MEDI-TECH INC.

FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

PART I       1

ITEM 1                   Identity of Directors, Senior Management and Advisers  1
ITEM 2                   Offer Statistics and Expected Timetable       1
ITEM 3                     Key Information   1
ITEM 4                   Information on the Company   13
ITEM 5                   Operating and Financial Review and Prospects  25
ITEM 6                   Directors, Senior Management and Employees 37
ITEM 7                   Major Shareholders and Related Party Transactions  51
ITEM 8                   Financial Information  52
ITEM 9                   The Offer and Listing  55
ITEM 10                 Additional Information   57
ITEM 11                 Quantitative and Qualitative Disclosures About Market Risk  71
ITEM 12                 Description of Securities Other than Equity Securities    73

PART II   74

ITEM 13                    Defaults, Dividend, Arrearages and Delinquencies    74
ITEM 14                    Material Modifications to the Rights of Security Holders and Use of Proceeds    74
ITEM 15T                 Controls and Procedures  74
ITEM 16                    [Reserved]   76
Item 16A.                  Audit Committee Financial Expert  76
Item 16B.                  Code Of Ethics      76
Item 16C.                  Principal Accountant Fees And Services  76
Item 16D.                  Exemptions from the Listing Standards for Audit Committee  77
Item 16E.                  Purchases of Equity Securities by the Issuer and Affiliated Purchasers  77
Item 16F.                  Changes in Registrant’s Certifying Accountant  77
Item 16G.                  Corporate Governance   77

PART III  77
ITEM 17                    Financial Statements  77
ITEM 18                    Financial Statements   77
ITEM 19                    Exhibits  77

INTRODUCTION

Forbes Medi-Tech Inc. is organized under the British Columbia Business Corporations Act. In this Annual Report, the “Company”, “Forbes”, “we”, “our” and “us” refer to Forbes Medi-Tech Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal corporate offices are located at Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number is (604) 689 – 5899 and our website address is www.forbesmedi.com..

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

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements about Forbes Medi-Tech Inc., which are intended to be covered by the safe harbor for “forward-looking statements” provided by the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Any document that has been filed or will be filed with the United States Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (the “OSC”) or the British Columbia Securities Commission (the “BCSC”) also may include forward-looking statements and information. Other written or oral forward-looking statements and information have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements and information are statements and information that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking information as defined under applicable Canadian securities laws means “disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection”.  Forward-looking statements and information generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.
The forward-looking statements and information in this Annual Report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company, including without limitation:

v

•	uncertainty as to our ability to achieve the goals and satisfy assumptions of management;
•
our need to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds in the first half of 2010 and if unable to do so, our need to consider additional strategic alternatives which may include asset sales, winding up,  liquidation or dissolution;

•
uncertainty as to our ability to continue operations, as indicated by the going concern qualification contained in our Independent Registered Public Accounting Firm’s Auditors’ Report to the Shareholders;

•	the need to control costs and the possibility of unanticipated expenses;
•	our dependence on a few customers;
•	research and development risks;
•	the need for regulatory approvals to market our products in various countries, either with specific label claims or at all;
•	uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third party purchasers;
•	uncertainty related to the performance of contract obligations by buyers of products;
•	uncertainty as to the market acceptance of our products and our ability to generate projected sales volumes and product prices;
•	uncertainties as to the volume and timing of sales of our products;
•	risks associated with our patents and other intellectual property;
•	the possibility that we will pursue additional development projects or other business opportunities;
•	our potential need to develop additional formulations for the incorporation of our phytosterols into various types of dietary supplements or food products in order to meet new customer requirements;
•	the risk that our objectives will not be met within the time lines we expect or at all;
•	the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars and the Euro; and
•	other factors identified under the heading “Risk Factors” in this Annual Report, and those that are discussed or identified in our other public filings on EDGAR and SEDAR.

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

Old Forbes or Forbes Operations or FMTO	Forbes Medi-Tech Operations Inc., a former wholly-owned subsidiary of Forbes. See Item 4 -- Information on the Company – A. History and Development of the Company – Forbes Medi-Tech Inc.
Forbes Research	Forbes Medi-Tech (Research) Inc., a wholly-owned subsidiary of Forbes USA.
Forbes USA	Forbes Medi-Tech (USA) Inc., a wholly-owned subsidiary of Forbes .
Functional Foods	Conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease.
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
New Forbes
Forbes Medi-Tech Inc., incorporated pursuant to the British Columbia Business Corporations Act effective January 10, 2008 under the name 0813361 B.C. Ltd., and subsequently renamed Forbes Medi-Tech Inc. effective February 27, 2008.  See Item 4 -- Information on the Company – A. History and Development of the Company – Forbes Medi-Tech Inc.

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

TheraPei
TheraPei Pharmaceuticals, Inc., of San Diego, California, acquired by Forbes in October 2006 and renamed Forbes Medi-Tech (Research), Inc.  See Item 4 – Information on the Company – A. History and Development of the Company – Dispositions Since January 1, 2007.

therapeutic	For treating a disease.
toxicity	The quality of being poisonous.
triglycerides
A dietary fat transported in blood as fatty acid esters of the alcohol glycerol.  Triglycerides are carried through the blood stream to the tissues where released fatty acids serve as a source of energy. Dietary fat is the primary source of triglycerides.

UBC	University of British Columbia located in Vancouver, British Columbia, Canada.
up-scaling	Taking a small scale laboratory-scale biological or chemical process and increasing its physical scale.
US or U.S.	United States of America.
TheraPei Stockholders	TheraPei selling shareholders. See Item 4 – Information on the Company – A. History and Development of the Company – Dispositions Since January 1, 2007

PART I

ITEM 1     Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2     Offer Statistics and Expected Timetable

 Not Applicable.

ITEM 3     Key Information

A.           Selected Financial Data

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For reconciliation to accounting principles generally accepted in the United States see Note 26 to the consolidated financial statements for the year ended December 31, 2009, and the years ended December 31, 2008 and 2007.  The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report.  The selected financial data is expressed in Canadian dollars.

	Year ended	Year ended	Year ended	Year ended	Year ended
Canadian GAAP unless otherwise noted (Expressed in '000's , except per share information)	31-Dec-09	31-Dec-08	31-Dec-07	31-Dec-06	31-Dec-05

Phytosterol revenues	$4,626	$7,844	$8,904	$6,115	$4,020
Loss from continuing operations	(3,385)	(7,342)	(10,098)	(11,969)	(8,765)
Other income	4,277	169	364	1,126	461
Income tax recovery (expense)	(765)	(17)	492	(158)	–
Net income / (loss) from continuing operations	$127	$(7,190)	$(9,242)	$(11,001)	$(8,304)

(Loss) / income from discontinued operations, net of tax expense	–	(463)	(2,441)	158	(4,502)

Net income / (loss) and comprehensive income / (loss)	$127	$(7,653)	$(11,683)	$(10,843)	$(12,806)

Net (loss) and comprehensive (loss) in accordance with US GAAP	$(244)	$(7,358)	$(11,683)	$(10,881)	$(11,062)

Weighted average number of shares used to calculate (loss) income per share, basic	4,970	4,865	4,801	4,675	4,257
Weighted average number of shares used to calculate (loss) income per share, diluted	5,033	4,865	4,801	4,675	4,257
Income / (loss) per share from continuing operations
Basic	$0.03	$(1.48)	$(1.92)	$(2.35)	$(1.95)
Diluted	$0.03	$(1.48)	$(1.92)	$(2.35)	$(1.95)
(Loss) / income per share from discontinued operations
Basic	$–	$(0.09)	$(0.51)	$0.03	$(1.06)
Diluted	$–	$(0.09)	$(0.51)	$0.03	$(1.06)
Net income (loss) per share
Basic	$0.03	$(1.57)	$(2.43)	$(2.32)	$(3.01)
Diluted	$0.03	$(1.57)	$(2.43)	$(2.32)	$(3.01)

Basic income (loss) per share in accordance with US GAAP	$(0.05)	$(1.51)	$(2.43)	$(2.33)	$(2.60)
Diluted income (loss) per share in accordance with US GAAP	$(0.05)	$(1.51)	$(2.43)	$(2.33)	$(2.60)

Total assets
Canadian GAAP	$4,697	$9,216	$12,951	$25,387	$35,975
US GAAP	4,623	9,216	12,951	25,387	36,485

Total Liabilities
Canadian GAAP	$2,269	$6,531	$3,319	$5,037	$7,552
US GAAP	2,275	6,640	3,319	5,037	7,552

Equity component of subsidiary’s convertible debenture
Canadian GAAP	–	$399	–	–	–
US GAAP	–	–	–	–	–

Liability component of preferred shares
Canadian GAAP	–	–	–	–	$2,341
US GAAP	–	–	–	–	2,268

Shareholders Equity- Canadian GAAP
Common shares	$2 ,721	$2,721	$101,027	$100,994	$94,790
Contributed surplus	10,043	10,027	9,875	8,943	7,554
Equity component of preferred shares	–	–	–	–	2,481
Deficit	(10,336)	(10,462)	(101,270)	(89,587)	(78,743)

Shareholders Equity- US GAAP
Common shares	$100,218	$100,218	$100,064	$100,031	$93,827
Contributed surplus	7,653	7,637	7,485	6,553	5,710
Equity component of preferred shares	–	–	–	–	2,481
Deficit	(105,523)	(105,279)	(97,917)	(86,234)	(75,353)

Currency Exchange Rates

Our accounts are maintained in Canadian dollars. In this Annual Report all currency references are expressed in Canadian dollars ($) unless otherwise indicated. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the conversion of Canadian dollars into United States dollars, based on the Bank of Canada nominal noon buying rate.  The noon buying rate on March 29, 2010 as reported by the Bank of Canada for the purchase of one United States dollar with Canadian Dollars was Cdn$1.0203 (US$1.00 = Cdn$1.0203).

US Dollars per Canadian Dollar

Fiscal Year Ended December 31
	2009	2008	2007	2006	2005
Average for period	0.8757	0.9381	0.9309	0.8818	0.8254
End of period	0.9555	0.8170	1.0120	0.8582	0.8579

US Dollars per Canadian Dollar

	February 2010	January 2010	December 2009	November 2009	October 2009	September 2009
Low for the Month	0.9316	0.9384	0.9334	0.9282	0.9221	0.9038
High for the Month	0.9597	0.9755	0.9611	0.9560	0.9716	0.9422

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Note Applicable.

D.           Risk Factors

We are subject to significant risks and past performance is no guarantee of future performance.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list of factors may not be exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time. We cannot predict such risk factors, nor can the impact of such risk factors on our business, , if any, be assessed or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements or information.  Accordingly, forward-looking statements or information should not be relied upon as a prediction of actual results.

The following summarizes what we believe are the major risks and uncertainties we currently face:

General Corporate Risks

Need for Additional Funds / M&A Transaction    We will need to obtain additional financing, or a suitable merger, acquisition or other strategic combination transaction (an “M&A transaction”), by the end of the second quarter of 2010 in order to carry on our business as a going concern.  We believe our capital resources are adequate to fund operations through the second quarter of fiscal 2010.  This belief is based on a number of factors and assumptions, and includes the assumption that our expenditures will not exceed those currently planned, that there will be no material change to our relationships with our largest customers, and our revenues for the first half of 2010 will meet or exceed our expectations.  There can be no assurance that such assumptions and factors will be realized or met.  We have no external sources of liquidity such as lines of credit (excluding the line of credit in Forbes-Fayrefield, which is restricted to use by that entity). Forbes-Fayrefield has a € 50,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 1.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2009, € nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.)  While management is considering all financing alternatives, the market for both debt and equity financings for companies such as ours has always been challenging.  We are continuing to focus our efforts on obtaining a suitable M&A transaction.  Our future operations are completely dependent upon our ability to complete a suitable M&A transaction. If we cannot secure additional funds or complete a suitable M&A transaction,, we will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation. The above matters raise substantial doubt about our ability to continue to operate as currently structured.

Going Concern  Our financial statements are prepared on a going concern basis, which assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

We have sustained continuing operating losses since our formation and at December 31, 2009 had cash of $1,329,000.  Management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010.  This view is based on a number of factors and assumptions and includes the assumption that our expenditures will not exceed those currently planned, and that our revenues will meet or exceed our expectations.

Our future operations are completely dependent upon our ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds.  The market for any of these activities for companies such as ours has always been challenging.  The outcome of these matters cannot be predicted at this time. Any possible strategic transactions to define our future may require shareholder approval. If we are unable to close on a strategic transaction before we exhaust our available financial resources, then we may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation. The Report Of Independent Registered Public Accounting Firm attached contains a going concern paragraph.

We have a History of Losses   We have a history of losses, including a net loss from continuing operations before other income / expenses and taxes, of $3,385,000 for the financial year ended December 31 2009. For the fiscal year ended December 31, 2008, we reported a net loss from continuing operations before other income / expenses and taxes, of $7,342,000 and for the financial year ended December 31, 2007, we reported a net loss from continuing operations before other income / expenses and taxes, of $10,098,000.  We anticipate that we will continue to incur losses during fiscal 2010.

Future Revenues and Profitability are Uncertain  Our financial results may fluctuate, and our future revenue and profitability are uncertain. During the past three years our revenue has declined from $8,847,117 for our fiscal year ended December 31, 2007, to $7,839,674 for our fiscal year ended December 31, 2008, to $4,624,082 for our fiscal year ended December 31, 2009.  There is no guarantee that our revenue will increase in the foreseeable future.

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

Global Economic Downturn  The general global economic downturn may continue to have a negative effect on demand by consumers and others for functional foods and dietary supplements, which would in turn have a negative affect on the markets for our products.  Such a negative effect could reduce our future revenues from sales of ReducolTM and other phytosterol products.  We are dependent upon completion of an M&A transaction to continue as a going concern.
Need for Growth and / or Merger & Acquisition Opportunities  Our aim is to expand our sales of Reducol™ and other value-added products, and to diversify our product line with new types of nutraceutical products, however, there is no assurance that our resources will be able to adequately respond to support such growth or that there will exist a demand for such growth by our current and proposed customers.   We also intend to build a nutraceutical base through merger and acquisition opportunities, which may not materialize.

Dependence upon Key Personnel  Our key management employees include Charles Butt, Chief Executive Officer and President; David Goold, Chief Financial Officer, and Laura Wessman, Senior Vice President, Operations. These key management employees are primarily responsible for our day to day operations, and we believe our ability to continue operations, increase sales, and complete a suitable M&A transaction or secure additional financing will depend, in large part, upon our ability to retain our key management employees and to attract and retain additional highly qualified management personnel.  Our employment agreements with our key management employees permit such employees to terminate their employment on three months’ notice, in the case of Charles Butt, otherwise on thirty days’ notice. If we lose the services of any our key personnel, we may be unable to replace them, which could have a material adverse effect on our business, financial condition, and ability to continue as a going concern.

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

No National Exchange Listing  On February 18, 2010, our common shares were delisted from the NASDAQ Stock Market and on September 11, 2009, our common shares were delisted from the TSX.  Consequently, there is no recognized national exchange on which are common shares are listed and actively traded.  Our common shares are quoted on the Pink Sheets electronic quotation service, operated by Pink OTC Markets Inc., but as a result of the delisting from the NASDAQ Stock Market and TSX, there is limited volume in our common shares.

Our common shares are considered penny stock  Rule 15g-9 of the Securities Exchange Act of 1934, as amended, generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.

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

OPERATIONAL RISKS

Dependence Upon a Few Customers and Products  During the year ended December 31, 2009, we had phytosterol revenues of $4,626,000, most of which was revenue from sales with a small portion ($2,000) attributable to licensing revenues.  Most of our revenue was earned from sales of phytosterols to four customers.  We anticipate that we will be dependent on these customers for most of our revenues for the fiscal year ending December 31, 2010.  Any material change in the relationship with such customers or in the demand for our phytosterol products will have a material effect on our business and results of operations. Our contract for the sale of Reducol™ to Pharmavite, one of our primary customers, will end in June, 2010, and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  While we have not received any non-renewal notice to date, there can be no assurance that this contract will be renewed.  Failure to renew or otherwise extend this contract will have a material adverse effect on our product sales and revenue, and on the sustainability of our operations and ability to continue.  In addition, our product line is currently limited to Reducol™ and other phytosterol products as cholesterol-lowering ingredients or products.    Any decreases in consumer demand in Europe or lack of increase in consumer demand, particularly in the U.S., for phytosterol-containing consumer products, whether due to general economic market conditions, a change in public perception about nutraceuticals in general or phytosterol-containing products in particular, or other factors, would also have a material adverse on our product sales and revenue, and on the sustainability of our operations and ability to continue.

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
We anticipate that we will face increased competition in the future as new products enter the market. There can be no assurance that existing products or new products developed by our competitors will not be more effective, or more effectively marketed and sold, than any that may be developed or sold by us. Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.
The dietary supplement market is very competitive as well as highly fragmented due to the diverse nature of the supplements available. According to the Nutrition Business Journal, dietary supplement manufacturers include companies such as Royal Numico, Pfizer (formerly Wyeth), Bayer and Bristol Myers Squibb/Mead Johnson.

Risks Related to Strategic Relationships  We are dependent upon strategic relationships, and in particular, on our main processor of ReducolTM to manufacture product for supply to our customers.    The breakdown of our relationships with our strategic partners may have a negative effect on our future revenues and business, and such negative effect could be material.   However, in the case of our ReducolTM , processor, we believe that in the event that they were unable to provide us with required supplies, we have the technology and resources to engage another potential supplier in a timely manner and to use then existing inventories to support our product sales.
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

Even if we are successful in securing manufacture of sufficient products for our clinical studies, product formulation work, up-scaling experiments and commercial production, we expect to rely on the efforts of contract manufacturers and third-party manufacturers to produce our products.  Contract manufacturers may not be available or, if obtained, may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies.  Any such failure would adversely affect our business.

Factors beyond our control could cause interruption in operations at the ReducolTM manufacturing facilities, or at other contract manufacturing facilities, which could adversely affect our ability to supply our customers and in turn could adversely affect our reputation in the marketplace and our business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within our control or that of our contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions.  These facilities could also suffer interruption, suspension of operations or closure due to global economic conditions, including the tightening of the credit markets, reduced business or loss of business from other customers, or failure to obtain required quantities of raw materials and other supplies from suppliers also suffering due to the economic crisis.  Any significant interruptions in operations could interrupt our ability to supply our customers, which in turn could subject us to lawsuits, damage our reputation in the marketplace and have a material adverse impact on our business and our ability to continue current operations.

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

Development of Additional Nutraceutical Products  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market nutraceutical products in addition to Reducol™ and our other phytosterol products. There can be no assurance that we will successfully develop other products.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the emerging nutraceutical industry which is highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

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

Risks Related to Clinical Claims and Studies

Clinical claims regarding the efficacy of our products can be advantageous to distinguish finished nutraceutical products from their conventional counterparts.  Clinical studies of Reducol™ conducted by or for us in the US, Europe and Canada have demonstrated a significant LDL cholesterol lowering effect, between 10 to 15%, using various food matrices such as vegetable spreads and oils, yogurts, chocolate, and milk drinks.  These studies have been conducted under particular test conditions and parameters and there can be no assurance that results achieved in studies conducted by or for us will be achieved in other studies with different conditions and/or parameters.  Clinical studies proving the efficacy of our phytosterols in a wide variety of foods, beverages and dietary supplements have not yet been completed, and there can be no assurance that sufficient efficacy will be demonstrated in any particular product, if required to support commercialization of that product.  In addition, further studies may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, or in order to support health claims made by us or our customers.  There can be no assurance that future clinical studies as required by regulatory authorities will result in required regulatory approvals.  Failure to obtain such approval may have an adverse effect on our business, and such effect could be material.

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

Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.  In particular, but without limitation, failure to meet our obligations under the Pharmavite License & Supply Agreement and the Forbes-Fayrefield Joint Venture Agreement may adversely affect our assets and business. (See Item 10 - Additional Information – C. Material Contracts).  Alternatively, failure on the part of the other party to each material contract to meet their respective obligations may also adversely affect our operations and finances.  There exists the possibility that any or all of our material contracts may be renegotiated, amended, terminated, or not renewed, and there is no guarantee that such action will be favourable to us.

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

ITEM 4      Information on the Company

We are a life sciences company focused on evidence-based nutritional solutions. We provide value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements, or nutraceuticals. We successfully developed and commercialized our Reducol™ plant sterol blend, which has undergone clinical studies in various food matrices and has been shown to lower "LDL" cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, we help our customers to develop private label and branded products.

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

Our principal acquisitions and dispositions, and principal capital expenditures from continuing operations, since the beginning of our last three financial years to date, and certain important events in our development since January 1, 2009, were as follows:

Acquisitions since January 1, 2007

Not Applicable.

Dispositions since January 1, 2007

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

We originally acquired these pharmaceutical assets in October 2006 as part of our acquisition of TheraPei Pharmaceuticals, Inc. (“TheraPei”). In October 2006, we acquired 100% of TheraPei, and subsequently changed the name of TheraPei to Forbes Medi-Tech (Research) Inc. (“Forbes Research”). TheraPei was a privately held company formed with technology ‘spun-out’ of Sequenom, Inc. and is focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases.

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

Deans Knight Income Corporation
In February 2009, we announced that 3887685 Canada Inc., whose name was changed to “Deans Knight Income Corporation” (“Deans Knight”) on February 6, 2009, had filed a prospectus in connection with a public offering (the “Offering”).  On March 18, 2009, the Offering was completed with Deans Knight issuing 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900.  As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes, exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the Convertible Debenture, our ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a dilution gain of approximately $4,148,000.  Our remaining interest in Deans Knight was valued at approximately $789,000 which we disposed of in April 2009, to the original Investor, for proceeds of $789,000.

Other Principal Capital Expenditures Since January 1, 2007

For the years ended December 31, 2009, 2008, and 2007, we acquired capital assets, for continuing operations, in the amounts of $nil, $10,000, and $99,000,  respectively, primarily for office equipment and furniture and leasehold improvements.

Other Important Events Since January 1, 2009

Reducol™
We have contracted with Pharmavite, LLC for the sale of Reducol™ since 2002.  Pharmavite incorporates Reducol™ into one of its leading dietary supplements, Nature Made’s® Cholest-Off™.  In March, 2003, we announced that we had extended our supply and licensing contract with Pharmavite for up to three years, and on June 11, 2009 we announced that we had again extended our supply and licensing contract with Pharmavite until mid 2010.  Under the terms of the agreement, the contract is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  While we have not received notice of non-renewal to date, there can be no assurance that the contract will be further renewed or otherwise extended.

In October 2009, we announced that the European Union had approved a health claim for plant sterols in free or esterified form.

In December 2009, we announced the launch of Del Monte Heart Smart Pineapple Juice containing Reducol™ in the Philippines.

NASDAQ
On January 22, 2008 we received a NASDAQ Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market. Following a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination and a subsequent extension request, we were afforded until June 30, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement. We regained compliance on June 17, 2008.

On September 19, 2008, we announced that we had received a NASDAQ Staff Deficiency Letter dated September 19, 2008 indicating that the bid price for our common stock has closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). NASDAQ provided us with 180 calendar days, or until March 18, 2009, to regain compliance with this rule.

In October 2008, we announced that we had received a letter from The NASDAQ Stock Market stating that with an effective date of October 16, 2008, NASDAQ had decided to temporarily suspend enforcement of the minimum bid price and minimum market value of publicly held shares rules, given the extraordinary market conditions. In January 2009, we announced that NASDAQ had extended its suspension of the bid price and market value of publicly held shares requirements. Additional extensions were announced by NASDAQ on March 23, 2009 and July 13, 2009. As a result of these extensions, our compliance deadline was extended to January 4, 2010.

On April 14, 2009 we received a NASDAQ Staff Deficiency Letter indicating that we did not meet the minimum requirements regarding stockholders’ equity for continued listing on the NASDAQ Capital Market as required by Listing Rule 5550(b)(1). We submitted a letter demonstrating our plan to meet compliance with the requirements and after reporting stockholders’ equity as of March 31, 2009 of $5,290,947, or approximately US $4,200,000, NASDAQ issued us a NASDAQ Staff Letter dated May 15, 2009 confirming that we once again met the minimum requirements regarding stockholders’ equity (US$2,500,000) for continued listing on the NASDAQ Capital Market.

In January 2010, we received a Nasdaq Staff Deficiency Letter indicating that we did not meet the NASDAQ initial listing standard set forth in Listing Rule 5505 and unless we requested an appeal of the Staff’s determination, our common shares would be suspended at the opening of business on January 15, 2010, and a Form 25-NSE would be filed with the Securities and Exchange Commission which would remove our common shares from listing and registration on The NASDAQ Stock Market. On January 14, 2010 we announced that we had provided the NASDAQ with a notice of appeal of the NASDAQ Staff Deficiency determination to a Hearings Panel (“Panel”). On February 16, 2010 we received notice that the Panel had reviewed our appeal and had determined to delist our common shares from The NASDAQ Stock Market, effective with the open of business on February 18, 2010.

We were advised by Pink OTC Markets Inc, which operates an electronic quotation service for securities traded over-the-counter, commonly known as the Pink Sheets, that our common shares were immediately eligible for quotation effective with the open of business on February 18, 2010.  Our common shares continue to trade on the Pink Sheet under the symbol FMTI.

TSX
On January 14, 2009, we announced that we had received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX was reviewing the eligibility of our common shares for continued listing on the TSX. The delisting review announced by the TSX related to our market capitalization, which had fallen below the designated TSX threshold. Pursuant to the TSX's Remedial Review Process, we were given 210 days -- until August 12, 2009 -- to regain compliance with the TSX continued listing requirements.

On August 12, 2009, we announced that we had received notice from the TSX that our common shares would be delisted at the close of market on September 11, 2009. The delisting decision announced by the TSX related to the Company’s market capitalization, which remained below the TSX designated minimum, $3,000,000 market capitalization threshold for continued listing. On September 11, 2009, as we had not regained compliance with the TSX listing requirements, we were delisted from the TSX.

B.           Business Overview

We are a life sciences company focused on evidence-based nutritional solutions. We provide value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements, or nutraceuticals. We successfully developed and commercialized Reducol™, a proprietary plant sterol and stanol blend, which has undergone clinical studies in various food matrices and has been shown to lower "LDL" cholesterol (LDL-C) levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, we help our customers to develop private label and branded products.

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

Cardiovascular Disease and Cholesterol
It is well recognized that an elevated level of LDL-C is an independent risk factor for cardiovascular disease, and that the reduction of LDL-C can significantly reduce that risk.

About Cholesterol
Cholesterol is a substance found among the fats (often referred to as lipids) in the bloodstream and in the body’s cells. Lipids are an important part of a healthy body because they are a constituent of cell membranes and are used to form certain hormones. Cholesterol and other lipids cannot dissolve in the blood as they have to be transported to and from tissues by special carriers called lipoproteins. There are several types of lipoproteins, but the primary focus is on low-density lipoprotein (“LDL” or “bad”) cholesterol and high-density lipoprotein (“HDL” or “good”) cholesterol.

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

Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol, safely and naturally. LDL-C is generally recognized as a significant risk factor for cardiovascular disease.

In Europe, Reducol™ can now be found in yogurt, yogurt drinks, and margarine. Worldwide, Reducol™ can also be found in such items as milk, yogurt drinks and dietary supplements.  To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.  However, in June 2006 we established a joint venture, Forbes Fayrefield Ltd., with Fayrefield Foods Limited of Crewe, U.K. (“Fayrefield”), to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe. We also sell sterol esters and other phytosterol products as phytosterol functional food ingredients.

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

The current credit crisis and general global economic downturn appears to have had a negative effect on demand by consumers and others for functional foods, which would in turn have a negative effect on the markets for such products.  At this time we are unable to assess what impact, if any, the credit crisis and economic downturn may continue to have on our sales of Reducol™ and other phytosterol products.

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

We initially commenced supplying Reducol™ for use in functional foods in Europe following our November 2004 announcement that we had signed a sales and licensing agreement with Fayrefield of Crewe, U.K. to supply Reducol™ for use in milk-based drinks.  This announcement followed the approval, announced earlier that month, by the European Commission for the use of Reducol™ in milk-based beverages.  Fayrefield specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America.   In 2006, we entered into a joint venture with Fayrefield, to establish a new U.K. company, Forbes Fayrefield Ltd., for the purpose of expanding the distribution of finished products containing Reducol™ in Europe.

Subsequent to entering into our initial agreement with Fayrefield in late 2004, we worked closely with Fayrefield to develop products incorporating Reducol™ for distribution and sale by Tesco Stores Ltd. in the U.K. On December 20, 2005, we announced that Reducol™ had been launched in the U.K. by Tesco, the U.K.’s largest retailer, under their own private label.

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

Since 2004, we have been working with a number of other manufacturers, suppliers and agents to develop additional Reducol™-containing functional foods. Those currently being marketed include:

▪	a margarine spread, yogurt and yogurt drinks marketed by Albert Heijn B.V. of the Netherlands, under the Albert Heijn private label brand;

▪	a range of dairy products marketed by Jeronimo Martins of Portugal under the Salutare private label brand;

▪	a cholesterol-lowering milk drink marketed by Uni-President Enterprises Corporation of Taiwan, under the UPEC brand; and

▪	a yogurt drink under the under the Vital+ brand, marketed by CONAPROLE, the main dairy exporter in Uruguay and Latin America.

▪	a pineapple juice drink under the under the Del Monte brand, marketed by Del Monte Pacific of the Philippines.

▪	a milk drink under the under the Lanitis brand, marketed by Lanitis Bros, a division of the Coca Cola Co. in Cyprus.

We are also continuing to work with various U.S. food manufacturers but the completion of the product development stage and the timing of product launches is unclear at this point.  We will update our shareholders in the event of a product launch.

Reducol™ and Dietary Supplements

Reducol™ has been incorporated by Pharmavite LLC of California into its nationally distributed dietary supplements, Nature Made® Cholest-Off™. These supplements are sold through mass-market channels including food, drug and mass merchandising stores. Our renewed contract with Pharmavite will end in June 2010, and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  To date, we have not received any notice of non-renewal.  Failure to renew or otherwise extend this contract would have a material adverse effect on our product sales and revenue.

Phytosterol and Other Revenue

Revenues from continuing operations for the year ended December 31, 2009 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield.

Our Total Revenues can be broken down as follows:

Summary: (thousands of $)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007

Sales-phytosterol products	$4,264	$7,108	$7,717
Sales-finished goods	360	732	1,130
Licensing	2	4	57
Phytosterol revenues	$4,626	$7,844	$8,904

Our Phytosterol revenues can be broken down geographically as follows:

Annual Export Sales by Product	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
(percentage of total phytosterol revenues)
Sterol Ingredient
North America	51%	51%	49%
Europe	28%	38%	37%
Other	13%	1%	1%

Finished Goods With Sterols
North America	–	–	–
Europe	8%	10%	13%
Other	–	–	–

All of our phytosterol revenues were derived from sales to arms-length customers.

For the year ended December 31, 2009, the majority of the Company’s revenue was generated from four customers (year ended December 31, 2008 – four customers, year ended December 31, 2007 – four customers).  Customer A accounted for 44% (2008 – 47%, 2007 – 40%), Customer B accounted for 15% (2008 – 11%, 2007 – 10%), Customer C accounted for 9% (2008 – 20%, 2007 – 15%), and Customer D accounted for 8% (2008 – 9%, 2007 – 13%) of revenue.  51% of sales are recorded in the USA, 36% of sales are recorded in Europe and the balance in rest of the world.

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

For the years indicated below, our expenses related to nutraceutical research, development and support were:

Period	Expenses for Year
(thousands of $)
Year ended December 31, 2009	$734
Year ended December 31, 2008	$1,213
Year ended December 31, 2007	$1,775

Our Nutraceutical research, development and support expenses for the year ended December 31, 2009, totaled $734,000 compared with $1,213,000 for the year ended December 31, 2008 and $1,775,000 for the year ended December 31, 2007.  In 2009, nutraceutical research, development and support expenditures prior to the allocation of stock based compensation decreased mainly due to severance costs associated with our restructuring in May, 2008, and a decrease in regulatory and patent costs.  In 2008, nutraceutical research, development and support expenditures prior to the allocation of stock based compensation decreased primarily due to reduced patent costs and clinical work relating to functional foods offset by severance costs.

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

Health Claim for Plant Sterols In December 2009, a Regulation (EC 983/2009) was passed which allows the Health Claim "Plant sterols have been proven to lower/reduce blood cholesterol significantly. Blood cholesterol lowering has been proven to reduce the risk of (coronary) heart disease". The claim can be used only for food which ensures a daily intake of at least 2 g plant sterols. The Reducol™  ingredient is authorized to make the above health claim.

Australia
Novel Foods:  The Australian New Zealand Food Authority approved our sterols for use in vegetable oil spreads in May, 2002.  An application for use of Reducol™ in milk was filed with the Food Authority in May 2003.  The application was approved in December 2006.

On February 19, 2010, applications A1019 and A1024 were approved by FSANZ and forwarded to the ministerial council for final approval. If the applications progress to gazettal, Reducol™ will be approved for use in breakfast cereals and yoghurts. Reducol™  would also be approved for use in the esterified form in vegetable oil spreads and other food products that currently have approval to contain sterol esters. Five formulation additives would also be approved for use in liquid milk with Reducol™, providing greater flexibility in the manufacture of milk product.  However, there is no assurance that these applications will receive final approval by the ministerial council in the near future.

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

Dietary Supplements:  In 2004, regulations for Natural Health Products (NHP) were passed in Canada. This regulatory route allows the marketing of phytosterols in standard dosage forms such as tablets, capsules, and syrups. Therapeutic and health claims for phytosterols in Natural Health Products are permitted under these regulations. Separate applications have been made to NHP to sell Reducol™ in tablets, soft gelatin capsules, soft gelatin capsules with Reducol™/Omega-3-fatty acids, and gummies.  The Natural Health Products Directorate currently has a very large backlog of applications. NHP has only actively reviewed Forbes applications submitted in 2006; more recent applications have not received active review.   The time required to complete the review process is unknown. There is no assurance that any of the filed applications will be approved.

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

Malaysia
Reducol™  in ester form is approved to use foods and can make a U.S. style Health Claim. An application is on file to use Reducol™ l powder in foods and make the same Health Claim. There is no assurance that the application will be approved or that food manufacturers will market products with either the powder or ester forms.

Taiwan
Reducol™ was approved for use in milk in Taiwan in 2007; commercial sales of milk product with Reducol™ have continued from that time.

Uruguay
Reducol™ was approved for use in yoghurt drinks in 2008; commercial sales of the yoghurt product have continued from that time.

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

D.           Property, Plants and Equipment

We lease approximately 9,500 square feet of office space at executive offices located in Vancouver, British Columbia at an annual cost of approximately $294,000.  We have sublet approximately 3,600 square feet of this office space to a third party for annual proceeds of approximately $115,000.

We, through our interest in Forbes-Fayrefield, pay our 51% proportionate share of office operating costs to Fayrefield Foods Limited.

ITEM 4A   Unresolved Staff Comments

Not Applicable.

ITEM 5      Operating and Financial Review and Prospects

Overview

Except for historical information, this review contains forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under our control.  (See Note Regarding Forward Looking Statements and Item 3 – Key Information – D. Risk Factors).

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

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 25 to the consolidated financial statements for the year ended December 31, 2009.

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

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories and intangible assets. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 4 and 5 to the consolidated financial statements for the year ended December 31, 2009 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

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

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, additional provisions for obsolescence and valuation may be necessary.  In the year ended December 31, 2009, our inventory valuation allowance amounted to $819,000 (December 31, 2008 - $247,000) of inventory reserves on excess inventories

For the year ended December 31, 2009, $nil (2008-$1,424,000) was recognized as a provision for losses on future inventory purchase commitments.

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

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Current year adoption of new accounting standards

Effective on January 1, 2009, the Company adopted the recommendation of CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064), Section 3862, Financial Instruments (Section 3862).

Section 3064 replaced Handbook Section 3062, Goodwill and Intangible Assets, and Handbook Section 3450, Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and was applicable for our first quarter of fiscal 2009.  The adoption of this new standard did not have an impact on our financial position or results of operations.

Section 3862 was amended which entailed disclosures to include additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements. We adopted these amendments that require the classification of fair value measurements of financial instruments using a three level hierarchy reflecting the significance of the inputs used in estimating these fair value measurements. The fair value hierarchy consists of the following levels:

i)	financial assets and liabilities measured at estimated fair values determined using quoted prices in active markets for identical assets or liabilities.

ii)
financial assets and liabilities measured at estimated fair values determined using inputs other than quoted prices that are observable for the asset or liability either directly (as prices) or indirectly (derived from prices).

iii)	financial assets and liabilities measured at estimated fair values determined using inputs that are not based on observable market data.

Classification of the fair value measurements is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

Future changes in accounting standards

International financial reporting standards  In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be December 31, 2011. The transition date for us will be January 1, 2011 and may require the restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010.

During the year ended December 31, 2009, we began to prepare an IFRS conversion plan and we are now assessing the impact of various IFRS standards on our financial statements. In 2009 we reviewed potential differences between IFRS and our current accounting policies.  During 2010 we will be assessing the financial reporting impact, and analyzing alternative policies, which could be adopted. Throughout 2010 we will continue to review standards for their application to our operations, carry out impact assessments, and continue to monitor and evaluate current IFRS pronouncements.

Although our impact assessment activities are underway, continued progress is necessary before we can prudently increase the specificity of the disclosure of the impacts of IFRS.

Business combinations  In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Consolidated financial statements  In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Non-controlling interests  In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011. We are currently assessing the impact this standard will have on its financial position and results of operations.

A.           Operating Results

Basis of Presentation

Our December 31, 2009 consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  We account for our interest in Forbes-Fayrefield using the proportionate consolidation method.  In May 2008 we ceased operation of pharmaceutical research and development, to focus on our nutraceutical operations.   Our management’s discussion and analysis of results of operations and financial condition described in this “Operating and Financial Review and Prospects.” focuses on our continuing operations and we present separately the expenses associated with our pharmaceutical research and development programs, under “Discontinued Operations”.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

For the fiscal year ended December 31, 2009, we reported a net income of $127,000 ($0.03 per share basic and diluted) compared with a net loss of $7,653,000 ($1.57 per share basic and diluted) for the year ended December 31, 2008, and a net loss of $11,683,000 ($2.43 per share basic and diluted) for the year ended December 31, 2007.

In May 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations.  In accordance with CICA Handbook Section 3475, the activities relating to our pharmaceutical research and development have been presented as discontinued operations in the consolidated financial statements ended December 31, 2009 and in the following analysis. Results for the year ended December 31, 2008 and 2007 have also been reclassified to reflect this treatment.

For the fiscal year ended December 31, 2009, we reported a net income from continuing operations of $127,000 ($0.03 per share basic and diluted) compared with a net loss from continuing operations of $7,190,000 ($1.48 per share basic and diluted) for the year ended December 31, 2008, and a net loss from continuing operations of $9,242,000 ($1.92 per share basic and diluted) for the year ended December 31, 2007.

For the year ended December 31, 2009 we reported a net loss from continuing operations, before other income / expenses of $3,385,000. The Company has not, since inception, reported year-end profitable operating earnings.  The Company has regularly reported year end losses. We anticipate that we will continue to incur significant losses.  At December 31, 2009 our accumulated deficit was $10,336,000.

Results of Continuing Operations

Selected Annual Information

Summary: (thousands of $ except per share values and number of shares)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007

Phytosterol revenues	$4,626	$7,844	$8,904
Cost of sales	(4,230)	(6,713)	(8,664)
Change in inventory and purchase commitment allowances	852	(830)	(491)
	1,248	301	(251)
Expenses	(4,633)	(7,643)	(9,847)
Other income	4,277	169	364
Income / (loss) from continuing operations	892	(7,173)	(9,734)

Income tax (expense) / recovery	(765)	(17)	492
Net income / (loss) from continuing operations	127	(7,190)	(9,242)

Income / (loss) from discontinued operations	―	(463)	(2,441)

Summary: (thousands of $ except per share values and number of shares)		Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Net income / (loss) for the period		$127	$(7,653)	$(11,683)

Weighted average number of shares, basic		4,969,813	4,865,131	4,800,923
Basic income / (loss) per share from continuing operations		$0.03	$(1.48)	$(1.92)
Basic loss per share from discontinued operations	$	―	$(0.09)	$(0.51)
Diluted income / (loss) per share		$0.03	$(1.57)	$(2.43)
Weighted average number of shares, diluted		5,032,539	4,865,131	4,800,923
Diluted income / (loss) per share from continuing operations		$0.03	$(1.48)	$(1.92)
Diluted loss per share from discontinued operations		―	$(0.09)	$(0.51)
Diluted income / (loss) per share		$0.03	$(1.57)	$(2.43)

ASSETS:
Current assets	$4,571	$9,058	$12,052
Property plant and equipment	103	140	387
Intangibles and other assets	23	18	512
Total assets	4,697	9,216	12,951

LIABILITIES:
Current liabilities	$612	$2,671	$2,379
Convertible debenture	–	2,856	–
Long term liabilities	1,657	1,005	940

Equity component of subsidiary’s convertible debenture	–	399	–
SHAREHOLDERS EQUITY:
Share capital	$2,721	$2,721	$101,027
Contributed Surplus	10,043	10,027	9,875
Deficit	(10,336)	(10,462)	(101,270)

Net income for the year ended December 31, 2009 resulted primarily from other income, the majority of which resulted from the one time gain related to the completion of the Offering and conversion of the convertible debenture.  These events resulted in our recognition of a gain of approximately $4,148,000.  In addition, the reversal of the provision for losses on purchase commitments amounting to $1,424,000 in the second quarter of 2009 had a one-time positive impact on net income.

Revenues / Cost of Sales
Revenues from continuing operations for the year ended December 31, 2009 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield.

Summary: (thousands of $)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007

Sales-phytosterol products	$4,264	$7,108	$7,717
Sales-finished goods	360	732	1,130
Licensing	2	4	57
Phytosterol revenues	4,626	7,844	8,904
Cost of sales	4,230	6,713	8,664
Inventory and purchase commitment allowances	(852)	830	491
	$1,248	$301	$(251)

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), sales of finished products containing Reducol™ and license fees received.  Phytosterol revenues for the year ended December 31, 2009 totaled $4,626,000 compared with $7,844,000 for the year ended December 31, 2008.   The decreases are primarily due to re-alignment of inventories by one of our major customers in the first six months of 2009. This customer returned to its prior purchasing patterns in the second half of 2009.  Also, our sales to our European customers have shown a decrease, primarily due to the effect of the economic downturn. In addition, sales by Forbes-Fayrefield of finished products to key European markets also decreased, in part as a result of a switch from revenue to commission based sales. As a result of these events this year’s revenues were significantly below our prior year’s level.

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

Concentration of sales and segmented disclosure
In the year ended December 31, 2009, the majority of our revenue was generated from four customers (December 31, 2008 – four customers, December 31, 2007 – four customers).  Customer A accounted for 44% (2008 – 47%, 2007 – 40%), Customer B accounted for 15% (2008 – 11%, 2007 – 10%), Customer C accounted for 9% (2008 – 20%, 2007 – 15%), and Customer D accounted for 8% (2008 – 9%, 2007 – 13%) of revenue. For 2009, 51% (2008 – 51%, 2007 – 49%) of sales are recorded in the USA, 36% (2008 – 48%, 2007 – 50%) of sales are recorded in Europe and the balance in other international markets.

Cost of Sales (“Cost of Sales”) Cost of Sales for the year ended December 31, 2009 totaled $ 4,230,000 on phytosterol revenues of $4,624,000, or 91% of phytosterol revenues, for the year ended December 31, 2008 totaled $6,713,000 on phytosterol revenues of $7,840,000, or 86% of phytosterol revenues.  The margins decreased primarily due to selling higher cost product offset by favorable exchange rates.

Cost of Sales for the year ended December 31, 2008 totaled $ 6,713,000 on phytosterol revenues of $7,840,000, or 86% of phytosterol revenues, for the year ended December 31, 2007 totaled $8,664,000 on phytosterol revenues of $8,847,000, or 98% of phytosterol revenues.  The margins increased primarily due to sale of excess inventories at reduced prices in 2007 and less favorable foreign exchange rates in 2008.

Inventory and purchase commitment allowances for the year ended December 31, 2009, amounted to $(852,000). (December 31, 2008 - $830,000, December 31, 2007 - $491,000).  This amount is attributable to a reversal of $1,424,000 (December 31, 2008 - $1,033,000 recognition, December 31, 2007 - $391,000 recognition) of provision for losses on future purchase commitments offset by recognition $572,000 (December 31, 2008 - $203,000 reversal, December 31, 2007 - $100,000 recognition) of inventory valuation reserves on excess inventories.

In the second quarter of 2009, we renegotiated a supply agreement which eliminated our requirement to purchase minimum inventory quantities or incur a take or pay penalty.

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our revaluation of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs.

Operating Expenses

Summary: (thousands of $)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007

General and administrative	$3,043	$5,282	$4,875
Nutraceutical research, development and support	734	1,213	1,775
Marketing, sales & product development	682	1,528	1,606
Depreciation/amortization	37	76	160
Foreign exchange losses / (gains)	137	(456)	1,431
Total operating expenses	$4,633	$7,643	$9,847

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2009 totaled $3,043,000, compared with $5,282,000 in fiscal year 2008 and with $4,875,000 in fiscal year 2007.  By type of costs incurred, G&A for 2009 consists of professional services - $404,000 (2008 - $1,167,000, 2007 - $845,000); salaries and benefits - $1,220,000 (2008 - $1,605,000, 2007 - $1,745,000); travel - $121,000 (2008 - $233,000, 2007 - $265,000); occupancy costs - $327,000 (2008 - $310,000, 2007 - $298,000); and operations - $959,000 (2008 - $1,875,000, 2007 - $1,303,000).  The allocation of stock based compensation to G&A was $11,000 (2008 - $92,000, 2007 - $419,000).  In 2009, the decrease in G&A is mainly attributable to a decrease in financing and professional fees which in 2008 were incurred in connection with the Special General Meeting, the NASDAQ hearing, and the non dilutive financing, a decrease in wages mainly attributable to a decrease in staff, a decrease in insurance expense mainly attributable to insurance expense which in 2008 was incurred in connection with the non dilutive financing, a decrease in interest accretion expense associated with the convertible debenture, a decrease in travel expenses and a decrease in other operating expenses mainly attributable to cost savings measures.  In 2008, the increase in G&A from 2007 was primarily attributable to an increase in professional fees incurred to complete the Plans of Arrangement and Reorganization, and an increase in professional fees and filing fees associated with the NASDAQ hearing.  Also, a substantial portion of the increase in fiscal 2008 was due to interest accretion associated with the convertible debenture.

We continue to reduce operating expenses wherever possible.

Related party transactions   Nancy Glaister, the former Corporate Secretary of the Company, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provided legal services to the Company.  For the  period ending September 29, 2009 (date of resignation), Cawkell Brodie Glaister LLP billed the Company $63,000 (12 months ended December 31, 2008 - $122,000; 12 months ended December 31, 2007 -$204,000) excluding GST, PST and disbursements, for legal services.

Nutraceutical research, development and support   Our Nutraceutical research, development and support expenses for the year ended December 31, 2009, totaled $734,000 compared with $1,213,000 for the year ended December 31, 2008 and $1,775,000 for the year ended December 31, 2007.  In 2009, nutraceutical research, development and support expenditures prior to the allocation of stock based compensation decreased mainly due to severance costs associated with our restructuring in May, 2008, and a decrease in regulatory and patent costs.  In 2008, nutraceutical research, development and support expenditures prior to the allocation of stock based compensation decreased from 2007 primarily due to reduced patent costs and clinical work relating to functional foods offset by severance costs.

Marketing, sales & product development (“Marketing”) totaled $682,000 for 2009 compared with $1,528,000 incurred in 2008 and $1,606,000 in 2007.  The decrease is mainly attributable to severance costs incurred in 2008, decrease in wages, and a reduction in promotional material, product samples, travel, and IP insurance expense. The decrease in 2008 from 2007 is attributable to a reduction in promotional material, product samples and travel costs offset by severance costs.

Foreign exchange losses totaled $137,000 for the year ended December 31, 2009 compared with $456,000 in gains in year ended December 31, 2008.  Of the foreign exchange losses for the year ended December 31, 2009, $141,000 (2008 - $529,000 exchange gains) is attributable to unrealized foreign exchange losses and $4,000 relates to realized exchange gains (2008 - $73,000 exchange losses).

Foreign exchange gains totaled $456,000 for the year ended December 31, 2008 compared with $1,431,000 in losses in year ended December 31, 2007.  Of the foreign exchange gains for the year ended December 31, 2008, $529,000 (2007 - $1,170,000 exchange losses) is attributable to unrealized foreign exchange gains and $73,000 relates to realized exchange losses (2007 - $261,000 exchange losses).

The unrealized foreign exchange losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based compensation Stock-based compensation expense totaled $16,000 for the year ended December 31, 2009 compared with $152,000 for 2008 and with $958,000 for 2007.  Of the $16,000 of stock-based compensation expense recorded in 2009, $16,000 (2008 - $150,000, 2007 - $840,000) relates to employee and an insignificant amount (2008 - $2,000, 2007 - $118,000) to non-employee option grants. The fluctuations in these values are dependent upon the Company’s stock prices as listed on such stock exchange or over the counter market at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

For the years December 31, 2009, 2008 and 2007, this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation (thousands of $)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007

General and administrative	$11	$92	$419
Marketing, sales and product development	3	31	189
Nutraceutical research, development and support	2	29	350
	$16	$152	$958

Discontinued Operations

The following tables reflect our loss from discontinued operations relating to our pharmaceutical research and development, for the years ended December 31, 2009, 2008 and 2007.

Discontinued operations (thousands of $)	Year ended December 31, 2009		Year ended December 31, 2008	Year ended December 31, 2007

Discontinued Operations – Pharmaceuticals Research & Development

Loss from discontinued operations	$	―	$(1,231)	$(2,441)
Gain on disposal of discontinued operations		―	768	―

Loss from discontinued operations	$	―	$(463)	$(2,441)

In May 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations.  In August 2008, we completed an agreement for the sale of our pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (“Transition”).  Terms of the sale included an upfront payment of $1,054,000 (US $1,000,000) in cash paid at closing to us with potential future payments of up to US $6,000,000 payable in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones.  We originally acquired these pharmaceutical assets in October 2006 as a part of our acquisition of TheraPei.  Of the amounts received from the sale transaction, we will pay 20 percent to the former TheraPei shareholders, in cash and common shares of Forbes.

Quarterly Financial Information

	2009				2008
(thousands of $ except per share amounts) (unaudited)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$1,604	$1,279	$1,018	$725	$1,196	$1,927	$2,691	$2,030
(Loss) / income from continuing operations	(1,596)	(1,379)	113	2,989	(2,316)	(1,430)	(2,347)	(1,097)
(Loss) / income from discontinued operations	-	-	-	-	(5)	785	(683)	(559)
Net income / (loss) for period	$(1,596)	$(1,379)	$113	$2,989	$(2,321)	$(645)	$(3,030)	$(1,656)

Basic (loss) / income per share from continuing operations	$(0.31)	$(0.28)	$0.02	$0.60	$(0.48)	$(0.29)	$(0.48)	$(0.23)
Basic income / (loss) per share from discontinued operations	–	–	–	–	–	0.16	(0.14)	(0.11)
Basic net (loss) / income per share	$(0.31)	$(0.28)	$0.02	$0.60	$(0.48)	$(0.13)	$(0.62)	$(0.34)

Diluted (loss) / income per share from continuing operations	$(0.31)	$(0.28)	$0.02	$0.60	$(0.48)	$(0.29)	$(0.48)	$(0.23)
Diluted income / (loss) per share from discontinued operations	–	–	–	–	–	0.16	(0.14)	(0.11)
Diluted net (loss) / income per share	$(0.31)	$(0.28)	$0.02	$0.60	$(0.48)	$(0.13)	$(0.62)	$(0.34)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and since Q2/2006, revenue also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. The decreases in revenues from Q4/2008 through Q2/2009 are primarily due to re-alignment of inventories by one of our major customers.. This customer returned to its prior purchasing patterns starting in Q3/2009.  Also, our sales to our European customers have shown a decrease, primarily due to the effect of the economic downturn. As a result of these events this year’s revenues were significantly below our prior year’s level.

The income / (loss) from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

In Q1/2009 we realized a dilution gain of $4,148,000, resulting from the completion of the Plan of Reorganization.

Also included in our operating results are write-downs and reversals of write-downs attributable to the net realizable value of inventory as follows:   Q1/2008 $193,000 write-down, Q2/2008 $164,000 reversal of write-down, Q3/2008 $138,000 write-down, Q4/2008 $370,000 reversal of write-down, Q1/2009 $6,000 reversal of write-down, Q2/2009 $532,000 write-down, Q3/2009 $389,000 write-down, and Q4/2009 $343,000 reversal of write-down. In addition, included in the operating results are provisions and reversals of provisions for losses attributable to future inventory purchase commitments as follows:   Q1/2008 $266,000 reversal of provision, Q2/2008 $119,000 increase of provision, Q3/2008 $44,000 increase of provision, Q4/2008 $1,136,000 increase of provision, Q1/2009 $nil, Q2/2009 $1,424,000 reversal of provision, Q3/2009 $nil, and Q4/2009 $nil.

In addition, we realized foreign exchange gains and losses as follows:  Q1/2008 - $318,000 gain, Q2/2008 - $64,000 loss, Q3/2008 - $28,000 loss, Q4/2008 - $127,000 gain, Q1/2009 - $8,000 gain, Q2/2009 - $23,000 loss, Q3/2009 - $73,000 loss, and Q4/2009 $49,000 loss.

Also included in the quarterly operating results is the interest accretion expense as follows: Q2/2008 $54,000, Q3/2008 $97,000, Q4/2008 $144,000 and Q1/2009 $104,000.

In Q2/2008 we incurred $500,000 of costs, primarily severance pay, associated with our corporate restructuring announced in May 2008. In addition in Q2/2008, we incurred $470,000 of costs associated with securing our non dilutive convertible debenture financing which closed in May 2008.

Loan Commitments, Capital Lease and Guarantees

Forbes-Fayrefield has a € 50,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 1.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2009, € nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

We do not have any loan commitments, capital leases or guarantees (See “Plan of Reorganization”).

B.           Liquidity and Capital Resources

Since inception, we have financed our operations and capital expenditures primarily through debt and equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

Our net cash and cash equivalents as of December 31, 2009 totaled $1,329,000 compared with $1,377,000 as at December 31, 2008.  We had working capital of $3,960,000 at December 31, 2009 (December 31, 2008 – working capital $3,531,000).

Cash used in continuing operating activities was $837,000 in fiscal 2009, compared to $7,934,000 in fiscal 2008 and $10,101,000 in fiscal 2007. Net cash used in continuing operations for 2009 was primarily due to the net income adjustment for the gain on dilution of interest in subsidiary offset by a decrease in non-cash operating assets which includes a decrease in inventories, a decrease in accounts receivable, and an increase in tax provision offset by a decrease in accounts payable.  Net cash used in continuing operations for 2008 was primarily a result of the net loss of $7,653,000 for the period, adjusted for non-cash items and an increase in non-cash operating items of $120,000, primarily relating to increases in inventories and accounts receivable offset by a decrease in life insurance cash surrender value and an increase in accounts payable and accrued liabilities.  Net cash used in continuing operations for 2007 was primarily a result of the net loss of $11,683,000 for the period adjusted for non-cash items and increases in non-cash operating items of $291,000, primarily relating to a decrease in accounts payable and accrued liabilities offset by a decrease in inventories.

Investing activities in the year ended December 31, 2009 realized $789,000, which is attributable to the disposition of our investment in Deans Knight Income Corporation.  Cash realized from investing activities in year ended December 31, 2008 was $1,116,000 resulting primarily from the proceeds of $1,017,000 realized on the disposal of the discontinued pharmaceutical operations. Cash realized from investing activities in the year ended December 31, 2007 was $41,000 relating to proceeds from long-term note receivable offset by the acquisition of capital assets.

In fiscal 2009, financing activities were $nil, compared with $2,960,000 in 2008 and $7,000 in 2007. In 2008, funds generated from financing activities resulted from the proceeds from the convertible debenture. In 2007, funds generated from financing activities resulted from the exercise of options and warrants.

The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

We have sustained continuing operating losses since our formation and at December 31, 2009 had cash of $1,329,000.  Management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010.  This view is based on a number of factors and assumptions and includes the assumption that our expenditures will not exceed those currently planned, and that our revenues will meet or exceed our expectations.

Our future operations are completely dependent upon our ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or our ability to secure additional funds.  The market for any of these activities for companies such as ours has always been challenging.  The outcome of these matters cannot be predicted at this time. Any possible strategic transactions to define our future may require shareholder approval. If we are unable to close on a strategic transaction before we exhaust our available financial resources, then we may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

C.           Research and Development, Patent and Licenses, etc.

During the past three financial years, we have been involved in both pharmaceutical and nutraceutical research and development.   In 2008, we ceased all pharmaceutical activities and sold our former pharmaceutical business unit and assets based in San Diego, California.   (See Item 4 - Information on the Company” – A. History and Development of the Company – Dispositions Since January 1, 2007.)  For information regarding the amount spent during the last three financial years on research and development for both our continuing and discontinued operations, see Item 5 - Operating and Financial Review and Prospects.

D.           Trend Information

Since our latest financial year, there have been no material changes in any trend with respect to our sales, inventory, or selling prices.  Our cost of products is scheduled to decrease slightly this year.   Our sales fluctuate depending on customer requirements, and there can be no assurance that sales revenue in 2010 will meet or exceed our revenue for 2009, and such revenue could be less.   We are of the view that our capital resources will be sufficient to finance operations through the second quarter of 2010.  This view is based on a number of factors and assumptions.  (See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.)

E.           Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

F.           Tabular Disclosure of Contractual Obligations

	Payments due by period
As at December 31, 2009 (thousands of $)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Operating lease obligations (i)	$408	$315	$52	$41	–
Purchase obligation (ii)	1,256	697	474	85	–
Total	$1,664	$1,012	$526	$126	–

(i)	Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter.
(ii)	Purchase obligations reflect our obligations under our inventory supply agreement

For a discussion of our commitments, contractual obligations and contingencies, see Note 16 to our consolidated financial statements and Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.

G.           Safe Harbor

See Introduction - Forward-Looking Statements above.

ITEM 6      Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the name, age, and the positions and offices held by our directors and senior management with us as of March 30, 2010, their respective business experience, functions and areas of experience in the Company, and the period during which each director or executive officer has served as such.  Each director of our Company holds office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. Each executive officer holds office at the discretion of the Board of Directors.

Name, Age, and Office Held with the Company(1)	Business Experience, Functions and Areas of Experience in the Company(1)	Period Served
Charles A. Butt, B.Comm. 59 Director, President and Chief Executive Officer
President of the Company since May 2001 and Chief Executive Officer since March 2002.  Previously, he was Executive Vice President & Chief Operating Officer, and Senior Vice President, Commercial Operations of the Company.
Director since September 9, 1999 President since May, 2001 Chief Executive Officer since March, 2002
Joe Dunne, B.Sc., Ph.D. (2) (3) (4) 67 Director
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
Director since December 13, 2000
Nitin Kaushal, B.Sc., CA (2) (3) (4) 44 Director
Managing Director Desjardins Securities July 2005 to March 2010, Institutional Sales Orion Securities January 2005 to July 2005, Managing Director, McFarlane Gordon/ Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; Managing Director, HSBC Securities from June 1997 to July 2001.  Nitin Kaushal is an independent director of the Company.
Director since September 15, 2003
Greg Anderson, B.A., CA (2) (3) (4) 63 Director
Retired as Vice-President, Human Resources for Janssen-Ortho Inc. in December 2006, having completed a 31-year career with the Johnson & Johnson Corporation.  Director for 26 years with three Johnson & Johnson affiliate companies, namely Ortho Pharmaceutical (Canada) Ltd., Ortho-McNeil Inc., and finally Janssen-Ortho Inc.  Greg Anderson is an independent director of the Company.
Director since May 21, 2008
Laura Wessman, B.A.Sc, B.Sc, M.B.A. 43 Senior Vice President, Operations
Senior Vice President, Operations, January 2006 to present; Senior Vice President, Corporate Development of the Company January 2004 to January 2006; Vice President, Business Development of the Company October 2002 to January 2004; Marketing Manager December 2000 to October 2002; Plant Manger, Cominco Engineering Services Ltd., May 1996 to November 1999.
Senior VP, Operations since January 2006
David Goold, CA 55 Chief Financial Officer
Chief Financial Officer of the Company October 2004 to present; Vice President, Finance and Chief Financial Officer of B.C. Research Inc. and Vizon SciTec Inc. (a related group of companies) 1998 to 2004.
CFO since October 2004
David Stewart 69 Vice President, Regulatory Affairs	Vice-President, Regulatory Affairs of the Company, 1997 to present; Regulatory Affairs Associate, Biovail Corporation International, 1996 to 1997.	Vice President, Regulatory Affairs since May 1997
1  The information as  to the age and business experience is not within our knowledge and has been furnished by the respective Directors and Officers individually.
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

Nitin Kaushal – Director  Mr. Kaushal has been a director of the Company since September 2003 and is a member of the Audit Committee of the Board . He was employed with Desjardins Securities as Managing Director from July 2005 to March 2010 and was Institutional Salesperson of Orion Securities Inc. from January 2005 to July 2005. Mr. Kaushal was Managing Director of McFarlane Gordon / Vengate Capital, a Life Sciences and healthcare investment banking and advisory firm based in Toronto from July 2001 to January 2005 and Managing Director, HSBC Securities from June 1997 to July 2001.  Mr. Kaushal is also a director of Genizon Biosciences, Victhom Human Bionics and DRM Ventures Inc.  Mr. Kaushal holds a Bachelor of Science in Chemistry from the University of Toronto and is member of the Canadian Institute of Chartered Accountants.  As an independent director, Nitin Kaushal supervises management and helps to ensure compliance with corporate governance policies and standards.

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

B.          Compensation

The following table sets forth the annual and long-term compensation for the fiscal years 2009, 2008, and 2007 of our senior management (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation(4) ($)	Total compen-sation ($)
					Annual incentive plans(2)	Long-term incentive plans(3)
Butt, Charles President and Chief Executive Officer	2009	378,804	Nil	1,575	Nil	Nil	Nil	24,736	405,115
	2008	378,804	Nil	22,954	Nil	Nil	Nil	20,838	422,596
	2007	370,650	Nil	200,945	37,065	Nil	Nil	19,941	628,601
Goold, David, CA Chief Financial Officer	2009	187,793	Nil	1,050	Nil	Nil	Nil	13,421	202,264
	2008	187,793	Nil	11,477	Nil	Nil	Nil	9,147	208,417
	2007	183,750	Nil	33,398	16,078	Nil	Nil	9,105	242,331
Nestor, John, Dr. Chief Scientific Officer (5)	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	96,302	Nil	Nil	Nil	Nil	Nil	278,133	374,435
	2007	241,695	Nil	13,833	16,919	Nil	Nil	6,257	278,704
Wessman, Laura Senior Vice-President, Operations	2009	202,867	Nil	1,050	Nil	Nil	Nil	17,555	221,472
	2008	202,867	Nil	14,346	Nil	Nil	Nil	13,168	230,381
	2007	198,500	Nil	71,209	17,369	Nil	Nil	13,290	300,368
Motley, Jeff Vice-President, Marketing and Sales(6)	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	60,745	Nil	Nil	Nil	Nil	Nil	248,815	309,560
	2007	158,500	Nil	58,806	9,510	Nil	Nil	16,527	243,343
Stewart, David Dr. Vice-President, Regulatory Affairs	2009	140,576	Nil	656	Nil	Nil	Nil	10,418	151,650
	2008	137,787	Nil	5,739	Nil	Nil	Nil	9,936	153,462
	2007	130,367	Nil	37,498	3,881	Nil	Nil	9,536	181,282

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
(4)
For the years ended December 31, 2007 through December 31, 2009, “All Other Compensation” consists of vacation payout in 2009 for Messrs. Butt, Goold, Little of $2,914, $2,889, $3,142 respectively and $3,901 for Ms. Wessman, car allowance for Messrs. Butt ($500 per month), company portion of RRSP contribution for Messrs. Butt, Goold, Stewart, and Ms. Wessman, company paid parking for Messrs. Butt, Goold, Stewart and Ms. Wessman, life insurance premiums for Messrs. Butt, Goold, Stewart and Ms. Wessman.  For Jeff Motley, “All Other Compensation” consists of severance of $242,981, car allowance ($500 per month), company portion of RRSP, company paid parking, and life insurance premiums. For Dr. John Nestor, “All Other Compensation” consists of severance of $269,843, and the Company’s portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates.

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

(6)
Mr. Motley ceased to be employed by the Company effective May 15, 2008.  For Mr. Motley, “All Other Compensation” consists of severance of $242,981, car allowance ($500 per month), company portion of RRSP, company paid parking, and life insurance premiums.

Outstanding Share-Based and Option-Based Awards

The following table sets out incentive option-based awards held by each Named Executive Officer as of the financial year end December 31, 2009.  There are no share-based awards.

Outstanding Share-based and Option-based Awards

	Option-based Awards				Share-based Awards
Name	Number of underlying unexercised options (#) (1)(4)	Option exercise price ($) (3)	Options Expiration Date	Value of unexercised in-the-money options ($) (5)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share-based awards that have not vested ($)
Butt, Charles	7,500 71,300 40,000 12,000	8.00 8.00 0.97 0.20	17-Jan-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 2,372	n/a n/a n/a n/a	n/a
Goold, David	5,000 7,000 20,000 8,000	8.00 8.00 0.97 0.20	17-Jan-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 1,582	n/a n/a n/a n/a	n/a
Wessman, Laura	5,000 23,400 25,000 8,000	8.00 8.00 0.97 0.20	17-Jan-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 1,582	n/a n/a n/a n/a	n/a
Stewart, David	3,750 10,650 10,000 5,000	8.00 8.00 0.97 0.20	17-Jan-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 989	n/a n/a n/a n/a	n/a
(1)	All securities under option are Common Shares.
(2)	The Company has not granted any SARs.
(3)	Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.

(4)	All figures are presented on a Post-Arrangement Basis (See Item 4 – Information on the Company –A. History and Development of the Company – Forbes Medi-Tech Inc.).

(5)
This value is calculated by multiplying the difference between the Company’s closing stock price on December 31, 2009 (US$0.38) on Nasdaq Stock Market converted to Canadian Dollars based on December 31, 2009 exchange rate and the option exercise price by the number of in-the-money unexercised options.

The following table sets out the incentive plan awards value vested to each Named Executive Officer during our financial year ended December 31, 2009.

Outstanding Share-based and Option-based Awards

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value vested during the year ($)
Butt, Charles	Nil	n/a	n/a
Goold, David	Nil	n/a	n/a
Wessman, Laura	Nil	n/a	n/a
Stewart, David	Nil	n/a	n/a

Defined Benefit or Actuarial Plan Disclosure

We do not maintain a Defined Benefit or Actuarial Plan for our officers or directors.  Pursuant to his previous employment agreement with us, between the ages of 60 and 85, Tazdin Esmail, former Chief Executive Officer, will be entitled to receive an annual reward for tenure allowance of $65,000.  We have not set aside any of our assets to cover our obligation under the reward for tenure arrangement.  At December 31, 2009, we have accrued $978,500 in our consolidated financial statements towards our obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, we purchased a whole life insurance policy on Mr. Esmail.

Termination and Change of Control Benefits

We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows:

Charles Butt has acted as our President since May, 2001 and as our Chief Executive Officer since March, 2002.  The employment agreement entered into by the Company with Charles Butt, as Amended and Restated as of September 8, 2004, and as subsequently amended, provides for a base annual salary of $378,804 as of January 1, 2009, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination by the Company without cause, or termination by Mr. Butt within 6 months following a change of control of the Company (other than a hostile change of control), Mr. Butt will be entitled to receive an amount equal to the aggregate of two times his annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, Mr. Butt will be entitled to receive an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

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

The Employment Agreements of Laura Wessman, David Goold and David Stewart require 18 months’ notice of termination without cause, or a severance payment instead of notice of 18 months’ annual base salary, or a combination of both.  In the event that the Company or any of these individuals terminates his or her employment within 6 months following a change of control or for the Company’s breach, the individual will be entitled to receive an amount equal to 18 months’ annual base salary. Jeff Motley ceased to be employed by the Company effective May 15, 2008.  Dr. John Nester ceased to be employed by the Company effective May 31, 2008.

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

There were no bonuses granted in respect of the 2008 and 2009 financial years.  The payment of bonuses granted in respect of the 2007 financial year occurred in April 2008.

Compensation of Directors

In the fiscal year ended December 31, 2009, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.

Effective as of July 1, 2006, the independent directors (See below Independent Director Compensation Fiscal 2009) each receive an annual retainer of $20,000. In addition, the Chairman receives an additional $24,000 annually in respect of his services provided outside Board meetings, the Chair of the Audit Committee receives an additional $8,000 annually in respect of his Audit Committee services provided outside the committee meetings, and all Committee Chairs receive an additional $2,500 annually in respect of their service as Chair. Annual retainers are paid quarterly for the period July 1 through June 30.  In addition to the annual retainer, the independent directors are compensated in cash in the amount of $2,000 per meeting for in-person attendance at board meetings; $2,000 per meeting for in-person attendance at board committee meetings; and $750 for meetings attended by phone.  The independent directors also receive, on an annual basis, options to purchase a minimum of 1,650 common shares of the Company, subject to the Board determining that such number of options is readily available under our then current stock option plan.  The fees of the independent directors were reduced by 20% commencing January 1, 2009, and continuing until such time as economic circumstances improve.

During the most recently completed financial year ended December 31, 2009, the independent Directors were granted the following options, earned the following Board and Board Committee meeting attendance fees, and were paid the following amounts as retainer, consulting fees and/or Audit Committee Service Fees:

Independent Director Compensation Fiscal 2009

Director	Fees Earned ($)	Share-based awards ($)	Option-based awards ($) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dunne, Joe	52,800	Nil	394	Nil	Nil	Nil	53,194
Kaushal, Nitin	39,400	Nil	394	Nil	Nil	Nil	39,794
Anderson, Greg (1)	33,000	Nil	394	Nil	Nil	Nil	33,394

(1)
All securities under option are Common Shares.  Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant The fair value of each granted option was determined using the Black-Scholes option pricing model, according to Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants, which is the model used by the Company for financial statement presentation.  The assumptions for estimating the fair value of each option granted were:  (i) risk-free interest rate of 1.07%; (ii) volatility of 133% (iii) expected dividend yield of nil; and (iv) expected life of 2 years.   Options were granted to Joe Dunne, Nitin Kaushal and Greg Anderson in January 2009 at an exercise price of $0.20 per common share expiring December 31, 2013. .  For further details see below Item 6 – Directors, Senior Management and Employees – E. Share Ownership.

(2)	All Options are presented on a Post-Arrangement Basis. (See Item 4 – Information on the Company –A. History and Development of the Company – Forbes Medi-Tech Inc.)

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

Directors’ & Officers’ Liability Insurance

We maintain directors’ and officers’ liability insurance coverage through a policy covering us and our subsidiaries, which has an annual aggregate policy limit of US$5,000,000, subject to a deductible of up to US$250,000 per loss.  This insurance provides coverage for indemnity payments made by us to our directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by us. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 26, 2010 to February 25, 2011) premiums aggregating US$130,000 are paid entirely by us.

C.           Board Practices

Date of expiration of current term of office, if applicable, and the period during which the person has served in that office.   Each director of our Company holds office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated by resignation, death, removal or otherwise, or he or she becomes disqualified to act as a director. The current members of our Board of Directors were each elected at our 2009 annual general meeting held on May 21, 2009.  Each executive officer holds office at the discretion of the Board of Directors, subject to the terms of his or her employment contract.   See Item 6 Directors, Senior Management and Employees – B. Compensation above.  For periods during which our Directors and Named Executive Officers have served in such capacities see Item 6 Directors, Senior Management and Employees – A. Directors and Senior Management above.

Service Contracts.    We do not have any formal service contracts with our directors in their capacities as such.  For a discussion of compensation paid to our directors during fiscal 2009, see Item 6 Directors, Senior Management and Employees – B. Compensation.

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Rule 10A-3 of the Exchange Act.  Pursuant to its charter, the Audit Committee shall:

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

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2009 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

Compensation Committee

Our remuneration committee, called our “Compensation Committee”, is comprised of Joe Dunne (Chair), Greg Anderson and Nitin Kaushal.  The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually.  The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels.  All members of the Compensation Committee are independent directors (as determined pursuant to Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act).

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

Nomination and Corporate Governance Committee

We also have a Nomination and Corporate Governance Committee of the Board composed of Greg Anderson (Chair), Joe Dunne, and Nitin Kaushal.  All three directors are independent directors (as determined pursuant to Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act).

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

As of December 31, 2009 we employed 12 full-time management, scientific and administrative employees situated in Vancouver, British Columbia.

We are not a party to any collective bargaining agreement, and have no involvement with labor unions.  We also do not employ a significant number of temporary employees.

E.           Share Ownership

Except as indicated in the footnotes below, as of March 30, 2010 the Directors and those Named Executive Officers of the Company referred to in Item 6.B above who remained in office as of such date held the following common shares and options to purchase common shares of the Company.

Named Executive Officers, Directors	Options(1)(2)			Shares Owned(1) (3) (Common Shares)
	No. of Shares Optioned	Exercise Price per Share	Expiry Date
Charles A. Butt President, CEO and Director	7,500	$8.00	January 17, 2012	5,587(4)
	71,300	$8.00	March 31, 2012
	40,000	$0.97	June 30, 2013
	12,000	$0.20	December 31, 2013
Laura Wessman Senior Vice President, Operations	5,000	$8.00	January 17, 2012	625 (4)
	23,400	$8.00	March 31, 2012
	25,000	$0.97	June 30, 2013
	8,000	$0.20	December 31, 2013
David Goold Chief Financial Officer	5,000	$8.00	January 17, 2012	1,250(4)
	7,000	$8.00	March 31, 2012
	20,000	$0.97	June 30, 2013
	8,000	$0.20	December 31, 2013
David Stewart Vice-President, Regulatory Affairs	3,750	$8.00	January 17, 2012	500(4)
	10,650	$8.00	March 31, 2012
	10,000	$0.97	June 30, 2013
	5,000	$0.20	December 31, 2013
Greg Anderson Director	3,000	$0.97	June 30, 2013	Nil
	3,000	$0.20	December 31, 2013
Joe Dunne Director	1,500	$6.56	March 31, 2012	4,480(4)
	13,725	$8.00	March 31, 2012
	10,000	$0.97	June 30, 2013
	3,000	$0.20	December 31, 2013
Nitin Kaushal Director	1,500	$6.56	March 31, 2012	Nil
	8,400	$8.00	March 31, 2012
	7,500	$0.97	June 30, 2013
	3,000	$0.20	December 31, 2013
TOTAL	329,325

(1)
All Shares Optioned, Shares Owned and Exercise Price per Shares are presented on a Post-Arrangement Basis. (See Item 4 – Information on the Company –A. History and Development of the Company – Forbes Medi-Tech Inc.)

(2)	All securities under option are Common Shares. Exercise Prices are determined as the closing price of our Common Shares on the TSX on the day prior to the date of grant.

(3)	Shares Owned are based on Insider Reports filed with Canadian Securities Regulatory Authorities.

(4)	Constitutes less than 1% of the outstanding common shares of the Company.

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

Shares Issued, Issuable and Currently Made Subject to Option
Under the 2007 Plan, options may be granted to purchase up to 10% of our outstanding shares from time to time. Based on our current 4,969,813 common shares issued and outstanding (on a Post-Arrangement Basis), options to purchase up to 496,981 common shares may currently be granted under the 2007 Plan.    Options to purchase up to 461,615 common shares, or 9.3% of our current outstanding shares, are currently outstanding under the 2007 Plan, with options to purchase up to 35,366 common shares, or 0.7% of our current outstanding shares, remaining available for grant.

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

Exercise Price
The Committee establishes the exercise price of all options granted, which price may not be less than the closing price of our common shares on such stock exchange or over-the-counter market as may be selected for such purpose by the Committee on the trading day immediately preceding the date of grant of the option.

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

ITEM 7      Major Shareholders and Related Party Transactions

A.           Major Shareholders

To the best of our knowledge, there are no current shareholders who beneficially own 5% or more of the outstanding common shares of the Company. From January 1, 2007 to March 30, 2010, significant changes in share ownership as filed on EDGAR were as follows:

2007

As filed on January 11, 2007, Cantor Fitzgerald collectively owned zero common shares of the Company.

As filed on February 14, 2007, Palo Alto Investors collectively owned 1,567,540 common shares of the Company, accounting for 4.1% of the total number of voting securities (share balances on a Pre-Arrangement Basis).

2008

No changes in share ownership were filed on EDGAR.

2009

No changes in share ownership were filed on EDGAR.

2010

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

United States Shareholders

Record Holders:  According to our register of shareholders, as of March 26, 2010, 14 registered shareholders (out of a total of 17, or 82% of our total shareholders) had addresses in the United States, holding a combined 2,044,230 common shares (or 41% of our outstanding common shares).  We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street names”.

B.           Related Party Transactions

Nancy E. Glaister, our former Corporate Secretary of the Company, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provided legal services to us.  For the period ending September 29, 2009 (date of resignation), Cawkell Brodie Glaister LLP billed us $63,000 (12 months ended December 31, 2008 - $122,000; 12 months ended December 31, 2007 -$204,000) excluding GST, PST and disbursements, for legal services.

C.           Interest of Experts and Counsel

Not applicable.

ITEM 8      Financial Information

A.           Consolidated Statements and Other Financial Information

Attached to this Annual Report, under Item 18, are the Company’s consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

•	Independent Registered Public Accounting Firm Auditors’ Report to the Shareholders;
•	Consolidated Balance Sheets as at December 31, 2009 and 2008;
•	Consolidated Statements of Operations, Comprehensive Income / (Loss) and Deficit for the fiscal years ended December 31, 2009, 2008 and 2007;
•	Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2009, 2008 and 2007; and
•	Notes to Consolidated Financial Statements.

Export Sales

For the fiscal years ended December 31, 2009, December 21, 2008 and December 21, 2007, all of our sales constituted export sales.

Annual Export Sales by Product
(in thousands of $)

Sterol Ingredient
	2009	2008	2007
North America	$2,351	$3,953	$4,360
Europe	1,317	3,004	3,272
Other	596	151	85

Finished Goods With Sterols
	2009	2008	2007
North America	-	-	-
Europe	360	732	1,130
Other	-	-	-

Total	$4,624	$7,840	$8,847

Annual Export Sales by Product
(percentage of total sales)

Sterol Ingredient
	2009	2008	2007
North America	51%	51%	49%
Europe	28%	38%	37%
Other	13%	1%	1%

Finished Goods With Sterols
	2009	2008	2007
North America	-	-	-
Europe	8%	10%	13%
Other	-	-	-

Legal Matters

Patent Oppositions
We received Notices of Opposition to our European Patent 0783514 (Sterol Compositions) from two parties: (i) Raisio Benecol Ltd. and (ii) UPM-Kymmene Oyj.  We prepared defense submissions and arguments in reply to these oppositions in November 2003.  Subsequent to our defense submissions, UPM-Kymmene Oy withdrew its opposition.  The written proceedings culminated in a hearing before the Opposition Division of the European Patent Office in La Hague in June 2006.  We were successful on some of the parent claims covering to “medications” comprising the sterol compositions, with very specific ratios of the three main sterol/stanol components. Raisio did not appeal. As these granted medication claims are not as broad as required for current commercial specifications, at this time, we filed a divisional application which claims foods and vitamin supplements with the a broader sterol composition. We expect that these latter claims, if and when granted, will be similarly and vigorously opposed by Raisio.

We have received Notices of Opposition to our European Patent 1148793 (Method of Preparing Microparticles of Phytosterols or Phytostanols) from two parties: (i) Raisio Benecol Ltd. and (ii) McNeil-PPC, Inc.  We prepared defense submissions and arguments in reply to these oppositions in December 2004.  These written proceedings culminated in a hearing before the Opposition Division of the European Patent Office in Munich in June 2006. While we were successful on novelty arguments, we did not prevail on inventiveness and the patent was revoked. The Company appealed, with new arguments and data, however, subsequently decided to withdraw the appeal, so the patent stands revoked.

We received a Notice of Opposition to our European Patent 1056767 (Method for the Preparation of Phytosterols from Tall Oil Pitch) from Raisio Benecol Ltd.  We prepared defense submissions and arguments in reply to this opposition in January 2005.  These written proceedings culminated in a hearing before the Opposition Division in December 2007. A decision was rendered by the Opposition Division rendered their decision on January 14, 2008 to revoke the patent on the basis of 100(c) EPC that the content extended beyond the content of application as filed. We filed a notice of appeal and grounds of appeal on March 13, 2008 and May 23, 2008, respectively. A date for oral proceedings has not yet been set.

We received a Notice of Opposition to the Company’s European Patent 1227734 (Compositions comprising edible oils or fats and phytosterols and/or phytostanols substantially dissolved therein, method of making the same, and use thereof in treating or preventing cardiovascular disease and its underlying conditions) from Kao Corporation.  We prepared defense submissions and arguments in reply to this opposition by April 2006.  Kao Corporation replied to the Company’s defense submissions and we made further reply submissions.  A date for oral proceedings was set, but we decided to withdraw from them. As such, the Opposition Division of the European Patent Office rendered its decision on September 18, 2009 to revoke the patent. No appeal was filed, so the patent stands revoked.

NASDAQ Hearing
See Item 4 – Information on the Company – A. History and Development of the Company – Other Important Events Since January 1, 2009, above.

TSX Review
See Item 4 – Information on the Company – A. History and Development of the Company – Other Important Events Since January 1, 2009, above.

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

           B.           Significant Changes

Since December 31, 2009, the significant events described below have occurred.  For a more detailed description of these events, see Item 4 – Information on the Company – A. History and Development of the Company - Other Important Events Since January 1, 2009 above.

On January 8, 2010 we announced that we had received a Nasdaq Staff Deficiency Letter indicating that we did not meet The NASDAQ Capital Market initial listing standard set forth in Listing Rule and our common shares were subject to suspension.

On January 14, 2010 we announced that we provided the NASDAQ with a notice of appeal of the Nasdaq Staff Deficiency determination to a Hearings Panel ("Panel"). The NASDAQ determination indicated that we did not meet The NASDAQ Capital Market initial listing (see “Exchange Listings” below).

In February 2010 we announced that we had received notification that a NASDAQ Listing Qualifications Panel has determined to delist the Company's securities from The NASDAQ Stock Market, effective February 18, 2010. With the delisting, our common shares were immediately eligible for quotation effective on the quotation service for securities traded over-the-counter, commonly known as the Pink Sheets (see “Exchange Listings” below). (See Item 4 – Information on the Company – A. History and Development of the Company - Other Important Events Since January 1, 2009).

ITEM 9     The Offer and Listing

A.           Offer and Listing Details

Price History

The following tables set forth in Canadian dollars for the TSX tables and US dollars for the NASDAQ tables, for each of the periods indicated, the high and low closing market prices of our common shares on the Toronto Stock Exchange (TSX) through to September 11, 2009 (we were delisted from the TSX effective at the closing of business on September 11, 2009), on NASDAQ (our listing transferred from The NASDAQ Global Market to The NASDAQ Capital Market effective at the opening of business on July 23, 2007) on the Pink Sheets (we were delisted from The NASDAQ Capital Market effective at the opening of business on February 18, 2010)

As discussed above, (See Item 4 - Information on the Company - A. History and Development of the Company - Forbes Medi-Tech Inc.), in February 2008 we undertook a one for eight reverse stock split, with an effective trading day of March 3, 2008.  The following tables are presented on a Post-Arrangement Basis.

(a) For the five most recent full financial years: the annual high and low market prices;

TSX: FMI (1)	$CDN	$CDN
Year	High	Low

2005	25.20	15.20
2006	25.04	6.72
2007	8.64	2.08
2008	2.08	0.19
2009	0.58	0.12

NASDAQ: FMTI (2)	$US	$US
Year	High	Low
2005	21.04	12.88
2006	21.44	5.76
2007	6.80	2.08
2008	2.00	0.14
2009	0.49	0.08

(1)	On September 11, 2009, as we had not regained compliance with the TSX listing requirements, we were delisted from the TSX.

(2)
All high and low sale prices up to July 22, 2007 represent prices of our common shares on The NASDAQ Global Market.  All high and low sale prices from July 23, 2007 represent prices of our common shares on The NASDAQ Capital Market.

(b) For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

TSX: FMI (1)	$CDN	$CDN
Year	High	Low

2008
Q1/08	2.08	0.86
Q2/08	1.27	0.93
Q3/08	1.08	0.55
Q4/08	0.67	0.19
2009
Q1/09	0.27	0.12
Q2/09	0.58	0.20
Q3/09	n/a	n/a
Q4/09	n/a	n/a

NASDAQ: FMTI (2)	$US	$US
Year	High	Low

2008
Q1/08	2.00	0.85
Q2/08	1.23	0.85
Q3/08	1.05	0.56
Q4/08	0.55	0.14
2009
Q1/09	0.22	0.08
Q2/09	0.45	0.13
Q3/09	0.40	0.29
Q4/09	0.49	0.26

(1)	On September 11, 2009, as we had not regained compliance with the TSX listing requirements, we were delisted from the TSX.

(2)
All high and low sale prices up to July 22, 2007 represent prices of our common shares on The NASDAQ Global Market.  All high and low sale prices from July 23, 2007 represent prices of our common shares on The NASDAQ Capital Market.

(c) For the most recent six months: the high and low market prices for each month;

NASDAQ/ PINK SHEETS: FMTI	$US	$US
Month	High	Low
Sep-09	0.40	0.29
Oct-09	0.49	0.33
Nov-09	0.39	0.30
Dec-09	0.38	0.26
Jan-10	0.40	0.28
Feb-10(1)	0.37	0.21
Feb-10(2)	0.24	0.18

(1)	All high and low sale prices up to February 17, 2010 represent prices of our common shares on The NASDAQ Capital Market.

(2)	All high and low sale prices from February 18, 2010 represent prices of our common shares on the Pink Sheets.

B.           Plan of Distribution

Not Applicable.

C.           Markets

The common shares of the Company trade on the Pink OTC Markets Inc, which operates an electronic quotation service for securities traded over-the-counter, commonly known as the Pink Sheets.  Our common shares trade on the Pink Sheets under the symbol FMTI.      See “Item 4 - Information on the Company - A. History and Development of the Company - NASDAQ” and “Item 4 - Information on the Company - A. History and Development of the Company - TSX”.

For further information, see “Item 4 - Information on the Company - A. History and Development of the Company - NASDAQ” above.

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

C.           Material Contracts

The following is a summary of our material contracts:

Pharmavite LLC
By an agreement dated January 1, 2006, the Company entered into a Reducol™ License & Supply Agreement with Pharmavite LLC. Pursuant to the terms of the agreement, Pharmavite must purchase a certain minimum quantity of Reducol™. In accordance with the terms of the agreement, the agreement was extended for an additional year commencing July 1, 2008. The contract terminates by its terms on June 30, 2010 and is subject to automatic one-year renewals unless either party provides 90 days’ prior written notice of its intention not to renew.  To date, we have not received any notice of non-renewal.  Failure to renew the agreement would have a material adverse effect on our revenue.

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

Investment Agreement

On March 19, 2008, as part of our reorganization plan, we entered into an agreement (the “Investment Agreement”), as amended, with a private investor (the "Investor") to reorganize Forbes Medi-Tech Operations Inc. (Old Forbes) The Investor made an initial investment of $2,960,000 in a convertible debenture of Old Forbes.   (See Item 4 - Information on the Company - A. History and Development of the Company - Other Important Events Since January 1, 2009 - Plan of Reorganization).

Convertible Debenture

On May 9, 2008, our subsidiary, Old Forbes, issued a convertible debenture for proceeds of $2,960,000 which was convertible or callable for one year to May 9, 2009.  The debenture was convertible into 20,683,685 voting common shares (representing 35% of the voting common shares after conversion) and 123,818,901 non-voting common shares (representing 100% of the non-voting common shares after conversion) of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of issue of the debenture. The convertible debenture was converted on March 18, 2009.  (See Item 4 - Information on the Company - A. History and Development of the Company - Other Important Events Since January 1, 2009 - Plan of Reorganization).

Assignment Agreement

On August 15, 2008, we entered into an agreement with Transition Therapeutics Inc. (the “Transition Agreement”) to sell, assign and transfer all of our right, title and interest in certain pharmaceutical intellectual properties. The intellectual properties were those acquired in the 2006 TheraPei transaction and further developed in our now closed San Diego based operations (See Item 4 - Information on the Company - A. History and Development of the Company – Acquisitions Since January 1, 2007 / Dispositions Since January 1, 2007).

Payment, Amendment and Release Agreement

On August 15, 2008, we entered into a Payment, Amendment and Release Agreement with the former TheraPei Stockholders (the “PAR Agreement”) in connection with our sale of assets to Transition. Pursuant to the PAR Agreement we are required to pay the former TheraPei Stockholders 20% of the amounts received by us pursuant to the Transition Agreement. (See Item 4 - Information on the Company - A. History and Development of the Company – Acquisitions Since January 1, 2007 / Dispositions Since January 1, 2007).

Transition Asset Purchase Agreement

On August 15, 2008, we entered into an agreement with Transition Therapeutics (USA) Inc. to sell capital assets located in our now closed San Diego based operations (See Item 4 - Information on the Company - A. History and Development of the Company – Acquisitions Since January 1, 2007  / Dispositions Since January 1, 2007).

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

E.           Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If the Company is not considered a “passive foreign investment company” (a “PFIC”, as defined below) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Company’s common shares.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Company’s common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares (see “Disposition of Common Shares” below).  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to common shares will constitute ordinary dividend income.  Dividends paid on common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.  The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) common shares of the Company are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.  (See the section below under the heading "Passive Foreign Investment Company Rules").

If the Company is QFC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if common shares are held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

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

Subject to specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS on a timely basis.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of common shares.  Under the recently enacted Hiring Incentives to Restore Employment Act, each United States person who is a shareholder of a PFIC is required to file an annual report with the IRS.

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

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

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company does not believe that it was a PFIC for the tax year ended December 31, 2009.   The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this document.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Under the default PFIC rules, a U.S. Holder would be required to treat any gain recognized upon a sale or disposition of our common shares as ordinary (rather than capital), and any resulting U.S. federal income tax may be increased by an interest charge which is not deductible by non-corporate U.S. Holders.  Rules similar to those applicable to dispositions will generally apply to distributions in respect of our common shares which exceed a certain threshold level.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner.  U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of our common shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each taxable year, if any, that the Company or any Subsidiary PFIC is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the Company or any Subsidiary PFIC.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

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

F.           Dividends and Paying Agents

Not Applicable.

G.           Statement by Experts

Not Applicable.

H.           Documents on Display

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the Commission’s Public Reference Room at One Station Place, 100 F Street NE, Washington, D.C., 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by the Company can be inspected on the Canadian Securities Administrators’ electronic filing system, SEDAR®, accessible at the web site www.sedar.com, or by accessing it on EDGAR at www.sec.gov/edgar.shtml.

I.           Subsidiary Information

Not Applicable.

ITEM 11   Quantitative and Qualitative Disclosures About Market Risk

Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.  We do not engage in any foreign currency hedging activities.

Market risk

Currency risk
We operate internationally and are exposed to foreign exchange risk from various currencies, primarily US dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. Our main objective in managing our foreign exchange risk is to maintain US cash on hand to support US. forecasted cash flows.  To achieve this objective we monitor forecasted cash flows in foreign currencies and attempt to mitigate the risk by modifying the nature of cash and cash equivalents held.

Balances in foreign currencies at December 31, 2009 are as follows:

	US		British
(thousands of $)	Dollars	Euros	pounds

Cash and cash equivalents	$771	€46	£66
Accounts receivable	635	97	51
Accounts payable and accrued liabilities	(136)	(36)	(24)
Tax provision	(711)	―	―

	$559	€107	£93

	US		British
(thousands of $)	Dollars	Euros	pounds

Cash and cash equivalents	$435	€40	£56
Accounts receivable	329	166	58
Accounts payable and accrued liabilities	(1,593)	(9)	(58)
Tax provision	―	―	―

	$(829)	€197	£56

Balances in foreign currencies at December 31, 2008 are as follows:

	US		British
(thousands of $)	Dollars	Euros	pounds

Cash and cash equivalents	$435	€40	£56
Accounts receivable	329	166	58
Accounts payable and accrued liabilities	(1,593)	(9)	(58)
Tax provision	―	―	―

	$(829)	€197	£56

Our measurement currency is Canadian dollars however certain of our revenues and expenses are denominated in US dollars, the European Union Euro (“Euros”), and the Great Britain Pound (“GBP”).  Foreign currency risk reflects the risk that our earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2009 approximately 66% of our sales were made in US dollars and approximately 49% of expenses were incurred in US dollars.  With all other variables held constant, a ten percentage point increase in the value of the US dollar relative to the Canadian dollar during the year would have decreased our net income by approximately $95,000 for the year ended December 31, 2009.

During the year ended December 31, 2009 approximately 26% of our sales were made in Euros and an insignificant amount of expenses were incurred in Euros.  With all other variables held constant, a ten percentage point increase in the value of the Euro relative to the Canadian dollar would have increased our net income by approximately $86,000 for the year ended December 31, 2009.

During the year ended December 31, 2009 approximately 8% of our sales were made in GBP and approximately 4% of expenses were incurred in GBP.  With all other variables held constant, a ten percentage point increase in the value of the GBP relative to the Canadian dollar would have increased our net income by approximately $2,000 for the year ended December 31, 2009.

At December 31, 2009, we had US dollar, Euro, and GBP denominated accounts payable which are partially offset by US dollar, Euro and GBP accounts receivable.  Foreign exchange gains and losses arising from the revaluation of these balances are included in the net income.  With all other variables held constant, a ten percentage point increase in the value of the US dollar, Euro or GBP relative to the Canadian dollar would have (decreased)/increased the net income by approximately $(21,000), $6,000 and $3,000, respectively, at December 31, 2009.

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

In addition, although the interest rate fluctuation impacts the interest expense relating to the tenure allowance, the amount of the tenure allowance payments are a fixed amount until the end of the arrangement.  A 1% increase in the Government of Canada’s long-term bond rate would decrease the tenure allowance liability and related interest expense by approximately $89,000.

Credit risk

Credit risk is the risk of a financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Our maximum exposure to credit risk at period end is the carrying value of our cash and cash equivalents and accounts receivable. We manage credit risk by maintaining bank accounts with Schedule I banks. Cash and cash equivalents of $1,329,000 (December 31, 2008 - $1,377,000) are held with a Canadian chartered bank, an affiliated US bank and a UK bank. Our cash is not subject to any external restrictions.

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

(thousands of $)	December 31, 2009

Trade accounts receivable	$897
Other receivables	50
Total accounts receivable	$947

Current	$766
Past due for less than:
30 days	81
60 days	46
90 days	-
Past due for 90 days or greater	4

Total trade accounts receivable, net	$897

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our obligations as they fall due. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2009:

(thousands of $)	Less than 3 months	3 - 6 months		6-12 months		Greater than 1 year

Accounts payable and accrued liabilities	$547	$	―	$	―	$	―
Tenure allowance	16		16		33		1,446
	$563		$16		$33		$1,446

Commodity Price Sensitivity
We have secured long term supply agreements for the supply of Reducol™ and other sterol ingredients, with fixed prices through fiscal 2011. In addition, we may source alternative supplies of the sterol products,. As we have secured this long term agreement, we do not have material exposure to commodity price risk.

ITEM 12    Description of Securities Other than Equity Securities

A. Debt Securities
Not Applicable

B. Warrants and Rights
Not Applicable

C. Other Securities
Not Applicable

D. American Depository Shares
The Company’s common shares are not represented by American Depository Receipts.

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

B.           Modification or Issuance of Other Class of Securities

None.

C.           Withdrawal or Substitution of Security

None.

D.           Change of Trustee or Paying Agent

None.

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

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

C.           Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16    [Reserved]

Item 16A.              Audit Committee Financial Expert
Our Board of Directors has determined that Nitin Kaushal satisfies the requirements of an audit committee financial expert pursuant to the criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit Committee.  Our Board of Directors has determined that Mr. Kaushal meets the requirements for independence pursuant to Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

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

Item 16C.              Principal Accountant Fees And Services
The aggregate fees billed our independent auditor, KPMG LLP for the years ended December 31, 2009 and December 31, 2008 are set forth below:

	Years ended December 31
	2009	2008
Audit Fees	$85,000	$269,135
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$85,000	$269,135

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

No fees were paid to KPMG LLP for services that would be disclosed under the category "All Other Fees", as defined in Item 16C of Form 20-F

All services described in the table above were approved by the Audit Committee pursuant to paragraph c(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

None.
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

The Financial Statements and related schedules attached hereto are included in this Item and form part of this Annual Report:

•	Independent Registered Public Accounting Firm Auditors’ Report to the Shareholders;
•	Consolidated Balance Sheets as at December 31, 2009 and 2008;
•	Consolidated Statements of Operations, Comprehensive Income Loss and Deficit for the years ended December 31, 2009, 2008 and 2007;
•	Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007; and
•	Notes to the Consolidated Financial Statements.

ITEM 19          Exhibits

Exhibit No.	Description
F-1	Audited Annual Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007, together with the Auditor’s report thereon.
1.1(1)	Certificate of Name Change dated February 27, 2008
1.2(1)	Certificate of Incorporation dated January 10, 2008
1.3(1)	Articles of the Company dated January 10, 2008
1.4(2)	Court Order and Plan of Arrangement dated February 15, 2008
1.5(7)	Notice of Articles of the Company dated May 23, 2008
2.1(7)	Amended and Restated Shareholder Rights Plan Agreement made as of April 22, 2008
2.2(6)	2007 Stock Option Plan
4.1*(4)	License Agreement with UBC (re: Phytosterols) dated July 4, 1995
4.10(5)	Separate Registration Rights Agreements dated October 25, 2004 between Forbes Medi-Tech Inc. and various purchasers of our Series B Convertible Preferred Shares
4.11(5)	Class D Warrant Certificates
4.12(3)	Settlement Agreement dated May 26, 2004 between Forbes Medi-Tech Inc., Tazdin Esmail and Vestco Enterprises Inc.
4.13(12)	Amended and Restated Employment Agreement with Charles Butt dated September 8, 2004
4.14(12)	Amended and Restated Employment Agreement with Jeff Motley dated January 1, 2005
4.15(12)	Amended and Restated Employment Agreement with Laura Wessman dated January 1, 2005

4.18(12)	Amended and Restated Employment Agreement with David Goold dated January 1, 2006
4.19(8)	Amended and Restated Employment Agreement with David Stewart dated January 1, 2005
4.25* 4.26* 4.28(13) 4.29(13) 4.30(13)
Investment Agreement with Matco Capital Ltd. dated March 19, 2008
Convertible Debenture issued by Old Forbes to Matco Capital Ltd. dated May 9, 2008
Asset Purchase Agreement with Transition dated August 15, 2008
Assignment Agreement with Transition dated August 15, 2008
Payment, Amendment and Release Agreement with the TheraPei Stockholders dated August 15, 2008

8.1	List of Subsidiaries See Item 4 Information on the Company - C. Organizational Structure
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6 (10) 99.7(8)	Code of Ethics Audit Committee Charter
(1)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on March 6, 2008.
(2)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on February 28, 2008
(3)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 1, 2005.
(4)	Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended July 31, 2001.
(5)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on October 28, 2005 and the Company's Form 6-K's filed on November 23, 2005.
(6)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on July 5, 2007.
(7)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on May 27, 2008.
(8)	Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended December 31, 2008 submitted to the SEC on April 2, 2009.
(9)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 2, 2008.
(10)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 3, 2006.
(11)	Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended December 31, 2006 submitted to the SEC on April 4, 2007.
(12)	Incorporated herein by reference from the Exhibits to the Company’s Amended Report on Form 20-F/A for the year ended December 31, 2006 submitted to the SEC on April 5, 2007.
(13)	Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on August 25, 2008.

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

FORBES MEDI-TECH INC.
(Registrant)
(signed) “Charles Butt”
CHARLES BUTT CHIEF EXECUTIVE OFFICER

Dated:   April 2, 2010

Consolidated Financial Statements
(Expressed in Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2009, 2008 and 2007

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

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" on page 15 of the December 31, 2009 Management‘s Discussion and Analysis.

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

“Charles A. Butt”                                                                                     “David Goold”

CHARLES A. BUTT                                                                                   DAVID GOOLD, CA
President and Chief Executive Officer                                                      Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Forbes Medi-Tech Inc.

We have audited the accompanying consolidated balance sheets of Forbes Medi-Tech Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for each of the years in the three-year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis of our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forbes Medi-Tech Inc. and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

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

SIGNED “KPMG LLP”

Chartered Accountants

Vancouver, Canada
February 23, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

FORBES MEDI-TECH INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2009 and 2008
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$1,329,176	$1,376,575
Accounts receivable (note 7)	946,823	1,446,561
Inventories (note 8 )	2,117,159	5,992,748
Prepaid expenses and deposits	178,287	241,784
	4,571,445	9,057,668

Capital assets (note 10)	102,813	139,843
Other assets (note 12)	23,210	18,376

	$4,697,468	$9,215,887

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 13)	$546,848	$2,598,488
Income tax liability	―	6,838
Convertible debenture (note 6)	―	2,856,272
Current portion tenure allowance payable (note 15(a))	65,000	65,000
	611,848	5,526,598

Long-term liabilities:
Tax provison	744,000	―
Tenure allowance (note 15(a))	913,464	1,005,029
	2,269,312	6,531,627

Equity component of subsidiary’s convertible debenture (note 6)	―	398,615

Shareholders’ equity:
Share capital (note 14(b))	2,720,992	2,720,992
Contributed surplus (note 14(c))	10,042,877	10,026,964
Deficit	(10,335,713)	(10,462,311)
	2,428,156	2,285,645

	$4,697,468	$9,215,887

Nature of operations (note 1)
Going concern (note 2)
Commitments and contractual obligations (notes 15 and 21)
Related party transactions (note 18)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Joe Dunne”	“Nitin Kaushal”
Director	Director

JOE DUNNE NITIN KAUSHAL

FORBES MEDI-TECH INC.
Consolidated Statements of Operations, Comprehensive Income / (Loss) and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue:
Sales	$4,624,082	$7,839,674	$8,847,117
Licensing	2,168	4,097	57,324
Phytosterol revenues	4,626,250	7,843,771	8,904,441
Cost of sales	4,229,889	6,712,878	8,663,915
Change in inventory and purchase commitment allowances (note 9)	(852,000)	830,000	491,000
	1,248,361	300,893	(250,474)

Expenses:
General and administrative	3,043,056	5,281,976	4,875,102
Nutraceutical research, development and support	734,232	1,213,554	1,774,932
Marketing, sales and product development	681,498	1,527,766	1,605,985
Depreciation and amortization	37,030	75,584	160,178
Foreign exchange loss (gain)	137,446	(456,027)	1,431,069
	4,633,262	7,642,853	9,847,266
Loss from continuing operations before other income (expenses) and taxes	(3,384,901)	(7,341,960)	(10,097,740)

Other income (expenses):
Gain on dilution of interest in subsidiary (note 3)	4,147,975	―	―
Interest and other	128,857	168,930	456,924
Impairment charge for capital assets	―	―	(92,848)
	4,276,832	168,930	364,076
Income / (loss) from continuing operations before taxes	891,931	(7,173,030)	(9,733,664)

Income tax recovery / (expense) (note 20(a))	(765,333)	(16,538)	491,454

Net income / (loss) from continuing operations for the year	126,598	(7,189,568)	(9,242,210)

Discontinued Operations (note 24)
Loss from discontinued operations	―	(462,931)	(2,440,918)

Net income / (loss) and comprehensive income / (loss) for the year	126,598	(7,652,499)	(11,683,128)

Deficit, beginning of year	(10,462,311)	(101,269,812)	(89,586,684)
Reduction of deficit and stated share capital	―	98,460,000	―

Deficit, end of year	$(10,335,713)	$(10,462,311)	$(101,269,812)
Weighted average number of common shares outstanding, basic (note 17)	4,969,813	4,865,131	4,800,923

Basic income / (loss) per share	$0.03	$(1.57)	$(2.43)

Weighted average number of common shares outstanding, diluted (note 17)	5,032,539	4,865,131	4,800,923

Diluted income / (loss) per share	$0.03	$(1.57)	$(2.43)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Cash provided by (used in):
Operations:
Net income / (loss) for the year	$126,598	$(7,652,499)	$(11,683,128)
Adjustment for:

Depreciation and amortization	37,030	86,617	213,007
Stock-based compensation	15,913	151,608	958,324
Accretion of interest	103,728	294,887	―
Loss on disposal of fixed assets	―	73,288	―
Impairment charge for goodwill, intellectual property and capital assets	―	―	759,047
Amortization of deferred license revenues	―	―	(57,324)
Gain on disposal of discontinued operations, net of taxes	―	(767,603)	―
Gain on dilution of interest in subsidiary	(4,147,975)	―	―
Net change in non-cash operating items (note 16)	3,027,947	(119,859)	(290,871)
Net cash used in continuing operations	(836,759)	(7,933,561)	(10,100,945)

Investments:
Proceeds on disposal of short-term investment	789,360	―	―
Net proceeds on disposal of discontinued operations	―	1,016,966	―
Proceeds from long-term note receivable	―	98,559	140,075
Proceeds on disposal of fixed assets	―	10,453	―
Acquisition of property, plant and equipment	―	(9,885)	(98,695)
	789,360	1,116,093	41,380
Financing:
Debenture	―	2,960,000	―
Issuance of common shares	―	―	6,600
	―	2,960,000	6,600

(Decrease) in cash and cash equivalents	(47,399)	(3,857,468)	(10,052,965)

Cash and cash equivalents, beginning of year	1,376,575	5,234,043	15,287,008

Cash and cash equivalents, end of year	$1,329,176	$1,376,575	$5,234,043

	2009		2008	2007

Supplementary cash flow information:
Interest paid	$	―	$1	$2,598
Income taxes paid		28,294	39,132	12,271
Non-cash financing and investing activities:
Issuance of common shares on disposal of
discontinued operations (note 24)		―	154,467	―
Transfer from contributed surplus for options exercised		―	―	26,276

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

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

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

The Company has sustained continuing operating losses since its formation and at December 31, 2009 had cash of $1,329,176. The Company’s management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010.  This view is based on a number of factors and assumptions and includes the assumption that the Company’s expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

The Company's future operations are completely dependent upon its ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds.  The market for any of these activities for companies such as Forbes have always been challenging.  If the Company cannot complete one or more of these activities, the Company will have to consider winding up, dissolution or liquidation of the Company.  The financial statements do not include any adjustments that might result form the outcome of this uncertainty.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement on a liquidation basis, which would differ materially from the going concern basis.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

3.	Plan of Arrangement and Reorganization:

On February 14, 2008, at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement").  On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.".  Subsequently Old Forbes changed its name to “3887685 Canada Inc.” and then to Deans Knight Income Corporation (“Deans Knight”).

On March 20, 2008, the Company announced that as part of its continuing reorganization plan, the Company entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes.  As announced on May 12, 2008, the first phase of this reorganization transaction was completed when the Investor made an investment of $2,960,000 by way of a convertible debenture of Old Forbes.  All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture, were transferred to New Forbes.  The debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the first phase of the transaction.

In first quarter of 2009, the Company’s old subsidiary, 3887685 Canada Inc. retained GMP Securities L.P. and a syndicate of agents in connection with an offering of its Voting Common Shares to the public (the "Offering").   3887685 Canada Inc. changed its name to Deans Knight. On March 9, 2009, Deans Knight filed a final prospectus relating to the Offering of these securities.  On March 18, 2009, the Offering was completed with Deans Knight issuing 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900.  As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes, exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the Convertible Debenture, the Company’s ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a dilution gain of $4,147,975.  The dilution gain is comprised of a gain on the conversion of convertible debenture of $2,960,000, gain on dilution of interest in Old Forbes resulting from the Offering of $789,360, and a gain on the derecognition of the equity component of subsidiary’s convertible debenture in the amount of $398,615.  In the second quarter of 2009, the Company disposed of its short-term investment in Deans Knight for proceeds of $789,360.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

3.	Plan of Arrangement and Reorganization (continued):

As a result of this transaction approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to 3887685 Canada Inc. (Old Forbes), are no longer available for utilization by the Company (note 20).

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

4.	Changes in accounting standards :

(a)   Current year adoption of new accounting standards:

Effective on January 1, 2009, the Company adopted the recommendation of CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064) and Section 3862, Financial Instruments (Section 3862).

Section 3064 replaced Handbook Section 3062, Goodwill and Intangible Assets, and Handbook Section 3450, Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and was applicable for the Company’s first quarter of fiscal 2009.  The adoption of this new standard did not have an impact on the Company’s financial position and results of operations.

Section 3862 was amended which entailed disclosures to include additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements. We adopted these amendments that require the classification of fair value measurements of financial instruments using a three level hierarchy reflecting the significance of the inputs used in estimating these fair value measurements. The fair value hierarchy consists of the following levels:

(i)	financial assets and liabilities measured at estimated fair values determined using quoted prices in active markets for identical assets or liabilities.

(ii)
financial assets and liabilities measured at estimated fair values determined using inputs other than quoted prices that are observable for the asset or liability either directly (as prices) or indirectly (derived from prices).

(iii)	financial assets and liabilities measured at estimated fair values determined using inputs that are not based on observable market data.

Classification of the fair value measurements is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

4.	Changes in accounting standards (continued):

(b)      Future changes in accounting standards:

(i)	International financial reporting standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be December 31, 2011. The transition date for the Company will be January 1, 2011 and may require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption and impact of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.  Throughout 2010 the Company will continue to assess the financial reporting impact and review standards for their application to the Company’s operations.

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

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

5.      Significant accounting policies:

(a)       Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

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
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

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

(f)        Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(g)       Cost of sales:

Cost of sales includes all costs pertaining to the sales of marketable nutraceutical products, costs related to the manufacturing, and any revaluation of inventory.

(h)       Income taxes:

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

(i)        Foreign currency translation:

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

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

5.      Significant accounting policies (continued):

(j)        Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, capital and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(k)        Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 15(b)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(l)        Fair value of financial instruments:

Financial instruments must be classified into one of five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value using level 1 inputs.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and the tenure allowance are classified as other financial liabilities, which are measured at amortized cost.  The tenure allowance is equal to its respective fair values being the present value of future payments discounted at the current market rate of interest.  The life insurance cash surrender value is carried at fair value and is designated as held for trading.

(m)      Income / (loss) per share:

Basic income / (loss) per share is computed by dividing net income / (loss) by the weighted average number of common shares outstanding during the reporting period.

Diluted net income / (loss) per common share is computed in accordance with the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options and warrants.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

6.	Convertible Debenture:

The convertible debenture was issued May 9, 2008 by 3887685 Canada Inc. (“Old Forbes”), a former wholly owned subsidiary of the Company, and was convertible or callable for one year to May 9, 2009.  The convertible debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes.

For accounting purposes, this convertible debenture was considered to have both a debt and equity component. As the convertible debenture was convertible into shares of a subsidiary company, the equity component of $398,615 was recorded as equity component of subsidiary’s convertible debenture and relates to the fair value of the call option and to the embedded conversion feature at the date of issuance of the debenture. The fair value of the liability component was calculated as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 15% for the period from May 9, 2008 for the expected remaining life of the debenture.  The equity component was allocated the residual value. The carrying value of the liability portion was being accreted to its redemption value of $2,960,000, over a period from the date of issuance to its estimated conversion date of March 31, 2009, or until conversion of the convertible debenture into common shares of Old Forbes.  Interest accretion of $103,728 was charged to the statement of operations as interest expense for the quarter ended March 31, 2009.

On March 18, 2009, as a condition of the completion of the Offering the holder of the Convertible Debenture exercised the conversion feature of the debenture and 54,147 voting common shares and 345,671 of non-voting common shares of Old Forbes were issued.   As a result of the conversion, the Company’s ownership in the former subsidiary, Old Forbes, was diluted from 100% to approximately 21% (see Plan of Arrangement and Reorganization - note 3).

7.      Accounts receivable:

	2009	2008

Trade receivables	896,744	791,154
Other sales taxes recoverable	49,579	138,780
Other receivables	500	516,627

	$946,823	$1,446,561

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

8.	Inventories:

	2009	2008
Raw materials, supplies and work in progress	$1,197,490	$2,332,049
Finished goods	1,738,669	3,907,699
	2,936,159	6,239,748
Valuation allowances	(819,000)	(247,000)
	$2,117,159	$5,992,748

During the year ended December 31, 2009, changes in raw materials and finished goods recognized as cost of sales amounted to $4,229,889 (December 31, 2008, - $6,712,878).

9.      Inventory and purchase commitment allowances:

	2009	2008

Purchase commitment allowance(i)	$1,424,000	$1,033,000)
Inventory allowance(ii)	(572,000)	203,000
Change in inventory and purchase commitment allowances	$852,000	$(830,000)

(i) The Company records allowances for losses relating to future year purchase commitments on inventory. In the second quarter of 2009, the Company renegotiated a supply agreement which eliminated future losses on certain purchase commitments for inventory. The provision for losses on future purchase commitment of $1,424,000 included in Accounts payable and accrued liabilities, at December 31, 2008 was reversed in the quarter ended June 30, 2009.  As at December 31, 2009 the provision for losses on future inventory purchase commitments was $nil.

(ii) The Company regularly reviews inventory quantities on hand and records an estimated provision for excess inventory based primarily on its historical sales and expectations for future use. To the extent the Company has excess inventory, it recognizes a reserve for such excess inventories based on the expected realizable value of inventory (see Inventories - note 8).

10.      Capital assets:

		Accumulated	Net book
2009	Cost	amortization	value

Leasehold improvements	$66,16	$66,162	$ ―
Office equipment	139,639	(90,293)	49,346
Computer equipment and software	279,656	(226,189)	53,467
	$485,457	$(382,644)	$102,813

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

10.     Capital assets (continued):

		Accumulated	Net book
2008	Cost	amortization	value

Leasehold improvements	$66,162	$(66,162)	$ ―
Office equipment	139,639	(79,266)	60,373
Computer equipment and software	279,656	(200,186)	79,470
	$485,457	$(345,614)	$139,843

Amortization expense amounted to $37,030 in the year ended December 31, 2009 (2008 - $67,352, 2007 - $151,720).

11.	Joint venture:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49% venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Forbes-Fayrefield has arranged a €50,000 line of credit to support the operations. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 1.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2009, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in the venture operations:

	December 31	December 31
	2009	2008
Assets
Current assets	$198,299	$205,362
Office equipment	2,002	3,781

	$200,301	$209,143
Liabilities
Accounts payable, overdraft and accrued liabilities	$38,707	$87,822

Equity	$161,594	$121,321

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

11.	Joint venture (continued):

	2009	2008

Earnings
Revenue	$360,223	732,069
Cost of goods sold	321,265	651,791
Expenses	(1,315)	75,498
Net earnings	$40,273	$4,780

	2009	2008

Cash Flow
Operating activities	$12,247	$59,482
Financing activities	―	―
Investing activities	―	―
Increase in cash flow	$12,247	$59,482

12.       Other assets:

		Accumulated	Net book
2009	Cost	amortization	value

Capitalized license fees	$46,100	$(46,100)	$ ―
Restricted cash funds in trust account			23,210
	-	-	$23,210

		Accumulated	Net book
2008	Cost	amortization	value

Capitalized license fees	$46,100	$(46,100)	$ ―
Restricted cash funds in trust account	--	--	18,376
	--	--	$18,376

Amortization expense amounted to $nil in the year ended December 31, 2009 (2008 - $8,232, 2007 - $8,458).

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

13.           Accounts payable and accrued liabilities:

	2009	2008

Trade payables	$327,715	$910,501
Other payables	219,133	263,987
Provision for loss on inventory purchase commitment	―	1,424,000
	$546,848	$2,598,488

In the year ended December 31, 2009, $1,424,000 (2008 - $1,033,000 recognized) was reversed as a result of reversing the provision for loss on purchase commitments for inventory (see note 9(i)).

14.           Share capital:

(a)	Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value and unlimited preferred shares without par value.  As explained in note 3, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

14.           Share capital (continued):

(b)
Common shares issued and allotted and contributed surplus:

As a condition of implementing the Arrangement (note 3), the Company reduced its stated Share Capital and Deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of the Company was greater than the aggregate of its liabilities and stated Share Capital (as amended). After the reduction of the stated capital, the stated capital was $2,566,525.

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2006	4,800,241	$100,993,649	$7,069,099
Issued during the year upon:
Exercise of stock options for cash proceeds	1,250	6,600	―
Employee stock-based compensation expense	―	―	839,851
Non-employee stock-based compensation expense	―	―	118,473
Transfer from contributed surplus for options exercised:
Non-employee stock-options	―	26,276	(26,276)
Balance, December 31, 2007	4,801,491	$101,026,525	$8,001,147
Issuance of common shares pursuant to agreement (note 24)	168,322	154,467	―
Employee stock-based compensation expense	―	―	149,947
Non-employee stock-based compensation expense	―	―	1,661
Reduction of stated share capital	―	(98,460,000)	―
Balance, December 31, 2008	4,969,813	$2,720,992	$8,152,755
Employee stock-based compensation expense	―	―	15,907
Non-employee stock-based compensation expense	―	―	6
Balance, December 31, 2009	4,969,813	$2,720,992	$8,168,668

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

14.  Share capital (continued):

(c)	Contributed surplus relating to:

	2009	2008
Surplus relating to stock compensation, warrants and options associated with common shares (note 14(b))	$8,168,668	$8,152,755
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209
	$10,042,877	$10,026,964

(d)	Share purchase warrants

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at December 31, 2009 and expire on October 26, 2010. No warrants were exercised in the year ended December 31, 2009.

(e)	Option Plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At December 31, 2009, the Company could grant options for up to 496,981 common shares.

(f)	Outstanding Options (continued):

Stock options outstanding as at December 31, 2009:

		Options outstanding			Options exercisable
Range of Exercise prices		Number outstanding at December 31, 2009	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2009	Weighted average exercise price

$	<1.00	212,000	3.64	$0.73	212,000	$0.73
	$1.00-$7.28	7,900	2.25	$6.54	7,900	$6.54
	$8.00	241,715	2.20	$8.00	241,715	$8.00
		461,615	2.86	$4.63	461,615	$4.63

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

14.     Share capital (continued):

(f)	Outstanding Options (continued):

Company's Stock Option Plan as at and changes for the years ended December 31, 2009, 2008 and 2007:

	Number of Optioned Shares	Weighted Average Exercise Price
Balance, December 31, 2006	571,451	$19.36
Options granted	88,937	8.00
Options exercised	―	―
Options forfeited	(75,156)	15.44
Balance, April 12, 2007	585,232	$18.16
Options cancelled due to adoption of New Plan	(475,203)	20.08
Options issued on adoption of New Plan	271,438	8.00
Options granted	9,088	6.24
Options exercised	(1,250)	5.28
Options forfeited	(12,619)	17.92
Balance, December 31, 2007	367,686	$7.93
Options granted	156,000	0.97
Options forfeited	(96,971)	7.81
Balance, December 31, 2008	426,715	$5.41
Options granted	70,000	0.20
Options forfeited	(35,100)	5.23
Balance, December 31, 2009	461,615	$4.63

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

14.     Share capital (continued):

(f)	Outstanding Options (continued):

A summary of the non-vested stock options as at and changes for the year ended December 31, 2009 are as follows:

	Options outstanding			Non-vested options
		Weighted	Weighted		Weighted
		average	average		Average
		exercise	years to		Grant date
	Shares	price	expiration	Shares	fair value
Outstanding,
beginning of year	426,715	$5.41	3.69	8,909	$3.29
Granted	70,000	0.20	4.00	70,000	0.13
Exercised	―	―	―	―	―
Forfeited	(35,100)	5.23	2.75	―	―
Vested				(78,909)	0.51
Outstanding at
December 31, 2009	461,615	$4.63	2.86	―	―
Options exercisable	461,615	$4.63	2.86	N/A	N/A

The above noted stock options expire at various dates from January 17, 2012 to December 31, 2013.

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on December 31, 2009 of US$0.38 ($0.40 in Canadian Dollars based on the December 31, 2009 exchange rate) on the Nasdaq Stock Market, which would have been received by option holders had they exercised their options at that date. The aggregate intrinsic values of all vested stock options outstanding at December 31, 2009, 2008 and 2007 were $13,246, $nil and $nil, respectively The total fair value of stock options that vested during the year ended December 31, 2009, 2008 and 2007 were $40,207, $93,612 and $362,719, respectively. The total intrinsic values of the stock options exercised during the years ended December 31, 2009, 2008 and 2007 were $nil, $nil and $1,100 respectively.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

14.    Share capital (continued):

(g)	Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2009, 2008 and 2007 is summarized below:

	2009	2008	2007

Employee stock-based compensation expense	$15,907	$149,947	$839,851
Non-employee stock-based compensation expense	6	1,661	118,473
	$15,913	$151,608	$958,324

For the years ended December 31, 2009, 2008 and 2007, this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	2009	2008	2007

General and administrative	$11,470	$92,023	$418,909
Nutraceutical research, development and support	1,827	28,733	350,121
Marketing, sales and product development	2,616	30,852	189,294
	$15,913	$151,608 $	958,324

At December 31, 2009 there is no balance of unamortized stock based compensation expense.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007

Expected dividend yield	0%	0%	0%
Expected volatility	133%	114%	81%
Risk-free interest rate	1.1%	2.9%	4.5%
Expected lives	2 years	2 years	2 years

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
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

14.     Share capital (continued):

(g)	Stock Based Compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007

Expected dividend yield	n/a	0%	0%
Expected volatility	n/a	96%	92%
Risk-free interest rate	n/a	3.1%	4.5%
Expected lives	n/a	4 years	4 years

(h)	Shareholder rights plan:

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

The Company is obligated to pay $65,000 per annum for 25 years, which began March 1, 2008.  As at December 31, 2009 the current portion of the tenure allowance is $65,000 and the long-term portion is $913,464.  As the tenure allowance has not been fully funded, the net interest accretion expense on the allowance for the year ended December 31, 2009 is $(20,564) (2008 – $109,433; 2007 – $48,832).  The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

15.     Commitments, contractual obligations and contingencies  (continued):

   (b)     University of British Columbia:

Pursuant to a license agreement with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to  certain technology related to the preparation and purification of phytosterols from tall oil soap.  The Company may be required to issue to UBC up to 3,125 shares after the sale of any products derived from this technology.  In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5% on sales of any products derived from thus technology.

(c)        Inventory supply agreement

During the year ended December 31, 2009 the Company entered into a purchase agreement with an inventory supplier through December 31, 2013.  The agreement requires the Company to purchase a minimum level of inventory based on the initial order.  As at December 31, 2009, the Company is committed to purchase inventory with an estimated value of $697,000 in 2010, $311,000 in 2011, $163,000 in 2012 and $85,000 in 2013.  The Company expects to use this inventory in the normal course of business.

(d)
Under the terms of the agreement with the former TheraPei Pharmaceuticals Inc. (“TPP”) shareholders, 20% of contingent future payments received from the sale will be paid to the former TPP shareholders on a basis of 80% Forbes’ shares and 20% cash (see Discontinued operations - note 24).

16.    Net change in non-cash operating items:

	2009	2008	2007

Accounts receivable	$499,738	$(169,676)	$268,738
Inventories	3,875,589	(675,963)	776,054
Prepaid expenses and deposits	57,498	(17,580)	374,050
Accounts payable and accrued liabilities	(2,051,640)	304,289	(1,191,820)
Current income tax liability	(6,838)	(23,840)	(508,411)
Decrease / (increase) in life insurance cash surrender value	5,999	389,390	(33,290)
(Decrease) / increase in tenure liability	(91,565)	76,133	39,572
Increase in Tax provision	744,000	―	―
Other	(4,834)	(2,612)	(15,764)
	$3,027,947	$(119,859)	$(290,871)

17.   Basic and diluted net income / (loss) per share:

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per common share is computed in accordance with the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

17.      Basic and diluted net income / (loss) per share (continued):

The following table sets out the computation of basic and diluted net income (loss) per common share:

	2009		2008	2007
Net income / (loss) from continuing operations for the year		$126,598	$(7,189,568)	$(9,242,210)

Loss from discontinued operations		―	(462,931)	(2,440,918)

Net income / (loss) and comprehensive income / (loss) for the year		$126,598	$(7,652,499)	$(11,683,128)
Weighted average number of common shares outstanding, basic		4,969,813	4,865,131	4,800,923

Basic income / (loss) per share from continuing operations		$0.03	$(1.48)	$(1.92)

Basic loss per share from discontinued operations	$	―	$(0.09)	$(0.51)

Basic income / (loss) per share		$0.03	$(1.57)	$(2.43)
Weighted average number of common shares outstanding, diluted		5,032,539	4,865,131	4,800,923

Diluted income / (loss) per share from continuing operations		$0.03	$(1.48)	$(1.92)

Diluted loss per share from discontinued operations	$	―	$(0.09)	$(0.51)

Diluted income / (loss) per share		$0.03	$(1.57)	$(2.43)

For the year ended December 31, 2009, 62,726 shares related to stock options were included in the calculation of diluted net income (loss) per common share.  For the years ended December 31, 2008 and 2007, nil, 4,339 shares, respectively, related to stock options were excluded from the calculation of diluted net income (loss) per common share because their effect was anti-dilutive.

18.       Related party transactions:

Nancy Glaister, the former Corporate Secretary of the Company, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provided legal services to the Company.  For the period ending September 29, 2009 (date of resignation), Cawkell Brodie Glaister LLP billed the Company $63,000 (12 months ended December 31, 2008 - $122,000; 12 months ended December 31, 2007 -$204,000) excluding GST, PST and disbursements, for legal services.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

19.      Concentration of sales and segmented disclosure:

For the years ended December 31, 2009, 2008 and 2007 the majority of the Company’s revenue was generated from four customers. Customer A accounted for 44% (2008 – 47%, 2007 – 40%), Customer B accounted for 15% (2008 – 11%, 2007 – 10%), Customer C accounted for 9% (2008 – 20%, 2007 – 15%), and Customer D accounted for 8% (2008 – 9%, 2007 – 13%) of revenue.  51% of sales are recorded in the USA, 36% of sales are recorded in Europe and the balance in rest of the world.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States and the European Union.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

As of December 31, 2009, 2008 and 2007, the Company’s long-lived assets used in continuing operations are primarily located in Canada.

20.       Income taxes

(a)	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense using a 30.00%, (2008 – 31.00%, 2007 – 34.12%), statutory rate is:

	2009	2008	2007
Income tax expense (recovery) at statutory rates	$267,579	$(2,223,639)	$(3,321,127)
Change in valuation allowance	304,233	260,158	(5,929,087)
Impact of substantially enacted income tax rate on the valuation allowance	86,830	852,862	8,357,000
Permanent differences and other	106,691	1,127,157	401,760
Income tax expense (recovery)	$765,333	$16,538	$(491,454)

(b) The tax effects of temporary differences that give rise to significant components of the future income tax assets are presented below:

	2009		2008
Future tax assets:

Non-capital loss carry-forwards		$1,938,003		$14,268,765
Property, plant and equipment and intangible assets		431,173		1,038,551
Research and development expenditures		―		8,943,658
Share issue costs		―		41,629
Other		244,616		278,208
Total gross future tax assets		2,613,792		24,570,811

Valuation allowance		(2,613,792)		(24,570,811)

Total future tax assets	$	―	$	―

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

20.        Income taxes (continued)

(b)	The tax effects of temporary differences that give rise to significant components of the future income tax assets are presented below (continued):

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

The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company.  The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated.  As at December 31, 2009, the Company has accrued a non-current tax provision $744,000 (December 31, 2008 - $6,838 short-term) of various tax matters.

As at December 31, 2009, the Company has accumulated non-capital losses in the amount of $7,560,136 (2008 – $53,424,500). The Canadian non-capital losses for income tax purposes expire as follows:

Non-capital losses
Year of expiry

2028	$4,674,355
2029	2,885,781
$7,560,136

In March 2009, former wholly owned subsidiary company, 3887685 Canada Inc (Old Forbes) was disposed of and as a result, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to Old Forbes, are no longer available for utilization by the Company (note 3).

The Company also has net operating loss carry forwards for U.S. federal and state income tax purposes of approximately $141,000 (US$134,400) which begin to expire in 2014.  Due to the change in control of the subsidiary company, now known as Forbes Medi-Tech (Research) Inc., during the year ended December 31, 2006, the future utilization of certain net operating loss carry forwards that were incurred by this subsidiary prior to the acquisition by the Company, will be restricted and subject to annual limitations.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

21.       Lease commitments:

The Company is committed under operating lease agreements for premises and office equipment, for lease payments in the following amounts:

2010	$314,883
2011	26,085
2012	26,085
2013	26,085
2013 and thereafter	15,216
$408,354

22.      Capital risk management:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.  The Company includes equity, comprised of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to finance its operations through the second quarter of 2010 and complete a strategic transaction, such as a merger, acquisition, sale of business or other suitable transaction so that it can continue to maintain ongoing operations.  Management is attempting to seek available alternatives, including a strategic transaction under which the Company might acquire sustainable assets or business operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners.  The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2009.

As at December 31, 2009 total managed capital shareholders’ equity was $2,428,156.

23.      Financial risk management:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management.  The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

23.       Financial risk management (continued):

(a)      Market risk:

(i)   Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily US dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company’s main objective in managing our foreign exchange risk is to maintain US cash on hand to support US forecasted cash flows.  To achieve this objective the Company monitor forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

Balances in foreign currencies at December 31, 2009 are as follows:

	US Dollars	Euros	British Pounds
Cash and cash equivalents	$770,632	€45,600	£66,071
Accounts receivable	635,033	97,373	51,141
Accounts payable and accrued liabilities	(136,013)	(36,442)	(23,895)
Tax provision	(711,000)	―	―
	$558,652	€106,531	£93,317

Balances in foreign currencies at December 31, 2008 are as follows:

	US dollars	Euros	British pounds
Cash and cash equivalents	$434,915	€40,091	£55,617
Accounts receivable	329,059	165,864	58,113
Accounts payable and accrued liabilities	(1,592,728)	(9,155)	(57,508)
Tax provision	―	―	―
	$(828,754)	€196,800	£56,222

The Company’s functional currency is Canadian dollars however certain of our revenues and expenses are denominated in US dollars, the European Union Euro (“Euros”), and the Great Britain Pound (“GBP”).  Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2009 approximately 66% of the Company’s sales were made in US dollars and approximately 49% of expenses were incurred in US dollars.  With all other variables held constant, a ten percentage point increase in the value of the US dollar relative to the Canadian dollar during the year would have decreased the Company’s net income by approximately $95,000 for the year ended December 31, 2009.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

23.       Financial risk management (continued):

(a)      Market risk:

(i)     Currency risk (continued):

During the year ended December 31, 2009 approximately 26% of the Company’s sales were made in Euros and an insignificant amount of expenses were incurred in Euros.  With all other variables held constant, a ten percentage point increase in the value of the Euro relative to the Canadian dollar would have increased the Company’s net income by approximately $86,000 for the year ended December 31, 2009.

During the year ended December 31, 2009 approximately 8% of the Company’s sales were made in GBP and approximately 4% of expenses were incurred in GBP.  With all other variables held constant, a ten percentage point increase in the value of the GBP relative to the Canadian dollar would have increased the Company’s net income by approximately $2,000 for the year ended December 31, 2009.

At December 31, 2009, the Company had US dollar, Euro, and GBP denominated accounts payable which are partially offset by US dollar, Euro and GBP accounts receivable.  Foreign exchange gains and losses arising from the revaluation of these balances are included in the net income.  With all other variables held constant, a ten percentage point increase in the value of the US dollar, Euro or GBP relative to the Canadian dollar would have (decreased)/increased net income by approximately $(21,000), $6,000 and $3,000, respectively, at December 31, 2009.

Fluctuations in the US dollar exchange rate could have a potentially significant impact on the Company’s results from operations. However, they would not impair or enhance the Company’s ability pay our foreign currency-denominated expenses as such items would be similarly affected.

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

In addition, although the interest rate fluctuation impacts the interest expense relating to the tenure allowance, the amount of the tenure allowance payments is a fixed amount until the end of the arrangement.  A 1% increase in the Government of Canada’s long-term bond rate would decrease the tenure liability and related interest expense by $88,907.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

23.  Financial risk management (continued):

(b)    Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company’s maximum exposure to credit risk at period end is the carrying value of our cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. Cash and cash equivalents of $1,329,176 (December 31, 2008 - $1,376,575) are held with a Canadian chartered bank, an affiliated US bank and a UK bank. The Company’s cash is not subject to any external restrictions.

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts.

December 31, 2009

Trade accounts receivable	$896,744
Other receivables	50,079
Total accounts receivable	$946,823

Current	$765,721
Past due for less than:
30 days	81,018
60 days	46,170
90 days	-
Past due for 90 days or greater	3,835

Total trade accounts receivable, net	$896,744

Other accounts receivable include amounts for use tax receivable and the Company believes that the risk of collection of such receivables is low because government agencies carry low credit risk.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  Senior management is also actively involved in the review and approval of planned expenditures.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2009:

	Less than 3 months	3 - 6 months		6-12 months		Greater than 1 year

Accounts payable and accrued liabilities	$546,848	$	―	$	―	$	―
Tenure allowance	16,250		16,250		32,500		1,446,250
	$563,098		$16,250		$32,500		$1,446,250

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

24.     Discontinued operations:

In May 2008, the Company announced its decision to discontinue its pharmaceutical research and development programs and to focus on its nutraceutical operations. Accordingly, all expenses, related to the pharmaceutical research and development programs have been classified as discontinued operations for 2008 and 2007.   The Company did not generate any revenue from its discontinued pharmaceutical R&D programs.

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

The proceeds from sale included $959,504 (US $910,000) for intellectual property less payments to former shareholders of TheraPei Pharmaceuticals Inc. (“TPP”), of $191,901 (US $182,000) which comprised of 168,322 Forbes’ common shares valued at $154,467 (US $145,600) and cash of $38,613 (US $36,400) for a gain of $767,603 (US $728,000).  Under the terms of the agreement with the former TPP shareholders, the value of the 168,322 common shares issued was determined based on the average of the Nasdaq stock exchange high and low trading price of Forbes common shares on the closing date.  Also, the proceeds of sale included $94,896 (US $90,000) for capital assets, which resulted in a loss of $1,145 (US $1,086).  Under the terms of the agreement with the former TPP shareholders, 20% of contingent future payments received from the sale, as noted above, will be paid to the former TPP shareholders on a basis of 80% Forbes’ shares and 20% cash.

The following tables reflect our loss from discontinued operations relating to our pharmaceutical research and development programs for the years ended December 31, 2009, 2008 and 2007.

	2009		2008	2007

Expenses
Pharmaceutical administrative	$	―	$133,044		$245,216
Pharmaceutical research & development		―	1,097,490		1,529,504
Write-down of assets		―	―		666,198

	$	―	$(1,230,534)		$(2,440,918)
Gain on disposal of discontinued operations	$	―	$767,603	$	―
Loss from discontinued operations	$	―	$($462,931)		$(2,440,918)

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

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

As a result there were no longer significant differences between Canadian and United States GAAP for accounting for stock-based compensation for employee and non-employee awards.

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

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

(b)   Reduction of stated share capital and deficit:

Under United States GAAP, reductions in Stated Share Capital and Accumulated Deficit are not permitted. Under Canadian GAAP, the Stated Share Capital and Deficit was reduced.

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

 (d)  Convertible debenture:

As described in note 3, on March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize a wholly owned subsidiary company, 3887685 Canada Inc. (“Old Forbes"). Old Forbes issued a convertible debenture to the Investor for proceeds of $2,960,000.

Under United States GAAP, debt issued by a consolidated subsidiary that is convertible into that subsidiary's stock is accounted for in accordance with APB 14 as a combined instrument and classified as a liability. No portion of the proceeds from the issuance of the convertible debt is attributable to the conversion feature, since the convertible debt was not issued with a beneficial conversion feature. The Company recorded this convertible debenture for United States GAAP purposes at the issue price of $2,960,000.

Under Canadian GAAP, the convertible debenture was considered to have both a debt and equity component, and was classified as non-controlling interest on the “Equity component of subsidiary’s convertible debenture”, as described in note 6.

(e)    Share issuance costs:

Under United States GAAP, share issuance costs pertaining to the beneficial conversion feature are recorded as deferred financing costs and are amortized over the maturity period.  Under Canadian GAAP, the share issuance costs are charged to equity.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

25.   United States generally accepted accounting principles (continued):

(f)    Warrants:

On January 1, 2009 under United States GAAP, the Company adopted, Emerging Issues Task Force Issues No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (ETIF 07-5).

As described in note 14(d), the Company has a balance of 227,265 warrants outstanding as at December 31, 2009 and expiring on October 26, 2010.  Under EITF 07-5, and effective January 1, 2009, the Company was required under United States GAAP to recognize the embedded derivative relating to the strike price of the warrant being denominated in US dollars while the Company’s functional currency is the Canadian dollar.  The embedded derivative is recognized at fair value based on the Black-Scholes method.  The movement in fair value for the year ended December 31, 2009 is recorded in the consolidated statement of operations and deficit.  Under Canadian GAAP, no such requirement exists.

EITF 07-5 requires that this be accounted for prospectively with a cumulative effective adjustment of $4,967 recognizing the liability and adjustment to equity as of January 1, 2009.  During the year ended December 31, 2009, $488 was recognized as an adjustment to the consolidated statements of operations and deficit.

(g)	Inventory:

Under United States GAAP, reversals of inventory valuation provisions are not permitted. Under Canadian GAAP, such reversals are permitted. During the year ended December 31, 2009 inventory valuation allowances of $75,000 were reversed.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

25. United States generally accepted accounting principles (continued):

(h)      Impact of differences:

(i)  Consolidated statement of operations and comprehensive income / (loss) and deficit:

	2009	2008	2007

Net income / (loss) in accordance with Canadian GAAP	$126,598	$(7,652,499)	$(11,683,128)
Difference in gain on dilution of interest in subsidiary (note 25(d))	(398,615)
Difference in interest accretion (note 25(d))	103,728	294,887	―
Reversal of inventory write-down under Canadian GAAP (note 25(g))	(75,000)
Recognition of liability component of warrants (note 25(f))	(488)	―	―
Net loss and comprehensive loss in accordance with United States GAAP	(243,777)	(7,357,612)	(11,683,128)
Deficit, beginning of period, United States GAAP	(105,279,439)	(97,916,860)	(86,233,732)
Adjustment of cumulative impact of recognition of liability component of warrants (note 25(f))	―	(4,967)	―
Deficit, end of period, United States GAAP	$(105,523,216)	$(105,279,439)	$(97,916,860)
Weighted average number of shares outstanding, basic	4,969,813	4,865,131	4,800,923
Basic loss per share	$(0.05)	$(1.51)	$(2.43)
Weighted average number of shares outstanding, diluted	5,032,539	4,865,131	4,800,923
Diluted income / (loss) per share	$(0.05)	$(1.51)	$(2.43)

(ii)	Consolidated balance sheet:

	2009		2008
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$4,571,445	$4,496,445	$9,057,668	$9,057,668
Capital assets	102,813	102,813	139,843	139,843

Intangible and other assets	23,210	23,210	18,376	18,376

Current and Long-term liabilities	2,269,312	2,274,767	6,531,627	6,640,322

Equity Component of subsidiary’s convertible debenture	―	―	398,615	―

Shareholders’ equity:
Common Shares	2,720,992	100,218,121	2,720,992	100,218,121
Contributed Surplus	10,042,877	7,652,796	10,026,964	7,636,883
Deficit	(10,335,713)	(105,523,216)	(10,462,311)	(105,279,439)

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

25.  United States generally accepted accounting principles (continued):

(i)        Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

 (i)    Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(iii)  Other disclosure items:

	2009	2008	2007

Depreciation	$37,030	$67,352	$151,720
Amortization	―	8,232	8,458

Depreciation-discontinued operations	―	11,032	18,971
Amortization- discontinued operations	―	―	33,858

Operating lease expense	$329,760	$337,985	$338,907
Operating lease expense – discontinued operations	―	99,215	―

(j)	Recent accounting pronouncements:

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, amend FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments and Accounting Principle Board Opinion No. 28, Interim Financial Reporting, to require disclosures about fair value of financial instruments in interim financial statements.  The Company has provided the required disclosures in note 25(f).

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, Recognition and Presentation of Other-than-Temporary Impairments, or FSP FAS No. 115-2.  FSP FAS No. 115-2 amends the impairment guidance for certain debt securities and will require an investor to assess the likelihood of selling the security prior to recovering the cost basis.  If the investor  is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to non-credit losses would be reflected in other comprehensive income.  FASP FAS 115-2 is effective for interim periods beginning after June 15, 2009.  We anticipate no impact from this pronouncement.

In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.   This standard is related to determining fair value when volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly amends existing accounting standards to provide additional guidance on estimating fair value when there has not been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity for the asset or liability. In addition, the new standard provides additional guidance on situation that may indicate that a transaction for the asset or liability is not orderly.

